Form 10-K405, Exhibit 13
period 1995-03-31
MODINE MANUFACTURING CO
filed 1995-06-29
CIK 67347

EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Modine Manufacturing Company continued its growth momentum during
- -----------------------------------------------------------------
the fiscal year.
- ---------------

   Modine Manufacturing Company continued its growth momentum during the fiscal year ended March 31, 1995. For the fifth consecutive year, every quarter advanced in sales, compared with the prior year. Approximately half of the fiscal year's 36.4-percent sales increase came from two European acquisitions that were made towards the end of the year before. The rest of the increase was due to strong growth across all of Modine's operations.

   Operating income rose to 12.3 percent of sales in fiscal 1995, the fourth consecutive percentage increase. Important factors in continuation of this trend included: fixed costs spread over higher volume; a greater proportion of sales to original-equipment manufacturers (OEMs); continuing benefits from cost-reduction efforts; and productivity increases.

   Modine's performance was up despite the adverse impact on operating profit from the rise in costs for two major raw materials. Copper prices rose steadily throughout fiscal 1995, ending up 58-percent higher than at the prior year end. After peaking in January, aluminum was up 44 percent in March compared with twelve months earlier. Because of the high material content of Modine's sales, these cost changes must be passed through to our customers, but with somewhat of a delay and, therefore, a dampening effect on operating margins.

   The company's 1994-95 revenues from its top ten customers were 35 percent of total sales, the same as the year before. No single customer dominated. Modine's sales to its largest customer were less than seven percent in both fiscal 1995 and 1994.

Fiscal-year sales by market
- ---------------------------

   The aftermarket is still the largest of the company's major markets. This business was 24 percent of total sales in the latest fiscal year, down from 29 percent in 1994 despite growing 14 percent year-over-year to record levels. The expansion of Modine's OEM sales through the European acquisitions late in fiscal 1994 caused the decrease in the proportion of sales that went to aftermarket customers in fiscal 1995.

   Primarily selling radiators and radiator cores as replacements in passenger-car markets, the aftermarket business benefited from a record number of vehicles in operation as well as of those in the prime repair age, with the bulk of these sales in North America. Modine's European aftermarket operations saw large percentage increases during fiscal 1995. The new Mexican and Spanish acquisitions will boost Modine's share of the worldwide aftermarket in this new fiscal year.

   The major market with the greatest percentage growth consisted of sales to OEM customers for passenger-car and light-truck applications. Most of the 70-percent growth year-over-year was due to the full-year effect of fiscal 1994's acquisitions. At 22 percent of total revenues, this was Modine's second largest market. Some of the future growth in this market will come from new products such as the aluminum Donut oil cooler and a latent-heat battery that would help decrease emissions by enabling immediate warm-up of a vehicle's engine, from increased sales of PF air-conditioning components, and from the addition of climate-control systems for vehicles through the impending Signet acquisition.

   OEMs of medium and heavy trucks made up the third largest market for Modine with 17 percent of total sales. Company shipments grew 48 percent during fiscal 1995, aided considerably by the full year's sales from the earlier European acquisitions. In North America, a new Truck Division was created by splitting the Automotive Division in two, to better focus resources and long-term initiatives on the specific needs of each of these important markets. Fiscal 1995 sales were aided by another record sales year for the large, Class-8 trucks -- up 20 percent in the United States and Canada. The ability to offer complete heating and cooling systems in the future will provide additional impetus to Modine's sales growth to this market.

   Modine's sales to the industrial market grew 36 percent last year to end up at 14 percent of the company's total. The inclusion of L,ngerer & Reich (L&R) for a full 12 months was a large factor in the growth, although sales to most parts of this diverse market were stronger than in the previous year. Engine manufacturers make up part of the industrial market; and, once again, some of the market's growth came from increased truck sales in North
America because a part of the OEM engine output goes to various truck manufacturers.

   Sales to the building-HVAC (heating, ventilating, air-conditioning) market were up 12 percent, reversing a small decline in fiscal 1994. A strong U.S. economy and growth in commercial-industrial construction combined with a recovery in sales to OEMs for residential markets to effect Modine's results. Despite a substantial increase overall in the fiscal year, this market made up only nine percent of total revenues because of the higher growth in other areas. The transfer of PF technology from vehicular to building-HVAC markets plus new sales to international customers should bolster expansion in the future.

   Modine shipments to the off-highway-equipment market grew 23 percent with essentially no help from acquisitions. This category was eight percent of overall sales in fiscal 1995. Shipments to OEMs of construction and agricultural equipment improved with the help of rising economies in most Western, developed countries. The trend toward partnerships with customers continued, with Modine assuming more responsibility for overall cooling design in return for long-term agreements as a supplier. Customers also continued their trend of purchasing more assembled cooling-system modules, which will become even more important as Modine adds expertise for entire systems. Looking to the near future, the initial phases of off-highway emission regulations begin in the United States in January 1996. As this progresses, it should result in more charge-air cooling sales as well as the need for more efficient heat exchangers.

Sales by product in fiscal 1995
- -------------------------------

   As mentioned earlier, modules consisting of several different heat exchangers are gaining importance in satisfying customer needs. The sales of these packaged assemblies has contributed to Modine's recent success and will likely be even more significant in the future. Entering the complete systems business will accelerate this trend and Modine's overall sales in coming years.

   Radiator sales in fiscal 1995 were two and a half times as large as the next biggest product category. This product line, consisting of both complete radiators and cores, made up 42 percent of total sales, with a year-over-year growth rate of 27 percent. The proportion going to OEM customers, as opposed to the aftermarket, rose from 41 percent in fiscal 1994 to 48 percent last year. The increase was due to L&R operations being a part of Modine for a longer period in fiscal 1995.

   Oil coolers constituted 16 percent of Modine's latest annual sales. The product category grew 47 percent over the prior year's total. Donut oil coolers made up the largest single type, and future sales will be helped by the introduction of aluminum Donut oil coolers and expanded applications of PF oil-cooling products.

   The largest percentage increase in sales came from vehicular air-conditioning condensers and evaporators. Shipments of these products grew 55 percent in fiscal 1995 to reach 14 percent of Modine's overall sales. The growth stemmed from the acquisition of Austria W,rmetauscher GmbH as well as strong increases for products such as PF condensers.

   Modine's sales of charge-air coolers benefited from the L&R acquisition, continuing their long growth trend as a major product line. These heat exchangers were 12 percent of total company revenues, based on a 47-percent increase over the previous fiscal year.

   Building-HVAC products grew 12 percent year-over-year and represented nine percent of Modine's sales, as discussed earlier in this report.

Capital expenditures and R&D
- ----------------------------

   Capital expenditures of $34.1 million in fiscal 1995 were almost 17-percent higher than the prior year. Significant investments were made at a number of locations, including: the Logansport, Indiana, oil-cooler plant; the Trenton, Missouri, radiator facility; and the Clinton, Tennessee, air-conditioning-components plant.

   Outstanding commitments for capital expenditures at March 31, 1995, were approximately $13.6 million. Most relate to plant expansions, process improvements, tooling for new products, and various new equipment. About $5.1 million of the outstanding commitments cover facility improvements and equipment upgrades for the L&R locations. A year earlier, there were outstanding commitments of $5.8 million. Capital expenditures are financed from cash generated internally.

   Modine's investment in research and development grew 14.7 percent last year to $10.9 million, due in part to the L&R acquisition. Coordinated R&D activities are underway in Europe and North
America, giving Modine the ability to efficiently serve its customers' needs. The acquisition of Signet Systems will bring additional valuable capabilities including a second full-vehicle wind tunnel.

   The primary focus of R&D continues to be the development of new or improved products and processes in order to maintain Modine's technological leadership in the heat-transfer industry. Among 11 U.S. patents issued last year was one that extends the range of applications for PF technology. The company now owns 790 patents worldwide.

Other operational activities
- ----------------------------

   Modine expanded its international presence last year by opening sales offices in: Yokohama, Japan; Gdansk, Poland; and Milan,
Italy. The Uden plant in The Netherlands was restarted for the production of vacuum-brazed aluminum products.

   Subsequent to the year end, Modine acquired a plant in Granada, Spain; signed a letter of intent to purchase an operation in Mexico City, Mexico; and announced its intention to sell the Dowagiac, Michigan, copper-tubing extrusion business that came as part of an October 1990 acquisition. The anticipated purchase of Signet Systems will add plants in Harrodsburg, Kentucky, and G"ch, Germany, plus a sales and engineering office in Detroit, Michigan. The company intends to finance these acquisitions through a combination of internally generated cash, proceeds from the sale of the copper-tubing extrusion business, and some additional debt.

   Total worldwide employment at Modine expanded 10.7 percent to 7,551 because of increased production demands that resulted from the 36.4-percent increase in sales.

   During the last fiscal year, nine Modine plants earned a total of 18 new awards from new or existing customers. Nine plants also received 18 recertifications from eight different customers.
Three building-HVAC plants maintained product certifications from seven agencies on nine product types.

   Fourteen U.S. manufacturing facilities have individually met or exceeded their goals from a 1991 waste minimization program. The objective was to reduce overall waste by 65 percent by December 1995. The companywide results as of December 1994 reached a 58.7-percent reduction and Modine expects to meet its ambitious goal. Waste-minimization efforts continue at all plants because the programs reduce costs as well as benefit the environment.

Accounting changes
- ------------------

   In the first quarter of fiscal 1994, the company adopted FASB
Statement 109, "Accounting for Income Taxes," with a resulting increase in earnings of $0.9 million.

   The company adopted FASB 106, relating to postretirement benefits, in the 1993 fiscal year, as explained in Note 4.

Hedging and foreign currency exchange contracts
- -----------------------------------------------

   On a limited basis, the company enters into foreign-exchange options and forward contracts on foreign currencies and copper futures as hedges against the impact of currency and raw-material price fluctuations.
See Note 14.

Environmental matters
- ---------------------

   In fiscal 1995, the company set up additional reserves of $415,000 for a Superfund assessment and $44,000 for the estimated total environmental cleanup cost at a specific location in Missouri.

   During the prior fiscal year, the company established reserves of $533,000 for the estimated total environmental cleanup costs to be incurred at specified locations in California and Illinois.

   During fiscal 1993, the company reached a tentative agreement with the Federal Environmental Protection Agency to pay a penalty of $750,000 and incur other expenses to change the effluent discharge system at the McHenry, Illinois, manufacturing facility. See Note 20.

   It is likely that the company will, in the future, incur additional charges for environmental programs relating to past operations, but such costs at this time are unknown and indeterminable. There are no other currently known liabilities that would have a significant effect on the company's consolidated financial position or results of operations.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS

Sales
- -----
   Sales of $913.0 million were up $243.5 million or 36.4 percent.
European acquisitions made late in the prior fiscal year were major contributors to the continuing sales growth, accounting for approximately one-half of the percentage increase for the year. European sales results were also positively impacted by the strengthening value of the Deutsche mark and other European currencies against the dollar. Strong sales growth across all of Modine's domestic and other foreign operations contributed to the remaining sales increase.

   Sales for the previous fiscal year were $669.6 million, up $98.7 million or 17.3 percent. Acquisitions made in Europe, together with significant sales increases to truck and engine manufacturers and to the passenger-car aftermarket, were the major contributors to the sales growth.

   Sales for the fiscal year ended March 1993 were also up, by $44.3 million or 8.4 percent, with the majority of the improvement arising from increased penetration in the medium- and heavy-truck markets.

Gross Profit
- ------------

   Gross profit margin, at 29.4 percent of sales, declined 0.9 percentage points. Higher raw material costs in two major component metals, copper and aluminum, contributed to a portion of the reduction, as did higher labor cost. While improvements have been made, the gross profit margins generated by the recently acquired companies in Europe are not at the level generally earned domestically. The full-year effect of including these lower margins was also a factor in the overall gross-profit percentage decrease.

   Gross profit margin in the previous fiscal year, at 30.3 percent of sales, was up 1.2 percent, largely as a result of increased sales volume in most markets Modine serves.

   Gross profit margin in fiscal 1993, at 29.1 percent, was up from 28.6 percent, mainly due to improved volume, particularly in the truck market, and also from increased sales for European passenger cars. Cost of sales was impacted by a reserve for a penalty of $750,000 plus other expenses related to an action by the U.S. Environmental Protection Agency relative to a manufacturing plant in Illinois.

Selling, general and administrative (SG&A)
- ------------------------------------------

   SG&A expenses for the year totaled $156.2 million, up $29.5 million or 23.2 percent from the previous year. Over 75 percent of the overall dollar increase can be attributed to the full-year impact of the two European companies acquired in fiscal 1994. SG&A expenses continued to trend downward as a percentage of sales, declining to 17.1 percent from 18.9 percent of sales the year before. Ongoing sales volume increases, together with the careful monitoring of costs, are the primary reasons for this positive trend.

   SG&A expenses for the previous year totaled $126.7 million, an $18.4-million or 17.0-percent increase. More than half of the dollar increase came from the European acquisitions made during the year. As a percentage of sales, SG&A declined to 18.9 percent from 19.0 percent the prior year.

   SG&A in fiscal 1993 increased by $1.8 million or 1.7 percent while decreasing as a percentage of sales from 20.2 percent to 19.0 percent.

Income from operations
- ----------------------
   Fiscal 1995 income from operations, at $112.1 million, was up 47.0 percent from the prior year. Growing sales volumes and close monitoring of overhead costs by management contributed to the continuation of this favorable trend.

   Income from operations in fiscal 1994 and 1993 were $76.2 million and $57.5 million, respectively. On a percentage basis, the two years increased by 32.5 percent and 30.5 percent, respectively. As in the current year, volume increases and continuing control over cost increases were the main factors leading to the improvements shown.

Interest expense
- ----------------

   Interest expense in the last year grew by 6.2 percent. The full-year impact of foreign-denominated borrowing made in conjunction with the prior year's acquisitions and the declining dollar in relation to the Deutsche mark and other European currencies increased interest expense. These increases were offset in part by scheduled and discretionary reductions in domestic borrowing and by a declining European interest-rate environment, which the company utilized to restructure certain foreign debt arrangements.

   Interest expense for each of the previous two years was $6.0 million. Although outstanding debt at the end of fiscal 1994 increased by $32.6 million, interest expense remained essentially unchanged. Scheduled repayments of domestic debt carrying higher interest rates offset the increase in lower-rate foreign-denominated debt that was outstanding for only four months of the year. In fiscal 1993, discretionary debt repayments from available cash led to a $1.2-million reduction in interest expense.

Other income, net
- -----------------

   Other income of $3.2 million remained relatively consistent when compared with the prior years' totals of $2.8 million and $2.5 million. Positively influencing the current year results were foreign-currency transaction gains recorded as the result of the declining dollar.

Provision for income taxes
- --------------------------
   In the 1994-95 fiscal year, the income-tax rate was 37.1 percent, down 3.9 percent from the 41.0-percent level before the effect of adopting FASB 109 the year before. The main items leading to the rate reduction were: the net utilization of certain foreign operating-loss-carryforwards and a reduction in foreign joint-venture dividends, which are taxed on receipt.

   In the prior year, the income-tax rate before the effect of adopting FASB 109 was 41.0 percent, up from 38.2 percent in the previous year. The increase was caused mainly by two factors: the one-percent increase in the U.S. federal income-tax rate and the fact that the recent European acquisitions placed a significantly larger portion of the company's business in foreign countries.

   The net income-tax rate in fiscal 1993, before the effect of FASB 106, was 37.7 percent, up from the previous year's 35.5 percent. The major factors driving this increase were: reduced earnings in foreign joint ventures, which are booked on an after-tax basis; and decreased earnings in a foreign subsidiary, which was not subject to tax because of past losses.

Change in accounting for income taxes
- -------------------------------------

   In the first quarter of fiscal 1994, Modine adopted FASB 109 recognizing a gain of $0.9 million, or 3 cents per share, which was the net impact of adopting this accounting standard.

Change in accounting for postretirement benefits other than pensions
- --------------------------------------------------------------------

   Modine adopted FASB 106 (effective as of the first quarter of fiscal 1993) to recognize an after-tax charge of $13.7 million, or 46 cents per share, for all prior years' obligations.

Net earnings before the impact of accounting changes
- ----------------------------------------------------

   Net earnings were $68.4 million, or 7.5 percent of sales, up
58.8 percent from the prior year net earnings before the accounting change. This continued the string of record-setting years for the company and is indicative of the wide success experienced in the domestic and foreign markets that are being served by the company. Positive contributions by operating units acquired in Europe the year before were also a factor contributing to the new earnings record.

   Net earnings in fiscal 1994, before the impact of the accounting change for income taxes, were $43.1 million or 6.4 percent of sales, up $9.4 million or 27.9 percent from the previous year. Increased sales volume was the main factor contributing to the record results achieved during the year.

   Net earnings in fiscal 1993, before the accounting change for postretirement benefits other than pensions, were $33.7 million or 5.9 percent of sales, up $5.7 million or 20.2 percent from the year before. Once again, the improvements were largely the result of increased sales volume.

Net earnings after the impact of accounting changes
- ---------------------------------------------------

   Net earnings were $68.4 million, up $24.5 million from the year before. There were no accounting changes adopted during the last year that impacted earnings.

   Net earnings for the company in the previous year, after the effect of FASB 109 (which added $0.9 million to earnings), were $44.0 million, up $24.0 million from the previous year when earnings were reduced by $13.7 million for FASB 106 charges.

   Net earnings in fiscal 1993 after the adoption of FASB 106 were $20.0 million, down $8.0 million or 28.7 percent from a year earlier.

CONSOLIDATED STATEMENTS OF EARNINGS

                                     (In thousands, except per-share amounts)
- -----------------------------------------------------------------------------
For the years ended March 31                    1995        1994        1993
- -----------------------------------------------------------------------------
Net sales                                    $913,010    $669,553    $570,839
Cost of sales                                 644,753     466,575     404,942
                                             --------    --------    --------
Gross profit                                  268,257     202,978     165,897
Selling, general, and administrative
    expenses                                  156,203     126,739     108,361
                                             --------    --------    --------
Income from operations                        112,054      76,239      57,536
Interest expense                               (6,384)     (6,009)     (5,953)
Other income - net                              3,157       2,796       2,522
                                             --------    --------    --------
Earnings before income taxes                  108,827      73,026      54,105
Provision for income taxes                     40,385      29,935      20,418
                                             --------    --------    --------
Earnings before cumulative effect of
    accounting changes                         68,442      43,091      33,687
Cumulative effect of change in
    accounting for:
     Income taxes                                  --         899          --
     Postretirement benefits other
       than pensions (net of income
       tax benefit of $8,046)                      --          --     (13,700)
                                             --------    --------    --------
Net earnings                                 $ 68,442    $ 43,990    $ 19,987
                                             --------    --------    --------
Earnings per share of common stock
    before cumulative effect of
    accounting changes                          $2.24       $1.41       $1.12
Cumulative effect per share of
    accounting changes                             --        0.03       (0.46)
                                             --------    --------    --------
Net earnings per share of common stock          $2.24       $1.44       $0.66
                                             --------    --------    --------
Average common shares and common share
 equivalents outstanding                       30,534      30,471      30,164

The notes to consolidated financial statements are an integral part of these statements.

MANAGEMENT'S DISCUSSION OF FINANCIAL POSITION

Current assets
- --------------
   Cash and cash equivalents decreased by $5.8 million to $32.7 million. Sources and uses of cash are set forth in the accompanying statement of cash flows.

   Trade receivables, net of allowances for doubtful accounts, increased by $34.9 million to $145.2 million, primarily as a result of increased sales in virtually all areas of the company's business.

   Inventories increased by $31.8 million to $136.1 million, reflecting higher levels of inventory to support increased sales volume, the increased cost of materials, and, to a lesser degree, the valuation impact of the stronger European currencies on foreign inventories.

   Deferred income taxes and other current assets increased by $7.7 million to $26.3 million, with the current deferred income-tax change and foreign currency exchange contracts being significant components. The foreign currency exchange contracts are used to minimize the impact of exchange- rate movements on U.S. trade receivables denominated in foreign currencies.

   The current ratio increased slightly to 2.0 to 1 from 1.9 to 1.

Property, plant, and equipment (PP&E)
- -------------------------------------

   PP&E increased by $6.9 million to $170.9 million as expenditures for additional capacity and process improvements, along with the increased dollar-equivalent value of overseas assets, exceeded retirements and depreciation expense.

   Investment in affiliates decreased $1.6 million, primarily due to the company's sale of its 36-percent interest in McQuay do Brasil.

   Intangible assets increased by $2.1 million to $34.1 million, due to the increased dollar-equivalent of the foreign portion of these assets.

Deferred charges and other noncurrent assets
- --------------------------------------------

   This category increased by $4.1 million to $36.8 million, primarily due to continuing recognition of a surplus in the company's over-funded pension plans.

Current liabilities
- -------------------

   Short-term debt increased by $2.8 million to $13.6 million, reflecting the impact of the weaker dollar on this foreign debt.

   Accounts payable increased by $18.6 million to $74.2 million, primarily due to the higher operating levels.

   Accrued compensation and employee benefits increased by $4.4 million to $38.3 million, due to increased payroll tax and vacation liabilities and additional workers' compensation reserves.

   Accrued expenses and other current liabilities were up $4.1 million to $25.7 million, due primarily to the foreign currency exchange contracts discussed above and some additional accruals for warranties and rebates.

Long-term debt
- --------------

   Long-term debt decreased by $15.4 million to $62.2 million.
Net reductions in European debt along with normally scheduled and discretionary domestic repayments were partially offset by the $5.3-million translation impact of the stronger European currencies on the foreign debt.

   As a percent of shareholders' investment, long-term debt declined to 20.2 percent from 30.8 percent, while total debt to equity dropped to 28.1 percent from 39.4 percent.

Other noncurrent liabilities
- ----------------------------

   Deferred income taxes increased $3.0 million to $13.0 million, due mainly to the continued recognition of the surplus in the company's overfunded domestic pension plans and to the recognition of certain environmental cleanup expenses from previous years.

   Other noncurrent liabilities increased by $6.3 million to $37.1 million, primarily for the reclassification of unfunded pensions at the company's foreign operations and the effect of the exchange-rate changes.

Shareholders' investment
- ------------------------

   Total shareholders' investment, at $308.3 million, increased by $56.5 million with the major change being in retained earnings, which benefited from net earnings of $68.4 million less dividends paid of $15.4 million.

   The foreign currency translation adjustment increased $5.0 million to $5.2 million as the effect of the stronger European and Japanese currencies on net assets in those areas more than offset declines associated with net assets in Mexico.

   The treasury shares category increased by $3.1 million to $16.7 million, although the total number of treasury shares on hand dropped from 718,000 to 642,000, due to the higher average cost of stock acquired.

   Book value per share increased by $1.88 during the year to $10.38 and has grown at a 10.9-percent compound annual rate since fiscal 1985.

                  CONSOLIDATED BALANCE SHEETS

                                (In thousands, except per-share amounts)
- ------------------------------------------------------------------------
March 31                                           1995         1994
- ------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents                        $ 32,691     $ 38,523
Trade receivables, less allowance for
   doubtful accounts of $6,424 and $4,896         145,231      110,282
Inventories                                       136,114      104,323
Deferred income taxes and other current assets     26,346       18,610
                                                 --------     --------
Total current assets                              340,382      271,738
                                                 --------     --------
Other assets:
Property, plant, and equipment - net              170,872      163,962
Investment in affiliates                            8,016        9,593
Intangible assets _ net                            34,090       31,946
Deferred charges and other noncurrent assets       36,827       32,742
                                                 --------     --------
Total other assets                                249,805      238,243
                                                 --------     --------
     Total assets                                $590,187     $509,981
                                                 ========     ========


Liabilities and shareholders' investment
Current liabilities:
Short-term debt                                  $ 13,565     $ 10,785
Long-term debt _ current portion                   10,853       10,796
Accounts payable                                   74,194       55,567
Accrued compensation and employee benefits         38,285       33,923
Income taxes                                        7,004        7,157
Accrued expenses and other current liabilities     25,748       21,633
                                                 --------     --------
Total current liabilities                         169,649      139,861
                                                 --------     --------
Other liabilities:
Long-term debt                                     62,220       77,646
Deferred income taxes                              12,958        9,986
Other noncurrent liabilities                       37,088       30,743
                                                 --------     --------
Total other liabilities                           112,266      118,375
                                                 --------     --------
     Total liabilities                            281,915      258,236
                                                 --------     --------
Shareholders' investment:
Preferred stock, $0.025 par value,
   authorized 16,000 shares, issued - none             --           --
Common stock, $0.625 par value, authorized
   80,000 shares, issued 30,342 shares             18,964       18,964
Additional paid-in capital                          7,897        6,457
Retained earnings                                 296,614      243,606
Foreign currency translation adjustment             5,159          186
Treasury stock at cost: 642 and 718 common
   shares                                         (16,669)     (13,598)
Restricted stock - unamortized value               (3,693)      (3,870)
                                                 --------     --------
     Total shareholders' investment               308,272      251,745
                                                 --------     --------
     Total liabilities and shareholders'
        investment                               $590,187     $509,981
                                                 ========     ========

The notes to consolidated financial statements are an integral part of these statements.

MANAGEMENT'S DISCUSSION OF CASH FLOWS

Net cash provided by operating activities
- -----------------------------------------

   Cash flows from operating activities were $67.0 million, down $8.3 million from the previous year. While earnings adjusted for noncash items were up $33.3 million, working-capital items required $36.3 million to cover the increased business level, as opposed to last year's net drop in working-capital items of $5.3 million. The preponderance of the additional working-capital requirements were to support U.S. operations.

   The largest change among working-capital items was an increase in trade receivables of $31.5 million, which was essentially a function of increased sales volume. Inventories increased by $26.9 million as a result of increased levels needed to support higher sales volumes and higher material costs. These increases were partially offset by an increase in accounts payable of $16.9 million, also as a result of the much higher operating level than in the previous year, and increased accrued expenses and other current liabilities of $7.7 million.

   Cash flows from operating activities in the previous year were $75.2 million, up $11.5 million. The most significant changes were the increased earnings and net working-capital contributions, primarily from inventory reductions of $9.6 million and accounts payable increases of $7.6 million, partially offset by a trade receivables increase of $14.3 million.

   In fiscal 1993, cash flows from operating activities were $63.7 million, up $18.0 million. The adoption of FASB 106 affected earnings but did not reduce cash flows. Working capital items contributed almost $2.8 million, due primarily to increases in current liabilities, partially offset by inventory increases.

Capital expenditures
- --------------------

   Capital expenditures were $34.1 million, up $5.0 million from the prior year, reflecting capacity expansions and process improvements, with an increasing emphasis on overseas locations.

   Capital expenditures in the prior fiscal year were $29.2 million, up $5.6 million, reflecting building expansions and new equipment.

   In fiscal 1993, capital expenditures were $23.6 million, up
$6.7 million from one year earlier, as a result of several plant expansions.

Acquisitions and investments in affiliates
- ------------------------------------------

   The company disposed of its 36-percent interest in McQuay do Brasil during fiscal 1995 for $1.5 million and incurred additional costs of $0.3 million related to the prior year's acquisitions.

   During the prior year, the company made two acquisitions:
the purchase of a 100-percent interest in a German limited partnership, L,ngerer & Reich, and purchase of the remaining 50-percent interest from the company's partner in a joint-venture company, Austria W,rmetauscher GmbH, for a combined net cash price of $18.9 million. See Note 10.

Changes in debt: short- and long-term
- -------------------------------------

   In the last year, the company made $9.8 million in scheduled and $2.4 million in discretionary repayments of domestic long-term debt. Approximately $9.5 million of foreign denominated long-term debt was converted to short-term debt, nearly equaling other foreign short-term debt that was repaid during the year. Other foreign long-term debt of $2.4 million was repaid while $3.4 million in new foreign debt was obtained.

   During the prior year, the company borrowed $32.1 million to repay acquired debt in Germany that had higher interest rates and to increase its debt capacity. In addition, the company made scheduled repayments of long-term debt totaling $9.8 million.

   In fiscal 1993, overall debt was reduced by $11.8 million
(net), primarily as a result of discretionary debt repayments from available cash.

Treasury stock
- --------------

   During the year, $9.9 million was expended to acquire an additional 336,000 treasury shares; 412,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock purchase plans.

   During fiscal 1994, $6.8 million was expended to acquire
264,000 treasury shares. The company used 349,000 as required for stock options, stock awards, and employee stock-purchase plans.

   The company expended $5.3 million in fiscal 1993 for the purchase of 155,000 shares while using 243,000 shares for stock options, stock awards, and employee stock-purchase plans. In addition, an adjustment for the stock split, in the form of a 100-percent stock dividend, increased treasury shares by 398,000.

Dividends paid
- --------------

   Dividends were $15.4 million, representing a rate of 52 cents per share. An increase of 6 cents per share was effective in May 1994.

   Modine paid dividends of $13.6 million during the prior year at the rate of 46 cents per share. An increase of four cents per share was effective in May 1993.

   Dividends paid in fiscal 1993 totaled $12.4 million, which represented a rate of 42 cents per share after adjustment for the two-for-one stock split in February 1993. The rate had been increased by an adjusted four cents per share in May 1992.

               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                (In thousands)
- ------------------------------------------------------------------------------
For the years ended March 31                        1995     1994       1993
- ------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                     $ 68,442   $43,990    $19,987
 Adjustments to reconcile net earnings with
   cash provided by operating activities:
     Depreciation and amortization                 34,482    28,114    25,549
     Pensions                                      (2,130)   (2,581)   (2,706)
     Other postretirement benefits                   (169)      183     1,519
     Deferred income taxes                           (241)   (3,474)      660
     Undistributed earnings of affiliates          (1,301)     (221)     (790)
     Loss from disposition of property, plant,
        and equipment                                 487     1,017       232
   Provision for losses on accounts receivable      1,375     1,267     1,135
   Cumulative effect of accounting changes              0      (899)   13,700
   Other - net                                      2,343     2,523     1,694
                                                 --------   -------   -------
                                                  103,288    69,919    60,980
                                                 --------   -------   -------
   Change in operating assets and liabilities
     excluding acquisitions:
     Trade receivables                            (31,519)  (14,328)   (1,056)
     Inventories                                  (26,928)    9,560    (5,192)
     Deferred income taxes and other current
       assets                                      (4,225)   (2,807)      711
     Accounts payable                              16,895     7,640     2,102
     Accrued compensation and employee benefits     2,094     3,916     1,480
     Income taxes                                    (327)    3,338     4,247
     Accrued expenses and other current
       liabilities                                  7,685    (1,996)      465
                                                 --------   -------   -------
Net cash provided by operating activities          66,963    75,242    63,737
                                                 --------   -------   -------
Cash flows from investing activities:
   Expenditures for property, plant, and
     equipment                                    (34,101)  (29,150)  (23,575)
   Acquisitions, net of cash acquired                (254)  (18,918)       --
   Investments in affiliates                        1,500        --        --
   Proceeds from dispositions of assets             1,118     1,057       196
   (Increase) in deferred charges and other
     noncurrent assets                             (1,053)     (851)     (633)
   Other - net                                        (52)        8        19
                                                 --------   -------   -------
Net cash (used for) investing activities          (32,842)  (47,854)  (23,993)
                                                 --------   -------   -------

Cash flows from financing activities:
   (Decrease)/increase in short-term debt - net      (499)    3,736      (253)
   Additions to long-term debt                      3,392    33,158     2,475
   Reductions of long-term debt                   (24,053)  (42,472)  (14,009)
   Issuance of common stock, including treasury
      stock                                         5,607     4,194     4,383
   Purchase of treasury stock                      (9,946)   (6,798)   (5,331)
   Cash dividends paid                            (15,434)  (13,597)  (12,351)
   Other - net                                       (279)     (565)      246
                                                 --------   -------   -------
Net cash (used for) financing activities          (41,212)  (22,344)  (24,840)
                                                 --------   -------   -------
Effect of exchange-rate changes on cash             1,259      (104)     (113)
                                                 --------   -------   -------
Net (decrease)/increase in cash and cash
   equivalents                                     (5,832)    4,940     14,791
Cash and cash equivalents at beginning of year     38,523    33,583     18,792
                                                 --------   -------    -------
Cash and cash equivalents at end of year         $ 32,691   $38,523    $33,583
                                                 ========   =======    =======
Cash paid during the year for:
   Interest, net of amounts capitalized          $  6,276   $ 5,534    $ 5,991
   Income taxes                                  $ 39,120   $29,306    $14,904

The notes to consolidated financial statements are an integral part of these statements.

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                                         (In thousands, except per-share amounts)
- -----------------------------------------------------------------------------------------------------------------
                                                                      Foreign                         Restricted
For the years                                Additional               currency    Treasury stock        stock-
ended March 31,             Common Stock       paid-in     Retained  translation     at cost          unamortized
1995, 1994, and 1993       shares   amount    capital     earnings   adjustment   shares   amount       value
- -----------------------------------------------------------------------------------------------------------------
Balance, March 31, 1992    15,171   $ 9,482   $13,318     $205,577     $1,656     (493)   $(11,714)   $(3,316)
Net earnings                   --        --        --       19,987         --       --          --         --
Cash dividends, $0.42 per
    share                      --        --        --      (12,351)        --       --          --         --
Purchase of treasury
    stock                      --        --        --           --         --     (155)     (5,331)        --
Stock options and awards
    including related tax
    benefits                   --        --       298           --         --      162       3,639     (1,332)
Employee stock purchase
    and ownership plans        --        --     1,083           --         --       81       1,600         --
Foreign currency trans-
    lation adjustment          --        --        --           --       (296)      --          --         --
Amortization of deferred
    compensation under
    restricted stock
    plans                      --        --        --           --         --       --          --        813
Stock split in the form
    of a  100% dividend    15,171     9,482    (9,482)          --         --     (398)         --         --
                           ------   -------   -------     --------     ------     ----    --------    -------
Balance, March 31, 1993    30,342    18,964     5,217      213,213      1,360     (803)    (11,806)    (3,835)
                           ------   -------   -------     --------     ------     ----    --------    -------

Net earnings                   --        --        --       43,990         --       --          --         --
Cash dividends, $0.46 per
    share                      --        --        --      (13,597)        --       --          --         --
Purchase of treasury
    stock                      --        --        --           --         --     (264)     (6,798)        --
Stock options and awards
    including related tax
    benefits                   --        --        64           --         --      266       3,914       (987)
Employee stock purchase
    and ownership plans        --        --     1,176           --         --       83       1,092         --
Foreign currency trans-
    lation adjustment          --        --        --           --     (1,174)      --          --         --
Amortization of deferred
    compensation under
    restricted stock
    plans                      --        --        --           --         --       --          --        952
                           ------   -------   -------     --------     ------     ----    --------    -------
Balance, March 31, 1994    30,342    18,964     6,457      243,606        186     (718)    (13,598)    (3,870)
                           ------   -------   -------     --------     ------     ----    --------    -------

Net earnings                   --        --        --       68,442         --       --          --         --
Cash dividends, $0.52
    per share                  --        --        --      (15,434)        --       --          --         --
Purchase of treasury
    stock                      --        --        --           --         --     (336)     (9,946)        --
Stock options and awards
    including related
    tax benefits               --        --       (79)          --         --      294       5,211       (851)
Employee stock purchase
    and ownership plans        --        --     1,519           --         --      118       1,664         --
Foreign currency trans-
    lation  adjustment         --        --        --           --      4,973       --          --         --
Amortization of deferred
    compensation under
    restricted stock
    plans                      --        --        --           --         --       --          --      1,028
                           ------   -------   -------     --------     ------     ----    --------    -------
Balance, March 31, 1995    30,342   $18,964   $ 7,897     $296,614     $5,159     (642)   $(16,669)   $(3,693)
                           ------   -------   -------     --------     ------     ----    --------    -------

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Significant accounting policies
     -------------------------------

     Consolidation principles: The consolidated financial
     ------------------------
statements include the accounts of Modine Manufacturing Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. Operations of affiliates and subsidiaries outside North America are included for periods ending one month prior to the company's year end in order to ensure timely preparation of the consolidated financial statements. Investments in 20-percent- to 50-percent-owned affiliates, consisting primarily of a 50-percent ownership in Nikkei Heat Exchanger Company, Ltd., and a 43-percent ownership in Radinam S.A., are accounted for by the equity method. The investments are stated at cost plus a proportionate share of the undistributed net income. The company's share of undistributed net income is reflected in net earnings.

     Translation of foreign currencies: Assets and liabilities
     ---------------------------------
of foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign exchange options and forward
     ---------------------
contracts on foreign currencies and copper futures are entered into by the company as hedges against the impact of currency and raw material price fluctuations and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Postemployment benefits: The company adopted Financial
     -----------------------
Accounting Standards Board (FASB) Statement No. 112, "Employers' Accounting for Postemployment Benefits," in fiscal 1995. This statement requires recognition of the cost of certain post-employment benefits after employment but before retirement on an accrual basis during the years that employees earn the benefits. Implementation of this statement did not have a material impact on the company's financial conditions or results of operations.

     Postretirement benefits other than pensions: In fiscal 1993,
     -------------------------------------------
the company adopted FASB Statement No. 106, "Employers'
Accounting for Postretirement Benefits Other than Pensions."
Under this standard, the company is required to accrue the estimated cost of retiree benefits, other than pensions, during the employees' active service periods. The company previously recognized the cost of these health-care and life-insurance benefits as claims were paid. The change did not affect cash flow.

     Income taxes: The company adopted FASB Statement No. 109,
     ------------
"Accounting for Income Taxes," effective as of the beginning of fiscal 1994. Deferred tax liabilities and assets are determined based on the difference between the amounts reported in the financial statement and the tax bases of assets and liabilities using current statutory tax rates.

     Cash equivalents: For purposes of the cash flows
     ----------------
statement, the company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost, on
     -----------
a first-in, first-out basis, or market value.

     Property, plant, and equipment: These assets are
     ------------------------------
stated at cost. Depreciation is provided using, principally, declining-balance methods for machinery and equipment, and the straight-line method for buildings and other assets over their expected useful lives. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

     Intangible assets: The excess of cost over fair value of the net
     -----------------
assets of businesses acquired is amortized using the straight-line method over periods expected to be benefited (currently up to forty years). Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

     Per-share data: All share and per-share information has been restated,
     --------------
where appropriate, to reflect the two-for-one stock split (in the form of a 100-percent common-stock dividend) that was effective February 19, 1993.

2.   Research and development costs
     ------------------------------

     Research and development costs charged to operations totaled $10,907,000 in fiscal 1995, $9,509,000 in fiscal 1994, and $8,653,000 in fiscal 1993.

3.   Pension plans
     -------------

     Domestic qualified defined-benefit plans: The company has several noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and on a monthly retirement benefit amount for the hourly plans. Funding policy for domestic qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes.

     Net pension credits, computed using the projected unit credit method, include the following components:

                                                          (In thousands)
- ------------------------------------------------------------------------
Years ended March 31                         1995      1994      1993
- ------------------------------------------------------------------------
Benefits earned during the year           $ 3,532   $ 3,238   $ 2,595
Interest accrued on benefits earned
 in prior years                             5,978     5,419     4,968
Actual return on assets                   (21,470)  (15,124)  (10,735)
Net amortization and deferral               9,209     4,114       700
- ------------------------------------------------------------------------
    Net pension (credit)                  $(2,751)  $(2,353)  $(2,472)
- ------------------------------------------------------------------------
Actuarial assumptions:
Discount rate (to calculate present
 value of future benefits)                   7.5%      7.5%      8.5%
Average salary-growth rate                   5.5%      5.5%      5.5%
Return on plan assets                        9.0%      9.0%      9.0%
- ------------------------------------------------------------------------


     Funded status of the plans at March 31, 1995 and 1994:
                                                          (In thousands)
- ------------------------------------------------------------------------
                                            Assets exceed   Accumulated
                                             accumulated     benefits
March 31, 1995                                 benefits    exceed assets
- ------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
     Vested                                  $(56,120)       $(1,204)
     Nonvested                                 (5,674)          (395)
                                             --------        -------
Accumulated benefit obligation                (61,794)        (1,599)
Effect of projected salary increases          (22,853)            --
                                             --------        -------
Projected benefit obligation                  (84,647)        (1,599)
Less: Plan assets at fair value               150,931          1,388
                                             --------        -------
Plan assets in excess of/(less than)
 projected benefit obligation                  66,284           (211)
 Adjusted for items not yet recognized
  in earnings:
  Unrecognized net benefit
   (asset)/obligation remaining from
   initial adoption of FASB Statement
   No. 87                                      (2,348)           (17)
  Effect of benefit changes on
   prior years' service cost                      811            312
  Remaining unrecognized net (gain)/loss      (30,296)           430
 Adjustment to recognize minimum liability         --           (725)
 -----------------------------------------------------------------------
     Prepaid/(accrued) pension expense
      included in balance sheets             $ 34,451         $ (211)
- ------------------------------------------------------------------------

                                                         (In thousands)
- ------------------------------------------------------------------------
                                           Assets exceed    Accumulated
                                            accumulated      benefits
March 31, 1994                                benefits    exceed assets
- ------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Vested                                   $(51,870)       $(1,076)
    Nonvested                                  (4,832)          (149)
                                             --------        -------
Accumulated benefit obligation                (56,702)        (1,225)
Effect of projected salary increases          (20,092)            --
                                             --------        -------
Projected benefit obligation                  (76,794)        (1,225)
Less: Plan assets at fair value               131,217          1,174
                                             --------        -------
Plan assets in excess of/(less than)
 projected benefit obligation                  54,423            (51)
 Adjusted for items not yet recognized
  in earnings:
  Unrecognized net benefit
   (asset)/obligation remaining
   from initial adoption of
   FASB Statement No. 87                       (4,222)             4
  Effect of benefit changes on
   prior years' service cost                    1,349            120
  Remaining unrecognized net (gain)/loss      (21,154)           321
 Adjustment to recognize minimum liability         --           (445)
- ------------------------------------------------------------------------
     Prepaid/(accrued) pension expense
      included in balance sheets             $ 30,396        $   (51)
- ------------------------------------------------------------------------

     As of March 31, 1995 and 1994, the plans held 2,315,000 and 2,476,000 shares, respectively, of Modine common stock.

     Defined-benefit plans of foreign subsidiaries: The company's recently
     ---------------------------------------------
acquired foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

                                                         (In thousands)
- ------------------------------------------------------------------------
Year ended March 31                             1995          1994
- ------------------------------------------------------------------------
Expense recognized                           $   705        $  134
Accumulated benefit obligation                10,351         7,616
Projected benefit obligation                  11,290         8,303
Fair value of plan assets                         --            --
- ------------------------------------------------------------------------
Actuarial assumptions:
 Discount rate (to calculate present
  value of future benefits)                     7.5%          7.5%
 Average salary-growth rate                3.0%-5.5%     3.0%-5.5%
- ------------------------------------------------------------------------

4.   Postretirement benefits other than pensions
     -------------------------------------------

     The company and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire.

     In March 1993, the company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension," retroactive to April 1, 1992. This changed the company's accounting for those unfunded postretirement benefits other than pensions from a cash to an accrual basis, which recognizes the expected cost of providing those benefits during the years employees render service. It also requires recognition of the obligation owed to current and retired employees as of the effective date of adoption. Adoption of the standard did not affect cash flow.

     The company elected to recognize the full accumulated benefit obligation at April 1, 1992, of $21,746,000 ($13,700,000 after tax, or $0.46 per share) in fiscal 1993 earnings.

     Postretirement benefit expense:
                                                        (In thousands)
- -----------------------------------------------------------------------
Year ended March 31                   1995       1994       1993
- -----------------------------------------------------------------------
Service cost                        $  214     $  306      $  769
Interest cost                        1,202      1,318       1,812
Net amortization                      (657)      (439)     _
- -----------------------------------------------------------------------
   Net periodic postretirement
    benefit cost                    $  759     $1,185      $2,581
- -----------------------------------------------------------------------

     Postretirement benefit liability:
                                                        (In thousands)
- -----------------------------------------------------------------------
March 31                                          1995            1994
- -----------------------------------------------------------------------
Accumulated postretirement benefit obligation:
    Retirees                                    $12,157         $11,165
    Fully eligible active plan
      participants                                1,794           3,049
    Other active plan participants                2,858           4,464
Total accumulated postretirement benefit
  obligation                                     16,809          18,678
Net gains/(losses)                                1,069             763
Unamortized net reduction in obligation           5,365           4,006
- -----------------------------------------------------------------------
   Accrued postretirement benefit
     obligation                                 $23,243         $23,447
- -----------------------------------------------------------------------

     The accumulated postretirement benefit obligation declined at April 1, 1993, due to an amendment of certain of the company's retiree medical coverage programs. An annual limit on the company's liability (a "cap") was established that maximizes future costs at 200 percent of fiscal 1993 costs. The effect of this is being amortized as an offset to expense in fiscal 1994 and in future years. The obligation was further reduced as a result of comparable benefit limitations negotiated during fiscal 1994.

This reduction is being amortized as an offset to expense in fiscal 1995 and also in future years.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at March 31, 1995, 7.5 percent at March 31, 1994, and 8.5 percent at March 31, 1993. The projected healthcare costs trend rate used was 11 percent for fiscal 1995, 12 percent for fiscal 1994, and 13 percent for fiscal 1993, trending down gradually to 5 percent over several years. The effects of these assumption changes on accrued postretirement benefit cost and related expense are being amortized in fiscal 1994 and in coming years.

     The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed healthcare cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation by $1,154,000 as of March 31, 1995, and the net periodic postretirement benefit cost for fiscal 1995 by $70,000.

5.   Leases
     ------

     The company leases various facilities and equipment. Rental expense under operating leases totaled $10,750,000 in fiscal 1995, $5,540,000 in fiscal 1994, and $4,437,000 in fiscal 1993.

     Future minimum rental commitments at March 31, 1995, under noncancelable leases were:

Year ended March 31                                     (In thousands)
- ------------------------------------------------------------------------
1996                  $8,188               1999                 $ 1,735
1997                   5,184               2000                   1,291
1998                   3,007               2001 and beyond        1,155
- ------------------------------------------------------------------------
     Total future minimum rental commitments                    $20,560
- ------------------------------------------------------------------------

6.   Income taxes
     ------------
     The company adopted FASB Statement No. 109 effective April 1, 1993. The cumulative effect of the adoption was to increase net income for the fiscal year ended March 31, 1994, by $899,000.

     Income-tax expense attributable to income from operations consists of:

                                                           (In thousands)
- -------------------------------------------------------------------------
Years ended March 31                      1995       1994       1993
- -------------------------------------------------------------------------
Federal:
 Current                               $32,745     $27,355    $17,608
 Deferred                                 (748)     (3,720)    (7,275)
State                                    6,203       4,371      1,280
Foreign:
 Current                                 1,678       1,234        870
 Deferred                                  507        (204)      (111)
- --------------------------------------------------------------------------
     Totals charged to earnings        $40,385     $29,036    $12,372
- --------------------------------------------------------------------------

     Income-tax expense attributable to income from operations differed from the amounts computed by applying the statutory U.S.
federal income-tax rate as a result of the following:

- -------------------------------------------------------------------------
Years ended March 31                          1995     1994     1993
- -------------------------------------------------------------------------
Statutory federal tax                        35.0%     35.0%     34.0%
State taxes, net of federal benefit           3.4       3.6       2.6
Taxes on non-U.S. earnings and losses        (0.6)      2.3        --
Other                                        (0.7)     (1.1)      1.6
- -------------------------------------------------------------------------
     Effective tax rate                      37.1%     39.8%     38.2%
- -------------------------------------------------------------------------

     The significant components of deferred income-tax expense
attributable to income from operations are as follows:
                                                          (In thousands)
- -------------------------------------------------------------------------
Years ended March 31                         1995       1994      1993
- -------------------------------------------------------------------------
Pensions                                    $1,591    $ 1,383   $ 1,355
Depreciation                                  (754)      (722)      123
Inventories                                   (465)       389       917
Employee benefits                             (976)    (1,892)   (8,806)
Other                                          363     (3,082)     (975)
- -------------------------------------------------------------------------
     Totals charged to earnings             $ (241)   $(3,924)  $(7,386)
- -------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
                                                           (In thousands)
- -------------------------------------------------------------------------
March 31                                         1995        1994
- -------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                          $ 1,970     $ 1,420
  Inventories                                    3,401       2,677
  Employee benefits                             16,951      15,655
  Net operating-loss and tax-credit
   carry-forwards                                2,783       3,576
  Environmental                                    131       1,741
  Other                                          3,884       2,258
                                               -------     -------
    Total gross deferred assets                 29,120      27,327
    Less valuation allowance                     2,782       3,390
                                               -------     -------
    Net deferred tax assets                     26,338      23,937
Deferred tax liabilities:
  Pension                                       13,918      11,957
  Plant and equipment                            8,369       8,751
  Other                                          1,522         720
                                               -------     -------
    Total gross deferred tax liabilities        23,809      21,428
- ------------------------------------------------------------------------
    Net deferred tax asset                     $ 2,529     $ 2,509
- ------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1994, was $3,390,000. The valuation allowance decreased by $608,000 for the year ended March 31, 1995.

     At March 31, 1995, the company had net foreign-tax-credit carry-forwards for federal income-tax purposes of approximately $481,000, of which $206,000 expire in 1996, $66,000 expire in
1997, $54,000 expire in 1998, and $155,000 expire in 1999.

     The undistributed earnings of certain foreign subsidiaries and joint-venture companies totaled $26,428,000 as of March 31, 1995. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

7.   Cash and cash equivalents
     -------------------------

     Under the company's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $9,657,000, $3,383,000, and $2,686,000 at March 31, 1995, 1994, and 1993,
respectively.

     All the short-term investments at March 31, 1995, 1994, and 1993, were of a duration of less than three months and were treated as cash equivalents, which approximate fair value.

8.   Inventories
     -----------

     Inventories include:

                                                        (In thousands)
- ------------------------------------------------------------------------
March 31                                     1995         1994
- ------------------------------------------------------------------------
Raw materials                              $ 37,279     $ 27,952
Work in process                              40,879       32,066
Finished goods                               57,956       44,305
- ------------------------------------------------------------------------
     Total inventories                     $136,114     $104,323
- ------------------------------------------------------------------------

9.   Property, plant, and equipment
     ------------------------------

     Property, plant, and equipment is composed of:

                                                          (In thousands)
- ------------------------------------------------------------------------
March 31                    Depreciable lives           1995      1994
- ------------------------------------------------------------------------
Land                                   --           $  4,568  $  4,942
Buildings and improvements    10-40 years            100,640    91,384
Machinery and equipment        3-12 years            218,229   195,530
Office equipment               5-14 years             31,409    26,974
Transportation equipment        3-7 years             11,422    10,798
Construction in progress               --             20,250    16,958
                                                    --------  --------
                                                     386,518   346,586
                                                    --------  --------
Less accumulated depreciation                        215,646   182,624
- ------------------------------------------------------------------------
     Net property, plant, and equipment             $170,872  $163,962
- ------------------------------------------------------------------------

     Depreciation expense was $31,410,000, $25,429,000, and $23,989,000 for the fiscal years ended 1995, 1994, and 1993, respectively.

10.  Acquisitions
     ------------

     In the third quarter of fiscal 1994, the company acquired, through its wholly owned subsidiary Modine GmbH, the entire equity interest in Heinrich L,ngerer Verwaltungsgesellschaft mbH and L,ngerer & Reich GmbH & Co. (collectively "L,ngerer & Reich") and certain specified liabilities. The acquisition includes plant, equipment, and certain real property located in Pliezhausen, Germany, and the equipment and leasehold interest in certain real property located in Filderstadt-Bernhausen, Germany. The acquisition also includes the equity interest held by L,ngerer & Reich in Hungaro L,ngerer Gepjarmutechnikai Kft., a Hungarian joint venture. The Filderstadt-Bernhausen operation manufactures copper/brass and aluminum heat exchangers for the truck, bus, and industrial markets and also includes research and development and administrative facilities. The Pliezhausen operation manufactures aluminum heat exchangers for the passenger-car market.

     In the fourth quarter of fiscal 1994, the company acquired its partner's (Austria Metall AG) 50-percent ownership in the joint venture company Austria W,rmetauscher GmbH (AWG). The AWG facility, located in Berndorf, Austria, manufactures aluminum air-conditioning condensers and oil coolers for a number of European auto makers.

     In both instances, the company intends to continue to use the plants, machinery and equipment, and other assets acquired for the manufacture of heat-transfer products. The combined adjusted cash-purchase price of the acquisitions totaled $20,012,000 and was paid for with cash provided by operations.

Goodwill acquired in the acquisitions was $17,648,000 and is being amortized over 15 years on a straight-line basis.

     The results of operations of L,ngerer & Reich and AWG are included in the consolidated financial statements since the respective effective dates of acquisition, using a one-month delay, consistent with the company's policy for reporting overseas operations. Both of the acquisitions have been accounted for using the purchase method. The company used the equity method to account for its interest in AWG prior to majority ownership.

     Details of businesses acquired in purchase transactions were as follows:

                                                       (In thousands)
- ----------------------------------------------------------------------
Year ended March 31                                         1994
- ----------------------------------------------------------------------
Value of assets acquired, including intangibles,
  excluding cash acquired of $840                          $83,954
Liabilities assumed and created                            (62,069)
Equity investment in affiliates                             (2,713)
- ----------------------------------------------------------------------
     Net cash paid for acquisitions                        $19,172
- ----------------------------------------------------------------------

     The pro forma financial information is presented for informational purposes only and does not necessarily reflect the results of operations that would have occurred had the L,ngerer & Reich acquisition taken place on the date assumed below, nor are those results necessarily indicative of the results of future combined operations. Excluded from the pro forma information presented are the expected one-time costs of approximately $2,600,000, or $1,300,000 after tax, to restructure the sales representative network of L,ngerer & Reich. The AWG acquisition did not have a material effect on the consolidated results of operations and, accordingly, pro forma information is not presented in the following table.

     On a pro-forma basis, the unaudited consolidated results of operations for fiscal 1994, and 1993, if Langerer &
Reich had been acquired on April 1, 1992, are as follows:

                       (Dollars in thousands, except per-share amounts)
- -----------------------------------------------------------------------
Year ended March 31 (unaudited)                    1994         1993
- -----------------------------------------------------------------------
Net sales                                        $746,470     $699,221
Earnings before cumulative effect of
  accounting changes and nonrecurring charges      38,804       27,668
Net earnings before nonrecurring charges           39,703       13,968
Net earnings per share of common stock
  before cumulative effects of accounting
  changes and nonrecurring charges                  $1.27        $0.92
Net earnings per share of common stock before
  nonrecurring charges                               1.30         0.46
- -----------------------------------------------------------------------

     Subsequent to the fiscal year end, in April 1995, the company announced its intent to acquire the business and assets of the Signet Systems Division of The Equion Corporation. Signet Systems, a supplier of climate-control systems and components to vehicular markets in North America and Europe, is based in Harrodsburg, Kentucky.

11.  Intangible assets
     -----------------

     Intangibles include:

                                                          (In thousands)
- -------------------------------------------------------------------------
March 31                                    1995           1994
- -------------------------------------------------------------------------
Goodwill                                   $29,335       $25,004
Patents and product technology               8,389         8,296
Other intangibles                            3,930         3,706
                                           -------       -------
                                            41,654        37,006
Less accumulated amortization                7,564         5,060
- -------------------------------------------------------------------------
     Net intangible assets                 $34,090       $31,946
- -------------------------------------------------------------------------

     Amortization expense for intangible assets was $2,044,000, $1,733,000, and $890,000 for the fiscal years ended 1995, 1994, and 1993, respectively.

12.  Deferred charges and other noncurrent assets
     --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                         (In thousands)
- -------------------------------------------------------------------------
March 31                                          1995        1994
- -------------------------------------------------------------------------
Prepaid pension costs --
  qualified and non-qualified plans             $35,404     $31,297
Other noncurrent assets                           1,423       1,445
- -------------------------------------------------------------------------
     Total deferred charges and other
     noncurrent assets                          $36,827     $32,742
- -------------------------------------------------------------------------

13.  Indebtedness
     ------------

     Long-term debt at March 31, 1995 and 1994, includes:

                                                              (In thousands)
- ------------------------------------------------------------------------------
                                                 Fiscal
                             Interest rate at    year of
Type of issue                March 31, 1995     maturity     1995      1994
- ------------------------------------------------------------------------------
Denominated in
  U.S. dollars:
  Fixed rate -
    Notes and other debt        9.25%-9.70%         1998    $28,400   $37,800
      Weighted average
      interest rate
      March 31, 1995                  9.32%
    Revenue bonds               5.00%-7.50%    1996-2003      2,531     2,907
      Weighted average
      interest rate
      March 31, 1995                 7.47%
  Variable rate --
    Note                             6.85%          1997      1,500     3,900
    Revenue bonds              4.15%-4.50%     2008-2016      5,940     5,940
      Weighted average
      interest rate
      March 31, 1995                 4.32%
Denominated in foreign
  currency:
  Fixed rate -
    notes and other debt      5.13%-11.00%     1996-2006        637     4,754
      Weighted average
      interest rate
      March 31, 1995                 7.24%
  Variable rate -
    notes and other debt      4.375%-6.00%     1997-2001     34,065    33,135
                                                            -------   -------
      Weighted average
      interest rate
      March 31, 1995                 5.50%
                                                             73,073    88,436
Capital lease obligation                                         --         6
                                                            -------   -------
                                                             73,073    88,442
Less current portion                                         10,853    10,796
- ------------------------------------------------------------------------------
     Total                                                  $62,220   $77,646
- ------------------------------------------------------------------------------

     In conjunction with the acquisition of L,ngerer & Reich, Modine refinanced existing debt and debt capacity totaling $32,096,000 at a variable rate. This agreement is currently scheduled to mature in fiscal year 1997.

     Certain of the company's loan agreements limit the use of retained earnings for the payment of cash dividends and the acquisition of treasury stock. Under the most restrictive, $100,393,000 was available for these purposes at March 31, 1995. (However, these restricted payments may not exceed $30,000,000 in any fiscal year.) Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing.

     The fair value of long-term debt was established by reference to the public market for corporate securities. The estimated fair value of total long-term debt including current portion was $74,111,000 at March 31, 1995, and $90,663,000 at March 31, 1994.

     Long-term debt matures as follows:

- ---------------------------------------------------------------------
Year ended March 31                                 (In thousands)
- ---------------------------------------------------------------------
1996                  $10,853            1999               $2,782
1997                   40,126            2000                  807
1998                   11,562            2001 and beyond     6,943
- ---------------------------------------------------------------------

     At March 31, 1995, the company had approximately $20,669,000 in unutilized bank lines of credit available. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid. A maximum of $29,624,000 in short-term bank borrowings were outstanding during the year ended March 31, 1995. The weighted average interest rate on short-term borrowings was 5.68 percent at March 31, 1995, and 5.32 percent at March 31, 1994.

14.  Foreign exchange contracts/derivatives
     --------------------------------------

     The company uses derivative financial instruments in a limited way as a tool to manage the company's financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company and they generally are used to protect cash of the company rather than generate income or engage in speculative activity. Leveraged derivatives are strictly prohibited by company policy.

     The company from time to time enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign-currency-denominated transactions. The effect of this practice is to minimize the impact of foreign-exchange-rate movements on the company's operating income. The company's foreign-currency-exchange contracts do not subject the company to risk due to exchange-rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

     As of March 31, 1995, the parent company had approximately $3,088,000 of forward contracts outstanding, composed of $3,004,000 of forward foreign-exchange contracts denominated in French francs and $84,000 in forward copper contracts. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material at March 31,1995. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell non-functional currency receipts. Non-U.S. dollar financing transactions generally are effective as hedges of long-term investments, intercompany loans, or local borrowings in the corresponding currency. See also footnote number 13.

15.  Other noncurrent liabilities
     ----------------------------

     Other noncurrent liabilities include:
                                                         (In thousands)
- -------------------------------------------------------------------------
March 31                                           1995           1994
- -------------------------------------------------------------------------
Postretirement benefits other than pensions       $22,316        $22,555
Other                                              14,772          8,188
- -------------------------------------------------------------------------
     Total other noncurrent liabilities           $37,088        $30,743
- -------------------------------------------------------------------------

16.  Capital stock
     -------------

     On January 20, 1993, the Board of Directors approved a two-for-one stock split in the form of a 100-percent common-stock dividend paid February 19 to shareholdersof record as of February 5, 1993. An amount equal to the $0.625 par value of the additional common shares was transferred from additional paid-in capital to common stock during fiscal 1993.

17.  Shareholder rights plan
     -----------------------

     Each share of the company's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $21.25 per unit. The rights are not currently exercisable but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of the company's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by the company, at a price of $0.0125 per right, at any time before 20 percent or more of the company's common stock has been acquired. During fiscal 1995, the company extended the expiration date of the rights, which will now expire on October 27, 2006, unless previously redeemed.

18.  Stock option and purchase plans
     -------------------------------

     Stock option plans: In July of 1978, 1985, and 1994, shareholders approved plans providing for the granting of options to officers, other key employees, and, in 1985 and 1994, to non-employee directors to purchase common stock of the company. Options granted under the plans are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1978, 1985, and 1994 Incentive Stock Plans also provide for the granting of stock awards. Shares are awarded to the employee at no cost and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the seven-year restriction period. The amounts charged to operations in fiscal 1995, 1994, and 1993 were $1,028,000, $952,000, and $813,000, respectively.

     Following is a summary of activity under the two plans:

- ----------------------------------------------------------------------------
                                             Shares         Option/award
                                        (in thousands)      price range
- ----------------------------------------------------------------------------
 Outstanding March 31, 1992                     1,666       $ 1.45-12.50
 ---------------------------------------------------------------------------
  Granted:
   Incentive and nonqualified                     347        16.25-18.25
   Restricted stock awards                         73                  0
  Exercised                                      (319)           0-9.4375
 ---------------------------------------------------------------------------
 Outstanding March 31, 1993                     1,767         3.825-18.25
  Granted:
   Incentive and nonqualified                     248        20.625-30.00
   Restricted stock awards                         33                   0
  Exercised                                      (267)            0-12.50
 ---------------------------------------------------------------------------
 Outstanding March 31, 1994                     1,781         5.594-30.00
  Granted:
   Incentive and nonqualified                     268         28.00-28.50
   Restricted stock awards                         31                   0
  Exercised                                      (297)            0-18.25
  Expired                                         (17)              3.825
 ---------------------------------------------------------------------------
 Outstanding March 31, 1995                     1,766        $5.594-30.00
- ----------------------------------------------------------------------------

     A further 3,246,000 shares were available for the granting of additional options or awards at March 31, 1995.

     Stock purchase plans: The company also has adopted several defined-contribution plans. The plans permit employees to make monthly investments at current market prices based on a specified percentage of compensation. The company matches a portion of the employees' contribution.

     Activity in the plans for fiscal 1995, 1994, and 1993 resulted in the purchase of 589,000, 593,000, and 730,000 shares of company stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of the company's contributions to the plans for fiscal 1995, 1994, and 1993 were $5,871,000, $5,099,000, and
$4,350,000, respectively.

19.  Segment and geographic area information
     ---------------------------------------

     The company operates predominantly in a single industry, the production and sale of heat-transfer equipment. Information about the company by geographic operating area is presented below:

                                                              (In thousands)
- ----------------------------------------------------------------------------
Years ended March 31                          1995       1994       1993
- ----------------------------------------------------------------------------
Sales to unaffiliated customers
 from company facilities
 located in:
 United States                              $667,433   $574,895   $512,462
 Europe                                      227,704     77,340     43,222
 Canada and Latin America                     17,873     17,318     15,155
- ----------------------------------------------------------------------------
  Net sales                                 $913,010   $669,553   $570,839
- ----------------------------------------------------------------------------
Sales between geographic areas:
 United States                              $  1,627   $  1,558   $    895
 Europe                                           87        186         99
 Canada and Latin America                      2,520      1,299         54
- ----------------------------------------------------------------------------
  Total inter-area sales                    $  4,234   $  3,043   $  1,048
- ----------------------------------------------------------------------------
Operating profit or loss:
 United States                              $129,509   $107,811   $ 61,665
 Europe                                        7,861     (1,520)       651
 Canada and Latin America                      1,840      1,010        278
 Corporate, eliminations, and other          (30,383)   (34,275)    (8,489)
- ----------------------------------------------------------------------------
  Earnings before income taxes              $108,827   $ 73,026   $ 54,105
- ----------------------------------------------------------------------------
Identifiable assets:*
 United States                              $411,811   $343,020   $321,921
 Europe                                      135,239    113,273     29,562
 Canada and Latin America                     16,067     13,722     13,516
 Corporate, eliminations, and other           27,070     39,966     40,188
- ----------------------------------------------------------------------------
  Total assets                              $590,187   $509,981   $405,187
- ----------------------------------------------------------------------------
* Certain U.S. assets from prior years have been reclassified to Corporate to conform to the 1995 presentation.

     Included in the United States sales to unaffiliated customers are export sales of $126,409,000, $95,699,000, and $79,925,000, in fiscal 1995, 1994, and 1993, respectively, the majority to customers in Europe. During the last three fiscal years, no single customer has accounted for more than 10 percent of revenues.

20.  Contingencies and litigation
     ----------------------------

     In the normal course of business, the company and its subsidiaries have been named as defendants in various lawsuits and enforcement proceedings in which claims are asserted against the company by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others. The company is also subject to other liabilities including environmental matters that arise in the ordinary course of its business. Liabilities for environmental matters are recorded when assessments and/or remedial efforts are probable and the costs can be reasonably estimated. During fiscal 1995, the company established additional reserves of $415,000 for a Superfund assessment and $44,000 for environmental cleanup at a specified location in Missouri. Based on the information available, the company does not expect that any unrecorded liability related to these matters would materially affect the consolidated financial position or results of operations.

     In June 1991, the U.S. Department of Justice, acting at the request of the federal Environmental Protection Agency (EPA), filed suit against the company in the U.S. District Court for the Northern District of Illinois. The complaint alleged violations of the federal Clean Water Act at a manufacturing facility owned by the company in McHenry, Illinois. The alleged violations consisted of effluent discharges in excess of permitted amounts and noncompliance with reporting and monitoring requirements. Settlement negotiations resulted in an agreement whereby the company paid a fine of $750,000 and agreed to change the effluent discharge system. Full reserves were established in fiscal 1993 for the fine and the $1,300,000 necessary for pond sludge removal. All legal and court costs associated with the case were expensed as they were incurred.

     In November 1991, the company filed a lawsuit against Mitsubishi Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of the company's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, the company submitted a complaint to the U.S. International Trade Commission
(ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and the systems or vehicles that contain them, which are the subject of the aforementioned lawsuit. In July 1993, the ITC reversed an earlier ruling by a hearing officer and upheld, as valid and enforceable, the company's basic patent on parallel-flow air-conditioning condensers. The ITC also ruled that specific condensers from two Japanese companies did not infringe the company's patent. Each of the parties appealed, to the U.S. Court of Appeals for the Federal Circuit, the portion of the ITC opinion adverse to them. In July of 1994, Showa filed a lawsuit against the company alleging infringement by the company of certain Showa patents pertaining to condensers. In December of 1994, the company filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. All legal and court costs associated with these cases have been expensed as they were incurred.

21.  Quarterly financial data (unaudited)
     ------------------------------------

     Quarterly financial data are summarized below:

(In thousands, except per-share amounts)
- ---------------------------------------------------------------------------
Fiscal 1995 quarters ended          June      Sept.     Dec.     March
- ---------------------------------------------------------------------------
Net sales                        $208,436  $221,760  $240,505  $242,309
Gross profit                       58,489    65,916    69,593    74,259
Net earnings                       14,830    16,801    17,413    19,398
Net earnings per share of
  common stock                      $0.49     $0.55     $0.57     $0.63
- ---------------------------------------------------------------------------



(In thousands, except per-share amounts)
- ---------------------------------------------------------------------------
Fiscal 1994 quarters ended          June      Sept.     Dec.     March
- ---------------------------------------------------------------------------
Net sales                        $147,171  $156,964  $172,351  $193,067
Gross profit                       43,446    48,634    52,412    58,486
Earnings before
  cumulative effect of
  accounting change                 9,875    11,636    10,626    10,954
Earnings per share of
  common stock before
  cumulative effect of
  accounting change                 $0.32     $0.39     $0.35     $0.35
Cumulative effect of
  accounting change
  (net of income-tax
  effect)*                           $899        --        --        --
Net earnings                      $10,774   $11,636   $10,626   $10,954
Net earnings per share  of
  common stock                      $0.35     $0.39     $0.35     $0.35
- ---------------------------------------------------------------------------

*    In fiscal 1994, the company adopted FASB Statement No. 109
"Accounting for Income Taxes."

                  Independent Auditor's Report

To the Shareholders and Board of Directors

Modine Manufacturing Company

Racine, Wisconsin


We have audited the accompanying consolidated balance sheets of Modine Manufacturing Company and Subsidiaries as of March 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' investment, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modine Manufacturing Company and Subsidiaries as of March 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

As discussed in notes 1, 4, and 6 to the consolidated financial statements, the company changed its method of accounting for income taxes in fiscal 1994 and changed its method of accounting for postretirement benefits other than pensions in fiscal 1993.


COOPERS & LYBRAND LLP


Chicago, Illinois

May 1, 1995