Form 10-K, Exhibit 13
period 1996-03-31
MODINE MANUFACTURING CO
filed 1996-06-27
CIK 67347

EXHIBIT 13
Management's discussion and analysis of operations
- --------------------------------------------------

     Modine Manufacturing Company finished its fiscal year ended
March 31, 1996, with an 8.5-percent sales increase to $990.5 million. Net earnings of $61.4 million, or $2.02 per share, were higher than any time except for the record established the year before.

     Income from operations was 84.1 percent of the prior year's record. Higher material costs, increased competition in the North American aftermarket that did not allow the pass-through of these costs, a greater proportion of sales from Europe, new plant start-up expenses, and the addition of several acquisitions held operating income to 9.5 percent of sales in fiscal 1996. Operating income rose in Europe although margins continued to be lower than in the United States. European acquisitions made two years ago are still in the process of being restructured and some productivity issues remain.

     The company's 1995-96 revenues from its top ten customers were 38 percent of total sales, compared with 35 percent the year before. Modine continues to have a diversified sales base -- its largest customer represented less than seven percent of total revenues in both fiscal 1996 and 1995.

Acquisitions and divestiture
- ----------------------------

     At the end of August, Modine purchased a new plant in Richland County, South Carolina. It will serve customers in the passenger-car and light-truck market. The plant will produce PF (parallel-flow) transmission oil coolers, giving the company the ability to support the expanding use of PF products in more applications and by more customers. The facility will begin production this summer.

     A former production facility in Uden, The Netherlands, was reactivated last year to begin producing oil coolers as well as latent-heat batteries -- a new product line that is being introduced to the luxury-car market in Europe.

     Modine also acquired several existing companies in fiscal 1996, the largest of which was Signet Systems, a full-service supplier of climate-control systems and components to the automotive, truck, and off-highway vehicle markets both in North America and Europe. On
July 31, the acquisition added nearly 400 employees located at plants in Harrodsburg, Kentucky, and Goch, Germany, and at a sales and engineering office in Detroit, Michigan. This strategic acquisition of the respected, well-established, systems supplier complements Modine's other divisions, which provide state-of-the-art heat exchangers for similar markets and customers.

     In May, Modine purchased Radiadores Montana S.A., a Spanish manufacturer and distributor to the automotive aftermarket.
Montana also makes a variety of heat exchangers for on- and off-highway vehicles and for industrial applications.

     Also in May, Modine acquired its partner's majority ownership of a joint-venture company in Mexico City, Mexico. The joint-venture operation, Mexpar, a Modine licensee since 1961, had been partially owned since 1985. Mexpar makes automotive radiators, primarily for the aftermarket. It also serves original-equipment manufacturers of vehicles in Mexico.

     And, in November, Modine purchased the business and certain assets of Emmett Radiator Supply, Inc., in El Paso, Texas, and
Emmett Radiator Supply, Inc., in Albuquerque, New Mexico, both of which have become additional Modine sales branches in the aftermarket.

     In a divestiture in October, Modine sold the business and assets of its extruded copper-tubing business, located in Dowagiac, Michigan, which it had acquired through the purchase of the Heat Transfer Division of Sundstrand Corporation in 1990.

Fiscal-year sales by market
- ---------------------------

     The worldwide passenger-car and light-truck original-equipment-manufacturer (OEM) market was the largest market for Modine sales in 1995-96. Company shipments rose $41.4 million to customers in this market and were about 24 percent of Modine's most recent annual sales. New revenues from Signet plus good increases in Europe, particularly in air-conditioning components, contributed to this growth.

     OEM customers in the passenger-car market continue to stress supplier partnerships and purchasing alliances, enhancing the opportunities of more value-added suppliers such as Modine. The company is working to gain more market share in the new year, both in North America and Europe, and sees future opportunities with Pacific Rim customers.

     Aftermarket sales constituted the second-largest category in fiscal 1996 with 23 percent of the total. A small slippage of Modine's North American aftermarket sales from record levels was offset by growing business in Europe, aided by the Radiadores Montana acquisition.

     The North American aftermarket has been beset with increased off-shore competition offering a few, high-volume products at very low prices. Modine plans to increase its sales with a number of strategies, including broader distribution, continued cost reduction, and intensified marketing efforts, such as the introduction of a lifetime, limited warranty for complete radiators sold by Modine in the aftermarket.

     Sales to OEMs of medium and heavy trucks were 17 percent of the company's total business last year. Growth in Europe and new business from Signet added to Modine's strong position in this market.

     One of the major trends in the truck industry has been an OEM emphasis on suppliers taking responsibility for systems. For Modine, that means the entire under-hood cooling system, including radiators, charge-air coolers, oil coolers, condensers, shrouds, surge tanks, shutters, and numerous brackets -- in addition to Signet's climate-control systems. This is a trend that will be accelerated as the truck manufacturers bring out new vehicles, which plays into Modine's strength, given the company's strong product offerings.

     The largest year-over-year percentage-increase in sales was to the off-highway equipment market, where Modine's business was up 27 percent.

The market grew to become 12 percent of the fiscal-1996 total, compared with 10 percent in fiscal 1995. Volumes were at the highest level in the last decade. Modine operations in both Europe and North America shared this growth in sales to OEMs of earthmoving, construction, and agricultural equipment.

     As is the trend in other markets, Modine will be assuming more responsibility for cooling system design in partnership with its off-highway-equipment customers, having the competitive advantage of a full line of product offerings and the technical expertise to design complete systems. Stricter emissions regulations over the next five years, which will benefit Modine because of the need for more charge-air coolers and for more efficient heat exchangers in general, speak well for the future. The company will take advantage of these opportunities by introducing new, higher-efficiency products and by increasing capacity to serve our customers' needs.

     Modine's sales to the industrial market were up modestly in fiscal 1996 and continued to represent 12 percent of total revenues. The industrial market consists of a multitude of different applications and customers worldwide and, for the most part, tends to follow general economic trends rather than any particular industry cycle. A large part of Modine's industrial sales go to engine manufacturers, and a portion of those engines are destined for large trucks; thus, the industrial market reflects, to some degree, the North American truck industry's production levels.

     Building-HVAC sales declined to eight percent of Modine's total revenues in fiscal 1996. This was primarily due to lower sales to manufacturers of residential equipment, caused by large inventories of high-efficiency furnaces and by vertical integration of some products by various OEMs. Increasing softness in the commercial building market also affected results.

     Future growth for Modine in the residential part of this market could come from the acceptance of PF heat exchangers and other new products in the industry.

Sales by product in fiscal 1996
- -------------------------------

     Cooling systems and modules with multiple heat exchangers continue to show sales growth. OEM customers require more of these packaged assemblies from suppliers, and Modine has positioned itself to take advantage of this trend.

     A Modine product line that is benefiting from the systems trend is vehicular air-conditioning. Sales of these products -- including condensers, evaporators, and climate-control systems -- recorded the highest fiscal-1996 growth in both dollars and percentage. The net increase of $45.0 million came substantially from the addition of Signet and from continued growth in Europe. The number of new cars sold with air-conditioning in Europe is considerably smaller than in the United States but is expanding rapidly. Modine's prospects look good for continued growth in this product line.

     The radiator category, which includes both complete radiators and cores, retained the largest position in total sales at 41 percent. Excellent sales increases in the European aftermarket, combined with good growth to European OEM customers, more than offset the small slippage in sales in the North American aftermarket.

     Sales of oil coolers continued to make up 16 percent of Modine's total. Advances were led by revenue increases from European operations in addition to sales of Albraze + and PF oil coolers. Future growth will be boosted as the reactivated facility in The Netherlands and the new plant in South Carolina are fully launched.

     Charge-air coolers remained the fastest-growing product line for Modine in the last decade with a 35-percent 10-year compound annual growth rate. They had the second-highest percentage increase in fiscal 1996 and made up 12 percent of total sales for the year.

     Building-HVAC products declined nine percent from the previous year and decreased to eight percent of total sales in 1995-96, as discussed earlier in this report.

Capital expenditures and R&D
- ----------------------------

     Capital expenditures of $55.7 million in fiscal 1996 were 63-percent higher than the prior year and were a record for Modine. These investments are being made to accommodate future growth, reduce costs, and introduce new products. Significant investments included: purchase of a new plant in South Carolina; reopening and equipping of a plant in The Netherlands; plant expansions, particularly in Europe; process improvements and other productivity enhancements; tooling for new products; and additional process equipment at a number of facilities.

     Investments in property, plant, and equipment will be in the $60-70-million range over the next several years as Modine secures adequate plant capacity to meet customer needs. Capital expenditures have been and are expected to be financed mostly from cash generated internally.

     Outstanding commitments for capital expenditures at March 31, 1996, were approximately $17.1 million. Most of these commitments relate to plant expansions, process improvements, tooling for new products, and various new equipment. About $4.5 million of the commitments covers facility improvements and equipment upgrades for Modine Europe locations. A year earlier, there were outstanding commitments of $13.6 million.

     Modine's investment in research and development amounted to $14.3 million in fiscal 1996, 31-percent higher than the prior year's total. The addition of Signet System's R&D operations was the major portion of the increase.

     Development of new or improved products and processes that will enable Modine to remain the technological leader in heat transfer will continue to be the most important objective of R&D. In addition to numerous proprietary technologies, Modine owned a total of 841 patents worldwide at the end of fiscal 1996, versus 821 the year before.

     Modine has a number of new products under development. In the building-HVAC market, for example, the company has proceeded to field trials of PF products for residential, room air-conditioners in the United States. If the trials and accelerated lab tests are successful, orders could be received for the 1997 "build season." The company is also approaching the stage for extended field tests of an innovative design in heat exchangers for high-efficiency residential furnaces.

Employment and plant recognition
- --------------------------------

     Total worldwide employment at Modine was 7,561 on March 31, 1996, compared with 7,551 at the end of the previous fiscal year.

     These employees enabled eight Modine plants to earn 11 awards from customers. Six plants also received recertifications from their customers.

     Modine's Logansport, Indiana, plant recently joined the Granada, Spain, facility as a registered ISO 9002 producer, in addition to the Mill, Holland, site, which is registered to ISO 9001. The International Organization for Standardization (ISO) develops common manufacturing, trade, and communications standards to facilitate the worldwide exchange of goods and services.

     Hundreds of employees at 22 U.S. manufacturing facilities have participated in a five-year program by serving on their plants' waste-minimization teams, by taking an active role in recycling, and by implementing new processes and procedures and coming up with new ideas to help Modine reduce its waste. They achieved a 56-percent overall reduction in waste company-wide by the program's end, which helped reduce costs as well as benefit the environment. These facilities have been joined by a Canadian and Mexican plant in a new waste-minimization program that began January 1. Our experience has taught us to consider the effect of waste when working on a job or when designing or starting a new process.

Accounting changes
- ------------------

     In the first quarter of fiscal 1994, the company adopted FASB Statement 109, "Accounting for Income Taxes," with a resulting increase in earnings of $0.9 million.

Hedging and foreign-currency-exchange contracts
- -----------------------------------------------

     On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 14 to the consolidated financial statements.

Environmental matters
- ---------------------

     During the year ended in March 1996, Modine was able to reduce by $240,000 the reserve set up in the previous year for a Superfund assessment.

     In fiscal 1995, the company set up additional reserves of $415,000 for a Superfund assessment and $44,000 for the estimated total environmental cleanup cost at a specific location in Missouri.

     During the prior fiscal year, Modine established reserves of $533,000 for the estimated total environmental cleanup costs to be incurred at specified locations in California and Illinois. The California site has since been remediated to the satisfaction of appropriate authorities.

     It is likely that Modine will, in the future, incur additional charges for environmental programs relating to past operations, but such costs are unknown and indeterminable at this time. There are no currently known, unrecorded liabilities that would have a significant effect on the company's consolidated financial position or results of operations.

Forward-looking statements
- --------------------------

     Other than historical matters or comparative results, the matters discussed in Management's discussion and analysis of operations and in the Letter to shareholders, particularly the sales forecast and factors affecting earnings, include forward-looking statements that involve risks and uncertainties. These cautionary statements are being made pursuant to the provisions of the Private Securities Litigation Reform
Act of 1995 and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. Investors are cautioned that any forward-looking statements made by Modine are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors, including: customers' integration of products currently being supplied by the company; the success of Modine or its competitors in obtaining the business of the customer base; the ability to pass on increased costs to customers; variations in currency-exchange rates in view of a large portion of the company's business being nondomestic; labor relations at Modine, its customers, and its suppliers, which may affect the continuous supply of product; and the ability to improve acquisitions' operations.

     In making statements about Modine's fiscal-1997 operating results, management has assumed relatively stable economic conditions in the United States and worldwide, no unanticipated swings in the business cycles affecting customer industries, and a reasonable legislative and regulatory climate in those countries where Modine does business.

     Readers are cautioned not to place undue reliance on Modine's forward-looking statements, which speak only as of the date of this report's writing.


Management's discussion and analysis of results of operations
- -------------------------------------------------------------

Sales
- -----

     Sales for fiscal 1996 were $990.5 million, up $77.5 million or
8.5 percent from the prior year. The company's European operations generated almost 70 percent of the sales increase, or approximately

$54.0 million, with over half of the European sales gain arising from favorable currency-exchange rates. The acquisition of Signet Systems as of July 31,1995, also contributed $46.7 million. There were some fall-offs, the largest of which came as a result of the sale of the Dowagiac copper-tubing plant in October 1995. Declines also occurred in portions of the passenger-car and building-HVAC components.

     Sales for the previous fiscal year were $913.0 million, up $243.5 million or 36.4 percent. The full-year impact of the prior year's European acquisitions, the strengthening value of European currencies against the dollar, and strong sales growth across all of Modine's domestic and other foreign operations were the major contributors to the sales growth.

     Sales for the fiscal year ended March 1994 were also up, by $98.7 million or 17.3 percent. European acquisitions for part of the year, together with significant sales increases to truck and engine manufacturers as well as to the passenger-car aftermarket, accounted for much of the growth.

Gross profit
- ------------

     Gross profit was 25.8 percent for the year, 2.7 percentage points lower than the previous year. The primary cause was increased material costs, not all of which were recovered by price increases to customers. Some of these costs were recovered, but with a time lag. This continued a trend that began in the previous year but that subsided in the fourth quarter with some decreases in raw material costs. Also contributing to the decline were a higher percentage of total sales by the company's European operations, and the results from the newly acquired Signet Systems, both of which are generally earning lower gross margins than the overall company average.

     Gross-profit margin in the previous fiscal year, at 28.5 percent of sales, was down 1.2 percent. Contributing factors included higher raw material and labor costs in addition to generally lower gross-profit margins at recently acquired European locations.

     Gross-profit margin in fiscal 1994, at 29.7 percent, was up
1.2 percent, largely as a result of increased sales volume in most markets Modine serves.

Selling, general, and administrative (SG&A)
- -------------------------------------------

     SG&A expense for the year totaled $161.1 million, up just $12.7 million or 8.5 percent from the previous year. Included in the current year was the eight-month effect of the Signet Systems acquisition. Other changes were not significant. SG&A was unchanged as a percentage of sales at 16.3 percent in both current and prior years.

     SG&A expenses for the previous year totaled $148.4 million, a $26.0-million or 21.2-percent increase. Over 70 percent of the increase can be attributed to the full-year impact of two European acquisitions made in fiscal 1994. SG&A declined to 16.3 percent of sales from 18.3 percent the year before.

     SG&A in fiscal 1994 increased by $17.1 million or 16.2 percent while decreasing as a percentage of sales from 18.5 percent to 18.3 percent.

Income from operations
- ----------------------

     Income from operations in fiscal 1996 was $94.3 million, down
$17.8 million or 15.9 percent, primarily due to cost increases, mostly in materials, and only partial success in recovering these cost increases from customers.

     Income from operations in fiscal 1995 and 1994 was $112.1 million and $76.2 million, respectively. On a percentage basis, the two years increased by 47.0 percent and 32.5 percent, respectively. Sales volume increases and continuing control over cost increases were the main factors leading to the improvements in both years.

Interest expense
- ----------------

     Interest expense, at $6.8 million, was up $0.4 million or
6.9 percent as a result of increased borrowings related primarily to the Signet acquisition at the end of July 1995. Overall, interest rates were lower than the previous year.

     Interest expense in the previous year grew by 6.2 percent, due mainly to the full-year impact of foreign-denominated borrowing made in conjunction with the prior year's acquisitions and the declining dollar in relation to the Deutsche mark and other European currencies. These increases were offset in part by scheduled and discretionary reductions in domestic borrowing and by a declining European interest-rate environment, which the company utilized to restructure certain foreign-debt arrangements.

     Interest expense in fiscal 1994 was $6.0 million. Although outstanding debt at the end of the year increased by $32.6 million, interest expense remained essentially unchanged from the prior year. Scheduled repayments of domestic debt carrying higher interest rates offset the increase in lower-rate foreign-denominated debt that was outstanding for only four months of the year.

Other income, net
- -----------------

     Other income, at $11.7 million, was $8.5-million higher than the previous year, primarily because of an approximately $5.0-million gain on the sale of the company's copper-tubing plant. Also included in this category was a gain on sale of certain equipment no longer required by the company and a number of lesser value items.

     Other income of $3.2 million in the prior year was relatively consistent when compared with the fiscal-1994 total of $2.8 million.

Provision for income taxes
- --------------------------

     The company had a slightly higher effective tax rate in fiscal 1996, at 38.1 percent versus 37.1 percent a year ago. Higher tax rates on increased foreign earnings were the primary factor.

     In the prior year, the income-tax rate was 37.1 percent, reduced mainly by two factors: the net utilization of certain foreign operating-loss-carryforwards and a reduction in foreign joint-venture dividends, which are taxed on receipt.

     The net income-tax rate in fiscal 1994, before the effect of FASB 109, was 41.0 percent, up from the previous year's 38.2 percent due to a one-percent increase in the U.S. federal rate and to a larger portion of company business in foreign countries.

Change in accounting for income taxes
- -------------------------------------

     In the first quarter of fiscal 1994, Modine adopted FASB 109 recognizing a gain of $0.9 million, or 3 cents per share, which was the net impact of adopting this accounting standard.

Net earnings before the impact of accounting changes
- ----------------------------------------------------

     The company had net earnings of $61.4 million (6.2 percent of sales and 18.7 percent ROE), down $7.0 million or 10.3 percent from the previous year. The reduction was primarily due to increased material costs and only partial success in recovering the increases from customers, particularly in the aftermarket, with a time lag for those costs that were recovered.

     Net earnings in fiscal 1995 were $68.4 million or 7.5 percent of sales, up 58.8 percent from prior-year net earnings before FASB
109. Factors driving the increase were the wide success in domestic and foreign markets being served by the company and the positive contributions made by operating units acquired in Europe.

     Net earnings in fiscal 1994, before the accounting change for income taxes, were $43.1 million or 6.4 percent of sales, up $9.4 million or 27.9 percent from the previous year. Increased sales volume was the main factor contributing to the record results.

Net earnings after the impact of accounting changes
- ---------------------------------------------------

     There were no accounting changes in the current fiscal year and net earnings remained at $61.4 million.

     Net earnings in the previous year were $68.4 million, up
$24.5 million from the year before. There were no accounting changes adopted during fiscal 1995 that impacted earnings.

     Net earnings for the company in fiscal 1994, after the effect of FASB 109 (which added $0.9 million to earnings), were $44.0 million, up $24.0 million from the previous year when earnings were reduced by $13.7 million for a change in accounting for postretirement benefits other than pensions.

CONSOLIDATED STATEMENTS OF EARNINGS

                                                (In thousands, except per-share amounts)
- -----------------------------------------------------------------------------------------
For the years ended March 31                     1996            1995             1994
- -----------------------------------------------------------------------------------------
Net sales                                      $990,493        $913,010         $669,553
Cost of sales                                   735,120         652,541          470,880
                                               ------------------------------------------
Gross profit                                    255,373         260,469          198,673
Selling, general, and administrative
   expenses                                     161,082         148,415          122,434
                                               ------------------------------------------
Income from operations                           94,291         112,054           76,239
Interest expense                                 (6,825)         (6,384)          (6,009)
Other income -- net                              11,683           3,157            2,796
                                               ------------------------------------------
Earnings before income taxes                     99,149         108,827           73,026
Provision for income taxes                       37,750          40,385           29,935
                                               ------------------------------------------
Earnings before cumulative effect of
   accounting changes                            61,399          68,442           43,091
Cumulative effect of change in accounting
   for income taxes                                  --              --              899
                                               ------------------------------------------
Net earnings                                   $ 61,399        $ 68,442         $ 43,990
                                               ------------------------------------------
Earnings per share of common stock before
   cumulative effect of accounting changes        $2.02           $2.24            $1.41
Cumulative effect per share of accounting
   changes                                           --              --             0.03
                                               ------------------------------------------
Net earnings per share of common stock            $2.02           $2.24            $1.44
                                               ------------------------------------------
Average common shares and common share
   equivalents outstanding                       30,416          30,534           30,471

The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of financial position
- ---------------------------------------------

Current assets
- --------------

     Cash and cash equivalents decreased by $14.7 million to $18.0 million. Sources and uses of cash are set forth in the accompanying statement of cash flows.

     Trade receivables, net of allowances for doubtful accounts, at $148.0 million were up $2.7 million due to the acquisition of Signet Systems with a partial offset from the divestiture of the extruded copper-tubing business. Days sales outstanding remained essentially unchanged.

     Inventories increased by $13.9 million to $150.0 million, mainly due to the Signet acquisition, partly offset by the tubing-business divestiture. The weakening of the dollar also had an effect on increasing the translation value of European inventories.

     Deferred income taxes and other current assets increased by $9.1 million to $35.4 million. An increase in tooling charges billable but not yet billed and an increase in deferred income-tax items were the major causes of the change.

     The current ratio decreased slightly to 1.9 to 1 from 2.0 to 1.

Noncurrent assets
- -----------------

     Property, plant, and equipment increased by $30.5 million to $201.3 million due to acquisitions less divestiture and to capital expenditures during the year, which were the highest ever and well in excess of retirements and depreciation expense.

     Investment in affiliates decreased by $1.4 million, primarily due to the 57-percent joint-venture interest in Radinam
S. A. being purchased during the year, leading to the full consolidation of this unit. Offsetting the decrease, in part, was the greater earnings from the company's Japanese joint venture, NEX.

     Intangible assets increased by $36.4 million to $70.5 million, due mostly to goodwill resulting from the acquisition of Signet Systems.

     Deferred charges and other noncurrent assets increased by $5.3 million to $42.1 million, primarily due to continued recognition of a surplus in the company's over-funded pension plans.

Current liabilities
- -------------------

     Short-term debt and long-term debt, current portion, remained in net almost unchanged.

     Accounts payable increased by $3.1 million to $77.3 million, primarily reflecting higher activity, partly from acquisitions.

     Accrued compensation and employee benefits increased by $4.7 million to $42.9 million due mainly to increases in workers' compensation reserves and other postretirement benefits, including those associated with the acquisitions.

     Accrued expenses and other current liabilities increased
$2.4 million to $28.2 million, mostly due to increases arising from the newly acquired companies.

Noncurrent liabilities
- ----------------------

     Long-term debt increased by $25.6 million to $87.8 million at year end due mainly to additional borrowings as a result of the acquisitions and to the higher level of capital expenditures.

     As a percent of shareholders' investment, long-term debt was
25.1 percent, while total debt to equity was 32.3 percent.

     Other noncurrent liabilities increased by $4.3 million to $41.4 million, primarily due to increases in postretirement benefits other than pensions associated with the Signet acquisition.

Shareholders' investment
- ------------------------

     Total shareholders' investment increased by $41.1 million to $349.4 million, with the major component being retained earnings, which benefited from net earnings of $61.4 million (less dividends paid of $17.8 million).

     The foreign-currency translation adjustment decreased $1.7 million as European currencies strengthened against the dollar from exchange rates at the beginning of the year.

     During the year, $8.7 million was expended to acquire an additional 278,000 treasury shares; 337,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

     During the previous year, $9.9 million was expended to acquire an additional 336,000 treasury shares. The company used
412,000 shares, as required, for stock options, stock awards, and employee stock-purchase plans.

     In fiscal 1994, $6.8 million was expended to purchase
264,000 treasury shares, while using 349,000 shares for stock options, stock awards, and employee stock-purchase plans.

     Book value per share increased by $1.36 during the year to $11.74. This has grown at an 11.0 percent compound annual rate since fiscal 1986.

                           CONSOLIDATED BALANCE SHEETS

                                      (In thousands, except per-share amounts)
- ------------------------------------------------------------------------------
March 31                                                1996           1995
- ------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                             $ 17,958       $ 32,691
Trade receivables, less allowance for doubtful
   accounts of $5,052 and $6,424                       147,963        145,231
Inventories                                            150,000        136,114
Deferred income taxes and other current assets          35,414         26,346
                                                      -----------------------
Total current assets                                   351,335        340,382

Noncurrent assets:
Property, plant, and equipment -- net                  201,341        170,872
Investment in affiliates                                 6,567          8,016
Intangible assets -- net                                70,456         34,090
Deferred charges and other noncurrent assets            42,137         36,827
                                                      -----------------------
Total noncurrent assets                                320,501        249,805
                                                      -----------------------
         Total assets                                 $671,836       $590,187
                                                      =======================

Liabilities and shareholders' investment
Current liabilities:
Short-term debt                                       $ 12,500       $ 13,565
Long-term debt -- current portion                       12,552         10,853
Accounts payable                                        77,277         74,194
Accrued compensation and employee benefits              42,941         38,285
Income taxes                                             7,598          7,004
Accrued expenses and other current liabilities          28,163         25,748
                                                      -----------------------
Total current liabilities                              181,031        169,649
                                                      -----------------------
Noncurrent liabilities:
Long-term debt                                          87,809         62,220
Deferred income taxes                                   12,220         12,958
Other noncurrent liabilities                            41,356         37,088
                                                      -----------------------
Total noncurrent liabilities                           141,385        112,266
                                                      -----------------------
         Total liabilities                             322,416        281,915
                                                      -----------------------

Shareholders' investment:
Preferred stock, $0.025 par value,
   authorized 16,000 shares,
   issued -- none                                           --             --
Common stock, $0.625 par value,
   authorized 80,000 shares,
   issued 30,342 shares                                 18,964         18,964
Additional paid-in capital                               9,143          7,897
Retained earnings                                      339,193        296,614
Foreign-currency translation adjustment                  3,435          5,159
Treasury stock at cost: 583 and
   642 common shares                                   (17,607)       (16,669)
Restricted stock -- unamortized value                   (3,708)        (3,693)
                                                      -----------------------
         Total shareholders' investment                349,420        308,272
                                                      -----------------------
         Total liabilities and shareholders'
            investment                                $671,836       $590,187
                                                      =======================

The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of cash flows
- -------------------------------------

Net cash provided by operating activities
- -----------------------------------------

     Net cash from operating activities was $84.6 million, up $17.6 million from the previous year. Earnings, adjusted for noncash items, were down $15.3 million from the prior year. This was caused by lower earnings plus larger noncash adjustments, primarily for: depreciation and amortization; the divestiture of the extruded copper-tubing business; the sale of fixed assets; and the ability to reduce the allowance for doubtful accounts. The demand for working capital was lower than the previous year when new operations and sales growth caused substantial increases. This difference more than offset effects of the earnings shortfall.

     The largest changes among the working-capital items were a decrease of $12.3 million in trade receivables due to reductions at several divisions and an increase of $6.3 million in deferred income taxes and other current assets.

     Cash flows from operating activities in the previous year were $67.0 million, down $8.3 million. While earnings adjusted for non-cash items were up $33.3 million, working capital items required $36.3 million to cover the increased business level, as opposed to the prior year's net drop in working capital items of $5.3 million. The preponderance of the additional working-capital requirements were to support U.S. operations.

     The largest change among working-capital items in fiscal 1995 was an increase in trade receivables of $31.5 million, which was essentially a function of increased sales volume. The overall quality of receivables was down slightly, reflecting some longer collection times. Inventories increased by $26.9 million as a result of increased levels needed to support higher sales volumes and higher material costs. These increases were partially offset by an increase in accounts payable of $16.9 million due to the much higher operating level than in the previous year and to increased accrued expenses and other current liabilities of $7.7 million.

     In fiscal 1994, cash flows from operating activities were $75.2 million, up $11.5 million. The most significant changes were the increased earnings and net working capital contributions, primarily from inventory reductions of $9.6 million and accounts payable increases of $7.6 million, partially offset by a trade receivables increase of $14.3 million.

Capital expenditures
- --------------------

     Capital expenditures for the year were $55.7 million, up $21.6 million from the prior year, reflecting a new facility in South Carolina and reopening a facility in The Netherlands, along with other capacity expansions and process improvements, both in the United States and in Europe.

     Capital expenditures in the prior fiscal year were $34.1 million, up $5.0 million from the prior year, reflecting capacity expansions and process improvements, with an increasing emphasis on overseas locations.

     In fiscal 1994, capital expenditures were $29.2 million, up
$5.6 million, reflecting building expansions and new equipment.

Acquisitions, divestiture, sales of assets, and investments in
- --------------------------------------------------------------
affiliates
- ----------

     During the year, the company acquired 100 percent of the assets of Signet Systems, Inc., an air-conditioning systems business located in Harrodsburg, Kentucky, and Goch, Germany, and of Radiadores Montana, a Spanish aftermarket company. Modine also purchased the remaining 57-percent interest in Radinam S.A., a joint venture company in Mexico. The combined net cash price of all acquisitions was $56.8 million. See Note 10 to the consolidated financial statements for further details.

     The company disposed of its extruded copper-tubing plant in Dowagiac, Michigan, for $9.1 million. See Note 10.

     For a combined price of $3.9 million, Modine also disposed of other equipment that was no longer required.

     During the prior year, the company disposed of its 36-percent interest in McQuay do Brasil for $1.5 million and incurred additional costs of $0.3 million related to the fiscal 1994 acquisitions.

     In the 1994 fiscal year, Modine made two acquisitions: the purchase of a 100-percent interest in a German limited partnership, Langerer & Reich, and purchase of the remaining 50-percent interest from Modine's partner in a joint-venture company, Austria Warmetauscher GmbH, for a combined net cash price of $18.9 million. See Note 10.

Changes in debt: short- and long-term
- -------------------------------------

     In the last year, the company made $10.6 million in scheduled and $35.3 million in discretionary repayments of long-term debt. The company also added $70.0 million to its long-term debt during the year, partly due to the acquisitions and partly to replace certain portions of the long-term debt that was repaid during the year.

     During the prior year, Modine made $9.8 million in scheduled and $2.4 million in discretionary repayments of domestic long-term debt. Approximately $9.5 million of foreign-denominated long-term debt was converted to short-term debt, nearly equaling other foreign short-term debt that was repaid during the year. Other foreign long-term debt of $2.4 million was repaid while $3.4 million in new foreign debt was obtained.

     In fiscal 1994, the company borrowed $32.1 million to repay acquired debt in Germany and to increase its debt capacity. In addition, the company made scheduled repayments of long-term debt totaling $9.8 million.

Treasury stock -- see page 16.
- ------------------------------

Dividends paid
- --------------

     Dividends for the current fiscal year were $17.8 million, representing a rate of 60 cents per share. An increase of 8 cents per share was declared, effective in May 1995.

     Dividends during the previous fiscal year were $15.4 million, representing a rate of 52 cents per share. An increase of 6 cents per share was effective in May 1994.

     Modine paid dividends of $13.6 million during the 1994 fiscal year at the rate of 46 cents per share. An increase of four cents per share was effective in May 1993.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                (In thousands)
- --------------------------------------------------------------------------------------------------
For the years ended March 31                                     1996         1995         1994
- --------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                    $61,399      $ 68,442      $43,990
Adjustments to reconcile net earnings with cash provided
   by operating activities:
     Depreciation and amortization                               39,641        34,482       28,114
     Gain on sale of business                                    (5,009)           --           --
     Pensions and other postretirement benefits                  (3,124)       (2,299)      (2,398)
     (Gain)/loss from disposition of property, plant, and
       equipment                                                 (1,852)          487        1,017
     Deferred income taxes                                       (1,759)         (241)      (3,474)
     Provision for losses on accounts receivable                 (1,477)        1,375        1,267
     Undistributed earnings of affiliates                        (1,202)       (1,301)        (221)
     Cumulative effect of accounting changes                         --            --         (899)
     Other -- net                                                 1,421         2,343        2,523
                                                                ----------------------------------
                                                                 88,038       103,288       69,919
                                                                ----------------------------------
     Change in operating assets and liabilities
       excluding acquisitions:
      Trade receivables                                          12,303       (31,519)     (14,328)
      Inventories                                                (3,706)      (26,928)       9,560
      Deferred income taxes and other current assets             (6,286)       (4,225)      (2,807)
      Accounts payable                                           (2,716)       16,895        7,640
      Accrued compensation and employee benefits                  1,447         2,094        3,916
      Income taxes                                               (1,996)         (327)       3,338
      Accrued expenses and other current liabilities             (2,504)        7,685       (1,996)
                                                                ----------------------------------
Net cash provided by operating activities                        84,580        66,963       75,242
                                                                ----------------------------------
Cash flows from investing activities:
     Expenditures for property, plant, and equipment            (55,689)      (34,101)     (29,150)
     Acquisitions, net of cash acquired                         (56,798)         (254)     (18,918)
     Proceeds from sale of business                               9,117            --           --
     Proceeds from dispositions of assets                         3,895         1,118        1,057
     Investments in affiliates                                       --         1,500           --
     (Increase) in deferred charges and other noncurrent
        assets                                                     (296)       (1,053)        (851)
     Other -- net                                                    13           (52)           8
                                                                ----------------------------------
Net cash (used for) investing activities                        (99,758)      (32,842)     (47,854)
                                                                ----------------------------------

Cash flows from financing activities:
     (Decrease)/increase in short-term debt -- net               (2,007)         (499)       3,736
     Additions to long-term debt                                 69,967         3,392       33,158
     Reductions of long-term debt                               (45,861)      (24,053)     (42,472)
     Issuance of common stock, including treasury stock           5,275         5,607        4,194
     Purchase of treasury stock                                  (8,740)       (9,946)      (6,798)
     Cash dividends paid                                        (17,802)      (15,434)     (13,597)
     Other -- net                                                    (9)         (279)        (565)
                                                                ----------------------------------
Net cash provided by/(used for) financing activities                823       (41,212)     (22,344)
                                                                ----------------------------------
Effect of exchange-rate changes on cash                            (378)        1,259         (104)
                                                                ----------------------------------
Net (decrease)/increase in cash and cash equivalents            (14,733)       (5,832)       4,940
Cash and cash equivalents at beginning of year                   32,691        38,523       33,583
                                                                ----------------------------------
Cash and cash equivalents at end of year                        $17,958      $ 32,691      $38,523
                                                                ==================================
Cash paid during the year for:
  Interest, net of amounts capitalized                          $ 6,849      $  6,276      $ 5,534
  Income taxes                                                  $37,716      $ 39,120      $29,306

The notes to consolidated financial statements are an integral part of these statements.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                                             (In thousands, except per-share amounts)
<CAPTION
- ---------------------------------------------------------------------------------------------------------------------
                                                                        Foreign-                          Restricted
For the years                                  Additional               currency      Treasury stock         stock-
ended March 31,                Common Stock     paid-in     Retained   translation       at cost          unamortized
1996, 1995, and 1994          shares   amount   capital     earnings   adjustment    shares    amount        value
- ---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1993       30,342  $18,964   $5,217      $213,213     $1,360       (803)   $(11,806)     $(3,835)
Net earnings                      --       --       --        43,990         --         --          --           --
Cash dividends, $0.46 per
  share                           --       --       --       (13,597)        --         --          --
Purchase of treasury stock        --       --       --            --         --       (264)     (6,798)          --
Stock options and awards
  including related tax
  benefits                        --       --       64            --         --        266       3,914         (987)
Employee stock-purchase
  and -ownership plans            --       --    1,176            --         --         83       1,092           --
Foreign-currency
  translation adjustment          --       --       --            --     (1,174)        --          --           --
Amortization of deferred
  compensation under
  restricted stock plans          --       --       --            --         --         --          --          952
- ---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1994       30,342   18,964    6,457       243,606        186       (718)    (13,598)      (3,870)
- ---------------------------------------------------------------------------------------------------------------------
Net earnings                      --       --       --        68,442         --         --          --           --
Cash dividends, $0.52 per
  share                           --       --       --       (15,434)        --         --          --           --
Purchase of treasury stock        --       --       --            --         --       (336)     (9,946)          --
Stock options and awards
  including related tax
  benefits                        --       --      (79)           --         --        294       5,211         (851)
Employee stock-purchase
  and -ownership plans            --       --    1,519            --         --        118       1,664           --
Foreign-currency
  translation adjustment          --       --       --            --      4,973         --          --           --
Amortization of deferred
  compensation under
  restricted stock plans          --       --       --            --         --         --          --        1,028
- ---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1995       30,342   18,964    7,897       296,614      5,159       (642)    (16,669)      (3,693)
- ---------------------------------------------------------------------------------------------------------------------

Net earnings                      --       --       --        61,399         --         --          --           --
Cash dividends, $0.60 per
  share                           --       --       --       (17,802)        --         --          --           --
Purchase of treasury stock        --       --       --            --         --       (278)     (8,740)          --
Stock options and awards
  including related tax
  benefits                        --       --      879          (704)        --        191       4,005       (1,120)
Employee stock-purchase
  and -ownership plans            --       --      367          (314)        --        146       3,797           --
Foreign-currency
  translation adjustment          --       --       --            --     (1,724)        --          --           --
Amortization of deferred
  compensation under
  restricted stock plans          --       --       --            --         --         --          --        1,105
- ---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996       30,342  $18,964   $9,143      $339,193     $3,435       (583)   $(17,607)     $(3,708)
- ---------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------

1.   Significant accounting policies
     -------------------------------

     Consolidation principles: The consolidated financial
     ------------------------
statements include the accounts of Modine Manufacturing Company and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. Operations of affiliates and subsidiaries outside the United States and Canada are included for periods ending one month prior to the company's year end in order to ensure timely preparation of the consolidated financial statements. Investments in 20-percent- to 50-percent-owned affiliates, consisting primarily of a 50-percent ownership in Nikkei Heat Exchanger Company, Ltd., are accounted for by the equity method. The investments are stated at cost plus a proportionate share of the undistributed net income. The company's share of undistributed net income is reflected in net earnings.

     Use of estimates: The preparation of the consolidated
     ----------------
financial statements requires the use of certain estimates and assumptions by management in determining the company's assets, liabilities, revenue, expenses, and related disclosures. Actual results could differ from those estimates.

     Translation of foreign currencies: Assets and liabilities
     ---------------------------------
of foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign-currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign-exchange options and forward
     ---------------------
contracts on foreign currencies are entered into by the company as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Postemployment benefits: The company adopted Financial
     -----------------------
Accounting Standards Board (FASB) Statement No. 112, "Employers' Accounting for Postemployment Benefits," in fiscal 1995. This statement requires recognition of the cost of certain postemployment benefits after employment but before retirement on an accrual basis during the years that employees earn the benefits. Implementation of this statement did not have a material impact on the company's financial conditions or results of operations.

     Income taxes: The company adopted FASB Statement No. 109,
     ------------
"Accounting for Income Taxes," effective as of the beginning of fiscal 1994. Deferred tax liabilities and assets are determined based on the difference between the amounts reported in the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Cash equivalents: For purposes of the cash flows statement,
     ----------------
the company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost,
     -----------
on a first-in, first-out basis, or market value.

     Property, plant, and equipment:  These assets are stated at
     ------------------------------
cost. Depreciation is provided using, principally, declining-balance methods for machinery and equipment, and the straight-line method for buildings and other assets over their expected useful lives. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

     Intangible assets: The excess of cost over fair value of the
     -----------------
net assets of businesses acquired is amortized using the straight-line method over various periods not exceeding forty years. Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

     Environmental expenditures: Environmental expenditures
     --------------------------
related to current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

     Accounting principles to be adopted: In 1995, the Financial
     ------------------------------------
Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement will be adopted by the company in the fiscal year beginning April 1, 1996. Implementation of this statement is not expected to have a material impact on the consolidated financial statements.

     In 1995, the FASB also issued SFAS No. 123, "Accounting for Stock Based Compensation." Under the accounting and disclosure requirements promulgated in the statement, the company must adopt the provisions in its fiscal year beginning April 1, 1996. The company is currently evaluating the accounting and disclosure alternatives provided for under the provisions of the statement. At this time, management has not selected the planned method of adoption and therefore cannot reasonably estimate the probable impact, if any, on the consolidated statements.

     Reclassifications: Certain prior-year amounts have been
     ------------------
reclassified to conform with the fiscal-1996 presentation.

2.   Research and development costs
     ------------------------------

     Research and development costs charged to operations totaled
$14,256,000 in fiscal 1996, $10,907,000 in fiscal 1995, and
$9,509,000 in fiscal 1994.

3.   Pension Plans
     -------------

     Domestic qualified defined-benefit plans: The company has
     ----------------------------------------
several noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and on that basis or a monthly retirement benefit amount for various hourly plans. Funding policy for domestic qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Fiscal-1996 results include plans of the company's Signet acquisition and the effects of the Dowagiac divestiture.

     Net pension credits, computed using the projected unit credit method, include the following components:

                                                               (In thousands)
- -----------------------------------------------------------------------------
Years ended March 31                          1996       1995       1994
- -----------------------------------------------------------------------------
Benefits earned during the year             $ 4,035    $ 3,532    $ 3,238
Interest accrued on benefits
     earned in prior years                    6,720      5,978      5,419
Actual return on assets                       2,941    (21,470)   (15,124)
Net amortization and deferral                16,982)     9,209      4,114
- -----------------------------------------------------------------------------
       Net pension (credit)                 $(3,286)   $(2,751)   $(2,353)
- -----------------------------------------------------------------------------
Actuarial assumptions:
  Discount rate (to calculate
    present value of future
    benefits)                                  7.5%       7.5%       7.5%
  Average salary-growth rate                   5.5%       5.5%       5.5%
  Return on plan assets                        9.0%       9.0%       9.0%
- -----------------------------------------------------------------------------

         Funded status of the plans at March 31, 1996 and 1995:

                                                               (In thousands)
- -----------------------------------------------------------------------------
                                            Assets exceed        Accumulated
                                              accumulated           benefits
March 31, 1996                                   benefits      exceed assets
- -----------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
    Vested                                     $(64,865)               $(42)
    Nonvested                                    (4,532)                 --
                                               ----------------------------
Accumulated benefit obligation                  (69,397)                (42)
Effect of projected salary increases            (28,295)                 --
                                               ----------------------------
Projected benefit obligation                    (97,692)                (42)
Less: Plan assets at fair value                 150,253                  38
                                               ----------------------------
Plan assets in excess of/(less than)
  projected benefit obligation                   52,561                  (4)
  Adjusted for items not yet recognized
    in earnings:
    Unrecognized net benefit (asset)/
      obligation remaining from initial
      adoption of FASB Statement No. 87            (513)                 --
    Effect of benefit changes on
      prior years' service cost                   1,229                  --
    Remaining unrecognized net (gain)/loss      (13,571)                  5
Adjustment to recognize minimum liability            --                  (5)
- ---------------------------------------------------------------------------
        Prepaid/(accrued) pension expense
         included in balance sheets            $ 39,706                 $(4)
- -----------------------------------------------------------------------------

                                                              (In thousands)
- -----------------------------------------------------------------------------
                                            Assets exceed        Accumulated
                                              accumulated           benefits
March 31, 1995                                   benefits      exceed assets
- -----------------------------------------------------------------------------
Actuarial present value of benefit
  obligations:
    Vested                                     $(56,120)            $(1,204)
    Nonvested                                    (5,674)               (395)
                                               ----------------------------
Accumulated benefit obligation                  (61,794)             (1,599)
Effect of projected salary increases            (22,853)                 --
                                               ----------------------------
Projected benefit obligation                    (84,647)             (1,599)
Less: Plan assets at fair value                 150,931               1,388
                                               ----------------------------
Plan assets in excess of/(less than)
  projected benefit obligation                   66,284                (211)
  Adjusted for items not yet recognized
    in earnings:
    Unrecognized net benefit (asset)/
      obligation remaining from initial
      adoption of FASB Statement No. 87          (2,348)                (17)
    Effect of benefit changes on
      prior years' service cost                     811                 312
    Remaining unrecognized net (gain)/loss      (30,296)                430
Adjustment to recognize minimum liability            --                (725)
- ---------------------------------------------------------------------------
        Prepaid/(accrued) pension expense
         included in balance sheets            $ 34,451             $  (211)
- -----------------------------------------------------------------------------

     As of March 31, 1996 and 1995, the plans held 2,137,000 and 2,315,000 shares, respectively, of Modine common stock.

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

                                                              (In thousands)
- -----------------------------------------------------------------------------
Year ended March 31                              1996          1995
- -----------------------------------------------------------------------------
Expense recognized                             $ 1,148        $   705
Accumulated benefit obligation                  11,342         10,351
Projected benefit obligation                    12,738         11,290
Fair value of plan assets                          459             --
- -----------------------------------------------------------------------------
Actuarial assumptions:
   Discount rate (to calculate present
      value of future benefits)             7.5%-12.5%           7.5%
   Average salary-growth rate                3.0%-8.5%      3.0%-5.5%
- -----------------------------------------------------------------------------

     Domestic qualified defined-contribution plans: The company has several
     ---------------------------------------------
401(k) and savings plans that cover most of its domestic employees. These plans provide company matching under various formulas. The cost of the company's contributions to the plans (including stock purchase plans detailed in note 17) for fiscal 1996, 1995, and 1994 were $6,454,000, $5,871,000, and $5,099,000, respectively.

4.   Postretirement benefits other than pensions
     -------------------------------------------

     The company and certain of its domestic subsidiaries, including its Signet acquisition, provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire.

     Postretirement benefit expense:
                                                       (In thousands)
- -------------------------------------------------------------------------
Year ended March 31                      1996       1995        1994
- -------------------------------------------------------------------------
Service cost                           $  293      $  214      $ 306
Interest cost                           1,525       1,202      1,318
Net amortization                         (582)       (657)      (439)
- -------------------------------------------------------------------------
    Net periodic postretirement
        benefit cost                   $1,236      $  759     $1,185
- -------------------------------------------------------------------------

     Postretirement benefit liability:
                                                       (In thousands)
- -------------------------------------------------------------------------
March 31                                             1996      1995
- -------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
   Retirees                                        $17,199   $12,157
   Fully eligible active plan participants           2,287     1,794
   Other active plan participants                    3,547     2,858
Total accumulated postretirement benefit
     obligation                                     23,033    16,809
Net gains/(losses)                                     845     1,069
Unamortized net reduction in obligation              3,981     5,365
- -------------------------------------------------------------------------
    Accrued postretirement benefit obligation      $27,859   $23,243
- -------------------------------------------------------------------------

     The accumulated postretirement benefit obligation declined at April 1, 1993, due to an amendment of certain of the company's retiree medical coverage programs. An annual limit on the company's liability (a "cap") was established that maximizes future costs at 200 percent of fiscal 1993 costs. The effect of this is being amortized as an offset to expense in fiscal 1994 and in future years. The obligation was further reduced as a result of comparable benefit limitations negotiated during fiscal 1994. This reduction is being amortized as an offset to expense in fiscal 1995 and also in future years. The Signet acquisition added to the fiscal-1996 obligation while the Dowagiac divestiture reduced it.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at March 31, 1996 and 1995. The projected healthcare costs trend rates used were 10-11 percent for fiscal 1996, 11 per-cent for fiscal 1995, and 12 percent for fiscal 1994, trending down gradually to 5 percent over several years. The effects of these assumption changes on accrued postretirement benefit cost and related expense are being amortized.

     The healthcare-cost trend-rate assumption can have a significant effect on the amounts reported. Increasing the assumed healthcare-cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation by $1,440,000 as of March 31, 1996, and the net periodic postretirement benefit cost for fiscal 1996 by $96,000.

5.   Leases
     ------

     The company leases various facilities and equipment. Rental expense under operating leases totaled $12,211,000 in fiscal 1996, $10,750,000 in fiscal 1995, and $5,540,000 in fiscal 1994.

     Future minimum rental commitments at March 31, 1996, under noncancelable leases were:

- -------------------------------------------------------------------------
Year ended March 31                                      (In thousands)
- -------------------------------------------------------------------------
1997                $8,603                  2000                  $2,679
1998                 5,546                  2001                   2,541
1999                 3,743                  2002 and beyond          687
- -------------------------------------------------------------------------
    Total future minimum rental commitments                      $23,799
- -------------------------------------------------------------------------

6.   Income Taxes
     ------------

     The company adopted FASB Statement No. 109 effective April 1, 1993. The cumulative effect of the adoption was to increase net income for the fiscal year ended March 31, 1994, by $899,000.

     Income-tax expense attributable to income from operations consists of:

                                                            (In thousands)
- ---------------------------------------------------------------------------
Years ended March 31                    1996       1995        1994
- ---------------------------------------------------------------------------
Federal:
   Current                            $29,497    $32,745     $27,355
   Deferred                              (979)      (748)     (3,720)
State                                   5,646      6,203       4,371
Foreign:
   Current                              4,613      1,678       1,234
   Deferred                            (1,027)       507        (204)
- ---------------------------------------------------------------------------
         Totals charged to earnings   $37,750    $40,385     $29,036
- ---------------------------------------------------------------------------

     Income-tax expense attributable to income from operations differed from the amounts computed by applying the statutory U.S. federal income-tax rate as a result of the following:

- ---------------------------------------------------------------------------
Years ended March 31                         1996       1995      1994
- ---------------------------------------------------------------------------
Statutory federal tax                       35.0%      35.0%     35.0%
State taxes, net of federal benefit          3.6        3.4       3.6
Taxes on non-U.S. earnings and losses        0.7       (0.6)      2.3
Other                                       (1.2)      (0.7)     (1.1)
- ---------------------------------------------------------------------------
     Effective tax rate                     38.1%      37.1%     39.8%
- ---------------------------------------------------------------------------

     The significant components of deferred income-tax expense attributable to income from operations are as follows:

                                                          (In thousands)
- ---------------------------------------------------------------------------
Years ended March 31                        1996      1995      1994
- ---------------------------------------------------------------------------
Pensions                                  $ 1,790    $1,591    $ 1,383
Depreciation                                 (260)     (754)      (722)
Inventories                                  (812)     (465)       389
Employee benefits                            (727)     (976)    (1,892)
Other                                      (1,997)      363     (3,082)
- ---------------------------------------------------------------------------
    Totals charged to earnings            $(2,006)   $ (241)   $(3,924)
- ---------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                        (In thousands)
- ---------------------------------------------------------------------------
March 31                                               1996      1995
- ---------------------------------------------------------------------------
Deferred tax assets:
   Accounts receivable                               $ 1,458    $ 1,970
   Inventories                                         3,998      3,401
   Plant and equipment                                   712         --
   Employee benefits                                  17,730     16,951
   Net operating-loss and tax-credit
     carry-forwards                                    4,177      2,783
   Environmental                                          --        131
   Other                                               5,539      3,884
                                                     ------------------
     Total gross deferred assets                      33,614     29,120
     Less valuation allowance                          3,900      2,782
                                                     ------------------
     Net deferred tax assets                          29,714     26,338
Deferred tax liabilities:
   Pension                                            15,735     13,918
   Plant and equipment                                 8,279      8,369
   Other                                                 927      1,522
                                                     ------------------
        Total gross deferred tax liabilities          24,941     23,809
- ---------------------------------------------------------------------------
        Net deferred tax asset                       $ 4,773    $ 2,529
- ---------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1995, was $2,782,000. The valuation allowance increased by $1,118,000 for the year ended March 31, 1996.

     At March 31, 1996, the company had net foreign-tax-credit carry-forwards for federal income-tax purposes of approximately $201,000, of which $67,000 expire in 1997, $38,000 expire in 1998 and $96,000 expire in 1999.

     The undistributed earnings of certain foreign subsidiaries and joint-venture companies totaled $30,989,000 as of March 31, 1996. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

7.   Cash and cash equivalents
     -------------------------

     Under the company's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $10,046,000, $9,657,000, and $3,383,000 at
March 31, 1996, 1995, and 1994, respectively.

     All the short-term investments at March 31, 1996, 1995, and 1994, were of a duration of less than three months and were treated as cash equivalents, which approximate fair value.

8.   Inventories
     -----------

     Inventories include:

                                                          (In thousands)
- -------------------------------------------------------------------------
March 31                                          1996         1995
- -------------------------------------------------------------------------
Raw materials                                  $ 38,307     $ 37,279
Work in process                                  47,794       40,879
Finished goods                                   63,899       57,956
- -------------------------------------------------------------------------
     Total inventories                         $150,000      136,114
- -------------------------------------------------------------------------

9.   Property, plant, and equipment
     ------------------------------

     Property, plant, and equipment is composed of:

                                                          (In thousands)
- -------------------------------------------------------------------------
March 31                     Depreciable lives      1996          1995
- -------------------------------------------------------------------------
Land                                   --         $  5,217      $  4,568
Buildings and improvements     10-40 years         104,901       100,640
Machinery and equipment         3-12 years         234,614       218,229
Office equipment                5-14 years          34,375        31,409
Transportation equipment         3-7 years          16,194        11,422
Construction in progress               --           38,580        20,250
                                                  ----------------------
                                                   433,881       386,518
Less accumulated depreciation                      232,540       215,646
- ------------------------------------------------------------------------
    Net property, plant, and equipment            $201,341      $170,872
- -------------------------------------------------------------------------

     Depreciation expense was $34,962,000, $31,410,000, and $25,429,000 for the fiscal years ended 1996, 1995, and 1994, respectively.

10.  Acquisitions and divestiture
     ----------------------------

     Acquisitions: In the first quarter of fiscal 1996, the company made two small acquisitions. Effective April 1, 1995, the company, through its wholly owned subsidiary NRF Holding B.V., acquired Radiadores Montana S.A. based in Granada, Spain. Montana is a manufacturer and distributor to the automotive aftermarket, producing radiators and radiator cores, oil coolers, heaters, and air-conditioning condensers and evaporators for on- and off-highway vehicles and for industrial applications. At the end of May, the company acquired its partner's 57-percent ownership in the joint-venture company Radinam S.A., which owns Mexpar (Manufacturera Mexicana de Partes de Automoviles S.A. de C.V.), a radiator manufacturer in Mexico City.
Mexpar produces automotive radiators primarily for the aftermarket and also serves original-equipment manufacturers of vehicles in Mexico.

     As of July 31, the company acquired the business, assets, and certain liabilities of the Signet Systems Division from The Equion Corporation. The acquisition included the main plant in Harrodsburg, Kentucky, an operation in Goch, Germany, and a sales and engineering office in Detroit, Michigan. Signet is a full-service supplier of climate-control systems and components to the automotive, truck, and off-highway vehicle markets in North America and Europe.

     In the third quarter of fiscal 1994, the company acquired the entire equity interest in Heinrich Langerer Verwaltungsgesellschaft mbH and Langerer & Reich GmbH & Co. (collectively "Langerer & Reich") and certain specified liabilities. The acquisition included plant, equipment, and certain real property located in Pliezhausen, Germany, and the equipment and leasehold interest in certain real property located in Filderstadt-Bernhausen, Germany. The acquisition also includes the equity interest held by Langerer & Reich in Hungaro Langerer Gepjarmutechnikai Kft., a Hungarian joint venture. Langerer & Reich manufactures copper/brass and aluminum heat exchangers for the truck, bus, and industrial markets and aluminum heat exchangers for the passenger-car market.

     In the fourth quarter of fiscal 1994, the company acquired its partner's (Austria Metall AG) 50-percent ownership in the joint venture company Austria Warmetauscher GmbH (AWG). The AWG facility manufactures aluminum air-conditioning condensers and oil coolers for a number of European auto makers.

     The combined adjusted purchase price of all the fiscal-1996 acquisitions totaled $64,210,000 and was paid for with cash provided by operations, with new and existing unsecured revolving credit arrangements, and promissory notes to Equion Corporation totaling $5,000,000. Combined goodwill and other intangibles created by the acquisition were $41,187,000 and $14,000 respectively. Goodwill is being amortized on a straight-line basis over 15 years.

     The combined adjusted cash-purchase price of the fiscal-1994 acquisitions totaled $20,012,000 and was paid for with cash provided by operations. Goodwill acquired in the acquisitions was $17,648,000 and is being amortized over 15 years on a straight-line basis.

     The results of operations are included in the consolidated financial statements since the respective effective dates of acquisition. The foreign operations are reported using a one-month delay, which is consistent with the company's policy for reporting operations outside the United States and Canada. All of the acquisitions have been accounted for using the purchase method. The company had used the equity method to account for its interest in Radinam S.A. and AWG prior to majority ownership.
The company continues to use the plants, machinery and equipment, and other assets acquired in these acquisitions for the manufacture of heat-transfer products.

     Details of businesses acquired in purchase transactions were as follows:

                                                         (In thousands)
- -------------------------------------------------------------------------
Year ended March 31                             1996          1994
- -------------------------------------------------------------------------
Value of assets acquired, including
  intangibles, excluding cash acquired
  of $2,412 and $840 respectively             $89,096       $83,954
Liabilities assumed and created               (29,036)      (62,069)
Equity investment in affiliates                (3,262)       (2,713)
- -------------------------------------------------------------------------
    Net cash paid for acquisitions            $56,798       $19,172
- -------------------------------------------------------------------------

     Divestiture: In October 1995, the company completed the sale of its
     -----------
copper-extrusion business in Dowagiac, Michigan, to National Tube Holding Company, Inc., of Birmingham, Alabama. Modine recognized a pretax gain of $5,009,000, including $1,430,000 from the curtailment and settlement of certain pension and benefit obligations, negotiated subsequent to the sale.

     On a pro-forma basis, the unaudited consolidated results of operations would have been as follows had the current year acquisitions and disposal occurred on April 1, 1994:

                         (Dollars in thousands, except per-share amounts)
- -------------------------------------------------------------------------
Year ended March 31 (unaudited)                 1996          1995
- -------------------------------------------------------------------------
Net sales                                   $1,001,007      $976,653
Net earnings                                    59,807        65,588
Net earnings per share:
  Primary                                        $1.97         $2.15
  Fully diluted                                   1.97          2.14
- -------------------------------------------------------------------------

  The pro-forma financial information presented above is for informational purposes only and does not necessarily reflect the results of operations that would have occurred had the divestiture and acquisitions, completed in fiscal 1996, taken place on the date assumed above, nor are those results necessarily indicative of the results of future combined operations.

11.  Intangible assets
     -----------------

     Intangibles include:

                                                     (In thousands)
- -----------------------------------------------------------------------
March 31                                        1996      1995
- -----------------------------------------------------------------------
Goodwill                                      $69,973   $29,335
Patents and product technology                  8,389     8,389
Other intangibles                                 783     3,930
- -----------------------------------------------------------------------
                                               79,145    41,654
Less accumulated amortization                   8,689     7,564
- -----------------------------------------------------------------------
    Net intangible assets                     $70,456   $34,090
- -----------------------------------------------------------------------

     Amortization expense for intangible assets was $3,574,000, $2,044,000, and $1,733,000 for the fiscal years ended 1996, 1995, and 1994, respectively.

12.  Deferred charges and other noncurrent assets
     --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                        (In thousands)
- -------------------------------------------------------------------------
March 31                                         1996      1995
- -------------------------------------------------------------------------
Prepaid pension costs -- qualified and
   nonqualified plans                          $40,319   $35,404
Other noncurrent assets                          1,818     1,423
- -------------------------------------------------------------------------
     Total deferred charges and other
        noncurrent assets                      $42,137   $36,827
- -------------------------------------------------------------------------

13.  Indebtedness
     ------------

     Long-term debt at March 31, 1996 and 1995, includes:

                                                           (In thousands)
- -----------------------------------------------------------------------------
                                                   Fiscal
                              Interest rate at    year of
Type of issue                   March 31, 1996   maturity     1996      1995
- -----------------------------------------------------------------------------
Denominated in
  U.S. dollars:
  Fixed rate --
    Notes and other debt        9.25%-9.70%        1998     $19,000   $28,400
      Weighted average
        interest rate
        March 31, 1996                9.32%
    Revenue bonds                     7.50%        2003       2,150     2,531
  Variable rate --
    Notes                        6.17-8.25%   1997-1998       6,000     1,500
      Weighted average
        interest rate
        March 31, 1996                7.73%
    Revenue bonds               3.40%-3.90%   2008-2016       5,940     5,940
      Weighted average
        interest rate
        March 31, 1996                3.50%
Denominated in
  foreign currency:
  Fixed rate -- notes
    and other debt              7.52%-11.00%  1997-2006         362       637
      Weighted average
        interest rate
        March 31, 1996                 8.88%
  Variable rate -- notes
      and other debt            1.04%-10.85%  1998-2001      66,900    34,065
                                                            -----------------
       Weighted average
        interest rate
        March 31, 1996                 3.92%
                                                            100,352    73,073
Capital-lease obligation                                          9        --
                                                            -----------------
                                                            100,361    73,073
Less current portion                                         12,552    10,853
- -----------------------------------------------------------------------------
         Total                                              $87,809   $62,220
- -----------------------------------------------------------------------------

     In conjunction with the acquisition of the Signet Systems Division, Modine entered into a $25,000,000 revolving credit agreement that is currently scheduled to mature in fiscal year 1999. At March 31, 1996, $6,458,000 was utilized, with $18,542,000 available for use. Additionally, two notes, totaling $5,000,000, were issued to the seller, with final payment scheduled in fiscal year 1998.

     Certain of the company's loan agreements limit the use of retained earnings for the payment of cash dividends and the acquisition of treasury stock. Under the most restrictive, $120,399,000 was available for these purposes at March 31, 1996. (However, these restricted payments may not exceed $30,000,000 in any fiscal year.) Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing.

     The fair value of long-term debt was established by reference to the public market for corporate securities. The estimated fair value of total long-term debt including current portion was $101,165,000 at March 31, 1996, and $74,111,000 at March 31, 1995.

     Long-term debt matures as follows:

- --------------------------------------------------------------------------
Year ended March 31                                      (In thousands)
- --------------------------------------------------------------------------
1997                $12,552             2000              $3,713
1998                 38,299             2001               1,367
1999                 37,993             2002 and beyond    6,437
- --------------------------------------------------------------------------

     At March 31, 1996, the company had approximately $17,742,000 in unutilized bank lines of credit available. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid. A maximum of $13,572,000 in short-term bank borrowings were outstanding during the year ended March 31, 1996. The weighted average interest rate on short-term borrowings was 3.97 percent at March 31, 1996, and 5.68 percent at March 31, 1995.

14.  Foreign-exchange contracts/derivatives
     --------------------------------------

     The company uses derivative financial instruments in a limited way as a tool to manage the company's financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company and they generally are used to protect cash of the company rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by company policy.

     The company from time to time enters into foreign-currency-exchange contracts, generally with terms of 90 days or less, to hedge specific foreign-currency-denominated transactions. The effect of this practice is to minimize the impact of foreign-exchange-rate movements on the company's operating income. The company's foreign-currency-exchange contracts do not subject the company to risk due to exchange-rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

     As of March 31, 1996 and 1995, the parent company had approximately $3,604,000 and $3,088,000, respectively, in outstanding contracts, composed of $3,604,000 and $3,004,000 of forward foreign-exchange contracts denominated in French francs and fiscal 1995's $84,000 in forward copper contracts. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell non-functional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments.
See also footnote number 13.

15.  Other noncurrent liabilities
     ----------------------------

     Other noncurrent liabilities include:

                                                         (In thousands)
- -------------------------------------------------------------------------
March 31                                               1996      1995
- -------------------------------------------------------------------------
Postretirement benefits other than pensions          $26,263   $22,316
Pensions                                              12,912    12,741
Other                                                  2,181     2,031
- -------------------------------------------------------------------------
         Total other noncurrent liabilities          $41,356   $37,088
- -------------------------------------------------------------------------

16.  Shareholder rights plan
     -----------------------

     Each share of the company's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $21.25 per unit. The rights are not currently exercisable but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of the company's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by the company, at a price of $0.0125 per right, at any time before 20 percent or more of the company's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

17.  Stock option and purchase plans
     -------------------------------

     Stock option plans: In July of 1978, 1985, and 1994, shareholders
     ------------------
approved plans providing for the granting of options to officers, other key employees, and, in 1985 and 1994, to non-employee directors to purchase common stock of the company. Options granted under the plans are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1978, 1985, and 1994 Incentive Stock Plans also provide for the granting of stock awards. Shares are awarded to the employee at no cost and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the seven-year restriction period. The amounts charged to operations in fiscal 1996, 1995, and 1994 were $1,105,000, $1,028,000, and $952,000, respectively.

     Following is a summary of activity under the two plans.

- --------------------------------------------------------------------------
                                                 Shares      Option/award
                                         (in thousands)       price range
- --------------------------------------------------------------------------
Outstanding March 31, 1993                       1,767       $3.825-18.25
- --------------------------------------------------------------------------
 Granted:
   Incentive and nonqualified                      248       20.625-30.00
   Restricted stock awards                          33                  0
 Exercised                                        (267)           0-12.50
- --------------------------------------------------------------------------
Outstanding March 31, 1994                       1,781        5.594-30.00
- --------------------------------------------------------------------------
 Granted:
   Incentive and nonqualified                      268        28.00-28.50
   Restricted stock awards                          31                  0
 Exercised                                        (297)           0-18.25
 Expired                                           (17)             3.825
- --------------------------------------------------------------------------
Outstanding March 31, 1995                       1,766        5.594-30.00
- --------------------------------------------------------------------------
 Granted:
   Incentive and nonqualified                      313       22.75-33.375
   Restricted stock awards                          50                  0
   Exercised                                      (193)           0-30.00
- --------------------------------------------------------------------------
Outstanding March 31, 1996                       1,936      $7.188-33.375
- --------------------------------------------------------------------------

     A further 2,883,000 shares were available for the granting of additional options or awards at March 31, 1996.

     Stock purchase plans: The company also has adopted several
     --------------------
defined-contribution stock purchase plans. The plans permit employees to make monthly investments at current market prices based on a specified percentage of compensation. The company matches a portion of the employees' contribution.

     Activity in the plans for fiscal 1996, 1995, and 1994 resulted in the purchase of 590,000, 589,000, and 593,000 shares of company stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of the company's contributions to the plans for fiscal 1996, 1995, and 1994 were $6,110,000, $5,871,000, and
$5,099,000, respectively.

18.  Segment and geographic area information
     ---------------------------------------

     The company operates predominantly in a single industry, the production and sale of heat-transfer equipment. Information about the company by geographic operating area is presented below:

                                                              (In thousands)
- ----------------------------------------------------------------------------
Years ended March 31                       1996       1995       1994
- ----------------------------------------------------------------------------
Sales to unaffiliated customers
   from company facilities
   located in:
   United States                         $684,289   $667,433   $574,895
   Europe                                 285,800    227,704     77,340
   Canada and Latin America                20,404     17,873     17,318
- ----------------------------------------------------------------------------
      Net sales                          $990,493   $913,010   $669,553
- ----------------------------------------------------------------------------
Sales between geographic areas:
   United States                         $  4,615   $  2,401   $  1,558
   Europe                                     125         87        186
   Canada and Latin America                 4,021      2,520      1,299
- ----------------------------------------------------------------------------
      Total inter-area sales             $  8,761   $  5,008   $  3,043
- ----------------------------------------------------------------------------
Operating profit or loss:
   United States                         $ 97,113   $115,713   $ 96,507
   Europe                                   8,861      7,861     (1,520)
   Canada and Latin America                   917      1,840      1,010
   Corporate, eliminations, and other      (7,742)   (16,587)   (22,971)
- ----------------------------------------------------------------------------
      Earnings before income taxes       $ 99,149    $108,827  $ 73,026
- ----------------------------------------------------------------------------
Identifiable assets:
   United States                         $476,390    $411,811  $343,020
   Europe                                 169,211     135,239   113,273
   Canada and Latin America                24,932      16,067    13,722
   Corporate, eliminations, and other       1,303      27,070    39,966
- ----------------------------------------------------------------------------
      Total assets                       $671,836    $590,187  $509,981
- ----------------------------------------------------------------------------

     Included in the United States sales to unaffiliated customers are export sales of $127,335,000, $126,409,000, and $95,699,000, in fiscal
1996, 1995, and 1994, respectively, the majority to customers in Europe. During the last three fiscal years, no single customer has accounted for more than 10 percent of revenues.

19.  Contingencies and litigation
     ----------------------------

     In the normal course of business, the company and its subsidiaries have been named as defendants in various lawsuits and enforcement proceedings in which claims are asserted against the company by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others. The company is also subject to other liabilities that arise in the ordinary course of its business. Based on the information available, the company does not expect that any unrecorded liability related to these matters would have a material effect on the consolidated financial statements.

     In November 1991, the company filed a lawsuit against Mitsubishi Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of the company's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, the company submitted a complaint to the U.S. International Trade Commission (ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and systems or vehicles that contain them, which are the subject of the aforementioned lawsuit. In July 1993, the ITC reversed an earlier ruling by a hearing officer and upheld, as valid and enforceable, the company's basic patent on parallel-flow air-conditioning condensers. The ITC also ruled that specific condensers from the two Japanese companies did not infringe the company's patent. Each of the parties appealed, to the U.S. Court of Appeals for the Federal Circuit, the portion of the ITC opinion adverse to them. In February 1996, the U.S. Court of Appeals for the Federal Circuit, upheld the patent as valid and enforceable and remanded the case to the ITC for a determination with respect to Showa infringement. In July of 1994, Showa filed a lawsuit against the company alleging infringement by the company of certain Showa patents pertaining to condensers. (In June, 1995, the company filed a motion for partial summary judgment against such lawsuit.) In December of 1994, the company filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. Both 1994 suits have been stayed pending the outcome of re-examination in the U.S. Patent Office of the patents involved. All legal and court costs associated with these cases have been expensed as they were incurred.

20.  Quarterly financial data (unaudited)
     ------------------------------------

     Quarterly financial data are summarized below:

                                     (In thousands, except per-share amounts)
- -----------------------------------------------------------------------------
Fiscal 1996 quarters ended          June       Sept.        Dec.       March
- -----------------------------------------------------------------------------
Net sales                        $239,216    $254,292    $252,817    $244,168
Gross profit                       60,882      67,937      63,815      62,739
Net earnings                       15,983      16,736      14,855      13,825
Net earnings per share
  of common stock                   $0.52       $0.55       $0.49       $0.46
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Fiscal 1995 quarters ended          June       Sept.        Dec.       March
- -----------------------------------------------------------------------------
Net sales                        $208,436    $221,760    $240,505    $242,309
Gross profit                       56,542      63,969      67,646      72,312
Net earnings                       14,830      16,801      17,413      19,398
Net earnings per share
   of common stock                  $0.49       $0.55       $0.57       $0.63
- -----------------------------------------------------------------------------

Independent auditors' report


To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying consolidated balance sheets of Modine Manufacturing Company and Subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' investment, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modine Manufacturing Company and Subsidiaries as of March 31, 1996, and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 6 to the consolidated financial statements, the company changed its method of accounting for income taxes in fiscal 1994.


COOPERS & LYBRAND LLP

Coopers & Lybrand LLP

Chicago, Illinois
May 1, 1996