Form 10-K405, Exhibit 13
period 1997-03-31
MODINE MANUFACTURING CO
filed 1997-06-20
CIK 67347

EXHIBIT 13

Management's discussion and analysis of operations
--------------------------------------------------

        Modine Manufacturing Company finished its fiscal year ended March 31, 1997, with a 3.9-percent increase in net earnings on record sales of $999.0 million. Sales grew 0.9 percent over the previous year.

        Expressed in U.S. dollars, which strengthened against most other currencies last year, 43.5 percent of Modine's fiscal-1997 sales were outside the United States, almost the same as the prior year's 43.8 percent. U.S. export sales of $117.9 million declined 7.4 percent. Sales from nondomestic operations largely offset that decrease, rising to 31.7 percent of sales from 30.9 percent in fiscal 1996.

        The company's 1996-97 revenues from its top ten customers were
40.7 percent of total sales, compared with 37.7 percent the year before. The company's largest customer represented less than seven percent of total revenues in both fiscal 1997 and 1996.

        At the end of October 1996, Modine purchased 41.3 percent of Constructions Mecaniques Mota, S.A. (CMM), based near Marseilles, France, with another facility in Aubagne. CMM is a manufacturer of tube-bundle oil coolers and charge-air coolers for truck and marine engine markets, which complements Modine's other European businesses. Annualized sales of approximately $20 million from this investment are not consolidated in Modine's total.

Fiscal-year sales by market
---------------------------

        OEM passenger-car and light-truck: The largest portion of Modine's revenues in fiscal 1997, 26.3 percent, was again to worldwide original-equipment-manufacturer (OEM) customers in the passenger-car and light-truck market. Sales to this market also had the greatest increase year-over-year, growing 7.1 percent. Major factors behind the growth were incremental sales from owning the Signet Systems air-conditioning-systems business for a full year, plus continuing significant sales increases of air-conditioning products in Europe. Partially offsetting these increases were lower sales in the U.S. passenger-car market and in other European automotive markets. Sales activities at Modine's largest customers in the automotive market are yielding new programs that will grow this segment in future years.

        The new plant in Richland, South Carolina, became fully operational in the fall, and production from it and another, newly converted plant, in Uden, Holland, added to 1996-97 revenues. Early in fiscal 1998, another facility dedicated to this market, in Wackersdorf, Germany, will begin assembly of automotive cooling modules.

        The initial production year of Modine's latent-heat battery was completed in Europe. This new product stores heat to immediately warm engine fluids upon startup, resulting in instant heat for passengers, less engine wear, and fewer emissions. Modine expects that the new product will have a good long-term growth potential worldwide.

        Modine is changing internal processes and developing new products to take advantage of trends within the original-equipment automotive business.

These trends include: pressures to improve the recyclability of heat exchangers; improved temperature control of engines and transmissions to help fuel economy; the need for diesel-fuel coolers to mitigate fuel hazards and positively impact exhaust emissions; the requirement for more global engineering capabilities to meet outsource requirements from customers; and continued movement for providing complete systems both for underhood cooling and for climate control in the passenger compartment.

        Aftermarket: As in the year before, aftermarket sales constituted the second-largest category in fiscal 1997, with 23.4 percent of the total. Sales in North America rebounded to a record level, aided by Modine's introduction to the industry of a lifetime, limited warranty for aftermarket radiators. A new marketing program that expanded sales to existing customers plus the addition of four company sales branches also brought higher revenues.

        Reductions in product cost and operational expense, including consolidation of some facilities, helped to improve operating income from the North American aftermarket during the just-completed year. In order to effect additional cost improvements, continued rationalization of these manufacturing and distribution operations will be implemented during the new fiscal year.

        For the European aftermarket, an aluminum-radiator brazing and assembly facility at Modine's Mill, Holland, plant site will be constructed. Production is scheduled to begin in about one year.

        OEM heavy- and medium-truck: Sales to OEMs of heavy- and medium-duty trucks made up 15.5 percent of Modine's total sales in fiscal 1997. Sales were down 7.8 percent from the previous year, the only major market category at Modine to show a decrease. The most significant factor was a 22-percent decline in sales of North American Class-8 trucks during the period.

        A complete year of Signet Systems truck sales bolstered total revenues from this market. In addition, sales of truck air-conditioning components in Europe showed a year-over-year gain.

        Modine also has begun construction of a new, truck-components plant in Kirchentellinsfurt, Germany, near Stuttgart. The facility will make brazed aluminum radiators and charge-air coolers. Improved productivity, product quality, and working environment are expected when the new plant is operational late n this new fiscal year.

        An accelerating trend in the truck market is that OEM customers are emphasizing the need to have their suppliers take total systems responsibility. This becomes even more important as major OEMs continue to consolidate and to expand into new areas around the world. In addition, emissions regulations in Europe are increasing the need for charge-air cooling and for improved heat exchangers in general, much as they did earlier in the North American market.

        OEM off-highway equipment: Sales to the off-highway-equipment market grew to 12.5 percent of Modine's total in 1996-97. Signet Systems' full year combined with strong sales to U.S. manufacturers of construction equipment were the major drivers of growth. Much of the construction market's growth and product-line expansion was in small- and light-sized equipment.

        As in other markets, there is a trend for partnerships with customers where Modine, because of its product-line breadth and its increasing expertise in systems, is asked for complete cooling-system design. Taking on this larger role gives Modine the opportunity to sell more content per application. It also helps to solidify long-term relationships with customers.

        The phase-in of U.S. off-highway emissions regulations that began in January 1996 and that become more stringent over the next five years favors Modine's higher technology product-line strengths. These regulations, as they did for the heavy-truck industry at the beginning of this decade, are driving the use in off-highway markets of more charge-air coolers and more-efficient heat exchangers. Modine is taking advantage of its experience by offering customers advanced technology and custom-designed products and systems to meet their needs.

        To help serve customers in the off-highway industry with higher technology, Modine is converting its Camdenton, Missouri, plant to manufacture brazed-aluminum products such as charge-air coolers. Process and product manufacturing technologies are being upgraded at the Jefferson City, Missouri, plant. And, last year, Modine introduced its square-wave fin technology, which resists clogging on the airside of heat exchangers.

        OEM industrial: Fiscal 1997 sales to industrial-market customers rose to 12.1 percent of total sales. The industrial market consists of a multitude of different applications and customers worldwide. The largest sales increases during the last year were to U.S. manufacturers of engines, refrigeration equipment, and generator sets.

        Future growth in the industrial-market category will be helped by an expansion of product offerings in the marine diesel market, primarily in pleasurecraft and commercial workboat applications.

        Building-HVAC: Building-HVAC (heating, ventilating, air-conditioning) sales made up 7.8 percent of total revenues in 1996-97. All major parts of this market saw small increases over the year before. Modine is restructuring this business for more rapid growth over the next several years. In addition to product development, an emphasis on marketing is part of a broad effort to bring increased building-HVAC sales. Modine is focusing on a single brand name -- Modine -- and has simplified the distribution system. The company is stressing "indoor air solutions" rather than just products. The entire package will include moving, filtering, and controlling the temperature and humidity of air.

Sales by product line in fiscal 1997
------------------------------------

        Air-conditioning: Repeating the performance of the prior year, fiscal 1997 sales of vehicular air-conditioning components and systems recorded the highest product-line growth in both dollars and percentage. Again, the increase was substantially due to the addition of Signet Systems and to continuing strong growth in Europe. The percentage of cars with air-conditioning in Europe is still small when compared with North America, but is growing rapidly.

        Radiator: The radiator product category remains Modine's largest, at
39.6 percent of total sales. The decline in the North American truck industry contributed to a small decrease overall in radiator sales compared with the year before. However, Modine achieved substantial unit sales increases in product sold to the North American aftermarket and in sales of radiators in engine-cooling modules, which package a number of heat exchangers and other items in a single assembly.

        Oil cooler: Sales of oil coolers comprised 16.1 percent of fiscal 1997 revenues. Major contributors to increased sales were European operations and product included in various modules. Partially offsetting these increases were lower sales for some industrial oil coolers and less demand for North American truck applications. An expansion of Modine's Mez"k"vesd, Hungary, plant this year will give the company a major increase in capacity at a very productive facility.

        Charge-air cooler: Sales of charge-air coolers dropped 9.6 percent year-over-year, primarily due to lower sales to North American truck manufacturers. The product line ended up at 10.7 percent of Modine's total sales. Future growth is expected due to stricter emissions regulations in Europe as well as in U.S. off-highway markets.

        Building-HVAC: The building-HVAC product line made up 7.8 percent of total sales on a small sales increase, as discussed earlier in this report. Modine continues its efforts to bring its patented PF (parallel-flow) technology to this industry by introducing it to various regulatory agencies and commissions as well as to OEMs of air-conditioning systems. The movement to increase energy efficiencies will help to provide a need for PF products in these applications.

Capital expenditures and R&D
----------------------------

        In December 1996, Modine announced that it plans to expand its existing testing capabilities in Racine, Wisconsin. The company will invest $32 million over 2-1/2 years in this project.

        Capital expenditures in fiscal 1997 were $54.5 million. These investments were made to accommodate future growth, increase Modine's competitive advantages, reduce costs, and introduce new products. Significant investments included those for the new Richland plant, the Racine Technical Center, expansions of Modine's European facilities, process improvements, tooling for new products, and processing equipment additions at a number of plants.

        Outstanding commitments for capital expenditures at March 31, 1997, were approximately $27.0 million. Most of these commitments relate to plant expansions and conversions, process improvements, tooling for new products, and various new equipment. Approximately $9.4 million of the outstanding commitment amount covers facility expansions, improvements, equipment upgrades, and new equipment for a number of European plants and an aftermarket warehouse there. A year earlier, there were total outstanding commitments of $17.1 million. Capital expenditures were financed primarily from cash that was generated internally.

        Modine's investment in research and development rose 18.4 percent to $16.9 million in fiscal 1997, following a 30.7-percent increase the year before. The acquisition of Signet Systems was the most significant factor in the increase in both years.

        Modine relies, in large part, on new products and technological innovation to help maintain a worldwide leadership in the industry. In addition to numerous proprietary technologies, Modine owned a total of 921 patents in various countries at the end of fiscal 1997, a 9.5-percent increase over the year before.

Employment and quality achievement
----------------------------------

        Total worldwide employment at Modine was 7,874 on March 31, 1997, up 4.1 percent from the previous year. Employment increases in Mexico plus new plants in Uden, Holland, and Richland, South Carolina, accounted for most of the net increase.

        The employees at 13 Modine plants earned 17 awards from customers during the last fiscal year. Eight plants also received 13 recertifications from their customers.

        Modine plants in Joplin, Missouri, and Logansport, Indiana, were recommended for registration as ISO 9002 manufacturers March 4, 1997, and April 4, 1996, respectively, by Lloyd's Register Quality Assurance Ltd.
(LRQA), joining the plant in Grenada, Spain, in the category. Modine's Signet Systems Division in Harrodsburg, Kentucky, on December 20, 1996, joined the Mill, Holland, plant as an ISO 9001 producer, based on an LRQA recommendation. In addition, LRQA recommended on April 25, 1997, that the Automotive, Truck, and Heavy-Duty & Industrial Divisions at Racine, Wisconsin, be upgraded to ISO 9001 after originally recommending their registration to ISO 9002 on October 8, 1996. Other plants worldwide will be undergoing ISO registration. The International Organization for Standardization (ISO) develops common manufacturing, trade, and communications standards to facilitate the worldwide exchange of goods and services.

        Modine plants and the corporate office pursued registration to ISO 9002 and ISO 9001 to comply with requirements from our major
European customers. Likewise, Modine is pursuing registration to QS 9000 to satisfy major domestic automotive and truck customers. QS 9000 is a quality-system-requirements document developed by Chrysler, Ford, General Motors, and four truck manufacturers. QS 9000 contains industry- and customer-specific requirements. It uses ISO 9001 as its foundation; therefore, Modine is well-positioned to meet QS 9000 requirements. Two key benefits of QS 9000 are common requirements from automotive and truck customers and improved communication within Modine. The North American Automotive, Truck, and Heavy Duty & Industrial Divisions are pursuing QS 9000 registration.

Hedging and foreign-currency-exchange contracts
-----------------------------------------------

        On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 14 to the consolidated financial statements.


Environmental matters
---------------------

        Modine complies worldwide with laws relating to the protection of the environment. Expenditures to comply with these increasingly complex and stringent laws could be significant in future years but are not expected to have a material impact on the company's competitive or financial position. If new laws containing more stringent requirements are enacted, expenditures may be higher than the estimates of future environmental costs provided below.

        About $0.6 million in capital expenditures related to environmental projects were made in 1996-97. Modine currently expects expenditures for environmentally related capital projects to be about $3.5 million in 1997-98.

        Environmental expenses charged to current operations, including remediation costs, totaled about $2.3 million in fiscal 1997. These expenses include operating and maintenance costs: for solid-waste treatment, storage, and disposal and for air- and water-pollution-control facilities; for costs incurred in conducting environmental-compliance activities; and for other matters.

        Modine accrues for environmental remediation activities relating to past operations -- including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund," and under the Resource Conservation and Recovery Act (RCRA) -- when it is probable that a liability has been incurred and reasonable estimates can be made.

        Modine from time to time receives notices from the Environmental Protection Agency and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and state law. These notices claim potential liability for remediation costs of disposal sites that are not company-owned and allegedly contain wastes attributable to Modine from past operations. Modine's share of remediation costs at these sites cannot be accurately predicted due to the large number of PRPs involved. For the 11 sites currently known, the company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low ("de minimus"), there may be insufficient documentation linking Modine to the site, and the other PRPs have the financial resources to meet their obligations.

        It is likely that Modine will, in the future, incur additional remediation charges, but such costs are unknown and not determinable at this time. There are no currently known, unrecorded liabilities that would have a material effect on the company's consolidated financial position or results of operations.

Forward-looking statements
--------------------------

        Other than historical matters or comparative results, the matters discussed in Management's discussion and analysis of operations and in the Letter to shareholders, particularly the sales forecast and factors affecting earnings, include forward-looking statements that involve risks and uncertainties. These cautionary statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. Investors are cautioned that any forward-looking statements made by Modine are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors, including: customers' integration of products currently being supplied by the company; the success of Modine or its competitors in obtaining the business of the customer base; the ability to pass on increased costs to customers; variation in currency-exchange rates in view of a large portion of the company's business being nondomestic; labor relations at Modine, its customers, and its suppliers, which may affect the continuous supply of product; and the ability to improve acquisitions' operations.

        In making statements about Modine's fiscal-1998 operating results, management has assumed relatively stable economic conditions in the United States and worldwide, no unanticipated swings in the business cycles affecting customer industries, and a reasonable legislative and regulatory climate in those countries where Modine does business.

        Readers are cautioned not to place undue reliance on Modine's forward-looking statements, which speak only as of the date of this report's writing.



Management's discussion and analysis of results from operations
---------------------------------------------------------------

Net sales
---------

        Sales for the year ended March 31, 1997, were $999.0 million, up $8.6 million or 0.9 percent from the prior year. The presence of Signet Systems for a full year, compared with eight months in the prior year, added to sales with a partial offset due to the sale of the Dowagiac, Michigan, copper-tubing plant in the middle of the previous year. The most significant negative factor in the year was the unfavorable impact of exchange rates, which, when compared on an equivalent basis, caused a reduction in sales of approximately $22 million. Other changes included a reduction in demand for passenger-car and truck components.

        Sales for fiscal 1996 were $990.5 million, up $77.5 million or
8.5 percent. European operations added $54.0 million to sales, with just over half of that from favorable exchange-rate changes. The acquisition of Signet Systems as of July 31, 1995, also added $46.7 million. Declines occurred as a result of the sale of the copper-tubing plant in October 1995, and in passenger-car and residential-HVAC components.

        Sales for fiscal 1995 were $913.0 million, up $243.5 million or
36.4 percent. Full-year impact of the prior year's European acquisitions, strengthening of European currencies, and generally strong sales growth across Modine's other operations were the major contributors.

Gross Profit
------------

        Gross profit was 27.8 percent of sales for fiscal 1997, 2.0 percentage points higher than the previous year, primarily due to decreased material costs and to cost improvements mainly in Europe.

        In the previous year, gross profit was 25.8 percent of sales,
2.7 percentage points lower than in fiscal 1995. The primary cause was increased material costs, not all of which were recovered by price increases to customers. Also affecting the percentage were higher sales by the European operations, and Signet Systems, both of which were earning lower than company-average gross margins.

        Gross profit margin in fiscal 1995, at 28.5 percent, was down 1.2 points. Higher raw material and labor costs in addition to lower margins at European locations were major factors.

Selling, general, and administrative (SG&A) expenses
----------------------------------------------------

        SG&A expense for fiscal 1997 totaled $176.6 million, up $15.5 million or 9.6 percent from the previous year. Major causes for the increase were the inclusion of Signet Systems for a full year plus additional sales branches and distribution expenses in the Aftermarket. SG&A as a percentage of sales increased from 16.3 percent to 17.7 percent.

        In fiscal 1996, SG&A expense totaled $161.1 million, up $12.7 million or 8.5 percent from fiscal 1995. Included in the year was the eight-month effect of the Signet Systems acquisition. Other changes were not significant.

        SG&A expenses for fiscal 1995 totaled $148.4 million, a $26.0-million or 21.2-percent increase, mostly from the full-year impact of two European acquisitions in fiscal 1994.

Income from operations
----------------------

        In fiscal 1997, income from operations was $100.9 million, up $6.6 million or 7.0 percent. The improvement was primarily due to reduction in material prices and to cost improvements.

        Income from operations in fiscal 1996 was $94.3 million, down $17.8 million or 15.9 percent, primarily due to increases in material prices.

        Income from operations in the prior year was $112.1 million, up
47.0 percent. Sales volume increases were the main factors.

Interest expense
----------------

        Fiscal 1997 interest expense was $5.0 million, down $1.8 million or 27.2 percent from the prior year. Reduced debt and lower interest rates allowed this decrease to occur.

        Interest expense in fiscal 1996, at $6.8 million, was up $0.4 million or 6.9 percent as a result of borrowings related to the Signet acquisition. Interest rates were lower than the previous year.

        Interest expense in fiscal 1995 grew by 6.2 percent, due mainly to the full-year impact of foreign-denominated borrowing for prior-year acquisitions.

Other income, net
-----------------

        Other income for fiscal 1997 was $1.9 million, which was $9.8 million less than the prior year, primarily due to a gain of $5.0 million in fiscal 1996 from the sale of the company's copper- tubing plant and to gains on the sale of other equipment.

        Other income in fiscal 1996, at $11.7 million, was $8.5-million higher than the previous year, due mainly to the sale of assets referred to above.

        Other income of $3.2 million in fiscal 1995 was slightly above earlier years.

Provision for income taxes
--------------------------

        The effective tax rate for fiscal 1997 was 34.8 percent, down
3.3 percentage points from the prior year. The major cause for this reduction was the utilization of tax losses carried forward from prior years in Modine's European operations.

        The company had a slightly higher effective tax rate in fiscal 1996, at 38.1 percent versus 37.1 percent in the prior year. Higher rates on certain foreign earnings were the primary factor.

        In fiscal 1995, the income-tax rate was 37.1 percent.

Net earnings
------------

        In fiscal 1997, net earnings were $63.8 million -- 6.4 percent of sales and a 17.3-percent return on average shareholders' investment
(ROE) -- up 3.9 percent or $2.4 million from the previous fiscal year. Lower material costs and other cost reductions were the primary causes of the improvement. The prior fiscal year included $3.1 million, or approximately 10 cents per share, relating to a gain on the sale of the copper-tubing business.

        Net earnings in fiscal 1996 were $61.4 million -- 6.2 percent of sales and an 18.7-percent ROE -- down $7.0 million or 10.3 percent from fiscal 1995. The reduction was primarily due to increased material costs.

        Net earnings in fiscal 1995 were $68.4 million, or 7.5 percent of sales, up 55.6 percent from the prior-year, which included a change in accounting for income taxes that added $0.9 million to net earnings. The increase was mainly due to the significantly higher sales volume.

CONSOLIDATED STATEMENT OF EARNINGS

                                       In thousands, except per-share amounts)
------------------------------------------------------------------------------
For the years ended March 31                      1997       1996       1995
------------------------------------------------------------------------------
Net sales                                       $999,046   $990,493   $913,010
Cost of sales                                    721,626    735,120    652,541
                                                ------------------------------
Gross profit                                     277,420    255,373    260,469
Selling, general, and administrative expenses    176,552    161,082    148,415
                                                ------------------------------
Income from operations                           100,868     94,291    112,054
Interest expense                                  (4,972)    (6,825)    (6,384)
Other income--net                                  1,887     11,683      3,157
                                                ------------------------------
Earnings before income taxes                      97,783     99,149    108,827
Provision for income taxes                        34,020     37,750     40,385
                                                ------------------------------
Net earnings                                    $ 63,763   $ 61,399   $ 68,442
                                                ==============================
Net earnings per share of common stock             $2.10      $2.02      $2.24
                                                ------------------------------
Average common shares and common share
 equivalents outstanding                          30,420     30,416     30,534

The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of financial position
---------------------------------------------

Current assets
--------------

        Cash and cash equivalents increased by $16.9 million to $34.8 million. Refer to the sources and uses of funds detail in the accompanying statement of cash flows.

        Trade receivables, net of allowances for doubtful accounts, at $149.8 million, were up $1.8 million due to slightly increased sales.

        Inventories decreased by $7.9 million to $142.1 million, partly due to reduction programs at certain locations and partly to strengthening of the dollar, which had the effect of decreasing the translated value of European inventories.

        Deferred income taxes and other current assets increased by $4.0 million to $39.4 million due mainly to an increase in deferred income-tax items in Europe.

        The current ratio increased slightly to 2.2 to 1 from 1.9 to 1.

Noncurrent assets
-----------------

        Property, plant, and equipment increased by $8.8 million to $210.1 million due to capital expenditures of $54.5 million, primarily for production-facility expansion and improvements that were in excess of retirements and depreciation expense.

        Investment in affiliates increased by $2.9 million primarly due to the acquisition during the year of a 41.3-percent joint-venture interest in a French manufacturer of heat exchangers (CMM).

        Intangible assets decreased by $7.5 million to $62.9 million due mostly to amortization of goodwill and to the effect of foreign-exchange rates on the European portion of goodwill.

        Deferred charges and other noncurrent assets increased by $4.1 million to $46.3 million primarily due to continued recognition of a surplus in the company's over-funded pension plans.

Current liabilities
-------------------

        Short-term debt and long-term debt, current portion, decreased in net by $8.0 million due mainly to higher cash flows from operating activities offset by slightly higher long-term-debt repayments coming due.

        Accounts payable decreased by $5.1 million to $72.2 million primarily from the effect of a stronger dollar on European translation and from reduction in inventories and material costs.

Noncurrent liabilities
----------------------

        Long-term debt decreased by $2.6 million to $85.2 million at year-end due to scheduled repayments offsetting certain new borrowings for investments in new European facilities and in CMM, a new affiliate.

        As a percent of shareholders' investmnet, long-term debt was
22.1 percent. Total debt to equity was 26.5 percent, down 5.8 percentage points from fiscal-1996 yearend.

Shareholders' investment
------------------------

        Total shareholders' investment increased by $36.3 million to $385.7 million, the major change being retained earnings, which benefitted from net earnings of $63.8 million (less dividends paid of $20.3 million).

        The foreign-currency translation adjustment decreased by $6.5 million as European currencies weakened against the dollar during the year.

        During fiscal 1997, $6.8 million was expended to acquire an additional 252,000 treasury shares; while 326,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

        During the prior year, $8.7 million was expended to acquire an additional 278,000 treasury shares; and 337,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

        During fiscal 1995, $9.9 million was expended to acquire an additional 336,000 treasury shares. The company used 412,000 shares, as required, for stock options, stock awards, and employee stock-purchase plans.

        There were no other significant changes in this category.

        Book value per share increased by $1.19 during the year to $12.93, an 11.1-percent compound annual growth rate since fiscal 1987.


                CONSOLIDATED BALANCE SHEETS

                                     (In thousands, except per-share amounts)
-----------------------------------------------------------------------------
March 31                                                 1997        1996
-----------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                             $ 34,822      $ 17,958
Trade receivables, less allowance for doubtful
   accounts of $4,140 and $5,052                       149,800       147,963
Inventories                                            142,115       150,000
Deferred income taxes and other current assets          39,405        35,414
                                                      ----------------------
Total current assets                                   366,142       351,335
                                                      ----------------------
Noncurrent assets:
Property, plant, and equipment -- net                  210,115       201,341
Investment in affiliates                                 9,497         6,567
Intangible assets -- net                                62,948        70,456
Deferred charges and other noncurrent assets            46,253        42,137
                                                      ----------------------
Total noncurrent assets                                328,813       320,501
                                                      ----------------------
     Total assets                                     $694,955      $671,836
                                                      ======================
Liabilities and shareholders' investment
Current liabilities:
Short-term debt                                       $  2,962      $ 12,500
Long-term debt -- current portion                       14,061        12,552
Accounts payable                                        72,173        77,277
Accrued compensation and employee benefits              44,497        42,941
Income taxes                                             7,535         7,598
Accrued expenses and other current liabilities          28,771        28,163
                                                      ----------------------
Total current liabilities                              169,999       181,031
                                                      ----------------------
Noncurrent liabilities:
Long-term debt                                          85,197        87,809
Deferred income taxes                                   13,331        12,220
Other noncurrent liabilities                            40,740        41,356
                                                      ----------------------
Total noncurrent liabilities                           139,268       141,385
                                                      ----------------------
     Total liabilities                                 309,267       322,416
                                                      ======================

Shareholders' investment:
Preferred stock, $0.025 par value, authorized
  16,000 shares, issued--none                                -             -
Common stock, $0.625 par value, authorized
  80,000 shares, issued 30,342 shares                   18,964        18,964
Additional paid-in capital                               9,760         9,143
Retained earnings                                      378,740       339,193
Foreign-currency translation adjustment                 (3,016)        3,435
Treasury stock at cost: 509 and 583 common shares      (14,949)      (17,607)
Restricted stock - unamortized value                    (3,811)       (3,708)
                                                      ----------------------
     Total shareholders' investment                    385,688       349,420
                                                      ----------------------
     Total liabilities and shareholders'
        investment                                    $694,955      $671,836
                                                      ======================

The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of cash flows
-------------------------------------

Net cash provided by operating activities
-----------------------------------------

        Net cash provided by operating activities in fiscal 1997 was $100.2 million, up $15.6 million from the prior year as a result of higher earnings and of significantly higher noncash adjustments, which were impacted in the prior year by the gains on sales of a business and other assets. Also, depreciation was higher in the current year and earnings from affiliates, net of dividends received, were lower. Working capital demands were small and lower than the prior year.

        Net cash from operating activities in fiscal 1996 was $84.6 million, up $17.6 million from fiscal 1995. Lower working-capital demands were the major reasons. A partial offset came from lower earnings and noncash adjustments (including: gains from sales of the extruded-copper-tubing business and other fixed assets; and a reduction in allowance for doubtful accounts).

        Cash flows from operating activities in fiscal 1995 were $67.0 million, down $8.3 million. While earnings adjusted for noncash items were up $33.4 million, working capital items required $36.3 million to cover the increased business levels.

Capital expenditures
--------------------

        Capital expenditures for fiscal 1997 were $54.5 million, slightly lower than the prior year, and included significant capital improvements and expansions, including the new facility in South Carolina and several projects in Europe.

        Capital expenditures for fiscal 1996 were $55.7 million, up $21.6 million from the prior year, reflecting new facilities in South Carolina and The Netherlands, plus other capacity expansions.

        Capital expenditures in fiscal 1995 were $34.1 million, up $5.0 million from the prior year, reflecting capacity expansions and process improvements.

Acquisitions, divestiture, sales of assets, and investments in affiliates
-------------------------------------------------------------------------

        During fiscal 1997, Modine acquired a 41.3-percent interest in Constructions Mecaniques Mota, S.A., an oil-cooler manufacturer, which has been treated as a non-consolidated affiliate by Modine. The cost of the investment was $4.2 million. See Note 10 to the consolidated financial statements for further detail.

        During the prior year, Modine acquired 100 percent of the assets of:
Signet Systems, Inc., an air-conditioning systems business located in Harrodsburg, Kentucky, and Goch, Germany; and Radiadores Montana, a Spanish aftermarket company. Modine also purchased the remaining 57-percent interest in Radinam S.A., a joint-venture company in Mexico. The combined net cash price of these acquisitions was $56.8 million. The company also disposed of its extruded-copper-tubing plant in Dowagiac, Michigan, for $9.1 million.
See Note 10. Modine also sold other equipment that was no longer required for $3.9 million.

        During fiscal 1995, the company disposed of its 36-percent interest in McQuay do Brasil for $1.5 million.

Changes in debt: short- and long-term
-------------------------------------

        Overall, company debt increased by $1.9 million during fiscal 1997 and included borrowings in French francs, for the equity investment during the year, and some additional borrowings in Germany and The Netherlands relative to facility expansion. These borrowings were nearly offset by $15.7 million in repayments of long-term debt and a net $8.3-million repayment of short-term debt.

        In the prior year, the company made $10.6 million in scheduled and $35.3 million in discretionary repayments of long-term debt. The company also added $70.0 million to long-term debt, partly due to acquisitions and partly to replace certain portions of the long-term debt that was repaid during the year.

        During fiscal 1995, Modine made $9.8 million in scheduled and $2.4 million in discretionary repayments of domestic long-term debt.

Treasury stock -- see page 16.
--------------

Dividends paid
--------------

        Dividends for the 1996-97 fiscal year totaled $20.3 million, representing a rate of 68 cents per share. An increase of 8 cents per share was declared, effective in May 1996.

        Dividends for the prior fiscal year were $17.8 million, representing a rate of 60 cents per share. An increase of 8 cents per share was declared, effective in May 1995.

        Dividends during fiscal 1995 were $15.4 million, representing a rate of 52 cents per share. An increase of 6 cents per share was effective in May 1994.


                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                (In thousands)
-----------------------------------------------------------------------------------
For the years ended March 31                         1997        1996        1995
-----------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings                                      $ 63,763    $ 61,399    $ 68,442
 Adjustments to reconcile net earnings with
  cash provided by operating activities:
   Depreciation and amortization                     41,504      39,641      34,482
   Gain on sale of business                              --      (5,009)         --
   Pensions and other postretirement benefits        (2,600)     (3,124)     (2,299)
   Loss/(gain) from disposition of property,
    plant, and equipment                              1,038      (1,852)        487
   Deferred income taxes                             (1,452)     (1,759)       (241)
   Provision for losses on accounts receivable         (866)     (1,477)      1,375
   Undistributed earnings of affiliates, net
    of dividends received                                51      (1,202)     (1,301)
   Other -- net                                       1,184       1,421       2,343
                                                   --------------------------------
                                                    102,622      88,038     103,288
                                                   --------------------------------
   Change in operating assets and liabilities
    excluding acquisitions:
    Trade receivables                                (7,851)     12,303     (31,519)
    Inventories                                       3,889      (3,706)    (26,928)
    Deferred income taxes and other current
     assets                                          (2,725)     (6,286)     (4,225)
    Accounts payable                                 (1,819)     (2,716)     16,895
    Accrued compensation and employee benefits        2,611       1,447       2,094
    Income taxes                                     (1,000)     (1,996)       (327)
    Accrued expenses and other current
     liabilities                                      4,503      (2,504)      7,685
                                                   --------------------------------
Net cash provided by operating activities           100,230      84,580      66,963
                                                   --------------------------------

Cash flows from investing activities:
   Expenditures for property, plant, and
    equipment                                       (54,529)    (55,689)    (34,101)
   Acquisitions, net of cash acquired                (1,629)    (56,798)       (254)
   Proceeds from sale of business                        --       9,117          --
   Proceeds from dispositions of assets                 881       3,895       1,118
   Investments in affiliates                         (4,236)         --       1,500
   Increase in deferred charges and other
    noncurrent assets                                (1,805)       (296)     (1,053)
   Other -- net                                         (62)         13         (52)
                                                   --------------------------------
Net cash (used for) investing activities            (61,380)    (99,758)    (32,842)
                                                   --------------------------------

Cash flows from financing activities:
   Decrease in short-term debt -- net                (8,330)     (2,007)       (499)
   Additions to long-term debt                       25,925      69,967       3,392
   Reductions of long-term debt                     (15,681)    (45,861)    (24,053)
   Issuance of common stock, including
    treasury stock                                    4,265       5,275       5,607
   Purchase of treasury stock                        (6,832)     (8,740)     (9,946)
   Cash dividends paid                              (20,292)    (17,802)    (15,434)
   Other -- net                                        (347)         (9)       (279)
                                                   --------------------------------
Net cash (used for)/provided by financing
 activities                                         (21,292)        823     (41,212)
                                                   --------------------------------
Effect of exchange-rate changes on cash                (694)       (378)      1,259
                                                   --------------------------------
Net increase/(decrease) in cash and cash
 equivalents                                         16,864     (14,733)     (5,832)
Cash and cash equivalents at beginning of year       17,958      32,691      38,523
                                                   --------------------------------
Cash and cash equivalents at end of year           $ 34,822    $ 17,958    $ 32,691
                                                   ================================
Cash paid during the year for:
  Interest, net of amounts capitalized             $  5,035  $  6,849  $  6,276
  Income taxes                                     $ 34,428  $ 37,716  $ 39,120

The notes to consolidated financial statements are an integral part of these statements.

        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                                        (In thousands, except per-share amounts)
----------------------------------------------------------------------------------------------------------------------
                                                                          Foreign-                        Restricted
For the years                                    Additional               currency      Treasury stock       stock-
ended March 31,                 Common Stock      paid-in    Retained    translation       at cost        unamortized
                               ---------------                                         ----------------
1997, 1996, and 1995           shares   amount    capital    earnings    adjustment    shares   amount       value
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1994        30,342  $18,964    $6,457     $243,606    $   186       (718)   $(13,598)   $(3,870)
----------------------------------------------------------------------------------------------------------------------
Net earnings                       --       --        --       68,442         --         --          --         --
Cash dividends, $0.52 per
  share                            --       --        --      (15,434)        --         --          --         --
Purchase of treasury stock         --       --        --           --         --       (336)     (9,946)        --
Stock options and awards,
 including related tax
 benefits                          --       --       (79)          --         --        294       5,211       (851)
Employee stock-purchase
 and -ownership plans              --       --     1,519           --         --        118       1,664         --
Foreign-currency translation
 adjustment                        --       --        --           --      4,973         --          --         --
Amortization of deferred
 compensation under
 restricted stock plans            --       --        --           --         --         --          --      1,028
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1995        30,342   18,964     7,897      296,614      5,159       (642)    (16,669)    (3,693)
----------------------------------------------------------------------------------------------------------------------
Net earnings                       --       --        --       61,399         --         --          --         --
Cash dividends, $0.60 per
 share                             --       --        --      (17,802)        --         --          --         --
Purchase of treasury stock         --       --        --           --         --       (278)     (8,740)        --
Stock options and awards,
 including related tax
 benefits                          --       --       879         (704)        --        191       4,005     (1,120)
Employee stock-purchase
 and -ownership plans              --       --       367         (314)        --        146       3,797         --
Foreign-currency translation
 adjustment                        --       --        --           --     (1,724)        --          --         --
Amortization of deferred
 compensation under
 restricted stock plans            --       --        --           --         --         --          --      1,105
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996        30,342   18,964     9,143      339,193      3,435       (583)    (17,607)    (3,708)
---------------------------------------------------------------------------------------------------------------------

Net earnings                       --       --        --       63,763         --         --          --         --
Cash dividends, $0.68 per
 share                             --       --        --      (20,292)        --         --          --         --
Purchase of treasury stock         --       --        --           --         --       (252)     (6,832)        --
Stock options and awards,
 including related tax
 benefits                          --       --       603       (3,627)        --        214       6,299     (1,297)
Employee stock-purchase
 and -ownership plans              --       --        14         (297)        --        112       3,191         --
Foreign-currency translation
 adjustment                        --       --        --           --     (6,451)        --          --         --
Amortization of deferred
 compensation under
 restricted stock plans            ---      --        --           --         --         --          --      1,194
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1997        30,342  $18,964    $9,760     $378,740    $(3,016)      (509)   $(14,949)   $(3,811)
---------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an intergral part of these statements.

NOTES TO CONSOLIDATED FINAICIAL STATEMENTS

1.   Significant accounting policies
     -------------------------------

     Basis of presentation: The financial statements are prepared in
     ---------------------
conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining the company's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

     Consolidation principles: The consolidated financial statements
     ------------------------
include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidations. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to the company's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership exceeds 20 percent are accounted for by the equity method. The investments are stated at cost plus a proportionate share of the undistributed net income. The company's share of undistributed net income is reflected in net earnings.

     Translation of foreign currencies: Assets and liabilities of
     ---------------------------------
foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign-currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign-exchange options and forward
     ---------------------
contracts on foreign currencies are entered into by the company as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Income taxes: Deferred tax liabilities and assets are
     ------------
determined based on the difference between the amounts reported in the financial statement and the tax bases of assets and liabilities, using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Cash equivalents: For purposes of the cash flows statement, the
     ----------------
company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

     Inventories: Inventories are valued at the lower of cost, on a
     -----------
first-in, first-out basis, or market value.

     Property, plant, and equipment: These assets are stated at cost.
     ------------------------------
Depreciation is provided using, principally, declining-balance methods for machinery and equipment, and the straight-line method for buildings and other assets over their expected useful lives. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

     The company adopted Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" at the beginning of fiscal 1997. This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. The effect of the adoption of this policy on April 1, 1996, was immaterial to the consolidated financial results of the company.

     Intangible assets: The excess of cost over fair value of the net
     -----------------
assets of businesses acquired is amortized using the straight-line method over various periods not exceeding forty years. Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

     Environmental expenditures: Environmental expenditures related to
     --------------------------
current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

     Stock-based compensation: The company has elected to account for
     ------------------------
stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of the company stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 17.

     Accounting principles to be adopted: In February 1997, the Financial
     -----------------------------------
Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share." This statement will be adopted by the company, as required, for periods ending after December 15, 1997. Implementation of this statement is not expected tohave a material impact on the earnings-per-share data presented by the company.

2.   Research and development costs
     ------------------------------

     Research and development costs charged to operations totaled
$16,877,000 in fiscal 1997, $14,256,000 in fiscal 1996, and $10,907,000 in fiscal 1995.

3.   Pension plans
     -------------

     Domestic qualified defined-benefit plans: The company has several
     ----------------------------------------
noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and on that same basis or a monthly retirement-benefit amount for various hourly plans. Funding policy for domestic qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Fiscal-1996 results include plans of the company's Signet acquisition and the effects of the Dowagiac divestiture.

     Net pension credits, computed using the projected unit credit method, include the following components:

                                                               (In thousands)
------------------------------------------------------------------------------
Years ended March 31                               1997      1996      1995
------------------------------------------------------------------------------
Benefits earned during the year                  $ 4,162   $ 4,035   $ 3,532
Interest accrued on benefits earned
 in prior years                                    7,317     6,720     5,978
Actual return on assets                          (12,263)    2,941   (21,470)
Net amortization and deferral                     (1,793)  (16,982)    9,209
------------------------------------------------------------------------------
   Net pension (credit)                          $(2,577)  $(3,286)  $(2,751)
------------------------------------------------------------------------------
Actuarial assumptions:
 Discount rate (to calculate present
  value of future benefits)                         7.5%      7.5%      7.5%
 Average salary-growth rate                         5.5%      5.5%      5.5%
 Return on plan assets                              9.0%      9.0%      9.0%
------------------------------------------------------------------------------

     Funded status of the plans at March 31, 1997 and 1996:

                                                                (In thousands)
------------------------------------------------------------------------------
                                                 Assets exceed    Accumulated
                                                   accumulated       benefits
March 31, 1997                                        benefits  exceed assets
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                             $(70,136)       $(42)
  Nonvested                                            (4,808)         --
                                                     --------------------
Accumulated benefit obligation                        (74,944)        (42)
Effect of projected salary increases                  (30,351)         --
                                                     --------------------
Projected benefit obligation                         (105,295)        (42)
Less: Plan assets at fair value                       160,290          36
                                                     --------------------
Plan assets in excess of/(less than)
 projected benefit obligation                          54,995          (6)
 Adjusted for items not yet recognized
  in earnings:
  Unrecognized net benefit (asset)/obligation
   remaining from initial adoption
   of FASB Statement No. 87                              (440)         --
  Effect of benefit changes on
   prior years' service cost                            1,256          --
  Remaining unrecognized net (gain)/loss              (12,232)         13
Adjustment to recognize minimum liability                  --         (13)
------------------------------------------------------------------------------
    Prepaid/(accrued) pension expense
     included in the balance sheets                  $ 43,579        $ (6)
------------------------------------------------------------------------------

                                                                (In thousands)
------------------------------------------------------------------------------
                                                 Assets exceed     Accumulated
                                                   accumulated        benefits
March 31, 1996                                        benefits   exceed assets
------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                             $(64,865)       $(42)
  Nonvested                                            (4,532)         --
                                                     -------------------------
Accumulated benefit obligation                        (69,397)        (42)
Effect of projected salary increases                  (28,295)         --
                                                     -------------------------
Projected benefit obligation                          (97,692)        (42)
Less: Plan assets at fair value                       150,253          38
                                                     -------------------------
Plan assets in excess of/(less than)
 projected benefit obligation                          52,561          (4)
 Adjusted for items not yet recognized
  in earnings:
  Unrecognized net benefit (asset)/obligation
   remaining from initial adoption
   of FASB Statement No. 87                              (513)         --
  Effect of benefit changes on
   prior years' service cost                            1,229          --
  Remaining unrecognized net (gain)/loss              (13,571)          5
Adjustment to recognize minimum liability                  --          (5)
------------------------------------------------------------------------------
    Prepaid/(accrued) pension expense
     included in the balance sheets                  $ 39,706        $ (4)
------------------------------------------------------------------------------

     As of March 31, 1997 and 1996, the plans held 1,870,000 and 2,137,000 shares, respectively, of Modine common stock.

     Defined-benefit plans of foreign subsidiaries: The company's
     ---------------------------------------------
recently acquired foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based
on years of service and final average compensation levels.   Funding
is limited to statutory requirements.

                                                        (In thousands)
------------------------------------------------------------------------
Years ended March 31                               1997          1996
------------------------------------------------------------------------
Expense recognized                               $   913       $ 1,148
Accumulated benefit obligation                    10,155        11,342
Projected benefit obligation                      11,431        12,738
Fair value of plan assets                            601           459
------------------------------------------------------------------------
Actuarial assumptions:
 Discount rate (to calculate present
  value of future benefits)                   7.5%-12.5%    7.5%-12.5%
 Average salary-growth rate                    3.0%-8.5%     3.0%-8.5%
------------------------------------------------------------------------

     Domestic qualified defined-contribution plans:  The company has
     ---------------------------------------------
several 401(k) and savings plans that cover most of its domestic employees. These plans provide company matching under various formulas. The cost of the company's contributions to the plans (including stock purchase plans detailed in note 17) for fiscal 1997, 1996, and 1995 were $6,424,000, $6,454,000, and $5,871,000, respectively.

4.   Postretirement benefits other than pensions
     -------------------------------------------

     The company and certain of its domestic subsidiaries, including its Signet acquisition, provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire.

     Postretirement benefit expense:

                                                                (In thousands)
------------------------------------------------------------------------------
Years ended March 31                                 1997      1996      1995
------------------------------------------------------------------------------
Service cost                                       $  322    $  293    $  214
Interest cost                                       1,653     1,525     1,202
Net amortization                                     (522)     (582)     (657)
------------------------------------------------------------------------------
  Net periodic postretirement
   benefit cost                                    $1,453    $1,236    $  759
------------------------------------------------------------------------------

     Postretirement benefit liability:

                                                                (In thousands)
------------------------------------------------------------------------------
March 31       1997 1996
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                                 $17,147     $17,199
 Fully eligible active plan participants                    1,761       2,287
 Other active plan participants                             4,212       3,547
                                                         ---------------------
Total accumulated postretirement benefit
 obligation                                                23,120      23,033
Net gains/(losses)                                            510         845
Unamortized net reduction in obligation                     3,509       3,981
------------------------------------------------------------------------------
  Accrued postretirement benefit obligation               $27,139     $27,859
------------------------------------------------------------------------------

     These plans are unfunded. The company periodically amends the plans changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on the company's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of the company's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost. The Signet acquisition added to the fiscal-1996 obligation while the Dowagiac divestiture reduced it.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at both March 31, 1997 and 1996. The projected healthcare costs trend rates used were 9 percent for fiscal 1997, 10-11 percent for fiscal 1996, and 11 percent for fiscal 1995, trending down gradually to 5 percent over several years. The effects of these assumption changes on accrued postretirement benefit cost and related expense are being amortized.

     The healthcare-cost trend-rate assumption can have a significant effect on the amounts reported. Increasing the assumed healthcare-cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation by $1,429,000 as of March 31, 1997, and the net periodic postretirement benefit cost for fiscal 1997 by $102,000.

5.   Leases
     ------

     The company leases various facilities and equipment. Rental expense under operating leases totaled $11,876,000 in fiscal 1997, $12,211,000 in fiscal 1996, and $10,750,000 in fiscal 1995.

     Future minimum rental commitments at March 31, 1997, under noncancelable leases were:

                                                        (In thousands)
----------------------------------------------------------------------
Years ended March 31
----------------------------------------------------------------------
1998                   $6,609               2001               $2,704
1999                    5,201               2002                  662
2000                    3,740               2003 and beyond     2,086
----------------------------------------------------------------------
      Total future minimum rental commitments                 $21,002
----------------------------------------------------------------------

6.   Income taxes
     ------------

     Income-tax expense attributable to income from operations
consists of:
                                                        (In thousands)
---------------------------------------------------------------------------
Years ended March 31                             1997      1996      1995
---------------------------------------------------------------------------
Federal:
 Current                                       $25,171   $29,497   $32,745
 Deferred                                          265      (930)     (471)
State:
 Current                                         3,769     5,646     6,203
 Deferred                                          134       (49)     (277)
Foreign:
 Current                                         6,692     4,613     1,678
 Deferred                                       (2,011)   (1,027)      507
---------------------------------------------------------------------------
      Totals charged to earnings               $34,020   $37,750   $40,385
---------------------------------------------------------------------------

     Income-tax expense attributable to income from operations differed from the amounts computed by applying the statutory U.S. federal income-tax rate as a result of the following:
--------------------------------------------------------------------------
Years ended March 31                            1997      1996      1995
--------------------------------------------------------------------------
Statutory federal tax                           35.0%     35.0%     35.0%
State taxes, net of federal benefit              2.6       3.6       3.4
Taxes on non-U.S. earnings and losses           (2.2)      0.7      (0.6)
Other                                           (0.6)     (1.2)     (0.7)
--------------------------------------------------------------------------
      Effective tax rate                        34.8%     38.1%     37.1%
--------------------------------------------------------------------------

     The significant components of deferred income-tax expense attributable to income from operations are as follows:
                                                        (In thousands)
--------------------------------------------------------------------------
Years ended March 31     1997 1996 1995
--------------------------------------------------------------------------
Pensions                                       $ 1,473   $ 1,790   $1,591
Depreciation                                       627      (260)    (754)
Inventories                                        161      (812)    (465)
Employee benefits                                 (994)     (727)    (976)
Other                                           (2,879)   (1,997)     363
--------------------------------------------------------------------------
      Totals charged to earnings               $(1,612)  $(2,006)  $ (241)
--------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
                                                        (In thousands)
--------------------------------------------------------------------------
March 31                                                  1997     1996
--------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                                    $ 1,174   $ 1,458
 Inventories                                              3,815     3,998
 Plant and equipment                                        552       712
 Employee benefits                                       18,677    17,730
 Net operating-loss and tax-credit
  carry-forwards                                          5,734     4,177
 Other                                                    7,590     5,539
                                                       ------------------
   Total gross deferred assets                           37,542    33,614
   Less valuation allowance                               4,127     3,900
                                                       ------------------
   Net deferred tax assets                               33,415    29,714
                                                       ------------------
Deferred tax liabilities:
 Pension                                                 17,299    15,735
 Plant and equipment                                      8,722     8,279
 Other                                                    1,098       927
                                                       ------------------
   Total gross deferred tax liabilities                  27,119    24,941
--------------------------------------------------------------------------
   Net deferred tax asset                               $ 6,296   $ 4,773
--------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1996, was $3,900,000. The allowance increased by $227,000 during the year and relates primarily to certain, foreign, net-operating-loss carry-forward activities.

     The undistributed earnings of certain foreign subsidiaries and joint-venture companies totaled $46,199,000 as of March 31, 1997. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

7.   Cash and cash equivalents
     -------------------------

     Under the company's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $10,732,000, $10,046,000, and $9,657,000 at
March 31, 1997, 1996, and 1995, respectively.

     All the short-term investments at March 31, 1997, 1996, and 1995, were of a duration of less than three months and were treated as cash equivalents, which approximate fair value.

8.   Inventories
     -----------

     Inventories include:

                                                        (In thousands)
--------------------------------------------------------------------------
March 31                                             1997         1996
--------------------------------------------------------------------------
Raw materials                                      $ 41,592     $ 38,307
Work in process                                      37,317       47,794
Finished goods                                       63,206       63,899
--------------------------------------------------------------------------
   Total inventories                               $142,115     $150,000
--------------------------------------------------------------------------

9.   Property, plant, and equipment
     ------------------------------

     Property, plant, and equipment is composed of
                                                        (In thousands)
--------------------------------------------------------------------------
March 31  Depreciable lives   1997 1996
--------------------------------------------------------------------------
Land                                             --   $  7,306  $  5,217
Buildings and improvements              10-40 years    112,353   104,901
Machinery and equipment                  3-12 years    251,655   234,614
Office equipment                         5-14 years     37,360    34,375
Transportation equipment                  3-7 years     17,007    16,194
Construction in progress                         --     33,233    38,580
                                                      ------------------
                                                       458,914   433,881
Less accumulated depreciation                          248,799   232,540
--------------------------------------------------------------------------
   Net property, plant, and equipment                 $210,115  $201,341
--------------------------------------------------------------------------

     Depreciation expense was $35,288,000, $34,962,000, and $31,410,000 for the fiscal years ended 1997, 1996, and 1995, respectively.

10.  Acquisitions and divestiture
     ----------------------------

     Acquisitions: On October 31, 1996, the company, through its wholly
     ------------
owned subsidiary, Modine GmbH, purchased 41.33 percent of Constructions Mecaniques Mota, S.A. (CMM), based near Marseilles in Provence, France. CMM produces tube-bundle oil coolers for truck, industrial, and marine engines. Major European vehicle manufacturers are among its customers.
The purchase price of $4,236,000 was paid for by using an existing unsecured revolving credit arrangement. Goodwill recorded as part of the investment was $2,476,000 and is being amortized on a straight-line basis over 15 years. The investment is being accounted for under the equity method. This investment did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

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

     As of July 31, 1995, the company acquired the business, assets, and certain liabilities of the Signet Systems Division from The Equion Corporation. The acquisition included the main plant in Harrodsburg, Kentucky, an operation in Goch, Germany, and a sales and engineering office in Detroit, Michigan. Signet is a full-service supplier of climate-control systems and components to the automotive, truck, and off-highway vehicle markets in North America and Europe.

     The combined adjusted purchase price of all the fiscal-1996 acquisitions totaled $64,210,000 and was paid for with cash provided by operations, with new and existing unsecured revolving credit arrangements, and promissory notes to Equion Corporation totaling $5,000,000. Combined goodwill and other intangibles created by the acquisitions were $41,187,000 and $14,000 respectively. Goodwill is being amortized on a straight-line basis over 15 years.

     The results of operations are included in the consolidated financial statements since the respective effective dates of acquisition. The majority-owned foreign operations are reported using a one-month delay, which is consistent with the company's policy for reporting operations outside the United States and Canada. All of the acquisitions made in fiscal 1996 have been accounted for using the purchase method. The company had used the equity method to account for its interest in Radinam S.A. prior to majority ownership. The company continues to use the plants, machinery and equipment, and other assets acquired in these acquisitions for the manufacture of heat-transfer products.

     Details of businesses acquired in purchase transactions were as follows:

                                                        (In thousands)
------------------------------------------------------------------------
Year ended March 31                                            1996
------------------------------------------------------------------------
Value of assets acquired, including
 intangibles, excluding cash acquired
 of $2,412                                                    $89,096
Liabilities assumed and created                               (29,036)
Equity investment in affiliates                                (3,262)
------------------------------------------------------------------------
   Net cash paid for acquisitions                             $56,798
------------------------------------------------------------------------

     Divestiture: In October 1995, the company completed the sale of
     -----------
its copper-extrusion business in Dowagiac, Michigan, to National Tube Holding Company, Inc., of Birmingham, Alabama. Modine recognized a pretax gain of $5,009,000, including $1,430,000 from the curtailment and settlement of certain pension and benefit obligations, negotiated subsequent to the sale.

     On a pro-forma basis, the unaudited consolidated results of operations would have been as follows had the acquisitions and disposal made in fiscal 1996, occurred on April 1, 1994:

                        (Dollars in thousands, except per-share amounts)
----------------------------------------------------------------------------
Years ended March 31 (unaudited)                     1996          1995
----------------------------------------------------------------------------
Net sales                                        $1,001,007     $976,653
Net earnings                                         59,807       65,588
Net earnings per share:
 Primary                                              $1.97        $2.15
 Fully diluted                                         1.97         2.14
----------------------------------------------------------------------------

The pro-forma financial information presented above is for informational purposes only and does not necessarily reflect the results of operations that would have occurred had the divestiture and acquisitions, completed in fiscal 1996, taken place on the date assumed above, nor are those results necessarily indicative of the results of future combined operations.

11.  Intangible assets
     -----------------

     Intangibles include:

                                                        (In thousands)
--------------------------------------------------------------------------
March 31                                             1997      1996
--------------------------------------------------------------------------
Goodwill                                           $66,644   $69,973
Patents and product technology                       8,389     8,389
Other intangibles                                      800       783
                                                  ------------------
                                                    75,833    79,145
Less accumulated amortization                       12,885     8,689
---------------------------------------------------------------------------
   Net intangible assets                           $62,948   $70,456
---------------------------------------------------------------------------

     Amortization expense for intangible assets was $5,022,000, $3,574,000, and $2,044,000 for the fiscal years ended 1997, 1996, and 1995, respectively.

12.  Deferred charges and other noncurrent assets
     --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                        (In thousands)
--------------------------------------------------------------------------
March 31                                                  1997      1996
--------------------------------------------------------------------------
Prepaid pension costs -- qualified and
 nonqualified plans                                     $44,539   $40,319
Other noncurrent assets                                   1,714     1,818
--------------------------------------------------------------------------
   Total deferred charges and other
    noncurrent assets                                   $46,253   $42,137
--------------------------------------------------------------------------

13.  Indebtedness
     ------------

     Long-term debt at March 31, 1997 and 1996, includes:

                                                   (Dollars in thousands)
--------------------------------------------------------------------------
                                            Fiscal
                        Interest rate at    year of
Type of issue            March 31, 1997    maturity      1997       1996
--------------------------------------------------------------------------
Denominated in
 U.S. dollars:
 Fixed rate --
  Notes and other debt     9.25%-9.70%          1998    $ 9,600   $ 19,000
   Weighted average
    interest rate
    March 31, 1997               9.33%
  Revenue bonds                  7.50%          2003      1,800      2,150
 Variable rate --
  Notes                     6.36-8.50%     1998-1999      4,000      6,000
   Weighted average
    interest rate
    March 31, 1997               7.70%
  Revenue bonds            3.30%-3.60%     2008-2016      5,940      5,940
   Weighted average
    interest rate
    March 31, 1997               3.45%
Denominated in
 foreign currency:
 Fixed rate -- notes
  and other debt          3.50%-11.00%     2004-2006      2,051        362
   Weighted average
    interest rate
    March 31, 1997               3.93%
 Variable rate _ notes
  and other debt           1.04%-6.72%     1999-2001     75,865     66,900
   Weighted average
    interest rate
    March 31, 1997               3.52%
                                                       -------------------
                                                         99,256    100,352
Capital lease obligation                                      2          9
                                                       -------------------
                                                         99,258    100,361
Less current portion                                     14,061     12,552
--------------------------------------------------------------------------
     Total                                              $85,197   $ 87,809
--------------------------------------------------------------------------

     Certain of the company's loan agreements limit the use of retained earnings for the payment of cash dividends and the acquisition of treasury stock. Under the most restrictive, $145,950,000 was available for these purposes at March 31, 1997. (However, these restricted payments may not exceed $30,000,000 in any fiscal year.) Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing.

     At March 31, 1997, the carrying value of the company's long-term debt approximates fair value. The estimated fair value of total long-term debt including current portion was $101,165,000 at March 31, 1996.

     Long-term debt matures as follows:

                                                (In thousands)
---------------------------------------------------------------------
Years ended March 31
---------------------------------------------------------------------
1998            $14,061            2001                 $15,617
1999             42,617            2002                   2,601
2000              2,655            2003 and beyond       21,707
---------------------------------------------------------------------

     The company maintains credit agreements with banks in the United States and abroad. The foreign unused lines of credit at March 31, 1997, were approximately $6,498,000, while the parent company had approximately $13,681,000 available under a domestic multi-currency revolving credit agreement. A maximum of $6,500,000 in short-term bank borrowings were outstanding during the year ended March 31, 1997. The weighted average interest rate on short-term borrowings was 3.55 percent at March 31, 1997, and 3.97 percent at March 31, 1996.

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

     As of March 31, 1997 and 1996, the parent company had approximately $3,498,000 and $3,604,000, respectively, in outstanding forward foreign-exchange contracts denominated in French francs. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell nonfunctional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also note 13.

15.  Other noncurrent liabilities
     ----------------------------

     Other noncurrent liabilities include:

                                                (In thousands)
-----------------------------------------------------------------------
March 31                                            1997       1996
-----------------------------------------------------------------------
Postretirement benefits other than pensions       $25,718     $26,263
Pensions                                           12,558      12,912
Other                                               2,464       2,181
-----------------------------------------------------------------------
     Total other noncurrent liabilities           $40,740     $41,356
-----------------------------------------------------------------------

16.  Shareholder rights plan
     -----------------------

     The company has a shareholder rights plan to protect against coercive takeover tactics. Under the plan, each share of the company's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock. During fiscal 1997, the company amended the plan increasing the price from $21.25 to $95.00 per unit. The rights are not currently exercisable but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of the company's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by the company, at a price of $0.0125 per right, at any time before 20 percent or more of the company's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

17.  Stock option, award, and purchase plans
     ---------------------------------------

     Stock option and award plans: In July of 1978, 1985, and 1994,
     ----------------------------
shareholders approved plans providing for the granting of options to officers, other key employees, and, in 1985 and 1994, to non-employee directors to purchase common stock of the company. Options granted under the plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1978, 1985, and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 52,000, 50,000, and 31,000 shares in fiscal 1997, 1996, and 1995, respectively. Shares are awarded at o cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the seven-year restriction period. The amounts charged to operations in fiscal 1997, 1996, and 1995 were $1,194,000, $1,105,000, and $1,028,000, respectively.

     Following is a summary of option activity under the plans.

--------------------------------------------------------------------------
                                       Shares             Weighted-Average
                                (in thousands)    Exercise Price per Share
--------------------------------------------------------------------------
Outstanding March 31, 1994            1,781                       $13.70
 Granted:
  Incentive and nonqualified            268                        28.42
 Exercised                             (266)                        8.72
 Expired                                (17)                        3.83
--------------------------------------------------------------------------
Outstanding March 31, 1995            1,766                        16.74
--------------------------------------------------------------------------
 Granted:
  Incentive and nonqualified            313                        24.28
 Exercised                             (143)                        9.93
--------------------------------------------------------------------------
Outstanding March 31, 1996            1,936                        18.46
--------------------------------------------------------------------------
 Granted:
  Incentive and nonqualified            312                        25.33
 Exercised                             (163)                        8.35
--------------------------------------------------------------------------
Outstanding March 31, 1997            2,085                       $20.27
--------------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 1997:

----------------------------------------------------------------------------
                                Weighted-  Weighted-average
                                  average    exercise price         Shares
Range of exercise prices   remaining life         per share  (in thousands)
----------------------------------------------------------------------------
$7.875 - 14.99                       3.50            $10.37           630
15.00 - 24.99                        7.00             20.15           627
25.00 - 34.99                        8.25             27.91           828
----------------------------------------------------------------------------
Total outstanding and exercisable                    $20.27         2,085
----------------------------------------------------------------------------

     A further 2,519,000 shares were available for the granting of additional options or awards at March 31, 1997.

     The company has elected to continue to measure compensation cost using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized related to its stock option plans. If the fair-value based method of accounting for the 1997 and 1996 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net earnings and net earnings per share would have been reduced as summarized below:

                        (Dollars in thousands, except per-share amounts)
--------------------------------------------------------------------------
Years ended March 31                          1997              1996
--------------------------------------------------------------------------
Net earnings as reported                     $63,763           $61,399
Net earnings pro forma                        61,375            59,205
Net earnings per share as reported             $2.10             $2.02
Net earnings per share pro forma                2.02              1.95
--------------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 1997 and 1996 using the Black-Scholes option-pricing model: a risk-free interest rate of 6.26 percent and
5.41 percent, respectively; stock volatility 30.0 percent and 31.0 percent, respectively; dividend yield of 2.2 percent and 2.4 percent respectively; and, for both years, expected option lives of five years.

     Stock purchase plans: The company also has adopted several
     --------------------
defined-contribution stock purchase plans. The plans permit employees to make monthly investments at current market prices based on a specified percentage of compensation. The company matches a portion of the employees' contribution.

     Activity in the plans for fiscal 1997, 1996, and 1995 resulted in the purchase of 670,000, 590,000, and 589,000 shares of company stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of the company's contributions to the plans for fiscal 1997, 1996, and 1995 were $5,930,000, $6,110,000, and $5,871,000, respectively.

18.  Segment and geographic area information
     ---------------------------------------

     The company operates predominantly in a single industry, the production and sale of heat-transfer equipment. Information about the company by geographic operating area is presented below:

                                                        (In thousands)
-------------------------------------------------------------------------
Years ended March 31                        1997       1996       1995
-------------------------------------------------------------------------
Sales to unaffiliated customers from
 company facilities located in:
 United States                            $682,533   $684,289   $667,433
 Europe                                    291,945    285,800    227,704
 Canada and Latin America                   24,568     20,404     17,873
-------------------------------------------------------------------------
  Net sales                               $999,046   $990,493   $913,010
-------------------------------------------------------------------------
Sales between geographic areas:
 United States                            $  8,359   $  4,615   $  2,401
 Europe                                        367        125         87
 Canada and Latin America                    6,208      4,021      2,520
-------------------------------------------------------------------------
  Total inter-area sales                  $ 14,934   $  8,761   $  5,008
-------------------------------------------------------------------------
Operating profit or loss:
 United States                            $ 90,251   $ 97,113   $115,713
 Europe                                     15,998      8,861      7,861
 Canada and Latin America                    2,775        917      1,840
 Corporate, eliminations, and other        (11,241)    (7,742)   (16,587)
-------------------------------------------------------------------------
  Earnings before income taxes            $ 97,783   $ 99,149   $108,827
-------------------------------------------------------------------------
Identifiable assets:
 United States                            $479,821   $476,390   $411,811
 Europe                                    177,990    169,211    135,239
 Canada and Latin America                   22,294     24,932     16,067
 Corporate, eliminations, and other         14,850      1,303     27,070
------------------------------------------------------------------------
  Total assets                            $694,955   $671,836   $590,187
------------------------------------------------------------------------

     Included in the United States sales to unaffiliated customers are export sales of $117,906,000, $127,335,000, and $126,409,000, in fiscal 1997, 1996, and 1995, respectively, the majority to customers in Europe. During the last three fiscal years, no single customer has accounted for more than 10 percent of revenues.

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

     In November 1991, the company filed a lawsuit against Mitsubishi
Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of the company's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, the company submitted a complaint to the U.S. International Trade Commission (ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and systems or vehicles that contain them, which are the subject of the aforementioned lawsuit. In
July 1993, the ITC reversed an earlier ruling by a hearing officer and upheld, as valid and enforceable, the company's basic patent on parallel-flow air-conditioning condensers. The ITC also ruled that specific condensers from the two Japanese companies did not infringe the company's patent. Each of the parties appealed, to the U.S. Court of Appeals for the Federal Circuit, the portion of the ITC opinion adverse to them. In February 1996, the U.S. Court of Appeals for the Federal Circuit upheld the patent as valid and enforceable and remanded the case to the ITC for a determination with respect to Showa infringement. In July of 1994, Showa filed a lawsuit against the company alleging infringement by the company of certain Showa patents pertaining to condensers. (In June, 1995, the company filed a motion for partial summary judgment against such lawsuit.) In December of 1994, the company filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. Both 1994 suits have been stayed pending the outcome of re-examination in the U.S. Patent Office of the patents involved. All legal and court costs associated with these cases have been expensed as they were incurred.

20.  Quarterly financial data (unaudited)
     ------------------------------------

     Quarterly financial data are summarized below:

                                (In thousands, except per-share amounts)
--------------------------------------------------------------------------
Fiscal 1997 quarters ended        June      Sept.       Dec.      March
--------------------------------------------------------------------------
Net sales                     $248,514   $254,224   $252,972   $243,336
Gross profit                    67,351     69,115     71,104     69,850
Net earnings                    16,390     15,654     15,402     16,317
Net earnings per share
 of common stock                 $0.54      $0.51      $0.51      $0.54
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Fiscal 1996 quarters ended        June      Sept.       Dec.      March
--------------------------------------------------------------------------
Net sales                     $239,216   $254,292   $252,817   $244,168
Gross profit                    60,882     67,937     63,815     62,739
Net earnings                    15,983     16,736     14,855     13,825
Net earnings per share
 of common stock                 $0.52      $0.55      $0.49      $0.46
--------------------------------------------------------------------------

Independent auditors' report




To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

We have audited the accompanying consolidated balance sheets of Modine Manufacturing Company and Subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' investment, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modine Manufacturing Company and Subsidiaries as of March 31, 1997, and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND LLP

Coopers & Lybrand L.L.P.
Chicago, Illinois
May 1, 1997