Form 10-K405, Exhibit 13
period 1998-03-31
MODINE MANUFACTURING CO
filed 1998-06-24
CIK 67347

EXHIBIT 13

Management's discussion and analysis of operations
--------------------------------------------------

    Modine Manufacturing Company set records for both sales and earnings in the fiscal year ended March 31, 1998.

    The company achieved a 13.7-percent increase in earnings on a 4.1-percent growth in sales and passed the billion-dollar sales milestone for the first time in the company's 82-year history. Modine has been growing at an accelerated rate recently, adding a half-billion of sales in just six years.

    Excluding the impact of the change in exchange rates, worldwide consolidated sales would have been up by 8.7 percent, more than double the reported sales increase. About one-third of Modine's annual sales are in other than U.S. currency, therefore the stronger dollar had a negative translation effect of approximately $45.5 million on fiscal-1998 consolidated sales, compared with the prior year.

    U.S. export sales of $131.5 million were up 11.5 percent compared with the year before. Reported sales from nondomestic operations rose
1.5 percent, despite being expressed in the stronger U.S. dollar. In total, 43.5 percent of Modine's annual sales were outside the United States, unchanged from the prior year.

    The company's 1997-98 revenues from its top ten customers were
42.4 percent of total sales, compared with 40.7 percent in the prior year. Modine's largest customer represented less than seven percent of total revenues in both fiscal 1998 and 1997, reflecting the company's sustained efforts to assemble a portfolio of diversified customers and markets. Diversification helps to protect Modine from the cycles of any one economy, industry, or company.

    In January 1998, Modine acquired the business and assets of a small but respected company that manufactures infrared heaters for commercial, industrial, and residential buildings. The integration of this acquisition with Modine's business is expected to significantly increase the acquired operation's $2 million in annualized sales in future years.

Fiscal-year sales by market
---------------------------

    OEM passenger-car and light-truck market: In fiscal 1998, 23.6 percent of Modine's sales were to worldwide original-equipment manufacturers (OEMs) in the passenger-car and light-truck market. Nearly two-thirds of these sales were to customers outside the United States.

    Unit volumes in the OEM passenger-car and light-truck market were up year-over-year. However, reported fiscal-year sales were down 6.8 percent, due to currency-translation effects. Several new programs, both in Europe and North America, should significantly boost revenues from this market over the next few years.

    As in other markets, Modine is shifting from being a component supplier to being a module or system supplier. This requires the company to assume more design responsibility as well. To better serve its customer base, Modine has institutionalized the concept of continuous improvement within its manufacturing operations and established certified-quality systems. The result has been improved productivity and throughput in Modine's plants.

    Demand for improved products and systems continues to be strong in the passenger-car and light-truck market. Need to reduce the weight of products has driven customers to prefer aluminum over steel, copper, and brass. Regulations for emissions and engine efficiency have stimulated the need for fuel coolers, improved engine-oil coolers, higher-performing transmission-cooler designs, and a variety of alternative coolers; and Modine has a broad offering of all of these products.

    In April 1998, Modine began construction of a plant in Pontevico, Italy, to produce heat-exchange components and modules for the automotive market.

    Modine's customer base continues to become more global in nature. As customers increasingly expect suppliers to support their global initiatives through local manufacturing operations, Modine is carefully and strategically assessing the need to expand geographical production into such areas as Latin America and the Pacific Rim.

    OEM medium- and heavy-truck market: The largest growth in Modine's 1997-98 sales was to OEMs of medium and heavy trucks. Revenues increased 19.5 percent over the prior year and represented 17.7 percent of Modine's consolidated sales in fiscal 1998. Strong growth resulted from favorable industry dynamics in North America and Europe.

    A changing industry dynamic that has potential for larger rewards, with potential for larger risks, is the shift of responsibility from the OEMs to suppliers for the design, delivery, warranty, and management of complete systems.

    Customer orders remain strong in North America, where the OEMs are continuing to step up their line rates. The North American market also is at the beginning of a shift to aluminum radiators from copper/brass products in medium and heavy trucks. Currently, there is little aluminum-radiator production for North American large trucks. But this could change dramatically within the next three to five years as additional testing is concluded.

    In contrast, virtually all large trucks in Europe are equipped with aluminum radiators. Modine's new aluminum-product plant in Kirchentellinsfurt, Germany, will bring greater efficiencies in production and product flow, making the company more competitive in that continent's truck market. The plant also gives Modine additional capacity for larger market penetration in the future.

    OEM off-highway market: In fiscal 1998, Modine's business with off-highway-equipment manufacturers constituted the market with the second-highest growth over the prior year and provided 14.2 percent of the year's revenues. The 16.6-percent annual sales increase reflected agricultural- and construction-equipment market volumes that are at the highest level in the last decade. Much of the growth and product-line expansion in the construction-equipment market has been in small and light-size equipment.

    The off-highway industry is becoming a more globalized business as OEMs expand their presence off-shore. However, North America remains a strong center due to worldwide competitiveness.

    Emissions regulations are driving some of the growth here for Modine, much as they did earlier for trucks. Tighter regulations started in the U.S.A. in 1996 and become more stringent over a five-year period. A similar situation will begin in Europe in 1999. This favors Modine's higher-technology product line as it drives the need for more charge-air coolers and more-efficient heat exchangers.

    As in other OEM businesses, there is a trend toward partnerships with customers. As a result, Modine will assume more responsibility for system design. Modine's competitive advantages include a full line of product offerings plus the engineering and technical expertise to design and build complete systems.

    During fiscal 1998, Modine converted the Camdenton, Missouri, plant to an aluminum-products factory that primarily serves the off-highway market. Continued growth compels Modine to address additional capacity issues in the new fiscal year. In Europe, Modine will begin construction of a new plant in Tubingen, Germany, that will give the company some lower-cost, more-efficient production of copper-brass radiators.

    OEM industrial market: Sales to engine-manufacturing customers provided the biggest impetus to an overall 6.6-percent revenue growth in Modine's OEM industrial market, which made up 12.8 percent of fiscal 1998 sales. A portion of the engine production goes to the truck industry, which, as mentioned above, has been operating at high levels.

    U.S. exports to engine manufacturers and to other industrial-market customers also contributed to the sales increase, the third-largest for Modine last year. The market includes a diverse array of customers and industries whose products include refrigeration equipment, compressors, generator sets, lift trucks, and other applications.

    Vehicle aftermarket: Modine's revenues from its worldwide aftermarket business rose slightly, compared with the year before. Aftermarket sales formed 22.2 percent of the company's total last year.

    Effects of the El Nino weather pattern were reported in the industry, particularly in North America. It is generally believed that the mild summer and winter resulted in lower demand for aftermarket products such as radiators, which are affected by temperature extremes. In addition, continued heavy competition from Asian producers, where capacity normally going to original-equipment markets has been redirected to the aftermarket, has kept pressure on pricing. On the positive side, the Mexican aftermarket has shown growth and the new fiscal year will also see expansion in Central America.

    There will be a steady growth emphasis in the United States on new market channels in order to increase the company's market share. Growth in Europe will be boosted by the construction of a new plant in Mill, The Netherlands, that will make aluminum heat exchangers for the passenger-car aftermarket. Also, in fiscal 1998, Modine added new sales and service centers in Switzerland and Italy to serve the replacement-parts markets there.

    Building-HVAC market: Modine's building-HVAC (heating, ventilating, air-conditioning) sales in fiscal 1998 were flat, compared with the previous year. As in the aftermarket, relatively mild U.S. temperatures in recent years, during both the summers and winters, held down the volume of business.

    Modine began taking steps last year -- via product-line expansion and more proactive, customer-focused programs -- to more rapidly grow this business, which was 7.5 percent of total sales. An "Indoor Air Solutions" theme and a changed market identity make up the center of an aggressive marketing-communications and ad campaign. "Indoor Air Solutions" refers to systems that can move, filter, heat, cool, and control the humidity of air in a building.

    Customer training received renewed focus as Modine brought sales representatives together for a number of training courses. The newly developed Breeze brand of computerized selling and training tools were developed to augment Modine's marketing efforts. Several products from previously acquired businesses were consolidated under the Modine brandname during fiscal 1998.

    In the fourth fiscal quarter, Modine acquired Sun Technology Corporation, which manufactures Ray-Tec infrared heaters for commercial, industrial, and residential buildings. This capacity to manufacture its own infrared heaters is expected to favorably impact Modine's future sales and earnings. The company is evaluating additional growth potential in the building-HVAC market through both acquisitions and associations with other global companies.

Sales by product line in fiscal 1998
------------------------------------

    With increased customer demand for more modular assemblies and complete heat-transfer systems, Modine's products are increasingly designed together as a package. Additional business of this type will result in the establishment of more plants to meet customers' needs and in the company selling more content, from several product lines, per application.

    Radiators: At 39.7 percent of total revenues, radiators and radiator cores remain the largest product-line category for Modine. A little over half of these products are sold through Modine's aftermarket operations in North America and Europe. Slightly more than one-quarter of the total product category is manufactured and sold by the company's overseas plants.

    While aluminum radiators make up a significant portion of European production, they constitute only a small but growing portion in North America, mainly in the aftermarket.

    A trend of this product line in the aftermarket is the continuing shift of customer preference for complete replacement radiators at the expense of radiator cores, which favors Modine's strength in the aftermarket.

    On the OEM side, the newly-introduced Square-Wave serpentine-fin radiator should prove popular with the makers of off-highway equipment. The product is designed to have less clogging and, therefore, less downtime on these big machines.

    Charge-air coolers: Charge-air coolers recorded the greatest annual sales growth of all product lines, rising 18.0 percent in fiscal 1998 and constituting 12.1 percent of total sales. Environmental factors have been driving the sales growth. U.S. emissions regulations on big trucks sparked demand in the early '90s, followed by similar regulations in Europe. In addition, Modine supplies charge-air coolers for the European diesel-car market. Growth of the total product line is expected to continue because of emissions regulations in off-highway markets.

    Oil coolers: Sales of oil coolers grew 11.2 percent over the prior year, representing the second-highest increase among Modine's product lines. Oil coolers now make up 17.4 percent of total sales. Sales growth from European operations fueled the majority of the annual increase. An expanded plant in Mezokovesd, Hungary, added capacity last year.

    Vehicular air-conditioning: Revenues from air-conditioning components and systems for vehicles were 20.1 percent of Modine's total in fiscal 1998. Reported sales were down 3.9 percent from the year before, partly due to the translation effects of a stronger U.S. dollar. There also were fewer sales of dealer-installed kits in North America, where air-conditioning is essentially standard equipment. The growth potential is in Europe, where only an estimated 30 percent of OEM cars will have these systems installed in 1998.

    Building-HVAC: The building-HVAC product-line's sales, constituting 7.5 percent of Modine's total, were essentially flat year-over-year. As discussed earlier, management has targeted this product line for increased growth in the future. A small acquisition in January 1998 added a line of infrared heaters. The new fiscal-year's sales should also be stimulated by Modine's recently introduced Hot Dawg heater for residential garages, a product that already has stirred interest in the industry.

    The use of Modine's patented PF (parallel flow) technology in the building-HVAC market should grow in the future. For example, Modine developed a unique, V-shaped evaporator using the PF design. As part of a national field-test program, a Florida company tested this product in residential air-conditioning systems and found that it operates at higher efficiency while providing significantly more dehumidification than competing technologies. This is the reverse of what typically happens, where dehumidification is usually sacrificed for higher efficiency.

Capital expenditures
--------------------

    Capital expenditures of $80.7 million in fiscal 1998 were 48.0-percent higher than the prior year. Significant expenditures included those for the Racine technical center, expansions of Modine's European facilities, building-improvement projects at domestic plant locations, process improvements, tooling for new products, and the addition of processing equipment at a number of facilities. Capital expenditures were financed primarily from cash generated internally as well as from some external borrowings.

    Outstanding commitments for capital expenditures at March 31, 1998, were approximately $48.1 million. Most of the commitments relate to the Racine technical center, plant expansions and conversions, process improvements, tooling for new products, and various new equipment. A year earlier, there were outstanding commitments of $27.0 million.

Research and development
------------------------

    Modine's investment in research and development of $16.8 million rose less than one percent in fiscal 1998 following 15.8- and 33.1-percent increases in each of the two prior years, respectively.

    A recent new product that has completed its first year of production is the latent-heat battery, a heat-storage device that currently is an option on a single "premium" car made in Europe. The product stores engine heat for release upon startup of the engine. It delivers immediate heating and defrosting, less engine wear, and a reduction in emissions.

    In another endeavor, Modine is a key player in a U.S. program to develop fuel-cell technology. The company is working with several other entities to develop practical fuel cells as possible alternatives to the internal combustion engine. Each fuel-cell system contains about a half-dozen heat exchangers, and Modine is well positioned to be a major supplier for this technology.

    To test new product designs at the extreme, Modine's R&D function, for most of this decade, has been working with Roger Penske's racing team for "Championship" cars. Modine supplies all of the heat exchangers for these racing cars to study them under the most grueling circumstances. Since Modine began this relationship, the products have performed flawlessly and the company has gained valuable data and experience that can be considered in more mundane applications.

    The company's R&D efforts cover process technology as well as new products. This results in many, more-efficient techniques and equipment that are proprietary to Modine. Also, at the end of fiscal 1998, Modine owned a total of 998 patents in various countries, an 8.4-percent increase over the year before.

Employment and quality achievement
----------------------------------

    Total worldwide employment at Modine was 8,375 on March 31, 1998, up 6.4 percent from the previous year. The number of corporate administrative staff remained the same as the previous year.

    In the march to improved quality systems, the employees at 14 Modine plants earned 20 quality awards from customers during the fiscal year. Six plants also received seven recertifications from their customers or regulatory agencies.

    Six plants were registered to ISO-9002 during the year by Lloyd's Register Quality Assurance. The International Organization for Standardization (ISO) develops common manufacturing, trade, and communications standards to facilitate the worldwide exchange of goods and services. Modine plants in Clinton, Knoxville, and Lawrenceburg, Tennessee; McHenry, Illinois; Richland County, South Carolina; and Trenton, Missouri, joined three other Modine plants registered to the standard. Modine's plant in Goch, Germany, became registered to ISO-9001, which includes control of product design.

    Seven sites upgraded their registrations to include the QS-9000 requirements developed by Chrysler, Ford, General Motors, and four truck manufacturers. They include the Automotive, Truck, and Heavy Duty and Industrial Divisions at corporate headquarters in Racine, Wisconsin, and plants in Berndorf, Austria; Harrodsburg, Kentucky; Joplin and Trenton, Missouri; Logansport, Indiana; and Richland County, South Carolina. QS-9000 is a quality-system requirement, based on ISO-9000, that includes other requirements specific to the domestic automotive and heavy-truck industries. The Berndorf, Austria, plant was also registered to VDA 6.1, the automotive quality standard in Germany.

    Modine plants and divisions continue to pursue registration to ISO-9000, QS-9000, and VDA. Meeting these requirements helps
Modine to position itself to obtain new business as well as to meet its customers' requirements at facilities worldwide.

Hedging and foreign-currency-exchange contracts
-----------------------------------------------

    On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 15 to the consolidated financial statements.

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

    About $0.7 million in capital expenditures related to environmental projects were made in 1997-98. Modine currently expects expenditures for environmentally related capital projects to be about $2.8 million in 1998-99.

    Environmental expenses charged to current operations, including remediation costs, totaled about $2.3 million in fiscal 1998. These expenses include operating and maintenance costs: for solid-waste treatment, storage, and disposal and for air- and water-pollution-control facilities; for costs incurred in conducting environmental-compliance activities; and for other matters.

    Modine accrues for environmental remediation activities relating to past operations -- including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund," and under the Resource Conservation and Recovery Act (RCRA) -- when it is probable that a liability has been incurred and reasonable estimates can be made.

    Modine from time to time receives notices from the Environmental Protection Agency and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and state law. These notices claim potential liability for remediation costs of disposal sites that are not company-owned and allegedly contain wastes attributable to Modine from past operations. Modine's share of remediation costs at these sites cannot be accurately predicted due to the large number of PRPs involved. For the 9 sites currently known, the company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low ("de minimus"), there may be insufficient documentation linking Modine to the site, and the other PRPs have the financial resources to meet their obligations.

    It is likely that Modine will, in the future, incur additional remediation charges, but such costs are unknown and not determinable at this time. There are no currently known, unrecorded liabilities that would have a material effect on the company's consolidated financial position or results of operations.

European currencies and the Euro
--------------------------------

    Modine does business in a number of countries throughout Europe. The company is preparing for the arrival of the Euro as a replacement for many national currencies and will be able to conduct business in the new currency beginning in January 1999.

Year 2000
---------

    In response to the Year 2000 issue, Modine initiated a project in early 1997 to identify, evaluate, and implement changes to its existing computerized business systems. The company is addressing the issue through a combination of modifications to existing programs and of conversions to Year 2000 compliant software. The total cost associated with the required modifications is not expected to be material to Modine's consolidated results of operations and financial position and is being expensed as incurred.

    In addition, the company is communicating with its customers, suppliers, and other service providers to determine whether they are actively involved in projects to ensure that their products and business systems will be Year 2000 compliant.

    If modifications and conversions by Modine and those with whom it conducts business are not made in a timely manner, the Year
2000 issue could have a material adverse effect on the company's business, financial condition, and results of operations.

Forward-looking statements
--------------------------

    Other than historical matters or comparative results, the matters discussed in this report, particularly the sales forecast and factors affecting earnings, include forward-looking statements that involve risks and uncertainties. These cautionary statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995 and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. Investors are cautioned that any forward-looking statements made by Modine are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements as a result of various factors, including: customers' integration of products currently being supplied by the company; the success of Modine or its competitors in obtaining the business of the customer base; the ability to pass on increased costs to customers; variation in currency-exchange rates in view of a large portion of the company's business being nondomestic; the impact of Year 2000 compliance by the company or those entities with which the company does business; labor relations at Modine, its customers, and its suppliers, which may affect the continuous supply of product; and the ability to improve acquisitions' operations.

    In making statements about Modine's fiscal-1999 operating results, management has assumed relatively stable economic conditions in the United States and worldwide, no unanticipated swings in the business cycles affecting customer industries, and a reasonable legislative and regulatory climate in those countries where Modine does business.

    Readers are cautioned not to place undue reliance on Modine's forward-looking statements, which speak only as of the date of this report's writing.


Management's discussion and analysis of results from operations
---------------------------------------------------------------
Sales
-----

    Sales for the year ended March 31, 1998, were $1.04 billion, up $41.4 million or 4.1 percent from the prior year. Increases were greatest in the medium- and heavy-truck markets, followed by the off-highway-equipment market, partially offset by a slight decline in the car and light-truck market due to currency-translation effects. With about one-third of Modine's annual sales being in other than U.S. currency, the stronger dollar again had a negative translation effect of approximately $45.5 million on fiscal-1998 consolidated sales, compared with the prior year.

     Fiscal-1997 sales were $999.0 million, up $8.6 million or
0.9 percent from the prior year. A full year of sales from a fiscal 1996 acquisition was partially offset by the mid-year sale of a copper-tubing plant in Dowagiac, Michigan, in that same year.
Sales reductions included an unfavorable exchange-rate effect of approximately $22 million and a reduction in demand for passenger-car and truck components.

    Sales for fiscal 1996 were $990.5 million, up $77.5 million or
8.5 percent. European operations added $54.0 million to sales, with just over half of that from exchange-rate gains. The acquisition of the former Signet Systems business as of July 31, 1995, also added $46.7 million. Declines occurred as a result of the sale of the copper-tubing plant in October 1995, and in passenger-car and residential-HVAC components.

Gross profit
------------

    Gross profit was 28.9 percent of sales for fiscal 1998, 1.1 percentage points higher than 1997, primarily due to efficiency improvements in Europe, the volume effect of the truck market, and reduced material costs.

    For fiscal 1997, gross profit was 27.8 percent of sales, 2.0 percentage points higher than the previous year, primarily due to decreased material costs and to cost improvements mainly in Europe.

    Gross profit in fiscal 1996 was 25.8 percent of sales, 2.7 percentage points lower than in fiscal 1995. The primary cause was increased material costs. Also affecting the percentage were higher sales by the European operations and an acquisition, both of which were earning lower than company-average gross margins.

Selling, general, and administrative (SG&A) expenses
----------------------------------------------------

    Primarily as a result of sales increases, SG&A expense for fiscal 1998 increased by $6.8 million, or 3.8 percent, from the prior year to $183.3 million. As a percent of sales, however, SG&A decreased from 17.7 percent to 17.6 percent.

    For fiscal 1997, SG&A expense totaled $176.6 million, up $15.5 million or 9.6 percent from the previous year. Major causes for the increase were the inclusion of an acquisition for a full year plus additional sales branches and distribution expenses in the aftermarket.

    In fiscal 1996, SG&A expense totaled $161.1 million, up $12.7 million or 8.5 percent from fiscal 1995. Included in the year was the eight-month effect of the Signet Systems acquisition.

Income from operations
----------------------

    In fiscal 1998, income from operations was $117.5 million, up $16.6 million or 16.5 percent. European operations, strong activity in the North American truck market, and lower material costs account for the majority of this increase.

    Fiscal-1997 income from operations was $100.9 million, up
$6.6 million or 7.0 percent. The improvement was primarily due to reduction in material prices and to cost improvements.

    Income from operations in fiscal 1996 was $94.3 million, down $17.8 million or 15.9 percent, primarily due to increases in material prices.

Interest expense
----------------

    Fiscal-1998 interest expense was $4.0 million, down $1.0 million or 19.3 percent from the prior year. Lower interest rates caused this reduction.

    Fiscal-1997 interest expense was $5.0 million, down $1.8 million or 27.2 percent from the prior year. Reduced debt and lower interest rates allowed this decrease to occur.

    Interest expense in fiscal 1996, at $6.8 million, was up $0.4 million or 6.9 percent as a result of borrowings related to the Signet Systems acquisition. Interest rates were lower than the previous year.

Other income, net
-----------------

    Other income for fiscal 1998 was $2.5 million, which was $0.6 million more than 1997. This increase was due, primarily, to increases in royalty income.

    For fiscal 1997, other income was $1.9 million, which was $9.8 million less than the prior year, primarily due to a gain of $5.0 million in fiscal 1996 from the sale of the company's copper-tubing plant and to gains on the sale of other equipment.

    Other income in fiscal 1996, at $11.7 million, was $8.5 million higher than the previous year, due mainly to the sale of assets referred to above.

Provision for income taxes
--------------------------

    The effective tax rate for fiscal 1998 was 37.5 percent, up 2.7 percentage points from fiscal 1997, due primarily to higher tax rates on increased foreign earnings. Also, use of tax losses carried forward in prior years in certain European operations resulted in an increased tax rate in fiscal 1998.

    For fiscal 1997, the effective tax rate was 34.8 percent, down
3.3 percentage points from the prior year. The major cause for this reduction was utilization of tax losses carried forward from prior years in Modine's European operations.

    The company had a slightly higher effective tax rate in fiscal 1996, at 38.1 percent versus 37.1 percent in the prior year.
Higher rates on certain foreign earnings were the primary factor.

Net earnings
------------
    Net earnings in fiscal 1998 were $72.5 million, representing
7.0 percent of sales and a 17.9 percent return on average shareholders' investment (ROE). This is an increase of $8.7 million or 13.7 percentage points over fiscal 1997. Improved European operations, higher North American truck-market sales, and lower material costs were the major causes of this improvement.

    Fiscal-1997 net earnings of $63.8 million -- 6.4 percent of sales and a 17.3-percent ROE -- were up 3.9 percent or $2.4 million from the previous fiscal year. Lower material costs and other cost improvements were the primary causes of the improvement. The prior fiscal year included $3.1 million, or approximately 10 cents per diluted share, relating to a gain on the sale of the copper-tubing business.

    Net earnings in fiscal 1996 of $61.4 million -- 6.2 percent of sales and an 18.7-percent ROE -- were down $7.0 million or 10.3 percent from fiscal 1995. The reduction was primarily due to increased material costs.

CONSOLIDATED STATEMENTS OF EARNINGS

                                       (In thousands, except per-share amounts)
------------------------------------------------------------------------------------------
For the years ended March 31                           1998          1997          1996
------------------------------------------------------------------------------------------
Net sales                                          $1,040,418      $999,046      $990,493
Cost of sales                                         739,619       721,626       735,120
                                                   ----------      --------      --------
Gross Profit                                          300,799       277,420       255,373
Selling, General, and Administrative expenses         183,323       176,552       161,082
                                                   ----------      --------      --------
Income from operations                                117,476       100,868        94,291
Interest Expense                                       (4,010)       (4,972)       (6,825)
Other income -- net                                     2,506         1,887        11,683
                                                   ----------      --------      --------
Earnings before income taxes                          115,972        97,783        99,149
Provision for income taxes                             43,501        34,020        37,750
                                                   ----------      --------      --------
Net earnings                                       $   72,471      $ 63,763      $ 61,399
                                                   ==========      ========      ========

Net earnings per share of common stock
  Basic                                                 $2.44         $2.14          $2.07
  Assuming dilution                                     $2.39         $2.10          $2.03


The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of financial position
---------------------------------------------

Current assets
--------------

    Cash and cash equivalents increased by $1.6 million to $36.4 million. Refer to the sources and uses of funds detail in the accompanying statement of cash flows.

    Trade receivables, net of allowances for doubtful accounts, at $162.2 million, were up $12.4 million due to increased sales levels and an extended-payment-terms program in the North
American aftermarket.

    Inventories increased by $10.6 million to $152.7 million to support higher sales levels and from a slight decrease in inventory turns.

    Deferred income taxes and other current assets of $41.9 million increased by $2.5 million due mainly to an increase in tooling costs not yet billed to customers.

    The current ratio decreased slightly to 2.0-to-1 from 2.2-to-1.

Noncurrent assets
-----------------

    Property, plant, and equipment increased by $38.1 million to $248.3 million due to capital expenditures of $80.7 million, primarily for production-facility expansion and the construction of the new technical center in Racine.

    Investment in affiliates decreased by $1.1 million, primarily due to the dividends received from the company's joint venture in Japan.

    Intangible assets decreased by $3.6 million to $59.4 million, mostly due to amortization of goodwill and to the effect of foreign-exchange rates on the European portion of goodwill.

    Deferred charges and other noncurrent assets increased by $3.6 million to $49.9 million, primarily due to continued recognition of a surplus in the company's over-funded pension plans.

Current liabilities
-------------------

    Short-term debt and the current portion of long-term debt increased in net by $6.7 million, mainly due to short-term borrowing in Europe and North America for financing of construction projects.

    Accounts payable increased by $12.2 million to $84.3 million, primarily from the effect of supporting a higher sales level. Accrued compensation and employee benefits increased by $3.6 million due to increased workers' compensation reserves and the timing of the final pay period relative to the year-end.

Noncurrent liabilities
----------------------

    Long-term debt increased by $4.4 million to $89.6 million at yearend as a result of financing for capacity expansion.

    As a percent of shareholders' investment, long-term debt was
21.2 percent. Total debt to equity was 26.8 percent, up 0.3 percentage points from fiscal 1997.

Shareholders' investment
------------------------

    Total shareholders' investment increased by $36.8 million to $422.5 million, the major change being retained earnings, which benefited from net earnings of $72.5 million (less dividends paid of $22.6 million).

    The foreign-currency translation adjustment increased by $5.1 million as European currencies weakened against the dollar during the year.

    Additional paid-in capital was up $2.6 million as a result of treasury-stock sales, while net purchases pushed up treasury stock by $6.0 million.

    During fiscal 1998, $17.0 million was expended to acquire an additional 523,000 treasury shares; while 354,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

    During fiscal 1997, $6.8 million was expended to acquire an additional 252,000 treasury shares; while 326,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

    During fiscal 1996, $8.7 million was expended to acquire an additional 278,000 treasury shares; and 337,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

    Book value per share increased by $1.31 during the year to $14.24, a 10.7-percent compound annual growth rate since fiscal
1988.


                         CONSOLIDATED BALANCE SHEETS

                                      (In thousands, except per-share amounts)
------------------------------------------------------------------------------
March 31                                                1998          1997
------------------------------------------------------------------------------
Assets
Current assets:
Cash and cash equivalents                            $  36,410     $  34,822
Trade receivables, less allowance for doubtful
   accounts of $4,585 and $4,140                       162,177       149,800
Inventories                                            152,674       142,115
Deferred income taxes and other current assets          41,922        39,405
                                                     ---------     ---------
Total current assets                                   393,183       366,142
                                                     ---------     ---------
Noncurrent assets:
Property, plant, and equipment - net                   248,253       210,115
Investment in affiliates                                 8,376         9,497
Intangible assets - net                                 59,355        62,948
Deferred charges and other noncurrent assets            49,857        46,253
                                                     ---------     ---------
Total noncurrent assets                                365,841       328,813
                                                     ---------     ---------
     Total assets                                    $ 759,024     $ 694,955
                                                     =========     =========

Liabilities and shareholders' investment
Current liabilities:
Short-term debt                                      $  20,878     $   2,962
Long-term debt _ current portion                         2,835        14,061
Accounts payable                                        84,345        72,173
Accrued compensation and employee benefits              48,081        44,497
Income taxes                                            10,073         7,535
Accrued expenses and other current liabilities          26,516        28,771
                                                     ---------     ---------
Total current liabilities                              192,728       169,999
                                                     ---------     ---------
Noncurrent liabilities:
Long-term debt                                          89,587        85,197
Deferred income taxes                                   14,258        13,331
Other noncurrent liabilities                            39,976        40,740
                                                     ---------     ---------
Total noncurrent liabilities                           143,821       139,268
                                                     ---------     ---------
     Total liabilities                                 336,549       309,267
                                                     ---------     ---------

Shareholders' investment:
Preferred stock, $0.025 par value, authorized
  16,000 shares, issued - none                               -             -
Common stock, $0.625 par value, authorized
  80,000 shares, issued 30,342 shares                   18,964        18,964
Additional paid-in capital                              12,384         9,760
Retained earnings                                      423,001       378,740
Foreign currency translation adjustment                 (8,102)       (3,016)
Treasury stock at cost:  678 and 509 common
  shares                                               (20,977)      (14,949)
Restricted stock _ unamortized value                    (2,795)       (3,811)
                                                     ---------     ---------
     Total shareholders' investment                    422,475       385,688
                                                     ---------     ---------
     Total liabilities and shareholders'
         investment                                  $ 759,024     $ 694,955
                                                     =========     =========

The notes to consolidated financial statements are an integral part of these statements.


Management's discussion of cash flows
-------------------------------------

Net cash provided by operating activities
-----------------------------------------

    Net cash provided by operating activities in fiscal 1998 was $102.9 million, up $2.7 million from the prior year mainly as a result of higher earnings. Working-capital requirements grew as a result of the increasing sales volume and its net effect on receivables, inventory, and payables.

    Net cash from operating activities in fiscal 1997 was $100.2 million, up $15.6 million from the prior year as a result of higher earnings and significantly higher noncash adjustments, which were impacted in the prior year by the gains on sales of a business and other assets. Also, depreciation was higher and earnings from affiliates, net of dividends received, were lower. Working-capital demands were also lower than the prior year.

    Net cash from operating activities in fiscal 1996 was $84.6 million, up $17.6 million from fiscal 1995. Lower working-capital demands were the major reasons. A partial offset came from lower earnings and noncash adjustments (including: gains from sales of the extruded-copper-tubing business and other fixed assets; and a reduction in allowance for doubtful accounts).

Capital expenditures
--------------------

    Capital expenditures for fiscal 1998 were $80.7 million, $26.2 million higher than in fiscal 1997, reflecting: construction of the Racine technical center, upgrading and expanding European facilities, and process improvements at the North American plants.

    Capital expenditures for fiscal 1997 were $54.5 million, slightly lower than the prior year, and included significant capital improvements and expansions, including a new facility in South Carolina and several projects in Europe.

    Capital expenditures for fiscal 1996 were $55.7 million, up
$21.6 million from the prior year, reflecting new facilities in South Carolina and The Netherlands, plus other capacity expansions.

Acquisitions, divestiture, sales of assets, and investments in
--------------------------------------------------------------
affiliates
----------

    During fiscal 1998, Modine acquired 100 percent of the assets of Sun Technology Corporation of Shelby Township, Michigan, a manufacturer of infrared heaters. The cash cost of the acquisition was $2.6 million, net of cash acquired and a promissory note to the seller for $320,000. See Note 11 to the consolidated financial statements for further detail.

    In fiscal 1997, Modine acquired a 41.3-percent interest in Constructions Mecaniques Mota, S.A., an oil-cooler manufacturer in France, which has been treated as a nonconsolidated affiliate by Modine. The cost of the investment was $4.2 million. See Note 11 to the consolidated financial statements for further detail.

    During fiscal 1996, Modine acquired 100 percent of the assets of: Signet Systems, Inc., an air-conditioning systems business located in Harrodsburg, Kentucky, and Goch, Germany; and Radiadores Montana, a Spanish aftermarket company. Modine also purchased the remaining 57-percent interest in Radinam S.A., a joint-venture company in Mexico. The combined net cash price of these acquisitions was $56.8 million. The company also disposed of its extruded-copper-tubing plant in Dowagiac, Michigan, for $9.1 million. See Note 11. Modine also sold, for $3.9 million, other equipment that was no longer required.

Changes in debt: short- and long-term
-------------------------------------

    Overall, company debt increased by $17.1 million during fiscal 1998. New borrowings include short-term debt to provide financing for construction projects in Europe and North America. Also, maturing debt was refinanced with long-term borrowing.

    During fiscal 1997, company debt increased by $1.9 million.
This increase included borrowings in French francs, for the equity investment during the year, and some additional borrowings in Germany and The Netherlands relative to facility expansion. These borrowings were nearly offset by $15.7 million in repayments of long-term debt and an $8.3-million repayment of short-term debt.

    In fiscal 1996, the company made $10.6 million in scheduled and $35.3 million in discretionary repayments of long-term debt. The company also added $70.0 million to long-term debt, partly due to acquisitions and partly to replace certain portions of the long-term debt that was repaid during the year.

Treasury stock
--------------

    Treasury stock activity is detailed in Management's discussion of financial position, page 20.

Dividends paid
--------------

    Dividends for fiscal 1998 totaled $22.6 million or 76 cents per share. An increase of 8 cents per share was declared, effective in May 1997.

    For fiscal 1997, dividends totaled $20.3 million, representing a rate of 68 cents per share. An increase of 8 cents per share was declared, effective in May 1996.

    Dividends for fiscal 1996 were $17.8 million, representing a rate of 60 cents per share. An increase of 8 cents per share was declared, effective in May 1995.

                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          (In thousands)
----------------------------------------------------------------------------------------
For the years ended March 31                            1998        1997        1996
----------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings                                        $ 72,471    $ 63,763    $ 61,399
 Adjustments to reconcile net earnings with
   cash provided by operating activities:
    Depreciation and amortization                      41,767      41,504      39,641
    Gain on sale of business                                -         -        (5,009)
    Pensions                                           (2,256)     (2,275)     (3,000)
    Loss/(gain) from disposition of property,
      plant, and equipment                                837       1,038      (1,852)
    Deferred income taxes                                 (91)     (1,452)     (1,759)
    Provision for losses on accounts receivable           497        (866)     (1,477)
    Undistributed earnings of affiliates,
      net of dividends received                           679          51      (1,202)
    Other - net                                         2,884       1,184       1,421
                                                     --------------------------------
                                                      116,788     102,947      88,162
                                                     --------------------------------

    Change in operating assets and liabilities
     excluding acquisitions:
     Trade receivables                                (16,526)     (7,851)     12,303
     Inventories                                      (13,236)      3,889      (3,706)
     Deferred income taxes and other current
      assets                                           (2,781)     (2,725)     (6,286)
     Accounts payable                                  13,855      (1,819)     (2,716)
     Accrued compensation and employee benefits         3,724       2,611       1,447
     Income taxes                                       3,081      (1,000)     (1,996)
     Accrued expenses and other current
      liabilities                                      (1,977)      4,178      (2,628)
                                                     --------------------------------
Net cash provided by operating activities             102,928     100,230      84,580
                                                     --------------------------------

Cash flows from investing activities:
   Expenditures for property, plant, and
    equipment                                         (80,682)    (54,529)    (55,689)
   Acquisitions, net of cash acquired                  (2,604)     (1,629)    (56,798)
   Proceeds from sale of business                           -           -       9,117
   Proceeds from dispositions of assets                 1,927         881       3,895
   Investments in affiliates                                -      (4,236)          -
   Increase in deferred charges and other
    noncurrent assets                                  (1,003)     (1,805)       (296)
   Other - net                                           (200)        (62)         13
                                                     --------------------------------
Net cash (used for) investing activities              (82,562)    (61,380)    (99,758)
                                                     --------------------------------

Cash flows from financing activities:
   Increase/(decrease) in short-term
    debt - net                                         18,597      (8,330)     (2,007)
   Additions to long-term debt                         27,102      25,925      69,967
   Reductions of long-term debt                       (28,607)    (15,681)    (45,861)
   Issuance of common stock, including
    treasury stock                                      4,567       4,265       5,275
   Purchase of treasury stock                         (16,990)     (6,832)     (8,740)
   Cash dividends paid                                (22,605)    (20,292)    (17,802)
   Other - net                                              -        (347)         (9)
                                                     --------------------------------
   Net cash (used for)/provided by financing
    activities                                        (17,936)    (21,292)        823
                                                     --------------------------------
Effect of exchange-rate changes on cash                  (842)       (694)       (378)
                                                     --------------------------------
Net increase/(decrease) in cash and cash
  equivalents                                           1,588      16,864     (14,733)
Cash and cash equivalents at beginning of year         34,822      17,958      32,691
                                                     --------------------------------
Cash and cash equivalents at end of year             $ 36,410    $ 34,822    $ 17,958
                                                     ================================
Cash paid during the year for:
   Interest, net of amounts capitalized              $  4,434    $  5,035    $  6,849
   Income taxes                                      $ 37,715    $ 34,428    $ 37,716

The notes to consolidated financial statements are an integral part of these statements.

                            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                                                    (In thousands, except per-share amounts)
-----------------------------------------------------------------------------------------------------------------------------
                                                                               Foreign-                          Restricted
For the years                                        Additional                currency      Treasury stock        stock -
ended March 31,                     Common Stock      paid-in     Retained   translation        at cost          unamortized
                                   --------------                                           ------------------
1998, 1997, and 1996               shares   amount    capital     earnings    adjustment    shares     amount       value
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1995            30,342   $18,964   $ 7,897     $296,614     $ 5,159       (642)   $(16,669)     $(3,693)
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                           --        --        --       61,399          --         --          --           --
Cash dividends, $0.60 per share        --        --        --      (17,802)         --         --          --
Purchase of treasury stock             --        --        --           --          --       (278)     (8,740)          --
Stock options and awards
  including related tax benefits       --        --       879         (704)         --        191       4,005       (1,120)
Employee stock-purchase and
  -ownership plans                     --        --       367         (314)         --        146       3,797           --
Foreign-currency translation
  adjustment                           --        --        --           --      (1,724)        --          --           --
Amortization of deferred
  compensation under
  restricted stock plans               --        --        --           --          --         --          --        1,105
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996            30,342    18,964     9,143      339,193       3,435       (583)    (17,607)      (3,708)
-----------------------------------------------------------------------------------------------------------------------------
Net earnings                          --         --        --       63,763          --         --          --           --
Cash dividends, $0.68 per share       --         --        --      (20,292)         --         --          --           --
Purchase of treasury stock            --         --        --           --          --       (252)     (6,832)          --
Stock options and awards
  including related tax benefits      --         --       603       (3,627)         --        214       6,299       (1,297)
Employee stock-purchase and
  -ownership plans                    --         --        14         (297)         --        112       3,191           --
Foreign-currency translation
  adjustment                          --         --        --           --      (6,451)        --          --           --
Amortization of deferred
  compensation under
  restricted stock plans              --         --        --           --          --         --       1,194           --
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1997            30,342    18,964     9,760      378,740      (3,016)      (509)    (14,949)      (3,811)
-----------------------------------------------------------------------------------------------------------------------------

Net earnings                           --        --        --       72,471          --         --          --           --
Cash dividends, $0.76 per share        --        --        --      (22,605)         --         --          --           --
Purchase of treasury stock             --        --        --           --          --       (523)    (16,990)          --
Stock options and awards
  including related tax benefits       --        --     2,583       (5,585)         --        346      10,736         (798)
Employee stock-purchase and
  -ownership plans                     --        --        41          (20)         --          8         226           --
Foreign-currency translation
  adjustment                           --        --        --           --      (5,086)        --          --           --
Amortization of deferred
  compensation under
  restricted stock plans               --        --        --           --          --         --       1,814
-----------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998            30,342   $18,964   $12,384     $423,001     $(8,102)      (678)   $(20,977)     $(2,795)
-----------------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1   Significant accounting policies
     -------------------------------

     Basis of presentation: The financial statements are prepared in
     ---------------------
conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining the company's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

     Consolidation principles: The consolidated financial statements
     ------------------------
include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidations. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to the company's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership exceeds 20 percent are accounted for by the equity method. The investments are stated at cost plus a proportionate share of the undistributed net income. The company's share of the affiliates' net income is reflected in net earnings.

     Translation of foreign currencies: Assets and liabilities of foreign
     ---------------------------------
subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a separate component of shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign-currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign-exchange options and forward contracts
     ---------------------
on foreign currencies are entered into by the company as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Income taxes: Deferred tax liabilities and assets are determined based
     ------------
on the difference between the amounts reported in the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Earnings per share: In fiscal 1998, the company adopted Statement of
     ------------------
Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Accordingly, basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. All prior-period amounts have been restated for comparable purposes. Also see Note 7.

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

     The company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," at the beginning of fiscal 1997. This statement requires recognition of impairment losses for long-lived assets whenever events or changes in circumstances result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of the impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets. The effect of the adoption of this policy on April 1, 1996, was immaterial to the consolidated financial results of the company.

     Intangible assets: The excess of cost over fair value of the
     -----------------
net assets of businesses acquired is amortized using the straight-line method primarily over a fifteen-year period. Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

     Environmental expenditures: Environmental expenditures related
     --------------------------
to current operations that qualify as property, plant, and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized and all other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

     Stock-based compensation: The company has elected to account for
     ------------------------
stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of the company stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 18.

     Accounting principles to be adopted: In 1997, the Financial
     -----------------------------------
Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting

Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," and, in 1998, issued SFAS
No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." These standards, which the company will adopt in fiscal 1999, expand or modify disclosures and, accordingly, will not have an effect on the company's liquidity, financial position, or results of operations.

     Reclassifications: Certain prior-year amounts have been reclassified
     -----------------
to conform with the fiscal-1998 presentation.

 2   Research and development costs
     ------------------------------

     Research and development costs charged to operations totaled
$16,816,000 in fiscal 1998, $16,804,000 in fiscal 1997, and
$14,512,000 in fiscal 1996.

 3   Pension plans
     -------------

     Domestic qualified defined-benefit plans: The company has several
     ----------------------------------------
noncontributory, defined-benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and on that same basis or a monthly retirement benefit amount for various hourly plans. Funding policy for domestic qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Fiscal-1996 results include plans of the company's Signet acquisition and the effects of the Dowagiac divestiture.

     Net pension credits, computed using the projected unit credit method, include the following components:


                                                             (In thousands)
----------------------------------------------------------------------------
Years ended March 31                         1998        1997        1996
----------------------------------------------------------------------------
Benefits earned during the year           $  4,638    $  4,162    $  4,035
Interest accrued on benefits
 earned in prior years                       8,403       7,317       6,720
Actual return on assets                    (29,206)    (12,263)      2,941
Net amortization and deferral               14,653      (1,793)    (16,982)
----------------------------------------------------------------------------
Net pension (credit)                      $ (1,512)   $ (2,577)   $ (3,286)
----------------------------------------------------------------------------
Actuarial assumptions:
 Discount rate (to calculate
  present value of future benefits)           7.5%        7.5%        7.5%
 Average salary-growth rate                   5.0%        5.5%        5.5%
 Return on plan assets                        9.0%        9.0%        9.0%
----------------------------------------------------------------------------

     Funded status of the plans at March 31, 1998 and 1997:

                                                             (In thousands)
----------------------------------------------------------------------------
                                                Assets exceed    Accumulated
                                                  accumulated       benefits
March 31, 1998                                       benefits  exceed assets
----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                          $ (83,376)        $(544)
   Nonvested                                          (5,561)         (301)
                                                   ------------------------
Accumulated benefit obligation                       (88,937)         (845)
Effect of projected salary increases                 (31,509)           --
                                                   ------------------------
Projected benefit obligation                        (120,446)         (845)
Less: Plan assets at fair value                      186,848           793
                                                   ------------------------
Plan assets in excess of/(less than)
  projected benefit obligation                        66,402           (52)
  Adjusted for items not yet recognized
    in earnings:
    Unrecognized net benefit (asset)/obligation
      remaining from initial adoption
      of FASB Statement No. 87                          (366)           (2)
    Effect of benefit changes on
      prior years' service cost                        1,443           277
    Remaining unrecognized net (gain)/loss           (20,582)          114
    Adjustment to recognize minimum liability             --          (389)
----------------------------------------------------------------------------
     Prepaid/(accrued) pension expense
      included in the balance sheets               $  46,897         $ (52)
----------------------------------------------------------------------------

                                                              (In thousands)
----------------------------------------------------------------------------
                                               Assets exceed     Accumulated
                                                 accumulated        benefits
March 31, 1997                                      benefits   exceed assets
----------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                          $ (70,136)          $(42)
   Nonvested                                          (4,808)            --
                                                   -------------------------
Accumulated benefit obligation                       (74,944)           (42)
Effect of projected salary increases                 (30,351)            --
                                                   -------------------------
Projected benefit obligation                        (105,295)           (42)
Less: Plan assets at fair value                      160,290             36
                                                   -------------------------
Plan assets in excess of/(less than)
   projected benefit obligation                       54,995             (6)
   Adjusted for items not yet recognized
     in earnings:
     Unrecognized net benefit (asset)/obligation
       remaining from initial adoption
       of FASB Statement No. 87                         (440)            --
     Effect of benefit changes on
       prior years' service cost                       1,256             --
     Remaining unrecognized net (gain)/loss          (12,232)            13
     Adjustment to recognize minimum liability            --            (13)
                                                   -------------------------
       Prepaid/(accrued) pension expense
        included in the balance sheets             $  43,579           $ (6)
----------------------------------------------------------------------------

     As of March 31, 1998 and 1997, the plans held 1,624,000 and 1,870,000 shares, respectively, of Modine common stock.

     Defined-benefit plans of foreign subsidiaries: The company's
     ---------------------------------------------
foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.


                                                             (In thousands)
----------------------------------------------------------------------------
Years ended March 31                               1998          1997
----------------------------------------------------------------------------
Expense recognized                               $ 1,150       $   913
Accumulated benefit obligation                    10,774        10,155
Projected benefit obligation                      12,197        11,431
Fair value of plan assets                          1,128           601
----------------------------------------------------------------------------
Actuarial assumptions:
 Discount rate (to calculate present
  value of future benefits)                   5.5%-12.5%    7.5%-12.5%
 Average salary-growth rate                    3.0%-8.5%    3.0%-8.5%
----------------------------------------------------------------------------

     Domestic qualified defined-contribution plans: The company has
     ---------------------------------------------
several 401(k) and savings plans that cover most of its domestic employees. These plans provide company matching under various formulas. The cost of the company's contributions to the plans (including stock purchase plans discussed in Note 18) for fiscal 1998, 1997, and 1996 were $6,666,000, $6,424,000, and $6,454,000, respectively.

 4   Postretirement benefits other than pensions
     -------------------------------------------

     The company and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire.

     Postretirement benefit expense:

                                                             (In thousands)
----------------------------------------------------------------------------
Years ended March 31                         1998      1997      1996
----------------------------------------------------------------------------
Service cost                                $  310    $  322    $  293
Interest cost                                1,624     1,653     1,525
Net amortization                              (560)     (522)     (582)
----------------------------------------------------------------------------
   Net periodic postretirement
     benefit cost                           $1,374    $1,453    $1,236
----------------------------------------------------------------------------

     Postretirement benefit liability:

                                                            (In thousands)
---------------------------------------------------------------------------
March 31                                                1998      1997
---------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                              $17,055   $17,147
   Fully eligible active plan participants               1,742     1,761
 Other active plan participants                          3,908     4,212
                                                       -----------------
Total accumulated postretirement benefit  obligation    22,705    23,120
Net gains/(losses)                                       1,042       510
Unamortized net reduction in obligation                  3,036     3,509
----------------------------------------------------------------------------
   Accrued postretirement benefit obligation           $26,783   $27,139
----------------------------------------------------------------------------

     These plans are unfunded. The company periodically amends the plans changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on the company's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of the company's then current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost. The Signet acquisition added to the fiscal 1996 obligation while the Dowagiac divestiture reduced it.

     The discount rate used in determining the accumulated postretirement benefit obligation was 7.5 percent at both March 31, 1998 and 1997. The projected healthcare costs trend rates used were 9 percent for both fiscal 1998 and 1997, and 10-11 percent for fiscal 1996, trending down gradually to 5 percent over several years. The effects of these assumption changes on accrued postretirement benefit cost and related expense are being amortized.

     The healthcare-cost trend-rate assumption can have a significant effect on the amounts reported. Increasing the assumed healthcare-cost trend rates by one percentage point in each year would have increased the accumulated postretirement benefit obligation by $1,406,000 as of March 31, 1998, and the net periodic postretirement benefit cost for fiscal 1998 by $110,000.

 5   Leases
     ------

     The company leases various facilities and equipment. Rental expense under operating leases totaled $10,912,000 in fiscal 1998, $11,876,000 in fiscal 1997, and $12,211,000 in fiscal 1996.

     Future minimum rental commitments at March 31, 1998, under noncancelable leases were:

                                                             (In thousands)
----------------------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------------------
1999               $ 6,757                  2002                    $   937
2000                 4,788                  2003                        586
2001                 3,008                  2004 and beyond           2,550
----------------------------------------------------------------------------
   Total future minimum rental commitments                          $18,626
----------------------------------------------------------------------------

 6   Income taxes
     ------------

     Income-tax expense attributable to income from operations consists of:

                                                              (In thousands)
-----------------------------------------------------------------------------
Years ended March 31                        1998       1997      1996
-----------------------------------------------------------------------------
Federal:
 Current                                  $26,913    $25,171   $29,497
 Deferred                                     (55)       265      (930)
State:
 Current                                    4,008      3,769     5,646
 Deferred                                      22        134       (49)
Foreign:
 Current                                   12,506      6,692     4,613
 Deferred                                     107     (2,011)   (1,027)
----------------------------------------------------------------------------
   Totals charged to earnings             $43,501    $34,020   $37,750
----------------------------------------------------------------------------

     Income-tax expense attributable to income from operations differed from the amounts computed by applying the statutory
U.S. federal income-tax rate as a result of the following:

----------------------------------------------------------------------------
Years ended March 31                           1998      1997      1996
----------------------------------------------------------------------------
Statutory federal tax                          35.0%     35.0%     35.0%
State taxes, net of federal benefit             2.3       2.6       3.6
Taxes on non-U.S. earnings
 and losses                                     0.2      (2.2)      0.7
Other                                            --      (0.6)     (1.2)
----------------------------------------------------------------------------
   Effective tax rate                          37.5%     34.8%     38.1%
----------------------------------------------------------------------------

     The significant components of deferred income-tax expense attributable to income from operations are as follows:

                                                            (In thousands)
----------------------------------------------------------------------------
Years ended March 31                             1998      1997      1996
----------------------------------------------------------------------------
Pensions                                       $ 1,617   $ 1,473   $ 1,790
Depreciation                                     1,201       627      (260)
Inventories                                        432       161      (812)
Employee benefits                               (1,357)     (994)     (727)
Other                                           (1,819)   (2,879)   (1,997)
----------------------------------------------------------------------------
   Totals charged to earnings                  $    74   $(1,612)   $(2,006)
----------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                                               1998        1997
----------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                                 $ 1,421     $ 1,174
 Inventories                                           3,401       3,815
 Plant and equipment                                   1,127         552
 Employee benefits                                    20,067      18,677
 Net operating-loss and tax-credit carry-forwards      6,144       5,734
 Other                                                 7,380       7,590
                                                     -----------------------
   Total gross deferred assets                        39,540      37,542
   Less valuation allowance                            3,947       4,127
                                                     -----------------------
   Net deferred tax assets                            35,593      33,415
                                                     -----------------------
Deferred tax liabilities:
 Pension                                              18,585      17,299
 Plant and equipment                                   9,376       8,722
 Other                                                 1,497       1,098
                                                     -----------------------
   Total gross deferred tax liabilities               29,458      27,119
----------------------------------------------------------------------------
   Net deferred tax asset                            $ 6,135     $ 6,296
----------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1997, was $4,127,000. The allowance decreased by $180,000 during the year and relates primarily to certain, foreign, net-operating-loss carry-forward activities.

     At March 31, 1998, the company had net foreign-tax-credit carry-forwards of $96,000 that will expire in 1999. Tax-loss carry-forwards of $12,514,000 exist in jurisdictions outside the United States. If not utilized against taxable income, $171,000 and $208,000 of tax losses will expire in 2001 and 2002 respectively. The remaining $12,135,000 of tax losses may be carried forward indefinitely.

     The undistributed earnings of certain foreign subsidiaries and joint-venture companies totaled $70,016,000 as of March 31, 1998. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

 7   Earnings per share
     ------------------

     The computational components of basic and diluted earnings per share are as follows:

                                    (In thousands except per-share amounts)
----------------------------------------------------------------------------
Years ended March 31                           1998      1997      1996
----------------------------------------------------------------------------
Net earnings per share of common stock:
 Basic                                         $2.44     $2.14     $2.07
 Assuming dilution                              2.39      2.10      2.03
Numerator:
 Income available to common
  shareholders                               $72,471   $63,763   $61,399
Denominator:
 Weighted average shares
  outstanding - basic                         29,726    29,833    29,670
 Effect of dilutive securities -
  options                                        563       520       596
                                             ---------------------------
 Weighted average shares
  outstanding - assuming dilution             30,289    30,353    30,266

There were outstanding options to purchase common stock excluded from the dilutive calculation because their prices exceeded the average market price for the earnings statement periods as follows:

Average market price per share                $32.63    $26.27    $30.29
Number of shares                                 318       516        45
----------------------------------------------------------------------------

 8   Cash and cash equivalents
     -------------------------

     Under the company's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $10,002,000, $10,732,000, and $10,046,000 at
March 31, 1998, 1997, and 1996, respectively.

     All the short-term investments at March 31, 1998, 1997, and 1996, were of a duration of less than three months and were treated as cash equivalents, which approximate fair value.

 9   Inventories
     -----------

     Inventories include:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                                      1998         1997
----------------------------------------------------------------------------
Raw materials                              $ 41,164     $ 41,592
Work in process                              41,231       37,317
Finished goods                               70,279       63,206
----------------------------------------------------------------------------
   Total inventories                       $152,674     $142,115
----------------------------------------------------------------------------

10   Property, plant, and equipment
     ------------------------------

     Property, plant, and equipment is composed of:

                                                           (In thousands)
----------------------------------------------------------------------------
March 31                     Depreciable lives          1998       1997
----------------------------------------------------------------------------
Land                                       ---       $  6,016   $  7,306
Buildings and improvements         10-40 years        119,517    112,353
Machinery and equipment             3-12 years        268,157    251,655
Office equipment                    5-14 years         36,584     37,360
Transportation equipment             3-7 years         17,181     17,007
Construction in progress                   ---         63,413     33,233
                                                     -------------------
                                                      510,868    458,914
Less accumulated depreciation                         262,615    248,799
------------------------------------------------------------------------
   Net property, plant, and equipment                $248,253   $210,115
----------------------------------------------------------------------------

     Depreciation expense was $35,192,000, $35,288,000, and $34,962,000 for the fiscal years ended 1998, 1997, and 1996, respectively.

 11  Acquisitions and divestiture
     ----------------------------

     Acquisitions: Effective January 1, 1998, the company acquired the
     ------------
business, assets, and certain liabilities of Sun Technology Corporation, located in Shelby Township, Michigan. Sun Technology manufactures Ray-Tec infrared heaters for commercial, industrial, and residential buildings. The acquisition purchase price of $3,173,000 was paid for with cash and a promissory note for $320,000. Goodwill created by the acquisition was $2,226,000 and is being amortized over 15 years on a straight-line basis. The investment is being accounted for by the purchase method. This investment did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

The results of operations are included in the consolidated financial statements since the date of acquisition.

     On October 31, 1996, the company, through its wholly owned subsidiary, Modine GmbH, purchased 41.33 percent of Constructions Mecaniques Mota, S.A. (CMM), based near Marseilles in Provence, France. CMM produces tube-bundle oil coolers for truck, industrial, and marine engines. Major European vehicle manufacturers are among its customers. The purchase price of $4,236,000 was paid for by using an existing unsecured revolving credit arrangement. Goodwill recorded as part of the investment was $2,476,000 and is being amortized on a straight-line basis over 15 years. The investment is being accounted for under the equity method.

     In the first quarter of fiscal 1996, the company made two small acquisitions. Effective April 1, 1995, the company, through its wholly owned subsidiary NRF Holding B.V., acquired Radiadores Montana S.A. based in Granada, Spain. Montana is a manufacturer and distributor to the automotive aftermarket, producing radiators and radiator cores, oil coolers, heaters, and air-conditioning condensers and evaporators for on- and off-highway vehicles and for industrial applications. At the end of May 1995, the company acquired its partner's 57-percent ownership in the joint-venture company Radinam S.A., which owns Mexpar (Manufacturera Mexicana de Partes de Automoviles S.A. de C.V.), a radiator manufacturer in Mexico City. Mexpar produces automotive radiators primarily for the aftermarket and also serves original-equipment manufacturers of vehicles in Mexico.

     As of July 31, 1995, the company acquired the business, assets, and certain liabilities of the Signet Systems Division from The Equion Corporation. The acquisition included the main plant in Harrodsburg, Kentucky, an operation in Goch, Germany, and a sales and engineering office in Detroit, Michigan. Signet, now operating as Modine Climate Systems Inc., is a full-service supplier of climate-control systems and components to the automotive, truck, and off-highway vehicle markets in North America and Europe.

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

     Details of businesses acquired in purchase transactions were as follows:

                                                          (In thousands)
--------------------------------------------------------------------------
Year ended March 31                                               1996
--------------------------------------------------------------------------
Value of assets acquired, including intangibles,
   excluding cash acquired of $2,412                        $ 89,096
Liabilities assumed and created                              (29,036)
Equity investment in affiliates                               (3,262)
--------------------------------------------------------------------------
   Net cash paid for acquisitions                           $ 56,798
--------------------------------------------------------------------------

     Divestiture: In October 1995, the company completed the sale of
     -----------
its copper-extrusion business in Dowagiac, Michigan, to National Tube Holding Company, Inc., of Birmingham, Alabama. The company recognized a pretax gain of $5,009,000, including $1,430,000 from the curtailment and settlement of certain pension and benefit obligations, negotiated subsequent to the sale.

     On a pro-forma basis, the unaudited consolidated results of operations would have been as follows had the acquisitions and disposal made in fiscal 1996, occurred on April 1, 1994:

                           (Dollars in thousands, except per-share amounts)
----------------------------------------------------------------------------
Year ended March 31 (unaudited)                                    1996
----------------------------------------------------------------------------
Net sales                                                        $1,001,007
Net earnings                                                         59,807
Net earnings per share:
  Basic                                                               $2.02
  Assuming dilution                                                    1.98
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

12   Intangible assets
     -----------------

     Intangibles include:

(In thousands)
----------------------------------------------------------------------------
March 31                                           1998          1997
----------------------------------------------------------------------------
Goodwill                                         $67,020       $66,644
Patents and product technology                     8,389         8,389
Other intangibles                                  1,096           800
                                                 ---------------------
                                                  76,505        75,833
Less accumulated amortization                     17,150        12,885
----------------------------------------------------------------------------
   Net intangible assets                         $59,355       $62,948
----------------------------------------------------------------------------

     Amortization expense for intangible assets was $4,761,000, $5,022,000, and $3,574,000 for the fiscal years ended 1998, 1997, and 1996, respectively.

13   Deferred charges and other noncurrent assets
     --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                                                1998      1997
----------------------------------------------------------------------------
Prepaid pension costs - qualified and
   nonqualified plans                                 $48,086   $44,539
Other noncurrent assets                                 1,771     1,714
----------------------------------------------------------------------------
   Total deferred charges and other
     noncurrent assets                                $49,857   $46,253
----------------------------------------------------------------------------

14   Indebtedness
     ------------

     Long-term debt at March 31, 1998 and 1997, includes:
                                                      (Dollars in thousands)
------------------------------------------------------------------------------
                                                  Fiscal
                              Interest rate at    year of
Type of issue                  March 31, 1998     maturity    1998      1997
------------------------------------------------------------------------------
Denominated in  U.S. dollars:
 Fixed rate -
  Notes                                                           --  $ 9,600
  Revenue bonds                         7.50%         2003   $ 1,450    1,800
 Variable rate -
  Notes                            6.92-8.50%    1999-2000     1,870    4,000
   Weighted average
    interest rate                       7.23%
  Revenue bonds                   3.55%-3.75%    2008-2016     5,940    5,940
   Weighted average
    interest rate                       3.65%
Denominated in foreign currency:
 Fixed rate -
  Notes and other debt            3.50%-11.00%   2004-2006     1,901    2,051
   Weighted average
    interest rate                        3.90%
 Variable rate -
  Notes and other debt             1.01%-7.00%   2000-2004    81,261   75,865
   Weighted average
    interest rate                        3.95%
                                                             ----------------
                                                              92,422   99,256
Capital lease obligation                                          --        2
                                                             ----------------
                                                              92,422   99,258
Less current portion                                           2,835   14,061
-----------------------------------------------------------------------------
   Total                                                     $89,587  $85,197
-----------------------------------------------------------------------------

     Certain of the company's loan agreements limit the use of retained earnings for the payment of cash dividends and the acquisition of treasury stock. Under the most restrictive, $165,700,000 was available for these purposes at March 31, 1998. (However, these restricted payments may not exceed $30,000,000 in any fiscal year.) Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing.

     At March 31, 1998, the carrying value of the company's long-term debt approximates fair value.

     Long-term debt matures as follows:

                                                           (In thousands)
----------------------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------------------
1999                  $ 2,835                        2002           $   661
2000                   24,549                        2003            22,160
2001                   14,560             2004 and beyond            27,657
----------------------------------------------------------------------------

     The company maintains credit agreements with banks in the United States and abroad. The foreign unused lines of credit at March 31, 1998, were approximately $10,688,000, while the parent company had approximately $3,294,000 available under a domestic multi-currency revolving credit agreement. A maximum of $20,500,000 in short-term bank borrowings were outstanding during the year ended March 31, 1998. The weighted average interest rate on short-term borrowings was 5.60 percent at March 31, 1998, and 3.55 percent at March 31, 1997.

     Interest expense charged to earnings was as follows:

                                                            (In thousands)
----------------------------------------------------------------------------
Years ended March 31                        1998      1997      1996
----------------------------------------------------------------------------
Gross interest cost                        $4,687    $5,483    $7,116
Capitalized interest on major
 construction projects                       (677)     (511)     (291)
----------------------------------------------------------------------------
          Interest expense                 $4,010    $4,972    $6,825
----------------------------------------------------------------------------

15   Foreign-exchange contracts/derivatives
     --------------------------------------

     The company uses derivative financial instruments in a limited way as a tool to manage the company's financial risk. Their use is restricted primarily to hedging assets and obligations already held by the company and they are used to protect cash of the company rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by company policy.

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

     As of March 31, 1998 and 1997, the parent company had approximately $2,819,000 and $3,498,000, respectively, in outstanding forward foreign-exchange contracts denominated in French francs. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell nonfunctional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 14.

16   Other noncurrent liabilities
     ----------------------------

     Other noncurrent liabilities include:

                                                           (In thousands)
--------------------------------------------------------------------------
March 31                                         1998          1997
--------------------------------------------------------------------------
Postretirement benefits other
 than pensions                                  $25,272      $25,718
Pensions                                         12,186       12,558
Other                                             2,518        2,464
--------------------------------------------------------------------------
    Total other noncurrent liabilities          $39,976      $40,740
--------------------------------------------------------------------------

17   Shareholder rights plan
     -----------------------

     The company has a shareholder rights plan to protect against coercive takeover tactics. Under the plan, each share of the company's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $95.00 per unit. The rights are not currently exercisable but will become exercisable
10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of the company's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by the company, at a price of $0.0125 per right, at any time before 20 percent or more of the company's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

18   Stock option, award, and purchase plans
     ---------------------------------------

     Stock option and award plans: In July of 1985 and 1994, shareholders approved plans providing for the granting of options to officers, other key employees, and to non-employee directors to purchase common stock of the company. Options granted under the plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 25,000, 52,000, and 50,000 shares in fiscal 1998, 1997, and
1996, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the seven-year restriction period. The amounts charged to operations in fiscal 1998, 1997, and 1996 were $1,814,000, $1,194,000, and $1,105,000, respectively.

     Following is a summary of incentive and nonqualified option activity under the plans.

---------------------------------------------------------------------------
                                          Shares           Weighted-average
                                  (in thousands)   exercise price per share
---------------------------------------------------------------------------
Outstanding March 31, 1995                 1,766                     $16.74
---------------------------------------------------------------------------
 Granted                                     313                      24.28
 Exercised                                  (143)                      9.93
---------------------------------------------------------------------------
Outstanding March 31, 1996                 1,936                      18.46
---------------------------------------------------------------------------
 Granted                                     312                      25.33
 Exercised                                  (163)                      8.35
---------------------------------------------------------------------------
Outstanding March 31, 1997                 2,085                      20.27
---------------------------------------------------------------------------
 Granted                                     318                      33.56
 Exercised                                  (323)                     13.33
---------------------------------------------------------------------------
Outstanding March 31, 1998                 2,080                     $23.38
---------------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 1998:

-----------------------------------------------------------------------------
                                 Weighted-         Weighted-
                                  average   average exercise           Shares
Range of exercise prices   remaining life    price per share   (in thousands)
-----------------------------------------------------------------------------
$7.875 - 14.99                       2.75             $10.59              393
 15.00 - 24.99                       6.00              20.18              566
 25.00 - 34.99                       8.00              29.49            1,121
-----------------------------------------------------------------------------
Total outstanding and exercisable                     $23.38            2,080
-----------------------------------------------------------------------------

     A further 2,177,000 shares were available for the granting of additional options or awards at March 31, 1998.

     The company has elected to continue to measure compensation cost using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized related to its stock option plans. If the fair-value based method of accounting for the 1998, 1997, and 1996 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net earnings and net earnings per share would have been reduced as summarized below:

                           (Dollars in thousands, except per share amounts)
----------------------------------------------------------------------------
Years ended March 31                           1998      1997      1996
----------------------------------------------------------------------------
Net earnings as reported                     $72,471   $63,763   $61,399
Net earnings pro forma                        69,597    61,375    59,205
Net earnings per share (basic)
 as reported                                   $2.44     $2.14     $2.07
Net earnings per share (basic)
 pro forma                                      2.34      2.06      2.00
----------------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 1998, 1997, and 1996 using the Black-Scholes option-pricing model: a risk-free interest rate of 5.43 percent, 6.26 percent, and 5.41 percent, respectively; stock volatility of 27.0 percent, 30.0 percent, and 31.0 percent, respectively; a dividend yield of 2.2 percent, 2.2 percent, and
2.4 percent, respectively; and, for each of the three years, expected option lives of five years.

     Stock purchase plans: The company also has adopted several
     --------------------
defined-contribution stock purchase plans. The plans permit employees to make monthly investments at current market prices based on a specified percentage of compensation. The company matches a portion of the employees' contribution.

     Activity in the plans for fiscal 1998, 1997, and 1996 resulted in the purchase of 577,000, 670,000, and 590,000 shares of company stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of the company's contributions to the plans for fiscal 1998, 1997, and 1996 were $6,179,000, $5,930,000, and $6,110,000, respectively.

19   Segment and geographic area information
     ---------------------------------------

     The company operates predominantly in a single industry, the production and sale of heat-transfer equipment. Information about the company by geographic operating area is presented below:

                                                          (In thousands)
----------------------------------------------------------------------------
Years ended March 31                           1998       1997       1996
----------------------------------------------------------------------------
Sales to unaffiliated customers from
 company facilities located in:
 United States                             $  719,221   $682,533   $684,289
 Europe                                       290,915    291,945    285,800
 Canada and Latin America                      30,282     24,568     20,404
----------------------------------------------------------------------------
   Net sales                               $1,040,418   $999,046   $990,493
----------------------------------------------------------------------------
Sales between geographic areas:
 United States                             $   10,774   $  8,359   $  4,615
 Europe                                           349        367        125
 Canada and Latin America                      11,710      6,208      4,021
----------------------------------------------------------------------------
   Total inter-area sales                  $   22,833   $ 14,934   $  8,761
----------------------------------------------------------------------------
Operating profit or loss:
 United States                             $   91,096   $ 90,251   $ 97,113
 Europe                                        32,169     15,998      8,861
 Canada and Latin America                       5,284      2,775        917
 Corporate, eliminations,
   and other                                  (12,577)   (11,241)    (7,742)
----------------------------------------------------------------------------
 Earnings before income taxes              $  115,972   $ 97,783   $ 99,149
----------------------------------------------------------------------------
Identifiable assets:
 United States                             $  530,181   $479,821   $476,390
 Europe                                       192,863    177,990    169,211
 Canada and Latin America                      30,405     22,294     24,932
 Corporate, eliminations,
   and other                                    5,575     14,850      1,303
----------------------------------------------------------------------------
   Total assets                            $  759,024   $694,955   $671,836
----------------------------------------------------------------------------

     Included in the United States sales to unaffiliated customers are export sales of $131,504,000, $117,906,000, and $127,335,000, in fiscal 1998, 1997, and 1996, respectively, the majority to customers in Europe. During the last three fiscal years, no single customer has accounted for more than 10 percent of revenues.

20   Contingencies and litigation
     ----------------------------

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

     In November 1991, the company filed a lawsuit against Mitsubishi Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of the company's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, the company submitted a complaint to the U.S.
International Trade Commission (ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and systems or vehicles that contain them, which are the subject of the aforementioned lawsuit. In August 1997, the ITC issued an Order excluding from U.S. import Showa condensers that infringe Modine Manufacturing Company's parallel-flow patent. The ITC's Order covers condensers, their parts, and certain products including them, such as air-conditioning kits and systems. It directs the U.S. Customs Service to exclude from importation into the United States such products manufactured by Showa Aluminum Corporation of Japan and Showa Aluminum Corporation of America. The decision is based on a Modine U.S. patent covering condensers with tube hydraulic diameters less than 0.04822 inches. The Showa companies must certify to Customs officials that any condenser items imported by them do not infringe Modine's parallel-flow patent. The Showa companies must also file annual reports with the ITC regarding their sales of Showa parallel-flow condensers in the United States. The ITC Order has been appealed by Showa to the U.S. Court of Appeals for the Federal Circuit. In July of 1994, Showa filed a lawsuit against the company alleging infringement by the company of certain Showa patents pertaining to condensers. In June 1995, the company filed a motion for partial summary judgment against such lawsuit. In December of 1994, the company filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. Both 1994 suits have been stayed pending the outcome of re-examination in the U.S. Patent Office of the patents involved. In October of 1997, Modine was issued a Japanese patent (in spite of opposition by many parties) covering parallel-flow air-conditioning condensers having tube hydraulic diameters less than 0.070 inches. A similar patent has been issued to Modine by the European Patent Office and is currently in the opposition stage. All legal and court costs associated with these cases have been expensed as they were incurred.

21   Quarterly financial data (unaudited)
     ------------------------------------

     Quarterly financial data are summarized below:

                                   (In thousands, except per-share amounts)
----------------------------------------------------------------------------
Fiscal 1998 quarters ended             June      Sept.     Dec.      March
----------------------------------------------------------------------------
Net sales                            $256,923  $260,806  $267,699  $254,990
Gross profit                           75,041    75,289    75,585    74,884
Net earnings                           18,185    18,229    17,836    18,221
Net earnings per share
 of common stock:
  Basic                                 $0.61     $0.61     $0.60     $0.62
  Assuming dilution                      0.60      0.60      0.59      0.60
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Fiscal 1997 quarters ended             June      Sept.     Dec.      March
----------------------------------------------------------------------------
Net sales                            $248,514  $254,224  $252,972  $243,336
Gross profit                           67,351    69,115    71,104    69,850
Net earnings                           16,390    15,654    15,402    16,317
Net earnings per share
 of common stock:
  Basic                                 $0.55     $0.52     $0.52     $0.55
  Assuming dilution                      0.54      0.52      0.51      0.53
----------------------------------------------------------------------------

Independent auditors' report

To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

     We have audited the accompanying consolidated balance sheets of Modine Manufacturing Company and Subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' investment, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Modine Manufacturing Company and Subsidiaries as of March 31, 1998, and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND LLP

Coopers & Lybrand L.L.P.
Chicago, Illinois
April 29, 1998