Form 10-K405, Exhibit 13
period 1999-03-31
MODINE MANUFACTURING CO
filed 1999-06-17
CIK 67347

EXHIBIT 13

Management's discussion & analysis of operations
------------------------------------------------

     Modine Manufacturing Company's fiscal-1999 sales and earnings rose to record levels. Sales increases came mainly from Europe, with the largest factor being the BMW 3-Series automobile contract. North American aftermarket sales also increased as a result of the Core Holdings acquisition in October. A slowdown in the production of agricultural equipment worldwide had a negative impact on sales in the year, along with a warm winter, which affected Modine's building-heating business. Results also were impacted by a late softening in the European truck market. North American truck demand remained strong.

     Earnings were assisted by patent royalties and proceeds from an earlier nonstrategic asset sale.

     In total, 45 percent of sales were outside the United States. Sales generated internationally were 33 percent. They rose 16 percent to $371.4 million, while U.S. export sales, at $128.4 million, decreased 2 percent from the year before.

     The Original Equipment (North America) segment of Modine's business experienced flat sales year over year. The medium- and heavy-truck market remained strong while the agricultural-equipment market softened. Several new programs with both truck and automobile manufacturers will begin to take effect at the end of the new fiscal year and are expected to grow considerably in fiscal 2001.

     Modine's Distributed Products segment provides heat-transfer products primarily for the North American vehicular replacement market and the building-HVAC&R (heating, ventilating, air-conditioning, & refrigeration) market. Annual revenues grew 6 percent, benefiting from the acquisition during the year of an aftermarket wholesale distributor specializing in complete lines of products for vehicular engine-cooling and air-conditioning systems. The acquisition added approximately 50 sales branches in the southeastern United States plus an air-conditioning parts plant in Texas. This strategic acquisition positions Modine's North American vehicular aftermarket business as a broader-based supplier in this fiercely competitive industry.

     As the acquired line of air-conditioning parts is fully introduced and distributed throughout North America, the revenues and competitive position in this market will be enhanced both with existing distribution and the auto repairshop customer.

     Sales from the European Operations segment grew 18 percent over the prior year. The start of a new program with BMW accounted for much of the growth. This segment provides products from business units in Europe primarily to European original-equipment manufacturers of on- and off-highway vehicles, industrial-equipment manufacturers, and the vehicular replacement market.

     See Note 19 to the consolidated financial statements for more details of segment and geographic information.

     Modine's 1998-99 revenues from its top ten customers were 44 percent of total sales. The company's largest customer represented less than 9 percent of total revenues in fiscal 1999. Overall, Modine continues to have a highly diversified customer base, which helps minimize the effect of various business cycles.

Fiscal-year sales by market
---------------------------

     OEM passenger-car and light-truck market: In fiscal 1999,
     ----------------------------------------
25 percent of Modine's sales were to worldwide original-equipment manufacturers (OEMs) of passenger cars and light trucks. This constitutes the company's largest single market, where revenues grew 12 percent over the prior year. Seventy-three percent of Modine's sales in this market are generated from European customers. This is, in large part, due to the very high percentage of North American auto business still being captive to the large OEMs.

     Production of underhood cooling modules for BMW's new 3-series cars worldwide brought about significant revenue growth in fiscal 1999. Modine continued to see more penetration in the automotive, fluid-cooling market in both Europe and North America, with substantial growth forecast in the next few years.

     Construction of a new plant in Pontevico, Italy, was recently completed. Startup production of heat-exchange components and modules for the automotive market will begin this summer.

     A new program with DaimlerChrysler in the United States will also require construction of a new, assembly plant, near Toledo, Ohio, this year as well as equipment additions to several other
U.S. plants.

     Some new business acquired in Europe will give Modine an initial foothold in the growing, local, dealer-kit, air-conditioning market. The company holds a strong market position for kits in the North American market.

     OEM heavy- and medium-truck market: Sales to truckmakers
     ----------------------------------
worldwide grew 8 percent over the previous year and represented
18 percent of Modine's total revenues in fiscal 1999. Approximately two thirds of the business is in North America, where calendar-year 1998 saw record production of Class 8 trucks. Medium-truck and bus production also was up. New business including complete, in-cab, HVAC (heating, ventilating, air-conditioning) systems for PACCAR, a global manufacturer of trucks, is scheduled to begin by the end of the current fiscal year.

     The truck market in Europe leveled off after half a year of buoyant sales. Modine continues to have excellent growth potential in Europe with recently awarded new business.

     Key trends within the truck industry, which may also apply to other OEM markets, include: the demand for more systems and modules, rather than components; the shift of systems responsibility to the supply base; the opportunity to supply completely new heat exchangers called exhaust-gas-recirculation coolers; and the increasing realization by North American truckmakers that aluminum radiators could replace those made of copper and brass, which should cause a dramatic change in the industry within the next three to five years. Modine is prepared to respond positively to each of these trends.

     Modine has started a new aluminum-radiator plant in Kirchentellinsfurt, Germany, to serve the European market, where almost all large trucks have aluminum radiators. The new plant is part of the company's European strategic plan.

     Order boards at North American truckmakers remain strong, and Modine expects to see continued growth in both the heavy- and medium-duty markets this year. In contrast, the European truck market is expected to remain at current levels during fiscal 2000.

     OEM industrial market: This market includes a diverse array
     ---------------------
of customers and industries whose products include engines, generator sets, refrigeration equipment, compressors, lift trucks, and other applications. Shipments to the OEM industrial market were up 6 percent over the year before and made up 13 percent of Modine's consolidated revenues in fiscal 1999. Sales growth to this market came primarily from increased business with electrical-generating-set manufacturers in North America and from a mix of industrial markets in Europe.

     OEM off-highway market: After starting out the year at the
     ----------------------
highest levels in the last decade, global agricultural-equipment markets began dropping sharply in mid-year. Construction-equipment market volumes also began to weaken from record levels. Modine's shipments to the off-highway market decreased 5 percent during fiscal 1999 and represented 13 percent of total company sales.

     The agricultural-equipment market is expected to continue to be slow during the current fiscal year while the construction-equipment market is giving mixed signals. Growth among construction-equipment manufacturers still appears to be focused on small and light-sized equipment.

     As this industry becomes more concentrated and global through customer consolidations, there is a growing trend toward establishing mutually beneficial partnerships with customers. Modine assumes more responsibility for cooling-system design and customers purchase fully assembled, cooling-system modules. Regulations dealing with emissions and noise continue to be phased in and will become more stringent over the next 10 years. These increased regulations bode well for a strong growth in the demand for Modine's proprietary technological and product-line capabilities as customers increasingly require more charge-air coolers and more-efficient heat exchangers.

     In the current fiscal year and beyond, Modine will have increased aluminum-based production capacity in North America from the conversion of a former copper/brass plant in Camdenton, Missouri. In addition, a new-product development team will be working to introduce more, new, higher-efficiency products for this important market.

     Vehicle aftermarket: Modine's replacement-parts business in the
     -------------------
vehicular aftermarket grew 11 percent in the last fiscal year and was 23 percent of total consolidated sales. The main factor in the year-over-year increase was the acquisition of Core Holdings in the south-eastern United States in October, which added many more branches and a full line of air-conditioning parts. In November, Modine completed the construction of a new, aluminum-products plant in Mill, The Netherlands, which added to the supply of aluminum products for the European aftermarket. The company opened additional sales and service centers in Barcelona and Valencia, Spain, and in Atlanta, Georgia, during fiscal 1999. A larger sales and service center will be built this year in Daventry, England, to add more capacity. Modine also anticipates an expansion into the Central American market with the opening this fiscal year of a sales branch in El Salvador.

     In North America, the company secured the complete-radiator business from another, major, national, autoparts chain in fiscal 1999 - Advance Auto Parts. In the new fiscal year, Modine will be establishing sales branches in two areas where certain, outside distributors once controlled sales to parts installers.

     In a step toward more efficiency, Modine installed a "paperless" inventory management system at the Kansas City, Missouri, distribution center during the last year.

     Building-HVAC market: Revenues from the building-HVAC
     --------------------
(heating, ventilating, air-conditioning) market were essentially flat, compared with the year before. This market accounted for 7 percent of Modine's total sales in fiscal 1999.

     Modine formed a U.S. joint venture company in June 1998 with Daikin Industries, Ltd., of Japan, one of the largest air-conditioning manufacturers in the world. Based in Rockbridge, Virginia, Daikin-Modine Inc. will produce a new line of packaged, rooftop, heating and air-conditioning products using state-of-the-art technology that is being jointly developed and includes Modine's patented, PF heat-exchangers.

     Sales of a new product, the Hot Dawg residential garage heater, has quickly become a valuable, new, product line. It is being sold though both traditional and new distribution channels.

     In fiscal 1999, several new additions to the popular Breeze suite of computer-based sales and training programs were introduced and more are planned for the current year.

Sales by product line
---------------------

     Modine continues to meet customer demands for more modular assemblies and complete heat-transfer systems expected of a tier-one supplier. The company's complete product-line offerings and technical expertise make up a competitive advantage as customers rely on Modine to solve their heating and cooling problems.

     Radiators: Radiators, including cores and those contained in
     ---------
various modules, made up 39 percent of Modine's total sales in fiscal 1999, remaining the largest product-line category. Annual sales of this line grew 5 percent over the prior year. A little over half of these products are sold through Modine's aftermarket operations in North America and Europe. Approximately one-quarter of the radiator production is manufactured and sold by the company's overseas plants.

     A trend of this product line in the aftermarket is the continuing shift of customer preference for complete replacement radiators at the expense of radiator cores, which favors Modine's strength in the aftermarket. Modine is also well-positioned to supply the growing demand for aluminum replacement radiators. In sales to OEM customers, the numbers of radiators sold as parts of modules continues to grow.

     Charge-air coolers: Sales of charge-air coolers increased
     ------------------
8 percent over the year before -- again recording the largest percentage increase among the company's major product lines. They accounted for 12 percent of Modine's total sales in fiscal 1999.

     Charge-air coolers help to reduce emissions in diesel engines by making turbo-charged or supercharged-systems operate more efficiently. The systems are generally used to increase engine power. Sales in North America are primarily to the truck market, although there is a growing demand also in the off-highway market. A significant portion of European sales of charge-air coolers are for passenger cars.

     Vehicular air-conditioning parts & systems: Modine's
     ------------------------------------------
vehicular air-conditioning product line had flat sales compared with the prior year and made up 19 percent of total sales. An increase from an aftermarket acquisition helped to offset lower sales in the dealer-kit area, which has been declining in North America but is still strong in Europe, where Modine has been changing to become a supplier of dealer-certified kits. The future of the vehicular air-conditioning product line rests in complete systems to OEM customers, such as the new business that Modine will be getting with PACCAR by the end of the current fiscal year.

     Oil coolers: The oil-cooler product line, which cools fluids
     -----------
such as engine oil, transmission oil, and certain fuels, was also flat in fiscal 1999. This category constituted 16 percent of Modine's consolidated revenues in the last fiscal year.


     Sales of Donut oil coolers -- including a new, aluminum version -- experienced good demand during the year, and a major portion of these products are exported to Europe from the United States. Oil coolers are increasingly being included as parts of underhood modules for vehicles.

     Building-HVAC: The building-HVAC product line made up
     -------------
7 percent of total revenues on sales similar to the previous year.

     Modine completed the integration of an infrared-heater product line that had been acquired in January 1998 to expand the company's product line. In addition, a market introduction is underway for a redesigned duct furnace and make-up-air unit that is a full-featured, high-performance product.

Capital expenditures
--------------------

     Capital expenditures of $90.9 million in fiscal 1999 were 13-percent higher than the prior year. Significant expenditures included those for the completion of the North American Technical Center, expansions of Modine's European facilities, building-improvement projects at domestic plant locations, process improvements, tooling for new products, and the addition of processing equipment at a number of facilities. Capital expenditures were financed primarily from cash generated internally, as well as some external borrowings.

     Outstanding commitments for capital expenditures at March 31, 1999, were approximately $38.6 million. Most of the commitments relate to the new European Technical Center, the European plant expansions and conversions, a new North American automotive plant, process improvements, tooling for new products, and other new equipment. Approximately $26.5 million of the outstanding-commitment amount covers projects in Europe. A year ago, outstanding commitments were $48.1 million.

Research and development
------------------------

     Modine's investment in research and development of $18.3 million in fiscal 1999 rose 9 percent over the year before. Through the last 10 years, the company's investments in R&D increased at an 11-percent compound annual growth rate.

     The feature section earlier in this report discusses
Modine's emphasis on technological innovation. The 1,071 worldwide patents that Modine held at March 31, 1999, represented a 7-percent increase from the prior year.

Employment
----------

     Total worldwide employment at Modine was 8,671 on March 31, 1999, up 4 percent from the previous year, primarily due to an acquisition in the North American aftermarket business.

     The employee-safety philosophy at Modine is based upon continuous improvement toward the ultimate goal of zero injuries. Systems to measure the elements of our safety processes are in place and a new focus toward reducing all OSHA (Occupational Safety & Health Administration) recordable injuries is underway. Increased attention to safety has resulted in a 19-percent decrease in the number of recordable incidents in fiscal 1999 at all U.S. and Canadian facilities. Modine's rate is below its industry average. The company's efforts in recent years have translated into declining costs. Savings during the last fiscal year were equivalent to more than four cents per share from operations in North America.

Quality achievement
-------------------

     Modine is implementing one, common, quality-management system at all sites to help ensure that customers receive the same, high-quality products and services worldwide. The quality management system is designed to minimize the risks associated with unacceptable product quality and to maximize customer satisfaction. This supports one of the company's guiding principles - to "continuously improve in everything we do."

     Modine's efforts to continuously improve its quality management systems resulted in numerous achievements worldwide during the last fiscal year. Nine sites (copper-brass radiator manufacture in Bernhausen, Germany; engine components production in Bernhausen; Mezokovesd, Hungary; Neuenkirchen, Germany; Pliezhausen, Germany; Wackersdorf, Germany; Uden, The Netherlands; Washington, Iowa; and Emporia, Kansas) were registered to ISO-9002. The European central administration and division-support functions also earned registration to ISO-9001.

     The ISO standards address the quality-management-system requirements that demonstrate Modine's capability to meet and exceed customers' quality requirements and expectations. In fiscal 1999, two plants (Clinton, Tennessee, and McHenry, Illinois) upgraded their ISO registrations to include the QS-9000 quality-management-system requirements of DaimlerChrysler, Ford, GM, and other U.S. automotive and truck manufacturers. QS-9000 incorporates ISO standards and, in the spirit of continuous improvement, enhances quality systems while eliminating redundant requirements. The Pemberville, Ohio, bolted-radiator plant also earned QS-9000 registration in the last fiscal year.

     Twenty-six Modine sites are now registered to ISO-9000, QS-9000, or VDA6.1, the German automakers' quality-management-system requirement that is similar to QS-9000. Five sites (Joplin, Missouri; Logansport, Indiana; Lawrenceburg, Tennessee; Pemberville, Ohio, bolted-radiator plant; and Trenton, Missouri) received quality awards from customers.

     Modine will continue to seek customer quality awards and international registration of its quality systems.

Hedging and foreign-currency-exchange contracts
-----------------------------------------------

     On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 14 to the consolidated financial statements.

Environmental matters
---------------------

     Modine's policy is to comply with all applicable environmental laws and to conduct worldwide business operations in an environmentally responsible manner. Expenditures to comply with these increasingly complex and stringent laws could be significant in future years but are not expected to have a material impact on the company's competitive or financial position. If new laws containing more stringent requirements are enacted, expenditures may be higher than the estimates of future environmental costs provided below.

     About $1.6 million in capital expenditures related to environmental projects were made in 1998-99. Modine currently expects expenditures for environmentally related, capital projects to be about $1.4 million in 1999-00.

     Environmental expenses charged to current operations, including remediation costs, totaled about $1.7 million in fiscal 1999. These expenses include operating and maintenance costs: for solid-waste treatment, storage, and disposal and for air- and water-pollution-control facilities; for costs incurred in conducting environmental-compliance activities; and for other matters.

     Modine accrues for environmental remediation activities relating to past operations D including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund," and under the Resource Conservation and Recovery Act (RCRA) -- when it is probable that a liability has been incurred and reasonable estimates can be made.

     Modine from time to time receives notices from the Environmental Protection Agency and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and state law. These notices claim potential liability for remediation costs of disposal sites that are not company-owned and allegedly contain wastes attributable to Modine from past operations. Modine's share of remediation costs at these sites cannot be accurately predicted due to the large number of PRPs involved. For the seven sites currently known, the company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low ("de minimus"), there may be insufficient documentation linking Modine to the site, and the other PRPs have the financial resources to meet their obligations.

     It is likely that Modine will, in the future, incur additional remediation charges, but such costs are unknown and not determinable at this time. There are no currently known, unrecorded liabilities that would have a material effect on the company's consolidated financial position or results of operations.

Year 2000 remediation program
-----------------------------

     General: In response to the Year 2000 issue, Modine initiated
     -------
a number of projects in early 1997 to identify, evaluate, and implement changes to its existing, computerized, business systems. Each of the projects followed a four-phase approach that included inventory, assessment, remediation or replacement, and system-integration testing. All of the Year 2000 efforts were carried on globally; and plans, executive sponsorship, and funding were put in place to address the effort. A number of the company's current systems were already Year 2000 compliant and, where third-party software was being utilized, upgrades to the vendor's Year 2000 compliant versions have been completed or are in process. In addition to business systems, additional programs to ensure supplier continuity and process capability were initiated. All of the above projects are currently being funded through normal operating cash flow. The total cost associated with the required modifications is not expected to be material to Modine's consolidated results of operations and financial position.

     Business systems: In North America, an external party is
     ----------------
addressing the conversion and remediation effort of Modine's internally developed systems. The external party is also validating the Year 2000 changes with internally prepared test scripts. Computer hardware and local-area-network (LAN) infrastructure is also in the process of being converted to ensure compliance in business-system and desktop operation. The expected, Year 2000 remediation cost for North America is $5.7 million, of which approximately 95 percent already has been expended. The systems conversion project is in the last phase, system integration testing, and is being conducted by Modine internal staff. The project is 95-percent complete and is scheduled for a second-calendar-quarter 1999 completion. Accomplishments in North America during the third fiscal quarter include the conversion of business systems in Mexico and Canada to achieve Year 2000 compliance through a controlled series of system migration and software upgrades.

     Outside North America, Year 2000 compliance is being achieved by replacing current applications with SAP, a Year 2000 compliant package of integrated manufacturing and financial software. Also included are hardware migrations, LAN, E-mail and desktop upgrades and replacements. The Year 2000 European cost associated with the project is $4.5 million, of which 90 percent has been expended. The project is progressing on schedule and, depending on site, is in various stages of readiness. Remediation has been successfully completed at most sites. Overall, the European project is 90-percent complete and will be virtually complete by the end of the second quarter of 1999, except for one remaining project that is scheduled for a third-calendar-quarter 1999 completion.

     Suppliers and customers: With respect to suppliers, Modine
     -----------------------
has surveyed its material and service suppliers to determine whether they are actively involved in Year 2000 remediation projects that will ensure that services will continue without interruption to any of Modine's business processes. The company has since developed a second, more-detailed survey that has been resent to our suppliers to gain better insight into their actual, Year 2000 status. To date, 90 percent of the surveys have been returned, of which 86 percent have indicated that they are or will be compliant by July 1, 1999. The responses are being used as the basis for developing specific contingency plans for those suppliers who cannot meet our compliance deadline.

     With Modine's dependency on customers for sales and cash flow, Year 2000 interruptions in those customers' operations could result in reduced sales, increased inventory or receivable levels, and cash-flow reductions. While these events are possible, Modine's customer base is broad enough to minimize the effects of a single occurrence.

     Facilities and embedded systems: In addition, for non-IT
     -------------------------------
(information technology) areas, a major effort to assess Modine's production facilities to include embedded systems is in process and is being conducted by a third-party, consulting firm specialized in this type of activity. The facilities evaluation was completed in the fourth calendar-quarter of 1998. Dependent upon formal risk assessments by facility and corporate teams, recommended actions include testing, repair, replacement, upgrading, and/or retirement of specific systems or components. Modine expects to complete any testing and/or any systems remediation activities by the end of the second calendar-quarter of 1999, and development of contingency plans, if needed, by the third calendar-quarter of 1999. Cost for the inventory assessment is $300,000. The projected budget for remediations is estimated to be $360,000.

     Customer audits: Modine has been asked and has participated
     ---------------
in independent and specific customer audits to ensure Year 2000 compliance to our customer base. Modine has fared well in those reviews and is actively involved in keeping the exchange of information on-going between Modine and its customer base.

     Risks and contingency planning: The failure to correct a
     ------------------------------
material, Year 2000 problem could result in an interruption of business activities or operations. Modine's Year 2000 projects were designed and implemented to significantly reduce that possibility. Despite the significant efforts to address Year 2000 concerns, Modine could potentially experience disruptions to some of its operations, including those resulting from noncompliant systems used by its suppliers and customers. The company is continuing to develop and refine contingency plans and will be doing so throughout 1999 wherever the risk warrants it.

Euro conversion
---------------

     The euro was introduced in Europe on January 1, 1999. Eleven of the fifteen, member countries of the European Union agreed to adopt the euro as their common legal currency on that date. Fixed conversion rates between these participating countries' existing currencies and the euro have been established. The legacy currencies are scheduled to remain legal tender as denominations of the euro until at least January 1, 2002, but not later than July 1, 2002. During this transition period, the parties may settle transactions using either the euro or a participating country's legacy currency.

     Certain of Modine's business functions in Europe introduced euro-capability as of January 1, 1999, including systems for making and receiving certain payments, pricing, and invoicing. Other business functions and financial reporting will be converted to the euro by the end of the transition period, but may be converted earlier where operationally efficient or cost effective, or to meet customer requirements. Any delays in the company's ability to become euro-compliant, or in its key suppliers and customers to be euro-compliant, could result in an interruption of the company's business activities or operations. The impact, if any, of these interruptions upon the results of operations, financial condition, and cash flows has not yet been determined.

Forward-looking statements
--------------------------

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

     In making statements about Modine's fiscal-2000 operating results, management has assumed relatively stable economic conditions in the United States and worldwide, no unanticipated swings in the business cycles affecting customer industries, and a reasonable legislative and regulatory climate in those countries where Modine does business.

     Readers are cautioned not to place undue reliance on Modine's forward-looking statements, which speak only as of the date of this report's writing.


Management's discussion & analysis of results of operations
-----------------------------------------------------------

Sales
-----

     For the year ended March 31, 1999, sales of $1.11 billion were 7 percent higher than last year's $1.04 billion. Sales in the Distributed Products segment were up primarily due to the Core Holdings, Inc., acquisition made mid-year. The European Operations segment had increased automotive-OEM sales. The Original Equipment, North America, segment was essentially flat with stronger sales to the truck market and lower sales to the agricultural-equipment market.

     Net sales by U.S. facilities accounted for 67 percent of consolidated revenues for the year ended March 31, 1999, compared with 69 percent for the prior period. This reflects the trend of growth opportunities outside the United States. Net sales for

European Operations increased 16 percent year-over-year. The stronger European currencies had a positive translation effect on current-year net sales of approximately $4.0 million compared with the prior year.

     Sales for the year ended March 31, 1998, were $1.04 billion, up $41.4 million or 4 percent from the prior year. Increases were greatest in the medium- and heavy-truck markets, followed by the off-highway-equipment market, partially offset by a slight decline in the car and light-truck market due to currency-translation effects. With about one-third of Modine's annual sales being in other than U.S. currency, the stronger dollar again had a negative translation effect of approximately $45.5 million on fiscal-1998 consolidated sales, compared with the prior year.

     Fiscal-1997 sales were $999.0 million, up $8.6 million or 1 percent from the prior year. A full year of sales from a fiscal-1996 acquisition was partially offset by the mid-year sale of a copper-tubing plant in Dowagiac, Michigan, in that same year. Sales reductions included an unfavorable exchange-rate effect of approximately $22 million and a reduction in demand for passenger-car and truck components.

Gross profit
------------

     Our current gross profit of $309.9 million (28 percent of sales) compares with $300.8 million (29 percent of sales) for the previous year-end. The principal factors responsible for the current margin reduction are temporary start-up inefficiencies at some of our new European production and assembly facilities and pricing constraints imposed by certain OEM customers.

     Gross profit was 29 percent of sales for fiscal 1998, 1 percentage point higher than 1997, primarily due to efficiency improvements in Europe, the volume effect of the truck market, and reduced material costs.

     For fiscal 1997, gross profit was 28 percent of sales, 2 percentage points higher than the previous year, primarily due to decreased material costs and to cost improvements mainly in Europe.

Selling, general, and administrative (SG&A) expenses
----------------------------------------------------

     In fiscal 1999, SG&A expenses of $196.6 million, 18 percent of sales, were $13.3 million over last year's $183.3 million, yet remained the same as a percent of sales. Without the recent Core Holdings acquisition, SG&A expenses rose only 3 percent over the prior year.

     Primarily as a result of sales increases, SG&A expense for fiscal 1998 increased by $6.8 million, or 4 percent, from the prior year to $183.3 million. As a percent of sales, however, SG&A remained flat at 18 percent.

     For fiscal 1997, SG&A expenses totaled $176.6 million, up $15.5 million or 10 percent from the previous year. Major causes for the increase were the inclusion of an acquisition for a full year plus additional sales branches and distribution expenses in the aftermarket.

Income from operations
----------------------

     Income from operations of $113.3 million for fiscal 1999 compare with $117.5 million for the prior period. The 4-percent decline is principally a result of start-up inefficiencies at new production facilities located in Europe and higher SG&A costs from including the Core Holdings acquisition for six months of the current year.

     In fiscal 1998, income from operations was $117.5 million, up $16.6 million or 16 percent. European operations, strong activity in the North American truck market, and lower material costs account for the majority of this increase.

     Fiscal-1997 income from operations was $100.9 million, up
$6.6 million or 7 percent. The improvement was primarily due to reduction in material prices and to cost improvements.

               Consolidated statements of earnings

                                      (In thousands, except per-share amounts)
------------------------------------------------------------------------------
For the years ended March 31                  1999         1998        1997
------------------------------------------------------------------------------
Net sales                                  $1,111,447   $1,040,418   $999,046
Cost of sales                                 801,520      739,619    721,626
                                           -----------------------------------
Gross profit                                  309,927      300,799    277,420
Selling, general, and administrative
   expenses                                   196,636      183,323    176,552
                                           -----------------------------------
Income from operations                        113,291      117,476    100,868
Interest expense                               (5,722)      (4,010)    (4,972)
Other income -- net                            10,501        2,506      1,887
                                           -----------------------------------
Earnings before income taxes                  118,070      115,972     97,783
Provision for income taxes                     44,127       43,501     34,020
                                           -----------------------------------
Net earnings                               $   73,943   $   72,471   $ 63,763
                                           ===================================
Net earnings per share of common stock:
 Basic                                          $2.50        $2.44      $2.14
 Assuming dilution                              $2.46        $2.39      $2.10
                                           -----------------------------------

The notes to consolidated financial statements are an integral part of these statements.

Interest expense
----------------

     Interest expense of $5.7 million increased $1.7 million over fiscal 1998. The increase is the result of increased borrowing used to provide financing for the Core Holdings acquisition, the equity investment in the Brazilian joint venture, and construction projects in Europe and North America. The increased borrowing was partially offset by improved borrowing rates.

     Fiscal-1998 interest expense was $4.0 million, down $1.0 million or 19 percent from the prior year. Lower interest rates caused this reduction.

     Fiscal-1997 interest expense was $5.0 million, down $1.8 million or 27 percent from the prior year. Reduced debt and lower interest rates allowed this decrease to occur.

Other income, net
-----------------

     In fiscal 1999, other income of $10.5 million was $8.0 million more than the prior period. Patent royalty income increased $3.7 million, combined with $3.9 million received following the earlier sale of a nonstrategic, copper-tubing facility.

     Other income for fiscal 1998 was $2.5 million, which was $0.6 million more than 1997. This increase was due primarily to increases in royalty income.

     For fiscal 1997, other income was $1.9 million, which was $9.8 million less than the prior year, primarily due to a gain of $5.0 million in fiscal 1996 from the sale of the company's copper-tubing plant and to gains on the sale of other equipment.

Provision for income taxes
--------------------------

     The 37.4-percent effective tax rate for fiscal 1999 compares with a 37.5-percent rate for fiscal-year 1998. Higher state taxes, net of federal benefit, were more than offset by reduced taxation on non-U.S. earnings and losses and other changes.

     The effective tax rate for fiscal 1998 was 37.5 percent, up
2.7 percentage points from fiscal 1997, due primarily to higher tax rates on increased foreign earnings. Also, the use of tax losses carried forward and utilized in prior years in certain European operations resulted in an increased tax rate in fiscal 1998.

     For fiscal 1997, the effective tax rate was 34.8 percent, down 3.3 percentage points from the prior year. The major cause for this reduction was utilization of tax losses carried forward from prior years in Modine's European operations.

Net earnings
------------

     For the year ended March 31, 1999, net earnings were $73.9 million ($2.46 per diluted share), a $1.4-million or 2-percent improvement over last year's $72.5 million ($2.39 per diluted share). Return on average shareholders' investment (ROE) was 17 percent in 1999. As a percent of sales, fiscal 1999 net earnings were 7 percent, similar to the prior year.

     Net earnings in fiscal 1998 were $72.5 million, representing
7 percent of sales and an 18-percent return on average shareholders' investment (ROE). This is an increase of $8.7 million or 14 percentage points over fiscal 1997. Improved European operations, higher North American truck-market sales, and lower material costs were the major causes of this improvement.

     Fiscal-1997 net earnings of $63.8 million -- 6 percent of sales and a 17-percent ROE -- were up 4 percent or $2.4 million from the previous fiscal year. Lower material costs and other cost improvements were the primary causes. The prior fiscal year included $3.1 million, or approximately 10 cents per diluted share, relating to a gain on the sale of the copper-tubing business.


Management's discussion of financial position
---------------------------------------------

Current assets
--------------

     Cash and cash equivalents increased by $12.8 million to $49.2 million. Refer to the sources and uses of funds detail in the accompanying statement of cash flows.

     Trade receivables, net of allowances for doubtful accounts, at $182.9 million, were up $20.7 million due to increased sales levels and the addition of Core Holdings, Inc., in fiscal 1999.

     Inventories increased by $26.3 million to $178.9 million to support higher sales levels and reflect the addition of Core
Holdings, Inc.

     The current ratio of 1.8-to-1 declined slightly from last year's 2-to-1. An increase in short-term debt used to finance production-facility expansion and the Core Holdings, Inc., acquisition contributed to the decline.

Noncurrent assets
-----------------

     Net property, plant, and equipment of $303.8 million increased by $55.5 million due to capital expenditures of $90.9 million, primarily relating to production-facility expansions in Europe and the construction of the new Technical Center in Racine, Wisconsin.

     Investment in affiliates increased $16.0 million in the current year due to a 50-percent equity investment in Radiadores Visconde, Ltda., in Brazil and to the newly formed joint venture with Daikin Industries, Ltd., in Virginia. See Note 10 of the company's annual report for additional information.

     Intangible assets of $80.4 million were $21.1 million higher than last year, largely as a result of the purchase of Core Holdings, Inc.
     Deferred charges and other noncurrent assets of $54.1 million increased $4.3 million over the prior period, primarily a result of a $3.9-million increase to the surplus in the company's over-funded pension plans.

Current liabilities
-------------------

     Short-term debt and the current portion of long-term debt, totaling $73.8 million, increased in net by $50.1 million, mainly due to short-term borrowing in Europe and North America for the financing of the Core Holdings, Inc., acquisition and for construction projects.

     Accounts payable increased by $13.1 million to $97.4 million, primarily from the effect of supporting a higher sales level and the recent Core Holdings, Inc., acquisition.

Noncurrent liabilities
----------------------

     Long-term debt increased by $54.3 million to $143.8 million at year-end as a result of financing for the Core Holdings, Inc., acquisition, the investment in the Brazilian joint venture, and facility expansions in North America and Europe.

     Long-term debt was 32 percent of shareholders' investment. Total debt to equity was 48.0 percent, up 21.2 percentage points from fiscal 1998.

Shareholders' investment
------------------------

     Total shareholders' investment of $453.2 million increased $30.7 million over the prior period. The major change was in retained earnings, which benefited from net earnings of $73.9 million (less dividends paid of $24.8 million).

     Accumulated other comprehensive loss of $18.3 million increased $10.2 million over the prior year. The most significant component was the foreign-currency-translation adjustment, which increased $9.8 million. European currencies, which strengthened against the dollar during the year, were more than offset by substantial translation losses recorded on the company's equity investment in its Brazilian affiliate.

     During fiscal 1999, $15.2 million was expended to acquire 418,000 treasury shares, while $8.0 million of treasury stock (279,000 shares) was used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans.

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

     Book value per share increased by $1.11 during the year to $15.35, a 13-percent compound annual growth rate for the last five years.

                 Consolidated balance sheets

                                 (In thousands, except per-share amounts)
-------------------------------------------------------------------------
March 31                                              1999        1998
-------------------------------------------------------------------------

Assets
Current assets:
--------------
Cash and cash equivalents                           $ 49,163    $ 36,410
Trade receivables, less allowance for
   doubtful accounts of $3,749 and $4,585            182,910     162,177
Inventories                                          178,949     152,674
Deferred income taxes and other current assets        42,074      41,922
                                                    --------    --------
   Total current assets                              453,096     393,183
                                                    --------    --------
Noncurrent assets:
-----------------
Property, plant, and equipment -- net                303,764     248,253
Investment in affiliates                              24,327       8,376
Goodwill and other intangible assets -- net           80,411      59,355
Deferred charges and other noncurrent assets          54,141      49,857
                                                    --------    --------
   Total noncurrent assets                           462,643     365,841
                                                    --------    --------
     Total assets                                   $915,739    $759,024
                                                    ========    ========
Liabilities and shareholders' investment
Current liabilities:
-------------------
Short-term debt                                     $ 68,998    $ 20,878
Long-term debt -- current portion                      4,766       2,835
Accounts payable                                      97,443      84,345
Accrued compensation and employee benefits            48,869      48,081
Income taxes                                           9,694      10,073
Accrued expenses and other current liabilities        26,825      26,516
                                                    --------    --------
   Total current liabilities                         256,595     192,728
                                                    --------    --------
Noncurrent liabilities:
----------------------
Long-term debt                                       143,838      89,587
Deferred income taxes                                 20,533      14,258
Other noncurrent liabilities                          41,554      39,976
                                                    --------    --------
   Total noncurrent liabilities                      205,925     143,821
                                                    --------    --------
     Total liabilities                               462,520     336,549
                                                    --------    --------

Shareholders' investment:
------------------------
Preferred stock, $0.025 par value, authorized
   16,000 shares, issued--none                            --          --
Common stock, $0.625 par value, authorized
   80,000 shares, issued 30,342 shares                18,964      18,964
Additional paid-in capital                            13,543      12,384
Retained earnings                                    469,142     423,001
Accumulated other comprehensive loss                 (18,341)     (8,102)
Treasury stock at cost: 817 and 678 common
   shares                                            (28,198)    (20,977)
Restricted stock -- unamortized value                 (1,891)     (2,795)
                                                    --------    --------
     Total shareholders' investment                  453,219     422,475
                                                    --------    --------
     Total liabilities and shareholders'
         investment                                 $915,739    $759,024
                                                    ========    ========


The notes to consolidated financial statements are an integral part of these statements.

Management's discussion of cash flows
-------------------------------------

Net cash provided by operating activities
-----------------------------------------

     Net cash provided by operating activities in fiscal 1999 was $105.2 million, up $2.2 million from the prior year. Items contributing to the overall change were higher earnings and positive noncash adjustments in deferred income taxes and depreciation and amortization. These increases were offset in part as working-capital requirements grew from increased sales volume and the post-acquisition impact of the United States aftermarket expansion.

     Net cash from operating activities in fiscal 1998 was $102.9 million, up $2.7 million from the prior year mainly as a result of higher earnings. Working-capital requirements grew as a result of the increased sales volume and its net effect on receivables, inventory, and payables.

     Net cash from operating activities in fiscal 1997 was $100.2 million, up $15.6 million from the prior year as a result of higher earnings and significantly higher noncash adjustments, which were impacted in the prior year by the gains on sales of a business and other assets. Also, depreciation was higher and earnings from affiliates, net of dividends received, were lower. Working capital demands were also lower than in fiscal 1996.

Capital expenditures
--------------------

     Capital expenditures for fiscal 1999 were $90.9 million, $10.2 million higher than in fiscal 1998, reflecting: ongoing construction and equipment costs associated with the completion of the Racine Technical Center, continuing expansion and upgrading of our European facilities, and building-improvement projects, process improvements, tooling for new products, and equipment purchases at existing facilities in North America and Europe.

     Capital expenditures for fiscal 1998 were $80.7 million, $26.2 million higher than in fiscal 1997, reflecting:
construction of the Racine Technical Center, upgrading and expanding European facilities, and process improvements at North
American plants.

     Capital expenditures for fiscal 1997 were $54.5 million, slightly lower than the prior year, and included significant capital improvements and expansions, including a new facility in South Carolina and several projects in Europe.

Acquisitions and investments in affiliates
------------------------------------------

     During fiscal 1999, Modine acquired Core Holdings, Inc., of Orlando, Florida, an aftermarket wholesale distributor specializing in complete lines of vehicular engine-cooling and air-conditioning systems products. The cash cost of the acquisition was $19.8 million, net of cash acquired, and promissory notes to the sellers of $3.9 million. Investments in affiliates during the year consisted of the purchase of a 50-percent interest in Radiadores Visconde, Ltda., a Brazilian heat-transfer company based in S<o Paulo, Brazil, for $16.2 million in cash and a $10.0-million promissory note to the sellers. Modine also formed a new joint-venture company with Daikin Industries, Ltd., that will manufacture a new line of packaged, rooftop, air-conditioning products. Investments made through year-end in Daikin-Modine, Inc., totaled $1.5 million. See Note 10 to the consolidated financial statements for further detail.

     During fiscal 1998, Modine acquired 100 percent of the assets of Sun Technology Corporation of Shelby Township, Michigan, a manufacturer of infrared heaters. The cash cost of the acquisition was $2.6 million, net of cash acquired and a promissory note to the seller for $0.3 million. See Note 10 to the consolidated financial statements for further detail.

     In fiscal 1997, Modine acquired a 41.3-percent equity interest in Constructions M_caniques Mota, S.A., an oil-cooler manufacturer in France. The cost of the investment was $4.2 million. See Note 10 to the financial statements for further detail.

Changes in debt: short- and long-term
-------------------------------------

     Overall, company debt increased by $72.0 million. New borrowings include short- and long-term debt used to provide financing for acquisitions, equity investments in affiliates, and construction projects in Europe and North America. Reductions in long-term debt resulted from refinancing existing bank debt in Europe with governmental loans at more-favorable interest rates, prepayment of an industrial revenue bond in the United States, and regularly scheduled repayments.

     In fiscal 1998, company debt increased by $17.1 million. New borrowings included short-term debt to provide financing for construction projects in Europe and North America. Also, maturing debt was refinanced with long-term borrowing.

     During fiscal 1997, company debt increased by $1.9 million. This increase included borrowings in French francs, for the equity investment during the year, and some additional borrowings in Germany and The Netherlands relative to facility expansion. These borrowings were nearly offset by $15.7 million in repayments of long-term debt and an $8.3-million repayment of short-term debt.

Treasury stock
--------------

     Treasury stock activity is detailed in Management's discussion of financial position and Note 16 to the consolidated financial statements.

Dividends paid
--------------

     Dividends for fiscal 1999 totaled $24.8 million, or 84 cents per share. This represented an increase of 8 cents per share over the previous year. Dividends in fiscal 1998 and 1997 were $22.6 and $20.3 million, respectively, representing rates of 76 and 68 cents per share, respectively, and those dividends increased 8 cents per share each year over the previous year.

                 Consolidated statements of cash flows

                                                 (In thousands)
--------------------------------------------------------------------------------
For the years ended March 31                         1999       1998       1997
--------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------
 Net earnings                                     $ 73,943   $ 72,471   $ 63,763
 Adjustments to reconcile net earnings with
  cash provided by operating activities:
   Depreciation and amortization                    44,183     41,767     41,504
   Pensions                                         (2,465)    (2,256)    (2,275)
   Loss from disposition of property,
     plant, and equipment                              123        837      1,038
   Deferred income taxes                             5,652        (91)    (1,452)
   Provision for losses on accounts receivable        (855)       497       (866)
   Undistributed earnings of affiliates, net
     of dividends received                             841        679         51
   Other -- net                                      1,576      2,884      1,184
                                                  ------------------------------
                                                   122,998    116,788    102,947
                                                  ------------------------------
   Change in operating assets and liabilities
    excluding acquisitions:
    Trade receivables                              (15,100)   (16,526)    (7,851)
    Inventories                                     (6,789)   (13,236)     3,889
    Deferred income taxes and other current
      assets                                         4,661     (2,781)    (2,725)
    Accounts payable                                 4,819     13,855     (1,819)
    Accrued compensation and employee benefits        (715)     3,724      2,611
    Income taxes                                    (2,234)     3,081     (1,000)
    Accrued expenses and other current
      liabilities                                   (2,469)    (1,977)     4,178
                                                  ------------------------------
Net cash provided by operating activities          105,171    102,928    100,230
                                                  ------------------------------

Cash flows from investing activities:
------------------------------------
   Expenditures for property, plant,
     and equipment                                 (90,860)   (80,682)   (54,529)
   Acquisitions, net of cash acquired              (19,826)    (2,604)    (1,629)
   Proceeds from dispositions of assets                524      1,927        881
   Investments in affiliates                       (17,687)        --     (4,236)
   Increase in deferred charges and other
     noncurrent assets                                (895)    (1,003)    (1,805)
   Other -- net                                       (150)      (200)       (62)
                                                  ------------------------------
Net cash used for investing activities            (128,894)   (82,562)   (61,380)
                                                  ------------------------------

Cash flows from financing activities:
------------------------------------
   Increase/(decrease) in short-term
     debt -- net                                    48,112     18,597     (8,330)
   Additions to long-term debt                      46,810     27,102     25,925
   Reductions of long-term debt                    (22,924)   (28,607)   (15,681)
   Issuance of common stock, including
     treasury stock                                  5,054      4,567      4,265
   Purchase of treasury stock                      (15,203)   (16,990)    (6,832)
   Cash dividends paid                             (24,832)   (22,605)   (20,292)
   Other -- net                                         --         --       (347)
                                                  ------------------------------
Net cash provided by/(used for) financing
 activities                                         37,017    (17,936)   (21,292)
                                                  ------------------------------
Effect of exchange-rate changes on cash               (541)      (842)      (694)
                                                  ------------------------------
Net increase in cash and cash equivalents           12,753      1,588     16,864
Cash and cash equivalents at beginning of year      36,410     34,822     17,958
                                                  ------------------------------
Cash and cash equivalents at end of year          $ 49,163   $ 36,410   $ 34,822
                                                  ==============================

Cash paid during the year for:
   Interest, net of amounts capitalized           $  4,948   $  4,434   $  5,035
   Income taxes                                     37,071     37,715     34,428
                                                  ------------------------------

The notes to consolidated financial statements are an integral part of these statements.

                Consolidated statements of shareholders' investment

                                                                            (In thousands, except per-share amounts)
---------------------------------------------------------------------------------------------------------------------
                                                                      Accumulated              Restricted-
For the years                                Additional                  other                    stock
ended March 31,                     Common    paid-in     Retained   comprehensive   Teasury   unamortized
1999, 1998, 1997                    Stock     capital     earnings   income/(loss)    stock       value      Total
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1996            $18,964    $ 9,143     $339,193     $  3,435     $(17,607)   $(3,708)    $349,420
Net earnings                            --         --       63,763           --           --         --       63,763
Other comprehensive (loss):
 Foreign-currency translation           --         --           --       (6,451)          --         --       (6,451)
Total comprehensive income              --         --           --           --           --         --       57,312
Cash dividends, $0.68 per share         --         --      (20,292)          --           --         --      (20,292)
Purchase of treasury stock              --         --           --           --       (6,832)        --       (6,832)
Stock options and awards
 including related tax benefits         --        603       (3,627)          --        6,299     (1,297)       1,978
Employee stock purchase and
 ownership plans                        --         14         (297)          --        3,191         --        2,908
Amortization of deferred
 compensation under
 restricted stock plans                 --         --           --           --           --      1,194        1,194
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1997             18,964      9,760      378,740       (3,016)     (14,949)    (3,811)     385,688
---------------------------------------------------------------------------------------------------------------------
Net earnings                            --         --       72,471           --           --         --       72,471
Other comprehensive (loss):
 Foreign-currency translation           --         --           --       (5,086)          --         --       (5,086)
Total comprehensive income              --         --           --           --           --         --       67,385
Cash dividends, $0.76 per share         --         --      (22,605)          --           --         --      (22,605)
Purchase of treasury stock              --         --           --           --      (16,990)        --      (16,990)
Stock options and awards
 including related tax benefits         --      2,583       (5,585)          --       10,736       (798)       6,936
Employee stock purchase and
 ownership plans                        --         41          (20)          --          226         --          247
Amortization of deferred
 compensation under
 restricted stock plans                 --         --           --           --           --      1,814        1,814
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998             18,964     12,384      423,001       (8,102)     (20,977)    (2,795)     422,475
---------------------------------------------------------------------------------------------------------------------

Net earnings                            --         --       73,943           --           --         --       73,943
Other comprehensive (loss):
 Foreign-currency translation           --         --           --       (9,831)          --         --       (9,831)
 Minimum pension liability              --         --           --         (408)          --         --         (408)
Total comprehensive income              --         --           --           --           --         --       63,704
Cash dividends, $0.84 per share         --         --      (24,832)          --           --         --      (24,832)
Purchase of treasury stock              --         --           --           --      (15,203)        --      (15,203)
Stock options and awards
 including related tax benefits         --        882       (2,970)          --        6,165        (11)       4,066
Employee stock purchase and
 ownership plans                        --        277           --           --        1,817         --        2,094
Amortization of deferred
 compensation under
 restricted stock plans                 --         --           --           --           --        915          915
---------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999            $18,964    $13,543     $469,142     $(18,341)    $(28,198)   $(1,891)    $453,219
---------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

Notes to consolidated financial statements
------------------------------------------

note 1  Significant accounting policies
---------------------------------------

     Basis of presentation: The financial statements are prepared
     ---------------------
in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining the company's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

     Consolidation principles: The consolidated financial
     ------------------------
statements include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to the company's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership exceeds 20 percent are accounted for by the equity method. The investments are stated at cost plus a proportionate share of the undistributed net income. The company's share of the affiliates' net income is reflected in net earnings.

     Translation of foreign currencies: Assets and liabilities of
     ---------------------------------
foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an other-comprehensive-income item, included in shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign-currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign-exchange options and forward
     ---------------------
contracts on foreign currencies are entered into by the company as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Income taxes: Deferred tax liabilities and assets are
     ------------
determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Earnings per share: In fiscal 1998, the company adopted
     ------------------
Statement of Financial Accounting Standards (SFAS) No. 128,

OEarnings per Share.O Accordingly, basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. All prior-period amounts have been restated for comparable purposes. Also see Note 6.

     Cash equivalents: For purposes of the cash flows statement,
     ----------------
the company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

     The company monitors events or changes in circumstances for long-lived assets, which may result in the carrying amount of the assets exceeding the sum of the expected future cash flows associated with such assets. The measurement of any impairment losses to be recognized is to be based on the difference between the fair values and the carrying amounts of the assets.

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

     Stock-based compensation: Stock-based compensation is
     ------------------------
recognized using the intrinsic value method. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of the company stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 18.

     Comprehensive income: In fiscal 1999, the company adopted
     --------------------
SFAS No. 130, "Reporting Comprehensive Income," which requires presentation of comprehensive income and its separate components in the financial statements.

     Pensions and other postretirement benefits: In fiscal 1999,
     ------------------------------------------
the company adopted SFAS No. 132, "Employers' Disclosures About
Pensions and Other Postretirement Benefits," which revises disclosures about pension and other postretirement benefit plans.
Also see Note 3.

     Segment and geographic information: In fiscal 1999, the
     ----------------------------------
company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," which revises reporting and disclosure requirements for operating segments. Also see Note 19.

     Accounting principles to be adopted: In 1998, the Financial
     -----------------------------------
Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains, or losses depends on the intended use of the derivative and its resulting designation. The statement is effective for fiscal years beginning after June 15, 1999. The company will adopt SFAS No. 133 beginning April 1, 2000. Adoption of this statement is not expected to have a material effect on the company's financial position or results of operations.

     Reclassifications: Certain prior-year amounts have been
     -----------------
reclassified to conform with the current-year presentation.

note 2  Research and development costs
--------------------------------------

     Research and development costs charged to operations totaled
$18,252,000 in fiscal 1999, $16,816,000 in fiscal 1998, and
$16,804,000 in fiscal 1997.

note 3  Pension and other postretirement benefit plans
------------------------------------------------------

     Pensions: The company has several noncontributory, defined-
     --------
benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Funding policy for domestic, qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Plan assets principally consist of equity and fixed-income securities. As of March 31, 1999 and 1998, the plans held 1,420,000 and 1,624,000 shares, respectively, of Modine common stock.

     The company's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $18,220,000, $15,235,000, and $1,178,000, respectively, as of March 31, 1999, and $15,679,000, $12,831,000, and $1,063,000,
respectively, as of March 31, 1998.

     The company has several, qualified, defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of the company's contributions to the plans (including stock-purchase plans discussed in Note 18) for fiscal 1999, 1998, and 1997 were $6,831,000, $6,666,000, and $6,424,000, respectively.

     Other postretirement plans: The company and certain of its
     --------------------------
domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. The company periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on the company's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of the company's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

     The change in benefit obligations and plan assets as well as the funded status of the company's pension and other postretirement plans were as follows:

                                                               (In thousands)
------------------------------------------------------------------------------
                                      Pensions            Other postretirement
                                -------------------      ---------------------
Years ended March 31              1999       1998          1999        1998
------------------------------------------------------------------------------
Change in benefit
 obligation:
 Benefit obligation at
  beginning of year             $137,090   $122,641      $ 22,706    $ 22,501
 Service cost                      5,567      5,280           327         310
 Interest cost                    10,299      9,625         1,626       1,624
 Plan amendments                     344        819            --          --
 Actuarial loss                    7,302      5,866           974          --
 Benefits paid                    (4,945)    (6,345)       (2,234)     (2,098)
 Contribution by plan
  participants                        --         --           417         369
 Currency-translation
  adjustment                          97       (796)           --          --
------------------------------------------------------------------------------
  Benefit obligation at
   end of year                  $155,754   $137,090      $ 23,816    $ 22,706
------------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets
  at beginning of year          $188,762   $161,058      $     --    $     --
 Actual return on plan
  assets                          10,485     29,388            --          --
 Employer contributions            2,218      4,661         1,817       1,729
 Expected contribution
  by plan participants                --         --           417         369
 Benefits paid                    (4,945)    (6,345)       (2,234)     (2,098)
 Currency-translation
  adjustment                        (124)        --            --          --
------------------------------------------------------------------------------
  Fair value of plan
   assets at end of year        $196,396   $188,762      $     --    $     --
------------------------------------------------------------------------------
Funded status:
 Funded status at end
  of year                       $ 40,642   $ 51,672      $(23,816)   $(22,706)
 Unrecognized net
  (gain)/loss                     (6,060)   (19,341)           42      (1,041)
 Unrecognized prior
  service cost                     2,306      2,305        (2,564)     (3,036)
 Unrecognized net
  transition obligation              663        751            --          --
------------------------------------------------------------------------------
  Net amount
   recognized                   $ 37,551   $ 35,387      $(26,338)   $(26,783)
------------------------------------------------------------------------------

Amounts recognized
 in the balance sheet
 consist of:
 Prepaid benefit cost           $ 51,606   $ 47,559      $     --    $     --
 Accrued benefit liability       (15,526)   (12,977)      (26,338)    (26,783)
 Intangible asset                    991        805            --          --
 Accumulated other
  comprehensive
  income                             480         --            --          --
------------------------------------------------------------------------------
  Net amount
   recognized                   $ 37,551   $ 35,387      $(26,338)   $(26,783)
------------------------------------------------------------------------------

     Cost for the company's pension and other postretirement benefit plans include the following components:

                                                            (In thousands)
---------------------------------------------------------------------------
Years ended March 31                        1999       1998        1997
---------------------------------------------------------------------------
Pensions:
Components of net periodic
 benefit cost (gain):
 Service cost                            $  5,567    $  5,280   $  4,912
 Interest cost                             10,299       9,625      8,497
 Expected return on plan assets           (16,433)    (14,925)   (12,354)
 Amortization of:
  Unrecognized net loss (gain)               (117)        108     (1,899)
  Unrecognized prior service cost             340         437        372
  Unrecognized net obligation (asset)         213        (288)      (506)
---------------------------------------------------------------------------
   Net periodic benefit cost (gain)      $   (131)   $    237   $   (978)
---------------------------------------------------------------------------
Other postretirement plans:
Components of net periodic
 benefit cost
 Service cost                            $   327     $   310    $   323
 Interest cost                             1,626       1,624      1,653
 Amortization of:
  Unrecognized net (gain)                   (109)        (87)       (50)
  Unrecognized prior service cost           (473)       (473)      (473)
---------------------------------------------------------------------------
   Net periodic benefit cost             $  1,371    $ 1,374    $ 1,453
---------------------------------------------------------------------------

     The following weighted-average assumptions were used to determine the company's obligation under the plans:

---------------------------------------------------------------------------
Years ended March 31                      1999                1998
                                    ----------------   -----------------
                                     U.S.    Foreign     U.S.    Foreign
                                    plans     plans     plans     plans
---------------------------------------------------------------------------
Pensions:
Discount rate                        7.0%      7.1%      7.5%      7.8%
Expected return on plan assets       9.0%     15.4%      9.0%     12.5%
Rate of compensation increase        4.5%      3.0%      5.0%      3.6%
---------------------------------------------------------------------------
Postretirement plans:
Discount rate                        7.0%                7.5%
Rate of compensation increase        4.5%                5.5%
---------------------------------------------------------------------------

     With regards to the postretirement plans, for measurement purposes, a 6.0-percent healthcare-cost trend rate was assumed for fiscal year 2000 for pre-65 benefits and 5.0 percent for post-65 benefits. Pre-65 trend rates were assumed to decrease to 5.0 percent in fiscal 2001 and remain at that level thereafter.

     Assumed healthcare-cost trend rates affect the amounts reported for the healthcare plan. A one-percentage-point change in assumed healthcare-cost trend rates would have the following effects:

                                                          (In thousands)
-------------------------------------------------------------------------
                                                     One percentage point
                                                     --------------------
Year ended March 31, 1999                            increase    decrease
-------------------------------------------------------------------------
Effect on total of service and interest cost             $82      $(103)
Effect on post-retirement benefit obligation           1,231     (1,457)
-------------------------------------------------------------------------

note 4  Leases
--------------

     The company leases various facilities and equipment. Rental expense under operating leases totaled $12,618,000 in fiscal
1999, $10,912,000 in fiscal 1998, and $11,876,000 in fiscal 1997.

     Future minimum rental commitments at March 31, 1999, under noncancelable leases were:

                                                       (In thousands)
-------------------------------------------------------------------------
Years ending March 31
-------------------------------------------------------------------------
2000                $8,012             2003                     $   927
2001                 5,156             2004                         727
2002                 2,251             2005 and beyond            2,039
-------------------------------------------------------------------------
Total future minimum rental commitments                         $19,112
-------------------------------------------------------------------------

note 5  Income taxes
--------------------

     The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:

                                                          (In thousands)
---------------------------------------------------------------------------
Years ended March 31                   1999       1998       1997
---------------------------------------------------------------------------
Components of earnings before
 income taxes:
 United States                      $ 98,945   $ 83,342    $88,406
 Foreign                              19,125     32,630      9,377
---------------------------------------------------------------------------
   Total earnings before
    income taxes                    $118,070   $115,972    $97,783
---------------------------------------------------------------------------
Income tax expense:
 Federal:
  Current                           $ 22,983   $ 26,913    $25,171
  Deferred                             4,995        (55)       265
 State:
  Current                              4,836      4,008      3,769
  Deferred                               497         22        134
 Foreign:
  Current                              9,595     12,506      6,692
  Deferred                             1,221        107     (2,011)
---------------------------------------------------------------------------
   Totals charged to earnings       $ 44,127   $ 43,501    $34,020
---------------------------------------------------------------------------

     Income-tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory U.S.
federal income-tax rate as a result of the following:

---------------------------------------------------------------------------
Years ended March 31                      1999      1998      1997
---------------------------------------------------------------------------
Statutory federal tax                    35.0%     35.0%     35.0%
State taxes, net of federal benefit       3.0       2.3       2.6
Taxes on non-U.S. earnings
 and losses                              (0.2)      0.2      (2.2)
Other                                    (0.4)       --      (0.6)
---------------------------------------------------------------------------
   Effective tax rate                    37.4%     37.5%     34.8%
---------------------------------------------------------------------------

     The significant components of deferred income-tax expense attributable to earnings before income taxes are as follows:

                                                        (In thousands)
---------------------------------------------------------------------------
Years ended March 31              1999       1998       1997
---------------------------------------------------------------------------
Pensions                        $1,294     $1,617     $ 1,473
Depreciation                     2,023      1,201         627
Inventories                       (148)       432         161
Employee benefits                  817     (1,357)       (994)
Other                            2,727     (1,819)     (2,879)
---------------------------------------------------------------------------
   Totals charged to earnings   $6,713     $   74     $(1,612)
---------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                          (In thousands)
--------------------------------------------------------------------------
March 31                                                 1999        1998
--------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                                   $ 1,079     $ 1,421
 Inventories                                             4,488       3,401
 Plant and equipment                                       566       1,127
 Employee benefits                                      19,278      20,067
 Net operating-loss and tax-credit carry-forwards        7,553       6,144
 Other                                                   6,867       7,380
                                                       -------------------
   Total gross deferred assets                          39,831      39,540
   Less valuation allowance                              5,154       3,947
                                                       -------------------
   Net deferred tax assets                              34,677      35,593
                                                       -------------------
Deferred tax liabilities:
 Pension                                                20,034      18,585
 Plant and equipment                                    11,046       9,376
 Other                                                   2,311       1,497
                                                       -------------------
   Total gross deferred tax liabilities                 33,391      29,458
--------------------------------------------------------------------------
   Net deferred tax asset                              $ 1,286     $ 6,135
--------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1998, was $3,947,000. The allowance increased by $1,207,000 during the year and relates primarily to certain, foreign, net-operating-loss carryforward activities.

     At March 31, 1999, the company had tax-loss carry-forwards of $15,924,000 existing in jurisdictions outside the United States. If not utilized against taxable income, $293,000, $439,000, and $538,000 of tax losses will expire in 2001, 2002, and 2005 respectively. The remaining $14,654,000 of tax losses have no time limit.

     The undistributed earnings of certain foreign subsidiaries and joint-venture companies totaled $85,180,000 as of March 31,

1999. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

note 6  Earnings per share
--------------------------

     The computational components of basic and diluted earnings per share are as follows:

                                 (In thousands, except per-share amounts)
--------------------------------------------------------------------------
Years ended March 31                         1999      1998      1997
--------------------------------------------------------------------------
Net earnings per share of
 common stock:
 Basic                                       $2.50     $2.44     $2.14
 Assuming dilution                            2.46      2.39      2.10
Numerator:
 Net earnings available to
  common shareholders                      $73,943   $72,471   $63,763
Denominator:
 Weighted average shares
  outstanding -- basic                      29,579    29,726    29,833
 Effect of dilutive securities --
  options                                      436       563       520
                                           ---------------------------
 Weighted average shares
  outstanding -- assuming dilution          30,015    30,289    30,353
There were outstanding options
to purchase common stock
excluded from the dilutive
calculation because their prices
exceeded the average market
price for the earnings statement
periods as follows:
Average market price per share              $32.57    $32.63    $26.27
Number of shares                               645       318       516
--------------------------------------------------------------------------

note 7  Cash and cash equivalents
---------------------------------

     Under the company's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately
$9,814,000, $10,002,000, and $10,732,000 at March 31, 1999, 1998,
and 1997, respectively.

     All the short-term investments at March 31, 1999, 1998, and 1997, were of a duration of less than three months and were treated as cash equivalents, which approximate fair value.

note 8  Inventories
-------------------

     Inventories include:

                                             (In thousands)
-------------------------------------------------------------
March 31                          1999         1998
-------------------------------------------------------------
Raw materials                   $ 40,529     $ 41,164
Work in process                   41,863       41,231
Finished goods                    96,557       70,279
-------------------------------------------------------------
   Total inventories            $178,949     $152,674
-------------------------------------------------------------

note 9  Property, plant, and equipment
--------------------------------------

     Property, plant, and equipment is composed of:

                                                      (In thousands)
---------------------------------------------------------------------
March 31                       Depreciable lives      1999      1998
---------------------------------------------------------------------
Land                                          --   $  7,922  $  6,016
Buildings and improvements           10-40 years    147,153   119,517
Machinery and equipment               3-12 years    304,659   268,157
Office equipment                      5-14 years     40,803    36,584
Transportation equipment               3-7 years     17,817    17,181
Construction in progress                      --     76,292    63,413
                                                   ------------------
                                                    594,646   510,868
Less accumulated depreciation                       290,882   262,615
---------------------------------------------------------------------
Net property, plant, and equipment                 $303,764  $248,253
---------------------------------------------------------------------

     Depreciation expense was $37,411,000, $35,192,000, and $35,288,000 for the fiscal years ended 1999, 1998, and 1997, respectively.

note 10  Acquisitions and equity investments
--------------------------------------------

     In the first quarter of fiscal 1999, the company formed a joint-venture company with Daikin Industries, Ltd. Through March 31,1999, the company has made investments of $1,500,000. The 50-percent-owned joint venture, Daikin-Modine, Inc., will manufacture a new line of packaged, rooftop, air-conditioning products using state-of-the-art technology, including Modine's patented PF (parallel flow) heat exchangers. The results of operations are included in the consolidated financial statements under the equity method.

     On August 6, 1998, the company, through its wholly owned subsidiary Modine Do Brasil, Ltda., purchased a 50-percent interest in Radiadores Visconde, Ltda., a Brazilian heat-transfer company based in S<o Paulo, Brazil. Visconde produces heat-exchanger components, assemblies, and modules primarily for the aftermarket but also for sale to original-equipment customers in the truck, engine, agricultural-tractor, hydraulic-system, compressor, marine, construction-equipment, power-generator, and industrial markets. The purchase price of $26,187,000 was financed through a combination of cash provided by operations, new borrowing under the increased revolver, and a promissory note in the amount of $10,000,000 to the sellers. Goodwill recorded as part of the investment was $17,536,000 and is being amortized on a straight-line basis over 15 years. The investment is being accounted for under the equity method using a one-month reporting delay.

     On October 6, 1998, the company finalized the acquisition of Core Holdings, Inc., of Orlando, Florida, an aftermarket wholesale distributor specializing in complete lines of vehicular engine-cooling and air-conditioning systems products. The acquisition purchase price was $24,300,000. The transaction was financed with cash, existing short-term borrowing facilities, and $3,921,000 of promissory notes to the sellers. The investment is accounted for using the purchase method. Goodwill, recognized as a result of the acquisition, was $25,261,000 and is being amortized on a straight-line basis over 15 years. The results of operations are included in the consolidated financial statements since the effective date of the acquisition.

     Details of businesses acquired and equity investment transactions were as follows:

                                                       (In thousands)
---------------------------------------------------------------------
Year ended March 31                                          1999
---------------------------------------------------------------------
Value of assets acquired, including intangibles,
 excluding cash acquired of $543                           $53,620
Liabilities assumed and created                            (43,794)
Equity investment in affiliates                             27,687
---------------------------------------------------------------------
   Net cash paid for acquisitions and equity investments   $37,513
---------------------------------------------------------------------

     Effective January 1, 1998, the company acquired the business, assets, and certain liabilities of Sun Technology Corporation, located in Shelby Township, Michigan. Sun Technology manufactures Ray-Tec infrared heaters for commercial, industrial, and residential buildings. The acquisition purchase price of $3,173,000 was paid for with cash and a promissory note for $320,000. Goodwill created by the acquisition was $2,226,000 and is being amortized over 15 years on a straight-line basis. The investment is being accounted for by the purchase method. The results of operations are included in the consolidated financial statements since the date of acquisition.

     On October 31, 1996, the company, through its wholly owned subsidiary, Modine GmbH, purchased 41.33 percent of Constructions M_caniques Mota, S.A. (CMM), based near Marseilles in Provence, France. CMM produces tube-bundle oil coolers for truck, industrial, and marine engines. Major European vehicle manufacturers are among its customers. The purchase price of $4,236,000 was paid for by using an existing, unsecured, revolving-credit arrangement. Goodwill recorded as part of the investment was $2,476,000 and is being amortized on a straight-line basis over 15 years. The investment is being accounted for under the equity method.

     The investments presented above did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

note 11  Intangible assets
--------------------------

     Intangible assets include:

                                                      (In thousands)
--------------------------------------------------------------------
March 31                                       1999      1998
--------------------------------------------------------------------
Goodwill                                     $ 92,548  $ 67,020
Patents and product technology                  8,389     8,389
Other intangibles                               3,326     1,096
                                             ------------------
                                              104,263    76,505
Less accumulated amortization                  23,852    17,150
--------------------------------------------------------------------
   Net intangible assets                     $ 80,411  $ 59,355
--------------------------------------------------------------------

     Amortization expense for intangible assets was $5,856,000, $4,761,000, and $5,022,000 for the fiscal years ended 1999, 1998, and 1997, respectively.

note 12  Deferred charges and other noncurrent assets
-----------------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                      (In thousands)
----------------------------------------------------------------------
March 31                                          1999      1998
----------------------------------------------------------------------
Prepaid pension costs -- qualified and
 nonqualified plans                             $52,000   $48,086
Other noncurrent assets                           2,141     1,771
----------------------------------------------------------------------
   Total deferred charges and other
    noncurrent assets                           $54,141   $49,857
----------------------------------------------------------------------

note 13  Indebtedness
---------------------

     Long-term debt at March 31, 1999 and 1998, includes:

                                                       (Dollars in thousands)
------------------------------------------------------------------------------
                                                    Fiscal
                               Interest rate at     year of
Type of issue                   March 31, 1999     maturity    1999    1998
------------------------------------------------------------------------------
Denominated in
 U.S. dollars:
 Fixed rate --
  Notes                          5.00%-9.00%      2001-2003  $ 15,825  $    --
   Weighted average
    interest rate                      5.38%
  Revenue bonds                        7.50%           2003     1,100    1,450
 Variable rate--
  Notes                          5.61%-7.75%           2000     1,660    1,870
   Weighted average
    interest rate                      5.82%
  Revenue bonds                        3.15%           2008     3,000    5,940
Denominated in
 foreign currency:
 Fixed rate --
  Notes and other
   debt                         4.00%-11.00%      2004-2009    11,784    1,901
   Weighted average
    interest rate                      4.23%
 Variable rate --
  Notes and other
   debt                          0.45%-3.78%      2000-2005   115,235   81,261
   Weighted average
    interest rate                      3.26%
                                                             -----------------
                                                              148,604   92,422
Less current portion                                            4,766    2,835
------------------------------------------------------------------------------
   Total                                                     $143,838  $89,587
------------------------------------------------------------------------------

     During the second quarter of fiscal 1998, the company increased its unsecured, multi-currency revolver from $25,000,000 to $50,000,000. Certain of the company's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing.

     At March 31, 1999, the carrying value of the company's long-term debt approximates fair value.

     Long-term debt matures as follows:

---------------------------------------------------------------------------
Years ending March 31                                       (In thousands)
---------------------------------------------------------------------------
2000                      $ 4,766                2003            $49,350
2001                       42,441                2004             11,621
2002                        1,890     2005 and beyond             38,536
---------------------------------------------------------------------------

     The company also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 1999, were approximately $2,834,000. The company's revolver was fully utilized as of March 31, 1999. A maximum of $69,998,000 in short-term bank borrowings was outstanding during the year ended March 31, 1999. The weighted average interest rate on short-term borrowings was
4.94 percent at March 31, 1999, and 5.60 percent at March 31, 1998.

     Interest expense charged to earnings was as follows:

                                                       (In thousands)
---------------------------------------------------------------------
Years ended March 31                1999       1998        1997
---------------------------------------------------------------------
Gross interest cost                $7,538     $4,687      $5,483
Capitalized interest on major
 construction projects             (1,816)      (677)       (511)
---------------------------------------------------------------------
   Interest expense                $5,722     $4,010      $4,972
---------------------------------------------------------------------

note 14  Foreign exchange contracts/derivatives
-----------------------------------------------

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

     As of March 31, 1999 and 1998, the parent company had approximately $3,971,000 and $2,819,000, respectively, in outstanding forward foreign-exchange contracts denominated in French francs. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell nonfunctional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 13.

note 15  Other noncurrent liabilities
-------------------------------------

     Other noncurrent liabilities include:

                                                       (In thousands)
----------------------------------------------------------------------
March 31                                        1999      1998
----------------------------------------------------------------------
Postretirement benefits other
 than pensions                                $24,119   $25,272
Pensions                                       14,521    12,186
Other                                           2,914     2,518
----------------------------------------------------------------------
   Total other noncurrent liabilities         $41,554   $39,976
----------------------------------------------------------------------

note 16  Common and treasury stock
----------------------------------

     Following is a summary of common and treasury stock activity.

------------------------------------------------------------------------------
                                                              Treasury stock
                                         Common stock            at cost
                                       -----------------    ------------------
                                       shares     amount    shares    amount
------------------------------------------------------------------------------
Balance March 31, 1996                 30,342    $18,964     (583)   $(17,607)
------------------------------------------------------------------------------
Purchase of treasury stock                 --         --     (252)     (6,832)
Stock options and awards
 including related tax benefits            --         --      214       6,299
Employee stock-purchase and
 -ownership plans                          --         --      112       3,191
------------------------------------------------------------------------------
Balance March 31, 1997                 30,342     18,964     (509)    (14,949)
------------------------------------------------------------------------------
Purchase of treasury stock                 --         --     (523)    (16,990)
Stock options and awards
 including related tax benefits            --         --      346      10,736
Employee stock-purchase and
 -ownership plans                          --         --        8         226
------------------------------------------------------------------------------
Balance March 31, 1998                 30,342     18,964     (678)    (20,977)
------------------------------------------------------------------------------
Purchase of treasury stock                 --         --     (418)    (15,203)
Stock options and awards
 including related tax benefits            --         --      215       6,165
Employee stock-purchase and
 -ownership plans                          --         --       64       1,817
------------------------------------------------------------------------------
Balance March 31, 1999                 30,342    $18,964     (817)   $(28,198)
------------------------------------------------------------------------------

note 17  Shareholder rights plan
--------------------------------

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

note 18  Stock option, award, and purchase plans
------------------------------------------------

     Stock option and award plans: In July of 1985 and 1994,
     ----------------------------
shareholders approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of the company. Options granted under the plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 1,500, 25,000, and 52,000 shares in fiscal 1999, 1998, and 1997, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the seven-year restriction period. The amounts charged to operations in fiscal 1999, 1998, and 1997 were $915,000, $1,814,000, and $1,194,000, respectively.

     Following is a summary of incentive and nonqualified option activity under the plans.

--------------------------------------------------------------------------
                                       Shares             Weighted-average
                               (in thousands)     exercise price per share
--------------------------------------------------------------------------
Outstanding March 31, 1996              1,936                       $18.46
--------------------------------------------------------------------------
 Granted                                  312                        25.33
 Exercised                               (163)                        8.35
--------------------------------------------------------------------------
Outstanding March 31, 1997              2,085                        20.27
--------------------------------------------------------------------------
 Granted                                  318                        33.56
 Exercised                               (323)                       13.33
--------------------------------------------------------------------------
Outstanding March 31, 1998              2,080                        23.38
--------------------------------------------------------------------------
 Granted                                  333                        33.36
 Exercised                               (215)                       13.77
 Forfeitures                              (18)                       27.31
--------------------------------------------------------------------------
Outstanding March 31, 1999              2,180                       $25.82
--------------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 1999:

-----------------------------------------------------------------------------
                                 Weighted-   Weighted-average
                                  average  exercise price per          Shares
Range of exercise prices   remaining life               share  (in thousands)
-----------------------------------------------------------------------------
$ 8.75 - 14.99                       2.16              $10.99             238
 15.00 - 24.99                       5.01               20.17             530
 25.00 - 34.99                       7.60               30.44           1,412
-----------------------------------------------------------------------------
Total outstanding and
 exercisable                                           $25.82           2,180
-----------------------------------------------------------------------------

     A further 1,862,000 shares were available for the granting of additional options or awards at March 31, 1999.

     The company has elected to continue to measure compensation cost using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, OAccounting for Stock Issued to Employees.O Accordingly, no compensation cost has been recognized related to its stock option plans. If the fair-value based method of accounting for the 1999, 1998, and 1997 stock option grants had been applied in accordance with SFAS No. 123, OAccounting for Stock-Based Compensation,O the company's net earnings and net earnings per share would have been reduced as summarized below:

                              (In thousands, except per-share amounts)
----------------------------------------------------------------------
Years ended March 31                       1999      1998      1997
----------------------------------------------------------------------
Net earnings as reported                 $73,943   $72,471   $63,763
Net earnings pro forma                    71,206    69,597    61,375
Net earnings per share (basic)
 as reported                               $2.50     $2.44     $2.14
Net earnings per share (basic)
 pro forma                                  2.41      2.34      2.06
----------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 1999, 1998, and 1997 using the Black-Scholes option-pricing model: a risk-free interest rate of 4.53 percent, 5.43 percent, and 6.26 percent, respectively; stock volatility of 26.3 percent, 27.0 percent, and 30.0 percent, respectively; and, for each of the three years, a dividend yield of 2.2 percent and expected option lives of five years.

     Stock purchase plans: The company also has adopted several
     --------------------
defined-contribution stock purchase plans. The plans permit employees to make monthly investments at current market prices based on a specified percentage of compensation. The company matches a portion of the employees' contribution.

     Activity in the plans for fiscal 1999, 1998, and 1997 resulted in the purchase of 506,000, 577,000, and 670,000 shares of company stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of the company's contributions to the plans for fiscal 1999, 1998, and 1997 were $6,321,000, $6,179,000, and
$5,930,000, respectively.

note 19  Segment and geographic information
-------------------------------------------

     In fiscal 1999, the company adopted SFAS No. 131,
"Disclosures about Segments of an Enterprise and Related
Information," which requires companies to report information about their operating segments, products, geographic areas, and major customers.

     The company's product line consists of heat-transfer components and systems. The company serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets. The company's segments, which are organized on the basis of market categories or geographical responsibility, are as follows: Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commerical-equipment manufacturers, located primarily in North America; Distributed Products, which provides heat-transfer products primarily for the North American vehicular replacement market and the building HVAC market, from business units in North America; and European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles, industrial equipment manufacturers, and the vehicular replacement market from business units in Europe. The company has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of the company's segments is individually managed and has separate financial results reviewed by the company's chief, operating decisionmakers. These results are used by management both in evaluating the performance of, and in allocating current and future resources to, each of the segments. The company evaluates segment performance based on operating income and the efficient use of long-lived and total assets. The accounting policies of the segments are the same as those of the company as a whole.

     Totals presented are inclusive of all adjustments needed to reconcile to the data provided in the company's consolidated financial statements and related notes.

     Segment data:


                                                                (In thousands)
------------------------------------------------------------------------------
                                       Sales                Operating income
                              -----------------------     -------------------
Years ended March 31              1999         1998         1999       1998
------------------------------------------------------------------------------
Sales and operating
 income:
 Original Equipment           $  491,532   $  491,128     $ 68,911   $ 63,765
 Distributed Products            320,320      300,989       37,989     39,366
 European Operations             334,245      283,751       34,200     39,506
------------------------------------------------------------------------------
  Segment sales and
   operating income            1,146,097    1,075,868      141,100    142,637
 Corporate &
 administrative
 expenses                             --           --      (27,917)   (24,895)
 Eliminations                    (34,650)     (35,450)         108       (266)
 Other items not
  allocated to segments               --           --        4,779     (1,504)
------------------------------------------------------------------------------
   Total net sales and
    and income before
    taxes                     $1,111,447   $1,040,418     $118,070   $115,972
------------------------------------------------------------------------------

     Intersegment sales are accounted for based on an established markup over production costs.

     Operating income for reportable segments excludes unallocated general corporate and administrative expenses, which include certain portions of: personnel costs, facility costs, research and development costs, amortization of goodwill, and other general corporate expenses.

     Other items not allocated to segments include interest income and expenses, royalties, and dividend income.

     At the end of fiscal 1998, management introduced significant intracompany pricing policy changes. Fiscal 1999 and 1998 sales and operating income reflect these changes. Management has determined that it is impractical to restate fiscal 1997 sales and operating profit to put them on a comparable basis.

                                                               (In thousands)
-----------------------------------------------------------------------------
Years ended March 31                         1999        1998        1997
-----------------------------------------------------------------------------
Assets:
 Original Equipment                        $157,466    $161,901    $145,983
 Distributed Products                       158,386     120,983     108,469
 European Operations                        237,036     188,214     168,728
 Corporate & administrative                 377,592     300,697     283,359
 Eliminations                               (14,741)    (12,771)    (11,584)
-----------------------------------------------------------------------------
   Total assets                            $915,739    $759,024    $694,955
-----------------------------------------------------------------------------
Capital expenditures:
 Original Equipment                        $ 24,766    $ 24,730    $ 21,864
 Distributed Products                         5,088       7,068       6,465
 European Operations                         45,514      25,447      21,659
 Corporate & administrative                  15,542      23,319       5,573
 Eliminations                                   (50)        118      (1,032)
-----------------------------------------------------------------------------
   Total capital expenditures              $ 90,860    $ 80,682    $ 54,529
-----------------------------------------------------------------------------
Depreciation and amortization
 expense:
 Original Equipment                        $ 15,764    $ 14,798    $ 13,556
 Distributed Products                         5,376       4,916       5,339
 European Operations                         13,276      11,824      12,299
 Corporate & administrative                   9,889      10,333      10,363
 Eliminations                                  (122)       (104)        (53)
-----------------------------------------------------------------------------
   Total depreciation and
    amortization expense                   $ 44,183    $ 41,767    $ 41,504
-----------------------------------------------------------------------------

     Corporate assets include: cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

     Eliminations of capital expenditures are primarily due to sales between segments in excess of book value.

     Geographic data:

                                                           (In thousands)
--------------------------------------------------------------------------
Years ended March 31                    1999          1998        1997
--------------------------------------------------------------------------
Sales to unaffiliated customers
 from company facilities
 located in:
 United States                       $  740,094    $  719,221    $682,533
 Germany                                221,725       178,855     177,306
 Other countries                        149,628       142,342     139,207
--------------------------------------------------------------------------
   Net sales                         $1,111,447    $1,040,418    $999,046
--------------------------------------------------------------------------
Long-lived assets:
 United States                       $  344,948    $  278,959    $250,623
 Germany                                 61,258        43,260      40,213
 Other countries                         61,923        46,651      40,999
 Eliminations                            (5,486)       (3,029)     (3,022)
--------------------------------------------------------------------------
   Total long-lived assets           $  462,643    $  365,841    $328,813
--------------------------------------------------------------------------

     Net sales are attributed to countries based on the location of the selling unit. During the last three fiscal years, no single customer has accounted for more than ten percent of revenues.

     Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and sales of property, plant, and equipment.

note 20  Contingencies and litigation
-------------------------------------

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

     In November 1991, the company filed a lawsuit against Mitsubishi Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of the company's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, the company submitted a complaint to the U.S. International Trade Commission
(ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and systems or vehicles that contain them, which are the subject of the November 1991 lawsuit. In August 1997, the ITC issued an Order excluding from U.S.
import Showa condensers that infringe Modine Manufacturing

Company's parallel-flow patent. The ITC's Order covers condensers, their parts, and certain products including them, such as air-conditioning kits and systems. It directs the U.S.
Customs Service to exclude from importation into the United
States such products manufactured by Showa Aluminum Corporation of Japan and Showa Aluminum Corporation of America. The decision is based on a Modine U.S. patent covering condensers with tube hydraulic diameters less than 0.04822 inches. The Showa companies must certify to Customs officials that any condenser items imported by them do not infringe Modine's parallel-flow patent. The Showa companies must also file annual reports with the ITC regarding their sales of Showa parallel-flow condensers in the United States.
In July of 1994, Showa filed a lawsuit against the company alleging infringement by the company of certain Showa patents pertaining to condensers. In June 1995, the company filed a motion for partial summary judgment against such lawsuit. In December of 1994, the company filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. Both 1994 suits have been stayed pending the outcome of re-examination in the U.S. Patent Office of the patents involved. In October of 1997, Modine was issued a Japanese patent covering parallel-flow air-conditioning condensers having tube hydraulic diameters less than 0.070 inches. In August of 1998, the company filed a patent infringement suit in Japan against Showa with respect to this patent seeking an injunction and damages. Several patents have been issued to Modine by the European Patent Office, one having been rejected at the opposition level, which is being appealed. All legal and court costs associated with these cases have been expensed as they were incurred.

note 21  Quarterly financial data (unaudited)
---------------------------------------------

     Quarterly financial data are summarized below:

                                     (In thousands, except per-share amounts)
-----------------------------------------------------------------------------
Fiscal 1999 quarters ended            June      Sept.       Dec.      March
-----------------------------------------------------------------------------
Net sales                         $273,104   $272,961   $284,355   $281,027
Gross profit                        78,458     75,958     77,113     78,398
Net earnings                        20,080     19,081     17,341     17,441
Net earnings per share
 of common stock:
  Basic                              $0.68      $0.64      $0.59      $0.59
  Assuming dilution                   0.67       0.63       0.58       0.58
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Fiscal 1998 quarters ended            June      Sept.       Dec.      March
-----------------------------------------------------------------------------
Net sales                         $256,923   $260,806   $267,699   $254,990
Gross profit                        75,041     75,289     75,585     74,884
Net earnings                        18,185     18,229     17,836     18,221
Net earnings per share
 of common stock:
  Basic                              $0.61      $0.61      $0.60      $0.62
  Assuming dilution                   0.60       0.60       0.59       0.60
-----------------------------------------------------------------------------

Independent accountants' report

To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' investment present fairly, in all material respects, the financial position of Modine Manufacturing Company and subsidiaries at March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
April 28, 1999