Form 10-K, Exhibit 13
period 2000-03-31
MODINE MANUFACTURING CO
filed 2000-06-23
CIK 67347

EXHIBIT 13

MANAGEMENT'S DISCUSSION & ANALYSIS OF OPERATIONS
------------------------------------------------

     Modine Manufacturing Company's fiscal-2000 sales rose 2.5 percent to $1.14 billion. The increases came mainly from the North American aftermarket and truck markets, and from the European automotive markets. Excluding the impact of changes in currency-exchange rates, worldwide consolidated sales were five-percent higher than the prior year.

     Earnings for the fiscal year were negatively affected by increased aftermarket distribution costs and price pressures, new-plant startup costs, and the strong U.S. dollar.

     In fiscal 2000, 45 percent of sales were outside the United
States. Net sales from international operations were 34 percent of the total, and exports from the United States were 11 percent of total revenues.

     In the Distributed Products segment, worldwide sales were up 10 percent, primarily from a full year's operation of a North American aftermarket acquisition compared with six months in the prior year. The Distributed Products segment provides heat-transfer products primarily for the North American vehicular replacement market and the building-HVAC&R (heating, ventilating, air-conditioning, & refrigeration) market.

     The Original Equipment (North America) segment was down slightly. There was a small gain from the European Operations segment, which provides products from business units in Europe primarily to European original-equipment manufacturers (OEMs) of on- and off-highway vehicles, industrial-equipment manufacturers, and the vehicular replacement market. In both segments, sales to original-equipment manufacturers of heavy and medium trucks were up but sales to off-highway-equipment OEM customers declined substantially.

     See Note 19 to the consolidated financial statements for more details of segment and geographic information.

     Modine's fiscal 2000 revenues from its top ten customers, including their multiple brands and models, were 45.9 percent of total sales. All were less than 10 percent of total revenues. Overall, Modine continues to have a highly diversified customer base, which helps minimize the effect of various business cycles.

FISCAL-YEAR SALES BY MARKET
---------------------------

     OEM passenger-car and light-truck market: In fiscal 2000,
     ----------------------------------------
25 percent of Modine's sales were to worldwide original-equipment manufacturers of passenger cars and light trucks. This market along with the aftermarket represent the customer markets with the largest sales for Modine. More than three-fourths of Modine's sales in this market are generated from European customers. The company continues to forge stronger relationships with large, European customers such as BMW and Volkswagen. Modine serves them there and in their operations in other parts of the world - from North America to South Africa, Malaysia, and Egypt.

     Also, Modine constructed a new plant in Pontevico, Italy, to add appropriate capacity for additional business from Fiat and others. The Toledo, Ohio, assembly plant, which was built to serve the new Daimler/Chrysler Jeep business, is complete and will be operational the summer of 2000. This facility will assemble automotive engine-cooling modules with components from several Modine facilities in the United States and Europe. The North American partnership with Daimler/Chrysler is helping to establish a stronger relationship between Modine's European operations and that customer.

     Modine began construction of a technical center in Europe, similar to the state-of-the-art facility in Racine that began full operations last fall. The centers will help to validate new technologies and bring additional and incremental business programs to this and other market segments.

     Modine's work in this market helped win a "Best of the Best" award for suppliers of engine power-train systems from Automotive
Industries magazine in July 1999.

     OEM heavy- and medium-truck market: Sales to this market
     ----------------------------------
increased 11 percent from the previous year to make up 19 percent of Modine's total revenues for fiscal 2000. Once again, Modine's sales to heavy-truck OEMs in North America substantially surpassed the prior year's records, due both to marketshare gains and to increased demand for commercial vehicles. The outlook for fiscal 2001, in the North American heavy-truck market, appears to be softening. However, early indications show that the medium-truck and bus market will remain strong.

     In Germany, the company finalized relocation of an aluminum plant from the Bernhausen facility to Kirchentellinsfurt. This new plant makes radiators for trucks and has been fully operational since the fall of 1999.

     Globally, Modine continues to take on additional responsibility to offer its customers improved product designs, better delivery and warranty policies, and fully integrated systems for their vehicles instead of just components to fill their engine envelopes. Future changes by North American truck manufacturers will probably include adoption of aluminum radiators, much like in Europe. Modine will continue to work with these customers to validate the conversion for their heavy-truck cooling systems.

     In an effort to help its truck customers comply with ever-increasing North American and European governmental emissions standards, Modine has made substantial research and development investments to supply exhaust-gas-recirculation coolers. These coolers, as discussed earlier in this report, will help to reduce emissions for diesel engines. The technology demands for this component are especially stringent because of the corrosive nature of exhaust gas. Modine has begun some production of this entirely new product category in Europe and will do so in North America later in fiscal 2001.

     OEM industrial market: This market includes various engine
     ---------------------
customers as well as those that manufacture generator sets, refrigeration equipment, compressors, lift trucks, and other applications. Modine's revenues for fiscal 2000 were approximately the same as the previous year, constituting about 12 percent of total sales. A large portion of the revenues in this market is from sales to manufacturers of engines, some of which are destined for use in the truck market.

     OEM off-highway market: The global agricultural- and
     ----------------------
construction-equipment markets continued to struggle in fiscal
2000. Within Modine, sales to this market dropped 25 percent from the year before, as demand continued to contract due to low grain prices and to lagging equipment-export markets worldwide. Sales to off-highway-equipment customers were nine percent of total revenues in fiscal 2000. The company sees the global marketplace in this area continuing to consolidate in the new fiscal year. Modine continues to offer cutting-edge technology and testing capabilities for its customers and is poised for growth when the market bounces back.

     Vehicle aftermarket: Modine's sales in this market grew
     -------------------
14 percent over the prior year to become 26 percent of total consolidated sales. The growth resulted mainly from six additional months of sales in fiscal 2000 from the purchase of Core Holdings in the southeastern United States during the second half of fiscal 1999. The acquisition added automotive air-conditioning parts to Modine's aftermarket product line and increased the number of U.S. sales branches. In order to increase the sales potential in Europe, Modine opened a new sales and service center in Daventry, United Kingdom, in the fall of 1999. The company continues to face pricing competition from competitors, which it offsets, to some degree, by emphasizing - with a lifetime, limited warranty - the high quality of the aftermarket products it offers.

     Building-HVAC market: Revenues from the building-HVAC (heating,
     --------------------
ventilating, and air-conditioning) market were basically flat year over year, remaining at approximately seven percent of the company's total revenues. The popularity of the Hot Dawg low-profile, gas-fired, unit heater continues to remain strong. A targeted, niche marketing campaign led to significant sales for the product in fiscal 2000. Sales and profitability for this market continue to drive new and improved products, exhibited in the rollout of the new WeatherHawk rooftop, duct furnace. Also, Modine has recently secured the business of the first PF product application in the building-HVAC market. The company remains confident that the success of this first application will breed further success in the industry.

SALES BY PRODUCT LINE
---------------------

     Modine's customers continue to demand more modular assemblies and complete heat-transfer systems. To help respond to the needs of these customers, Modine has invested in state-of-the-art technical centers to serve customers on two continents. The technical centers facilitate the development of new technology that Modine produces for the heat-transfer industry.

     Total modules & complete heat-transfer packages: Modine is
     -----------------------------------------------
shifting from being a component supplier to being a module or system supplier. This allows the company to be more involved in the initial design stages of our partners. The product category grew six percent over the year before. It made up 22 percent of total revenues.

     Radiators: Sales of radiators and radiator cores were nearly
     ---------
even with the previous year, making up about 31 percent of Modine's total revenues for fiscal 2000. Increased sales of complete replacement radiators in the aftermarket offset a decline in sales of radiator cores, continuing a trend from recent years.

     Oil coolers: The oil cooler component product-line - for cooling
     -----------
engine and transmission oil as well as certain fuels - had sales that were flat year-over-year, remaining at about 16 percent of total sales. Donut oil-cooler sales were up once again. The Donut product line, which now includes an aluminum version, is a sophisticated, compact cooler often used in high-performance automobiles, particularly in Europe. It remains a specialty that has gained Modine much respect in the worldwide industry.

     Vehicular air-conditioning parts & systems: There was a six-percent
     ------------------------------------------
increase in sales of vehicular air-conditioning parts, which made up
12 percent of the company's total revenues. The increase in fiscal 2000 was due mainly to the air-parts area within the vehicular aftermarket, resulting from the integration of a full year's sales from the Core Holdings acquisition that Modine made halfway through fiscal 1999.

    Charge-air coolers: Sales of charge-air coolers grew seven
    ------------------
percent over the year before and constituted nine percent of Modine's total revenues for fiscal 2000. This product line's growth has been aided lately by record sales in the truck industry as well as by emissions regulations that affect most trucks and even automobiles, especially in Europe, where there is a larger portion of diesel vehicles.

     Building-HVAC: Sales to the building-HVAC product line were
     -------------
relatively flat for fiscal 2000, coming in at seven percent of total company revenues. The outlook for fiscal 2001 looks promising. Among other activities, Modine will be introducing the new WeatherHawk rooftop product line, which is a redesign of current duct-furnace and make-up air units.

CAPITAL EXPENDITURES
--------------------

     Capital expenditures of $90.1 million in fiscal 2000 were similar to the prior year. Significant expenditures included those for: the installation and implementation of SAP financial software in the United States, major computing platform migration from Unisys mainframe to

HP/UNIX in the United States, replacement of two corporate airplanes, Racine Technical Center wind tunnel, European Technical Center, expansions of Modine's European facilities, process improvements, tooling for new products, and the addition of processing equipment at a number of facilities. Capital expenditures were financed primarily from cash generated internally, as well as some external borrowings.

     Outstanding commitments for capital expenditures at March 31, 2000, were approximately $36.3 million. Most of the commitments relate to the European Technical Center, European plant expansions and conversions, the Racine Technical Center, new Chrysler Jeep programs, a new International Truck and Engine program, process improvements, tooling for new products, and various new equipment. Approximately
$17.5 million of the outstanding commitment amount covers the European Technical Center, facility expansions, improvements, equipment upgrades, and new equipment for the European locations. A year earlier, there were outstanding commitments of $38.6 million.

RESEARCH AND DEVELOPMENT
------------------------

     Modine's investment in research and development of $20.5 million was 12 percent over the year before. The company's investments in creating new technology have shown a 12-percent compound annual growth rate over the last ten years. The 1,130 worldwide patents that Modine held at March 31, 2000, represented a six-percent increase from the prior year. Modine's research activities relate to the development of new products, processes, and services, or the improvement of existing products, processes, and services.

QUALITY IMPROVEMENT
-------------------

     Modine keeps focused on continuous quality improvement through several corporate quality initiatives. These initiatives include: implementing one common, global, quality-management system; assuring design, product, and process consistency; measuring and improving key quality indicators; and recognizing quality achievement.

     The global quality-management system is being implemented at all sites to help ensure that customers receive the same, high-quality products and services worldwide. It also minimizes the risks associated with unacceptable product quality and serves to exceed customer expectations - one of Modine's guiding principles.

     Continuous quality improvement is measured by eleven quality indicators that include customer satisfaction, quality costs, and supplier performance. Executive management encourages and rewards continuous quality improvement throughout the company.

     Modine's efforts to continuously improve its quality-management system resulted in numerous achievements worldwide during the last fiscal year. Three U.S. sites (Camdenton, Missouri; Jefferson City, Missouri; and the Commercial Heating, Ventilating, Air Conditioning, and Refrigeration Division in Racine, Wisconsin) were registered to ISO-9000. The Nuevo Laredo, Mexico, and Washington, Iowa, plants earned QS-9000 registration, and the European central administration and division-support functions earned registration to VDA6.1 in the last fiscal year. Twenty-nine Modine sites are now registered to

ISO-9000, QS-9000, or VDA6.1. Five sites (Camdenton, Missouri; Joplin, Missouri; Nuevo Laredo, Mexico; Trenton, Missouri; and Bernhausen, Germany) received quality awards from customers.

     Modine divisions continue to pursue quality-system registration to ISO-9000, QS-9000, VDA6.1, and other international or customer standards to assist in obtaining new business, as well as to be recognized by current and future customers worldwide.

HEDGING AND FOREIGN-CURRENCY-EXCHANGE CONTRACTS
-----------------------------------------------

     On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 14 to the consolidated financial statements.

ENVIRONMENTAL, HEALTH AND SAFETY
--------------------------------

     Modine has a long-standing corporate environmental policy that demonstrates the company's commitment to the environment and compliance with all environmental laws and regulations worldwide. Modine continues to appraise environmental issues and regulatory compliance with a proactive approach. Expenditures to comply with these increasingly complex and stringent laws could be significant in future years but are not expected to have a material impact on the company's competitive or financial position. If new laws containing more-stringent requirements are enacted, expenditures may be higher than the estimates of future environmental costs provided below.

     About $1.1 million in capital expenditures related to environmental projects were made in fiscal 2000. Modine currently expects expenditures for environmentally related, capital projects to be about $2.5 million in fiscal 2001.

     Environmental expenses charged to current operations, including remediation costs, totaled about $3.5 million in fiscal 2000. These expenses include solid-waste disposal and operating and maintenance costs for air- and water-pollution-control facilities, environmental compliance activities, and other matters.

     Modine accrues for environmental remediation activities relating to past operations - including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund," and under the Resource
Conservation and Recovery Act (RCRA) - when it is probable that a liability has been incurred and reasonable estimates can be made.

     Modine from time to time receives notices from the Environmental Protection Agency and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and state law. These notices claim potential liability for remediation costs of disposal sites that are not company-owned and allegedly contain wastes attributable to Modine from past operations. Modine's share of remediation costs at these sites cannot be accurately predicted due to the large number of PRPs involved. For the six sites currently known, the company's potential liability will be significantly less than the total site remediation cost, because the percentage of material attributable to Modine is relatively low.

     It is likely that Modine will, in the future, incur additional remediation charges, but such costs are unknown and not determinable at this time. There are no currently known, unrecorded liabilities that would have a material effect on the company's consolidated financial position or results of operations.

     The company's safety-management processes are currently driving changes in the organizational culture. In fiscal 2000, OSHA (Occupational Safety & Health Administration) recordable injuries for U.S. plants were reduced by 25 percent and restricted/lost-time cases were reduced by 19 percent. Modine also finished the year with incident rates below its Standard Industrial Classification (SIC) code rates, indicating performance relative to competition. SIC codes used were 3714 "Motor Vehicle Parts and Accessories" and 34 "Fabricated Metal Products." Based on data from the Bureau of Labor Statistics in 1998, Modine was under the recordable-incident average in both code 3714 and 34 by 23 percent and 38 percent respectively. It also did better than the industry standards in the restricted/lost-time category by 5 percent and 82 percent respectively.

     Continuous improvement in health and safety resulted in a 50-percent reduction in recordable injuries and illnesses over the past four years. Plant recognition, through a newly launched program called "Modine Star," will elevate Modine's health and safety to a level that challenges the best in the industry.

YEAR 2000 REMEDIATION
---------------------

     To prepare for the Year 2000 issue, Modine initiated a number of global projects in early 1997 to identify, evaluate, and implement changes to its existing, computerized systems for its business. The total global cost was $9.8 million, with funding provided by cash flows from operations. The company's preparation paid off, as changes to all major, data-critical systems were successfully completed by the spring of 1999. Modine's global operations functioned normally throughout the entire Year 2000 process. Modine's remediation program comprehensively addressed its computerized systems, equipment, and facilities as well as its base of key suppliers to ensure that an adequate pipeline of material and services would enable Modine to support its customers without any business interruption to them. Along with the Y2K remediation, substantial enhancements were made in Modine's overall, technology infrastructure worldwide, most of which costs were capitalized.

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

     Certain of Modine's business functions in Europe introduced Euro-capability as of January 1, 1999, including systems for making and receiving certain payments, pricing, and invoicing. Other business functions and financial reporting are in the process of being converted to the Euro by the end of the transition period; however, some will be converted earlier where operationally efficient or cost effective, or to meet customer requirements. Any delays in the company's ability to become Euro-compliant, or in its key suppliers and customers to become Euro-compliant, could result in an interruption of the company's business activities or operations. The impact, if any, of these interruptions upon the results of operations, financial condition, and cash flows has not yet been determined.

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

     In making statements about Modine's fiscal-2001 operating results, management has assumed relatively stable economic conditions in the United States and worldwide, no unanticipated swings in the business cycles affecting customer industries, and a reasonable legislative and regulatory climate in those countries where Modine does business.

     Readers are cautioned not to place undue reliance on Modine's forward-looking statements, which speak only as of the date of this report's writing.


MANAGEMENT'S DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS
-----------------------------------------------------------

SALES
-----

     For the year ended March 31, 2000, sales of $1.14 billion were 2.5-percent higher than last year's sales of $1.11 billion. Weaker European currencies had a negative translation effect on fiscal-2000 sales of approximately $28 million compared with the prior year. Excluding the impact of changes in currency-exchange rates, worldwide-consolidated sales were five-percent higher than the prior year.

     Distributed Products segment sales were up ten percent, primarily due to a full year's operation of the Core Holdings, Inc., acquisition made mid-way through fiscal 1999. The European Operations segment produced increased sales to the OEM-automotive market while sales to the off-highway markets declined in conjunction with the worldwide slowdown in these markets. The Original Equipment segment declined marginally, as strong sales to the heavy- and medium-truck market were more than offset by the continuing slowdown in sales to the construction and agricultural-equipment markets.

     Net sales by U.S. facilities accounted for 66 percent of consolidated revenues for the year ended March 31, 2000, essentially unchanged from the 67 percent in the prior year. Approximately 17 percent of U.S. production was for export. Net sales of European Operations improved three percent year-over-year despite the negative impact of a stronger dollar internationally. Overall, 55 percent of net sales were to U.S. customers and 45 percent to non-U.S. customers, reflecting the company's continuing strong global presence.

     For the year ended March 31, 1999, sales of $1.11 billion were seven-percent higher than the previous year's $1.04 billion. Sales in the Distributed Products segment were up six percent, primarily due to the Core Holdings, Inc., acquisition made mid-year. Net sales of the European Operations segment improved 16 percent year-over-year with improved automotive-OEM sales leading the way. Also influencing the European sales results were positive currency-translation effects of approximately $4.0 million compared with the prior year. The Original Equipment segment was essentially flat, with stronger sales to the truck market and lower sales to the agricultural-equipment market.

     Sales for the year ended March 31, 1998, were $1.04 billion, up $41.4 million or four percent from the prior year. Increases were greatest in the medium- and heavy-truck markets, followed by the off-highway-equipment market, partially offset by a slight decline in the car and light-truck market due to currency-translation effects. With about one-third of Modine's annual sales being in other than U.S. currency, the stronger dollar again had a negative translation effect of approximately $45.5 million on fiscal-1998 consolidated sales, compared with the prior year.

GROSS PROFIT
------------

     Fiscal-2000 gross profit of $317.5 million grew by $7.6 million from the $309.9 million in the previous year while it remained steady at 28 percent of sales. Improvement recorded in the OE North America truck market was generally offset by lower gross-profit returns, as a percent of sales, earned by the company's other operations. Continuing pricing pressures in the aftermarket and new facility start-ups once again were major factors affecting profit margins.

     Gross profit was 28 percent of sales for fiscal 1999, one percentage point lower than 1998, primarily due to temporary start-up inefficiencies at new European production and assembly facilities and to pricing constraints imposed by certain OEM customers.

     For fiscal 1998, gross profit was 29 percent of sales, one percentage point higher than 1997, primarily due to efficiency improvements in Europe, the volume effect of the truck market, and reduced material costs.

SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) EXPENSES
----------------------------------------------------

     SG&A expenses of $218.5 million in fiscal 2000 grew by $21.8 million, to 19 percent of sales from 18 percent of sales in the preceding year. Factors influencing the changes were: the full-year effect of Core Holdings, acquired in fiscal 1999; ongoing litigation costs to protect Modine patents; increased depreciation as the new technical center in Racine was put into service; and recent worldwide upgrades to computer-related business systems.

     In fiscal 1999, SG&A expenses of $196.6 million, 18 percent of sales, were $13.3 million over last year's $183.3 million, yet remained the same as a percent of sales. Without the mid-year Core Holdings acquisition, SG&A expenses rose only three percent over the prior year.

     Primarily as a result of sales increases, SG&A expense for fiscal 1998 increased by $6.8 million, or four percent, from the prior year to $183.3 million. As a percent of sales, however, SG&A remained flat at 18 percent.

INCOME FROM OPERATIONS
----------------------

     Income from operations of $99.0 million for fiscal 2000 declined $14.3 million from the previous year. The 13-percent reduction is predominantly a result of higher SG&A costs as discussed in the preceding section.

     Income from operations of $113.3 million for fiscal 1999 compares with $117.5 for the prior period. The four-percent decline was principally the result of start-up inefficiencies at new production facilities located in Europe and higher SG&A costs from including the Core Holdings acquisition for six months of fiscal 1999.

     In fiscal 1998, income from operations was $117.5 million, up
$16.6 million or 16 percent from the previous year. European operations, strong activity in the North American truck market, and lower material costs account for the majority of this increase.

INTEREST EXPENSE
----------------

     In fiscal 2000, interest expense rose $2.7 million from the previous year to $8.5 million. Financing of technical center construction in the U.S. and Europe, expansion of European facilities, debt assumed and incurred in conjunction with a prior-year acquisition, and equity investments in joint ventures made in the prior year were the primary reasons for the growth in interest expense. Higher interest rates also influenced the increase.

     Interest expense of $5.7 million in fiscal 1999 increased $1.7 million over fiscal 1998. The increase is the result of borrowing to provide financing for an acquisition, equity investments in joint ventures, and construction projects in Europe and North America. The increased borrowing was partially offset by improved borrowing rates.

     Fiscal-1998 interest expense was $4.0 million, down $1.0 million or 19 percent from the prior year. Lower interest rates caused this reduction.

OTHER INCOME, NET
-----------------

     Other income in fiscal 2000 of $4.8 million declined by $5.7 million from the previous fiscal-year's total of $10.5 million, which included a large royalty settlement and also a gain relative to the earlier sale of a facility in Michigan.

     In fiscal 1999, other income of $10.5 million was $8.0 million over the prior period. Patent royalty income, including the royalty settlement, increased $3.7 million, combined with $3.9 million recognized on the earlier sale of a non-strategic, copper-tubing facility in Michigan.

     Other income for fiscal 1998 was $2.5 million, which was $0.6 million more than 1997. This increase was due, primarily, to increases in royalty income.

PROVISION FOR INCOME TAXES
--------------------------

     For fiscal 2000, the effective tax rate declined 6.0 percentage points to 31.4 percent. Foreign-tax-rate differentials and implementation of a tax strategy that allowed the company to release the tax-valuation allowance relating to a net-operating-loss carry-forward at a foreign subsidiary were the main factors contributing to the change.

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

NET EARNINGS
------------

     Net earnings declined 12 percent in fiscal 2000 to $65.4 million ($2.20 per diluted share) from $73.9 million ($2.46 per diluted share). Return on average shareholder's investment (ROI) was 14 percent. As a percent of sales, net earnings dipped to 6 percent of sales in fiscal 2000. Increased aftermarket distribution costs and pricing pressures, new-plant start-up costs, and the adverse effect of a stronger U.S. dollar on international results were the major factors leading to lower earnings.

     For the year ended March 31, 1999, net earnings were $73.9 million ($2.46 per diluted share), a $1.4-million or two-percent improvement over the prior year's $72.5 million ($2.39 per diluted share). Net earnings were seven percent of sales, the same as the prior year, and a 17 percent ROI.

     Net earnings in fiscal 1998 were $72.5 million, representing seven percent of sales and an 18-percent ROI. This was an increase of $8.7 million over fiscal 1997. Improved European operations, higher North American truck-market sales, and lower material costs were the major causes of this improvement.

              CONSOLIDATED STATEMENTS OF EARNINGS

                                     (In thousands, except per-share amounts)
-----------------------------------------------------------------------------
For the years ended March 31              2000           1999           1998
-----------------------------------------------------------------------------
Net sales                           $1,139,269     $1,111,447     $1,040,418
Cost of sales                          821,779        801,520        739,619
                                    ----------------------------------------
Gross profit                           317,490        309,927        300,799
Selling, general, and
  administrative expenses              218,452        196,636        183,323
                                    ----------------------------------------
Income from operations                  99,038        113,291        117,476
Interest expense                        (8,467)        (5,722)        (4,010)
Other income - net                       4,760         10,501          2,506
                                    ----------------------------------------
Earnings before income taxes            95,331        118,070        115,972
Provision for income taxes              29,928         44,127         43,501
                                    ----------------------------------------
Net earnings                        $   65,403     $   73,943     $   72,471
                                    ========================================
Net earnings per share of
  common stock:
    Basic                                $2.22          $2.50          $2.44
    Assuming dilution                    $2.20          $2.46          $2.39
                                    ----------------------------------------



The notes to consolidated financial statements are an integral part of these statements.



MANAGEMENT'S DISCUSSION OF FINANCIAL POSITION
---------------------------------------------

CURRENT ASSETS
--------------

     Cash and cash equivalents decreased by $18.1 million to $31.1 million. Details of the sources and uses of funds can be found in the accompanying statement of cash flows.

     Trade receivables, net of allowances for doubtful accounts, at $182.7 million, were essentially unchanged from the prior year.

     Inventories declined by $10.4 million to $168.6 million with the majority of the change attributable to the off-highway market. The inventory turnover rate remained constant at 4.8 turns for the year.

     Deferred income taxes and other current assets grew by $5.1 million to $47.2 million. A higher level of unbilled customer tooling was the main factor contributing to the increase.

     The current ratio of 2.4-to-1 increased by 33 percent from last year's 1.8-to-1. The primary factor responsible for the change was the replacement of short-term debt with new long-term borrowing arrangements in Europe and the United States.

NONCURRENT ASSETS
-----------------

     Net property, plant, and equipment of $338.0 million increased by $34.2 million due primarily to capital expenditures of $90.1 million. Continuing production- and test-facility expansions in Europe, equipment purchases for a new assembly facility in the United States, and preparation for the introduction of new customer programs over the next several years were the major factors contributing to the growth in fixed assets.

     Investment in affiliates of $28.4 million increased $4.1 million in the current year, due chiefly to earnings and a favorable currency-translation impact recognized from Modine's 50-percent equity investment in Radiadores Visconde, Ltda., in Brazil.

     Intangible assets of $70.3 million were $10.1 million lower than last year, largely as a result of amortization and the impact of foreign-currency translation.

     Deferred charges and other noncurrent assets of $64.8 million increased $10.6 million over the prior period, primarily a result of a $5.4-million increase to the surplus in the company's over-funded pension plans and of a $4.8-million increase in deferred tax assets resulting from release of a tax-valuation allowance recorded the year before.

CURRENT LIABILITIES
-------------------

     Short-term debt and the current portion of long-term debt, totaling $9.4 million, decreased by $64.3 million. Proceeds from a new, long-term, $60-million, multi-currency, revolving-credit agreement and a new, $53.0-million, Euro-denominated, credit agreement were applied, in part, to lower outstanding short-term debt.

     Accounts payable decreased by $12.6 million to $84.9 million. Lower inventory levels, variations in the level of overall purchasing activity, and the favorable impact from foreign-currency translation were the main factors leading to the reduction.

NONCURRENT LIABILITIES
----------------------

     Long-term debt increased by $67.3 million to $211.1 million at year-end. New long-term-credit facilities totaling $113.0 million were used to finance ongoing capital expenditures, to repay bank debt with less-favorable interest rates, and to reduce short-term debt as discussed above.

     As a percent of shareholders' investment, long-term debt was
44.0 percent. Total debt to equity was 45.9 percent, down 2.1 percentage points from fiscal 1999.

SHAREHOLDERS' INVESTMENT
------------------------

     Total shareholders' investment of $480.2 million increased
$27.0 million over the prior period. The major change was from retained earnings, which benefited from net earnings of $65.4 million (less dividends paid of $27.1 million).

     Accumulated other comprehensive loss of $21.6 million increased $3.3 million over the prior year. The most significant component was the foreign-currency translation adjustment, which increased $3.1 million. The Euro, which weakened against the dollar during the year, more than offset translation gains recorded on the company's equity investment in its Brazilian affiliate and reductions in the dollar value of loans outstanding denominated in foreign currencies.

     During fiscal 2000, $12.1 million was expended to acquire 459,000 treasury shares, 300,000 shares of which were repurchased for $7.6 million under a buy-back program announced in October, while $5.9 million of treasury stock (195,000 shares) was used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end dropped to 29,261,000 shares.

     During fiscal 1999, $15.2 million was expended to acquire 418,000 treasury shares, while $8.0 million of treasury stock (279,000 shares) was used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end was 29,525,000 shares.

     During fiscal 1998, $17.0 million was expended to acquire 523,000 treasury shares, while 354,000 shares were used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end was 29,664,000.

     Book value per share increased by $1.06 during fiscal 2000 to $16.41, a 9.6-percent compound annual growth rate for the last five years.

                 CONSOLIDATED BALANCE SHEETS

                                  (In thousands, except per-share amounts)
--------------------------------------------------------------------------
March 31                                               2000          1999
--------------------------------------------------------------------------
Assets

Current assets:
--------------
Cash and cash equivalents                          $ 31,070      $ 49,163
Trade receivables, less allowance for doubtful
  accounts of $4,436 and $3,749                     182,724       182,910
Inventories                                         168,597       178,949
Deferred income taxes and other current assets       47,164        42,074
                                                   ----------------------
Total current assets                                429,555       453,096
                                                   ----------------------

Noncurrent assets:
-----------------
Property, plant, and equipment - net                337,987       303,764
Investment in affiliates                             28,440        24,327
Goodwill and other intangible assets - net           70,339        80,411
Deferred charges and other noncurrent assets         64,786        54,141
                                                   ----------------------
Total noncurrent assets                             501,552       462,643
                                                   ----------------------
     Total assets                                  $931,107      $915,739
                                                   ======================

Liabilities and shareholders' investment

Current liabilities:
-------------------
Short-term debt                                    $  6,319      $ 68,998
Long-term debt - current portion                      3,128         4,766
Accounts payable                                     84,893        97,443
Accrued compensation and employee benefits           46,479        48,869
Income taxes                                          7,336         9,694
Accrued expenses and other current liabilities       27,322        26,825
                                                   ----------------------
Total current liabilities                           175,477       256,595
                                                   ----------------------

Noncurrent liabilities:
----------------------
Long-term debt                                      211,112       143,838
Deferred income taxes                                24,536        20,533
Other noncurrent liabilities                         39,740        41,554
                                                   ----------------------
Total noncurrent liabilities                        275,388       205,925
                                                   ----------------------
     Total liabilities                              450,865       462,520
                                                   ----------------------

Shareholders' investment:
------------------------
Preferred stock, $0.025 par value, authorized
  16,000 shares, issued - none                           --            --
Common stock, $0.625 par value, authorized
  80,000 shares, issued 30,342 shares                18,964        18,964
Additional paid-in capital                           13,573        13,543
Retained earnings                                   505,522       469,142
Accumulated other comprehensive loss                (21,629)      (18,341)
Treasury stock at cost:  1,081 and 817
  common shares                                     (34,394)      (28,198)
Restricted stock - unamortized value                 (1,794)       (1,891)
                                                   ----------------------
     Total shareholders' investment                 480,242       453,219
                                                   ----------------------
     Total liabilities and shareholders'
       investment                                  $931,107      $915,739
                                                   ======================


The notes to consolidated financial statements are an integral part of these statements.


MANAGEMENT'S DISCUSSION OF CASH FLOWS
-------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES
-----------------------------------------

     Net cash provided by operating activities in fiscal 2000 was $91.2 million, down $14.0 million from the prior year. Major items contributing to the overall change were lower earnings, a noncash adjustment for deferred income taxes that moved in the opposite direction from the previous year, and working-capital demands that were higher in fiscal 2000, which were partially offset by higher noncash depreciation and amortization adjustments.

     Net cash provided by operating activities in fiscal 1999 was $105.2 million, up $2.2 million from the prior year as a result of higher earnings and positive noncash adjustments in deferred income taxes and in depreciation and amortization. These increases were offset in part as working-capital requirements grew from increased sales volume and the post-acquisition impact of the U.S. aftermarket expansion.

     Net cash from operating activities in fiscal 1998 was $102.9 million, up $2.7 million from the prior year mainly as a result of higher earnings. Working-capital requirements grew as a result of the increased sales volume.

     The company believes that cash, earnings, and borrowing capacity will continue to provide adequate support for the cash needs of its operations and long-term credit requirements, including capital expenditures and debt maturities.

CAPITAL EXPENDITURES
--------------------

     Capital expenditures for fiscal 2000 were $90.1 million, slightly lower than prior year, and include: the on-going construction and equipment costs of new technical centers in North America and Europe, production and administrative facility expansion in Europe, replacement of two corporate aircraft, the migration to a new computer platform and implementation of new systems software in North America, and the costs associated with equipment and tooling for new customer programs.

     Capital expenditures for fiscal 1999 were $90.9 million, $10.2 million higher than in fiscal 1998, reflecting: construction and equipment costs associated with the Racine Technical Center, continuing expansion and upgrading of our European production facilities, and tooling and equipment purchases at existing facilities in North America and Europe.

     Capital expenditures for fiscal 1998 were $80.7 million, $26.2 million higher than in fiscal 1997, reflecting: construction of Racine Technical Center, upgrading and expanding European facilities, and process improvements at North American plants.

ACQUISITIONS AND INVESTMENTS IN AFFILIATES
------------------------------------------

     During fiscal 2000, Modine made an additional $2.7-million investment in Daikin-Modine, Inc. Total investment in the 50-percent-owned joint venture is $4.2 million. See note 10 to the consolidated financial statements for further detail.

     During fiscal 1999, Modine acquired Core Holdings, Inc., of Orlando Florida, an aftermarket wholesale distributor. The cash cost of the acquisition was $19.8 million, net of cash acquired, and promissory notes to the sellers of $3.9 million. Investments in affiliates during the year consisted of the purchase of a 50-percent interest in Radiadores Visconde, Ltda., a Brazilian heat-transfer company based in S<o Paulo, Brazil, for $16.2 million in cash and a $10.0-million promissory note to the sellers. Modine also formed a new joint-venture company with Daikin Industries, Ltd. Investments made in fiscal 1999 in Daikin-Modine, Inc., totaled $1.5 million. See note 10 to the consolidated financial statements for further detail.

     During fiscal 1998, Modine acquired 100 percent of the assets of Sun Technology Corporation in Michigan, a manufacturer of infrared heaters. The cash cost of the acquisition was $2.6 million, net of cash acquired and a promissory note to the seller for $0.3 million. See note 10 to the consolidated financial statements for further detail.

CHANGES IN DEBT: SHORT- AND LONG-TERM
-------------------------------------

     In fiscal 2000, company debt increased $21.4 million, primarily to support working-capital and capital-expenditure requirements. During the year, Modine entered into a 50.8-million-Euro ($53-million) term loan. Proceeds were used to pay down short-term,

European, bank debt. The company also entered into a long-term, $60-million, multi-currency, revolving-credit agreement that was used to replace short-term debt.

     Overall, company debt increased by $72.0 million in fiscal 1999. New borrowings include short- and long-term debt used to provide financing for acquisitions, equity investments in affiliates, and construction projects in Europe and North America. Reductions in long-term debt resulted from refinancing existing bank debt in Europe with governmental loans and prepayment of an industrial revenue bond in the United States.

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

DIVIDENDS PAID
--------------

     Dividends for fiscal 2000 totaled $27.1 million, or 92 cents per share. This represented an increase of eight cents per share over the previous year. Dividends in fiscal 1999 and 1998 were $24.8 and $22.6 million, respectively, representing rates of 84 and 76 cents per share, respectively, and those dividends increased eight cents per share each year over the previous year.


                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               (In thousands)
------------------------------------------------------------------------------
For the years ended March 31  2000 1999 1998
------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------
 Net earnings                                     $ 65,403  $ 73,943  $ 72,471
 Adjustments to reconcile net earnings with
  cash provided by operating activities:
   Depreciation and amortization                    48,822    44,182    41,767
   Pensions                                         (2,686)   (2,465)   (2,256)
   Loss from disposition of property, plant,
    and equipment                                      582       123       837
   Deferred income taxes                            (2,235)    5,652       (91)
   Provision for losses on accounts receivable         734      (855)      497
   Undistributed earnings of affiliates, net
    of dividends received                              800       841       679
   Other - net                                         163     1,577     2,884
                                                  ----------------------------
                                                   111,583   122,998   116,788
                                                  ----------------------------

   Change in operating assets and liabilities
    excluding acquisitions:
    Trade receivables                               (9,147)  (15,100)  (16,526)
    Inventories                                      4,799    (6,789)  (13,236)
    Deferred income taxes and other current
     assets                                         (5,909)    4,661    (2,781)
    Accounts payable                                (8,674)    4,819    13,855
    Accrued compensation and employee benefits      (2,936)     (715)    3,724
    Income taxes                                    (1,257)   (2,234)    3,081
    Accrued expenses and other current
     liabilities                                     2,743    (2,469)   (1,977)
                                                  ----------------------------
Net cash provided by operating activities           91,202   105,171   102,928
                                                  ----------------------------

Cash flows from investing activities:
------------------------------------
   Expenditures for property, plant, and
    equipment                                      (90,147)  (90,860)  (80,682)
   Acquisitions, net of cash acquired                   --   (19,826)   (2,604)
   Proceeds from dispositions of assets              2,140       524     1,927
   Investments in affiliates                        (2,700)  (17,687)       --
   Increase in deferred charges and other
    noncurrent assets                               (2,537)     (895)   (1,003)
   Other - net                                         (56)     (150)     (200)
                                                  ----------------------------
Net cash used for investing activities             (93,300) (128,894)  (82,562)



Cash flows from financing activities:
------------------------------------
   (Decrease)/increase in short-term debt - net    (60,569)   48,112    18,597
   Additions to long-term debt                     129,818    46,810    27,102
   Reductions of long-term debt                    (47,837)  (22,924)  (28,607)
   Issuance of common stock, including
    treasury stock                                   2,965     5,054     4,567
   Purchase of treasury stock                      (12,102)  (15,203)  (16,990)
   Cash dividends paid                             (27,102)  (24,832)  (22,605)
                                                  ----------------------------
Net cash (used for)/provided by financing
 activities                                        (14,827)   37,017   (17,936)
                                                  ----------------------------
Effect of exchange-rate changes on cash             (1,168)     (541)     (842)
                                                  ----------------------------
Net (decrease)/increase in cash and cash
 equivalents                                       (18,093)   12,753     1,588
Cash and cash equivalents at beginning of year      49,163    36,410    34,822
                                                  ----------------------------
Cash and cash equivalents at end of year          $ 31,070  $ 49,163  $ 36,410
                                                  ============================

Cash paid during the year for:
   Interest, net of amounts capitalized           $  8,297  $  4,948  $  4,434
   Income taxes                                   $ 33,314  $ 37,071  $ 37,715
                                                  ----------------------------

The notes to consolidated financial statements are an integral part of these statements.


             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                                         (In thousands, except per-share amounts)
----------------------------------------------------------------------------------------------------------------------
                                                                     Accumulated                 Restricted
For the years                              Additional                   other                      stock-
ended March 31,                  Common     paid-in     Retained    comprehensive    Treasury   unamortized
2000, 1999, 1998                  stock     capital     earnings    income/(loss)     stock        value       Total
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1997          $18,964    $ 9,760     $378,740      $ (3,016)      $(14,949)    $(3,811)   $385,688
----------------------------------------------------------------------------------------------------------------------
Net earnings                          --         --       72,471            --             --          --      72,471
Other comprehensive (loss):
   Foreign-currency translation       --         --           --        (5,086)            --          --      (5,086)
Total comprehensive income            --         --           --            --             --          --      67,385
Cash dividends, $0.76 per share       --         --      (22,605)           --             --          --     (22,605)
Purchase of treasury stock            --         --           --            --        (16,990)         --     (16,990)
Stock options and awards
  including related tax benefits      --      2,583       (5,585)           --         10,736        (798)      6,936
Employee stock-purchase and
  -ownership plans                    --         41          (20)           --            226          --         247
Amortization of deferred
  compensation under
  restricted stock plans              --         --           --            --             --       1,814       1,814
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998           18,964     12,384      423,001        (8,102)       (20,977)     (2,795)    422,475
----------------------------------------------------------------------------------------------------------------------
Net earnings                          --         --       73,943            --             --          --      73,943
Other comprehensive (loss):
   Foreign-currency translation       --         --           --        (9,831)            --          --      (9,831)
   Minimum pension liability
     (net of tax benefit of
     $260)                            --         --           --          (408)            --          --        (408)
Total comprehensive income            --         --           --            --             --          --      63,704
Cash dividends, $0.84 per share       --         --      (24,832)           --             --          --     (24,832)
Purchase of treasury stock            --         --           --            --        (15,203)         --     (15,203)
Stock options and awards
  including related tax benefits      --        882       (2,970)           --          6,165         (11)      4,066
Employee stock-purchase and
  -ownership plans                    --        277           --            --          1,817          --       2,094
Amortization of deferred
  compensation under
  restricted stock plans              --         --           --            --             --         915         915
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999           18,964     13,543      469,142       (18,341)       (28,198)     (1,891)    453,219
----------------------------------------------------------------------------------------------------------------------

Net earnings                          --         --       65,403            --             --          --      65,403
Other comprehensive (loss):
   Foreign-currency translation       --         --           --        (3,144)            --          --      (3,144)
   Minimum pension liability
     (net of tax benefit of $5)       --         --           --          (144)            --          --        (144)
Total comprehensive income            --         --           --            --             --          --      62,115
Cash dividends, $0.92 per share       --         --      (27,102)           --             --          --     (27,102)
Purchase of treasury stock            --         --           --            --        (12,102)         --     (12,102)
Stock options and awards
  including related tax benefits      --         28       (1,798)           --          3,719        (975)        974
Employee stock-purchase and
  -ownership plans                    --          2         (123)           --          2,187          --       2,066
Amortization of deferred
  compensation under
  restricted stock plans              --         --           --            --             --       1,072       1,072
----------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000          $18,964    $13,573     $505,522      $(21,629)      $(34,394)    $(1,794)   $480,242
----------------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    Significant accounting policies
-----------------------------------------

     Nature of operations: Modine Manufacturing Company (Modine) is
     --------------------
a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway OEM (original-equipment-manufacturer) vehicular applications and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building markets. Product lines include radiators and radiator cores, vehicular air- conditioning, oil coolers, charge-air coolers, heat-transfer and heat-storage packages and modules, and building-HVAC (heating, ventilating, and air-conditioning) equipment.

     Basis of presentation: The financial statements are prepared
     ---------------------
in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

     Consolidation principles: The consolidated financial statements
     ------------------------
include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to Modine's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership exceeds 20 percent are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss).
Modine's share of the affiliates' net income (loss) is reflected in net earnings.

     Revenue Recognition: Sales revenue is recognized at the time
     -------------------
of product shipment to customers and appropriate provision is made for uncollectible accounts.

     Translation of foreign currencies: Assets and liabilities of
     ---------------------------------
foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an other-comprehensive-income (loss) item, included in shareholders' investment. Translation adjustments relating to countries with highly inflationary economies and foreign-currency transaction gains or losses are included in net earnings.

     Financial instruments: Foreign-exchange options and forward
     ---------------------
contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation. Gains and losses are recognized when these instruments are settled.

     Income taxes: Deferred tax liabilities and assets are
     ------------
determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Earnings per share: Basic earnings per share is calculated
     ------------------
based on the weighted average number of common shares outstanding during the year, while diluted earnings per share is calculated based on the dilutive effect of common shares that could be issued. Also see Note 6.

     Cash equivalents: For purposes of the cash flows statement,
     ----------------
Modine considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

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

     Modine monitors events or changes in circumstances for long-lived assets, which may result in the carrying amount of the assets exceeding the sum of the expected undiscounted future cash flows associated with such assets. The measurement of any impairment losses recognized is based on the difference between the fair values and the carrying amounts of the assets.

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

     Stock-based compensation: Stock-based compensation is recognized
     ------------------------
using the intrinsic value method. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see
Note 18.

     Accounting principles to be adopted: In 1998, the Financial
     -----------------------------------
Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains, or losses depends on the intended use of the derivative and its resulting designation. The statement, which had its effective date deferred by SFAS No. 137, is now effective for fiscal years beginning after June 15, 2000. Modine will adopt SFAS No. 133 beginning April 1, 2001. Adoption of this statement is not expected to have a material effect on Modine's financial position or results of operations.

     Reclassifications: Certain prior-year amounts have been
     -----------------
reclassified to conform with the current-year presentation.

NOTE 2    Research and development costs
----------------------------------------

     Research and development costs charged to operations totaled
$20,528,000 in fiscal 2000, $18,252,000 in fiscal 1999, and
$16,816,000 in fiscal 1998.

NOTE 3    Pension and other postretirement benefit plans
--------------------------------------------------------

     Pensions: Modine has several noncontributory, defined-benefit,
     --------
pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount.
Funding policy for domestic, qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Plan assets principally consist of equity and fixed-income securities. As of March 31, 2000 and 1999, the plans, held 994,000 and 1,420,000 shares, respectively, of Modine common stock.

     Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $15,638,000, $14,306,000, and $687,000, respectively, as of March 31, 2000, and
$18,220,000, $15,235,000, and $1,178,000, respectively, as of March 31,
1999.

     Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 18) for fiscal 2000, 1999, and 1998 were $7,744,000, $6,831,000, and $6,666,000, respectively.

     Other postretirement plans: Modine and certain of its domestic
     --------------------------
subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of Modine's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

     The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as follows:

                                                            (In thousands)
----------------------------------------------------------------------------
                                       Pensions         Other postretirement
                                 ------------------     --------------------
Years ended March 31                 2000      1999         2000      1999
----------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at
  beginning of year              $155,754  $137,090     $ 23,816  $ 22,706
 Service cost                       5,875     5,567          374       327
 Interest cost                     10,630    10,299        1,629     1,626
 Plan amendments                    1,256       344           --        --
 Actuarial (gain)/loss            (13,237)    7,302         (825)      974
 Benefits paid                     (6,723)   (4,945)      (2,286)   (2,234)
 Settlement                           166        --           --        --
 Contributions by plan
  participants                         --        --          427       417
 Currency-translation
  adjustment                       (1,687)       97           --        --
----------------------------------------------------------------------------
  Benefit obligation at
   end of year                   $152,034  $155,754     $ 23,135  $ 23,816
----------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets
  at beginning of year           $196,396  $188,762     $     --  $     --
 Actual return on plan assets       1,808    10,485           --        --
 Employer contributions             5,025     2,218        1,859     1,817
 Contributions by plan
  participants                         --        --          427       417
 Benefits paid                     (6,723)   (4,945)      (2,286)   (2,234)
 Currency-translation
  adjustment                         (172)     (124)          --        --
----------------------------------------------------------------------------
  Fair value of plan
   assets at end of year         $196,334  $196,396     $     --  $     --
----------------------------------------------------------------------------
Funded status:
 Funded status at end of year    $ 44,300  $ 40,642     $(23,135) $(23,816)
 Unrecognized net (gain)/loss      (3,890)   (6,060)        (737)       42
 Unrecognized prior service cost    3,028     2,306       (2,091)   (2,564)
 Unrecognized net
  transition obligation               487       663           --        --
----------------------------------------------------------------------------
  Net amount recognized          $ 43,925  $ 37,551     $(25,963) $(26,338)
----------------------------------------------------------------------------
Amounts recognized in the
 balance sheet consist of:
 Prepaid benefit cost            $ 56,974  $ 51,606     $     --  $     --
 Accrued benefit liability        (14,860)  (15,526)     (25,963)  (26,338)
 Intangible asset                     994       991           --        --
 Accumulated other
  comprehensive income                817       480           --        --
----------------------------------------------------------------------------
Net amount recognized            $ 43,925  $ 37,551     $(25,963) $(26,338)
----------------------------------------------------------------------------

     Costs for Modine's pension and other postretirement benefit plans include the following components:

                                                            (In thousands)
----------------------------------------------------------------------------
Years ended March 31                         2000       1999       1998
----------------------------------------------------------------------------
Pensions:
Components of net periodic
 benefit cost (gain):
 Service cost                            $  5,875   $  5,567   $  5,280
 Interest cost                             10,630     10,299      9,625
 Expected return on plan assets           (17,567)   (16,433)   (14,925)
 Amortization of:
  Unrecognized net loss (gain)                 95       (117)       108
  Unrecognized prior service cost             380        340        437
  Unrecognized net obligation
   (asset)                                     93        213       (288)
  Adjustment for settlement                   574         --         --
----------------------------------------------------------------------------
   Net periodic benefit cost (gain)      $     80   $   (131)  $    237
----------------------------------------------------------------------------
Other postretirement plans:
Components of net periodic
 benefit cost:
 Service cost                            $   374    $    327   $    310
 Interest cost                             1,629       1,626      1,624
 Amortization of:
  Unrecognized net (gain)                    (46)       (109)       (87)
  Unrecognized prior service cost           (473)       (473)      (473)
----------------------------------------------------------------------------
   Net periodic benefit cost             $ 1,484    $  1,371   $  1,374
----------------------------------------------------------------------------

     The following weighted-average assumptions were used to determine Modine's obligation under the plans:
----------------------------------------------------------------------------
Years ended March 31                    2000                 1999
                                   ----------------    ---------------
                                    U.S.    Foreign     U.S.   Foreign
                                   plans     plans     plans    plans
----------------------------------------------------------------------------
Pensions:
Discount rate                       7.5%      7.4%      7.0%     7.1%
Expected return on plan assets      9.0%     14.4%      9.0%    15.4%
Rate of compensation increase       4.0%      3.1%      4.5%     3.0%
----------------------------------------------------------------------------
Other postretirement plans:
Discount rate                       7.5%                7.0%
Rate of compensation increase       4.0%                4.5%
----------------------------------------------------------------------------

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

     Assumed healthcare-cost trend rates affect the amounts reported for the healthcare plan. A one-percentage-point change in assumed healthcare-cost trend rates would have the following effects:

                                                           (In thousands)
----------------------------------------------------------------------------
                                                     One percentage point
                                                     --------------------
Year ended March 31, 2000                            increase    decrease
----------------------------------------------------------------------------
Effect on total of service and interest cost         $   96      $   (95)
Effect on post-retirement benefit obligation          1,309       (1,244)
----------------------------------------------------------------------------

NOTE 4    Leases
----------------

     Modine leases various facilities and equipment. Rental expense under operating leases totaled $14,817,000 in fiscal 2000, $12,618,000 in fiscal 1999, and $10,912,000 in fiscal 1998.

     Future minimum rental commitments at March 31, 2000, under noncancelable operating leases were:
                                                             (In thousands)
----------------------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------------------
2001               $8,637          2004               $2,321
2002                5,646          2005                1,703
2003                3,134          2006 and beyond     2,556
----------------------------------------------------------------------------
   Total future minimum rental commitments           $23,997
----------------------------------------------------------------------------

NOTE 5    Income taxes
----------------------

     The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:
                                                            (In thousands)
----------------------------------------------------------------------------
Years ended March 31                       2000        1999        1998
----------------------------------------------------------------------------
Components of earnings before
 income taxes:
 United States                          $70,114    $ 98,945    $ 83,342
 Foreign                                 25,217      19,125      32,630
----------------------------------------------------------------------------
   Total earnings before income taxes   $95,331    $118,070    $115,972
----------------------------------------------------------------------------
Income tax expense:
 Federal:
  Current                               $20,231    $ 22,983    $ 26,913
  Deferred                                2,959       4,995         (55)
 State:
  Current                                 3,319       4,836       4,008
  Deferred                                  337         497          22
 Foreign:
  Current                                 8,746       9,595      12,506
  Deferred                               (5,664)      1,221         107
----------------------------------------------------------------------------
   Totals charged to earnings           $29,928    $ 44,127    $ 43,501
----------------------------------------------------------------------------

     Income-tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory U.S.
federal income-tax rate as a result of the following:
----------------------------------------------------------------------------
Years ended March 31                          2000      1999      1998
----------------------------------------------------------------------------
Statutory federal tax                        35.0%     35.0%     35.0%
State taxes, net of federal benefit           2.6       3.0       2.3
Taxes on non-U.S. earnings and losses        (7.8)     (0.2)      0.2
Other                                         1.6      (0.4)       --
----------------------------------------------------------------------------
   Effective tax rate                        31.4%     37.4%     37.5%
----------------------------------------------------------------------------

     The significant components of deferred income-tax expense
attributable to earnings before income taxes are as follows:
                                                             (In thousands)
----------------------------------------------------------------------------
Years ended March 31                   2000     1999       1998
----------------------------------------------------------------------------
Pensions                            $ 1,707   $1,294    $ 1,617
Depreciation                          3,622    2,023      1,201
Inventories                            (575)    (148)       432
Employee benefits                       679      817     (1,357)
Benefit of tax losses                (7,185)    (392)      (162)
Other                                  (617)   3,119     (1,657)
----------------------------------------------------------------------------
   Totals charged to earnings       $(2,369)  $6,713    $    74
----------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:
                                                          (In thousands)
----------------------------------------------------------------------------
March 31                                                 2000      1999
---------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                                  $ 1,366   $ 1,079
 Inventories                                            5,660     4,488
 Plant and equipment                                      937       566
 Employee benefits                                     18,683    19,278
 Net operating-loss and tax-credit carry-forwards       9,217     7,553
 Other                                                  7,747     6,867
                                                      -----------------
   Total gross deferred assets                         43,610    39,831
   Less valuation allowance                               856     5,154
                                                      -----------------
   Net deferred tax assets                             42,754    34,677
                                                      -----------------
Deferred tax liabilities:
 Pension                                               22,012    20,034
 Plant and equipment                                   14,846    11,046
 Other                                                  2,686     2,311
                                                      -----------------
   Total gross deferred tax liabilities                39,544    33,391
----------------------------------------------------------------------------
   Net deferred tax asset                             $ 3,210   $ 1,286
----------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 1999, was $5,154,000. The valuation allowance decreased by $4,298,000 during the year and relates primarily to certain, foreign, net-operating-loss carryforward activities. The implementation of a tax strategy allowed Modine to release a tax-valuation allowance relating to the net-operating-loss carryforward at a foreign subsidiary. Available positive evidence and projected future earnings of the foreign subsidiary will, more likely than not, result in the realization of the net-operating-loss carryforward.

     At March 31, 2000, the company had tax-loss carryforwards of $21,628,000 existing in jurisdictions outside of the United States. If not utilized against taxable income, the tax losses will expire as follows:

                                                           (In thousands)
----------------------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------------------
2001                      $184       2004                     $   471
2002                       387       2005                       2,405
2003                        --       No expiration date        18,181
----------------------------------------------------------------------------

     The undistributed earnings of certain foreign subsidiaries and equity investment companies totaled $112,084,000 as of March 31, 2000. The earnings are considered permanently reinvested in foreign operations and, therefore, no provision has been made for any U.S. taxes.

NOTE 6    Earnings per share
----------------------------

     The computational components of basic and diluted earnings per share are as follows:

                                  (In thousands, except per-share amounts)
----------------------------------------------------------------------------
Years ended March 31                               2000      1999      1998
----------------------------------------------------------------------------
Net earnings per share of common stock:
 Basic                                            $2.22     $2.50     $2.44
 Assuming dilution                                 2.20      2.46      2.39
Numerator:
 Net earnings available to
  common shareholders                           $65,403   $73,943   $72,471
Denominator:
 Weighted average shares outstanding - basic     29,471    29,579    29,726
 Effect of dilutive securities - options            232       436       563
                                                ---------------------------
 Weighted average shares
  outstanding - assuming dilution                29,703    30,015    30,289
There were outstanding options to
 purchase common stock excluded from
 the dilutive calculation because
 their prices exceeded the average
 market price for the earnings
 statement periods as follows:
Average market price per share                   $27.03    $32.57    $32.63
Number of shares                                  1,169       645       318
----------------------------------------------------------------------------

NOTE 7    Cash and cash equivalents
-----------------------------------

     Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $7,699,000, $9,814,000, and $10,002,000 at March 31,
2000, 1999, and 1998, respectively.

     All the short-term investments at March 31, 2000, 1999, and 1998, were of an initial duration of less than three months and were treated as cash equivalents, which approximate fair value.

NOTE 8    Inventories
---------------------

     Inventories include:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                                             2000        1999
----------------------------------------------------------------------------
Raw materials                                    $ 35,872    $ 40,529
Work in process                                    39,146      41,863
Finished goods                                     93,579      96,557
----------------------------------------------------------------------------
   Total inventories                             $168,597    $178,949
----------------------------------------------------------------------------

NOTE 9    Property, plant, and equipment
----------------------------------------

     Property, plant, and equipment is composed of:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                      Depreciable lives        2000      1999
----------------------------------------------------------------------------
Land                                         --    $  7,966  $  7,922
Buildings and improvements          10-40 years     164,449   147,153
Machinery and equipment              3-12 years     336,064   304,659
Office equipment                     3-14 years      48,754    40,803
Transportation equipment              3-7 years      14,924    17,817
Construction in progress                     --      62,013    76,292
                                                   ------------------
                                                    634,170   594,646
Less accumulated depreciation                       296,183   290,882
----------------------------------------------------------------------------
   Net property, plant, and equipment              $337,987  $303,764
----------------------------------------------------------------------------

     Depreciation expense was $39,360,000, $37,411,000, and $35,192,000 for the fiscal years ended 2000, 1999, and 1998, respectively.

NOTE 10   Acquisitions and equity investments
---------------------------------------------

     In the first quarter of fiscal 1999, Modine formed a joint-venture company with Daikin Industries, Ltd. Modine made investments in fiscal

1999 of $1,500,000 and in fiscal 2000 of $2,700,000. The 50-percent-owned joint venture, Daikin-Modine, Inc., is manufacturing a new line of packaged, rooftop, air-conditioning products using state-of-the-art technology, including Modine's patented PF (parallel flow) heat exchangers. On April 11, 2000, Modine announced that it reached a basic agreement with Daikin Industries, Ltd. to purchase their share of ownership in the joint-venture in June 2000. The operation will be restructured into Modine's Commercial HVAC&R Division upon completion of the transaction.

     On August 6, 1998, Modine, through its wholly owned Brazilian subsidiary, purchased a 50-percent interest in Radiadores Visconde, Ltda., a Brazilian heat-transfer company based in Sao Paulo, Brazil. Visconde produces heat-exchanger components, assemblies, and modules primarily for the aftermarket but also for sale to original-equipment customers in the truck, engine, agricultural-tractor, hydraulic-system, compressor, marine, construction-equipment, power-generator, and industrial markets. The purchase price of $26,187,000 was financed through a combination of cash provided by operations, borrowing under Modine's revolver, and a promissory note in the amount of $10,000,000 to the sellers. Goodwill recorded as part of the investment was $17,536,000 and is being amortized on a straight-line basis over 15 years. The investment is being accounted for under the equity method using a one-month reporting delay.

     On October 6, 1998, Modine finalized the acquisition of Core Holdings, Inc., of Orlando, Florida, an aftermarket wholesale distributor specializing in complete lines of vehicular engine-cooling and air-conditioning systems products. The acquisition purchase price was $24,300,000. The transaction was financed with cash, existing short-term borrowing facilities, and $3,921,000 of promissory notes to the sellers. The investment is accounted for using the purchase method. Goodwill, recognized as a result of the acquisition, was $25,261,000 and is being amortized on a straight-line basis over 15 years. The results of operations are included in the consolidated financial statements since the effective date of the acquisition.

     Details of businesses acquired and equity investment transactions were as follows:

                                                           (In thousands)
----------------------------------------------------------------------------
Year ended March 31                                  2000        1999
----------------------------------------------------------------------------
Value of assets acquired, including
 intangibles, excluding cash acquired
 of $543 in fiscal 1999                            $   --     $53,620
Liabilities assumed and created                        --     (43,794)
Equity investment in affiliates                     2,700      27,687
----------------------------------------------------------------------------
   Net cash paid for acquisitions and
    equity investments                             $2,700     $37,513
----------------------------------------------------------------------------

     Effective January 1, 1998, Modine acquired the business, assets, and certain liabilities of Sun Technology Corporation, located in Shelby Township, Michigan. Sun Technology manufactured Ray-Tec infrared heaters for commercial, industrial, and residential buildings. The acquisition purchase price of $3,173,000 was paid for with cash and a promissory note for $320,000. Goodwill created by the acquisition was $2,226,000 and is being amortized over 15 years on a straight-line basis. The investment is being accounted for by the purchase method. The results of operations are included in the consolidated financial statements since the date of acquisition.

     The investments presented above did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

NOTE 11   Intangible assets
---------------------------

     Intangible assets include:

                                                      (In thousands)
-------------------------------------------------------------------------
March 31                                             2000      1999
-------------------------------------------------------------------------
Goodwill                                         $ 89,815  $ 92,548
Patents and product technology                      8,389     8,389
Other intangibles                                   3,204     3,326
                                                 ------------------
                                                  101,408   104,263
Less accumulated amortization                      31,069    23,852
-------------------------------------------------------------------------
   Net intangible assets                         $ 70,339  $ 80,411
-------------------------------------------------------------------------

     Amortization expense for intangible assets was $8,390,000, $5,856,000, and $4,761,000 for the fiscal years ended 2000, 1999, and 1998, respectively.

NOTE 12   Deferred charges and other noncurrent assets
------------------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                            (In thousands)
----------------------------------------------------------------------------
March 31                                                  2000      1999
----------------------------------------------------------------------------
Prepaid pension costs - qualified and
 nonqualified plans                                    $57,421   $52,000
Other noncurrent assets                                  7,365     2,141
----------------------------------------------------------------------------
   Total deferred charges and other
     noncurrent assets                                 $64,786   $54,141
----------------------------------------------------------------------------

NOTE 13   Indebtedness
----------------------

     Long-term debt at March 31, 2000 and 1999, includes:

                                                    (Dollars in thousands)
----------------------------------------------------------------------------
                                                Fiscal
                            Interest rate at   year of
Type of issue               March 31, 2000    maturity      2000      1999
----------------------------------------------------------------------------
Denominated in
 U.S. dollars:
 Fixed rate -
  Notes                      5.00%-9.00%    2001-2004   $ 13,391  $ 15,825
   Weighted average
    interest rate                  5.31%
   Revenue bonds                   7.50%         2003        750     1,100
 Variable rate -
  Note                             6.50%         2003     55,000     1,660
  Revenue bonds                    3.85%         2008      3,000     3,000
Denominated in
 foreign currency:
 Fixed rate -
  Notes and other debt      3.25%-11.00%    2004-2009     13,301    11,784
   Weighted average
    interest rate                  3.92%
 Variable rate -
  Notes and other debt        .30%-7.00%    2002-2010    128,798   115,235
   Weighted average
    interest rate                  3.78%
                                                        ------------------
                                                         214,240   148,604
Less current portion                                       3,128     4,766
----------------------------------------------------------------------------
   Total                                                $211,112  $143,838
----------------------------------------------------------------------------

     During the second quarter of fiscal 2000, Modine entered into an unsecured $53,000,000 term loan denominated in Euros. This loan matures in August, 2001, with a one-year extension option subject to the lender's approval. In the fourth quarter of fiscal 2000, Modine entered into an unsecured $60,000,000 multi-currency revolving credit agreement with a term of three years. Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. Modine is in compliance with these covenants at March 31, 2000.

     At March 31, 2000, the carrying value of Modine's long-term debt approximates fair value.

     Long-term debt matures as follows:

---------------------------------------------------------------------------
Years ending March 31                                      (In thousands)
---------------------------------------------------------------------------
2001              $  3,128        2004                 $12,002
2002                67,931        2005                   1,735
2003               100,762        2006 and beyond       28,682
----------------------------------------------------------------------------

     Modine also maintains credit agreements with banks abroad.
The foreign unused lines of credit at March 31, 2000, were approximately $27,888,000. Domestic unused lines of credit at March 31, 2000, were approximately $5,657,000. A maximum of $79,248,000 in short-term bank borrowings was outstanding during the year ended March 31, 2000. The weighted average interest rate on short-term borrowings was
4.67 percent at March 31, 2000, and 4.94 percent at March 31, 1999.

     Interest expense charged to earnings was as follows:

                                                           (In thousands)
----------------------------------------------------------------------------
Years ended March 31                               2000      1999      1998
----------------------------------------------------------------------------
Gross interest cost                              $9,980    $7,538    $4,687
Capitalized interest on major
 construction projects                           (1,513)   (1,816)     (677)
----------------------------------------------------------------------------
   Interest expense                              $8,467    $5,722    $4,010
----------------------------------------------------------------------------

NOTE 14   Foreign exchange contracts/derivatives
------------------------------------------------

     Modine uses derivative financial instruments in a limited way as a tool to manage its financial risk. Their use is restricted primarily to hedging assets and obligations already held by Modine and they are used to protect cash rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by company policy.

     Modine from time to time enters into foreign-currency-exchange contracts, generally with terms of 90 days or less, to hedge specific foreign-currency-denominated transactions. The effect of this practice is to minimize the impact of foreign-exchange-rate movements on Modine's operating income. Modine's foreign-currency-exchange contracts do not subject it to significant risk due to exchange-rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

     As of March 31, 2000 and 1999, the parent company had approximately $2,549,000 and $3,971,000, respectively, in outstanding forward foreign-exchange contracts denominated in Euros and French francs, respectively. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell nonfunctional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 13.

NOTE 15   Other noncurrent liabilities
--------------------------------------

     Other noncurrent liabilities include:

                                                           (In thousands)
---------------------------------------------------------------------------
March 31                                                 2000      1999
---------------------------------------------------------------------------
Postretirement benefits other
 than pensions                                        $23,595   $24,119
Pensions                                               13,583    14,521
Other                                                   2,562     2,914
---------------------------------------------------------------------------
   Total other noncurrent liabilities                 $39,740   $41,554
---------------------------------------------------------------------------

NOTE 16   Common and treasury stock
-----------------------------------

     Following is a summary of common and treasury stock activity.

----------------------------------------------------------------------------
                                                          Treasury stock
                                      Common stock            at cost
                                    -----------------    -------------------
                                    shares    amount     shares    amount
----------------------------------------------------------------------------
Balance March 31, 1997              30,342    $18,964    (509)     $(14,949)
----------------------------------------------------------------------------
Purchase of treasury stock              --         --    (523)      (16,990)
Stock options and awards
 including related tax benefits         --         --     346        10,736
Employee stock-purchase
 and -ownership plans                   --         --       8           226
----------------------------------------------------------------------------
Balance March 31, 1998              30,342     18,964    (678)      (20,977)
----------------------------------------------------------------------------
Purchase of treasury stock              --         --    (418)      (15,203)
Stock options and awards
 including related tax benefits         --         --     215         6,165
Employee stock-purchase
 and -ownership plans                   --         --      64         1,817
----------------------------------------------------------------------------
Balance March 31, 1999              30,342     18,964    (817)      (28,198)
----------------------------------------------------------------------------
Purchase of treasury stock              --         --    (459)      (12,102)
Stock options and awards
 including related tax benefits         --         --     124         3,719
Employee stock-purchase
 and -ownership plans                   --         --      71         2,187
----------------------------------------------------------------------------
Balance March 31, 2000              30,342    $18,964  (1,081)     $(34,394)
----------------------------------------------------------------------------

NOTE 17   Shareholder rights plan
---------------------------------

     Modine has a shareholder rights plan to protect against coercive takeover tactics. Under the plan, each share of Modine's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $95.00 per unit. The rights are not currently exercisable but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of Modine's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by Modine, at a price of $0.0125 per right, at any time before 20 percent or more of Modine's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

NOTE 18   Stock-retirement, option, and award plans
---------------------------------------------------

     Retirement plans: Modine has adopted several, qualified,
     ----------------
defined-contribution, stock-purchase plans; 401(k) plans; and a non-qualified, deferred-compensation plan for certain, designated employees. The stock-purchase plans permitted employees to make monthly investments at current market prices based on a specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. The plans continue to earn dividends, which are reinvested in Modine common stock. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contribution, primarily in Modine common stock.

     Activity in the plans for fiscal 2000, 1999, and 1998 resulted in the purchase of 487,000, 506,000, and 577,000 shares of Modine common stock, respectively. These purchases were made from the employee-pension-plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2000, 1999, and 1998 were $7,288,000, $6,321,000, and $6,179,000, respectively.

     Stock option and award plans: In July of 1985 and 1994,
     ----------------------------
shareholders approved plans providing for the granting of options to officers, other key employees, and to non-employee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. Options granted under the plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 39,000, 1,500, and 25,000 shares in fiscal 2000, 1999, and
1998, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction periods. The amounts charged to operations in fiscal 2000, 1999, and 1998 were $1,072,000, $915,000, and
$1,814,000, respectively.

     Following is a summary of incentive and nonqualified option activity under the plans.

----------------------------------------------------------------------------
                                          Shares           Weighted-average
                                   in thousands)   exercise price per share
----------------------------------------------------------------------------
Outstanding March 31, 1997                 2,085                    $20.27
----------------------------------------------------------------------------
 Granted                                     318                     33.56
 Exercised                                  (323)                    13.33
----------------------------------------------------------------------------
Outstanding March 31, 1998                 2,080                     23.38
----------------------------------------------------------------------------
 Granted                                     333                     33.36
 Exercised                                  (215)                    13.77
 Forfeitures                                 (18)                    27.31
----------------------------------------------------------------------------
Outstanding March 31, 1999                 2,180                     25.82
----------------------------------------------------------------------------
 Granted                                     343                     25.86
 Exercised                                   (85)                    10.59
----------------------------------------------------------------------------
Outstanding March 31, 2000                 2,438                    $26.36
----------------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 2000:

----------------------------------------------------------------------------
                                Weighted-  Weighted-average
                                  average    exercise price          Shares
Range of exercise prices   remaining life         per share  (in thousands)
----------------------------------------------------------------------------
$ 8.75 - 14.99                       1.51            $11.56             157
 15.00 - 24.99                       4.01             20.17             530
 25.00 - 34.99                       7.20             29.55           1,751
----------------------------------------------------------------------------
Total outstanding and exercisable                    $26.36           2,438
----------------------------------------------------------------------------

     A further 1,480,000 shares were available for the granting of additional options or awards at March 31, 2000.

     Modine continues to account for its stock options using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since the exercise price of the options that have been awarded was equal to the market price on the date of the grant, no compensation expense was required to be recognized. If the fair-value based method of accounting for the 2000, 1999, and 1998 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," Modine's net earnings and net earnings per share would have been reduced as summarized below:

                                   (In thousands, except per-share amounts)
---------------------------------------------------------------------------
Years ended March 31                              2000      1999      1998
---------------------------------------------------------------------------
Net earnings as reported                       $65,403   $73,943   $72,471
Net earnings pro forma                          62,855    71,206    69,597
Net earnings per share (basic) as reported       $2.22     $2.50     $2.44
Net earnings per share (basic) pro forma          2.13      2.41      2.34
----------------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 2000, 1999, and 1998 using the Black-Scholes option-pricing model: a risk-free interest rate of 5.82-6.60 percent,
4.53 percent, and 5.43 percent, respectively; stock volatility of 26.9-28.8 percent, 26.3 percent, and 27.0 percent, respectively; a dividend yield of 2.4-2.5 percent, 2.2 percent, and 2.2 percent, respectively; and, for each of the three years, an expected option life of five years.

NOTE 19   Segment and geographic information
--------------------------------------------

     Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets. Modine's segments, which are organized on the basis of market categories or geographical responsibility, are as follows: Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; Distributed Products, which provides heat-transfer products primarily for the North American vehicular replacement market and the building-HVAC market, from business units in North America; and European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles, industrial equipment manufacturers, and the vehicular replacement market from business units in Europe. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief, operating decisionmakers. These results are used by management both in evaluating the performance of, and in allocating current and future resources to, each of the segments. Modine evaluates segment performance based on operating income and the efficient use of long-lived and total assets. The accounting policies of the segments are the same as those of Modine as a whole.

     Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

     Segment data:
                                                          (In thousands)
---------------------------------------------------------------------------
Years ended March 31                    2000           1999           1998
---------------------------------------------------------------------------
Sales:
 Original Equipment               $  485,338     $  491,532     $  491,128
 Distributed Products                351,790        320,320        300,989
 European Operations                 342,834        334,245        283,751
                                  ----------------------------------------
  Segment sales                    1,179,962      1,146,097      1,075,868
 Eliminations                        (40,693)       (34,650)       (35,450)
---------------------------------------------------------------------------
   Total net sales                $1,139,269     $1,111,447     $1,040,418
---------------------------------------------------------------------------
Operating income:
 Original Equipment               $   92,292     $   92,488     $   85,986
 Distributed Products                 39,179         49,041         51,004
 European Operations                  29,817         34,200         39,506
                                  ----------------------------------------
  Segment operating income           161,288        175,729        176,496
 Corporate & administrative
  expenses                           (62,303)       (62,546)       (58,754)
 Eliminations                             53            108           (266)
 Other items not allocated
  to segments                         (3,707)         4,779         (1,504)
---------------------------------------------------------------------------
   Earnings before
    income taxes                  $   95,331     $  118,070     $  115,972
---------------------------------------------------------------------------

     Intersegment sales are accounted for based on an established markup over production costs.

     At the end of the fourth quarter in fiscal 2000, several changes were introduced in the basis for measuring segment profit or loss. The amortization of goodwill was restored as a charge to SG&A expenses from other items not allocated to segments. Certain goodwill amortization previously recorded at Corporate was moved to the Distributed Products segment. Lastly, the allocation of Corporate headquarters functions was changed to include only a general building, technical center, and aircraft use allocation. These changes were introduced in preparation for using value-based-management criteria for assessing performance across the various business units within the segments. The corresponding prior years' data have been restated to reflect the effects of these changes.

     Operating income for the reportable segments excludes all general corporate and administrative expenses except for certain expenses allocated for use of the company aircraft, technical center, and general building use. Functions included in corporate and administrative expenses include: certain research and development costs, information technology, quality assurance, legal, finance, human resources, environmental, amortization of goodwill from acquisitions that benefit the entire company, and other general corporate expenses.

     Other items not allocated to segments include interest income and expenses, royalties, and dividend income.

                                                           (In thousands)
---------------------------------------------------------------------------
Years ended March 31                             2000      1999      1998
---------------------------------------------------------------------------
Assets:
 Original Equipment                          $265,495  $231,841  $223,222
 Distributed Products                         216,586   211,171   149,006
 European Operations                          235,093   237,036   188,214
 Corporate & administrative                   264,562   249,044   210,010
 Eliminations                                 (50,629)  (13,353)  (11,428)
---------------------------------------------------------------------------
   Total assets                              $931,107  $915,739  $759,024
---------------------------------------------------------------------------
Capital expenditures:
 Original Equipment                          $ 19,714  $ 24,766  $ 24,730
 Distributed Products                           4,506     5,088     7,068
 European Operations                           39,744    45,514    25,447
 Corporate & administrative                    26,272    15,542    23,319
 Eliminations                                     (89)      (50)      118
---------------------------------------------------------------------------
   Total capital expenditures                $ 90,147  $ 90,860  $ 80,682
---------------------------------------------------------------------------
Depreciation and amortization  expense:
 Original Equipment                          $ 16,270  $ 15,764  $ 14,798
 Distributed Products                           7,618     6,477     5,064
 European Operations                           14,106    13,276    11,824
 Corporate & administrative                    10,955     8,788    10,185
 Eliminations                                    (127)     (122)     (104)
---------------------------------------------------------------------------
   Total depreciation and
    amortization expense                     $ 48,822  $ 44,183  $ 41,767
---------------------------------------------------------------------------

     In the third and fourth quarters of fiscal 2000, changes were introduced by management in the basis of measuring segment assets. Since the third quarter, trade receivables previously reported as corporate and administrative assets have been reported directly in the individual segments. Since the fourth quarter, goodwill and its associated accumulated amortization previously reported in corporate and administrative assets has been reported in a segment if the benefit from the acquisition is directly associated with a single segment. As mentioned earlier, these changes were introduced in preparation for using value-based-management criteria for assessing performance within business units within the three segments.

     Corporate assets include: cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

     Eliminations of capital expenditures are primarily due to sales between segments in excess of book value.

     Geographic data:
                                                           (In thousands)
---------------------------------------------------------------------------
Years ended March 31                    2000           1999           1998
---------------------------------------------------------------------------
Sales to unaffiliated
 customers from company
 facilities located in:
 United States                    $  757,074     $  740,094     $  719,221
 Germany                             212,474        221,725        178,855
 Other countries                     169,721        149,628        142,342
--------------------------------------------------------------------------
   Net sales                      $1,139,269     $1,111,447     $1,040,418
--------------------------------------------------------------------------
Long-lived assets:
 United States                    $  364,456     $  344,948     $  278,959
 Germany                              71,422         61,258         43,260
 Other countries                      66,572         61,923         46,651
 Eliminations                           (898)        (5,486)        (3,029)
--------------------------------------------------------------------------
   Total long-lived assets        $  501,552     $  462,643     $  365,841
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

NOTE 20   Contingencies and litigation
--------------------------------------

     In the normal course of business, Modine and its subsidiaries have been named as defendants in various lawsuits and enforcement proceedings in which claims are asserted against Modine by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others. Modine is also subject to other liabilities that arise in the ordinary course of its business. Based on the information available, Modine does not expect that any unrecorded liability related to these matters would have a material effect on the consolidated financial statements.

     In November 1991, Modine filed a lawsuit against Mitsubishi Motor Sales of America, Inc., and Showa Aluminum Corporation, alleging infringement of Modine's patent on parallel-flow air-conditioning condensers. The suit seeks an injunction to prohibit continued infringement, an accounting for damages, a trebling of such damages for willful infringement, and reimbursement of attorneys' fees. In December 1991, Modine submitted a complaint to the U.S. International Trade Commission (ITC) requesting that the ITC ban the import and sale of parallel-flow air-conditioning condensers and systems or vehicles that contain them, which are the subject of the November 1991 lawsuit. In August 1997, the ITC issued an Order excluding from U.S. import
Showa condensers that infringe Modine Manufacturing Company's parallel-flow patent. The ITC's Order covers condensers, their parts, and certain products including them, such as air-conditioning kits and systems. It directs the U.S. Customs Service to exclude from importation into the United States such products manufactured by Showa Aluminum Corporation of Japan and Showa Aluminum Corporation of America. The decision is based on a Modine U.S. patent covering condensers with tube hydraulic diameters less than 0.04822 inches. The Showa companies must certify to Customs officials that any condenser items imported by them do not infringe Modine's parallel-flow patent. The Showa companies must also file annual reports with the ITC regarding their sales of Showa parallel-flow condensers in the United States. In July of 1994, Showa filed a lawsuit against Modine alleging infringement by Modine of certain Showa patents pertaining to condensers. In June 1995, Modine filed a motion for partial summary judgment against such lawsuit. In December of 1994, Modine filed another lawsuit against Mitsubishi and Showa pertaining to a newly issued patent on parallel-flow air-conditioning condensers. Both 1994 suits have been stayed pending the outcome of re-examination in the U.S. Patent Office of the patents involved. In October of 1999, the U.S. Patent Office Board of Appeals rejected Modine's 1994 PF patent, which rejection is being appealed to the Court of Appeals for the Federal Circuit. In October of 1997, Modine was issued a Japanese patent covering parallel-flow air-conditioning condensers having tube hydraulic diameters less than
0.070 inches. In August of 1998, Modine filed a patent infringement suit in Japan against Showa with respect to this patent seeking an injunction and damages. Several patents have been issued to Modine by the European Patent Office, one having been rejected at the opposition level, which is being appealed, and a second having been validated at an opposition hearing. In February 2000, Modine filed a complaint against Delphi Automotive Systems Corporation in the U.S. District
Court in Milwaukee, Wisconsin, alleging infringement of its PF patent. All legal and court costs associated with these cases have been expensed as they were incurred.

NOTE 21   Quarterly financial data (unaudited)
---------------------------------------------

     Quarterly financial data are summarized below:

                                  (In thousands, except per-share amounts)
---------------------------------------------------------------------------
Fiscal 2000 quarters ended             June     Sept.      Dec.     March
---------------------------------------------------------------------------
 Net sales                         $283,847  $286,691  $283,520  $285,211
 Gross profit                        81,965    79,588    78,336    77,601
 Net earnings                        19,509    15,096    16,195    14,603
 Net earnings per share
  of common stock:
  Basic                               $0.66     $0.51     $0.55     $0.50
  Assuming dilution                    0.65      0.51      0.55      0.49
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Fiscal 1999 quarters ended             June     Sept.      Dec.     March
---------------------------------------------------------------------------
 Net sales                         $273,104  $272,961  $284,355  $281,027
 Gross profit                        78,458    75,958    77,113    78,398
 Net earnings                        20,080    19,081    17,341    17,441
 Net earnings per share
  of common stock:
   Basic                              $0.68     $0.64     $0.59     $0.59
   Assuming dilution                   0.67      0.63      0.58      0.58
---------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' investment present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting priniciples generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
April 26, 2000