Form 10-K405, Exhibit 13
period 2001-03-31
MODINE MANUFACTURING CO
filed 2001-06-21
CIK 67347

EXHIBIT 13

management's discussion & analysis of operations
------------------------------------------------

     Modine Manufacturing Company's fiscal-2001 sales were down
6.5 percent from the prior year's record level and earnings were 27.2-percent lower than the year before. After a fairly strong start, the company was impacted significantly by a sharp deterioration in North American market fundamentals in the second half of the fiscal year. As the economy weakened, the heavy-duty truck market fell sharply from record-high levels, light-vehicle sales slowed significantly as plants were shut down to reduce dealer inventories, and the aftermarket continued to soften. In addition to these North American factors, the Euro remained sharply lower against the U.S. dollar, more than offsetting otherwise strong European results. The impact of changes in currency-exchange rates from the prior year decreased worldwide consolidated sales by five-percent and earnings by seven percent.

     In fiscal 2001, including exports from domestic businesses, 46 percent of total revenues were generated from sales to customers outside the United States. Net sales generated by Modine's international operations were 36 percent of total revenues, and exports from the United States were 10 percent of total revenues.

     Despite the continued weakness of the Euro versus the U.S. dollar, Modine's European Operations segment experienced 2-percent sales growth and a 28-percent increase in operating income during fiscal 2001, measured in U.S. dollars. This segment supplies products from business units in Europe primarily to European original-equipment manufacturers (OEMs) of vehicles and engines. European revenue advances were aided by new truck-cooling-module programs, a new product - the exhaust-gas-recirculation (EGR) cooler - and increased penetration in the construction-equipment market.

     In the Distributed Products segment, worldwide sales decreased 8 percent and operating income was down 44 percent due both to soft demand and increased competitive pressures. The Distributed Products segment provides heat-transfer products for the North American and European vehicular replacement markets and the building-HVAC&R (heating, ventilating, air-conditioning, & refrigeration) market.

     The Original Equipment (North America) segment's sales were 11-percent lower than the prior year. Sales to off-highway-equipment OEMs were up, but Modine's business serving truck and automobile manufacturers was down significantly compared with the previous year. Operating income for this segment was down 27-percent due to decreased volume and to incremental costs in support of new business.

     See Note 20 to the consolidated financial statements for more details of segment and geographic information.

     Modine's fiscal-2001 revenues from its top ten customers, including their multiple brands and models, were 49.4 percent of total sales. One OEM customer accounted for slightly more than ten percent of sales; all other customers were less. Overall, Modine continues to have a highly diversified market and customer base.

FISCAL-YEAR SALES BY MARKET
---------------------------

     OEM passenger-car and light-truck market: In fiscal 2001,
     ----------------------------------------
26 percent of Modine's sales were to worldwide original-equipment manufacturers of passenger cars and light trucks. This market again had the largest sales total for Modine. Revenues were down eight percent from the year before, due primarily to production cutbacks by North American OEMs, which make up a fifth of Modine's sales to this market. The company's European operations increased their unit volumes to OEM customers in the passenger-car and light-truck market, however sales revenues were virtually flat due to the stronger U.S. dollar versus the Euro. The company continues to forge strong relationships with customers such as BMW, DaimlerChrysler, and Volkswagen. Modine meets the needs of these key customers on a global basis.

     Modine's new Toledo, Ohio, assembly plant, which serves the newly-introduced Jeep Liberty program for DaimlerChrysler, began pilot production at the end of fiscal 2001. This plant leverages the company's experience from a similar plant launched three years ago in Europe to support the conversion to modules for BMW. The Toledo facility uses sophisticated processes to assemble automotive engine-cooling modules in line sequence. The modules contain components from several Modine facilities in the United States and Europe and from other suppliers. The North American partnership with DaimlerChrysler is helping to establish a stronger relationship between Modine's European operations and DaimlerChrysler in Europe.

     OEM heavy-duty and medium-duty truck market: Sales to this
     -------------------------------------------
market made up 18 percent of Modine's total revenues for fiscal 2001. Modine's sales to this market were down 16 percent from the prior year. Sharply decreased demand for heavy commercial vehicles in North America, compounded by a large inventory of new and slightly-used heavy-duty trucks, caused production cutbacks by OEM customers, decreasing Modine's sales for these applications by 31 percent, compared with the previous year. In the medium-duty truck category, Modine launched engine-cooling modules for International Truck's new NGV (Next Generation Vehicle) truck line, International's first complete redesign of its medium-duty trucks in 20 years.

     European OEMs accounted for 39 percent of Modine's sales to the truck market in fiscal 2001. Despite the weakness of the Euro, revenues from these customers grew seven percent year-over-year in U.S. dollars. Major factors included successful launches of cooling modules for DAF and Leyland, establishing a stronger relationship between Modine's European operations and PACCAR. Modine also provided a new product - the first EGR-cooler system for heavy-duty trucks worldwide - for use on MAN vehicles.

     In fiscal 2002, Modine will be working on engine-cooling modules to help Peterbilt and Kenworth meet new emission requirements. More modules are being developed for a continuation of International Truck's launch of its family of NGV vehicles. The company is also continuing further development of its Compact Cooling System (CCS). The CCS uses a unique design to reduce the space required for the cooling system in the engine compartment of a heavy-duty truck by a significant amount, allowing for more-aerodynamic configurations. In addition, Modine started development of a new cooling module for medium-duty trucks in Europe.

     OEM industrial market: This market includes a variety of
     ---------------------
customers who manufacture engines, generator sets, refrigeration equipment, compressors, lift trucks, and other applications. Modine's fiscal-2001 revenues from this market were the same as the previous year, constituting about 12 percent of the company's total sales. A large portion of the revenues in this market is from sales to manufacturers of engines, some of which are destined for use in the truck market.

     The continuing evolution in environmental regulations drove increased business in compressor markets, resulting in a greater demand for some of Modine's products. In addition, material-handling equipment and electrical power generation (EPG) showed growth in fiscal 2001. Continued demand for EPG will provide further growth in on-engine components as well as opportunities to expand Modine's marketshare of related heat exchangers in this industrial market.

     OEM off-highway market: Modine sales to the global off-highway-
     ----------------------
equipment market in fiscal 2001 grew 13 percent from the year before. Sales to this market made up 11 percent of total revenues in fiscal 2001. Modine has a substantial share of this market, which enjoyed growth during the period. This year-over-year growth resulted primarily from stronger-than-anticipated recovery in agricultural-
, building-, construction-, mining-, and related-equipment markets. Market growth in construction- and agricultural-equipment markets came primarily from increased sale of smaller-horsepower machines and utility tractors as well as growth in equipment-rental markets. In Europe, Modine's operations benefited from new programs for OEM customers Liebherr and Volvo.

     By focusing on key, strategic, global customers, Modine implemented a major change from the past in its approach to this market. The company has been successful in capturing a high percentage of targeted programs at these customers by leveraging new technology, systems capabilities, and a multi-continent presence.

     The OEM off-highway-equipment market for fiscal 2002 is projected to be flat to down slightly, as small-equipment sales level out and larger-equipment demand declines due to an expected economic slowdown across worldwide markets. Modine will continue to pursue market differentiation through a continued focus on technology, including expansion of aluminum products for these markets.

     Vehicle aftermarket: Modine's sales of replacement parts to
     -------------------
the automotive aftermarket were ten-percent lower than the prior year. These aftermarket sales constituted 25 percent of the company's total consolidated revenues for fiscal 2001.

     Soft demand, an increased number of competitors, and pricing competition impacted Modine's results in the last fiscal year, challenging the company to respond in a number of ways. Modine reduced underperforming assets in the aftermarket by closing eight branch operations during the fiscal year. Working capital was reduced 15 percent as a result of increased focus on management of inventories and receivables. Improvements at the Kansas City, Missouri, distribution center, decreased order turnaround time by 60 percent. To increase overall margins and reduce outsourcing, Modine accelerated its internal product development. The company worked to grow its national accounts with customers such as NAPA and Advance Auto, and it implemented a further rollout of air-conditioning products into the western part of North America. In Mexico, Modine's operations were registered to ISO 9001 and grew sales by 10 percent.

     Building-HVAC market: Modine's revenues from the building-
     --------------------
HVAC (heating ventilating, and air-conditioning) market grew three-percent year-over-year. Sales to this market remain at approximately seven percent of the company's total revenues.

     Core product-line sales were off due to market reductions driven by lowered inventories in the distribution chain and by mild weather. This was offset primarily by a 37-percent increase in sales of secondary heat-exchangers for high-efficiency residential furnaces. In addition, the Hot Dawg residential garage heater enjoyed double-digit sales gains as the company developed a contractor network and related Internet websites.

     Modine launched a new separated-combustion product line of duct-furnace/make-up-air units in fiscal 2001. The company also entered the direct-to-contractor distribution channel with the launch of an expanded product offering under the Modine Airsystems brand.

SALES BY PRODUCT LINE
---------------------

     Modine's customers continue to demand more modular assemblies and complete heat-transfer systems. To help respond to these and other needs of its customers, Modine has invested in state-of-the-art technical centers to serve North America and Europe. These new technical centers will play an absolutely critical role in the development of new thermal-management technologies that Modine produces for its customers, both in its core markets as well as in the new, nontraditional ones that the company is entering.

     Total modules & complete heat-transfer packages: This product
     -----------------------------------------------
line includes various heat exchangers, plus auxiliary parts, in assemblies that can be installed as units or systems by OEM customers. Sales of this product category decreased nine percent from the year before, reflecting production cutbacks by vehicle OEMs. The product category remained at 22 percent of total revenues.

     Modine has been shifting from the role of a component supplier to the position of a supplier of complete modules and systems. The company's responsibilities increase as Modine undertakes the initial design of customers' systems in conjunction with their design of the applications. This also allows Modine to sell more content, including heat exchangers and other necessary parts, for each program.

     Radiators: Sales of radiators were down nearly seven percent
     ---------
from the previous year. This product segment made up about 31 percent of Modine's total revenues for fiscal 2001. Replacement radiators for the aftermarket constitute about two thirds of this category and accounted for practically all of the shortfall from the year before.

     Oil coolers: The company's sales of oil-coolers - for cooling
     -----------
engine and transmission oil as well as certain fuels - were two-percent lower year-over-year. This product category constituted about 17 percent of Modine's total revenues in fiscal 2001.

     Sales of Modine's Donut oil-cooler line, which accounts for roughly 30 percent of the total sales in this category, were virtually unchanged from the prior year. Modine now offers both steel and aluminum versions of this key product to meet changing customer needs. The Donut oil-cooler, a sophisticated, compact product, is often used in high-performance automobiles, particularly in Europe. It remains a specialty that has gained Modine much respect in the worldwide industry.

     Certain stacked-plate oil-cooler technology developed by Modine in Europe is being aggressively marketed now to North
American OEMs of on-highway vehicles.

     Vehicular air-conditioning parts & systems: Modine's sales of
     ------------------------------------------
vehicular air-conditioning parts in fiscal 2001 decreased 20 percent, compared with the prior year. The product category made up ten percent of the company's total annual revenues for the most recent fiscal year. The decrease in fiscal 2001 was due to a combination of 24-percent lower sales to OEM customers and 11-percent to the aftermarket.

     Charge-air coolers: Fiscal-2001 sales of charge-air coolers
     ------------------
were down almost two percent compared with the year before. Sales of these products constituted nine percent of Modine's total revenues for fiscal 2001.

     Emerging emission and noise regulations are driving off-highway-equipment redesigns that will require charge-air cooling.
In addition, future rapid growth in large, engine-generator sets needing charge-air coolers could be beneficial to Modine.

     Building-HVAC: Modine's sales of the building-HVAC product
     -------------
line were up three percent in fiscal 2001. Sales of these products in that year were seven percent of total company revenues.

     PF (parallel flow) technology is expanding into this product category as Modine is partnering with a world leader in refrigerant compressor technology on initial commercial applications in the HVAC&R market. The unique nature of PF technology and robust product design could provide significant system cost savings.

     Miscellaneous products: EGR (exhaust-gas-recirculation)
     ----------------------
systems using special cooling technology provide a way to reduce emissions from engines for trucks and other applications. Although Modine is developing or producing EGR coolers for several customers, an anticipated program with Caterpillar was canceled because the customer decided to proceed with an alternative technology.

CAPITAL EXPENDITURES
--------------------

     Capital expenditures of $66.3 million in fiscal 2001 were 26.4-percent lower than the prior year. Significant expenditures included those for: further North American technical-center equipment; European production, administrative, and technical center facilities; tooling for new products; and facility and processing improvements at a number of facilities. Capital expenditures were financed primarily from cash generated internally.

     Outstanding commitments for capital expenditures at March 31, 2001, were approximately $25.8 million. Approximately $14.3 million of the commitments relate to the European technical center and to European plant expansions and conversions as well as to new programs for automotive and truck OEM customers, process improvements, tooling for new products, and various new equipment. A year earlier, there were outstanding commitments of $36.3 million.

RESEARCH AND DEVELOPMENT
------------------------

     Modine's investment in research and development has been increasing steadily in recent years. Fiscal-2001's expenditures of $25.1 million were 22 percent more than the year before, largely driven by the new fuel-cell program but also including increased efforts with carbon dioxide (CO2) air-conditioning systems. The company's investments in R&D, creating new technology, have shown a 13-percent compound annual growth rate over the last ten years.

     R&D expenditures are expected to increase substantially during fiscal 2002. Improved facilities in Europe will account for part of the growth. The acquisition of Thermacore, which also relies on product innovation to achieve success in its markets, will add to Modine's total investment in research and development.

QUALITY IMPROVEMENT
-------------------

     Modine's corporate quality initiatives include: implementing one common, global, quality-management system; assuring design, product, and process consistency; measuring and improving key quality indicators; and recognizing quality achievement.

     The global quality-management system has been implemented at all sites to help ensure that customers receive the same, high-quality products and services from any Modine facility worldwide. It also minimizes the risks associated with unacceptable product quality and serves to meet one of Modine's guiding principles by exceeding customer expectations.

     Continuous quality improvement is measured by eleven quality indicators that include customer satisfaction, cost of quality, and supplier performance. Modine encourages and rewards continuous quality-improvement throughout the company.

     Continuous improvement is formally recognized at Modine through various programs:

     - The President's Award was established in 1999 to recognize continuous improvement at manufacturing facilities. Plants are measured, in overall performance and year-over-year improvement, on a number of criteria, including throughput, on-time delivery, sales per employee, sales per square foot, controllable costs, several safety measurements, and environmental issues.

     -  First-pass yield, one of the criteria for the President's
Award, was singled out for a special initiative last year, challenging plants to achieve a 40-percent improvement, over a three-year period, in the success rate of first test or inspection. Three plants met the challenge a year early.

     - The President's Corporate Excellence Award was newly created to recognize improvements initiated by administrative staff. The first winning project alone saved the company more than $400,000 in the first year.

     Continuous improvements in Modine's quality-management system resulted in numerous achievements worldwide during the last fiscal year. Five sites (LaPorte, Indiana; Buena Vista, Virginia; West Kingston, Rhode Island; Pontevico, Italy; and Kirchentellinsfurt, Germany) were registered to ISO-9002. The Mexico City, Mexico, plant earned ISO-9001 registration, and the Wackersdorf, Germany, plant earned registration to VDA6.1 in the last fiscal year. Of Modine's 35 manufacturing sites, 33 are now registered to ISO-9000, QS-9000, or VDA6.1.

HEDGING AND FOREIGN-CURRENCY-EXCHANGE CONTRACTS
-----------------------------------------------

     On a limited basis, Modine enters into foreign-exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 14 to the consolidated financial statements.

ENVIRONMENTAL, HEALTH AND SAFETY
--------------------------------

     Modine has a long-standing corporate environmental policy that demonstrates the company's commitment to protecting the environment and maintaining compliance with all environmental laws worldwide. In calendar 2000, the company's North American facilities achieved a 12-percent year-over-year reduction in waste. This is a continuation of previous years' performance and has resulted in a 40-percent overall waste-reduction since 1996. Expenditures to comply with increasingly stringent laws could be significant in future years but are not expected to have a material impact on the company's competitive or financial position. If new laws containing more-stringent requirements are enacted, expenditures may be higher than current estimates of future environmental costs.

      Modine has no significant capital needs regarding environmental issues. Environmental expenses and capital expenditures were immaterial in fiscal 2001 and are expected to remain so in fiscal 2002.

     Modine accrues for environmental remediation activities relating to past operations - including those under the Comprehensive Environmental Response, Compensation, and Liability
Act (CERCLA), often referred to as "Superfund," and under the Resource Conservation and Recovery Act (RCRA) - when it is probable that a liability has been incurred and reasonable estimates can be made.

     Modine from time to time receives notices from the Environmental Protection Agency and state environmental agencies that the company is a "potentially responsible party" (PRP) under CERCLA and state law. These notices claim potential liability for remediation costs of disposal sites that are not company-owned and allegedly contain wastes attributable to Modine from past operations. Modine's share of remediation costs at these sites cannot be predicted accurately due to the large number of PRPs involved. For the six sites currently known, the company's potential liability will be significantly less than the total site-remediation cost, because the percentage of material attributable to Modine is relatively low.

     It is likely that Modine will, in the future, incur additional remediation charges, but such costs are unknown and not determinable at this time. There are no currently known, unrecorded liabilities that would have a material effect on the company's consolidated financial position or results of operations.

     Health and safety performance continues to move in a positive direction. Recordable and Lost Workday (LWDII) incident rates improved from the previous year by 24 and 31 percent, respectively. Over the past five years, Modine has seen a 60-percent reduction in the recordable incident rate and a 55-percent reduction in the LWDII rate. Success with health and safety is setting Modine apart from its competition. The company's record is 31-percent better than its Standard Industrial Codes (SIC) 3714, "Motor Vehicle Parts and Accessories," and 34 "Fabricated Metal

Products" (based upon 1999 rates established by the Bureau of Labor Statistics). This has resulted in Modine setting a higher goal for itself, which is to exceed the standards for General
Industry Recordable and LWDII injury rates.

     Modine's St. Paul facility was the first location to become a safety "Star" plant. The Modine "Star" is awarded to those facilities that achieve 100-percent compliance with 22 health and safety elements and attain a recordable and LWDII rate below the general industry average for a twelve-month period. The Modine Star program is modeled after the Occupational Safety and Health Administration's Voluntary Protection Program (VPP). The company expects to see more facilities reach Star level over the next few years.

     Modine's efforts to prevent musculo-skeletal disorders are exceptional, according to professionals in the industry. Many of Modine's U.S. plants have a program that involves the use of occupational therapists. The therapists observe employees do their jobs and provide coaching on proper body mechanics, stretching, and off-the-job safety. In addition, these specialists are actively involved in the improvement of ergonomics in both existing and planned production processes. The occupational therapists visit Modine plants frequently to help promote a positive safety culture and ensure an on-going education process. The changes that have occurred over time are making a difference in the prevention of sprains, strains, and repetitive-motion injuries.

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

SUBSEQUENT EVENT
----------------

     In April 2001, Modine acquired Thermacore International, Inc. Modine allocated 3.6 million additional shares of common stock - including 3.3 million shares issued initially and 0.3 million held to cover outstanding options - and assumed $22 million in liabilities to consummate the transaction, which will be accounted for as a pooling of interests.

FORWARD-LOOKING STATEMENTS
--------------------------

     This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include information concerning future financial results of Modine. Also, when words such as "intend," "anticipate," "believe," "expect," or "plan," or similar expressions are used, these words indicate forward-looking statements. These statements are not guarantees of future performance and involve known risks and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to differ materially from the future results, performance, or achievements expressed or implied in the forward-looking statements. These factors include the ability of Modine to compete for business, the ability of various customers and suppliers to achieve projected sales and production levels, the cyclical nature of the vehicular industry, work stoppages at major customers, competitive pressures on sales and pricing, increases in production or material costs that cannot be recouped in product pricing, the ability to improve acquisitions' operations, and international economic conditions. Modine does not assume any obligation to update any of these forward-looking statements.

management's discussion & analysis of results of operations
-----------------------------------------------------------

SALES
-----

     Sales for the year ended March 31, 2001, are discussed in detail in the preceding Management's discussion & analysis of operations.

     For the year ended March 31, 2000, sales of $1.14 billion were three percent higher than the previous year's $1.11 billion. Weaker European currencies had a negative translation effect of approximately $27.9 million compared with the prior year. Sales in the Distributed Products segment were up primarily due to a full year's operation of the Core Holdings, Inc., acquisition made mid-way through fiscal 1999. Net sales for the European Operations segment improved slightly with improved automotive-OEM sales and lower off-highway market sales. The Original Equipment (North America) segment declined marginally, with stronger sales to the truck market and lower sales to the construction and agricultural-equipment markets.

     Sales for the year ended March 31, 1999, were $1.11 billion, up $71.0 million or seven percent from the prior year. Sales in the Distributed Products segment were up primarily due to the mid-year acquisition of Core Holdings, Inc. Net sales for the European Operations segment were up with improved automotive-OEM sales leading the way. The Original Equipment (North America) segment was essentially flat with stronger truck market sales and lower agricultural market sales. The weaker dollar had a positive translation effect of approximately $4.0 million on fiscal-1999 consolidated sales, compared with the prior year.

GROSS PROFIT
------------

     The current year gross profit of $278.7 million, (26 percent of sales) compares with $317.5 million (28 percent of sales) in the previous year. The principal factors responsible for the current margin reduction were the lower sales volume, increased material costs pursuant to higher commodity prices, continuing pricing pressures, incremental costs in support of new business, and the one-time costs of exiting an unprofitable product line in Europe. Improvements were recorded in the European Operations segment, despite the recognition of the exiting costs, but those gains were more than offset by lower gross-profit returns in the other reporting segments.

     Gross profit was 28 percent of sales for fiscal 2000, the same percentage as in fiscal 1999. Improvement recorded in the truck division was generally offset by lower gross-profit returns, as a percent of sales, earned by the company's other operating units.

     For fiscal 1999, gross profit was 28 percent of sales, one percentage point lower than 1998, primarily due to temporary start-up inefficiencies at new European production and assembly facilities and to pricing constraints imposed by certain OEM customers.

SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) EXPENSES
----------------------------------------------------

     SG&A expense of $217.0 million declined slightly by $1.5 million, but increased to 20 percent of sales from 19 percent in the preceding year. The current year included substantially higher research and development expenditures, severance charges related to staffing reductions as the company reacted to the slowing economy, offset by a reduction in bad-debt expense and other expenses.

     In fiscal 2000, SG&A expenses of $218.5 million grew by $21.8 million, to 19 percent of sales from 18 percent in the preceding year. Factors influencing the changes were the full-year effect of Core Holdings, Inc., a large aftermarket distributor acquired in fiscal 1999, ongoing litigation costs to protect our patents, increased depreciation on the new technical center in Racine, and upgrades to computer-related business systems.

     In fiscal 1999, SG&A expenses of $196.6 million, 18 percent of sales, were $13.3 million over the year before but were in line with the prior year as a percent of sales. Excluding the mid-year Core Holdings acquisition, SG&A expenses rose only three percent over the prior year.

INCOME FROM OPERATIONS
----------------------

     Income from operations of $61.7 million for fiscal 2001 declined $37.3 million from the previous year. The 38-percent reduction was driven primarily by lower sales volume, increased material costs pursuant to higher commodity prices, negative currency translation, incremental costs in support of new business, the costs of exiting an unprofitable product line in Europe, and staff-reduction costs.

     Income from operations of $99.0 million for fiscal 2000 declined $14.3 million from the prior year. The 13-percent reduction was predominantly a result of higher SG&A costs, as discussed in the preceding section.

     Income from operations of $113.3 million for fiscal 1999 compares with $117.5 for the prior period. The nearly four-percent decline was principally the result of start-up inefficiencies at new facilities in Europe and higher SG&A costs related to activities of the Core Holdings acquisition.

INTEREST EXPENSE
----------------

     In fiscal 2001, interest expense declined slightly from the previous year to $8.0 million. Higher interest rates and comparatively lower amounts of capitalized interest offset most of the benefit from reductions in the level of debt outstanding.

     Interest expense of $8.5 million in fiscal 2000 increased $2.7 million over fiscal 1999. In addition to higher interest rates, the increase was also the result of increased financing for technical-center construction in the U.S. and in Europe, facility expansion in Europe, and the full-year effects of acquisition and equity investments made in the preceding year.

     Fiscal-1999 interest expense was $5.7 million, up $1.7 million from the preceding year. Increased borrowing for an acquisition, equity investments, and worldwide construction projects caused the increase.

PATENT SETTLEMENTS
------------------

     In fiscal 2001, agreements were reached with Showa Aluminum
Corporation and Mitsubishi Motors, which resulted in $17.0 million of patent-settlement income for past infringement of Modine's PF
(parallel flow) patents.

     In fiscal 2000, a $1.0-million settlement for past infringement of Modine's PF patents was recognized.

     PF patent settlements reached with two companies for past infringement resulted in $3.8 million of income being recorded in fiscal 1999.

OTHER INCOME, NET
-----------------

     Other income in fiscal 2001 grew by $3.9 million to $7.7 million. The increase was driven by higher equity earnings from affiliates, the remaining gain from the earlier sale of a facility in Michigan, and increased profit from tooling sales.

     Other income in fiscal 2000 of $3.8 million declined by $2.9 million from the previous fiscal year's total of $6.7 million, which included a gain relative to the earlier sale of a facility in Michigan.

     In fiscal 1999, other income of $6.7 million, $4.2 million over the prior period, included $3.9 million recognized on the earlier sale of a non-strategic, copper-tubing facility in Michigan.

PROVISION FOR INCOME TAXES
--------------------------

     The effective tax rate for fiscal 2001 rose by 7.8 percentage points to 39.2 percent. The significantly higher effective tax rate, compared with the year before, related to prior-year changes in a net-operating-loss carryforward at a foreign subsidiary and to foreign-tax-rate differentials.

     For fiscal 2000, the effective tax-rate declined 6.0 percentage points to 31.4 percent. Foreign-tax-rate differentials and implementation of a tax strategy relating to a net-operating-loss carry-forward at a foreign subsidiary were the main factors contributing to the change.

     The 37.4-percent effective tax rate for fiscal 1999 compares with a 37.5-percent rate for fiscal 1998. Higher state taxes, net of federal benefit, were more than offset by reduced taxation on non-U.S. earnings and losses and by other changes.

NET EARNINGS
------------

     Net earnings in fiscal 2001 fell 27.2 percent to $47.6 million ($1.62 per diluted share) from $65.4 million ($2.20 per diluted share). Return on average shareholders' investment (ROI) was ten percent. Net earnings declined as a percent of sales to four percent in fiscal 2001. The reduction in net earnings was the result of the lower sales volume, pricing pressures, higher material costs as a percentage of sales, negative currency translation, incremental costs in support of new business, costs of exiting an unprofitable product line, and staff reduction costs, which were partially offset by the patent settlements received.

     Net earnings declined 11.5 percent in fiscal 2000 to $65.4 million ($2.20 per diluted share) from $73.9 million ($2.46 per diluted share). On a relative basis, net earnings dipped to six percent of sales in fiscal 2000 and ROI slipped to 14 percent. Increased aftermarket distribution costs and pricing pressures, new-plant start-up costs, and the adverse effect of a stronger U.S. dollar on international results were the major factors leading to lower earnings.

     For the year ended March 31, 1999, net earnings were $73.9 million ($2.46 per diluted share), a $1.4-million or 2.0-percent improvement over the previous year's $72.5 million ($2.39 per diluted share). As a percent of sales, fiscal 1999 net earnings were seven percent, the same as the prior year, and a 17-percent ROI.

                         CONSOLIDATED STATEMENTS OF EARNINGS

                                       (In thousands, except per-share amounts)
--------------------------------------------------------------------------------
For the years ended March 31               2001           2000          1999
--------------------------------------------------------------------------------
Net sales                              $1,065,395     $1,139,269     $1,111,447
Cost of sales                             786,691        821,779        801,520
                                       -----------------------------------------
Gross profit                              278,704        317,490        309,927
Selling, general, and administrative
     expenses                             217,003        218,452        196,636
                                       -----------------------------------------
Income from operations                     61,701         99,038        113,291
Interest expense                           (8,040)        (8,467)        (5,722)
Patent settlements                         16,959          1,000          3,757
Other income - net                          7,704          3,760          6,744
                                       -----------------------------------------
Earnings before income taxes               78,324         95,331        118,070
Provision for income taxes                 30,719         29,928         44,127
                                       -----------------------------------------
Net earnings                           $   47,605     $   65,403     $   73,943
                                       =========================================
Net earnings per share of common
     stock:
 Basic                                      $1.62          $2.22          $2.50
 Assuming dilution                          $1.62          $2.20          $2.46

The notes to consolidated financial statements are an integral part of these statements.

management's discussion of financial position
---------------------------------------------

CURRENT ASSETS
--------------

     Cash and cash equivalents decreased by $10.7 million to $20.4 million. Details of the sources and uses of funds can be found in the accompanying statement of cash flows.

     Trade receivables, net of allowances for doubtful accounts, at $167.7 million, were down $15.1 million from one year ago. Declines in year-over-year fourth-quarter sales in the Original Equipment (North America) and Distributed Products segments were the main factors leading to the overall decrease.

     As a result of Modine's focus on working capital, the company was able to reduce inventories by $23.0 million to $145.6 million, with the majority of the change attributable to U.S. aftermarket operations. Smaller reductions were achieved in a number of other operations. The number of days of inventory on hand was reduced by six days from the prior year-end.

     Deferred income taxes and other current assets grew by $6.7 million to $53.8 million. The largest item contributing to the change was an estimated income-tax payment in the current year that will be applied to future income-tax liabilities.

     The current ratio of 2.0-to-1 decreased by 17 percent from last year's 2.4-to-1 as a result of the company's effort to reduce its working capital requirements. Reductions in cash, trade accounts receivable, and inventories together with increases in short-term debt and the current portion of long-term debt were the largest items influencing the change.

NONCURRENT ASSETS
-----------------

     Net property, plant, and equipment of $353.4 million increased by $15.4 million due primarily to capital expenditures of $66.3 million. Among the factors contributing to the growth in fixed assets were: continuing facility expansions in Europe; equipment purchases for the new Toledo, Ohio, assembly plant and the Racine test facility; and preparation for the introduction of new customer-programs in the next several years.

     Equity investments in affiliates of $26.4 million decreased $2.0 million in the current year. Higher equity earnings in fiscal 2001 were more than offset by: an unfavorable currency-translation impact recognized on Modine's 50-percent equity investment in Radiadores Visconde, Ltda., in Brazil; a partial return of capital from Modine's 50-percent equity investment in Nikkei Heat
Exchanger Company Ltd. (NEX) in Japan; a dividend received from
NEX; and the purchase of the remaining 50-percent interest in Daikin-Modine Inc. from Daikin Industries, Ltd.

     Intangible assets of $62.3 million were $8.0 million lower than last year, largely as a result of the impact of foreign currency translation and amortization expense recorded in the current year. Deferred charges and other noncurrent assets of $70.5 million increased $5.8 million over the prior period, primarily a result of a $5.1-million increase in the surplus of the company's over-funded pension plans.

CURRENT LIABILITIES
-------------------

     Short-term debt and the current portion of long-term debt, totaling $34.6 million, increased by $25.1 million. Approximately $15.0 million of the increase is due to a reclassification from long-term debt for payments due within the next year. The company currently plans to refinance this debt with new long-term borrowing in fiscal 2002. The remaining increase in the current year was usage of short-term credit lines for daily liquidity.

     Accounts payable decreased by $9.0 million to $75.9 million.
Lower inventory levels, variations in the level of overall purchasing activity, and the favorable impact from foreign-currency translation were the main factors contributing to the reduction.

NONCURRENT LIABILITIES
----------------------

     Long-term debt decreased by $76.8 million to $134.4 million at year-end. Approximately $15.0 million of the reduction is due to a reclassification to the current portion of long-term debt. The balance of the change is due to repayments, including $40.0 million in discretionary payments, and the effect of the foreign-currency translation. Funds to reduce the debt came from patent settlements and lower working-capital and capital-expenditure requirements.

     As a percent of shareholders' investment, long-term debt was
26.8 percent at year-end. Total debt to equity was 33.7 percent, down
12.2 percentage points from fiscal 2000.

SHAREHOLDERS' INVESTMENT
------------------------

     Total shareholders' investment of $501.9 million increased $21.6 million over the prior period. The major changes were from retained earnings, which benefited from net earnings of $47.6 million (less dividends paid of $29.3 million), and use of treasury stock for stock options exercised and employee stock-purchase plans.

     Accumulated other comprehensive loss of $23.4 million increased $1.7 million over the prior year. The most significant component was the foreign-currency-translation adjustment, which increased $2.0 million. The Euro, which weakened against the dollar during the year, and translation losses recorded on the company's equity investment in its Brazilian affiliate were offset in part by the favorable foreign-currency effects on the company's foreign-denominated borrowings.

     During fiscal 2001, $5.2 million was expended to acquire 199,000 treasury shares while $16.0 million of treasury stock (468,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 29,530,000 shares.

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

     Book value per share increased by $0.58 during fiscal 2001 to $16.99, a 7.7-percent compound annual growth rate for the last five years.


CONSOLIDATED BALANCE SHEETS
                                    (In thousands, except per-share amounts)
----------------------------------------------------------------------------
March 31                                              2001      2000
----------------------------------------------------------------------------
Assets

Current assets:
--------------
Cash and cash equivalents                           $ 20,401  $ 31,070
Trade receivables, less allowance for doubtful
   accounts of $2,391 and $4,436                     167,665   182,724
Inventories                                          145,579   168,597
Deferred income taxes and other current assets        53,842    47,164
                                                    ------------------
Total current assets                                 387,487   429,555
                                                    ------------------
Noncurrent assets:
-----------------
Property, plant, and equipment - net                 353,357   337,987
Investment in affiliates                              26,403    28,440
Goodwill and other intangible assets - net            62,316    70,339
Deferred charges and other noncurrent assets          70,548    64,786
                                                    ------------------
Total noncurrent assets                              512,624   501,552
                                                    ------------------
     Total assets                                   $900,111  $931,107
                                                    ==================

Liabilities and shareholders' investment

Current liabilities:
-------------------
Short-term debt                                     $ 16,756  $  6,319
Long-term debt - current portion                      17,816     3,128
Accounts payable                                      75,856    84,893
Accrued compensation and employee benefits            48,434    46,479
Income taxes                                           6,045     7,336
Accrued expenses and other current liabilities        28,287    27,322
                                                    ------------------
Total current liabilities                            193,194   175,477
                                                    ------------------
Noncurrent liabilities:
----------------------
Long-term debt                                       134,359   211,112
Deferred income taxes                                 31,796    24,536
Other noncurrent liabilities                          38,909    39,740
                                                    ------------------
Total noncurrent liabilities                         205,064   275,388
                                                    ------------------
     Total liabilities                               398,258   450,865
                                                    ------------------


Shareholders' investment:
------------------------
Preferred stock, $0.025 par value, authorized
   16,000 shares, issued - none                            -         -
Common stock, $0.625 par value, authorized
   80,000 shares, issued 30,342 shares                18,964    18,964
Additional paid-in capital                            14,111    13,573
Retained earnings                                    516,950   505,522
Accumulated other comprehensive loss                 (23,360)  (21,629)
Treasury stock at cost:  812 and 1,081
   common shares                                     (23,564)  (34,394)
Restricted stock - unamortized value                  (1,248)   (1,794)
                                                    ------------------
     Total shareholders' investment                  501,853   480,242
                                                    ------------------
     Total liabilities and shareholders'
        investment                                  $900,111  $931,107
                                                    ==================

The notes to consolidated financial statements are an integral part of these statements.

management's discussion of cash flows
-------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES
-----------------------------------------

     Net cash provided by operating activities in fiscal 2001 was $122.7 million, up $31.5 million from the prior year and a record for Modine. Major items contributing to the overall change were the reduced working-capital requirements as a result of the company's programs in this area and a favorable noncash adjustment for deferred income taxes, both offset partially by lower earnings.

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

CAPITAL EXPENDITURES
--------------------

     Capital expenditures for fiscal 2001 were $66.3 million, $23.8-million lower than the prior year. They included: on-going construction and equipment costs of a new technical center in Europe, continued production and administrative facility expansion in Europe, costs associated with the purchase of equipment and tooling for new customer programs, facility improvements at existing locations, and additional equipment costs for the technical center in Racine.

     Capital expenditures for fiscal 2000 were $90.1 million, slightly lower than the prior year. They included: on-going construction and equipment costs of new technical centers in the U.S.A. and Europe, production and administrative facility expansion in Europe, replacement of two corporate aircraft, the migration to a new computer platform and implementation of new systems software in the United States, and the costs associated with equipment and tooling for new customer-programs.

     Capital expenditures for fiscal 1999 were $90.9 million, $10.2 million higher than in fiscal 1998. They included: construction and equipment costs associated with the Racine technical center, continuing expansion and upgrading of our European production facilities, and equipment purchases at existing facilities in North America and Europe.

ACQUISITIONS AND INVESTMENTS IN AFFILIATES
------------------------------------------

     During fiscal 2001, Modine invested $0.2 million to acquire the remaining 50-percent share of Daikin-Modine, Inc., a former joint venture between Modine and Daikin Industries, Ltd. Separately, Modine received a return of capital of $0.5 million from another joint venture, Nikkei Heat Exchanger Company Ltd. (NEX). See note
10 to the consolidated financial statements for further detail.

     During fiscal 2000, Modine made an additional $2.7-million investment in Daikin-Modine, Inc. Modine's total investment in the 50-percent-owned joint venture at the end of fiscal 2000 was $4.2 million. See note 10 to the consolidated financial statements for further detail.

     During fiscal 1999, Modine acquired Core Holdings, Inc., of Orlando, Florida, an aftermarket wholesale distributor. The cash cost of the acquisition was $19.8 million, net of cash acquired, and promissory notes to the sellers of $3.9 million. Investments in affiliates during the year consisted of the purchase of a 50-percent interest in Radiadores Visconde, Ltda., a Brazilian heat-transfer company based in Sao Paulo, Brazil, for $16.2 million in cash and a $10.0-million promissory note to the sellers. Modine also formed a new joint-venture company with Daikin Industries, Ltd. Investments made through year-end in Daikin-Modine, Inc., totaled $1.5 million. See note 10 to the consolidated financial statements for further detail.

CHANGES IN DEBT: SHORT- AND LONG-TERM
-------------------------------------

     In fiscal 2001, company debt decreased $41.5 million, primarily due to discretionary repayments of $40.0 million of domestic long-term debt. The reduction in debt was a result of the patent settlement proceeds received and of reduced working capital and capital-expenditure requirements.

     In fiscal 2000, company debt increased $21.4 million, primarily to support working-capital and capital-expenditure requirements. During the year, Modine entered into a Euro 50.8-million ($53 million) term loan. Proceeds were used to pay down short-term European bank debt. The company also entered into a long-term $60-million multicurrency revolving-credit agreement, which was used to replace short-term debt.

     Overall, company debt increased by $72.0 million in fiscal 1999. New borrowings included short- and long-term debt used to provide financing for acquisitions, equity investments in affiliates, and construction projects in Europe and North America. Reductions in long-term debt resulted from refinancing existing bank-debt in Europe with governmental loans and prepayment of an industrial revenue bond in the United States.

TREASURY STOCK
--------------

     Treasury stock activity is detailed in Management's discussion of financial position and Note 16 to the consolidated financial statements.

DIVIDENDS PAID
--------------

     Dividends for fiscal 2001 totaled $29.3 million, or $1.00 per share. This represented an increase of 8 cents per share over the previous year. Dividends in fiscal 2000 and 1999 were $27.1 and $24.8 million, respectively, representing rates of 92 cents and 84 cents per share, respectively, both increasing eight cents per share each year over the previous year.

LIQUIDITY
---------

     The future operating and capital-expenditure needs of the company are expected to be met primarily through funds generated from continuing operations and from additional borrowing as required.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                               (In thousands)
-------------------------------------------------------------------------------
For the years ended March 31  2001 2000 1999
-------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------
 Net earnings                                     $ 47,605  $ 65,403  $ 73,943
 Adjustments to reconcile net earnings with
  cash provided by operating activities:
   Depreciation and amortization                    49,947    48,822    44,182
   Pensions                                         (2,779)   (2,686)   (2,465)
   Loss from disposition of property, plant,
    and equipment                                    2,505       582       123
   Deferred income taxes                             9,615    (2,235)    5,652
   Provision for losses on accounts receivable      (2,087)      734      (855)
   Undistributed earnings of affiliates, net of
    dividends received                              (1,509)      800       841
   Other - net                                       1,004       163     1,577
                                                  ----------------------------
                                                   104,301   111,583   122,998
                                                  ----------------------------
   Change in operating assets and liabilities
    excluding acquisitions:
     Trade receivables                              13,388    (9,147)  (15,100)
     Inventories                                    20,700     4,799    (6,789)
     Deferred income taxes and other current
      assets                                        (8,713)   (5,909)    4,661
     Accounts payable                               (7,892)   (8,674)    4,819
     Accrued compensation and employee benefits        860    (2,936)     (715)
     Income taxes                                     (988)   (1,257)   (2,234)
     Accrued expenses and other current
      liabilities                                    1,036     2,743    (2,469)
                                                  ----------------------------
Net cash provided by operating activities          122,692    91,202   105,171
-----------------------------------------         ----------------------------

Cash flows from investing activities:
------------------------------------
   Expenditures for property, plant, and
    equipment                                      (66,310)  (90,147)  (90,860)
   Acquisitions, net of cash acquired                  249         -   (19,826)
   Proceeds from dispositions of assets                815     2,140       524
   Investments in affiliates                           469    (2,700)  (17,687)
   Increase in deferred charges and other
    noncurrent assets                               (1,492)   (2,537)     (895)
   Other - net                                         (21)      (56)     (150)
                                                  ----------------------------
Net cash used for investing activities             (66,290)  (93,300) (128,894)
--------------------------------------            ----------------------------






Cash flows from financing activities:
------------------------------------
   Increase/(decrease) in short-term debt - net     10,058   (60,569)   48,112
   Additions to long-term debt                      47,183   129,818    46,810
   Reductions of long-term debt                    (98,703)  (47,837)  (22,924)
   Issuance of common stock, including
    treasury stock                                   9,127     2,965     5,054
   Purchase of treasury stock                       (5,167)  (12,102)  (15,203)
   Cash dividends paid                             (29,307)  (27,102)  (24,832)
                                                  ----------------------------
Net cash (used for)/provided by financing
-----------------------------------------
 activities                                        (66,809)  (14,827)   37,017
 ----------                                       ----------------------------
Effect of exchange-rate changes on cash               (262)   (1,168)     (541)
---------------------------------------           ----------------------------
Net (decrease)/increase in cash and cash
 equivalents                                       (10,669)  (18,093)   12,753
Cash and cash equivalents at beginning of year      31,070    49,163    36,410
----------------------------------------------    ----------------------------
Cash and cash equivalents at end of year          $ 20,401  $ 31,070  $ 49,163
----------------------------------------          ============================

Cash paid during the year for:
   Interest, net of amounts capitalized           $  7,775  $  8,297  $  4,948
   Income taxes                                   $ 29,046  $ 33,314  $ 37,071

The notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

                                                            (In thousands, except per-share amounts)
----------------------------------------------------------------------------------------------------------------
                                                              Accumulated               Restricted
For the years                          Additional                other                    stock-
ended March 31,               Common    paid-in    Retained  comprehensive   Treasury   unamortized
2001, 2000, and 1999           stock    capital    earnings   income/(loss)    stock       value       Total
----------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998      $18,964    $12,384    $423,001    $ (8,102)     $(20,977)    $(2,795)    $422,475
----------------------------------------------------------------------------------------------------------------
Net earnings                      --         --      73,943          --            --          --       73,943
Other comprehensive (loss):
 Foreign-currency
  translation                     --         --          --      (9,831)           --          --       (9,831)
 Minimum pension liability
  (net of tax benefit of
  $260)                           --         --          --        (408)           --          --         (408)
Total comprehensive income        --         --          --          --            --          --       63,704
Cash dividends, $0.84 per
 share                            --         --     (24,832)         --            --          --      (24,832)
Purchase of treasury stock        --         --          --          --       (15,203)         --      (15,203)
Stock options and awards
 including related tax
 benefits                         --        882      (2,970)         --         6,165         (11)       4,066
Employee stock-purchase and
 -ownership plans                 --        277          --          --         1,817          --        2,094
Amortization of deferred
 compensation under
 restricted stock plans           --         --          --          --            --         915          915
---------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999       18,964     13,543     469,142     (18,341)    (28,198)       (1,891)     453,219
---------------------------------------------------------------------------------------------------------------
Net earnings                      --         --      65,403          --          --            --       65,403
Other comprehensive (loss):
 Foreign-currency
  translation                     --         --          --      (3,144)         --            --       (3,144)
 Minimum pension liability
  (net of tax benefit of $5)      --         --          --        (144)         --            --         (144)
Total comprehensive income        --         --          --          --          --            --       62,115
Cash dividends, $0.92 per
 share                            --         --     (27,102)         --          --            --      (27,102)
Purchase of treasury stock        --         --          --          --     (12,102)           --      (12,102)
Stock options and awards
 including related tax
 benefits                         --         28      (1,798)         --       3,719          (975)         974
Employee stock-purchase and
 -ownership plans                 --          2        (123)         --       2,187            --        2,066
Amortization of deferred
 compensation under
 restricted stock plans           --         --          --          --          --         1,072        1,072
----------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000       18,964     13,573     505,522     (21,629)    (34,394)       (1,794)     480,242
----------------------------------------------------------------------------------------------------------------

Net earnings                      --         --      47,605          --          --            --       47,605
Other comprehensive
 income/(loss):
 Foreign-currency
  translation                     --         --          --      (1,991)         --            --       (1,991)
 Minimum pension liability
  (net of taxes of $149)          --         --          --         260          --            --          260
Total comprehensive income        --         --          --          --          --            --       45,874
Cash dividends, $1.00 per
 share                            --         --     (29,307)         --          --            --      (29,307)
Purchase of treasury stock        --         --          --          --      (5,167)           --       (5,167)
Stock options and awards
 including related tax
 benefits                         --        538      (5,028)         --      10,005            --        5,515
Employee stock-purchase and
 -ownership plans                 --         --      (1,842)         --       5,992            --        4,150
Amortization of deferred
 compensation under
 restricted stock plans           --         --          --          --          --           546          546
----------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001      $18,964    $14,111    $516,950    $(23,360)   $(23,564)      $(1,248)    $501,853
----------------------------------------------------------------------------------------------------------------

The notes to consolidated financial statements are an integral part of these statements.

notes to consolidated financial statements
------------------------------------------

NOTE 1    Significant accounting policies
------    -------------------------------

     Nature of operations: Modine Manufacturing Company (Modine)
     --------------------
is a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway OEM (original equipment manufacturer) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building markets. Product lines include radiators & radiator cores, vehicular air conditioning, oil coolers, charge-air coolers, heat-transfer & heat-storage packages and modules, and building-HVAC (heating, ventilating, and air-conditioning) equipment.

     Basis of presentation: The financial statements are prepared
     ---------------------
in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine's assets, liabilities, revenue, expenses, and related disclosures. Actual amounts could differ from those estimates.

     Consolidation principles: The consolidated financial statements
     ------------------------
include the accounts of Modine Manufacturing Company and its majority-owned subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are included for periods ending one month prior to Modine's year end in order to ensure timely preparation of the consolidated financial statements. Investments in affiliated companies in which ownership is 20 percent or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine's share of the affiliates' net income
(loss) is reflected in net earnings.

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

     Property, plant, and equipment: These assets are stated at
     ------------------------------
cost. For financial reporting purposes, depreciation is computed using, principally, the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to earnings as incurred. Costs of improvements are capitalized.
Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in net earnings.

     Intangible assets: The excess of cost over fair value of the net
     -----------------
assets of businesses acquired is amortized using the straight-line method primarily over a fifteen-year period. Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years.

     Impairment of long-lived and intangible assets: When facts and
     ----------------------------------------------
circumstances indicate that the carrying value of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment is determined to exist, a write-down to market value or discounted cash flow is made and the impairment loss is recognized by a charge against current operations.

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

     Stock-based compensation: Stock-based compensation is recognized
     ------------------------
using the intrinsic value method. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 19.

     New Accounting Pronouncements: In December 1999, the Securities
     -----------------------------
and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," which addresses selected revenue recognition issues. Modine implemented
SAB No. 101 during fiscal 2001. The effect of implementing SAB No.
101 was not material to Modine's results of operations for any period.

     In November 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue addresses several items, including the disclosure of the classification of shipping and handling costs if these costs are not included as part of cost of sales. Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment, as part of selling, general and administrative expenses on the Consolidated Statements of Earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2001, 2000, and 1999, these shipping and handling costs were $12.2 million, $13.0 million, and $11.7 million, respectively.

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

NOTE 2    Research and development costs
------    ------------------------------

     Research and development costs charged to operations totaled
$25,074,000 in fiscal 2001, $20,528,000 in fiscal 2000, and
$18,252,000 in fiscal 1999.

NOTE 3    Pension and other postretirement benefit plans
------    ----------------------------------------------

     Pensions: Modine has several noncontributory, defined-benefit,
     --------
pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Funding policy for domestic, qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Plan assets principally consist of equity and fixed-income securities. As of March 31, 2001 and 2000, the plans held 993,000 and 994,000 shares, respectively, of Modine common stock.

     Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $16,128,000, $13,758,000, and $435,000, respectively, as of March 31, 2001, and
$15,638,000, $14,306,000, and $687,000, respectively, as of March 31,
2000.

     Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 19) for fiscal 2001, 2000, and 1999 were $6,635,000,
$7,744,000, and $6,831,000, respectively.

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

     The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as follows:

                                                             (In thousands)
------------------------------------------------------------------------------
                                                                 Other
                                          Pensions          postretirement
                                    -------------------   --------------------
Years ended March 31                  2001       2000       2001       2000
------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation at
  beginning of year                 $152,034   $155,754   $ 23,135   $ 23,816
 Service cost                          5,653      5,875        312        374
 Interest cost                        11,257     10,630      1,777      1,629
 Plan amendments                         171      1,256         --         --
 Actuarial loss/(gain)                 1,569    (13,237)     1,558       (825)
 Benefits paid                        (6,562)    (6,723)    (2,421)    (2,286)
 Settlement                              458        166         --         --
 Contributions by plan
  participants                            --         --        413        427
 Currency-translation adjustment        (675)    (1,687)        --         --
------------------------------------------------------------------------------
   Benefit obligation
    at end of year                   $163,905  $152,034   $ 24,774   $ 23,135
------------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets
  at beginning of year               $196,334  $196,396   $     --   $     --
 Actual return on
  plan assets                          13,801     1,808         --         --
 Employer contributions                 3,958     5,025      2,008      1,859
 Contributions by plan
  participants                             --        --        413        427
 Benefits paid                         (6,562)   (6,723)    (2,421)    (2,286)
 Currency-translation adjustment          (73)     (172)        --         --
------------------------------------------------------------------------------
   Fair value of plan
    assets at end of year            $207,458  $196,334   $     --   $     --
------------------------------------------------------------------------------
Funded status:
 Funded status at end of year        $ 43,553  $ 44,300   $(24,774)  $(23,135)
 Unrecognized net
  loss/(gain)                           2,400    (3,890)       867       (737)
 Unrecognized prior
  service cost                          2,756     3,028     (1,629)    (2,091)
 Unrecognized net
  transition obligation                   317       487         --         --
------------------------------------------------------------------------------
   Net amount recognized             $ 49,026  $ 43,925   $(25,536)  $(25,963)
------------------------------------------------------------------------------
Amounts recognized in the
 balance sheet consist of:
 Prepaid benefit cost                $ 62,371  $ 56,974   $     --   $     --
 Accrued benefit
  liability                           (14,265)  (14,860)   (25,536)   (25,963)
 Intangible asset                         537       994         --         --
 Accumulated other
  comprehensive income                    383       817         --         --
------------------------------------------------------------------------------
   Net amount recognized             $ 49,026  $ 43,925   $(25,536)  $(25,963)
------------------------------------------------------------------------------

     Costs for Modine's pension and other postretirement benefit plans include the following components:

                                                             (In thousands)
----------------------------------------------------------------------------
Years ended March 31                        2001      2000        1999
----------------------------------------------------------------------------
Pensions:
Components of net periodic
 benefit cost (gain):
 Service cost                            $  5,653   $  5,875   $  5,567
 Interest cost                             11,257     10,630     10,299
 Expected return on plan assets           (18,649)   (17,567)   (16,433)
 Amortization of:
  Unrecognized net loss (gain)                (18)        95       (117)
  Unrecognized prior service cost             371        380        340
  Unrecognized net obligation
   (asset)                                    125         93        213
 Adjustment for settlement/
  curtailment                                 660        574         --
----------------------------------------------------------------------------
   Net periodic benefit
    cost (gain)                          $   (601)  $     80   $   (131)
----------------------------------------------------------------------------
Other postretirement plans:
Components of net periodic
 benefit cost:
 Service cost                            $    312   $    374   $    327
 Interest cost                              1,777      1,629      1,626
 Amortization of:
  Unrecognized net (gain)                     (46)       (46)      (109)
  Unrecognized prior service cost            (462)      (473)      (473)
----------------------------------------------------------------------------
   Net periodic benefit cost             $  1,581   $  1,484   $  1,371
----------------------------------------------------------------------------

     The following weighted-average assumptions were used to determine Modine's obligation under the plans:

-------------------------------------------------------------------------
Years ended March 31                2001                 2000
                               ------------------------------------------
                                 U.S. Foreign        U.S. Foreign
                               plans     plans     plans     plans
-------------------------------------------------------------------------
Pensions:
Discount rate                   7.5%      7.5%      7.5%      7.4%
Expected return on plan
 assets                         9.0%     13.8%      9.0%     14.4%
Rate of compensation
 increase                       4.0%      3.2%      4.0%      3.1%
-------------------------------------------------------------------------
Other postretirement plans:
Discount rate                   7.5%                7.5%
Rate of compensation
 increase                       4.0%                4.0%
-------------------------------------------------------------------------

     With regards to the postretirement plans, for measurement purposes, a 5.0-percent healthcare-cost trend rate was assumed for fiscal year 2001 for pre-65 benefits and for post-65 benefits.

     Assumed healthcare-cost trend rates affect the amounts reported for the healthcare plan. A one-percentage-point change in assumed healthcare-cost trend rates would have the following effects:

                                                        (In thousands)
------------------------------------------------------------------------
                                                  One percentage point
                                                 -----------------------
Year ended March 31, 2001                        increase     decrease
------------------------------------------------------------------------
Effect on total of service and interest cost      $   93     $     (88)
Effect on post-retirement benefit obligation       1,226        (1,161)
------------------------------------------------------------------------

NOTE 4    Leases
------    ------

     Modine leases various facilities and equipment. Rental expense under operating leases totaled $13,022,000 in fiscal 2001, $14,817,000 in fiscal 2000, and $12,618,000 in fiscal 1999.

     Future minimum rental commitments at March 31, 2001, under noncancelable operating leases were:

                                                    (In thousands)
--------------------------------------------------------------------
Years ending March 31
--------------------------------------------------------------------
2002               $8,173               2005             $1,933
2003                5,228               2006              1,227
2004                3,537               2007 and beyond     324
--------------------------------------------------------------------
   Total future minimum rental commitments              $20,422
--------------------------------------------------------------------

NOTE 5    Income taxes
------    ------------

     The U.S. and foreign components of earnings before income taxes and the income-tax expense consist of:
                                                           (In thousands)
--------------------------------------------------------------------------
Years ended March 31                       2001      2000       1999
--------------------------------------------------------------------------
Components of earnings before
 income taxes:
 United States                           $55,701   $70,114   $ 98,945
 Foreign                                  22,623    25,217     19,125
--------------------------------------------------------------------------
   Total earnings before income taxes    $78,324   $95,331   $118,070
--------------------------------------------------------------------------
Income tax expense:
 Federal:
  Current                                $ 7,834   $20,231   $ 22,983
  Deferred                                 6,627     2,959      4,995
 State:
  Current                                  1,123     3,319      4,836
  Deferred                                   690       337        497
 Foreign:
  Current                                 12,134     8,746      9,595
  Deferred                                 2,311    (5,664)     1,221
--------------------------------------------------------------------------
   Totals charged to earnings            $30,719   $29,928   $ 44,127
--------------------------------------------------------------------------

     Income-tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory U.S.
federal income-tax rate as a result of the following:
--------------------------------------------------------------------------
Years ended March 31                    2001      2000      1999
--------------------------------------------------------------------------
Statutory federal tax                  35.0%     35.0%     35.0%
State taxes, net of federal benefit     1.6       2.6       3.0
Taxes on non-U.S. earnings and losses  (0.2)     (7.8)     (0.2)
Other                                   2.8       1.6      (0.4)
--------------------------------------------------------------------------
   Effective tax rate                  39.2%     31.4%     37.4%
--------------------------------------------------------------------------

     The significant components of deferred income-tax expense attributable to earnings before income taxes are as follows:
                                                         (In thousands)
--------------------------------------------------------------------------
Years ended March 31                           2001      2000      1999
--------------------------------------------------------------------------
Pensions                                     $ 1,876   $ 1,707    $1,294
Depreciation                                   3,322     3,622     2,023
Inventories                                    1,148      (575)     (148)
Employee benefits                               (131)      679       817
Benefit of tax losses                         (1,507)   (7,185)     (392)
Other                                          4,920      (616)    3,119
--------------------------------------------------------------------------
   Totals charged to earnings                $ 9,628   $(2,368)   $6,713
--------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                            (In thousands)
---------------------------------------------------------------------------
March 31                                           2001      2000
---------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                            $    573     $ 1,366
 Inventories                                       4,427       5,660
 Plant and equipment                               1,104         937
 Employee benefits                                19,342      18,683
 Net operating-loss and tax-credit
  carry-forwards                                   7,781       9,217
 Other                                             6,932       7,747
                                                --------------------
  Total gross deferred assets                     40,159      43,610
  Less valuation allowance                           592         856
--------------------------------------------------------------------------
   Net deferred tax assets                        39,567      42,754
--------------------------------------------------------------------------
Deferred tax liabilities:
 Pension                                          24,422      22,012
 Plant and equipment                              18,285      14,846
 Other                                             3,195       2,686
                                                --------------------
   Total gross deferred tax liabilities           45,902      39,544
--------------------------------------------------------------------------
   Net deferred tax (liability)/asset           $ (6,335)    $ 3,210
--------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 2000, was $856,000. The valuation allowance decreased by $264,000 during the year and relates primarily to certain, foreign, net-operating-loss carryforward activities.

     At March 31, 2001, the company had tax-loss carryforwards of $22,566,000 existing in jurisdictions outside of the United
States. If not utilized against taxable income, the tax losses will expire as follows:

                                                     (In thousands)
--------------------------------------------------------------------------
Years ending March 31
--------------------------------------------------------------------------
2004                     $  873     2007                     $    --
2005                      2,348     2008                         531
2006                      1,963     No expiration date        16,851
--------------------------------------------------------------------------

     As of March 31, 2001, Modine has provided $317,000 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $129,862,000 and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings, and it is not practicable to determine the amount of the related, unrecognized, deferred-income-tax liability.

NOTE 6    Earnings per share
------    ------------------

     The computational components of basic and diluted earnings per share are as follows:

                                  (In thousands, except per-share amounts)
--------------------------------------------------------------------------
Years ended March 31                         2001      2000      1999
--------------------------------------------------------------------------
Net earnings per share of
 common stock:
 Basic                                       $1.62     $2.22     $2.50
 Assuming dilution                            1.62      2.20      2.46
Numerator:
 Net earnings available to
  common shareholders                      $47,605   $65,403   $73,943
Denominator:
 Weighted average shares
  outstanding - basic                       29,308    29,471    29,579
 Effect of dilutive
  securities - options                         136       232       436
                                           ---------------------------
 Weighted average shares
  outstanding - assuming
  dilution                                  29,444    29,703    30,015
There were outstanding options
 to purchase common stock
 excluded from the dilutive
 calculation because their prices
 exceeded the average market
 price for the earnings statement
 periods as follows:
Average market price per share              $25.19    $27.03    $32.57
Number of shares                             1,438     1,169       645
--------------------------------------------------------------------------

NOTE 7    Cash and cash equivalents
------    -------------------------

     Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $8,571,000, $7,699,000, and $9,814,000 at March 31, 2001, 2000, and 1999, respectively.

     All the short-term investments at March 31, 2001, 2000, and 1999, were of an initial duration of less than three months and were treated as cash equivalents, which approximate fair value.

NOTE 8    Inventories
------    -----------

     Inventories include:

                                                        (In thousands)
------------------------------------------------------------------------
March 31                               2001         2000
------------------------------------------------------------------------
Raw materials                        $ 28,380     $ 35,872
Work in process                        36,073       39,146
Finished goods                         81,126       93,579
------------------------------------------------------------------------
   Total inventories                 $145,579     $168,597
------------------------------------------------------------------------

NOTE 9    Property, plant, and equipment
------    ------------------------------

     Property, plant, and equipment is composed of:

                                                     (In thousands)
--------------------------------------------------------------------
March 31  Depreciable lives                         2001      2000
--------------------------------------------------------------------
Land                                         --  $  7,733  $  7,966
Buildings and improvements          10-40 years   168,295   164,449
Machinery and equipment              3-12 years   358,712   336,064
Office equipment                     3-14 years    56,094    48,754
Transportation equipment              3-7 years    15,450    14,924
Construction in progress                     --    71,691    62,013
                                                 ------------------
                                                  677,975   634,170
Less accumulated depreciation                     324,618   296,183
--------------------------------------------------------------------
   Net property, plant, and equipment            $353,357  $337,987
--------------------------------------------------------------------

     Depreciation expense was $42,623,000, $39,360,000, and $37,411,000 for the fiscal years ended 2001, 2000, and 1999, respectively.

NOTE 10   Acquisitions and equity investments
-------   -----------------------------------

     In June 2000, Modine purchased the remaining 50-percent share of Daikin-Modine, Inc., from its joint-venture partner, Daikin Industries, Ltd. The joint venture was established in June 1998 to develop, manufacture, and market commercial, unitary, air-conditioning systems. Investment capital provided by Modine in fiscal 2000 totaled $2,700,000. The purchase of the remaining 50-percent interest for $200,000 resulted in a "bargain purchase" and, as such, the value of the acquired property, plant, and equipment was reduced proportionately by the amount of the bargain element. The value of the assets acquired, after giving effect to the bargain element and excluding cash acquired of $449,000, was $1,186,000. Liabilities assumed in the transaction were $1,346,000. Net cash received from the acquisition was $249,000. The continuing operation has been integrated into Modine's

Commercial HVAC&R Division and its operating results reported in the Distributed Products reporting segment since the purchase of the remaining 50-percent share.

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

     Subsequent to the fiscal year end, in April 2001, Modine finalized the acquisition of Thermacore International, Inc., of Lancaster, Pennsylvania, a provider of advanced thermal solutions for the electronics industry. Modine exchanged approximately 3.6 million shares of common stock for all the outstanding stock of Thermacore. The transaction will be accounted for as a pooling of interests.

NOTE 11   Intangible assets
-------   -----------------

     Intangible assets include:
                                                    (In thousands)
---------------------------------------------------------------------
March 31                                      2001      2000
---------------------------------------------------------------------
Goodwill                                    $87,644   $ 89,815
Patents and product technology                6,901      8,389
Other intangibles                             2,813      3,204
                                            ------------------
                                             97,358    101,408
Less accumulated amortization                35,042     31,069
---------------------------------------------------------------------
   Net intangible assets                    $62,316   $ 70,339
---------------------------------------------------------------------

     Amortization expense for intangible assets was $6,778,000, $8,390,000, and $5,856,000 for the fiscal years ended 2001, 2000, and 1999, respectively.

NOTE 12   Deferred charges and other noncurrent assets
-------   --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                               (In thousands)
------------------------------------------------------------------
March 31                                         2001      2000
------------------------------------------------------------------
Prepaid pension costs - qualified
 and nonqualified plans                        $62,496   $57,421
Other noncurrent assets                          8,052     7,365
------------------------------------------------------------------
   Total deferred charges and other
    noncurrent assets                          $70,548   $64,786
------------------------------------------------------------------

NOTE 13   Indebtedness
-------   ------------

     Long-term debt at March 31, 2001 and 2000, includes:
                                                    (Dollars in thousands)
--------------------------------------------------------------------------
                     Interest rate      Fiscal
                     percentage at     year of
Type of issue       March 31, 2001    maturity       2001     2000
--------------------------------------------------------------------------
Denominated in
 U.S. dollars:
 Fixed rate -
  Notes                  5.00-8.00   2002-2004    $ 11,643  $ 13,391
   Weighted average
    interest rate             5.24
  Revenue bonds               7.50        2003         400       750
 Variable rate -
  Note                        5.58        2003      15,000    55,000
  Revenue bonds               3.65        2008       3,000     3,000
Denominated in
 foreign currency:
 Fixed rate -
  Notes and
   other debt           3.25-11.00   2004-2009      56,209    13,301
   Weighted average
    interest rate             5.62
 Variable rate -
  Notes and
   other debt             .36-7.25   2002-2010      65,923   128,798
   Weighted average
    interest rate             4.88

                                                   152,175   214,240
Less current portion                                17,816     3,128
--------------------------------------------------------------------------
   Total                                          $134,359  $211,112
--------------------------------------------------------------------------

     In the third quarter of fiscal 2001, Modine completed a 50-million-Euro (approximately $44,100,000) private placement of unsecured
6.08-percent senior notes due September 29, 2005. Proceeds of the note were used to redeem the outstanding Euro term loan. Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. Modine is in compliance with these covenants at March 31, 2001.

     The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. At March 31, 2001 and 2000, the carrying value of Modine's long-term debt approximates fair value.

     Long-term debt matures as follows:

                                                  (In thousands)
----------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------
2002                  $17,816    2005               $ 1,627
2003                   56,695    2006                45,535
2004                   11,874    2007 and beyond     18,628
----------------------------------------------------------------

     Modine also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 2001, were approximately $19,034,000. Domestic unused lines of credit at March 31, 2001, were approximately $45,657,000. A maximum of $16,756,000 in short-term bank borrowings was outstanding during the year ended March 31, 2001. The weighted average interest rate on short-term borrowings was 5.58 percent at March 31, 2001, and
4.67 percent at March 31, 2000.

     Interest expense charged to earnings was as follows:

                                                    (In thousands)
-------------------------------------------------------------------
Years ended March 31                    2001      2000      1999
-------------------------------------------------------------------
Gross interest cost                   $ 9,724   $ 9,980   $ 7,538
Capitalized interest on major
 construction projects                 (1,684)   (1,513)   (1,816)
-------------------------------------------------------------------
   Interest expense                   $ 8,040   $ 8,467   $ 5,722
-------------------------------------------------------------------

NOTE 14   Foreign exchange contracts/derivatives/hedges
-------   ---------------------------------------------

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

     As of March 31, 2001 and 2000, the parent company had approximately $2,467,000 and $2,549,000, respectively, in outstanding forward foreign-exchange contracts denominated in Euros and French francs. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Certain subsidiaries have transactions in currencies other than their functional currencies and, from time to time, enter into forward and option contracts to hedge the purchase of inventory or to sell nonfunctional currency receipts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also
Note 13.

NOTE 15   Other noncurrent liabilities
-------   ----------------------------

     Other noncurrent liabilities include:

                                                 (In thousands)
-------------------------------------------------------------------
March 31                                      2001      2000
-------------------------------------------------------------------
Postretirement benefits other
 than pensions                               $22,966   $23,595
Pensions                                      13,381    13,583
Other                                          2,562     2,562
-------------------------------------------------------------------
   Total other noncurrent liabilities        $38,909   $39,740
-------------------------------------------------------------------

NOTE 16   Common and treasury stock
-------   -------------------------

     Following is a summary of common and treasury stock  activity.

--------------------------------------------------------------------------
                                                      Treasury stock
                                  Common stock            at cost
                               -----------------    -------------------
                               shares     amount    shares     amount
--------------------------------------------------------------------------
Balance March 31, 1998         30,342    $18,964     (678)    $(20,977)
Purchase of treasury stock         --         --     (418)     (15,203)
Stock options and
 awards including related
 tax benefits                      --         --      215        6,165
Employee stock-purchase
 and -ownership plans              --         --       64        1,817
--------------------------------------------------------------------------
Balance March 31, 1999         30,342     18,964     (817)     (28,198)
--------------------------------------------------------------------------
Purchase of treasury stock         --         --     (459)     (12,102)
Stock options and
 awards including related
 tax benefits                      --         --      124        3,719
Employee stock-purchase
 and -ownership plans              --         --       71        2,187
--------------------------------------------------------------------------
Balance March 31, 2000         30,342     18,964   (1,081)     (34,394)
--------------------------------------------------------------------------
Purchase of treasury stock         --         --     (199)      (5,167)
Stock options and
 awards including related
 tax benefits                      --         --      296       10,005
Employee stock-purchase
 and -ownership plans              --         --      172        5,992
--------------------------------------------------------------------------
Balance March 31, 2001         30,342    $18,964     (812)    $(23,564)
--------------------------------------------------------------------------

NOTE 17   Shareholder rights plan
-------   -----------------------

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

NOTE 18   Accumulated other comprehensive income/(loss)
-------   ---------------------------------------------

     The components of accumulated other comprehensive income/(loss), net of applicable income taxes, consist of:

                                                    (In thousands)
---------------------------------------------------------------------
March 31                                       2001         2000
---------------------------------------------------------------------
Unrealized foreign-currency-
 translation adjustments                    $(23,067)    $(21,076)
Minimum pension-liability adjustments           (293)        (553)
---------------------------------------------------------------------
   Accumulated other comprehensive
    income/(loss)                           $(23,360)    $(21,629)
---------------------------------------------------------------------

NOTE 19   Stock-retirement, option, and award plans
-------   -----------------------------------------

     Retirement plans: Modine has adopted several, qualified, defined-
     ----------------
contribution, stock-purchase plans; 401(k) plans; and a nonqualified, deferred-compensation plan for certain, designated employees. The stock-purchase plans permitted employees to make monthly investments at current market prices based on a specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. The plans continue to earn dividends, which are reinvested in Modine common stock. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contribution, primarily in Modine common stock.

     Activity in the plans for fiscal 2001, 2000, and 1999 resulted in the purchase of 468,000, 487,000, and 506,000 shares of Modine common stock, respectively. These purchases were made from the employee-pension-plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2001, 2000, and 1999 were $6,207,000, $7,288,000, and $6,321,000, respectively.

     Stock option and award plans: In July 1985 and 1994, shareholders
     ----------------------------
approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of Modine. In July 1999, shareholders reapproved the 1994 plan. In July 2000, the 1994 plan for nonemployee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement
Plan effective July 1, 2000, with no further benefits accruing under that plan. Options granted under the plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant.
Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. No restricted stock awards were granted in fiscal 2001. Restricted stock awards were granted for 39,000 and 1,500 shares in fiscal 2000 and 1999, respectively. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five- to six-year restriction periods. The amounts charged to operations in fiscal 2001, 2000, and 1999 were $546,000, $1,072,000 and $915,000, respectively.

     Following is a summary of incentive and nonqualified option activity under the plans.

------------------------------------------------------------------------
                                                  Weighted-average
                                      Shares        exercise price
                              (in thousands)             per share
------------------------------------------------------------------------
Outstanding March 31, 1998             2,080                $23.38
 Granted                                 333                 33.36
 Exercised                              (215)                13.77
 Forfeitures                             (18)                27.31
------------------------------------------------------------------------
Outstanding March 31, 1999             2,180                 25.82
------------------------------------------------------------------------
 Granted                                 343                 25.86
 Exercised                               (85)                10.59
------------------------------------------------------------------------
Outstanding March 31, 2000             2,438                 26.36
------------------------------------------------------------------------
 Granted                                 367                 24.08
 Exercised                              (296)                16.79
 Forfeitures                             (54)                29.27
------------------------------------------------------------------------
Outstanding March 31, 2001             2,455                $27.10
------------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 2001:

------------------------------------------------------------------------
                         Weighted-   Weighted-average
Range of                   average     exercise price             Shares
exercise prices     remaining life          per share     (in thousands)
------------------------------------------------------------------------
$ 8.75 - 14.99                 .75             $12.50                33
 15.00 - 24.99                6.01              21.59               694
 25.00 - 34.99                6.41              29.59             1,728
------------------------------------------------------------------------
Total outstanding and exercisable              $27.10             2,455
------------------------------------------------------------------------

     A further 1,344,000 shares were available for the granting of additional options or awards at March 31, 2001.

     Modine continues to account for its stock options using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since the exercise price of the options that have been awarded was equal to the market price on the date of the grant, no compensation expense was required to be recognized. If the fair-value based method of accounting for the 2001, 2000, and 1999 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," Modine's net earnings and net earnings per share would have been reduced as summarized below:

                          (In thousands, except per-share amounts)
------------------------------------------------------------------
Years ended March 31                    2001      2000      1999
------------------------------------------------------------------
Net earnings as reported              $47,605   $65,403   $73,943
Net earnings pro forma                 44,980    62,855    71,206
Net earnings per share (basic)
 as reported                            $1.62     $2.22     $2.50
Net earnings per share (basic)
 pro forma                               1.53      2.13      2.41
------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 2001, 2000, and 1999 using the Black-Scholes option-pricing model: a risk-free interest rate of 4.85-6.24 percent, 5.82-6.60 percent, and 4.53 percent, respectively; stock volatility of 31.5-33.3 percent, 26.9-28.8 percent, and 26.3 percent, respectively; a dividend yield of 2.6-2.8 percent, 2.4-
2.5 percent, and 2.2 percent, respectively; and an expected option life of five and one-half years, five years, and five years, respectively.

NOTE 20   Segment and geographic information
-------   ----------------------------------

     Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets. Modine's segments, which are organized on the basis of market categories or geographical responsibility, are as follows: Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building-HVAC market, from business units in North America and Europe; and European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles and industrial-equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief, operating decision-makers. These results are used by management both in evaluating the performance of, and in allocating current and future resources to, each of the segments. Modine evaluates segment performance based on operating income and the efficient use of long-lived and total assets. The accounting policies of the segments are the same as those of Modine as a whole.

     Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

     Segment data:

                                                           (In thousands)
---------------------------------------------------------------------------
Years ended March 31                   2001           2000         1999
---------------------------------------------------------------------------
Sales:
 Original Equipment               $   433,957    $   485,338    $  491,532
 Distributed Products                 372,702        406,111       373,195
 European Operations                  297,494        292,862       284,437
                                  ----------------------------------------
  Segment sales                     1,104,153      1,184,311     1,149,164
 Eliminations                        (38,758)       (45,042)       (37,717)
---------------------------------------------------------------------------
   Total net sales                $1,065,395     $1,139,269     $1,111,447
---------------------------------------------------------------------------
Operating income:
 Original Equipment               $   66,950     $   92,292     $   92,488
 Distributed Products                 24,016         42,785         52,068
 European Operations                  33,624         26,183         31,200
                                  -----------------------------------------
  Segment operating income           124,590        161,260        175,756
 Corporate & administrative
  expenses                           (63,022)       (62,303)       (62,546)
 Eliminations                            133             81             81
 Other items not allocated
  to segments                         16,623         (3,707)         4,779
---------------------------------------------------------------------------
   Earnings before
    income taxes                  $   78,324     $   95,331     $  118,070
---------------------------------------------------------------------------

     Intersegment sales are accounted for based on an established markup over production costs.

     In the first quarter of fiscal 2001, a change was made by management to relocate the aftermarket business unit of the European Operations segment to the Distributed Products segment. The corresponding prior years' data have been restated to reflect the effects of this change.

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

     Other items not allocated to segments include patent settlements and running royalties, interest income and expenses, equity in the earnings of affiliates, and dividend income.

                                                        (In thousands)
------------------------------------------------------------------------
Years ended March 31                      2001       2000      1999
------------------------------------------------------------------------
Assets:
 Original Equipment                     $248,196   $265,495  $231,841
 Distributed Products                    229,327    263,733   257,350
 European Operations                     205,323    189,803   192,282
 Corporate & administrative              272,999    264,562   249,044
 Eliminations                            (55,734)   (52,486)  (14,778)
------------------------------------------------------------------------
    Total assets                        $900,111   $931,107  $915,739
------------------------------------------------------------------------
Capital expenditures:
 Original Equipment                     $ 14,855   $ 19,714  $ 24,766
 Distributed Products                      5,268     11,095    12,226
 European Operations                      28,058     33,155    38,376
 Corporate & administrative               18,129     26,272    15,542
 Eliminations                                 --        (89)      (50)
------------------------------------------------------------------------
   Total capital expenditures           $ 66,310   $ 90,147  $ 90,860
------------------------------------------------------------------------
Depreciation and amortization
 expense:
 Original Equipment                     $ 14,964   $ 16,270  $ 15,764
 Distributed Products                     10,722     10,536     8,973
 European Operations                      11,381     11,213    10,807
 Corporate & administrative               13,021     10,955     8,788
 Eliminations                               (141)      (152)     (150)
------------------------------------------------------------------------
   Total depreciation and
    amortization expense                $ 49,947   $ 48,822  $ 44,182
------------------------------------------------------------------------

     Corporate assets include: cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

     Eliminations of capital expenditures are primarily due to sales between segments in excess of book value.

     Geographic data:

                                                     (In thousands)
------------------------------------------------------------------------
Years ended March 31                   2001        2000          1999
------------------------------------------------------------------------
Sales to unaffiliated customers
 from company facilities
 located in:
 United States                     $  681,907   $  757,074   $  740,094
 Germany                              221,642      212,474      221,725
 Other countries                      161,846      169,721      149,628
------------------------------------------------------------------------
   Net sales                       $1,065,395   $1,139,269   $1,111,447
------------------------------------------------------------------------
Long-lived assets:
 United States                     $  367,393   $  364,456   $  344,948
 Germany                               85,092       71,372       62,263
 Other countries                       60,913       66,622       60,918
 Eliminations                            (774)        (898)      (5,486)
------------------------------------------------------------------------
   Total long-lived assets         $  512,624   $  501,552   $  462,643
------------------------------------------------------------------------

     Net sales are attributed to countries based on the location of the selling unit.

     Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and sales of property, plant, and equipment.

     Major Customers: European Operations and Original-Equipment
     ---------------
segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 10.8-percent of total company revenues in fiscal 2001. In the previous two fiscal years, no single customer accounted for more than 10-percent of revenues.

NOTE 21   Contingencies and litigation
-------   ----------------------------

     In the normal course of business, Modine and its subsidiaries have been named as defendants in various lawsuits and enforcement proceedings in which claims are asserted against Modine by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others. Modine is also subject to other liabilities that arise in the ordinary course of its business. Many of the pending damage claims are covered by insurance and, in addition, Modine from time to time establishes reserves for uninsured liabilities. Based on the information available, Modine does not expect that any unrecorded liability related to these matters would have a material effect on the consolidated financial statements.

     Over the last 10 years, Modine and Showa Aluminum Corporation (and Mitsubishi Motors in some cases) have instituted various lawsuits and legal proceedings against each other pertaining to Modine's PF

(Parallel Flow) technology and Showa's SC condenser. On July 14, 2000, Modine and Showa reached a settlement and license agreement. The agreement calls for cross-licensing of these technologies between the parties. As a result of the agreement and another with Mitsubishi Heavy Industries, Modine received, in the first and second quarters of fiscal 2001, payments totaling $17 million representing partial settlement for past infringement of Modine's PF technology. Subsequent payments of approximately $27 million are payable to Modine subject to confirmation of the validity of Modine's PF patents in Japan, the United States, and the European Union. Running royalties are applicable to future sales by Showa and Mitsubishi for the use of Modine's PF technology through the expiration of the corresponding patents in 2006-2008. All legal proceedings between the parties are being dismissed. Other previously reported legal proceedings between the parties have been settled or the issues resolved so as to not merit further reporting. In February 2000, Modine filed a complaint against Delphi Automotive Systems Corporation in the U.S. District Court in Milwaukee, Wisconsin, alleging infringement of its PF patent. All legal and court costs associated with these cases have been expensed as they were incurred.

NOTE 22   Quarterly financial data (unaudited)
-------   ------------------------------------

     Quarterly financial data are summarized below:

                              (In thousands, except per-share amounts)
----------------------------------------------------------------------
Fiscal 2001
quarters ended                   June      Sept.     Dec.      March
----------------------------------------------------------------------
Net sales                      $286,484  $269,775  $252,346  $256,790
Gross profit                     82,587    71,011    65,462    59,644
Net earnings                     17,962    19,018     6,109     4,516
Net earnings per
 share of
 common stock:
  Basic                           $0.61     $0.65     $0.21     $0.15
  Assuming dilution                0.61      0.65      0.20      0.15
-----------------------------------------------------------------------

-----------------------------------------------------------------------
Fiscal 2000
quarters ended                   June      Sept.     Dec.      March
-----------------------------------------------------------------------
Net sales                      $283,847  $286,691  $283,520  $285,211
Gross profit                     81,965    79,588    78,336    77,601
Net earnings                     19,509    15,096    16,195    14,603
Net earnings per
 share of
 common stock:
  Basic                           $0.66     $0.51     $0.55     $0.50
  Assuming dilution                0.65      0.51      0.55      0.49
-----------------------------------------------------------------------
report of independent accountants
---------------------------------


To the Shareholders and Board of Directors
Modine Manufacturing Company
Racine, Wisconsin:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' investment present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2001 and March 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
April 27, 2001