Form 10-K, Exhibit 13
period 2002-03-31
MODINE MANUFACTURING CO
filed 2002-06-21
CIK 67347

EXHIBIT 13

Management's Discussion & Analysis
----------------------------------

FORWARD-LOOKING STATEMENTS

     This report contains certain forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include information concerning future financial results of Modine. Also, when words such as "intend," "anticipate," "believe," "expect," "plan," or similar expressions are used, these words indicate forward-looking statements. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to differ materially from the future results, performance, or achievements expressed or implied in the forward-looking statements. These factors include the ability of Modine to compete for business, the ability of various customers and suppliers to achieve projected sales and production levels, the cyclical nature of the vehicular industry, work stoppages at major customers, competitive pressures on sales and pricing, increases in production or material costs that cannot be recouped in product pricing, the ability to improve acquisitions' operations and international economic conditions. Modine does not assume any obligation to update any of these forward-looking statements.

     In April 2001, Modine acquired Thermacore International,
Inc. (Thermacore) in a merger accounted for as a pooling of interests. All information is presented to include
Thermacore for all periods.

     Modine Manufacturing Company's fiscal 2002 sales declined four percent to $1,074.8 million from $1,121.4 million a year ago. The company's current fiscal year results contained several one-time items relating to its restructuring, other closure-related costs, changes in workers' compensation reserves, the Thermacore acquisition and the sale of a long-term asset. In addition, Modine's prior fiscal year included pretax patent settlements totaling $17.0 million. Excluding one-time items in both fiscal 2001 and 2002, Modine's twelve-month fully diluted earnings per share declined 26 percent to $0.88 from $1.19.

     Modine's fiscal year results were adversely affected by continued weakness in the aftermarket, heavy-duty truck, off-highway, and electronics markets. However, in the light vehicle market, Modine experienced strength during the year from the introduction of new automotive programs. Modine's aftermarket business is continuing to experience severe pricing pressure from new entrants and an excess supply of product.

     In fiscal 2002, including exports from domestic businesses, 47 percent of total revenues were generated from sales to customers outside of the United States. Net sales generated by Modine's international operations were 36 percent of total revenues, and exports from the United States were 11 percent of total revenues.

     Modine's European Operations segment supplies products from business units in Europe primarily to European original equipment manufacturers (OEMs) of light and heavy-duty vehicles or engines. Sales in the European Operations declined one percent to $302.4 million from $305.0 million during the fiscal year. Operating income declined 25 percent to $23.3 million from $31.0 million earned in the previous year, as measured in U.S. dollars. Compared to the prior year, the weaker Euro had a negative translation effect of approximately $8.2 million on fiscal 2002 consolidated sales. Modine's European Operations experienced strength from the automotive area, but was hindered by weakness in the heavy-duty area.

     The Distributed Products segment provides heat transfer products for the North American and European vehicular replacement markets and the North American building HVAC (heating, ventilating, and air conditioning) market. In addition, this segment provides cooling solutions for the global electronics markets. Distributed Products' sales declined ten percent to $381.3 million during fiscal 2002 from $425.0 million. Operating income declined 58 percent to $9.9 million from $23.7 million in the year ago period. This segment was adversely affected by a number of factors. The aftermarket portion continues to experience significant pricing pressure, resulting from soft demand, new competition and excess supply of product. In addition, the HVAC portion experienced general softness from a weakening economy and a mild winter. Lastly, electronics cooling sales have been adversely affected by a global slump in semiconductor sales and a telecommunications equipment industry that was off sharply from the previous year.

     Modine's Original Equipment segment includes sales to North American light, medium, and heavy-duty OEMs. During the year, Original Equipment sales declined two percent to $457.0 million from $467.3 million. Operating income declined 19 percent to $66.2 million from $82.2 million in the previous year. Segment results were positively impacted by the introduction of new automotive programs. However, this improvement was more than offset by continued weakness in the heavy-duty truck, construction, and industrial markets.

     Revenues from Modine's top ten customers accounted for 51 percent of the company's total sales. Modine's largest customer accounted for slightly more than ten percent of sales. Overall, Modine continues to have a well-diversified customer base.

SALES BY MARKET

     OEM passenger car and light truck market. In fiscal 2002,
     ----------------------------------------
30 percent of Modine's sales were to worldwide original equipment manufacturers of passenger cars and light trucks.

This market segment accounted for approximately 25 percent of Modine's revenues in the prior year. The passenger car and light truck market continues to represent the largest portion of Modine's sales. The company's revenues from this market were up 14 percent from the previous year. The European passenger car and light-truck markets were flat with the previous year. Even though industry volumes were down slightly from the prior year, North American light vehicle sales resulted in the second best year on record. Modine's North American sales were strong as a result of the introduction of several new programs. During the year, Modine announced that it had been selected by DaimlerChrysler to supply the radiator module for the 2002 Dodge Ram. Modine also announced that it had been chosen by BMW to supply engine cooling modules for future vehicle programs. Modine remains enthusiastic about the passenger car and light-truck market as its new programs continue to ramp up. The company is also encouraged about the continued growth of diesel engines in the light vehicle market and the opportunities for exhaust gas recirculation (EGR) coolers.

     Vehicle Aftermarket. Modine's sales of replacement parts
     -------------------
to the automotive aftermarket were seven percent lower from the prior fiscal year. Aftermarket sales accounted for 23 percent of Modine's fiscal 2002 sales versus 24 percent in the prior year. The aftermarket industry experienced another difficult year. Large competitors, such as Delphi and Visteon, have expanded their position in the market. The combination of new entrants, soft demand, and mild weather resulted in excess supply of product. Modine's aftermarket group also experienced severe pricing pressure throughout the year. In addition, a labor strike at one of Modine's manufacturing facilities created a shortage of some aftermarket products. Also during the year, Modine and Advance Auto mutually agreed to end their supply agreement in May of 2002. The company's aftermarket group continues to focus on several initiatives, including working capital reductions, freight reductions, new distribution channels in Europe, operational improvements at distribution centers, and the rationalization of under-performing locations.
Moving forward, Modine does not see a meaningful change in the near-term competitive landscape. The company will continue to focus on increasing its product line, reducing operating costs, and further asset rationalization.

     OEM heavy duty and medium duty truck market. Sales to the
     -------------------------------------------
medium and heavy-duty truck market accounted for 15 percent of Modine's total sales as compared to 17 percent in the year ago period. Heavy-duty and medium-duty truck revenues declined by 12 percent from the previous year. The North American truck industry experienced another down year with heavy-duty and medium-duty build rates remaining at depressed levels. The European truck market faired a little better, with a slight year-over-year decline. In the future, the EPA's (Environmental Protection Agency) new emission standards are expected to have a positive effect on Modine. The EPA has mandated that Class 8 engine manufacturers reduce air pollutants. Most engine manufacturers are going to an exhaust gas recirculation (EGR) cooled engine. Modine is one of the industry's technological leaders in EGR coolers for the global engine market. The EPA's more stringent emission requirements require heavy truck cooling systems to be completely redesigned and afford Modine an opportunity to accelerate the conversion from copper/brass radiators to all-aluminum products. Moving forward, Modine expects further growth opportunities as the company expands its HVAC (heating, ventilating, and air conditioning) business in the truck market.

     OEM off-highway market. Modine's off-highway market segment
     ----------------------
accounted for approximately 11 percent of total sales for fiscal 2002. Sales to this market increased one percent from the prior year. During the year, the construction market declined approximately ten percent. In the agricultural market, demand for higher horsepower tractors and harvesting machines strengthened from cyclical lows seen in 2000, while the demand for smaller horsepower tractors declined.
Industry analysts expect both the construction and agricultural equipment markets to be flat for the upcoming year. Modine is enthusiastic about the trend of including more climate control in off-highway vehicles. Also, an increasing number of small vehicles or machines are including HVAC (heating, ventilating, and air conditioning) options. Modine sees opportunities to gain market share and capitalize on this growth trend in HVAC. In this segment, Modine is also benefiting from more stringent emissions regulations. Changes in emissions regulations are increasing the demand for Modine's aluminum products and allowing the company to increase its content as the cooling systems are being redesigned.

     OEM industrial market. Fiscal year sales to the industrial
     ---------------------
market declined 24 percent from the prior year. Sales in this market accounted for nine percent of Modine's total fiscal 2002 sales as compared to 11 percent in the year ago period. The industrial market includes a variety of customers who manufacture engines, generator sets, refrigeration equipment, compressors, lift trucks, and other applications. The industrial market weakened during the last year as the demand for power generation equipment slowed.
Also, the material handling market (lift trucks) declined over 30 percent from its previous peak. The compressor market remained stable, but there was increased pricing pressure. For fiscal 2003, Modine expects most of the segments to be flat, but looks for a slight increase in the power generation market.

     Building HVAC market. Sales to the building HVAC (heating,
     --------------------
ventilating, and air conditioning) market remained at approximately seven percent of Modine's revenues for both fiscal 2001 and 2002. Total revenues in this market declined ten percent from the prior year. All portions of the HVAC industry were off sharply during the fiscal year. The market for gas-fired unit heaters and gas-fired duct furnaces declined by 20 percent and 11 percent, respectively. The infrared heater market declined 15 percent during the calendar year. Modine's HVAC group focused on continuous improvement activities and tight financial control. Also, despite the market decline, Modine was able to generate a revenue increase in its Hot Dawg residential garage heater line. For the next fiscal year, industry analysts expect the HVAC market to be flat with the previous year. As a result, Modine's building HVAC group is focusing on market share improvement and cost containment.

     Electronics market. Modine's sales to the electronics market
     ------------------
declined by 30 percent during fiscal 2002. Revenues in this market accounted for approximately four percent of Modine's sales. Thermacore accounted for approximately five percent of Modine's fiscal 2001 revenues. The market has been adversely affected by a dramatic fall-off in global semiconductor sales. Most recently, semiconductor industry sales were $30 billion in the fourth quarter of 2001, down from $47 billion in the year ago period. In addition, the telecommunications hardware and services industry declined approximately 30 percent during calendar 2001. Also, computer sector sales declined approximately 20 percent during 2001. This widespread weakness has had a major impact on the electronics cooling market. Despite this unprecedented downturn, Thermacore won some significant programs, continued to develop new thermal technologies, and received funding from a number of customers, including
Raytheon and Northrop Grumman, for key research projects.

SALES BY PRODUCT

     Modules or Complete Heat Transfer Packages. This product
     ------------------------------------------
line includes various heat transfer components supplied by Modine, plus auxiliary parts produced by other suppliers, in assemblies that can be installed as units or systems by customers. Modine has been shifting from the role of a component supplier to the position of a supplier of complete modules and systems. The company's responsibilities increase as Modine undertakes the initial design of customers' systems in conjunction with their design of vehicle platforms. This allows Modine to sell more content, including heat exchangers and other necessary parts, for each program. Fiscal 2002 module sales increased 16 percent over the previous year. The segment accounted for 27 percent of total sales versus 22 percent in fiscal 2001. Moving forward, Modine expects the module segment to continue growing at a faster rate than component sales.

     Radiators. Sales of individual radiators and cores
     ---------
declined 11 percent from the previous year. In fiscal 2002, this product segment accounted for 27 percent of total sales versus 29 percent in fiscal 2001. During the year, Modine was able to increase its radiator sales to OEM customers, including modules. However, this increase was offset by a decline in aftermarket radiator sales. New competition, excess product supply, and mild weather contributed to another soft year for the aftermarket.

     Oil Coolers. Modine now offers both steel and aluminum
     -----------
oil coolers to meet changing customer needs. Oil coolers are often used in high-performance automobiles, particularly in Europe. In the US, Modine began manufacturing a new product, the stacked plate oil cooler, for on-highway diesel applications. Going forward, Modine is enthusiastic about both the on- and off-highway stacked plate oil cooler opportunities. For fiscal 2002, Modine's oil cooler component sales declined 13 percent from the previous year. As a percent of total sales, oil coolers accounted for 15 percent in 2002 versus 16 percent in 2001.

     Charge Air Coolers. Charge-air cooler component sales
     ------------------
declined two percent from the previous year. This product segment remained at nine percent of sales for both fiscal 2001 and 2002. Segment results declined due to softness in the vehicle and power generation markets. Going forward, Modine sees growth for charge-air coolers driven by increased penetration of diesel engines in the light vehicle market, new emissions standards and increased module sales.

     Vehicular Air Conditioning Parts & Systems. Modine's sales
     ------------------------------------------
of vehicular air conditioning parts in fiscal 2002 decreased
17 percent, compared with the prior year. The product category accounted for seven percent of Modine's total sales versus eight percent in the prior fiscal year. The increase in air conditioning parts for modules was offset by a decrease in component sales to both OEM and aftermarket customers. In the aftermarket, mild weather throughout the year had an adverse impact on segment sales. In the future, Modine believes that it can capitalize on its CO2 components and systems to drive growth in the vehicular HVAC segment.

     Building HVAC. Modine's sales of the building HVAC product
     -------------
category were down ten percent during the fiscal year. HVAC products remained at seven percent of Modine's sales for both fiscal 2001 and 2002. As discussed previously in Modine's sales by market, building HVAC sales were adversely affected by soft demand for gas-fired unit heaters, gas-fired duct furnaces, and infrared heaters.

     Electronics. During fiscal 2002, product sales for the
     -----------
electronics market declined 30 percent. This product segment accounted for four percent of Modine's fiscal 2002 sales compared to five percent in the year ago period. As discussed previously in Modine's sales by market, this product category has been adversely affected by a dramatic fall-off in global semiconductor sales. In addition, the telecommunications hardware and services industry was off sharply from the previous year's levels.

CRITICAL ACCOUNTING POLICIES

     Financial Reporting Release No. 60 was issued by the Securities and Exchange Commission during 2001 and requires all registrants, including the company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following critical accounting policies reflect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

     Net Sales. The company recognizes revenue as products
     ---------
are shipped to customers. The amount is recorded net of applicable provisions for sales rebate programs, volume incentives and returns and allowances. At the time of revenue recognition the company also provides an estimate of potential bad debts, warranty expense, as well as an amount anticipated to be granted to customers under available advertising and marketing programs. These estimates are based upon historical experience, anticipated business trends, and the current economic conditions.

     Inventories. Inventories are valued at the lower of cost
     -----------
on a first-in, first-out basis, or market value. Inventories are reviewed on a continuing basis for excess or obsolete stock with a provision recorded, where appropriate.

     Intangible Assets. Goodwill is amortized on a straight-
     -----------------
line basis over its estimated useful life, principally over a fifteen-year period. The company evaluates the recoverability of goodwill by estimating the future undiscounted cash flows of the business to which the goodwill relates. In determining the estimated future cash flows, the company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. If an impairment is determined to exist, a write-down to market or discounted cash flow is made and the impairment loss is recognized by a charge against current operations. In June 2001, SFAS142 "Goodwill and Other Intangible Assets" was issued by the FASB. Under this new standard, goodwill and intangible assets having indefinite lives will no longer be amortized, but will be subject to annual impairment tests.

ACCOUNTING PRONOUNCEMENTS.

     Details of the impact that the recently issued accounting standards will have on the financial statements of Modine can be found in Note 1 to the consolidated financial statements.

CAPITAL EXPENDITURES

     Capital expenditures of $35.8 million in fiscal year 2002 were 51 percent lower than the prior year. Significant expenditures included: European administrative and technical center facilities, tooling for new products, equipment for new customer programs, and process improvements at a number of facilities. Capital expenditures were financed primarily from cash generated internally. Outstanding commitments for capital expenditures at March 31, 2002 were approximately $14.4 million. Approximately $6.5 million of the commitments related to the European technical center and to European plant expansions and conversions as well as to programs for automotive and truck original equipment customers, process improvements, tooling for new products, and various new equipment. A year earlier, there were outstanding commitments of $25.8 million.

RESEARCH & DEVELOPMENT

     In fiscal 2002, Modine increased its research and development spending by six percent to $29.9 million.The company ended the year with 1,459 worldwide patents, an increase of 148 patents over last year. Modine moved further towards utilizing computers to simulate engineering. Through the use of sophisticated software, Modine can predict component or system durability and overall performance. Modine's efforts in simulated engineering have resulted in substantial cost savings and faster product design cycles. Also during the year, Modine began to integrate its thermal management skills with those of Thermacore. The two companies collaborated on several key projects and are continuing to develop advanced electronics cooling technologies. In addition, Modine's Fuel Cell Products Group continued its development work on thermal solutions for stationary power and vehicular fuel cells. Modine is working with some of the industry's leading developers of fuel cells and has earned a strong reputation for its thermal management skills. Lastly, Modine made significant progress in its development of CO2 components and systems. CO2 systems, which can be used for both heating and cooling, are very efficient and environmentally friendly. Modine is currently exploring several commercial applications for its CO2 components and systems. As part of its long-term strategy, Modine retains its commitment to research and development. Since 1998, R&D expenditures have increased at an average annual rate of 13 percent. The company believes these investments will result in new products, new technologies, and opportunities to enter new growth markets.

QUALITY IMPROVEMENT

     The Modine global quality management system has been implemented at all sites to help ensure that customers receive the same, high quality products and services from any facility worldwide. It also minimizes the risk associated with unacceptable product quality and serves to meet a Modine guiding principle of exceeding customer expectations. Continuous quality improvement is measured by nine quality indicators, some of which include first-pass yield, customer satisfaction, and supplier performance. Modine encourages and rewards continuous quality improvement throughout the company. Continuous improvement is formally recognized at Modine through various programs.

     During the year, Modine's quality programs had many successes. The company's common, global quality system was refined to include global standard practices, ensuring that work done across the globe is according to a common standard. In the coming year, the global quality system will be expanded to include Thermacore.

     In its second year, the President's Award for Corporate Excellence (PACE), stimulated 15 projects in North America and Europe. PACE is a quality award that recognizes administrative employees who develop projects to reduce waste, eliminate bureaucracy, improve processes and reduce errors.

     In fiscal 2002, the McHenry, Illinois and Pliezhausen,
Germany facilities earned the President's Award, the company's top honor for continuous improvement at manufacturing facilities. These facilities had outstanding performance in 15 separate categories, which include key elements of safety, environment, quality, delivery, cost, and productivity.

     Also during the fiscal year, our Toledo, Ohio and Emporia, Kansas facilities were registered to QS-9000 and our Pontevico, Italy and Uden, The Netherlands facilities were registered to VDA 6.1. All Modine facilities that are required to be registered to ISO 9000, QS-9000 and/or VDA
6.1 are now registered. In 2001, our Camdenton and Joplin facilities, both in Missouri, were recognized by Caterpillar as Certified Suppliers.

ENVIRONMENTAL, HEALTH & SAFETY

     Modine is strengthening its commitment to the environment by implementing the Environmental Management System (EMS) at all of its original equipment locations throughout the world. This system is based on the internationally recognized ISO 14000 standard for environmental management systems. Modine's EMS provides a common framework and the tools needed to conserve resources, improve manufacturing process efficiency, minimize liability exposure and reduce operational costs.

     In calendar 2001, Modine's North American facilities reduced waste for a fifth consecutive year with a 21 percent year-over-year decrease (normalized for sales dollars). Overall, these facilities achieved an impressive 51 percent reduction in waste/sales dollars since 1996. The reduced use of solvents, conversion to more environmentally-friendly chemicals, shift to returnable packaging, and the generation of less scrap contributed to this long-term, sustained waste reduction achievement.

     Modine accrues for environmental remediation activities relating to past operations, including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as "Superfund", and under the Resource Conservation and Recovery Act (RCRA)
- when it is probable that a liability has been incurred and reasonable estimates can be made. An obligation may also arise when a Modine-owned facility is closed or sold. These expenditures most often relate to facilities and sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but will now require investigative and/or remedial work to ensure sufficient protection to the environment. Three of the company's manufacturing facilities currently have been identified as requiring soil and/or groundwater remediation. Because of the joint liability of former landowners and contractual obligations, it is unlikely these remediation efforts will have a material effect on the company's consolidated financial condition.

     Environmental regulations, as well as the company's policy to continuously improve upon its environmental management programs, will require capital equipment expenditures over the coming years. For the fiscal year ending March 31, 2002 capital expenditures related to environmental projects were $0.2 million. These environmental expenditures include capital outlays to retrofit existing facilities, as well as those associated with new facilities and other compliance costs. Modine currently expects expenditures for environmentally related capital projects to be about $0.5 million in fiscal 2003.

     Environmental expenses charged to current operations, including remediation costs, totaled about $3.8 million for the fiscal year ending March 31, 2002. These expenses include solid waste disposal and operating and maintenance costs incurred in conducting environmental compliance activities. Although some of these environmental costs may be substantial, the Company has no reason to believe these costs vary significantly from costs incurred by other companies engaged in similar businesses.

     Although there are currently no known liabilities that might have a material effect on the company's consolidated net assets, the Environmental Protection Agency has designated Modine as a potentially responsible party ("PRP") for remediation of six waste disposal sites. These sites are not company owned and allegedly contain wastes attributable to Modine from past operations. For the six sites currently known, the company's potential liability will be significantly less than the total site remediation because the percentage of material attributable to Modine is relatively low.

     Success with health and safety is setting Modine apart from its competition. Health and safety performance continues to move in a positive direction. Recordable and Lost Workday (LWDII) incident rates improved from the previous year by 23 and 30 percent, respectively. Over the past five years, Modine has seen a 58 percent reduction in the recordable incident rate and a 53 percent reduction in the LWDII rate.

     Modine's Richland facility was the second location to become a safety "Star" plant. The Modine "Star" is awarded to those facilities that achieve 100 percent compliance with 22 health and safety elements and attain a recordable and LWDII rate below the general industry average for a twelve-month period. The company expects to see more facilities reach "Star" level over the next few years.

HEDGING AND FOREIGN CURRENCY EXCHANGE CONTRACTS.

     On a limited basis, Modine enters into foreign exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note
15 to the consolidated financial statements.

SALES

     Sales of $1.07 billion for the year ended March 31, 2002, are discussed in detail in the preceding portion of Management's discussion & analysis.

     For the year ended March 31, 2001, sales of $1.12 billion were down $53.6 million or five percent from the preceding year. Weaker European currencies had a negative translation effect on the sales of approximately $53.2 million compared with the prior year. Excluding the impact of the change in currency exchange rates, total worldwide consolidated sales were essentially unchanged. Sales in the Original Equipment North America segment fell 11 percent on lower heavy truck and light vehicle market sales. Distributed Products segment sales were down three percent with a soft North American aftermarket and negative translation effect on the segment's European operations being partially offset by stronger electronics cooling product sales. The European Operations segment produced increased sales to both OEM-automotive and off-highway markets but the translation effect offset much of the gain. Net sales from U.S. facilities accounted for 65 percent of consolidated revenues for the year, with approximately 18 percent of that amount being exported. Overall, 53 percent of net sales were to U.S. customers and 47 percent to non-U.S. customers.

     Sales for the year ended March 31, 2000, of $1.17 billion were three percent higher than the previous year's $1.14 billion. Weaker European currencies had a negative translation effect of approximately $27.9 million compared with the prior year. Sales in the Distributed Products segment were up primarily due to a full year's operation of the Core Holdings, Inc., acquisition made mid-way through fiscal 1999 and higher electronics cooling sales. Net sales for the European Operations segment improved slightly with improved automotive-OEM sales and lower off-highway market sales. The Original Equipment (North America) segment declined marginally, with stronger sales to the truck market and lower sales to the construction and agricultural-equipment markets.

GROSS PROFIT

     The current year gross profit of $264.5 million declined to 25 percent of sales from the $298.2 million or 27 percent of sales in the preceding year. Lower sales volumes, significant pricing pressures, increasing purchased component content, and closure costs outside of the restructuring, all contributed to the lower return. Included in gross profit is a $4.2 million benefit from a reduction in workers' compensation insurance reserve estimates as a result of the company's improving experience. Gross profit, in dollars, was down all across the company, reflecting the weakened worldwide economies, except for the North American automotive market where the company has been able to gain additional business.

     The fiscal 2001 gross profit of $298.2 million, (27 percent of sales) compares with $330.3 million (28 percent of sales) in the previous year. The principal factors responsible for the current margin reduction were the lower sales volume, increased material costs pursuant to higher commodity prices, continuing pricing pressures, incremental costs in support of new business, and the one-time costs of exiting an unprofitable product line in Europe. Improvements were recorded in the European Operations segment, despite the recognition of the exiting costs, but those gains were more than offset by lower gross-profit returns in the other reporting segments.

     Gross profit was 28 percent of sales for fiscal 2000, the same percentage as in fiscal 1999. Improvements recorded in the truck and electronics divisions were generally offset by lower gross-profit returns, as a percent of sales, earned by the company's other operating units.

SELLING, GENERAL, AND ADMINISTRATIVE (SG&A) EXPENSES

     In fiscal 2002, SG&A expense dropped $7.7 million to $221.7 but increased to 21 percent of sales from 20 percent in the prior year. Reductions in compensation and related benefit costs, along with lower sales promotion and distribution costs more than offset the $3.4 million in Thermacore acquisition costs and increases in depreciation and amortization, research and development expenditures, and the return to a more normal bad debt expense level.

     SG&A expense of $229.4 million in fiscal 2001 was virtually identical to the preceding year and remained at 20 percent of sales. The year included substantially higher research and development expenditures, severance charges related to staffing reductions as the company reacted to the slowing economy, offset by a reduction in bad-debt expense and other expenses.

     In fiscal 2000, SG&A expenses of $229.4 million grew by $25.8 million, to 20 percent of sales from 18 percent in the preceding year. Factors influencing the changes were the full-year effect of a large aftermarket distributor acquired in fiscal 1999, ongoing litigation costs to protect our patents, increased depreciation on the new technical center in Racine, upgrades to computer-related business systems, and expansion of the electronics cooling business outside of North America.

RESTRUCTURING CHARGES

     In the third quarter of fiscal 2002, the company initiated a restructuring plan to reduce costs and increase future operating efficiency. Charges of $7.5 million were recognized for plans to close manufacturing facilities in North America and Europe and for other personnel reductions in both areas. Additional information is detailed in Note 11 to the consolidated financial statements.

INCOME FROM OPERATIONS

     Income from operations in fiscal 2002 of $35.2 million declined $33.5 million from the preceding year. The reduction in gross profit discussed above carried down to operating income as the effect of the $7.7 million reduction in SG&A expense was offset by the $7.5 million restructuring charge.

     In fiscal 2001, income from operations of $68.7 million declined $32.2 million from the previous year. The 32 percent reduction was driven primarily by lower sales volume, increased material costs pursuant to higher commodity prices, negative currency translation, incremental costs in support of new business, the costs of exiting an unprofitable product line in Europe, and staff-reduction costs.

     Income from operations of $100.9 million for fiscal 2000 declined $14.1 million from the prior year. The 12 percent reduction was predominantly a result of higher SG&A costs, as discussed in the preceding section.

INTEREST EXPENSE

     Interest expense of $7.8 million in fiscal 2002 was down
$1.0 million from the preceding year. Reduced levels of short-term borrowing and lower interest rates provided the benefit which was partially offset by a $1.5 million reduction in the amount of interest capitalized.

     In fiscal 2001, interest expense declined slightly from the previous year to $8.8 million. Higher interest rates offset most of the benefit from reductions in the level of debt outstanding and higher amounts of capitalized interest.

     Interest expense of $8.9 million in fiscal 2000 increased $2.8 million over fiscal 1999. In addition to higher interest rates, the increase was also the result of increased financing for technical-center construction in the U.S. and in Europe, facility expansion in Europe, and the full-year effects of acquisition and equity investments made in the preceding year.

PATENT SETTLEMENTS

     In fiscal 2001, agreements were reached with Showa Aluminum
Corporation and Mitsubishi Motors, which resulted in $17.0 million of patent-settlement income for past use of Modine's
PF (parallel flow) technology.

     In fiscal 2000, a $1.0 million settlement for past use of Modine's PF technology was recognized.

OTHER INCOME, NET

     In fiscal 2002, other income increased by $4.5 million to $12.7 million. The increase was primarily the result of a $3.5 million gain on the sale of one of the company's aircraft and the disposal of some excess real estate.

     Other income in fiscal 2001 grew by $3.9 million to $8.2 million. The increase was driven by higher equity earnings from affiliates, the remaining gain from the earlier sale of a facility in Michigan, and increased profit from tooling sales.

     Other income in fiscal 2000 of $3.7 million declined by $3.5 million from the previous fiscal year's total of $7.2 million, which included a gain relative to the earlier sale of a facility in Michigan.

PROVISION FOR INCOME TAXES

     The effective tax rate for fiscal 2002 rose by 2.7 percentage points to 41.8 percent. This percentage increase over the preceding year was influenced by upward movement from nondeductible costs associated with the acquisition of Thermacore and increased nondeductible goodwill amortization, offset by downward pressure from foreign tax rate differentials.

     The effective tax rate for fiscal 2001 rose by 7.7 percentage points to 39.1 percent. The significantly higher effective tax rate, compared with the year before, related to the prior year benefit from the implementation of a tax strategy relating to a net operating loss carryforward at a foreign subsidiary and to foreign tax rate differentials.

     For fiscal 2000, the effective tax rate declined 6.0 percentage points to 31.4 percent. Foreign tax rate differentials and implementation of a tax strategy relating to a net operating loss carryforward at a foreign subsidiary were the main factors contributing to the change.

NET EARNINGS

     Net earnings declined 55 percent in fiscal 2002 to $23.3 million ($0.70 per diluted share) from $51.8 million ($1.58 per diluted share). Return on average shareholders' equity
(ROE) slipped to five percent and net earnings as a percent of sales to two percent. Reductions in SG&A expense, the additional North American automotive business and the favorable impact on the workers' compensation and the aircraft sale were more than offset by the lower sales volumes, pricing pressures, increased purchased component content, and the restructuring and other closure costs.

     Excluding the one-time items of restructuring and other closure costs, the Thermacore acquisition costs, the reduction in the workers' compensation reserve estimates and the aircraft sale from fiscal 2002 and the patent settlements in fiscal 2001, Modine's earnings per share would have declined 26 percent to $0.88 per fully diluted share in fiscal 2002 from $1.19 per fully diluted share in fiscal 2001.

     Net earnings in fiscal 2001 fell 22 percent to $51.8 million ($1.58 per diluted share) from $66.3 million ($2.01 per diluted share). ROE declined to ten percent. Net earnings declined as a percent of sales to five percent in fiscal 2001. The reduction in net earnings was the result of the lower sales volume, pricing pressures, higher material costs as a percentage of sales, negative currency translation, incremental costs in support of new business, costs of exiting an unprofitable product line, and staff reduction costs, which were partially offset by the patent settlements received.

     Net earnings declined 12 percent in fiscal 2000 to $66.3 million ($2.01 per diluted share) from $75.1 million ($2.25 per diluted share). Net earnings dipped to six percent of sales in fiscal 2000 and ROE slipped to 14 percent. Increased aftermarket distribution costs and pricing pressures, new-plant start-up costs, and the adverse effect of a stronger U.S. dollar on international results were the major factors leading to lower earnings.

CURRENT ASSETS

     Cash and cash equivalents increased by $53.7 million to $75.4 million. Details of the sources and uses of funds can be found in management's discussion of cash flows and the accompanying consolidated statement of cash flows.

     Trade receivables, net of allowances for doubtful accounts, at $162.5 million, were down $15.5 million from one year ago.
Declines in year-over-year fourth-quarter sales in the Distributed Products and European Operations segments were the main factors leading to the overall decrease.

     As a result of management's continuing focus on improving working capital, the company was able to reduce inventories by $31.4 million to $121.7 million, with a large portion of the change attributable to U.S. aftermarket operations. Additional reductions were achieved in all operating divisions except for the automotive division, which registered a small increase to accommodate its increased sales volume. The number of days of inventory on hand was reduced by twelve days from the prior year-end.

     Deferred income taxes and other current assets declined by $8.8 million to $46.4 million. The largest item contributing to the change was a reduction in income tax prepayments of $4.9 million with a smaller impact from a reduction in the balance of unbilled tooling to customers.

     The current ratio of 2.4-to-1 increased from last year's 1.9-to-1 as a result of the company's record cash flow from operations. An increase in cash along with reductions in debt due within the next twelve months were offset in part by decreases in trade accounts receivable, inventories, and deferred income taxes and other current assets.

NONCURRENT ASSETS

     Net property, plant, and equipment of $340.4 million decreased by $26.5 million in fiscal 2002. Depreciation expense of $53.6 million exceeded lower capital spending by $17.8 million. Major additions during the year included ongoing construction and equipment costs of a new technical center and administration building in Europe and preparation for the introduction of new customer-programs in the next several years.

     Equity investments in affiliates of $25.0 million decreased $1.4 million in the current year. Equity earnings, net of goodwill amortization, for fiscal 2002 were more than offset by: unfavorable currency-translation impacts recognized on Modine's 50-percent equity investments in Radiadores Visconde, Ltda., in Brazil and Nikkei Heat Exchanger Co., Ltd. (NEX), in Japan and a dividend received from NEX.

     Intangible assets of $55.1 million were $9.8 million lower than last year, largely as a result of annual amortization expense of $6.4 million, write-offs of impaired goodwill and heat battery technology totaling $2.7 million, and the impact of foreign currency translation.

     Deferred charges and other noncurrent assets of $76.7 million increased $5.7 million over the prior period, primarily a result of a $4.1-million increase in the surplus of the company's over-funded pension plans and an increase in long-term deferred tax assets of $1.2 million.

CURRENT LIABILITIES

     Short-term debt and the current portion of long-term debt, totaling $10.8 million, decreased by $34.7 million.
Discretionary repayments of $26.5 million in short-term debt and $7.3 million in the current portion of long-term debt, originally secured during the construction of the company's Pontevico, Italy manufacturing facility, were the primary factors responsible for the decrease. The remaining decrease resulted from scheduled repayments and foreign currency translation.

     Accounts payable remained virtually unchanged from the prior year.

NONCURRENT LIABILITIES

     Long-term debt increased by $2.2 million to $139.7 million at year-end. The components of the change include an increase of $10.5 million from Thermacore's short-term debt that was refinanced at the time of acquisition offset in part by a net reduction in outstanding borrowings of $4.2 million in the United States and $1.9 million in Europe. The remaining decrease is due to foreign currency translation.

     As a percent of shareholders' equity, long-term debt was
27.1 percent at year-end. Total debt to equity was 29.1 percent, down 6.2 percentage points from fiscal 2001.

     Other non-current liabilities at $40.8 million were $1.9 million higher than last year. The increase resulted primarily from advance royalty payments received from licensees, deferred revenue from extended warranty payments received from customers, and long-term environmental reserves established during the current year.

SHAREHOLDERS' EQUITY

     Total shareholders' equity of $516.0 million decreased $2.7 million over the prior period. The major changes were from retained earnings, accumulated other comprehensive loss and treasury stock transactions. Retained earnings declined by $9.8 million from the prior year. Net earnings added $23.3 million in the year while dividend payments of $29.0 million reduced retained earnings and treasury stock issued to satisfy stock options exercised, stock awards, and employee stock-purchase plans resulted in a further $4.1 million reduction during the year.

     Accumulated other comprehensive loss of $33.5 million increased $9.8 million over the prior year. The most significant component was the foreign-currency-translation adjustment, which increased $9.1 million. The Euro, which weakened against the dollar during the year, and translation losses recorded on the company's equity investment in its Brazilian affiliate were offset in part by the favorable foreign-currency effects on the company's foreign-denominated borrowings.

     During fiscal 2002, $1.3 million was expended to acquire 46,000 treasury shares while $17.9 million of treasury stock (586,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 80,000 new shares of common stock were issued to satisfy stock options and employee stock-purchase plans. In April 2001, 3,327,000 common shares were issued in conjunction with the pooling transaction with Thermacore International, Inc. The number of shares of common stock outstanding at year-end increased to 33,471,000 shares.

     During fiscal 2001, $5.2 million was expended to acquire 199,000 treasury shares while $16.0 million of treasury stock (468,000 shares) was used to satisfy requirements for stock options and employee stock-purchase plans. In addition, 426,000 new shares of common stock were issued to satisfy stock option exercises. The number of shares of common stock outstanding at year-end, including the shares issued in the pooling transaction mentioned above, totaled 32,851,000 shares.

     During fiscal 2000, $12.1 million was expended to acquire 459,000 treasury shares, 300,000 shares of which were repurchased for $7.6 million under a buy-back program announced in October 1999. Another $5.9 million of treasury stock (195,000 shares) was used to satisfy requirements for stock options, stock awards, and employee stock-purchase plans. Six thousand new shares of common stock were also issued to satisfy stock option exercises. The number of shares of common stock outstanding, including the shares issued in the pooling transaction in April 2001, at year-end dropped to 32,156,000 shares.

     Book value per share declined two percent, or $0.37, during fiscal 2002 to $15.42.

NET CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operating activities in fiscal 2002 was a record $131.4 million, up $5.6 million from the prior year. Major items contributing to the overall change were the reduced working-capital requirements as a result of the company's continued programs in this area, higher non-cash depreciation and amortization adjustments, being partially offset by lower earnings. Working-capital requirements included a one-time non-cash restructuring charge of $5.6 million. Further details regarding restructuring charges recorded in fiscal 2002 can be found in Note 11 to the consolidated financial statements.

     Net cash provided by operating activities in fiscal 2001 was $125.8 million, up $35.7 million from the prior year.
Major items contributing to the overall change were the reduced working-capital requirements as a result of the company's programs in this area and a favorable non-cash adjustment for deferred income taxes, both offset partially by lower earnings.

     Net cash provided by operating activities in fiscal 2000 was $90.1 million, down $15.3 million from the prior year. Major items contributing to the overall change were lower earnings, a non-cash adjustment for deferred income taxes that moved in the opposite direction from the previous year, and working-capital demands that were higher in fiscal 2000, which were partially offset by higher non-cash depreciation and amortization adjustments.

CAPITAL EXPENDITURES

     Capital expenditures for fiscal 2002 were $35.8 million, $37.1 million lower than prior year, a direct result of management's initiative to reduce capital spending. Major areas of capital spending included: on-going construction and equipment costs of a new technical center in Europe, continued production and administrative facility expansion in Europe, and costs associated with the purchase of equipment and tooling for new customer programs.

     Capital expenditures for fiscal 2001 were $72.9 million, $20.3 million lower than prior year. They included: on-going construction and equipment costs of a new technical center in Europe, continued production and administrative facility expansion in Europe, costs associated with the purchase of equipment and tooling for new customer programs, facility improvements at existing locations, and additional equipment costs for the technical center in Racine.

     Capital expenditures for fiscal 2000 were $93.2 million, slightly lower than prior year. They included: on-going construction and equipment costs of new technical centers in the U.S. and Europe, production and administrative facility expansion in Europe, replacement of two corporate aircraft, the migration to a new computer platform and implementation of new systems software in the United States, and the costs associated with equipment and tooling for new customer programs.

ACQUISITIONS AND INVESTMENTS IN AFFILIATES

     During fiscal 2001, Modine invested $0.2 million to acquire the remaining 50 percent share of Daikin-Modine, Inc., a former joint venture between Modine and Daikin Industries, LTD. Separately, Modine received a return of capital of $0.5 million from another joint venture, Nikkei Heat Exchanger Company Ltd.
(NEX). See Note 10 to the consolidated financial statements for further detail.

     During fiscal 2000, Modine made an additional $2.7 million investment in Daikin-Modine, Inc. Modine's total investment in the 50-percent-owned joint venture at the end of fiscal 2000 was $4.2 million. See Note 10 to the consolidated financial statements for further detail.

PROCEEDS FROM THE DISPOSITION OF ASSETS

     During fiscal 2002, Modine received proceeds from the disposition of assets of $6.6 million. The major items included the sale of an aircraft for $4.1 million and various real estate for $2.1 million.

CHANGES IN DEBT: SHORT- AND LONG-TERM

     In fiscal 2002, company debt decreased $29.2 million, primarily due to discretionary repayments of $26.5 million of short-term debt and $2.7 million of long-term debt.
Lower working capital and capital-expenditure requirements allowed for the reduction of outstanding debt. Total debt assumed as part of the Thermacore acquisition was $14.0 million. The majority was refinanced with available lines of credit at more favorable interest rates.

     In fiscal 2001, company debt decreased $37.2 million, primarily due to discretionary repayments of $40.0 million of domestic long-term debt. The reduction in debt was a result of the patent settlement proceeds received and of reduced working-capital and capital-expenditure requirements.

     In fiscal 2000, company debt increased $24.9 million, primarily to support working-capital and capital-expenditure requirements. During the year, Modine entered into a Euro
50.8 million ($53 million) term loan. Proceeds were used to pay down short-term European bank debt. The company also entered into a long-term $60 million multi-currency revolving-credit agreement which was used to replace short-term debt.

TREASURY STOCK

     Treasury stock activity is detailed in the discussion of shareholders' equity and Note 17 to the consolidated financial statements.

DIVIDENDS PAID

     Dividends for fiscal 2002 totaled $29.0 million, or 87.5 cents per share. This is a decrease of 12.5 cents per share over the previous year and includes one quarterly dividend at the new rate of 12.5 cents per quarter. Dividends in fiscal
2001 and 2000 were $29.3 and $27.1 million, respectively, representing rates of $1.00 and 92 cents per share, respectively, and those dividends increased 8 cents per share each year over the previous year.

LIQUIDITY

     Future operating and capital-expenditure needs of the company are expected to be generated primarily through a combination of internally generated funds and external financing arrangements. The company believes that its internally generated liquidity, together with access to external resources, will be sufficient to satisfy existing commitments and plans. In addition, the company believes it is positioned to provide necessary financial resources to take advantage of potential strategic business opportunities that arise within fiscal 2003. In April 2002, subsequent to the fiscal year end, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Initially, $64.0 million was borrowed against this new facility and used to pay down existing debt. See Note 14 to the consolidated financial statements for further detail.

     The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of March 31, 2002.

CONTRACTUAL OBLIGATIONS

                                                               (in thousands)
-----------------------------------------------------------------------------
                                     Less than       1-3        4-5   After 5
March 31, 2002                Total     1 year     years      years     years
-----------------------------------------------------------------------------
Short-term borrowing       $    726   $    726   $    --   $     --   $    --
Long-term debt              149,684     10,030    14,360    113,315    11,979
Capital lease obligations        23         23        --         --        --
Operating leases             25,142      8,342     9,650      4,441     2,709
Capital expenditure
    commitments              14,398     14,398        --         --        --
Other long-term
    obligations               3,258         34        68         68     3,088
-----------------------------------------------------------------------------
Total contractual
    obligations            $193,231   $ 33,553   $24,078   $117,824   $17,776
-----------------------------------------------------------------------------

OTHER COMMERCIAL COMMITMENTS

                                                               (in thousands)
-----------------------------------------------------------------------------
                                     Less than       1-3        4-5   After 5
March 31, 2002                Total     1 year     years      years     years
-----------------------------------------------------------------------------
Maximum loan
    commitment             $ 35,657   $    657   $35,000         --   $    --
Standby letters of credit     3,259         --        --         --     3,259
Maximum guarantees           16,588         --        --         --    16,588
Surety bonds                  4,795      4,795        --         --        --
-----------------------------------------------------------------------------
Total other commercial
    commitments            $ 60,299   $  5,452   $35,000         --   $19,847
-----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

                                       (In thousands, except per-share amounts)
-------------------------------------------------------------------------------
For the years ended March 31                 2002           2001           2000
-------------------------------------------------------------------------------
Net sales                              $1,074,760     $1,121,399     $1,174,956
Cost of sales                             810,291        823,220        844,701
                                       ----------------------------------------
Gross profit                              264,469        298,179        330,255
------------
Selling, general, and administrative
   expenses                               221,733        229,443        229,361
Restructuring charges                       7,540             --             --
                                       ----------------------------------------
Income from operations                     35,196         68,736        100,894
----------------------
Interest expense                           (7,793)        (8,784)        (8,913)
Patent settlements                             --         16,959          1,000
Other income - net                         12,707          8,152          3,733
                                       ----------------------------------------
Earnings before income taxes               40,110         85,063         96,714
----------------------------
Provision for income taxes                 16,765         33,233         30,382
                                       ----------------------------------------
Net earnings                           $   23,345     $   51,830     $   66,332
------------                           ========================================
Net earnings per share of common
--------------------------------
   stock:
   -----
 Basic                                      $0.70          $1.61          $2.05
 Assuming dilution                          $0.70          $1.58          $2.01

The notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED BALANCE SHEETS
                                    (In thousands, except per-share amounts)
----------------------------------------------------------------------------
March 31                                                    2002        2001
----------------------------------------------------------------------------
Assets

Current assets:
--------------
Cash and cash equivalents                               $ 75,402    $ 21,744
Trade receivables, less allowance for
  doubtful accounts of $3,217 and $2,459                 162,462     177,972
Inventories                                              121,663     153,096
Deferred income taxes and other current assets            46,443      55,219
----------------------------------------------------------------------------
Total current assets                                     405,970     408,031
----------------------------------------------------------------------------
Noncurrent assets:
-----------------
Property, plant, and equipment - net                     340,388     366,854
Investment in affiliates                                  24,981      26,403
Goodwill and other intangible assets - net                55,054      64,886
Deferred charges and other noncurrent assets              76,651      70,997
----------------------------------------------------------------------------
Total noncurrent assets                                  497,074     529,140
----------------------------------------------------------------------------
     Total assets                                       $903,044    $937,171
============================================================================

Liabilities and shareholders' equity

Current liabilities:
-------------------
Short-term debt                                         $    726    $ 27,281
Long-term debt - current portion                          10,030      18,196
Accounts payable                                          80,112      80,028
Accrued compensation and employee benefits                46,797      49,161
Income taxes                                               4,799       6,115
Accrued expenses and other current liabilities            29,040      29,072
----------------------------------------------------------------------------
Total current liabilities                                171,504     209,853
----------------------------------------------------------------------------

Noncurrent liabilities:
----------------------
Long-term debt                                           139,654     137,449
Deferred income taxes                                     35,127      32,263
Other noncurrent liabilities                              40,760      38,909
----------------------------------------------------------------------------
Total noncurrent liabilities                             215,541     208,621
----------------------------------------------------------------------------
     Total liabilities                                   387,045     418,474
----------------------------------------------------------------------------

Shareholders' equity:
--------------------
Preferred stock, $0.025 par value, authorized
  16,000 shares, issued - none                                --          --
Common stock, $0.625 par value, authorized 80,000
  shares issued 33,743 and 33,663 shares                  21,089      21,039
Additional paid-in capital                                19,166      17,468
Retained earnings                                        518,900     528,653
Accumulated other comprehensive loss                     (33,494)    (23,651)
Treasury stock at cost:  272 and 812 common shares       (6,976)     (23,564)
Restricted stock - unamortized value                     (2,686)      (1,248)
----------------------------------------------------------------------------
     Total shareholders' equity                          515,999     518,697
----------------------------------------------------------------------------
     Total liabilities and shareholders' equity         $903,044    $937,171
============================================================================

The notes to consolidated financial statements are an integral part of these statements.




CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (In thousands)
--------------------------------------------------------------------------------
For the years ended March 31                           2002      2001      2000
--------------------------------------------------------------------------------

Cash flows from operating activities:
------------------------------------
 Net earnings                                      $ 23,345  $ 51,830  $ 66,332
 Adjustments to reconcile net earnings with
   cash provided by operating activities:
  Depreciation and amortization                      63,508    51,908    50,380
  Pensions                                           (3,257)   (2,779)   (2,686)
  (Gain)/loss from disposition of property,
    plant, and equipment                             (4,630)    2,505       582
  Deferred income taxes                               2,515     9,972    (2,125)
  Provision for losses on accounts receivable           756    (2,087)      734
  Undistributed (earnings)/losses of affiliates,
    net of dividends received                        (1,827)   (1,509)      800
  Restructuring                                       5,609        --        --
  Other - net                                         3,581       642       (97)
-------------------------------------------------------------------------------
                                                     89,600   110,482   113,920
-----------------------------------------------------------------------------




  Change in operating assets and liabilities
    excluding acquisitions:
   Trade receivables                                 12,006    11,622   (12,470)
   Inventories                                       28,362    17,300     3,477
   Deferred income taxes and other current assets     9,395    (8,409)   (6,116)
   Accounts payable                                   1,353    (5,999)   (8,685)
   Accrued compensation and employee benefits        (7,324)      860    (2,936)
   Income taxes                                      (1,316)   (1,161)   (1,303)
   Accrued expenses and other current
     liabilities                                       (672)    1,069     4,190
-------------------------------------------------------------------------------
Net cash provided by operating activities           131,404   125,764    90,077
-------------------------------------------------------------------------------

Cash flows from investing activities:
------------------------------------
  Expenditures for property, plant, and
    equipment                                       (35,763)  (72,890)  (93,212)
  Acquisitions, net of cash acquired                     --       249        --
  Proceeds from dispositions of assets                6,605       815     2,140
  Investments in affiliates                              74       345    (2,641)
  Increase in deferred charges and other
    noncurrent assets                                  (750)   (1,492)   (2,537)
  Other - net                                            --      (944)      (80)
-------------------------------------------------------------------------------
Net cash used for investing activities               29,834)  (73,917)  (96,330)
-------------------------------------------------------------------------------

Cash flows from financing activities:
------------------------------------
  Increase/(decrease) in short-term debt - net      (26,532)   14,665   (60,414)
  Additions to long-term debt                        54,771    47,183   133,477
  Reductions of long-term debt                      (57,479)  (99,064)  (48,142)
  Issuance of common stock, including
    treasury stock                                   12,447    10,607     2,965
  Purchase of treasury stock                         (1,293)   (5,167)  (12,102)
  Cash dividends paid                               (28,981)  (29,307)  (27,102)
  Other - net                                            --        --      (184)
-------------------------------------------------------------------------------
Net cash (used for)/provided by financing
  activities                                        (47,067)  (61,083)  (11,502)
-------------------------------------------------------------------------------
Effect of exchange-rate changes on cash                (845)     (262)   (1,168)
-------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash
  equivalents                                        53,658    (9,498)  (18,923)
Cash and cash equivalents at beginning of year       21,744    31,242    50,168
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $ 75,402  $ 21,744  $ 31,245
===============================================================================
Cash paid during the year for:
  Interest, net of amounts capitalized             $  6,639  $  8,467  $  8,768
  Income taxes                                     $ 10,058  $ 29,674  $ 33,849

The notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      (In thousands, except per-share amounts)
---------------------------------------------------------------------------------------------------------------
                                                                  Accumulated              Restricted
For the years                             Additional                    other                  stock-
ended March 31,                   Common     paid-in  Retained  comprehensive   Treasury  unamortized
2002, 2001, and 2000               stock     capital  earnings  income/(loss)      stock        value     Total
===============================================================================================================
Balance, March 31, 1999          $20,769     $15,390  $475,693      $(18,373)  $(28,198)     $(2,199)  $463,082
---------------------------------------------------------------------------------------------------------------
Net earnings                          --          --    66,332            --         --           --     66,332
Other comprehensive (loss):
 Foreign-currency translation         --          --        --        (3,106)        --           --     (3,106)
 Minimum pension liability
   (net of tax benefit of $5)         --          --        --          (144)        --           --       (144)
Total comprehensive income            --          --        --            --         --           --     63,082
Cash dividends, $0.92 per
  share                               --          --   (27,102)           --         --           --    (27,102)
Purchase of treasury stock            --          --        --            --    (12,102)          --    (12,102)
Stock options and awards
  including related tax
  benefits                             4         315    (1,798)           --      3,719         (975)     1,265
Employee stock-purchase and
  -ownership plans                    --           2      (123)           --      2,187           --      2,066
Amortization of deferred
  compensation under
  restricted stock plans              --          --        --            --         --        1,252      1,252
---------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000           20,773      15,707   513,002       (21,623)   (34,394)      (1,922)   491,543
---------------------------------------------------------------------------------------------------------------
Net earnings                          --          --    51,830            --         --           --     51,830
Other comprehensive (loss):
 Foreign-currency translation         --          --        --        (2,288)        --           --     (2,288)
 Minimum pension liability
   (net of tax benefit of
   $149)                              --          --        --           260         --           --        260
Total comprehensive income            --          --        --            --         --           --     49,802
Cash dividends, $1.00 per
  share                               --          --   (29,307)           --         --           --    (29,307)
Purchase of treasury stock            --          --        --            --     (5,167)          --     (5,167)
Stock options and awards
  including related tax
  benefits                           266       1,761    (5,028)           --     10,005           --      7,004
Employee stock-purchase and
  -ownership plans                    --          --    (1,844)           --      5,992           --      4,148
Amortization of deferred
  compensation under
  restricted stock plans              --          --        --            --         --          674        674
---------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001           21,039      17,468   528,653       (23,651)   (23,564)      (1,248)   518,697
---------------------------------------------------------------------------------------------------------------



Net earnings                          --          --    23,345            --         --           --     23,345
Other comprehensive (loss):
 Foreign-currency translation         --          --        --        (9,131)        --           --     (9,131)
 Minimum pension liability
   (net of taxes of $449)             --          --        --          (712)        --           --       (712)
Total comprehensive income            --          --        --            --         --           --     13,502
Cash dividends, $0.875 per
  share                               --          --   (28,981)           --         --           --    (28,981)
Purchase of treasury stock            --          --        --            --     (1,293)          --     (1,293)
Stock options and awards
  including related tax
  benefits                            42       1,309    (2,577)           --      9,124       (2,294)     5,604
Employee stock-purchase and
  -ownership plans                     8         389    (1,540)           --      8,757           --      7,614
Amortization of deferred
  compensation under
  restricted stock plans              --          --        --            --         --          856        856
---------------------------------------------------------------------------------------------------------------
Balance, March 31, 2002          $21,089     $19,166  $518,900      $(33,494)   $(6,976)     $(2,686)  $515,999
===============================================================================================================

The notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES
------  -------------------------------

     Nature of operations: Modine Manufacturing Company (Modine)
     --------------------
is a leading global developer, manufacturer, and marketer of heat exchangers and systems for use in on-highway and off-highway OEM (original equipment manufacturer) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building, industrial, refrigeration, fuel cell, electronics, and telecommunications markets. Product lines include radiators and radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building-HVAC (heating, ventilating, and air-conditioning) equipment, and electronics cooling solutions.

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

     In April 2001, Modine completed the acquisition of Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Accordingly, the historical consolidated financial statements and accompanying notes have been restated to include Thermacore for all periods presented. Also see Note 10.

     Revenue Recognition: Sales revenue is recognized at the time of
     -------------------
product shipment to customers and appropriate provision is made for uncollectible accounts.

     Translation of foreign currencies: Assets and liabilities of
     ---------------------------------
foreign subsidiaries and equity investments are translated into U.S. dollars at year-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as an other comprehensive income
(loss) item, included in shareholders' equity. Foreign currency transaction gains or losses are included in net earnings.

     Forward exchange contracts: Foreign exchange options and forward
     --------------------------
contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

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

     Impairment of long-lived and intangible assets: When facts
     ----------------------------------------------
and circumstances indicate that the carrying value of long-lived assets, including intangibles, may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment is determined to exist, a write-down to market value or discounted cash flow is made and the impairment loss is recognized by a charge against current operations.

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

     Stock-based compensation: Stock-based compensation is
     ------------------------
recognized using the intrinsic value method. Accordingly, compensation cost for stock options is measured at the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Also see Note 20.

     Accounting Standards Changes and New Pronouncements: In
     ---------------------------------------------------
November 2000, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." This issue addresses several items including the disclosure of the classification of shipping and handling costs if these costs are not included as part of cost of sales. Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment, as part of selling, general and administrative expenses on the Consolidated Statements of Earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2002, 2001, and 2000, these shipping and handling costs were $10,303,000, $12,202,000, and $13,043,000, respectively.

     On April 1, 2001 Modine adopted Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains, or losses depends on the intended use of the derivative and its resulting designation.
No adjustments to the fiscal 2002 financial statements were necessary upon adoption of this statement.

     SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," were issued in June 2001. SFAS No. 141 and SFAS No. 142 are effective for Modine beginning April 1, 2002. Under these new standards, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Depreciation and amortization includes goodwill amortization of $5,523,000 in fiscal 2002 which will be discontinued in fiscal 2003 upon adoption of SFAS No. 142. Modine is in the process of performing the required impairment tests of goodwill and intangible assets as of April 1, 2002, and does not expect any material write-offs upon implementation of this standard.

     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective beginning April 1, 2002. SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. Adoption is not expected to result in any material effects on Modine's financial statements.

     Reclassifications: Certain prior-year amounts have been
     -----------------
reclassified to conform with the current-year presentation.

NOTE 2  RESEARCH AND DEVELOPMENT COSTS
------  ------------------------------

     Research and development costs charged to operations totaled $29,877,000 in fiscal 2002, $28,059,000 in fiscal 2001, and $23,011,000 in fiscal 2000.

NOTE 3  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
------  ----------------------------------------------

     Pensions: Modine has several noncontributory, defined-
     --------
benefit, pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Funding policy for domestic qualified plans is to contribute annually, not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income-tax purposes. Plan assets principally consist of equity and fixed-income securities. As of March 31, 2002 and 2001, the plans held 993,000 and 993,000 shares, respectively, of Modine common stock.

     Modine's foreign subsidiaries have defined-benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels. Funding is limited to statutory requirements. In fiscal 2002, Modine changed the pension valuation date to December 31.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $20,232,000, $19,360,000, and $6,314,000, respectively, as of March 31, 2002, and $16,128,000, $13,758,000, and $435,000, respectively, as of March 31,
2001.

     Modine has several defined-contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide company matching under various formulas. The cost of Modine's contributions to the plans (including retirement plans discussed in Note 20) for fiscal 2002, 2001, and 2000 were $3,300,000, $6,780,000, and $7,862,000, respectively.

     Other postretirement plans: Modine and certain of its
     --------------------------
domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine's liability (a "cap") was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200 percent of Modine's then-current cost. These changes reduced the accrued obligation and the reduction is being amortized as a component of the benefit cost.

     The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as follows:

                                                             (In thousands)
-----------------------------------------------------------------------------
                                                                Other
                                           Pensions         postretirement
                                   ------------------------------------------
Years ended March 31                   2002       2001       2002       2001
=============================================================================
Change in benefit obligation:
 Benefit obligation at
   beginning of year               $163,905   $152,034   $ 24,774   $ 23,135
 Service cost                         5,655      5,653        407        312
 Interest cost                       11,771     11,257      2,179      1,777
 Plan amendments                      1,776        171         --         --
 Actuarial (gain)/loss               (4,639)     1,569      5,394      1,558
 Benefits paid                       (6,744)    (6,562)    (2,753)    (2,421)
 Settlement                              --        458         --         --
 Contributions by plan
   participants                          --         --        521        413
 Currency-translation adjustment       (610)      (675)        --         --
-----------------------------------------------------------------------------
  Benefit obligation at
    end of year                    $171,114   $163,905   $ 30,522   $ 24,774
-----------------------------------------------------------------------------
Change in plan assets:
 Fair value of plan assets at
   beginning of year               $207,458   $196,334   $     --   $     --
 Actual return on plan assets        (4,779)    13,801         --         --
 Employer contributions               3,886      3,958      2,232      2,008
 Contributions by plan
   participants                          --         --        521        413
 Benefits paid                       (6,744)    (6,562)    (2,753)    (2,421)
 Currency-translation adjustment         49        (73)        --         --
-----------------------------------------------------------------------------
  Fair value of plan assets
    at end of year                 $199,870   $207,458   $     --   $     --
-----------------------------------------------------------------------------
Funded status:
 Funded status at end of year      $ 28,756   $ 43,553   $(30,522)  $(24,774)
 Unrecognized net loss               21,879      2,400      5,956        867
 Unrecognized prior service cost      3,391      2,756     (1,166)    (1,629)
 Unrecognized net transition
   obligation                           153        317         --         --
-----------------------------------------------------------------------------
  Net amount recognized            $ 54,179   $ 49,026   $(25,732)  $(25,536)
-----------------------------------------------------------------------------
Amounts recognized in the
  balance sheet consist of:
 Prepaid benefit cost              $ 66,621   $ 62,371   $     --   $     --
 Accrued benefit liability          (13,804)   (14,265)   (25,732)   (25,536)
 Intangible asset                        73        537         --         --
 Accumulated other comprehensive
   income                             1,289        383         --         --
-----------------------------------------------------------------------------
  Net amount recognized            $ 54,179   $ 49,026   $(25,732)  $(25,536)
-----------------------------------------------------------------------------

     Costs for Modine's pension and other postretirement benefit plans include the following components:

                                                              (In thousands)
----------------------------------------------------------------------------
Years ended March 31                              2002 2001 2000
----------------------------------------------------------------------------
Pensions:
Components of net periodic
  benefit cost (gain):
 Service cost                              $  5,655    $  5,653    $  5,875
 Interest cost                               11,771      11,257      10,630
 Expected return on plan assets             (19,712)    (18,649)    (17,567)
 Amortization of:
  Unrecognized net loss (gain)                   53         (18)         95
  Unrecognized prior service cost               504         371         380
  Unrecognized net obligation                   122         125          93
 Adjustment for settlement/curtailment          881         660         574
----------------------------------------------------------------------------
   Net periodic benefit cost (gain)        $   (726)   $   (601)   $     80
----------------------------------------------------------------------------
Other postretirement plans:
Components of net periodic
  benefit cost:
 Service cost                              $    407    $    312    $    374
 Interest cost                                2,179       1,777       1,629
 Amortization of:
  Unrecognized net loss (gain)                  305         (46)        (46)
  Unrecognized prior service cost              (462)       (462)       (473)
----------------------------------------------------------------------------
   Net periodic benefit cost               $  2,429    $  1,581    $  1,484
----------------------------------------------------------------------------

     The following weighted-average assumptions were used to determine Modine's obligation under the plans:

-----------------------------------------------------------------------------
Years ended March 31                     2002                   2001
                                 --------------------------------------------
                                               Foreign                Foreign
                                  U.S. plans     plans   U.S. plans     plans
-----------------------------------------------------------------------------
Pensions:
Discount rate                         7.5%       7.2%        7.5%       7.5%
Expected return on plan assets        9.0%      11.3%        9.0%      13.8%
Rate of compensation increase         4.0%       3.1%        4.0%       3.2%
Other postretirement plans:
Discount rate                         7.5%                   7.5%
Rate of compensation increase         4.0%                   4.0%
-----------------------------------------------------------------------------

     With regards to the postretirement plans, for measurement purposes, a 10 percent healthcare cost trend rate was assumed for fiscal year 2002 for pre-65 benefits and for post-65 benefits.

     Assumed healthcare cost trend rates affect the amounts reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

                                                            (In thousands)
--------------------------------------------------------------------------
                                                     One percentage point
                                                     ---------------------
Year ended March 31, 2002                            increase    decrease
--------------------------------------------------------------------------
Effect on total of service and interest cost          $  104     $   (99)
Effect on post-retirement benefit obligation           1,383      (1,313)
--------------------------------------------------------------------------

NOTE 4  LEASES
------  ------

     Modine leases various facilities and equipment. Rental expense under operating leases totaled $13,909,000 in fiscal 2002, $13,826,000 in fiscal 2001, and $15,385,000 in fiscal 2000.

     Future minimum rental commitments at March 31, 2002, under noncancelable operating leases were:
                                                    (In thousands)
-------------------------------------------------------------------
Years ending March 31
-------------------------------------------------------------------
2003             $8,342                2006             $ 2,411
2004              5,773                2007               2,030
2005              3,877     2008 and beyond               2,709
-------------------------------------------------------------------
   Total future minimum rental commitments              $25,142
-------------------------------------------------------------------

NOTE 5  INCOME TAXES
------  ------------

     The U.S. and foreign components of earnings before income taxes and the income tax expense consist of:

                                                            (In thousands)
--------------------------------------------------------------------------
Years ended March 31                             2002      2001      2000
--------------------------------------------------------------------------
Components of earnings before income taxes:
 United States                                $23,882   $62,100   $71,431
 Foreign                                       16,228    22,963    25,283
--------------------------------------------------------------------------
   Total earnings before income taxes         $40,110   $85,063   $96,714
--------------------------------------------------------------------------
Income tax expense:
 Federal:
  Current                                     $ 5,488   $ 9,954   $21,040
  Deferred                                      2,401     6,674     2,540
 State:
  Current                                         718     1,281     3,318
  Deferred                                        251       729       539
 Foreign:
  Current                                       8,640    12,221     8,392
  Deferred                                       (733)    2,374    (5,447)
--------------------------------------------------------------------------
   Totals charged to earnings                 $16,765   $33,233   $30,382
--------------------------------------------------------------------------

     Income tax expense attributable to earnings before income taxes differed from the amounts computed by applying the statutory U.S. federal income tax rate as a result of the following:

----------------------------------------------------------------------
Years ended March 31                       2002      2001      2000
----------------------------------------------------------------------
Statutory federal tax                      35.0%     35.0%     35.0%
State taxes, net of federal benefit         1.9       1.7       2.8
Goodwill amortization                       3.1       1.0       0.9
Nondeductible acquisition costs             2.4        --        --
Taxes on non-U.S. earnings and losses      (1.4)     (0.2)     (7.9)
Other                                       0.8       1.6       0.6
----------------------------------------------------------------------
   Effective tax rate                      41.8%     39.1%     31.4%
----------------------------------------------------------------------

     The significant components of deferred income tax expense attributable to earnings before income taxes are as follows:

                                                        (In thousands)
------------------------------------------------------------------------
Years ended March 31                         2002      2001      2000
------------------------------------------------------------------------
Pensions                                   $2,028    $1,876    $ 1,707
Depreciation                                2,781     3,322      3,622
Inventories                                  (595)    1,148       (575)
Employee benefits                           1,910      (131)       679
Restructuring costs                        (1,679)       --         --
Benefit of tax losses                      (1,098)   (1,507)    (7,185)
Other                                      (1,428)    5,069       (616)
------------------------------------------------------------------------
   Totals charged to earnings              $1,919    $9,777    $(2,368)
------------------------------------------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                        (In thousands)
------------------------------------------------------------------------
March 31                                                2002      2001
------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable                                 $   892   $   599
 Inventories                                           5,134     4,671
 Plant and equipment                                     995     1,104
 Employee benefits                                    17,770    19,450
 Net operating loss and tax credit carry forwards      8,395     7,781
 Restructuring costs                                   1,673        --
 Other                                                 8,455     6,979
                                                     -----------------
   Total gross deferred assets                        43,314    40,584
   Less valuation allowance                              557       592
                                                     -----------------
   Net deferred tax assets                            42,757    39,992
                                                     -----------------
Deferred tax liabilities:
 Pension                                              26,115    24,422
 Plant and equipment                                  21,438    18,886
 Other                                                 3,337     3,195
                                                     -----------------
   Total gross deferred tax liabilities               50,890    46,503
------------------------------------------------------------------------
   Net deferred tax (liability)/asset                $(8,133)  $(6,511)
------------------------------------------------------------------------

     The valuation allowance for deferred tax assets as of April 1, 2001, was $592,000. The valuation allowance decreased by $35,000 during the year and relates primarily to certain, foreign, net operating loss carryforward activities.

     At March 31, 2002, the company had tax loss carryforwards of $24,024,000 existing in jurisdictions outside of the United States. If not utilized against taxable income, the tax losses will expire as follows:

                                                  (In thousands)
----------------------------------------------------------------
Years ending March 31
----------------------------------------------------------------
2004           $  761                2008               $   969
2005            2,165                2009                   207
2006            1,902                No expiration date  16,573
2007            1,447
----------------------------------------------------------------

     As of March 31, 2002, Modine has provided $321,000 of U.S.
tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $141,398,000 and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

NOTE 6  EARNINGS PER SHARE
------  ------------------

     The computational components of basic and diluted earnings per share are as follows:

                                    (In thousands, except per-share amounts)
-----------------------------------------------------------------------------
Years ended March 31                                2002      2001      2000
-----------------------------------------------------------------------------
Net earnings per share of common stock:
 Basic                                             $0.70     $1.62     $2.05
 Assuming dilution                                  0.70      1.58      2.01
Numerator:
 Net earnings available to
   common shareholders                           $23,345   $51,830   $66,332
Denominator:
 Weighted average shares outstanding - basic      33,132    32,258    32,362
 Effect of dilutive securities - options             274       601       701
                                                 ----------------------------
 Weighted average shares
   outstanding - assuming dilution                33,406    32,859    33,063
There were outstanding options to purchase
common stock excluded from the dilutive
calculation because their prices exceeded
the average market price for the earnings
statement periods as follows:
Average market price per share                    $25.65    $25.19    $27.03
Number of shares                                   1,246     1,438     1,169
-----------------------------------------------------------------------------

NOTE 7  CASH AND CASH EQUIVALENTS
------  -------------------------

     Under Modine's cash management system, certain cash balances reflect credit balances to the extent that checks written have not yet been presented for payment. These credit balances, included in accounts payable, were approximately $8,398,000, $8,571,000, and $7,699,000 at March 31, 2002, 2001, and 2000, respectively.

     All the short-term investments at March 31, 2002, 2001, and 2000, were of an initial duration of less than three months and were treated as cash equivalents, which approximate fair value.

NOTE 8  INVENTORIES
------  -----------

     Inventories include:

                                                        (In thousands)
-----------------------------------------------------------------------
March 31                                           2002       2001
-----------------------------------------------------------------------
Raw materials                                  $ 25,370   $ 32,774
Work in process                                  31,673     37,321
Finished goods                                   64,620     83,001
-----------------------------------------------------------------------
   Total inventories                           $121,663   $153,096
-----------------------------------------------------------------------

NOTE 9  PROPERTY, PLANT, AND EQUIPMENT
------  ------------------------------

     Property, plant, and equipment is composed of:
                                                      (In thousands)
------------------------------------------------------------------------
March 31                       Depreciable lives        2002      2001
------------------------------------------------------------------------
Land                                          --    $  7,384  $  7,733
Buildings and improvements           10-40 years     196,663   170,586
Machinery and equipment               3-12 years     399,161   367,830
Office equipment                      3-14 years      69,462    60,472
Transportation equipment               3-7 years       9,442    15,508
Construction in progress                      --      20,783    74,934
                                                    ------------------
                                                     702,895   697,063
Less accumulated depreciation                        362,507   330,209
------------------------------------------------------------------------
   Net property, plant, and equipment               $340,388  $366,854
------------------------------------------------------------------------

     Depreciation expense was $53,587,000, $44,359,000, and $40,640,000 for the fiscal years ended 2002, 2001, and 2000, respectively.

NOTE 10  ACQUISITIONS AND EQUITY INVESTMENTS
-------  -----------------------------------

     On April 27, 2001, Modine acquired Thermacore International, Inc. (Thermacore) in a business combination accounted for as a pooling of interests. Thermacore, which produces advanced cooling solutions for equipment in the computer, telecommunications, medical, aerospace, networking and power-semiconductor markets, became a wholly owned subsidiary of Modine through the initial exchange of approximately 3,327,000 shares of Modine common stock for all the outstanding common and preferred stock of Thermacore International, Inc. In addition, approximately 294,000 shares of Modine common stock were allocated to cover outstanding Thermacore stock options, which were converted to Modine stock options as part of the transaction. The accompanying financial statements are based upon the assumption that the companies were combined for fiscal 2002, and the financial statements of prior periods have been restated to give effect to the combination. Prior to the date of the combination, there were no business transactions between Modine and Thermacore. No significant adjustments have been made to conform the accounting policies of the companies. No adjustments to retained earnings were required to conform Thermacore to Modine's March 31 year-end. Previously reported results of operations have been consolidated by combining quarterly operating results reported by Thermacore for the periods April 1, 1999 - March 31, 2000 and April 1, 2000 - March 31, 2001.

     Summarized results of operations of the separate companies for the period prior to acquisition, April 1, 2001 through April 27, 2001 and included in fiscal 2002 operations are as follows:
                                                 (In thousands)
----------------------------------------------------------------
April 1-27, 2001                           Modine    Thermacore
Net sales                                 $86,065       $ 3,496
Net earnings (loss)                         3,368       (1,655)
----------------------------------------------------------------

     Included in the operating results shown for April of 2001 are $351,000 and $2,209,000 in after-tax acquisition costs recorded for Modine and Thermacore, respectively.

     Following is a reconciliation of the accounts of net sales and net earnings previously reported for the twelve-month periods ended March 31, 2001 and March 31, 2000 with the restated amounts.

                                                     (In thousands)
--------------------------------------------------------------------
Twelve Months ended March 31                    2001           2000
--------------------------------------------------------------------
Net sales:
 Modine                                   $1,065,395     $1,139,269
 Thermacore                                   56,004         35,687
--------------------------------------------------------------------
   Combined                               $1,121,399     $1,174,956
--------------------------------------------------------------------
Net earnings:
 Modine                                   $   47,605     $   65,403
 Thermacore                                    4,225            929
--------------------------------------------------------------------
   Combined                               $   51,830     $   66,332
--------------------------------------------------------------------

     In June of 2000, Modine purchased the remaining 50-percent share of Daikin-Modine, Inc., from its joint venture partner, Daikin Industries, Ltd. The joint venture was established in June of 1998 to develop, manufacture, and market commercial, unitary, air-conditioning systems. Investment capital provided by Modine in fiscal 2000 totaled $2,700,000. The purchase of the remaining
50 percent interest for $200,000 resulted in a "bargain purchase" and, as such, the value of the acquired property, plant, and equipment was reduced proportionately by the amount of the bargain element. The value of the assets acquired, after giving effect to the bargain element and excluding cash acquired of $449,000, was $1,186,000. Liabilities assumed in the transaction were $1,346,000. Net cash received from the acquisition was $249,000. The continuing operation has been integrated into Modine's Commercial HVAC&R Division and its operating results reported in the Distributed Products reporting segment since the purchase of the remaining 50 percent share. This investment, accounted for as a purchase transaction, did not have a material effect on the consolidated results of operations and, accordingly, pro-forma information is not presented.

NOTE 11  RESTRUCTURING AND PLANT CLOSURES
-------  --------------------------------

     In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its operations. This restructuring plan includes the closure of three manufacturing plants in North America located in LaPorte, Indiana; Knoxville, Tennessee; and St. Paul, Minnesota. The manufacturing facilities located in LaPorte and Knoxville currently produce products for customers in the company's heavy-duty and industrial markets. The facility located in St. Paul manufactures products for the company's HVAC market. Modine is relocating the production of the majority of the products previously made in these facilities to other company locations. It is however ceasing the production of air turnover units, building evaporator units, and indirect fired heating units previously produced at the St. Paul facility and also rationalizing certain customer relationships as part of the restructuring process. Separate personnel reductions were also initiated as part of the restructuring plan at three other U. S. facilities located in Harrodsburg, Kentucky; Trenton, Missouri; and the corporate headquarters in Racine, Wisconsin. Included in the European portion of the restructuring plan is a plant closure taking place in Bernhausen, Germany and personnel reductions at the company's manufacturing facility in Granada, Spain. Modine will be exiting the assembly of air conditioning equipment, previously performed at the Bernhausen facility, for off-highway equipment manufacturers as part of the restructuring. Personnel reductions and final phase out of the named manufacturing facilities have occurred, or are expected to occur, over the next nine months.

     Anticipated staff reductions, as originally estimated in the third quarter, were determined to be approximately 400 employees.
The planned reductions included 300 employees in the U.S. and 100 employees in Europe. In the fourth quarter, this estimate was revised downward by approximately 62 employees in Europe and eight employees in the U.S. These personnel were relocated to other company facilities or left the company prior to receiving separation benefits. As a result, anticipated termination costs of $5,938,000 established in the third quarter were reduced by $932,000 in Europe and $61,000 in the U.S. Of the total number of employees affected, 65 employees were terminated as of the end of the fiscal year and thus far have received benefit payments of $903,000.

     In addition to the costs of terminating employees, the other principal costs of the restructuring plan include the $1,043,000 write-off of goodwill associated with the St. Paul facility, post-closing operating expenses for the facilities to be sold in LaPorte, Knoxville, and St. Paul, and other disposal costs. In total, these costs are approximately $2,569,000.

     The following table displays the components of the accrued restructuring liability:

                                                     (In thousands)
-------------------------------------------------------------------
                                                          2002
-------------------------------------------------------------------
Termination Benefits:
 Balance at November 1, 2001                            $5,938
 Adjustments                                              (993)
 Payments                                                 (903)
-------------------------------------------------------------------
   Balance at March 31, 2002                            $4,042
-------------------------------------------------------------------
Other Restructuring Charges:
 Balance at November 1, 2001                            $2,569
 Non-cash Goodwill Impairment                           (1,043)
 Payments                                                   --
-------------------------------------------------------------------
   Balance at March 31, 2002                            $1,526
-------------------------------------------------------------------

     In addition to the restructuring costs, other closure-related and business rationalization costs recorded in the year were $881,000 in pension curtailment costs for the LaPorte and Knoxville facilities, $1,397,000 in accelerated depreciation in conjunction with the reduction of the useful lives of assets at the facilities to be closed, and $515,000 of inventory identified as obsolete. Other one-time items recorded in the year included a $1,851,000 asset impairment identified at one of the company's foreign facilities, consisting of a $804,000 reduction in the value of fixed assets, a $768,000 write-down of the inventory value and a $279,000 write-off of goodwill. Also recorded during the year was the write-down of the unitary air conditioning product line marketed by the company's HVAC division, consisting of $455,000 in obsolete inventory and $221,000 in fixed asset impairments. In addition, miscellaneous shut-down related costs of $110,000 have been incurred by the North American facilities.

     The following table provides a summary of restructuring and one-time closure/business rationalization costs recorded:
                                                        (In thousands)
----------------------------------------------------------------------
Year Ended March 31                                            2002
----------------------------------------------------------------------
Restructuring Charges:
 Employee severance and related benefits                    $ 4,971
 Goodwill impairment                                          1,043
 Post-closing operating expenses                                845
 Other disposal costs                                           681
                                                            -------
   Total restructuring costs                                  7,540
                                                            -------
Other Closure Costs:
 Assets impairments                                           2,072
 Depreciation (change in useful lives)                        1,397
 Pension curtailment costs                                      881
 Obsolete inventory charges                                     970
 Miscellaneous other closure costs                              110
                                                            -------
   Total other closure costs                                  5,430
----------------------------------------------------------------------
   Total restructuring and other closure costs              $12,970
----------------------------------------------------------------------

NOTE 12  INTANGIBLE ASSETS
-------  -----------------

     Intangible assets include:
                                                         (In thousands)
-----------------------------------------------------------------------
March 31                                               2002       2001
-----------------------------------------------------------------------
Goodwill                                            $85,984   $ 90,362
Patents and product technology                        3,951      6,901
Other intangibles                                     2,456      2,925
                                                    -------------------
                                                     92,391    100,188
Less accumulated amortization                        37,337     35,302
-----------------------------------------------------------------------
   Net intangible assets                            $55,054   $ 64,886
-----------------------------------------------------------------------

     Amortization expense for intangible assets was $9,065,000, $6,875,000, and $8,488,000 for the fiscal years ended 2002,
2001, and 2000, respectively.

NOTE 13  DEFERRED CHARGES AND OTHER NONCURRENT ASSETS
-------  --------------------------------------------

     Deferred charges and other noncurrent assets include:

                                                        (In thousands)
----------------------------------------------------------------------
March 31                                              2002      2001
----------------------------------------------------------------------
Prepaid pension costs -
  qualified and nonqualified plans                 $66,622   $62,496
Other noncurrent assets                             10,029     8,501
----------------------------------------------------------------------
   Total deferred charges and other
     noncurrent assets                             $76,651   $70,997
----------------------------------------------------------------------

NOTE 14  INDEBTEDNESS
-------  ------------

     Long-term debt at March 31, 2002 and 2001, includes:

                                                     (Dollars in thousands)
----------------------------------------------------------------------------
                                Interest rate     Fiscal
                                percentage at    year of
Type of issue                  March 31, 2002   maturity      2002      2001
----------------------------------------------------------------------------
Denominated in U.S. dollars:
 Fixed rate -
  Notes                             5.00-8.87  2003-2004  $ 10,877  $ 14,938
   Weighted average interest rate        5.09
  Revenue bonds                          7.50       2003        50       400
 Variable rate -
  Note                                   2.33       2006    25,000    15,161
  Revenue bonds                          1.70       2008     3,000     3,000
Denominated in foreign currency:
 Fixed rate -
  Notes and other debt              3.25-6.08  2004-2012    63,409    56,209
   Weighted average interest rate        5.45
 Variable rate -
  Notes and other debt               .29-7.25  2003-2010    47,348    65,937
   Weighted average interest rate        3.42
                                                          ------------------
                                                           149,684   155,645
Less current portion                                        10,030    18,196
----------------------------------------------------------------------------
   Total                                                  $139,654  $137,449
----------------------------------------------------------------------------

     Certain of Modine's financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of treasury stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. Modine is in compliance with these covenants at March 31, 2002.

     The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the company for similar debt instruments of comparable maturities. At March 31, 2002 and 2001, the carrying value of Modine's long-term debt approximates fair value.

     Long-term debt matures as follows:

                                                      (In thousands)
---------------------------------------------------------------------
Years ending March 31
---------------------------------------------------------------------
2003             $10,030            2006              $110,244
2004              11,782            2007                 3,071
2005               2,578            2008 and beyond     11,979
---------------------------------------------------------------------

     Modine also maintains credit agreements with banks abroad. The foreign unused lines of credit at March 31, 2002, were approximately $16,588,000. Domestic unused lines of credit at March 31, 2002, were approximately $35,657,000. A maximum of $25,624,000 in short-term bank borrowings was outstanding during the year ended March 31, 2002. The weighted average interest rate on short-term borrowings was 5.05 percent at March 31, 2002, and 5.67 percent at March 31, 2001.

     Interest expense charged to earnings was as follows:

                                                      (In thousands)
---------------------------------------------------------------------
Years ended March 31                      2002      2001      2000
---------------------------------------------------------------------
Gross interest cost                     $8,013   $10,468   $10,426
Capitalized interest on major
  construction projects                   (220)   (1,684)   (1,513)
---------------------------------------------------------------------
   Interest expense                     $7,793   $ 8,784   $ 8,913
---------------------------------------------------------------------

     Subsequent to the fiscal year end, on April 17, 2002, Modine entered into a new $150,000,000 multi-currency, revolving credit facility with a syndicate of banks that will mature in April 2005. Initially, Modine borrowed $64,000,000 against this new facility, which was used to pay off existing debt. At the same time, Modine terminated credit facilities with two separate banks. The indebtedness incurred by the company under the credit facility is secured by a guarantee from all domestic subsidiaries and a pledge of 65 percent of the voting stock of material foreign subsidiaries. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA, minimum interest coverage ratio and minimum level of net worth. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine's option. Financing fees will be amortized over the life of the facility.

NOTE 15  FOREIGN EXCHANGE CONTRACTS/DERIVATIVES/HEDGES
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

     Modine periodically enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign currency denominated transactions. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine's operating income.
Modine's foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

     As of March 31, 2002 and 2001, the parent company had approximately $662,000 and $2,467,000, respectively, in outstanding forward foreign exchange contracts denominated in Euros. The difference between these contracts' values and the fair value of these instruments in the aggregate was not material. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 14.

NOTE 16  OTHER NONCURRENT LIABILITIES
-------  ----------------------------

     Other noncurrent liabilities include:

                                                          (In thousands)
------------------------------------------------------------------------
March 31                                             2002         2001
------------------------------------------------------------------------
Postretirement benefits other than pensions       $22,818      $22,966
Pensions                                           13,274       13,381
Other                                               4,668        2,562
------------------------------------------------------------------------
   Total other noncurrent liabilities             $40,760      $38,909
------------------------------------------------------------------------

NOTE 17  COMMON AND TREASURY STOCK
-------  -------------------------

     Following is a summary of common and treasury stock activity.

                                                              (In thousands)
----------------------------------------------------------------------------
                                                           Treasury stock
                                       Common stock            at cost
----------------------------------------------------------------------------
                                     shares    amount    shares      amount
----------------------------------------------------------------------------
Balance March 31, 1999               33,231   $20,769     (817)   $(28,198)
Purchase of treasury stock               --        --     (459)    (12,102)
Stock options and awards including
  related tax benefits                    6         4      124       3,719
Employee stock-purchase and
  -ownership plans                       --        --       71       2,187
----------------------------------------------------------------------------
Balance March 31, 2000               33,237    20,773   (1,081)    (34,394)
----------------------------------------------------------------------------
Purchase of treasury stock               --        --     (199)     (5,167)
Stock options and awards including
  related tax benefits                  426       266      296      10,005
Employee stock-purchase and
  -ownership plans                       --        --      172       5,992
----------------------------------------------------------------------------
Balance March 31, 2001               33,663    21,039     (812)    (23,564)
----------------------------------------------------------------------------
Purchase of treasury stock               --        --      (46)     (1,292)
Stock options and awards including
  related tax benefits                   68        42      296       9,124
Employee stock-purchase and
  ownership plans                        12         8      290       8,756
----------------------------------------------------------------------------
Balance March 31, 2002               33,743   $21,089     (272)   $ (6,976)
----------------------------------------------------------------------------

NOTE 18  SHAREHOLDER RIGHTS PLAN
-------  -----------------------

     Modine has a shareholder rights plan to protect against coercive takeover tactics. Under the plan, each share of Modine's common stock carries one right that entitles the holder to purchase a unit of 1/100 Preferred Series A Participating Stock at $95.00 per unit. The rights are not currently exercisable, but will become exercisable 10 days after a shareholder has acquired 20 percent or more, or has commenced a tender or exchange offer for 30 percent or more, of Modine's common stock. In the event of certain mergers, sales of assets, or self-dealing transactions involving a 20-percent-or-more shareholder, each right not owned by such 20-percent-or-more holder will be modified so that it will then be exercisable for common stock having a market value of twice the exercise price of the right. The rights are redeemable in whole by Modine, at a price of $0.0125 per right, at any time before 20 percent or more of Modine's common stock has been acquired. The rights expire on October 27, 2006, unless previously redeemed.

NOTE 19  ACCUMULATED OTHER COMPREHENSIVE (LOSS)
-----------------------------------------------

    The components of accumulated other comprehensive (loss), net of applicable income taxes, consist of:

                                                             (In thousands)
----------------------------------------------------------------------------
March 31       2002 2001
----------------------------------------------------------------------------
Unrealized foreign-currency-translation adjustments   $(32,489)  $(23,358)
Minimum pension-liability adjustments                   (1,005)      (293)
----------------------------------------------------------------------------
   Accumulated other comprehensive (loss)             $(33,494)  $(23,651)
----------------------------------------------------------------------------

NOTE 20  STOCK-RETIREMENT, OPTION, AND AWARD PLANS
-------  -----------------------------------------

     Retirement plans: Modine has adopted several, qualified,
     ----------------
defined-contribution, stock-purchase plans; 401(k) plans;
and a nonqualified, deferred-compensation plan for certain, designated employees. The stock purchase plans permitted employees to make monthly investments at current market prices based on a specified percentage of compensation. As of December 31, 1998, the stock-purchase plans were frozen and no additional contributions were made. Effective
December 31, 2001, the stock plans were merged into one plan and on January 1, 2002, the plan was converted into an employee stock ownership plan (ESOP). The plan continues to earn dividends, which may be received in cash, beginning in April of 2002, or reinvested in Modine common stock. Beginning in March of 2002, employees under age 59 1/2 can diversify 25 percent of their stock held in the ESOP and transfer this portion to the 401(k) plan investments. Employees over 59 1/2 can diversify 100 percent of their holdings in the ESOP. The 401(k) plans and deferred-compensation plan allow employees to choose among various investment alternatives, including Modine common stock. Modine matches a portion of the employees' contribution, primarily in Modine common stock. During fiscal 2002, the company merged several of the 401(k) plans, eliminated the after-tax contribution plan at Climate Systems, a wholly owned Modine subsidiary, and converted the Thermacore and Climate Systems company match to Modine common stock.

     Activity in the plans for fiscal 2002, 2001, and 2000 resulted in the purchase of 302,000, 468,000, and 487,000 shares of Modine common stock, respectively. These purchases were made from the employee pension plan trusts, private purchases, and treasury shares. It is anticipated that future purchases will be made from all three sources at the discretion of the plans' administrative committees. Costs of Modine's contributions to the plans for fiscal 2002, 2001, and 2000 were $3,137,000, $6,237,000, and $7,288,000, respectively.

     Stock option and award plans: In July, 1985 and 1994,
     ----------------------------
shareholders approved plans providing for the granting of options to officers, other key employees, and to nonemployee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for nonemployee directors was terminated and replaced with a new plan approved by the Board of Directors.
This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of 2001, 294,000 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling transactions. Options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25% per year after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Options granted under the 1985 and 1994 Modine plans, which vest immediately, are either nonqualified or incentive stock options and carry a price equal to the market price on the date of grant. Both incentive stock options and nonqualified stock options terminate 10 years after date of grant.

     The 1985 and 1994 Incentive Stock Plans also provide for the granting of stock awards. Restricted stock awards were granted for 82,500 and 39,000 shares in fiscal 2002 and 2000, respectively. No restricted stock awards were granted in fiscal 2001. Shares are awarded at no cost to the employee and are placed in escrow until certain employment restrictions lapse. The value of shares awarded is amortized over the five-to-six year restriction period. The value of the Thermacore stock awards, which were converted to Modine shares as part of the pooling transaction, is also in escrow until certain employment restrictions lapse. These awards are being amortized over a four year to four and one-half year period. The amounts charged to operations in fiscal 2002, 2001, and 2000 were $856,000, $674,000, and $1,252,000, respectively.

     Following is a summary of incentive and nonqualified option activity under the plans.

----------------------------------------------------------------------
                                    Shares       Weighted-average
                             in thousands)   exercise price per share
----------------------------------------------------------------------
Outstanding March 31, 1999           2,798                     $21.28
----------------------------------------------------------------------
 Granted                               423                      22.86
 Exercised                             (91)                     10.21
 Forfeitures                           (12)                      9.53
----------------------------------------------------------------------
Outstanding March 31, 2000           3,118                      21.86
----------------------------------------------------------------------
 Granted                               434                      22.64
 Exercised                            (723)                      9.60
 Forfeitures                           (74)                     23.58
----------------------------------------------------------------------
Outstanding March 31, 2001           2,755                      25.15
----------------------------------------------------------------------
 Granted                               571                      23.44
 Exercised                            (289)                     16.73
 Forfeitures                           (27)                     29.25
----------------------------------------------------------------------
Outstanding March 31, 2002           3,010                     $25.60
----------------------------------------------------------------------

     Options outstanding and exercisable as of March 31, 2002:

-----------------------------------------------------------------------------
                                Weighted-    Weighted-average
                                  average  exercise price per          Shares
Range of exercise prices   remaining life               share  (in thousands)
-----------------------------------------------------------------------------
$ 4.93 - 14.99                       7.07              $10.18             225
 15.00 - 24.99                       7.36               22.26           1,043
 25.00 - 34.99                       5.55               29.58           1,742
-----------------------------------------------------------------------------
Total outstanding and
  exercisable                                          $25.60           3,010
-----------------------------------------------------------------------------

     A further 703,000 shares were available for the granting of additional options or awards at March 31, 2002.

     Modine continues to account for its stock options using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Since the exercise price of the options that have been awarded was equal to the market price on the date of the grant, no compensation expense was required to be recognized. If the fair-value based method of accounting for the 2002, 2001, and 2000 stock option grants had been applied in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," Modine's net earnings and net earnings per share would have been reduced as summarized below:

                                 (In thousands, except per-share amounts)
-------------------------------------------------------------------------
Years ended March 31     2002 2001      2000
-------------------------------------------------------------------------
Net earnings as reported                      $23,345   $51,830   $66,332
Net earnings pro forma                         19,101    48,489    62,583
Net earnings per share (basic) as reported      $0.70     $1.61     $2.05
Net earnings per share (basic) pro forma         0.57      1.51      1.93
-------------------------------------------------------------------------

     The following assumptions were used to compute the fair value of the option grants in fiscal 2002, 2001, and 2000 using the Black-Scholes option-pricing model: a risk-free interest rate of 4.2-4.7 percent, 4.9-6.7 percent, and 5.8-6.7 percent, respectively, stock volatility of 33.1-38.3 percent, 28.5-33.3 percent, and 26.9-28.8 percent, respectively, a dividend yield of 2.8-3.1 percent, 2.5-2.8 percent, and 2.4-2.5 percent, respectively, and an expected option life of six years, five and one-half years, and five years, respectively.

NOTE 21  SEGMENT AND GEOGRAPHIC INFORMATION
-------  ----------------------------------

     Modine's product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building HVAC original equipment and replacement markets and the electronics cooling markets. Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment, which provides heat-transfer products, generally from business units in North America, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial and commercial equipment manufacturers, located primarily in North America; 2) Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building HVAC market, from business units located in North America and Europe and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe, and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine's segments is individually managed and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the company's various businesses. Modine evaluates segment performance based on operating income and the return on capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

     Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine's consolidated financial statements and related notes.

     Segment data: In the first quarter of fiscal 2002, Modine
     ------------
acquired Thermacore International, Inc. in a business combination accounted for as a pooling of interests. Thermacore activity is included in the Distributed Products segment for all years being reported in the accompanying tables. Two additional changes made by management in the first quarter of fiscal 2002 were to relocate the Goch, Germany facility previously reported in the Original
Equipment segment to the European Operations segment and the Emporia, Kansas facility previously reported in the Distributed Products segment to the Original Equipment segment. These revisions were made to align the plants with the current management reporting structure. The corresponding prior years' data has been restated to reflect the effects of these changes.

                                                            (In thousands)
----------------------------------------------------------------------------
Years ended March 31                           2002        2001        2000
----------------------------------------------------------------------------
Sales:
 Original Equipment                      $  456,994  $  467,289  $  526,131
 Distributed Products                       381,309     424,981     437,152
 European Operations                        302,407     304,995     299,599
                                         ----------------------------------
  Segment sales                           1,140,710   1,197,265   1,262,882
 Eliminations                               (65,950)    (75,866)    (87,926)
----------------------------------------------------------------------------
Total net sales                          $1,074,760  $1,121,399  $1,174,956
----------------------------------------------------------------------------
Operating income:
 Original Equipment                      $   66,237  $   82,190  $  102,290
 Distributed Products                         9,947      23,748      37,062
 European Operations                         23,331      30,959      23,764
                                         -----------------------------------
  Segment operating income                   99,515     136,897     163,116
 Corporate & administrative expenses        (64,462)    (68,292)    (62,303)
 Eliminations                                   143         131          81
 Other items not allocated to segments        4,914      16,327      (4,180)
----------------------------------------------------------------------------
  Earnings before income taxes           $   40,110  $   85,063  $   96,714
---------------------------------------------------------------------------

     Intersegment sales are accounted for based on an established markup over production costs.

     Operating income for the reportable segments excludes all general corporate and administrative expenses except for certain expenses allocated for use of the company aircraft, technical center, and general building use. Functions included in corporate and administrative expenses include: certain research and development costs, the engine products development group, information technology, quality assurance, legal, finance, human resources, environmental, amortization of goodwill from acquisitions that benefit the entire company, and other general corporate expenses.

     Other items not allocated to segments include patent settlements and running royalties, interest income and expenses, equity in the earnings of affiliates, gain on the sale of one of the company's aircraft and dividend income.

                                                                (In thousands)
------------------------------------------------------------------------------
Years ended March 31                                 2002      2001      2000
------------------------------------------------------------------------------
Assets:
 Original Equipment                              $211,209  $201,906  $218,247
 Distributed Products                             222,267   260,439   267,876
 European Operations                              210,117   214,186   199,547
 Corporate & administrative                       276,749   274,575   264,658
 Eliminations                                     (17,298)  (13,935)   (7,920)
------------------------------------------------------------------------------
   Total assets                                  $903,044  $937,171  $942,408
------------------------------------------------------------------------------
Capital expenditures:
 Original Equipment                              $ 40,616  $ 15,139  $ 20,253
 Distributed Products                               6,662    11,316    13,570
 European Operations                               21,923    28,159    33,206
 Corporate & administrative                       (33,438)   18,276    26,272
 Eliminations                                          --        --       (89)
------------------------------------------------------------------------------
   Total capital expenditures                    $ 35,763  $ 72,890  $ 93,212
------------------------------------------------------------------------------
Depreciation and amortization expense:
 Original Equipment                              $ 21,946  $ 15,167  $ 17,070
 Distributed Products                              14,435    11,990    11,294
 European Operations                               12,745    11,569    11,213
 Corporate & administrative                        14,517    13,323    10,955
 Eliminations                                        (135)     (141)     (152)
------------------------------------------------------------------------------
   Total depreciation and amortization expense   $ 63,508  $ 51,908  $ 50,380
------------------------------------------------------------------------------

     Corporate assets include: cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, and significant long-lived assets. Eliminations consist primarily of intracompany loans and receivables.

     Eliminations of capital expenditures are primarily due to sales between segments in excess of book value.

     Geographic data:
     ---------------
                                                             (In thousands)
---------------------------------------------------------------------------
Years ended March 31     2002 2001 2000
---------------------------------------------------------------------------
Sales to unaffiliated customers
  from company facilities located in:
 United States                           $  688,676  $  730,229  $  786,658
 Germany                                    222,322     221,642     212,474
 Other countries                            163,762     169,528     175,824
----------------------------------------------------------------------------
   Net sales                             $1,074,760  $1,121,399  $1,174,956
----------------------------------------------------------------------------
Long-lived assets:
 United States                           $  351,641  $  383,909  $  375,306
 Germany                                     86,578      85,092      71,372
 Other countries                             59,523      60,913      66,622
 Eliminations                                  (668)       (774)       (898)
----------------------------------------------------------------------------
   Total long-lived assets               $  497,074  $  529,140  $  512,402
----------------------------------------------------------------------------

     Net sales are attributed to countries based on the location of the selling unit.

     Long-lived assets are primarily physical property, plant, and equipment, but also include investments, intangibles, and other long-term assets. Eliminations are primarily intracompany loans and sales of property, plant, and equipment.

     Major Customers: European Operations and Original-Equipment
     ---------------
segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 10.5 percent and 10.8 percent of total company revenues in fiscal 2002 and fiscal 2001, respectively. In fiscal 2000, no single customer accounted for more than 10 percent of revenues.

NOTE 22  LITIGATION AND CONTINGENCIES
-------  ----------------------------

     The Mitsubishi and Showa Litigation: Over the last 10 years,
     -----------------------------------
Modine and Showa Aluminum Corporation (and Mitsubishi Motors in some cases) have instituted various lawsuits and legal proceedings against each other pertaining to Modine's PF (Parallel Flow) Technology and Showa's SC condenser. On July
14, 2000, Modine and Showa reached a settlement and entered into a license agreement. The Agreement calls for cross licensing of these technologies between the two parties. As a result of the Showa agreement and another with Mitsubishi
Heavy Industries, Modine received, in the first and second quarters of fiscal 2001, payments totaling $17 million representing partial settlement for past infringement of Modine's PF technology. Based on an unfavorable decision from the Japanese patent office Board of Appeals in March of 2002, Modine will no longer receive royalty payments in Japan related to its PF technology. Since July of 2000, Modine has been receiving royalty payments from certain
Japanese competitors related to its PF patents, which expire in 2006. Over the last twelve months, royalties from Japanese companies have accounted for approximately $2.9 million of pretax income. The company is reviewing its options regarding an appeal of the March of 2002 ruling.
Over the last 10 years, Modine has been defending its PF technology in Japan. Modine had estimated a one-time royalty payment of approximately $29.9 million to cover past infringements if the validity of its PF patent in Japan was confirmed. Since this ruling does not effect Modine's royalty income outside of Japan, Modine will continue to collect royalties for PF products produced in Europe and the United States where, to date, its patents have been upheld.

     The Lake Shore Litigation: Lake Shore Radiator, a former
     -------------------------
independent warehouse distributor of Modine's Aftermarket Division, filed a lawsuit against Modine in the Federal
Court in Jacksonville, Florida in July of 2000. Lake Shore has alleged that Modine violated certain antitrust laws, breached portions of its distributor agreement and wrongfully terminated its relationship with Lake Shore. Modine has answered each of the allegations in Lake Shore's complaint and denied any liability. Trial is scheduled to begin in October of 2002.

     In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies, and others in which claims, such as personal injury, property damage, or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities that arise in the ordinary course of its business. Many of the pending damage claims are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any unrecorded liabilities that may result from these matters is reasonably likely to have a material effect on Modine's liquidity, financial condition or results of operations.

NOTE 23  QUARTERLY FINANCIAL DATA (UNAUDITED)
-------  ------------------------------------

     Quarterly financial data are summarized below:

(In thousands, except per-share amounts)
---------------------------------------------------------------------------
Fiscal 2002 quarters ended              June     Sept.      Dec.     March
---------------------------------------------------------------------------
Net sales                           $280,631  $269,114  $270,433  $254,582
Gross profit                          73,963    64,963    66,841    58,702
Net earnings (a) (b) (c)              10,218     6,829     1,252     5,046
Net earnings per share of
  common stock:
  Basic                                $0.31     $0.21     $0.04     $0.15
  Assuming dilution                     0.31      0.20      0.04      0.15
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Fiscal 2001 quarters ended              June     Sept.      Dec.     March
----------------------------------------------------------------------------
Net sales                           $300,441  $284,056  $265,393  $271,509
Gross profit                          87,887    75,901    70,184    64,207
Net earnings (d)                      19,213    20,363     7,059     5,195
Net earnings per share of
  common stock:
  Basic                                $0.60     $0.63     $0.22     $0.16
  Assuming dilution                     0.59      0.62      0.22      0.16
----------------------------------------------------------------------------

(a) The 1st quarter of fiscal 2002 includes acquisition expenses of $3,105,000 ($2,865,000 after-tax) related to the Thermacore International, Inc. pooling transaction.
(b) The 3rd quarter of fiscal 2002 includes $12,333,000 ($8,275,000 after-tax) in restructuring and other closure expenses. Also recorded in the 3rd quarter was a reduction to the workers compensation insurance reserves, due to a change in accounting estimate, increasing earnings by $6,504,000 ($3,974,000 after-tax).
(c) The 4th quarter of fiscal 2002 includes the gain on the sale of one of the company's aircraft totaling $3,500,000 ($1,879,000 after-tax). Also recorded in the 4th quarter were additional restructuring and other closure expenses totaling $637,000 ($375,000 after-tax).
(d) The 1st and 2nd quarters of fiscal 2001 include PF patent settlements received increasing earnings by $1,875,000 ($1,407,000 after-tax) and $15,084,000
     ($11,312,000 after-tax), respectively.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
MODINE MANUFACTURING COMPANY
RACINE, WISCONSIN

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Modine
Manufacturing Company and its subsidiaries at March 31, 2002 and March 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Thermacore
International, Inc. on April 27, 2001 in a transaction accounted for as a pooling of interests, as described in
Note 10 to the consolidated financial statements. We did not audit the financial statements of Thermacore International, Inc., which statements reflect total assets of $37,058,922 as of March 31, 2001 and total revenues of $56,005,487 and $35,687,000 for the years ended March 31, 2001 and 2000, respectively. Those statements were audited by other auditors which report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Thermacore International, Inc., is based solely on the report of other auditors. We conducted our audits of these statements in accordance with auditing standards general accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

s/PricewaterhouseCoopers LLP


April 30, 2002