Form 10-K, Exhibit 13
period 2005-03-31
MODINE MANUFACTURING CO
filed 2005-06-14
CIK 67347

Overview
Modine Manufacturing Company is a worldwide leader in thermal management systems and components, bringing heating and cooling technology and solutions to diversified global markets. Modine’s products can be found in light, medium- and heavy-duty vehicles, commercial heating, ventilation and air conditioning (HVAC) equipment, refrigeration systems, off-highway and industrial equipment, as well as fuel cell applications and electronics. Our broad product offerings include heat transfer modules and packages, radiators, oil coolers, charge air coolers, vehicular air conditioning, building HVAC equipment, exhaust gas recirculation (EGR) coolers, and electronics cooling solutions.
Modine’s vision is to pursue market leadership by being a customer-focused, global company delivering exceptional quality, innovation and value. We will grow our core business of thermal management with superior technical solutions in systems, products and services. We are committed to further improving our overall profitability, cash flows and returns through our focus on diversified markets and customers, differentiated products and services, continuous operational improvements and active cost management. We expect to continue to leverage our current capital base in support of new business programs and to continue to follow a very disciplined approach when investing for our future and addressing underperforming parts of our operations.
We continue to focus on the four strategic initiatives introduced three years ago — Improving Profitability, Financial Stability, New Products and Technologies, and Strategic Planning and Business Development. As we execute on these initiatives, we are also steadfast in our adherence to Modine’s Global Commitments — Financial Integrity, Corporate Citizenship, Responsible Relationships, Applied Innovation and Global Competitiveness.
Modine is focused on strengthening our competitive position through strategic, global business development activities. We are addressing competitive threats and economic market challenges by reducing design and manufacturing costs, improving our operational performance and efficiency, and seeking low-cost sourcing when and where appropriate. We continuously look for and take advantage of opportunities to increase our position as a global leader, both by expanding our geographic footprint and by dedicating ourselves to internal globalization and standardization. As Modine grows and diversifies, we must take advantage of our collective strengths and spread our best practices across the Company. We continue to benefit from relationships with customers who recognize the value in having Modine participate directly in product design, development and validation responsibilities. This has resulted and should continue to result in stronger, longer-term customer relationships.
In fiscal 2005, we experienced strong performances in our North American and European Truck and Heavy-Duty businesses, as well as the European Automotive segment. Full-year sales reached a record $1,543.9 million, a 29% improvement from $1,199.8 million one year ago, and net earnings increased 52% to $61.7 million, or $1.79 per fully diluted share, compared with $40.4 million, or $1.19 per fully diluted share, in fiscal 2004. Fiscal 2005 represented Modine’s third consecutive year of overall sales and earnings growth and much improved returns.
Fiscal 2005 was not without its challenges, however. In particular, our North American Automotive sales registered a small decline while experiencing a double-digit decline in operating profit due to reduced volumes for certain vehicle platforms and continued pricing pressure. Electronics Cooling continued to underperform with sales registering a small decline and operating losses being reduced by 25%, or $3.3 million, in fiscal 2005.
Fiscal 2005 was a year of significant progress for Modine, as we announced $330 million of net new business between nowand 2009, expanded our presence in Asia, announced the planned spin-off of our Aftermarket Division, and acquired Transpro’s heavy-duty original equipment unit. We continued this strategic growth with another acquisition in early fiscal 2006 of Airedale International Air Conditioning Limited. In fiscal 2006, Modine will continue to focus its attention on reshaping and strengthening our business portfolio, and leveraging our operational strengths and strong balance sheet. Please refer to the remainder of Management’s Discussion and Analysis and the Notes to Consolidated Financial Statements for a detailed description of Modine’s financial results.
In fiscal 2005, including exports from domestic businesses, 52% of total revenues were generated from sales to customers outside of the United States. Net sales generated by Modine’s international operations were 46% of total revenues, and exports from the United States were 6% of revenues.
For fiscal 2005, eight of Modine’s top 10 customers remained the same. Hyundai and Visteon/Halla Climate Control were new additions to the top 10 customer list. Revenues from Modine’s top 10 customers accounted for approximately 55% of our total sales in fiscal 2005. Modine’s largest customer, DaimlerChrysler, accounted for slightly less than 10% of our total sales in fiscal 2005. Modine continues to focus on developing and maintaining a well-diversified customer base.

Segment Results
In fiscal 2005, Modine operated in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment segment, which provides heat transfer products, generally from business units in North America and Asia, to original equipment manufacturers (OEMs) of on-highway and off-highway vehicles, as well as to industrial and commercial equipment manufacturers, located primarily in North America; 2) Distributed Products segment, which provides heat transfer products primarily for the North American and European vehicular replacement market from business units located in North America and Europe, and the North American commercial HVAC and refrigeration market from business units located in North America, as well as electronics cooling products for the computer and telecommunications equipment markets in North America, Europe and Asia from business units in those three areas; and 3) European Operations segment, which provides heat transfer products primarily to European OEMs of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each of Modine’s segments is managed at the group vice president level and has separate financial results reviewed by its chief operating decision-maker. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among Modine’s various businesses. Modine evaluates segment performance based on operating income and the return on average capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole (see Critical Accounting Policies section of Management’s Discussion and Analysis).

Original Equipment Segment
Original Equipment segment sales increased 48% to $713.5 million from $482.3 million one year ago. Operating income rose 33% to $88.1 million from $66.2 million in the previous year.
Modine’s North American OE passenger car and light truck market recorded a slight reduction in sales and lower operating income in fiscal 2005, reversing a portion of its performance improvements seen in the prior year. North American vehicular platforms for which Modine supplies powertrain cooling products remained solid until the latter part of fiscal 2005, when volumes began to soften as several automakers underwent inventory corrections, in part triggered by higher gas prices and a consumer shift from light trucks and full SUVs to cars and small SUVs. The delayed pass-through of higher raw material costs, such as steel, and OE demands for price-downs also affected this division’s performance. Production cutbacks in late 2004 and early 2005 at General Motors and Ford had limited impact on Modine during 2005 due to our customer diversification, but continuing Big 3 automaker market share losses to foreign producers, such as Toyota, Nissan and Honda, could increase the push for more supplier pricing relief and additional production cutbacks. The overall North American automotive market had its third best year ever in fiscal 2005, according to industry statistics, including SAAR (seasonally adjusted annual sales rates). Industry experts look for an essentially flat North American automotive market in the coming year, with shifting consumer preferences for vehicles impacted by gas prices and dealer incentives and rebates. Our revenues continue to be positively impacted by new business programs in fiscal 2005, including transmission oil coolers for the Ford Freestyle/Mercury Montego and the Nissan Titan. Market share competitiveness among manufacturers and continued pricing pressure placed on suppliers by OEMs to boost their profits remain our most significant market concerns. Our primary risks in this industry include competition from foreign suppliers and low-cost sourcing. Modine is addressing these issues in a number of ways. We continue to analyze design to minimize component costs, when practical, while increasing the sourcing of components from low-cost producing countries. We are improving plant efficiency through continuous improvement actions, and we are utilizing benchmarking to incorporate best practice production methods. We are also enhancing our product offerings to cover the entire breadth of customer needs for engine cooling, which we believe will bring future business opportunities in this market.
Modine’s North American OE heavy-duty and medium-duty truck operations experienced double-digit sales growth and a triple-digit increase in operating income during fiscal 2005. We expect additional growth as the heavy-duty truck industry continues to strengthen. Current production projections for class 8 commercial trucks point to a 2005 market of about 300,000 units, up from approximately 260,000 in 2004 and 180,000 in 2003. Incremental EGR and engine cooling-related programs also will contribute to further growth in this market. While there is upside for the heavy-duty truck market, the medium-duty market has not shown a significant increase. However, the overall strengthening of the truck market may drive additional engine product sales, including EGR and oil coolers. We also expect cost and pricing pressures to continue, and, in response, are taking a proactive approach in managing design and manufacturing costs and material expenses. Modine’s Truck Division remains focused on winning new business programs, as illustrated by our announcement of 2007 Freightliner business, as well as on executing new product launches and improving the profitability of our existing products. We have made considerable progress in the implementation of each of these goals. In addition, we anticipate that our revenues and operating income will be positively impacted in fiscal 2006 from Modine’s accretive acquisition on March 1, 2005 of Transpro, Inc.’s heavy-duty OE business in Jackson, Mississippi, which had most recent annual sales of approximately $50 million.
Modine’s OE off-highway and industrial markets reported a double-digit increase in both sales and operating income in fiscal 2005, building on an improved performance in the prior year. The higher results were predominantly driven by North American farm and construction equipment sales increases of 13% and 12%, respectively, along with good conversion on incremental volumes and continued operational cost reductions. Industry-wide farm equipment sales increased to a record amount, while construction equipment revenues reached a level surpassed only by that in 2000. In addition, the North American heavy-duty engine market grew, resulting in a full year of production of incremental air system cooling components required for emissions compliant heavy-duty engines. Higher materials costs (including, in particular, castings and metals) and delays in the pass-through of these costs to OE customers, a shift in product mix, and continued customer demand for price-downs were the major challenges in fiscal 2005, all of which are expected to persist into fiscal 2006. Although growth rates for both the North American farm and construction equipment markets are not expected to match the very strong levels of 2004, industry analysts and our OE customers anticipate expansion of 5% to 10% in 2005. Helping to assure additional market expansion in 2005 is the ongoing need for OE customers to meet Tier III off-highway emissions regulations. Modine plans to launch incremental EGR cooler programs for a major customer and reach full production rates by year-end. The primary risks, beyond geopolitical and general economic factors, include the continued tightness of supply and higher pricing on key base metals such as steel, as well as the ability of the overall supply chain to support continued farm and construction equipment market growth. We remain proactive in working with customers and suppliers to address these issues. In addition, OE customers have been seeking lower-cost suppliers in other countries, and this trend is expected to continue. Proactively, Modine has launched various initiatives within this operating unit to improve our internal processes, secure some components from lower-cost sources, and further optimize production for a significant new business program. Over the next few years, the continued migration of on-highway, engine emission reduction standards to off-highway, heavy-duty engines and into industrial areas will increase the need for air system and exhaust cooling. This trend will support further growth in the application of Modine’s value-added products, including, in particular, charge air cooler and EGR cooler products.
Modine Korea LLC, formerly the Automotive Climate Control (ACC) Division of WiniaMando Inc., joined the Original Equipment segment in fiscal 2005. Modine Korea, which was acquired on July 31, 2004, produces air conditioning systems and components for minivans, light- to heavy-duty trucks, buses and trains. Although Modine Korea’s customer base is mainly composed of Korean vehicle manufacturers, the business also provides product and technical support for our bus air conditioning assembly operation, Modine Shanghai, and our joint venture, Anhui Jianghuai Climate Control Co., Ltd., in Hefei, China. Modine Korea also manufactures engine cooling components such as charge air coolers and oil coolers for passenger and commercial vehicles. In its seven months of results in fiscal 2005, Modine Korea recorded a slight decline from pre-acquisition levels in sales and reduced operating income, primarily due to the launch of new programs with tighter margins resulting directly from increased market pricing pressure. In addition, the softening of the Korean economy has led to greater competition in the domestic vehicle market, increasing the pricing pressure on the supply base. Even though Korean automobiles are selling well abroad and export sales remain strong, these exports are mainly related to the passenger vehicle market, for which Modine Korea has a lower share. Modine Korea’s product strength comes in those systems and components found on commercial vehicles, which are mainly sold domestically. Of the 3,474,000 vehicles produced in calendar 2004 in Korea, 90%, or 3,134,000, were passenger vehicles and the remaining 10%, or 340,000, were commercial vehicles. In 2004, the production of domestic commercial vehicles in Korea decreased 18%, and this market in 2005 is presently forecasted to remain essentially flat. Modine Korea is responding to a challenging environment with an acceleration of programs to reduce costs. We also are aggressively pursuing the expansion of our engine cooling products, such as cooling module assemblies, radiator manufacturing for off-highway vehicles and new technologies in exhaust gas cooling. The ACC acquisition creates an opportunity for Modine to increase sales of its powertrain and engine cooling products. It also enables the introduction of modules and radiators at Modine Korea utilizing
Modine’s global technology network in North America and Europe. Likewise, the former ACC Division has considerable expertise in HVAC systems for light truck and passenger vehicles, providing Modine with the opportunity to expand its HVAC capabilities in other regions. The completion of the Modine Korea integration process expands this global network, thus creating synergies for Modine’s total worldwide operations. We believe the result will be improved customer service through better communications, increased product offerings and localized technological support. By establishing this Asian foothold in South Korea, we are able to support both existing and new customers on a truly global basis. The acquisition has provided Modine with the opportunity to diversify our customer base, increase our HVAC capabilities, leverage our proprietary CO2 technology, and establish our first real presence in the growing Chinese market.

Distributed Products segment
Sales for the Distributed Products segment decreased 2.3% to $346.3 million from $354.6 million one year ago. Operating income of $0.3 million swung significantly from an operating loss of $1.7 million in the previous year.
Modine’s sales of replacement parts to the Automotive Aftermarket accounted for approximately 13% of total Company sales versus 18% in fiscal 2004. In addition to declining revenues, our Aftermarket Division’s operating loss increased in fiscal 2005 versus a slight loss in the prior year. The main factors contributing to the lower results were heightened market pricing pressures, especially in the U.S. market, combined with rising raw material costs. Competition in the U.S. warehouse distribution and radiator shop channels remained strong, consistent with a trend in the past several years. Price competition from offshore suppliers intensified, and a continuation of evolving distribution channels also impacted results. Sales to our Aftermarket Division’s largest customer fell due to the launch of a private-label brand of radiators, which partially replaced Modine-branded radiators. However, sales to the installer market channel through our Aftermarket Division’s branches remained strong. Revenues in the Aftermarket’s Mexican and European operations were essentially flat on a local currency basis while increasing by 2% and 7%, respectively, in U.S. dollars. Operating profit at the Company’s Mexican operations grew by more than 50%, while operating profit in the European operations of the Aftermarket declined by 20%. These changes were influenced by a $1.0 million one-time adjustment related to prior years’ foreign currency transactions and inventory revaluations/material costs originating primarily in the Mexican operations. Aggressive cost reduction efforts are being implemented in sourcing, warranty and logistics to drive profitability improvements. In October 2004, Modine announced plans to spin off its Aftermarket business on a debt-free and tax-free basis to our shareholders and immediately merge it with Transpro, Inc. The proposed transaction, which does not require the approval of Modine shareholders, is expected to close early in the third quarter of calendar 2005, subject to customary conditions, including the approval of Transpro’s shareholders. As part of the proposed transaction, Modine acquired Transpro, Inc’s heavy-duty OE business, with annual revenues of approximately $50 million, on March 1, 2005 for $16.6 million cash. This business has become part of our North American OE heavy-duty and medium-duty truck business in the Original Equipment segment. See Notes 12 and 13 to the fiscal 2005 Consolidated Financial Statements.
Modine’s sales to the commercial heating, ventilating, air conditioning and refrigeration (HVAC&R) market increased by double digits in fiscal 2005, while accounting for approximately 7% of total Company revenues. The HVAC&R Division also recorded a double-digit increase in operating income in fiscal 2005. This year-over-year growth resulted in part from the general economic recovery and winter weather continuing to show more normal patterns in North America. The division experienced continued sales growth in residential garage heaters and commercial unit heaters. In the HVAC&R coil market, the OEM contracts received in fiscal 2004 were brought to full production levels, and several new OEM contracts were added. Coil sales with existing customers also remained strong. Modine expects additional sales growth in our heating product lines in fiscal 2006 as the market continues to grow with the improving economy. Management anticipates that the introduction of the separated combustion Hot Dawg® garage heater and release of new heating products for China will be positive influences in this growth. Business relationships are expected to develop with new OEM coil customers, and that existing OEM coil customers will expand their HVAC&R coil purchases. In addition, the acquisition of Airedale International Air Conditioning Limited on April 30, 2005, with most recent fiscal year revenues of about $75 million, will have a substantial positive impact on fiscal 2006 sales, and will also help increase the long-term global exposure of this division’s products. The Company expects continued sales growth in these new air conditioning product lines globally, especially in the European and Chinese markets. Continued low-cost competition and ongoing outsourcing efforts from some of the major HVAC&R OEMs could have an impact on the outlook for this market. Modine continues to put in place more flexible and responsive manufacturing processes and resources to address short-term opportunities for growth during the coming year. We are also placing emphasis on cost reductions, including sourcing components from low-cost countries when it makes commercial sense to do so, in order to meet competitive challenges.
Modine’s electronics cooling business, which accounted for 2% of total Company revenues in fiscal 2005, underwent a significant restructuring early in the year, closing a manufacturing operation in Guaymas, Mexico while significantly expanding the capacity of its Hsinchu, Taiwan operation. These actions enabled the business to improve profitability substantially despite slightly lower year-over-year sales. We believe this realignment of assets positions the business for stronger future growth in both revenues and operating income. Revenues from the Taiwan facility’s sale of its high performance heat pipes for desktop computers accounted for about 27% of the division’s fiscal 2005 revenues versus only 3.6% in the prior year. This rapid growth in heat pipe sales is being generated by increased application of heat pipe-based thermal solutions in desktop computers. Unit volumes of desktop computers are the largest of all the computer segments. The division achieved steady results in the computer server segment and posted an improved performance in the telecom market sector, particularly in our U.K. operations. Military and medical applications were bright spots for the business in North America. During fiscal 2006, our Electronics Cooling Division will continue to increase heat pipe manufacturing capacity to more fully capitalize on rapidly growing market demand. In addition, we expect future electronics cooling applications to require more advanced cooling technologies, including an increasing demand for liquid cooling solutions. Modine will compete for this business by applying liquid cooling solutions at both the chip and the cabinet level. Overall, in fiscal 2006, we anticipate that growth opportunities for our electronics cooling business will be impacted by the rate of recovery in the global telecom industry and the division’s ability to secure new business for emerging technologies.

European Operations segment
Sales for the European Operations segment increased 27% to $500.0 million from $392.9 million one year ago, in part due to almost $36 million from favorable currency exchange rates. Operating income improved 39% to $58.9 million from $42.3 million in the previous year.
Sales and operating income for Modine’s European passenger car and light truck market grew at double-digit rates in fiscal 2005. Driving the improvement were favorable currency exchange rates, improved product mix and incremental business, such as our EGR coolers, new oil cooler business through filter module companies, broader application of charge air coolers, and a deeper partnership with our existing customer base, including BMW and Volkswagen. Sales to BMW, a major customer with whom we have a long and successful relationship, continued to grow due to the introduction of the new 1 Series model and higher volumes for the X3 SUV. Calendar year 2004 vehicular production in Europe was essentially flat compared with 2003, growing at a rate of 2% and with significant change in the mix of successful auto producers. Only a few traditional Western European auto producers achieved year-over-year gains in sales, as Asian car producers enjoyed the highest growth rate and displaced sales of long-term manufacturers. Hyundai/Kia, a key new customer for Modine, posted the largest growth rate in European auto sales. Modine found new opportunities with the growth of the diesel engine application rate to nearly 50%, as OEMs were more focused on meeting European emissions requirements. This division’s sales grew by 10% in local currency, outpacing the industry average, due to a combination of our major customers achieving higher volume as others experienced losses, and Modine’s improvement in diversification and penetration. Powertrain cooling modules and air conditioner condenser sales experienced year-over-year growth, and BMW X3 SUV volumes reached maturity. Offsetting factors included a softening of the European automotive market in the fourth quarter of fiscal 2005, with anticipation of the release of new models, and volume reduction with specific products and customers. European vehicle sales in 2005 are expected to grow slightly, with a continuing increase in sales in diesel engine and air conditioning applications, and additional growth from Asian OEMs. A few new Western European automotive models will stimulate a portion of the growth due to built-up demand at the end of calendar year 2004. During fiscal 2006, we expect to experience increased engine cooling module sales with BMW from the launches of its new 1 and 3 Series vehicles. We also plan to launch 68 new programs in fiscal 2006, reflecting our commitment to technology advances and diversification, as we face constantly changing market dynamics. Sluggish regional sales and deeper market penetration from Asian OEMs is creating growing pricing pressure throughout Europe. We expect the emergence of Eastern European locations for auto producers and their suppliers will continue over the next several years, and our Company is planning strategically to respond to these market shifts. In addition, commodity price increases, fluctuating fuel prices, and uncertainty over and fluctuation in exchange rates could impact automotive car production and sales in 2005. In light of all of these market conditions, we expect relatively moderate growth in these markets in fiscal 2006.
Modine’s European Heavy-Duty business, which was impacted positively by increased volumes, recorded a substantial increase in sales and operating income in fiscal 2005. One of last year’s key corporate objectives, operational improvement, was achieved at the plant level. This, in addition to purchasing-related cost reduction initiatives, contributed positively to the improved operating income. The European on-highway truck market rebounded during fiscal 2005, helping to increase sales for both engine and powertrain cooling products. However, the European off-highway market was essentially flat during the same period. For fiscal 2006, our Company expects the European on-highway truck market to soften slightly, but still remain above 2004 levels. We anticipate that the European off-highway market will remain essentially flat again when compared with 2005. In fiscal 2006, we will launch a number of new products, particularly engine-related components such as EGR coolers, as well as powertrain cooling components for the off-highway market. This division is experiencing a significant shift in the demand for the types of products for the off-highway business, as customers phase out their copper/brass products and prepare for new and stricter emissions regulations with updated and more efficient aluminum products. Our Company is prepared to address these new market demands with new products for this segment, in particular a globally standardized aluminum radiator and an EGR cooler. Heightened competition from low-cost suppliers and general market pricing pressure remain ongoing challenges for our business, especially in engine oil cooling. During fiscal 2006, we will incur significant costs as development and validation work is completed for a number of engine and on-highway programs that will be launched in fiscal 2007. Our European Heavy-Duty Division will focus on growing its level of business in the off-highway area with a few key global customers, while continuing to support several regional customers. At the same time, we will place significant effort on securing additional on-highway business. Areas of emphasis will be on the execution of new program launches, including capitalizing on 2007 new business launches, as well as on continuing process improvements and the development of opportunities for low-cost country sourcing.

Fiscal 2006 Outlook
As indicated in Modine’s fiscal 2005 full-year and fourth-quarter press release, we remain encouraged that fiscal 2006 will be influenced positively by a strong line-up of new business programs, a continuation of solid demand in several North American and European platforms (including the truck and heavy-duty markets), and the accretive acquisitions of Airedale International Air Conditioning Limited and Transpro’s heavy-duty OE business, as well as the absence of our underperforming Aftermarket business. Our Company made significant progress in fiscal 2005 in reshaping and strengthening our business portfolio. We continue to believe that our drive for improved profitability, cash flow and returns is well-served by a focus on diversified markets and customers, differentiated products and services, and partnering with technology-driven, OE customers on global platforms.
After recording very strong fiscal 2005 results, we believe at this juncture that our financial results, including earnings per share, cash flow and underlying revenues, in fiscal 2006 will be significantly influenced by a host of factors. They include, in particular, the ongoing impact of raw material and energy costs, continued pressure for OE price-downs coupled with the presence of aggressive competition, softer Korean and Chinese economies, reduced volumes for certain North American automotive platforms, foreign currency stability and exchange rates, and year-over-year market recovery rates.

Critical Accounting Policies
The following critical accounting policies reflect the more significant judgments and estimates used in preparing the financial statements. Application of these policies results in accounting estimates that have the greatest potential for a significant impact on Modine’s financial statements. The following discussion of these judgments and estimates is intended to supplement the Summary of Significant Accounting Policies presented in Note 1 to the fiscal 2005 Consolidated Financial Statements.

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

Impairment of Goodwill. Impairment tests are conducted at least annually unless business events or other factors indicate a need to perform the testing more often. In the third quarter of fiscal 2005, the Company conducted its annual review of goodwill for impairment. The recoverability of goodwill was determined by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to our cost of capital, adjusted for risk where appropriate. Estimated cash flows are then determined by disaggregating our business segments to a level for which meaningful identifiable cash flows can be determined. In determining the estimated future cash flows, current and future levels of income were considered as well as business trends and market conditions. Based upon the review, the fair value of each reporting unit exceeded its book value and accordingly, no impairment recognition was required.

Warranty. Estimated costs related to product warranties are accrued at the time of the sale. These costs are included in cost of sales for our manufacturing operations and in selling, general and administrative expenses for our Aftermarket operations. Estimated costs are based on the best information available, which includes using statistical and analytical analysis of both historical and current claim data on each particular operation. Original estimates, accrued at the time of sale, are adjusted when it becomes probable that expected claims will differ materially from these initial estimates.

Pensions and Postretirement Benefits Other than Pensions. The calculation of the cost and obligations of Modine’s pension and postretirement plans are dependent on various assumptions. The most significant assumptions include the discount rate, rate of compensation increase, long-term expected return on plan assets, and future trends in health costs. The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. In accordance with generally accepted accounting principles, actual results that differ from these assumptions are accumulated and amortized over future periods. These differences may impact future pension or postretirement benefit expenses and obligations. The Company replaced the existing defined-benefit pension plan with a defined-contribution plan for salaried employees hired on or after January 1, 2004. In addition, the Modine Salaried Employee Pension Plan is being modified so that no service performed after March 31, 2006 will be counted when calculating an employee’s years of credited service under the pension plan formula. These changes were cost neutral in fiscal 2004 and in fiscal 2005 a curtailment charge of $434,000 was recorded to reflect salaried plan modification. At the current pension assumption rates, we expect cost reductions occurring in fiscal 2006 and thereafter. We believe the new defined contribution plan will enhance employees’ understanding of their retirement benefits and will allow the Company a greater degree of flexibility in managing retirement benefit costs.
For the following discussion regarding sensitivity of assumptions, all amounts presented are in reference to the domestic pension plans since the domestic plans comprise 99% of the total benefit plan assets and 73% of the pension plan expense.
To determine the expected rate of return, Modine considers such factors as (a) the actual return earned on plan assets, (b) historical rates of returns on the various asset classes in the plan portfolio, (c) projections of returns on those asset classes, and (d) capital market conditions and economic forecasts. For fiscal 2004, Modine reduced the expected return on plan assets from 9% to 8.75%, which increased pension expense by $0.6 million. The long-term rate of return remained at 8.75% in fiscal 2005. The impact of a 25 basis point decrease in the expected rate of return on assets was an increase of approximately $0.6 million in 2004 and 2005 pension expense. For fiscal 2006, Modine will lower the long-term rate of return to 8.5%. This change will increase pension expense by $0.5 million in fiscal 2006.
The discount rate reflects rates available on long-term, high quality fixed-income corporate bonds, reset annually on the measurement date, December 31. We lowered the discount rate in 2005 to 6.25% from 6.75% in 2004. The anticipated discount rate for 2006 will be 5.75%, which will increase expense by $3.0 million. The change in the discount rate reflects the decrease in interest rates during these periods. Lowering Modine’s discount rate by 25 basis points would increase 2006 domestic pension expense by approximately $1.5 million, or conversely, raising the discount rate by 25 basis points would decrease 2006 domestic pension expense by a similar amount.
A key determinant in the amount of the postretirement benefit obligation and expense is the health-care cost trend rate. In fiscal 2005, the rate was reduced from 9% to 8%. Based on historical experience and market trends, the health-care trend rate for fiscal year 2006 was increased to 10%. This rate is projected to decline gradually to 5% in fiscal year 2011 and remain at that level thereafter. An annual “cap” that was established for most retiree health-care and life insurance plans between fiscal 1994 and 1996 limits Modine’s liability. Beginning in February 2002, the Company discontinued providing postretirement benefits for salaried and non-union employees hired on or after that date. The Company’s actuaries have determined that several of the retiree prescription drug plans provide a benefit that is at least actuarially equivalent to Medicare Part D under the Medicare Prescription Drug Improvement and Modernization Act. Accordingly, Modine reduced the accumulated postretirement benefit cost obligation by $2.2 million and recorded a $291,000 reduction in postretirement benefit cost in fiscal 2005. This amount will be recognized in fiscal year 2006 and thereafter. A sensitivity analysis using a one-percentage point increase in the assumed health-care cost trend rates would result in an increase in postretirement expense of $86,000 and an increase in postretirement benefit obligations of $1.4 million. A 25 basis point increase in the postretirement discount rate would result in a decrease in benefit expense of $38,000.
Other Loss Reserves: The Company has a number of other loss exposures, such as environmental and product liability claims, litigation, self-insurance reserves, recoverability of deferred income tax benefits, and accounts receivable loss reserves. Establishing loss reserves for these matters requires the use of estimates and judgment to determine the risk exposure and ultimate potential liability. The Company estimates these reserve requirements by using consistent and suitable methodologies for the particular type of loss reserve being calculated. See Note 26 to the fiscal 2005 Consolidated Financial Statements for additional details of certain contingencies and litigation.

Accounting Pronouncements
In May 2004, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Modernization Act) introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of postretirement health-care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 superseded FSP 106-1, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which was issued in January 2004 and permitted a sponsor of a postretirement health-care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Modernization Act. The Company elected the one-time deferral allowed under FSP 106-1 and, as a result, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost were not previously reflected in the financial statements or the accompanying notes. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2, including those who are unable to determine whether benefits provided under its plan are actuarially equivalent to Medicare Part D. FSP 106-2 became effective and was adopted by the Company in the second quarter of fiscal 2005. Accordingly, the information required by FSP 106-2 is presented in Note 3.
On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Company may elect to apply this provision to qualifying repatriations of foreign earnings in fiscal 2006 and is conducting analysis of its effects. Certain clarifying language on key elements of the provision was provided by the U.S. Treasury and is currently under consideration as part of the Company’s evaluation. The Company expects to complete its evaluation of the effects of the repatriation provision during fiscal 2006. Accordingly, the Company has not determined what actions it might take in response to the Act or the impact, if any, the Act may have on the income tax provision.
In addition, the Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FSP No. 109-1, Application of SFAS No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which it is earned. The Company is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Act, the first time the Company could benefit from this provision would be in fiscal 2006 when it files its next tax return.
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — An Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or results of operations.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets — An Amendment of APB Opinion No. 29,” which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for non-monetary asset exchanges occurring in the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or results of operations.
In December 2004, the FASB issued a revised SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Company is evaluating both the impact of SFAS No. 123(R) and the option pricing model it will use, and expects that it will record non-cash stock compensation expenses. If Modine were to continue to utilize the Black-Scholes pricing model it currently uses and continues its current stock option practices, it is estimated that it would have additional annual expenses ranging from $3 million to $6 million. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or cash flows.

Capital Expenditures and Commitments
Capital expenditures of $68.6 million in fiscal 2005 were 5% lower than the prior year. Significant expenditures in the European Operations segment included tooling and equipment to supply BMW and other customer programs, together with additional expenditures on the European wind tunnel and other testing equipment. In the Original Equipment segment, the main expenditures were for new tooling and machinery to support new and existing products and programs in the Truck, Heavy-Duty and Automotive Divisions. Significant expenditures in the Distributed Products segment included an increase in production capacity to support the Electronics Cooling business in Hsinchu, Taiwan and the HVAC&R Division’s new PF2 program. Capital expenditures were primarily financed through internally generated cash. Outstanding commitments for capital expenditures on March 31, 2005 were approximately $21.5 million. Approximately $14 million of the commitments relate to expenditures by our European operations. On March 31, 2004, outstanding commitments were $34.6 million.

Research & Development
In fiscal 2005, Modine increased its research and development (R&D) spending slightly to $32.0 million from $31.4 million one year ago. Investment in R&D has increased at an average annual rate of approximately 9% since fiscal 2000. During fiscal 2005, we continued to focus on better understanding global events that will shape and influence our customers’ future thermal management needs. Legislation on NOx and particulate emissions for diesel engines will have a dramatic impact on the operating conditions of our heat exchangers. Likewise, concern over global warming is causing the industry to consider replacing current HVAC refrigerants with a new, environmentally friendly CO2 refrigerant, which operates at much higher pressures. These changes, among many others, are driving the opportunity for the development and sale of entirely new types of heat exchangers. Modine is putting resources behind these opportunities. For example, we continued to strengthen our virtual simulation capability to increase the speed of our product development. In addition, our efforts increased in next generation product platform development to enhance the value of our current product offerings. We have placed additional emphasis on select government-funded R&D programs, such as securing recent U.S. Army contracts to develop alternative HVAC systems utilizing our CO2 technology. Finally, Modine’s acquisition of WiniaMando’s Automotive Climate Control (ACC) Division last year strengthened our technical position from an automotive HVAC systems supplier perspective, and provided Modine with additional first-class research and test capabilities.
Modine ended the year with 2,049 worldwide patents, an increase of 386 patents worldwide over the prior year, primarily due to 244 global patents connected with the ACC acquisition. Modine is focused on the long-term commercialization of our intellectual property and research, and believes that these investments will result in new and next generation products and new technologies.

Quality Improvement
The Modine Quality Management System has been evolving steadily since its inception in 1996. As customer requirements and international quality standards have changed, the Modine Quality Management System has changed with them. Quality expectations have risen continuously and Modine is actively pursuing ways to meet those expectations. For example, we have established Presidential Initiatives for scrap reduction and improvement of first pass yield, and awards for process improvements at manufacturing plants and corporate offices. In the past year, three manufacturing plants have met the 40% improvement goal for first pass yield, bringing the total to 16 (including three repeat winners), while four additional plants have met the goal for a 30% reduction in scrap, bringing the total on that initiative to 14 plants (including two repeat winners). Quality system registration is another area where customer expectations are increasing. International quality standards such as ISO 9000 and TS 16949 have been revised in recent years, and all Modine facilities worldwide have upgraded and registered to the newer standards.
The value of the Quality Management System is evidenced by the improving results of our Company’s 10 quality indicators — metrics that reflect the various aspects of the quality system, such as customer rejects, warranty costs and product test failures. Collectively, these indicators have shown a 31% improvement since the end of fiscal 2001. We have implemented the Modine Quality Management System at all sites globally to help ensure that customers receive the same high-quality products and services from any Modine facility.
We also have introduced a Global Continuous Improvement Initiative. Our intent is to develop a global improvement process that utilizes various tools (e.g., Six Sigma, Kaizen and Lean) to implement sustained improvement activities consistently across our Company in support of our new Global Commitments described earlier. As part of this initiative, Modine employees will have access to in-depth training in the improvement tools. To date, Modine has 106 Green Belts, 72 Black Belts, 40 Champions and 5 Master Black Belts globally supporting Six Sigma. In addition, we have 12 Kepner-Tregoe Training Leaders. Several hundred thousand dollars have been delivered to the bottom line as part of the improvement projects already under way. We expect the benefits of this initiative to grow as the program penetrates into more areas of our Company.

Environmental, Health and Safety
Modine marked a significant achievement in fiscal 2005 by reaching its goal of Environmental Management System (EMS) implementation at 26 Original Equipment manufacturing facilities. Each of these locations attained independent, third-party certification to the internationally recognized ISO14001 standard. Employees at all levels of the Company were involved in reaching this goal, which was set in January 2002. Modine’s EMS represents a long-term strategic commitment to prevent pollution, eliminate waste and reduce environmental risks in the Company’s operations.
In fiscal 2004, Modine established a worldwide program for monitoring its environmental performance. This program is a continuation of Modine’s Waste Minimization program that dates back to 1990, and was expanded in 2004 to also include conservation of natural resources. These standardized metrics provide a baseline for the continued reduction of wastes, generation of fewer greenhouse gases, and the introduction of more environmentally friendly production materials. In fiscal 2005, Modine recorded a 13% decrease in water use, a 10% decrease in waste and a 5% decrease in volatile air emissions (normalized for sales). In addition, Modine eliminated more than 1.1 million pounds, equal to a 35% year-over-year reduction, of chemicals it has voluntarily targeted for elimination due to their potential risk to the environment. These chemicals include certain solvents and lead compounds.
Modine introduced its Energy Conservation Initiative in fiscal 2005. This initiative challenges our manufacturing facilities worldwide to reduce energy consumption by 12% over the 2003-04 baseline year. The initiative targets not only on-site emissions of greenhouse gases from fuel combustion, but also the reduction of emissions from utilities that supply Modine electricity. If successful, the initiative will eliminate air emissions equivalent to more than 5,000 cars and result in an estimated annual savings of $2.3 million. Overall, Modine reduced its use of electricity and fuel by 11% and 13%, respectively, in fiscal 2005 (normalized for sales).
Modine’s commitment to protecting the environment is also reflected in its calendar year reporting of chemical releases as monitored by the United States Environmental Protection Agency’s (USEPA) Toxic Chemical Release Inventory program. The Company’s U.S. locations decreased their reported chemical releases in seven of the past eight years, and recorded a 10% decrease from 2002 to 2003. Modine achieved a substantial 91% decline in reported chemical releases from 1996 to 2003, and has consistently performed better than the national average. Modine expects continued improvement in this area for the 2004 calendar year, which will be reported shortly.
Modine accrues for environmental remediation activities relating to past operations — including those under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), often referred to as “Superfund,” and under the Resource Conservation and Recovery Act (RCRA) — when it is probable that a liability has been incurred and reasonable estimates can be made. Although there are currently no known liabilities that might have a material effect on the Company’s consolidated net assets, the USEPA has designated Modine as a potentially responsible party (PRP) for remediation of five waste disposal sites. These sites are as follows: Elgin Salvage (Illinois); Interstate Lead (Alabama); H.O.D. Landfill (Illinois); Alburn Incinerator/Lake Calumet Cluster (Illinois); and Dixie Barrel & Drum (Tennessee). These sites are not Company-owned and allegedly contain wastes attributable to Modine from past operations. The Company’s potential liability at these five sites is significantly less than the total site remediation costs because the percentage of material attributed to Modine is relatively low. These claims are in various stages of administrative or judicial proceedings and include demands for recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified.
In 1986, Modine executed a Consent Decree involving other PRPs and the Illinois EPA and paid $1,029 for its allocated share (0.1%) of the Alburn Incinerator, Inc. remediation costs. The USEPA signed a Covenant Not to Sue in conjunction with the Consent Decree, but reserved its right to “seek additional relief” for any additional costs incurred by the United States at the site. In November 2003, Modine received a General Notice of Liability from the USEPA requesting Modine’s participation as a PRP for the performance of additional activities required to restore the Alburn Incinerator/Lake Calumet Cluster site. Modine responded to the USEPA’s letter stating that it would be willing to participate as a member of a PRP group in settlement of the site remedial costs as a “micro de minimis PRP. ” In February 2005, the USEPA accepted the PRP Group’s Good Faith Offer to conduct or finance the Remedial Investigation/Feasibility Study at the site.
In addition, in October 2004, Modine received a Request for Information from the USEPA concerning the Dixie Barrel & Drum Superfund Site in Knoxville, Tennessee. The USEPA requested information pertaining to Modine’s alleged contributions to this site and for any information Modine may possess relating to the site’s activities. Modine responded to the USEPA indicating that it arranged for Dixie Barrel & Drum to accept empty drums for reclamation purposes from Modine’s then-owned Knoxville, Tennessee location and possibly from Modine’s Clinton, Tennessee location. Modine, however, did not use Dixie Barrel & Drum for the purposes of disposal or treatment of any hazardous materials or wastes.
Modine accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimable. Costs anticipated for settlement of the Alburn Incinerator/Lake Calumet Cluster and Dixie Barrel & Drum sites cannot be reasonably defined at this time and have not been accrued. The costs to Modine, however, are not expected to be material at these sites based upon Modine’s relatively small portion of alleged contributed waste. There are no accruals for off-site clean-up activities, including remediation and legal costs, as of the fiscal year ended March 31, 2005.

An obligation for remedial activities may also arise at a Modine-owned facility due to past practices or as a result of a property purchase or sale. These expenditures most often relate to sites where past operations followed practices and procedures that were considered acceptable under then-existing regulations, but now require investigative and/or remedial work to ensure appropriate environmental protection. Two of the Company’s currently owned manufacturing facilities and one formerly owned property have been identified as requiring soil and/or groundwater remediation. Environmental liabilities recorded as of March 31, 2005, 2004 and 2003 to cover the investigative work and remediation for sites in the United States and The Netherlands were $1.2 million, $1.2 million and $1.0 million, respectively. These liabilities are recorded in the Consolidated Balance Sheet in “accrued expenses and other current liabilities” and “other noncurrent liabilities.” It is unlikely these remediation efforts will have a material effect on the Company’s results of operations.
Emerging environmental regulations, as well as our policy to continuously improve upon our environmental management programs, will require capital equipment expenditures over the coming years. For the fiscal year ended March 31, 2005, capital expenditures related to environmental projects were $0.3 million. Modine currently expects expenditures for environmentally related capital projects to be about $0.8 million in fiscal 2006.
Environmental expenses charged to current operations, including remediation costs, solid waste disposal, and operating and maintenance costs, totaled $2.6 million for the fiscal year ended March 31, 2005. Operating expenses of some facilities may increase during fiscal year 2006 because of environmental matters, but we do not expect Modine’s competitive position to change materially as a result. Although some environmental costs may be substantial, Modine has no reason to believe such costs will vary significantly from costs incurred by other companies engaged in similar businesses.
With regard to its health and safety program, the Company’s performance in fiscal 2005 remained steady, maintaining a Recordable Incidence Rate (RIR) and Lost Time and Restricted Duty Incident Rate (LWDII) well below the averages for North America. While all facilities remain focused on health and safety improvements, several plants received external recognition for the progress they have made in recent years. In July 2004, our Lawrenceburg, Tennessee facility was named the recipient of the 2004 Award of Excellence for outstanding safety from the Tennessee Department of Labor & Workforce Development, and the following month reached a milestone of eight years without a lost-time injury. In January 2005, our Harrodsburg, Kentucky facility was awarded the prestigious Kentucky Governor’s Award for Health & Safety in recognition of employees working half a million hours without a lost-time accident. Finally, in April 2005, our West Kingston, Rhode Island facility received the Safe Employer Award from the Safety Association of Rhode Island, which recognizes industries in Rhode Island and Massachusetts for outstanding health and safety efforts.
The Company continues to challenge its North American facilities to become Modine Safety STAR sites, which is a program modeled after Federal OSHA’s Voluntary Protection Program. The Modine STAR is awarded to those facilities that achieve 100% compliance with the Company’s 24 Health and Safety elements and attain recordable and LWDII rates below the general industry average for the preceding 12-month period. In 2004, our Emporia, Kansas and Lawrenceburg, Tennessee facilities met the Modine STAR challenge and were recognized for their health and safety efforts.
Modine continues to enhance its health and safety efforts through further program development. In 2004, a corporate ergonomics program was implemented to reduce musculoskeletal disorder-related injuries, often caused by repetitive motion activities. In addition, computer kiosks were established at all original equipment manufacturing facilities that are readily available to provide immediate access to valuable chemical information and interactive safety training programs.

Quantitative and Qualitative Disclosures About Market Risk
In the normal course of business, Modine is subject to market exposure from changes in foreign exchange rates, interest rates, credit risk, economic risk and commodity price risk.

Foreign Currency Risk
Modine is subject to the risk of changes in foreign currency exchange rates due to its operations in foreign countries. Modine has manufacturing facilities in Mexico, Taiwan, South Korea, and China and throughout Europe. It also has equity investments in companies located in France, Japan, Brazil and China. Modine sells and distributes its products throughout the world. As a result, the Company’s financial results could be significantly affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which the Company manufactures, distributes and sells it products. The Company’s operating results are principally exposed to changes in exchange rates between the dollar and the European currencies, primarily the euro, and are also exposed, as the result of the acquisitions made in the second quarter, to the change between the dollar and the Korean won. Changes in foreign currency exchange rates for the Company’s foreign subsidiaries reporting in local currencies are generally reported as a component of shareholders’ equity. The Company’s favorable currency translation adjustments recorded in fiscal 2005 and 2004 were $23.3 million and $28.5 million, respectively. As of March 31, 2005 and 2004, the Company’s foreign subsidiaries had net current assets (defined as current assets less current liabilities) subject to foreign currency translation risk of $94.7 million and $73.7 million, respectively. The potential decrease in the net current assets from a hypothetical 10% adverse change in quoted foreign currency exchange rates would be approximately $9.5 million and $7.4 million, respectively. This sensitivity analysis presented assumes a parallel shift in foreign currency exchange rates. Exchange rates rarely move in the same direction relative to the dollar. This assumption may overstate the impact of changing exchange rates on individual assets and liabilities denominated in a foreign currency.

The Company has certain foreign-denominated, long-term debt obligations that are sensitive to foreign currency exchange rates. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates fair value. As of March 31, 2005, the foreign-denominated, long-term debt matures as follows:

Years Ending March 31
(dollars in thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Fixed rate (euro)	$64,809	$—	$—	$—	$—	$—	$64,809
Average interest rate	6.08%	—	—	—	—	—	—
Fixed rate (won)	$103	$122	$141	$161	$182	$2,118	$2,827
Average interest rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—
Years Ending March 31 (dollars in thousands)  2006 2007 2008 2009 2010 Thereafter Total
Fixed rate (euro) $64,809 $— $— $— $— $— $64,809
Average interest rate 6.08% — — — — — —
Fixed rate (won) $103 $122 $141 $161 $182 $2,118 $2,827
Average interest rate 3.00% 3.00% 3.00% 3.00% 3.00% 3.00% —

In addition to the external borrowing, the Company has certain foreign-denominated, long-term intercompany loans that are sensitive to foreign exchange rates. These loans were not hedged at March 31, 2005 and, as such, are exposed to transactional currency risk. At March 31, 2005, the Company had a 43.1 billion won, or $42.4 million, 8-year loan to its wholly owned subsidiary, Modine Korea, LLC. The potential loss from a hypothetical 10% change in the exchange rates between the Korean won and the dollar could result in an adverse or favorable currency transaction gain/(loss) of approximately $4.2 million. For fiscal 2005, the Company recorded $5.3 million in currency transaction gains in “other income” from the date of the initial loan in August 2004. On April 6, 2005, the Company entered into a “zero cost collar” to hedge the entire amount of the Modine Korea, LLC loan. Similarly, the Company’s wholly owned German subsidiary, Modine Holding GmbH, had an 11.1 million euro, or $14.7 million, on-demand loan from its wholly owned subsidiary, Modine Hungaria Kft., at March 31, 2005. The potential loss from a hypothetical 10% change in exchange rates between the euro and the Hungarian forint, assuming a stable exchange rate between the euro and the dollar, could result in an adverse or favorable currency transaction gain/(loss) of approximately $1.5 million. For fiscal 2005 and 2004, the Company recorded in “other income/(expense)” transaction (losses)/gains of ($0.9) million and $0.8 million, respectively.

Interest Rate Risk
Modine’s interest rate risk policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. The Company utilizes a mixture of debt maturities together with both fixed-rate and floating-rate debt to manage its exposure to interest rate variations related to its borrowings. The Company has not entered into any interest rate derivative instruments. The following table presents the future principal cash flows and weighted average interest rates by expected maturity dates. The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. The carrying value of the debt approximates its fair value. As of March 31, 2005, long-term debt matures as follows:

						Years Ending March 31
(dollars in thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Fixed rate (euro)	$64,809	$—	$—	$—	$—	$—	$64,809
Average interest rate	6.08%	—	—	—	—	—	—
Fixed rate (won)	$103	$122	$141	$161	$182	$2,118	$2,827
Average interest rate	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	—
Variable rate (U.S.$)	—	—	$3,000	—	$35,000	—	$38,000
Average interest rate	—	—	3.61%	—	4.90%	—	—

Credit Risk
Credit risk is the possibility of loss from a customer’s failure to make payment according to contract terms. The Company’s principal credit risk consists of outstanding trade receivables. Prior to granting credit, each customer is evaluated, taking into consideration the borrower’s financial condition, past payment experience and credit information. After credit is granted, the Company actively monitors the customer’s financial condition and developing business news. Approximately 57% of the trade receivables balance at March 31, 2005 was concentrated in the Company’s top 10 customers. Modine’s history of incurring credit losses from customers has not been material, and the Company does not expect that trend to change.

Economic Risk
Economic risk is the possibility of loss resulting from economic instability in certain areas of the world or significant downturns in markets that the Company supplies. For example, significant increases in oil prices have traditionally had an adverse effect on many markets the Company serves. Continued high oil prices may negatively impact the economic recovery that the Company is currently experiencing, particularly in the truck and off-highway markets.
With respect to international instability, the Company continues to monitor economic conditions in the U.S. and elsewhere. In particular, the Company monitors conditions in Brazil and the effect on the Company’s $19.2 million investment in its 50%-owned joint venture. During fiscal 2005, the Brazilian real strengthened against the dollar by 11%. The Company is focusing more intently on conditions in Asia as we continue to integrate the asset acquisition of ACC, which brought to the Company new operations in South Korea and China. As Modine expands its global presence, we also encounter risks imposed by potential trade restrictions, including tariffs, embargoes and the like. We continue to pursue non-speculative opportunities to mitigate these economic risks, and capitalize, when possible, on changing market conditions.
The Company pursues new market opportunities after careful consideration of the potential associated risks and benefits. Successes in new markets are dependent upon the Company’s ability to commercialize its investments. Current examples of new and emerging markets for Modine include those related to exhaust gas recirculation (EGR), CO2 and fuel cell technology. Modine’s investment in these areas is subject to the risks associated with business integration, technological success, customers’ and market acceptance, and Modine’s ability to meet the demands of its customers as these markets emerge.
The upturn in the economy is putting production pressure on certain of the Company’s suppliers of raw materials. In particular, there are a limited number of suppliers of steel and aluminum fin stock serving a more robust market. As a result, some suppliers are allocating product among customers, extending lead times or holding supply to the prior year’s level. The Company is exposed to the risk of supply of certain raw materials not being able to meet customer demand and of increased prices being charged by raw material suppliers. In addition to the purchase of raw materials, the Company purchases parts from suppliers that use the Company’s tooling to create the part. In many instances, the Company does not have duplicate tooling for the manufacture of its purchased parts. As a result, the Company is exposed to the risk of a supplier of such parts being unable to provide the quantity or quality of parts that the Company requires. Even in situations where suppliers are manufacturing parts without the use of Company tooling, the Company faces the challenge of obtaining high-quality parts from suppliers.
In addition to the above risks on the supply side, the Company is also exposed to risks associated with demands by its customers for decreases in the price of the Company’s products. The Company offsets this risk with firm agreements with its customers whenever possible.
The Company operates in diversified markets as a strategy for offsetting the risk associated with a downturn in any one or more of the markets it serves, or a reduction in the Company’s participation in any one or more markets. However, the risks associated with these market downturns and reductions are still present.
In particular, the Company continues to experience negative impact associated with the highly competitive automotive aftermarket, and the recovering electronics cooling market. With respect to the aftermarket, the Company believes this risk is exacerbated by the proliferation of competitors and ongoing changes in the traditional distribution channels. We have lessened the impact of this economic risk by implementing appropriate operational initiatives. The Company has entered into agreements with Transpro, Inc. pursuant to which the Company will spin off its Aftermarket business and merge it into Transpro.

Commodity Price Risk
The Company is dependent upon the supply of certain raw materials and supplies in the production process and has, from time to time, entered into firm purchase commitments for copper and aluminum alloy, and natural gas. Other than as mentioned above, the Company does not use forward contracts to hedge against changes in certain specific commodity prices of the purchase commitments outstanding. The Company does maintain agreements with certain original equipment customers to pass through certain material price fluctuations in order to mitigate the commodity price risk. The majority of agreements contain provisions in which the pass-through of the price fluctuations can lag behind the actual fluctuations by a quarter or longer.

Hedging and Foreign Currency Exchange Contracts
On a limited basis, Modine enters into foreign exchange options and forward contracts on foreign currencies as hedges against the impact of currency fluctuations. See Note 19 of the 2005 consolidated financial statements for additional details.

Sales
Sales of $1.54 billion for the fiscal year ended March 31, 2005, including a favorable foreign currency exchange impact of $39.1 million, are discussed in detail in the Segment Results section of Management’s Discussion and Analysis.
For the year ended March 31, 2004, sales were up $107.7 million to $1.2 billion, a 9.9% increase from fiscal 2003. Foreign currency translation had a favorable impact of $70.3 million. Once again, as in the previous year, the euro continued to strengthen against the dollar. Without the currency impact, worldwide sales were up $37.4 million, or 3.4%. Sales to U.S. customers totaled 53% of consolidated sales while sales from the Company’s foreign operations accounted for the other 47%. Sales to Modine’s top 10 customers equaled 55% of the Company’s overall sales. Sales to the Original Equipment segment increased by 7% to $502.2 million for the period. Sales grew in all the major markets served by the segment which include the automotive market, light-, medium- and heavy-duty truckmarkets, and the Original Equipment off-highway and industrial markets. In the Distributed Products segment, sales increased slightly to $351.6 million, less than a 1% increase over fiscal 2003. A sales increase of approximately 20% in electronics cooling and a 3% increase in commercial heating, ventilating, air conditioning and refrigeration were virtually offset by a decline in sales of replacement parts to the Automotive Aftermarket. The European Operations segment recorded an increase in sales of 18% to $393.0 million, primarily the result of favorable currency exchange rates. Incremental business in the passenger car and light truck market was offset by model and program phase-outs as well as volume reductions in certain cooling modules. Increased volumes in the heavy-duty market also favorably impacted sales for the year.
For the fiscal year ended March 31, 2003, sales were $1.09 billion, up $22.9 million, or 2%, from fiscal 2002. Foreign currency translation had a favorable impact of $34.3 million, primarily due to a stronger euro-to-U.S. dollar relationship from the previous year. Without the currency impact, worldwide sales declined in fiscal 2003 by $11.4 million. Sales to U.S. customers accounted for 53% of the total sales, while exports from the U.S. and sales from Modine’s foreign locations accounted for the other 47%. Sales to Modine’s top 10 customers accounted for 54% of the Company’s total sales. Sales in the Original Equipment markets grew by $12.4 million, or 3%. Higher sales in the automotive market and light, medium- and heavy-duty truck markets were offset in part by lower sales in the Original Equipment off-highway and industrial markets. In the Distributed Products segment, sales declined by $28.5 million, or 8%, due primarily to lower sales to the Automotive Aftermarket and a continuing decline in sales to the semi-conductor and telecommunication markets. The European Operations segment grew by $32.2 million, or 11%, from the prior year. Positive foreign currency translation accounted for $29.7 million of this increase with volume increases in the passenger car and light truck markets being partially offset by a volume decline in the heavy-duty markets.

Gross Profit
The current fiscal year gross profit of $350.1 million declined to 23% of sales from $285.2 million, or 24% of sales, in the previous year. Foreign currency translation was responsible for a $9.1 million favorable effect on gross profit. Materials as a percent of sales rose more than four percentage points while manufacturing overhead declined by almost three percentage points and labor decreased marginally. Higher raw material prices, continuing pressure for OE price-downs and higher energy costs all were factors negatively influencing gross profit. Lower gross profit margins earned at the Company’s newly acquired Asian companies was another contributing factor leading to the decline in the overall gross profit percentage. Lower than expected warranty costs related to new program introductions and product performance issues identified in fiscal 2004 positively impacted manufacturing overhead costs. A one-time net favorable adjustment to income of $1.0 million related to prior years, foreign currency transactions and inventory revaluations/material costs at two non-U.S. Aftermarket locations favorably impacted gross profit.
In fiscal 2004, gross profit increased $19.5 million from $265.7 million in fiscal 2003 to $285.2 million in fiscal 2004. As a percentage of sales, gross profit remained stable at 24%. Higher material costs as a percent of sales were a large factor in accounting for the year-over-year overall decline in gross profit margin while labor and manufacturing overhead declined as a percentage of sales. Higher metal market prices, which occurred in the latter part of the year, continuing pricing pressures from customers, and greater purchased component content in products being sold were all factors negatively impacting gross profit. Start-up costs incurred in developing new business programs, product launch costs, and scope changes and warranty costs associated with product performance issues with two customers, one in Europe and one in North America, also played a part in contributing to the gross profit margin reduction.
In fiscal 2003, gross profit of $265.7 million increased $13.1 million from $252.6 million in fiscal 2002, while as a percentage of sales the two years remained constant at 24%. Higher sales volumes, better asset utilization and cost reductions, many generated by the restructuring actions initiated in the previous year, were the most significant factors contributing to the improvement in fiscal 2003. Gross profit, in absolute dollars, was up in both the Original Equipment and European Operations segments while the Distributed Products segment showed a decline for the year.

Selling, General and Administrative (SG&A) Expenses
In fiscal 2005, selling, general and administrative (SG&A) expenses grew by 12%, or $28.8 million, to $264.1 million. Approximately $10 million of the increase for the year can be attributed to the Asian operations acquired in the last nine months of fiscal 2005. As a percentage of sales, SG&A fell three percentage points when compared to the previous year. Unfavorable foreign currency exchange rates added $4.8 million to SG&A costs for the year. Other items contributing to the overall dollar increase were higher compensation and related benefit costs, Sarbanes-Oxley compliance costs, and higher personnel costs as the Company expanded its global presence.
In fiscal 2004, selling, general and administrative expenses rose by $21.2 million to $235.3 million. As a percentage of sales, SG&A remained at 20% when compared to the prior year. Higher compensation and related benefit costs, increased research and development costs, and higher depreciation were some of the larger factors contributing to the overall increase shown. The significant strengthening of the euro against the U.S. dollar in the current fiscal year also unfavorably impacted SG&A.
In fiscal 2003, SG&A expenses declined by $0.1 million to $214.1 million. As a percentage of sales, SG&A remained at 20%. Higher compensation and related benefit costs, together with increased research and development costs, were partially offset by the elimination of goodwill amortization as prescribed under SFAS No. 142, lower advertising and sales promotion costs, and a reduction in the provision for doubtful accounts.

Restructuring Charges
In fiscal 2005, Modine recorded $1.0 million in restructuring expenses associated with the closing of its Guaymas, Mexico plant, a part of the Electronics Cooling group in the Distributed Products segment, due to a shift in customer sourcing and over-capacity in North America. The move, which consisted of transferring equipment and current operations to Lancaster, Pennsylvania and Hsinchu, Taiwan, was designed to reduce operating expenses, improve asset utilization and focus manufacturing operations closer to the electronics customers’ facilities. The Company estimates that operating expenses will be reduced by approximately $2.6 - $3.3 million on an ongoing basis.
In fiscal 2004, Modine recorded $0.1 million in income as the Company’s restructuring activities initiated in 2002 were completed. The positive adjustments to restructuring costs were the result of certain lease payments that were forgiven and other personnel costs for which the estimates varied marginally from the final amounts paid.
In fiscal 2003, Modine recorded $1.6 million in income from adjustments made to the initial restructuring estimates to reflect lower than anticipated post-closing and other miscellaneous expenses. These changes were due in part to two of the facilities identified in the restructuring plan being sold or rented earlier than originally anticipated.

Income From Operations
Income from operations in fiscal 2005 of $85.0 million increased $34.9 million, or 70%, from a year ago. Improved sales volume and favorable foreign currency changes of $4.3 million exceeded higher SG&A costs of $28.8 million, which included $10 million of expenses from the Asian operations acquired in the last nine months of the year and $4.8 million of unfavorable foreign currency effect for the year.
Income from operations in fiscal 2004 of $50.1 million decreased by $3.0 million from the prior year. Improved volume and the favorable effect of $7.3 million from currency changes, primarily the stronger euro-to-U.S. dollar, was more than offset by $13.4 million in higher SG&A costs, excluding currency effects of $8.6 million, during the year.
Income from operations in fiscal 2003 of $53.1 million increased $22.2 million from the previous year. Higher gross profit, together with the $9.1 million favorable change in year-over-year restructuring costs, were the main factors leading to the improvement shown for the year.

Interest Expense
Interest expense for fiscal 2005 of $6.4 million was up $1.0 million from the previous year. Outstanding debt grew by $17.7 million versus a year ago. The main factors influencing the change were increased borrowing in conjunction with the Korean, Chinese and Jackson, Mississippi acquisitions, together with a rising short-term interest rate environment.
Interest expense of $5.4 million for 2004 was down $0.6 million from fiscal 2003. Continuing favorable interest rates and lower average debt outstanding during the year were the main reasons for the reduction.
Interest expense of $6.0 million for 2003 was down $1.8 million from fiscal 2002. Lower borrowing levels and more favorable interest rates were the primary reasons for the decline.

Other Income, Net
Other income in fiscal 2005 decreased $0.8 million. Equity in earnings of affiliates rose $2.7 million, primarily from improved earnings at the Brazilian and French affiliates. Foreign currency transaction gains grew by $1.8 million primarily as a result of net gains from intercompany loans denominated in foreign currencies, with definite repayment terms. Offsetting these gains was lower royalty income of $2.0 million, due to a reduction in PF royalties from Japanese companies and payments in arrears received in the prior year. Gains on the sales of property, plant and equipment dropped $3.4 million from fiscal 2004, which included the sale of three manufacturing facilities.
Other income in fiscal 2004 increased by $11.1 million. A year-over-year increase of $6.0 million in income recorded from the sale of property, plant, equipment and business was the largest factor influencing the change. The increase was mainly the result of three plant sales in fiscal 2004, two of which were closed pursuant to the restructuring that was announced in 2002. This was in contrast to the $1.7 million loss recorded on the sale of the Company’s Canadian subsidiary in 2003. In addition, royalty income increased by $3.4 million primarily due to higher royalty payments received from licensees of the Company’s heat transfer technology for the power generation industry.
In fiscal 2003, other income decreased by $9.1 million. A year-over-year reduction of $7.7 million in gains recorded from the sale of property, equipment and business was the main factor leading to the decrease shown. In addition, a $1.7 million loss on the sale of the Company’s Canadian subsidiary was recognized in fiscal 2003. A reduction in royalty income from licensees was also responsible for a $2.2 million reduction in other income. Approximately $1.9 million of the reduction was from three Japanese companies that previously had been making royalty payments for the use of the Company’s PF technology.

Provision For Income Taxes
The effective tax rate of 36.3% from operations for fiscal 2005 remained relatively unchanged from the preceding year.
The effective tax rate from operations for fiscal 2004 declined from 37.6% to 36.5%. This percentage decrease over the preceding year related to favorable foreign tax rate differentials with respect to foreign tax rates, and the related income mix in those foreign jurisdictions, and a reduction in state income taxes, offset by an increase in the valuation allowance related to certain foreign tax loss carryforwards.

The effective tax rate for fiscal 2003 attributable to earnings before income taxes and the cumulative effect of accounting change decreased from 41.8% to 37.6%. The lower rate was the result of year-over-year changes with respect to non-deductible costs associated with goodwill amortization and non-deductible costs incurred in the acquisition of Thermacore in fiscal 2002.

Earning Before The Cumulative Effect of Accounting Change
Earnings before the cumulative effect of the accounting change in fiscal 2005 of $61.7 million, or $1.79 per diluted share, were $21.3 million higher than fiscal 2004 earnings of $40.4 million. Higher operating earnings totaling $34.9 million, generated across all three segments, were offset in part by higher corporate costs of $5.4 million, an increase in interest expense of $1.0 million, primarily the result of acquisition borrowing, and a reduction of non-operating income totaling $0.8 million for the year. The effective income tax rate dropped slightly while the income tax provision rose in absolute dollars by $11.9 million.
Earnings before the cumulative effect of the accounting change in fiscal 2004 of $40.4 million, or $1.19 per diluted share, were $6.0 million higher than 2003 earnings of $34.4 million, or $1.02 per diluted share. Improved earnings in the Original Equipment and European Operations segments, together with higher non-operating income, were offset in part by higher administrative and research and development expenses.
Earnings before the cumulative effect of the accounting change in fiscal 2003 of $34.4 million were $11.1 million higher than reported fiscal 2002 earnings of $23.3 million. On a per-share basis before the cumulative effect of the accounting change, diluted earnings per share were $1.02 in fiscal 2003, a $0.32 increase over the fiscal 2002 diluted earnings per share of $0.70. Cost improvements from the restructuring initiative started in November 2001, improved gross margins in two business segments, discontinuance of goodwill amortization, lower restructuring charges, no acquisition costs in the current year, and lower interest expense were all items contributing to the earnings improvement before the accounting change.

Cumulative Effect of Accounting Change
In fiscal 2003, the Company recorded a $21.7 million after-tax goodwill impairment charge to earnings for its Aftermarket business unit. This charge resulted from the transitional impairment testing required under SFAS No. 142, “Goodwill and Other Intangible Assets.”

Net Earnings
Net earnings for the current year climbed to $61.7 million ($1.79 per diluted share) from $40.4 million ($1.19 per diluted share) in the previous year. Earnings as a percent of sales grew to 4.0% from 3.4% in fiscal 2004. Return on average shareholders’ equity (ROE) for fiscal 2005 improved to 9.9% compared with 7.2% for fiscal 2004. Improved operating results from all three of the Company’s segments were the primary factor leading to higher net earnings for the year. Specific items favorably affecting the Company’s performance in fiscal 2005 were after-tax foreign currency transaction gains of $2.5 million on intercompany loans denominated in foreign currencies with definite repayment terms; additional income of $1.0 million, after-tax, related primarily to net favorable foreign currency transactions; and inventory revaluations/material costs at two non-U.S. locations of the Company’s Aftermarket division that pertain to the prior year and were previously included in the foreign currency translation component of other comprehensive income and should have been recorded through the statement of earnings for U.S. GAAP purposes. Items adversely affecting net earnings in fiscal 2005 were $1.4 million, after-tax, of restructuring and other closure costs related to the Company’s decision to close its Guaymas, Mexico facility which was previously part of the Electronics Cooling group, and $0.6 million of after-tax pension curtailment charges. Also adversely affecting earnings on an after-tax basis were $1.2 million in third-party expenses incurred in conjunction with the Company’s Sarbanes-Oxley compliance work.
Net earnings for fiscal 2004 grew to $40.4 million ($1.19 per diluted share) from $12.7 million ($0.38 per diluted share) in the prior year. Earnings as a percent of sales rose to 3.4% from 1.2% last year. In fiscal 2003, an after-tax goodwill impairment charge of $21.7 million was recorded and negatively affected net earnings. Impacting current year earnings, on an after-tax basis, were favorable currency exchange rates, primarily the euro-to-U.S. dollar that contributed $4.7 million to net earnings, and non-operating, after-tax gains of $1.5 million recorded from three plant sales, and $2.2 million in higher after-tax royalty income. Among the items adversely affecting net earnings were higher after-tax pension and postretirement costs of $1.8 million and $1.3 million in accelerated pension and other compensation costs associated with the retirement of the Company’s former Chairman in fiscal 2004. Program scope change costs, after-tax, of $1.5 million with a large customer in North America and higher after-tax warranty costs of $2.6 million incurred as a result of some product performance issues with two customers, one in Europe and one in North America, negatively impacted net earnings as well. Return on average shareholders’ equity (ROE) increased almost 5% for the year.
Net earnings in fiscal 2003 declined to $12.7 million ($0.38 per diluted share) from $23.3 million ($0.70 per diluted share) in the previous year. Net earnings also declined to 1.2% as a percentage of sales. ROE dropped to 2% for the year. The major factor influencing the decrease in reported earnings was the $21.7 million, net of taxes, goodwill impairment charge recorded by the Company’s Aftermarket business unit. Continued competitive pressures in the aftermarket and depressed conditions in the electronics market diminished the improved results in markets served by the Original Equipment and European Operations segments.
Net earnings in fiscal 2003 included the after-tax impact of the $21.7 million cumulative effect of the accounting change, $0.8 million in restructuring and other closure costs, and $1.0 million of losses generated from the sale of the Company’s Canadian subsidiary and Knoxville, Tennessee manufacturing plant.

Current Assets
Cash and cash equivalents decreased by $14.7 million to $55.1 million. Details of the sources and uses of funds can be found in the Net Cash Provided by Operating Activities section of Management’s Discussion and Analysis.
Trade receivables, net of allowances for doubtful accounts, at $251.7 million were up $71.6 million from one year ago. Excluding the impact of the recent acquisitions which added $53.9 million to the trade receivable balance, the remaining $17.7 million increase was primarily attributable to higher year-over-year sales growth, excluding the new acquisition, during the previous two months of $22.9 million coming predominantly from the European Operations and Original Equipment (North America) segments. Also contributing to the increase was the stronger euro in relation to the U.S. dollar, accounting for $4.2 million in the current year. Days sales outstanding were increased by five days from the previous year primarily driven by the addition of the customer base from the ACC acquisition.
Inventory levels grew by $13.3 million in the current fiscal year to $149.8 million. Excluding the impact of the acquisitions during the year which added $16.8 million to the inventory balance, the remaining changes consisted of a $7.8 million reduction in Aftermarket inventories offset by small increases mainly in the Original Equipment segment. The stronger euro in relation to the U.S. dollar increased the inventory by $2.3 million over the prior year. Increases in inventory levels in the Original Equipment segment were driven by higher sales levels and rising material costs. Inventory turns increased to 8.8 from 7.3 at the prior year-end primarily driven by the ACC acquisition.
Deferred income taxes and other current assets decreased by $0.6 million to $52.7 million. Excluding the impact of the acquisitions during the year which added $4.9 million, the largest items contributing to the change were the reduction in deferred income taxes of $5.2 million and income tax prepayments of $1.9 million, offset in part by the recording of a $2.4 million receivable from Transpro based on the provisions of the definitive agreement which provide for reimbursement of certain costs incurred by Modine as part of the Aftermarket Holdings spin-off.
The current ratio of 1.5-to-1 decreased from last year’s 2.1-to-1. Net working capital decreased $64.9 million to $164.2 million. The major item contributing to the overall decrease was the reclassification of euro-denominated debt from long-term to current ahead of the planned refinancing of a September 2005 note, valued at $64.8 million at March 31, 2005. In addition, acquisitions made during the year added $30.1 million in working capital. Excluding the reclassification of debt and the recent acquisitions, the other major items contributing to the overall change were higher trade receivables together with a reduction in the current portion of long-term debt. These items were offset in part by lower cash, inventories and other current assets, together with an increase in accounts payable, accrued compensation and employee benefits, income taxes payable and other current liabilities.

Noncurrent Assets
Net property, plant, and equipment of $496.2 million increased by $98.5 million in fiscal 2005. Excluding the impact of the recent acquisitions which added $84.3 million to the property, plant, and equipment balance, the majority of the remaining increase of $14.2 million was related to foreign currency translation during the year. Capital spending of $68.6 million exceeded depreciation expense by $2.2 million. Approximately 50% of the current year capital expenditures went to support the European Operations segment. Major additions during the year included tooling and other new equipment to support new and existing business along with continued expenditures on the wind tunnel and testing equipment in Bonlanden, Germany. The Original Equipment segment accounted for 30% of the capital expenditures which primarily occurred in North America. Included in the capital expenditure total were tooling and other new equipment purchases primarily supporting new and renewal business. Approximately 14% of the capital expenditures supported the Distributed Products segment, including equipment to support existing business, a new product in the HVAC&R market and capacity expansion in the Electronics Cooling Division at the Company’s Hsinchu, Taiwan facility.
Equity investments in affiliates of $35.0 million increased $6.9 million in the current year. The main item increasing the investment balance was equity earnings of $5.1 million recorded in fiscal 2005. Effective October 15, 2004, the Company acquired WiniaMando’s 50% equity interest in Anhui Jianghaui Mando Climate Control Co., Ltd. for the cash purchase price of $2.2 million. In addition, a $2.2 million foreign currency translation increase was recorded by the Company on its 50% equity investment in Radiadores Visconde, Ltda. in Brazil for the year. Also contributing to the increase was a $0.5 million favorable foreign currency translation recorded by the Company on its 41% equity investment in Constructions Mechaniques Mota, S.A. in France. The overall investment balance was reduced by dividends declared in the current year totaling $3.1 million from Nikkei Heat Exchanger Co., Ltd. (NEX) in Japan; Radiadores Visconde, Ltda. in Brazil; Constructions Mechaniques Mota, S.A. in France; and Anhui Jianghaui Mando Climate Control Co., Ltd.
Goodwill at $35.8 million was $3.2 million higher than the previous year. The goodwill acquired in fiscal 2005 was related to the acquisition of Modine Jackson, Inc., of $2.2 million, and the acquisition of Modine China, of $0.5 million. The remaining change for the year resulted from foreign currency translation.
Other intangible assets of $3.7 million were $0.1 million lower than last year as a result of amortization expense for the year of $0.3 million, offset in part by an increase in the intangible pension asset of $0.1 million and a small non-compete agreement recorded during the year.
Prepaid pension costs declined $2.5 million to $64.2 million. A large portion of the change can be attributed to a lowering of the discount rate from 6.75% to 6.25% in fiscal 2005.
Other noncurrent assets of $7.9 million remained virtually unchanged over the prior period.

Current Liabilities
The current portion of long-term debt, totaling $64.9 million, increased by $61.9 million from the prior year. The major item contributing to the overall increase was the reclassification of euro-denominated debt from long-term to current ahead of the planned refinancing of a September 2005 note, valued at $64.8 million at March 31, 2005. Additional reductions in long-term debt consisted of scheduled payments of $2.9 million in Europe.
Accounts payable increased by $54.1 million to $159.9 million. The acquisitions made during the year accounted for $51.6 million of the overall increase and the stronger euro in relation to the U.S. dollar increased the balance by $1.9 million compared to the prior year. Variations in the timing of purchasing activities and related payments were the main contributors to the remaining increase.
Accrued compensation and other employee benefits increased by $7.2 million to $60.1 million. The acquisitions made during the year accounted for $2.8 million of the March 31, 2005 balance. In addition, the stronger euro in relation to the U.S. dollar increased the balance by $1.2 million. The remaining increase related to the timing of payments for accrued compensation.
Accrued income taxes increased by $5.8 million to $18.0 million. The major reasons for the increase are improved profits and timing of tax payments. In addition, the stronger euro in relation to the U.S. dollar contributed $0.7 million to the increase.
Accrued expenses and other current liabilities grew by $5.5 million to $42.2 million. The acquisitions made during the year accounted for $3.5 million of the March 31, 2005 balance. Prepaid customer tooling increased during the year by $8.5 million. Warranty accruals, excluding acquisitions, decreased by $6.2 million due primarily to the expiration of warranty periods for specific programs, lower than expected claims on a specific customer program, and normalization of warranty accruals for new product introductions in the prior year. In addition, the stronger euro in relation to the U.S. dollar contributed $1.2 million to the overall increase.

Non-Current Liabilities
Long-term debt decreased by $44.2 million to $40.7 million at year-end. The reclassification of euro-denominated, long-term debt to current ahead of the planned refinancing of a September 2005 note decreased the prior year-end balance by $61.5 million. Additional reductions in long-term debt consisted of discretionary payments of $21.8 million in Europe offset, in part, by $1.4 million of foreign currency translation as the euro strengthened against the U.S. dollar during the fiscal year. During fiscal 2005, the Company increased the outstanding debt in the revolving credit facility by $35.0 million. Also, the acquisition of Modine Korea added $2.7 million to the March 31, 2005 balance.
As a percent of shareholders’ equity, long-term debt was 16.0% at year-end. Total debt to capital was 13.8%, up 0.8% from the end of fiscal 2004.
Other non-current liabilities of $10.3 million were $5.6 million higher than last year. The major item causing the increase was post-employment liabilities assumed as part of the Modine Korea acquisition. The balance at March 31, 2005 was $5.5 million.

Shareholders’ Equity
Total shareholders’ equity of $659.8 million increased $73.2 million over the prior year. The major changes were in retained earnings, accumulated other comprehensive income/(loss), and common stock and additional paid-in-capital as a result of stock transactions. Retained earnings increased by $40.1 million from the prior year. Net earnings added $61.7 million during the year while dividend payments reduced retained earnings by $21.6 million. Common stock and related paid-in-capital increases for the year totaled $14.0 million. This increase resulted from common shares issued to satisfy stock option exercises and stock awards granted during the year.
Accumulated other comprehensive income of $32.0 million increased $22.0 million over the prior year. The most significant component was the foreign currency translation adjustment, which increased by $23.3 million. Gains from the euro and South Korea won strengthening against the U.S. dollar during the year and translation gains recorded on the Company’s equity investment in its Brazilian affiliate were partially offset by the unfavorable foreign currency effects on the Company’s foreign-denominated borrowings.
In fiscal 2005, the treasury stock activity consisted of stock purchases totaling $1.6 million, or 51,000 shares, to satisfy employee income tax and other withholding requirements upon the vesting of stock awards. In addition, 505,000 new shares of common stock were issued to satisfy stock option exercises and stock awards granted. The Company is not currently utilizing treasury shares for employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 34,531,000 shares.
In fiscal 2004, the treasury stock activity consisted of purchases and stock award forfeitures totaling $0.4 million, or 17,000 shares. In addition, 321,000 new shares of common stock were issued to satisfy stock option exercises and stock awards granted. The number of shares of common stock outstanding at year-end increased to 34,077,000 shares.
In fiscal 2003, the treasury stock activity consisted of offsetting purchases and uses, each totaling $1.1 million, or 45,000 shares. As in the past, treasury shares were used to satisfy requirements for stock option exercises. In addition, 302,000 new shares of common stock were issued to satisfy stock option exercises, stock awards granted, and employee stock-purchase plans. The number of shares of common stock outstanding at year-end increased to 33,773,000 shares.
Book value per share increased 11%, or $1.90, to $19.11 during fiscal 2005.

Net Cash Provided by Operating Activities
Net cash provided by operating activities in fiscal 2005 was a record $155.7 million, up $46.5 million from the prior year of $109.2 million. This is the fifth consecutive year that Modine has reported operating cash flows above $100 million. Major factors contributing to the increase were higher net earnings of $21.2 million, which included earnings from the date of acquisition, on a one-month lag, for the newly acquired WiniaMando businesses located in Korea and China, and one month of earnings from the acquired Transpro Jackson, Mississippi facility. Other major factors included a reduction in inventory, year-over-year, of $8.5 million, an increase in depreciation and amortization of $7.1 million, and an increase in unfunded pension expense of $6.6 million over the prior year. Other increases included $5.4 million in other current assets, due primarily to the acquisition of the Korean assets, and $5.1 million of accrued compensation and employee benefits, composed of $1.7 million from the Korean acquisition, and changes in the timing of actual remittances. These changes were offset by a $13.5 million decrease in accounts payable due to variations in the timing of purchasing activities. The remaining net increase of $6.1 million was due to smaller changes in a number of other categories.
Net cash provided by operating activities in fiscal 2004 was $109.2 million, down $1.3 million from the prior year of $110.5 million. Major positive influences contributing to the overall change were higher net earnings of $27.8 million, an increase in depreciation and amortization of $6.6 million, and a reduction in inventory, year-over-year, of $4.0 million. These changes were more than offset by a year-over-year increase in accounts receivable of $19.2 million as a result of higher sales volumes, a $22.8 million goodwill impairment non-cash charge taken in fiscal 2003 as a result of the cumulative effect of an accounting change, and a $5.5 million year-over-year change in (gains)/losses from the disposition of property, plant and equipment and the sale of a business in the prior year.
Net cash provided by operating activities in fiscal 2003 was $110.6 million, down $21.0 million from the prior year record of $131.6 million. Major items contributing to the overall change were lower earnings after the cumulative effect of the accounting change, increased inventories compared to a significant reduction in the prior year, and lower non-cash restructuring charges. These items were offset in part by the non-cash expense of $22.8 million from the cumulative effect of an accounting change upon adoption of SFAS No. 142, increases in deferred income taxes, and non-cash losses reported on the disposition of property, plant, and equipment.

Capital Expenditures
Capital expenditures for fiscal 2005 were $68.6 million, which was $4.0 million lower than the prior year. Significant capital spending items included $4.3 million of spending in Wackersdorf and Pliezhausen, Germany to supply BMW programs; $1.4 million of carryover expenditures related to fiscal 2004’s European wind tunnel project; and new machinery, equipment and tooling to support new and existing Truck Division products and customers such as the John Deere EGR program and CAC redesign project. Other significant expenditures included tooling and equipment for the Heavy-Duty Division’s global aluminum radiator program and the HVAC&R Division’s PF2 program. North American additions were $28.3 million, European additions totaled $35.1 million, and Asian additions were $5.2 million. The Company anticipates that it will continue to incur capital expenditures for new equipment and tooling, customer-specific tooling, and process improvements at existing facilities throughout the world. These expenditures are expected to be marginally higher than depreciation expense in fiscal 2006.
Capital expenditures for fiscal 2004 were $72.5 million, $22.0 million higher than the prior year. Major areas of capital spending included continued spending on a new assembly plant in Wackersdorf, Germany to supply BMW programs; ongoing expenditures for the wind tunnel, new Technical Center and administration building in Bonlanden, Germany; and costs associated with the purchase of new equipment and tooling for new customer programs and process improvements at Company facilities around the world.
Capital expenditures for fiscal 2003 were $50.5 million, $14.7 million higher than the prior year. Major areas of capital spending included a new assembly plant under construction in Europe to supply BMW programs; continued expenditures for the new Technical Center and administration building in Germany; and costs associated with the purchase of new equipment and process improvements throughout the world.

Acquisitions And Investments In Affiliates
During fiscal 2005, Modine spent $102.2 million on four acquisitions: $16.6 million on the purchase of a 100% interest in Transpro’s heavy-duty original equipment facility in Jackson, Mississippi, and $85.6 million on a three-tiered acquisition of WiniaMando’s Korea- and China-based operations. The acquisition of the WiniaMando operations resulted in two wholly owned facilities in Asan City, South Korea and Shanghai, China, as well as a 50% interest in a joint venture in Hefei, China. Refer to Note 12 for further details. There were no acquisitions in the previous two fiscal years.

Proceeds From The Sale Of Business And Disposition Of Assets
During fiscal 2005, Modine received $2.0 million in proceeds from the disposition of assets, including $0.6 million from the sale of equipment related to the Guaymas, Mexico facility closure, $0.8 million from an OEM, customer-specific tooling buyout, and $0.6 million for the sales of other equipment.
During fiscal 2004, Modine received $4.8 million in proceeds from the disposition of assets, including the sales of its facilities located in St. Paul, Minnesota for $2.0 million, LaPorte, Indiana for $1.3 million, and Strongsville, Ohio for $0.8 million, as well as $0.7 million for the sales of other equipment.
During fiscal 2003, Modine received proceeds of $2.0 million from the sale of its wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd. In addition, the Company received $3.1 million in proceeds from the disposition of other assets, including the sale of its facility located in Knoxville, Tennessee for $2.3 million and various equipment related to the restructuring plan announced in fiscal 2002.

Changes in Debt: Short- And Long-Term
In fiscal 2005, Company debt decreased $104.8 million, due largely to $24.8 million in repayments of long-term debt in the European Operations segment, as well as repayments of $80.0 million on the existing bank revolver. These reductions in long-term debt were offset by a $115.0 million increase, which included $44.0 million re-borrowed against the upgraded revolving credit facility as described below, $49.0 million to finance the acquisition of the ACC Division of WiniaMando Inc., and $17.0 million to finance the acquisition of Transpro’s Jackson, Mississippi facility. The remaining $5.0 million was borrowed on the multi-bank revolver to satisfy working capital requirements. In October 2004, Modine’s $150.0 million multi-currency, revolving credit facility, which was due to expire in April 2005, was amended and restated for an extension of five years and an increase to $200.0 million, with an additional feature that allows another $75.0 million to be borrowed. In conjunction with the facility’s modification, $44.0 million was paid on the original loan, and another $44.0 million re-borrowed against the upgraded facility. Both the pay-down and re-borrowing are reflected in the increases and decreases above, and resulted in no impact on the Company’s outstanding debt. The revolving credit facility is structured with specific terms which are further detailed in Note 17.
In fiscal 2004, Company debt decreased $33.9 million due to repayments of long-term debt consisting of $18.0 million on the existing bank revolver, $0.5 million related to the fiscal 1999 acquisition of Core Holdings, Inc., $9.8 million representing the Company’s final payment for its 50% share purchase, in fiscal 1999, of Radiadores Visconde, Ltda. in Brazil, and $5.6 million in scheduled payments and early repayments of European debt.
In fiscal 2003, Company debt decreased $55.8 million due to repayments of $55.0 million of long-term debt and all outstanding short-term debt. Improved working capital and closely monitored capital expenditure requirements allowed for the reduction of outstanding debt. In April 2002, Modine entered into a new $150.0 million multi-currency, revolving credit facility. Initially, $64.0 million was borrowed against this new facility and used to pay down existing debt.

Treasury Stock
Treasury stock activity is detailed in the Shareholders’ Equity section of Management’s Discussion and Analysis, with additional detail provided in Note 21 to the fiscal 2005 Consolidated Financial Statements.

Dividends Paid And Shareholders’ Rights Redemption
Dividends for fiscal 2005 totaled $21.6 million, or 63 cents per share. This is an increase of 8 cents per share over the previous year. During the first quarter of fiscal 2005, the Company made effective a 15.25 cents per share quarterly rate, and in December 2004, announced that it was increasing the quarterly rate to 16.25 cents per share, which continued through the fourth quarter. Dividends for fiscal 2004 totaled $18.7 million, or 55 cents per share. This was an increase of 5 cents per share over the previous year and included a full year at the 13.75 cents quarterly rate, which was effective in the first quarter of fiscal 2004. Dividends for fiscal 2003 totaled $16.8 million, or 50 cents per share. This was a decrease of 37.5 cents per share over the previous year and included a full year at the 12.5 cents quarterly rate, which was effective in the fourth quarter of fiscal 2002.
The Shareholder Rights Plan (“Poison Pill”) was terminated during fiscal 2003 by redeeming the rights through a cash payment of $.0125 per share, or $0.4 million. See Note 22 to the fiscal 2005 Consolidated Financial Statements for further detail.

Liquidity
The primary sources of liquidity are cash flow from operating activities and borrowings under committed and uncommitted lines of credit provided by banks in the United States and abroad. The Company expects to meet its future operating, capital expenditure and strategic business opportunity costs primarily through a combination of these sources.
Over the past five years, cash flows from operating activities have exceeded $100 million. As a result, the balance sheet and financial position continues to strengthen, providing the Company with the ability to pursue growth opportunities while preserving financial flexibility. The Company expects cash flows to remain strong in fiscal 2006. Working capital continues to be a key management focus. Compared with the prior year, days sales outstanding increased five days to 54 days while inventory turns increased from 7.3 to 8.8. Both of these increases were primarily driven by the ACC acquisition.
Cash decreased $14.7 million to $55.1 million at fiscal 2005 year-end. Total debt increased $17.7 million to $105.6 million, due primarily to the acquisitions of WiniaMando’s ACC Division and Transpro’s Jackson, Mississippi manufacturing plant, which were financed by a drawdown of surplus cash and the use of existing lines of credit. With respect to fiscal 2006, the Company completed the acquisition of Airedale International Air Conditioning Limited of Leeds, U.K. in May 2005 for $38 million, and the Board of Directors announced its authorization of the repurchase of up to 5% of the Company’s outstanding shares over the next 18 months as well as the indefinite buyback of additional shares in an attempt to offset any dilution from Modine’s incentive stock plans. These transactions will be financed through a combination of surplus cash generated by operations and borrowing from the Company’s existing revolving credit agreement. In September 2005, a $64.8 million euro-denominated note will mature that the Company plans on refinancing at maturity. It is anticipated that all other scheduled debt repayments in fiscal 2006 will be funded through funds generated by operations.
The ratio of Modine’s total debt to capital was 13.8% at the end of fiscal 2005 compared to 13.0% at the end of fiscal 2004.
Worldwide, Modine had approximately $218.8 million in unused lines of credit at March 31, 2005, compared with $213 million at March 31, 2004. In October 2004, Modine’s $150.0 million multi-currency, revolving credit facility, which was due to expire in April 2005, was amended and restated for an extension of five years and increased to $200.0 million, with an additional accordion feature that allows another $75.0 million to be borrowed. The revolving credit facility is structured with specific terms which are further detailed in Note 17.
The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of March 31, 2005.

Contractual Obligations
March 31, 2005 (in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$105,636	$64,912	$3,263	$35,343	$2,118
Operating leases	20,037	7,594	7,528	3,763	1,152
Capital expenditure commitments	21,496	21,496	—	—	—
Other long-term obligations	5,116	55	110	110	4,841
Total contractual obligations	$152,285	$94,057	$10,901	$39,216	$8,111

Other Commercial Commitments
March 31, 2005 (in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Maximum loan commitment	$165,000	$—	$—	$165,000	$—
Standby letters of credit	5,947	1,657	4,290	—	—
Maximum guarantees and
indemnification	14,171	914	—	—	13,257
Surety bonds	505	505	—	—	—
Total other commercial commitments	$185,623	$3,076	$4,290	$165,000	$13,257

Forward-Looking Statements
This report contains statements, including information about future financial performance, accompanied by phrases such as “believes,”“estimates,”“expects,”“plans,”“anticipates,”“will,”“intends,” and other similar “forward-looking” statements, as defined in the Private Securities Litigation Reform Act of 1995. Modine’s actual results, performance or achievements may differ materially from those expressed or implied in these statements, because of certain risks and uncertainties, including, but not limited to, the following:

• Customers’ abilities to maintain their market shares and achieve anticipated growth rates for new products, particularly as they experience pricing pressures and excess capacity issues.

• Modine’s ability to maintain current programs and compete effectively for new business, including our ability to offset or otherwise address increasing pricing pressures from our competitors and cost-downs from our customers.

• Modine’s ability to pass increasing costs, particularly raw material costs, on to our customers in a timely manner and increases in production or material costs that cannot be recouped in product pricing.

• Modine’s ability to consummate and successfully integrate proposed business development opportunities and not disrupt or overtax its resources in accomplishing such tasks.

• The effect of the weather on market demand, which directly impacts sales.

• Unanticipated problems with suppliers’ abilities to meet Modine’s demands.

• Customers’ actual production demand for new products and technologies, including market acceptance of a particular vehicle model or engine.

• The impact of environmental laws and regulations on Modine’s business and the business of Modine’s customers, including Modine’s ability to take advantage of opportunities to supply alternative new technologies to meet environmental emissions standards.

• Economic, social and political conditions, changes and challenges in the markets where Modine operates and competes (including currency exchange rates, tariffs, inflation, changes in interest rates, recession, and restrictions associated with importing and exporting and foreign ownership).

• The cyclical nature of the vehicular industry.

• Changes in the anticipated sales mix.

• The market’s narrow association of Modine with a particular industry, such as the automobile industry, which could have an adverse effect on Modine’s stock price.

• Work stoppages or interference at Modine or Modine’s major customers.

• Unanticipated product or manufacturing difficulties, including unanticipated warranty claims.

• Unanticipated delays or modifications initiated by major customers with respect to product applications or requirements.

• Costs and other effects of unanticipated litigation or claims, and the increasing pressures associated with rising health care and insurance costs and reductions in pension credit.

• Other risks and uncertainties identified by the Company in public filings with the U.S. Securities and Exchange Commission.

Modine does not assume any obligation to update any of these forward-looking statements.

MODINE MANUFACTURING COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended March 31, 2005, 2004 and 2003
(In thousands, except per-share amounts)
_____________________

	2005	2004	2003

Net sales	$1,543,930	$1,199,799	$1,092,075

Cost of sales	1,193,821	914,569	826,417

Gross profit	350,109	285,230	265,658

Selling, general and administrative expenses	264,088	235,283	214,121

Restructuring charges (income)	1,031	(119)	(1,555)

Income from operations	84,990	50,066	53,092

Interest expense	(6,365)	(5,429)	(6,026)

Other income—net	18,251	19,074	7,961

Earnings before income taxes and the
cumulative effect of accounting change	96,876	63,711	55,027

Provision for income taxes	35,214	23,274	20,669

Earnings before cumulative effect of
accounting change	61,662	40,437	34,358

Cumulative effect of change in accounting for goodwill
impairment (net of $1,136 income tax benefit)	—	—	(21,692)

Net earnings	$61,662	$40,437	$12,666

Net earnings per share of common stock—basic:

Before cumulative effect of accounting change	$1.81	$1.19	$1.03

Cumulative effect of accounting change	—	—	(0.65)

Net earnings—basic	$1.81	$1.19	$0.38

Net earnings per share of common stock—diluted:

Before cumulative effect of accounting change	$1.79	$1.19	$1.02

Cumulative effect of accounting change	—	—	(0.64)

Net earnings—diluted	$1.79	$1.19	$0.38

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

March 31, 2005 and 2004
(In thousands, except per-share amounts)
_____________________

Assets	2005	2004
Current assets:
Cash and cash equivalents	$55,091	$69,758
Trade receivables, less allowance for doubtful accounts
of $3,213 and $3,505	251,734	180,163
Inventories	149,781	136,441
Deferred income taxes and other current assets	52,724	53,331

Total current assets	509,330	439,693

Noncurrent assets:
Property, plant and equipment—net	496,180	397,697
Investment in affiliates	35,033	28,095
Goodwill	35,818	32,609
Other intangible assets—net	3,676	3,791
Prepaid pension costs	64,236	66,762
Other noncurrent assets	7,882	7,876

Total noncurrent assets	642,825	536,830

Total assets	$1,152,155	$976,523

Liabilities and shareholders’ equity

Current liabilities:
Long-term debt—current portion	$64,912	$3,024
Accounts payable	159,876	105,751
Accrued compensation and employee benefits	60,094	52,867
Income taxes	17,979	12,162
Accrued expenses and other current liabilities	42,233	36,745

Total current liabilities	345,094	210,549
Noncurrent liabilities:
Long-term debt	40,724	84,885
Deferred income taxes	44,072	42,774
Pensions	29,849	24,751
Other postretirement benefits	22,341	22,294
Other noncurrent liabilities	10,295	4,729

Total noncurrent liabilities	147,281	179,433

Total liabilities	492,375	389,982

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred stock, $0.025 par value, authorized 16,000 shares,
issued—none	—	—
Common stock, $0.625 par value, authorized 80,000 shares,
issued 34,871 and 34,366 shares	21,794	21,478
Additional paid-in capital	44,559	30,912
Retained earnings	575,937	535,885
Accumulated other comprehensive income	31,991	9,974
Treasury stock at cost: 340 and 289 common shares	(9,083)	(7,492)
Restricted stock—unamortized value	(5,418)	(4,216)
Total shareholders’ equity	659,780	586,541
Total liabilities and shareholders’ equity	$1,152,155	$976,523

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2005, 2004 and 2003
(In thousands)
_____________________

	2005	2004	2003
Cash flows from operating activities:

Net earnings	$61,662	$40,437	$12,666

Adjustments to reconcile net earnings with cash provided by operating activities
Depreciation and amortization	68,494	61,421	54,810
Loss on sale of business	—	—	1,726
Pensions	6,074	(568)	(2,829)
Loss/(gain) from disposition of property, plant and equipment	610	(2,224)	1,565
Deferred income taxes	8,582	5,373	7,820
Provision for losses on accounts receivable	1,332	1,681	1,233
Undistributed (earnings) of affiliates, net of dividends received	(4,139)	(1,894)	(1,402)
Restructuring	—	(119)	(1,555)
Cumulative effect of change in accounting	—	—	22,828
Other—net	(3,223)	1,304	2,828

	139,392	105,411	99,690

Change in operating assets and liabilities excluding acquisitions and dispositions
Trade receivables	(6,708)	(10,129)	9,082
Inventories	9,168	620	(3,420)
Other current assets	5,891	508	(323)
Accounts payable	(1,395)	12,149	5,855
Accrued compensation and employee benefits	4,172	(608)	(3,759)
Income taxes	4,857	3,469	1,739
Accrued expenses and other current liabilities	371	(2,206)	1,714

Net cash provided by operating activities	155,748	109,214	110,578

Cash flows from investing activities:
Expenditures for property, plant and equipment	(68,567)	(72,534)	(50,519)
Acquisitions, net of cash acquired	(100,026)	—	—
Proceeds from sale of business	—	—	1,954
Proceeds from dispositions of assets	2,022	4,777	3,138
Investments in affiliates	(2,246)	—	—
Increase in deferred charges and other noncurrent assets	(1,516)	(589)	(623)
Other—net	—	3	9

Net cash (used for) investing activities	(170,333)	(68,343)	(46,041)

Cash flows from financing activities:
Decrease in short-term debt—net	—	—	(814)
Additions to long-term debt	115,000	—	66,762
Reductions of long-term debt	(104,754)	(33,892)	(121,762)
Issuance of common stock, including treasury stock	9,971	3,703	3,844
Purchase of treasury stock	(1,591)	(269)	(1,135)
Cash dividends paid	(21,610)	(18,666)	(16,834)
Shareholders’ rights redemption	—	—	(420)
Other—net	(1,285)	(1,037)	3,478

Net cash (used for) financing activities	(4,269)	(50,160)	(66,881)

Effect of exchange-rate changes on cash	4,187	5,401	4,934

Net (decrease)/increase in cash and cash equivalents	(14,667)	(3,888)	2,590

Cash and cash equivalents at beginning of year	69,758	73,646	71,056

Cash and cash equivalents at end of year	$55,091	$69,758	$73,646

Cash paid during the year for:
Interest, net of amounts capitalized	$6,428	$5,235	$6,020
Income taxes	$18,742	$8,720	$14,898

The notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

For the years ended March 31, 2005, 2004 and 2003
(In thousands, except per-share amounts)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Restricted stock— unamortized value	Total

Balance, March 31, 2002	$21,089	$19,166	$518,900	$(33,494)	$(6,976)	$(2,686)	$515,999

Comprehensive income:
Net earnings	—	—	12,666	—	—	—	12,666
Foreign-currency translation	—	—	—	20,450	—	—	20,450
Minimum pension liability
(net of taxes of $3,068)	—	—	—	(5,669)	—	—	(5,669)
Total comprehensive income							27,447

Cash dividends, $0.50 per share	—	—	(16,834)	—	—	—	(16,834)
Shareholders’ rights redemption,
$0.0125 per share	—	—	(420)	—	—	—	(420)
Purchase of treasury stock	—	—	—	—	(1,135)	—	(1,135)
Stock options and awards
including related tax benefits	186	5,071	(203)	—	1,067	(2,015)	4,106
Employee stock-purchase and
—ownership plans	3	123	—	—	—	—	126
Amortization of deferred compensation
under restricted stock plans	—	—	—	—	—	1,098	1,098

Balance, March 31, 2003	21,278	24,360	514,109	(18,713)	(7,044)	(3,603)	530,387

Comprehensive income:
Net earnings	—	—	40,437	—	—	—	40,437
Foreign-currency translation	—	—	—	28,528	—	—	28,528
Minimum pension liability
(net of taxes of ($143))	—	—	—	159	—	—	159

Total comprehensive income							69,124

Cash dividends, $0.55 per share	—	—	(18,666)	—	—	—	(18,666)
Purchase of treasury stock	—	—	—	—	(269)	—	(269)
Stock options and awards
including related tax benefits	200	6,552	5	—	(179)	(2,389)	4,189
Amortization of deferred compensation
under restricted stock plans	—	—	—	—	—	1,776	1,776

Balance, March 31, 2004	21,478	30,912	535,885	9,974	(7,492)	(4,216)	586,541

Comprehensive income:
Net earnings	—	—	61,662	—	—	—	61,662
Foreign-currency translation	—	—	—	23,342	—	—	23,342
Minimum pension liability
(net of taxes of $828)	—	—	—	(1,325)	—	—	(1,325)

Total comprehensive income							83,679

Cash dividends, $0.63 per share	—	—	(21,610)	—	—	—	(21,610)
Purchase of treasury stock	—	—	—	—	(1,591)	—	(1,591)
Stock options and awards including
related tax benefits	316	13,647	—	—	—	(3,062)	10,901
Amortization of deferred compensation
under restricted stock plans	—	—	—	—	—	1,860	1,860

Balance, March 31, 2005	$21,794	$44,559	$575,937	$31,991	$(9,083)	$(5,418)	$659,780

These notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies

Nature of operations: Modine Manufacturing Company (Modine or the Company) specializes in thermal management systems and components, bringing heating and cooling technology and solutions to diversified global markets. The Company is a leading global developer, manufacturer and marketer of heat exchangers and systems for use in on-highway and off-highway original equipment manufacturer (OEM) vehicular applications, and for sale to the automotive aftermarket (as replacement parts) and to a wide array of building, industrial, refrigeration, fuel cell, electronics and telecommunications markets. Product lines include radiators and radiator cores, vehicular air conditioning, oil coolers, charge air coolers, heat-transfer packages and modules, building heating, ventilating and air conditioning (HVAC) equipment, exhaust gas recirculation (EGR) coolers and electronics cooling solutions.

Basis of presentation: The consolidated financial statements are prepared in conformity with generally accepted accounting principles in the United States. These principles require management to make certain estimates and assumptions in determining Modine’s assets, liabilities, revenue, expenses and related disclosures. Actual amounts could differ from those estimates.

Consolidation principles: The consolidated financial statements include the accounts of Modine Manufacturing Company and its majority-owned or Modine-controlled subsidiaries. Material intercompany transactions and balances are eliminated in consolidation. Operations of subsidiaries outside the United States and Canada are predominately included for periods ending one month prior to Modine’s year end in order to ensure timely preparation of the consolidated financial statements. Investments in non-consolidated affiliated companies in which ownership is 20% or more are accounted for by the equity method. The investments are stated at cost plus or minus a proportionate share of the undistributed net income (loss). Modine’s share of the affiliates’ net income (loss) is reflected in “other income—net”. Also see Note 11.

Revenue recognition: Sales revenue is recognized at the time of product shipment to customers when title and risk of loss pass to customers, selling prices are fixed or determinable and collectibility from the customer is reasonably assured. Appropriate provisions are made for uncollectible accounts based on historical data or specific customer economic data.

Sales discounts: Sales discounts, which are allowed for prompt payment of invoices by customers, are recorded as a reduction to “net sales”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

Sales incentives: The Company offers a number of sales incentive programs to its customers. These programs include volume incentives, sales rebates and advertising and marketing allowances. The programs are based upon varying criteria that are tailored to a particular market or customer base. These sales incentives may be netted directly against sales at the time of invoicing, as in the case of volume discounts applicable at the time of the customer order, or, in the case of sales rebates, recorded as a reduction to “net sales” with a liability recognized in "accrued expenses and other current liabilities." Sales rebate accruals are established based upon actual or historical sales volume, depending upon the program, and the purchase of qualifying products, or may be based upon a fixed percentage of sales as defined in certain customer agreements. In certain instances fixed percentage sales rebates are granted to certain customers who waive their rights to present warranty claims. All sales rebate accruals are reviewed periodically and adjusted if necessary. In addition, the Company also offers advertising and marketing allowances which are reported as “selling, general and administrative expenses.” Customers under these programs are required to attain specified volume levels and/or submit proof of mutually beneficial advertising programs or marketing efforts, such as trade show participation, in order to qualify for payment under these programs. In other instances, the Company offers advertising and marketing allowances as a fixed percentage of sales with no obligation by the customer to submit proof of advertising expenditures. In these instances, these allowances are recorded as a reduction to “net sales.”

Warranty: Modine provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Warranty expense is generally provided based upon historical and current claim data. Accrual balances are monitored and adjusted when it becomes probable that expected claims will differ from existing estimates. Accruals are recorded as current liabilities under the caption "accrued expenses and other current liabilities." Also see Note 20.

Shipping and handling costs: Shipping costs for inbound freight are treated as product cost. Modine currently includes certain shipping and handling costs, primarily from the Distributed Products reporting segment, as part of "selling, general and administrative expenses" on the consolidated statements of earnings. These costs include costs to physically move finished goods from the Company's distribution or manufacturing facilities to the customer, as well as costs incurred to move products between facilities within Modine's distribution system. For the years ended March 31, 2005, 2004 and 2003, these shipping and handling costs were $9,733,000, $9,863,000 and $10,071,000, respectively.

Revenue recognition under licensing arrangements (royalty payments): Revenues under various licensing agreements are recognized when earned except in those cases where collection is uncertain, or the amount cannot reasonably be estimated until formal accounting reports are received from the licensee as provided for under the provisions of the licensing agreement. Licensing revenue is recorded in the statement of earnings under the caption "other income - net".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

Translation of foreign currencies: Assets and liabilities of foreign subsidiaries and equity investments are translated into U.S. dollars at the period-end exchange rates, and income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reported as a component of “accumulated other comprehensive income” included in the shareholders' equity section of the balance sheet. Foreign currency transaction gains or losses are included in the statement of earnings under the caption “other income—net”.

Forward exchange contracts: Foreign exchange options and forward contracts on foreign currencies are entered into by Modine as hedges against the impact of currency fluctuations on certain sales and purchase transactions and are not used to engage in speculation.

Income taxes: Deferred tax assets and liabilities are determined based on the difference between the amounts reported in the financial statements and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is established if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Also see Note 6.

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

Trade receivables and allowance for doubtful accounts: Trade receivables are recorded at the invoiced amount and do not bear interest if paid according to the original terms. The allowance for doubtful accounts is Modine’s best estimate of the uncollectible amount contained in the existing trade receivables balance. The allowance is based on historical write-off experience and specific customer economic data. The allowance for doubtful accounts is reviewed periodically and adjusted as necessary. Utilizing an age and size based criteria, certain individual accounts are reviewed for collectibility, while all other accounts are reviewed on a pooled basis. Receivables are charged off against the allowance when it is probable and to the extent that funds will not be collected. There was no off-balance sheet credit exposure related to Modine’s trade receivables at March 31, 2005.

The analysis of the allowance for doubtful accounts for the years ended March 31, 2005, 2004 and 2003 is a follows:

(dollars in thousands)	Balance at the beginning of the year	Additions	Write-offs, net of recoveries	Foreign currency translation	Balance at the end of the year

Fiscal 2005	$3,505	$1,695	$2,065	$78	$3,213
Fiscal 2004	$2,687	$1,681	$1,078	$215	$3,505
Fiscal 2003	$3,217	$1,233	$1,693	$(70)	(70)$2,687

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

Inventories: Inventories are valued at the lower of cost, on a first-in, first-out basis, or market value.

Property, plant and equipment: These assets are stated at cost. For financial reporting purposes, depreciation is computed using, principally, the straight-line method over the expected useful life of the asset. Maintenance and repair costs are charged to operations as incurred. Costs of improvements are capitalized. Upon the sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts and the gain or loss is included in the statement of earnings.

Goodwill: At the beginning of fiscal 2003, Modine adopted Statement of Financial Accounting Standard (SFAS) No. 142 “Goodwill and Other Intangible Assets.” Under this standard, goodwill is considered to have an indefinite life and is not amortized. Instead, goodwill is tested for impairment on an annual basis, unless conditions exist which would require a more frequent evaluation. Goodwill impairment is assessed in each reporting unit by comparing the net book value of the reporting unit to its fair value, which is estimated based on the present value of expected future cash flows. An impairment loss is recognized when the book value of goodwill exceeds the fair value.

Intangible assets: Costs of acquired patents and product technology are amortized using the straight-line method over the shorter of their estimated useful life or 15 years. Non-compete agreements are amortized over the life of the agreement. The Company does not capitalize its research and development costs.

Impairment of long-lived and amortized intangible assets: When facts and circumstances indicate that the carrying value of long-lived assets, including amortized intangibles, may be impaired, an evaluation of recoverability is performed by comparing the net book value of the assets with the estimated future undiscounted cash flows, in addition to other quantitative and qualitative analyses. If an impairment has occurred, a write-down to market value or the discounted cash flow value is made and the impairment loss is recognized as a charge against current operations.

Environmental expenditures: Environmental expenditures related to current operations that qualify as property, plant and equipment or that substantially increase the economic value or extend the useful life of an asset are capitalized. All other expenditures are expensed as incurred. Environmental expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Self-insurance reserves: The Company retains much of the financial risk for insuring automobile, property, general liability, worker’s compensation and employee group health claims. Operations are charged with the cost of claims reported and an estimate of claims incurred but not recorded. Self-insurance accruals include estimated settlements for known claims, as well as accruals of estimates, some of which are actuarially determined, of incurred but not reported claims. The determination of insurance claims and the appropriateness of the related liability accruals are reviewed and updated at regular intervals.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

Stock-based compensation: Stock-based compensation is recognized by the Company using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of Modine stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation costs for restricted stock awards are recognized as an expense over the vesting period of the award. If the fair-value-based method of accounting for the stock option grants for the periods shown had been applied in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", requiring SFAS No. 123 pro forma disclosure, Modine's net earnings and net earnings per share would have been reduced, as summarized in the following table, for the years ended March 31, 2005, 2004 and 2003:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

	(In thousands, except per-share amounts)
Years ended March 31	2005		2004		2003

Net earnings before cumulative effect of accounting change as reported	$61,662		$40,437		$34,358
Compensation expense for stock awards as reported, net of tax	1,856		1,764		1,093
Stock compensation expense under fair value method, net of tax	(5,013)		(5,218)		(3,152)

Net earnings before cumulative effect of accounting change, pro forma	$58,505		$36,983		$32,299
Net earnings as reported	$61,662		$40,437		$12,666
Compensation expense for stock awards as reported, net of tax	1,856		1,764		1,093
Stock compensation expense under fair value method, net of tax	(5,013)		(5,218)		(3,152)

Net earnings, pro forma	$58,505	$$	36,983	$$	10,607
Net earnings per share-before cumulative effect of accounting change (basic), as reported	$1.81		$1.19		$1.03
Net earnings per share-before cumulative effect of accounting change (basic), pro forma	1.72		1.09		0.97
Net earnings per share (basic), as reported	$1.81		$1.19		$0.38
Net earnings per share (basic), pro forma	1.72		1.09		0.32

Net earnings per share-before cumulative effect of accounting change (diluted), as reported	$1.79		$1.19		$1.02
Net earnings per share-before cumulative effect of accounting change (diluted), pro forma	1.70		1.09		0.96
Net earnings per share (diluted), as reported	$1.79		$1.19		$0.38
Net earnings per share (diluted), pro forma	1.70		1.09		0.31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

The fair value of the option grants were estimated using the Black-Scholes option-pricing model. The weighted average of the fair value per option and the valuation assumptions used for the years ended March 31, 2005, 2004 and 2003 were as follows:

Years ended March 31	2005	2004	2003

Fair value per option	$9.00	$8.14	$5.72

Valuation assumptions:
Risk-free interest rate	3.7%	3.5%	3.8%
Stock volatility	36.3%	36.1%	36.5%
Dividend yield	2.9%	3.0%	3.0%
Expected option life - years	5.0s	6.0	6.0

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

Accounting standards changes and new pronouncements: In May 2004, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The Medicare Prescription Drug, Improvement and Modernization Act of 2003, (the Modernization Act) introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of post-retirement health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 superseded FSP 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which was issued in January 2004 and permitted a sponsor of a post-retirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Modernization Act. The Company elected the one-time deferral allowed under FSP 106-1 and as a result any measures of the accumulated post-retirement benefit obligation or net periodic post-retirement benefit cost were not previously reflected in the financial statements or the accompanying notes. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2, including those who are unable to determine whether benefits provided under its plan are actuarially equivalent to Medicare Part D. FSP 106-2 became effective and was adopted by the Company in the second quarter of fiscal 2005. Accordingly, the information required by FSP 106-2 is presented in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

On October 22, 2004, the American Jobs Creation Act of 2004, (the Act), was signed into law. The Act provides for a one-time special dividends received deduction for certain qualifying dividends from controlled foreign corporations. The Company may elect to apply this provision to qualifying repatriations of foreign earnings in fiscal 2006 and is conducting analysis of its effects. Certain clarifying language on key elements of the provision was provided by the U.S. Treasury and is currently under consideration as part of the Company’s evaluation. The Company expects to complete its evaluation of the effects of the repatriation provision during fiscal year 2006. Accordingly, the Company has not determined what actions it might take in response to the Act or the impact, if any, the Act may have on the income tax provision.

In addition, the Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. Under guidance in FSP No. 109-1, Application of SFAS No. 109, “Accounting for Income Taxes,” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, the deduction will be treated as a “special deduction” as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which earned. The Company is currently evaluating whether its production activities qualify for these special deductions. If the production activities qualify under the Act, the first time the Company could benefit from this provision would be in its fiscal 2006 when it files its next tax return.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs - An Amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). The Company is required to adopt the provisions of SFAS No. 151 effective for inventory costs incurred during the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29,” which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for non-monetary asset exchanges occurring in the first quarter of fiscal 2007. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 1: Significant accounting policies, continued

In December 2004, the FASB issued a revised SFAS No. 123(R), “Share-Based Payment.” SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods, or services, or incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS No. 123(R) in the first quarter of fiscal 2007. The Company is evaluating both the impact of SFAS No. 123(R) and the option pricing model it will use, and expects that it will record non-cash stock compensation expenses. If Modine were to continue to utilize the Black-Scholes pricing model it currently uses and continues its current stock option practices, it is estimated that it would have additional annual expenses ranging from $3 million to $6 million. The Company does not expect the adoption of this statement to have a material impact on the Company’s financial condition or cash flows.

Note 2: Research and development costs

Research and development costs charged to operations totaled $32,002,000 in fiscal 2005, $31,414,000 in fiscal 2004 and $27,923,000 in fiscal 2003.

Note 3: Pension and other postretirement benefit plans

Pensions: Modine has several non-contributory defined benefit pension plans that cover most of its domestic employees. The benefits provided are based primarily on years of service and average compensation for the salaried plans and some hourly plans. Other hourly plans are based on a monthly retirement benefit amount. Domestic salaried employees hired after December 31, 2003 will not be covered under any defined benefit plan. These employees will be covered under a defined contribution retirement plan. Modine will make annual contributions based on a percentage of compensation.

On October 4, 2004, Modine announced that effective April 1, 2006, the Modine Salaried Employee Pension Plan, a defined benefit plan, is being modified so that no service performed after March 31, 2006 will be counted when calculating an employee’s years of credited service under the pension plan formula. Modine recorded a curtailment charge of $434,000 in the third quarter of fiscal 2005 to reflect this modification.

Modine’s foreign subsidiaries have defined benefit plans and/or termination indemnity plans covering substantially all of their eligible employees. The benefits under these plans are based on years of service and final average compensation levels or a monthly retirement benefit amount. Funding is limited to statutory requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

Modine has several defined contribution plans that cover most of its domestic employees. These 401(k) and savings plans provide Company matching under various formulas. The cost of Modine’s contributions to the plans (including retirement plans discussed in Note 24) for fiscal 2005, 2004 and 2003 were $3,896,000, $3,214,000 and $3,266,000, respectively.

Other postretirement plans: Modine and certain of its domestic subsidiaries provide selected healthcare and life-insurance benefits for retired employees. Designated employees may become eligible for those benefits when they retire. These plans are unfunded. Modine periodically amends the plans, changing the contribution rate of retirees and the amounts and forms of coverage. An annual limit on Modine’s liability (a “cap”) was established for most plans between fiscal 1994 and fiscal 1996 after original recognition of the liability in fiscal 1993. It maximizes future costs at 200% of Modine’s then-current cost. These changes reduced the accrued obligation, and the reduction is being amortized as a component of the benefit cost.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retirement medical plans with prescription drug coverage when the benefit is at least actuarially equivalent to Medicare Part D.

Certain of Modine’s postretirement benefit plans covering U.S. retirees currently provide certain prescription benefits to eligible participants. The Company’s actuaries have determined that several of the prescription drug plans for retirees and their dependents provide a benefit that is at least actuarially equivalent to Medicare Part D under the Medicare Prescription Drug Improvement and Modernization Act.

Modine adopted FSP 106-2 during the second quarter of fiscal 2005 which reduced the accumulated postretirement benefit cost obligation by $2,237,000. The Company has recorded a $291,000 reduction in interest cost and unrecognized net loss (gain) in the fiscal 2005 financial statements.

Modine uses December 31 as the measurement date for its pension and other postretirement plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

The change in benefit obligations and plan assets as well as the funded status of Modine's pension and other postretirement plans were as fol       lows for the years ended March 31, 2005 and 2004:
 (In thousands)
Pensions			Other postretirement

Years ended March 31	2005	2004	2005		2004
Change in benefit obligation:
Benefit obligation at beginning of year	$226,498	$200,679	$43,193		$39,810
Service cost	7,573	6,628	397		372
Interest cost	14,032	13,298	2,116		2,430
Plan amendments	(4,862)	(70)	430		—
Actuarial loss	20,514	16,290	873		3,700
Medicare subsidy impact	—	—	(2,237)		—
Benefits paid	(13,240)	(13,190)	(3,650)		(3,900)
Settlement	—	511	—		—
Curtailment gain/(loss)	(2,625)	17	—		—
Contributions by plan participants	—	—	916		781
Currency-translation adjustment	1,104	2,335	—		—
Benefit obligation at end of year	$248,994	$226,498	$42,038		$43,193
Change in plan assets:
Fair value of plan assets at beginning of year	$204,807	$177,476			$—
	$—
Actual return on plan assets	18,897	35,549	—		—
Employer contributions	3,244	4,892	2,734		3,119
Contributions by plan participants	—	—	916		781
Benefits paid	(13,240)	(13,190)	(3,650)		(3,900)
Currency-translation adjustment	8	80	—		—
Fair value of plan assets at end of year	$213,716	$204,807	$—	$
—
Funded status:
Funded status at end of year	$(35,278)	$(21,691)	$(42,038)		$(43,194)
Unrecognized net loss	87,963	71,625	15,967		17,806
Unrecognized prior service cost	(2,124)	4,381	315		(122)
Unrecognized net transition obligation	(152)	(116)	—		—
Net amount recognized	$50,409	$54,199	$(25,756)		$(25,510)
Amounts recognized in the balance sheet consist of:
Prepaid benefit cost	$64,236	$66,762	$—		$—
Accrued benefit liability	(29,054)	(25,547)	(25,756)		(25,510)
Intangible asset	2,581	2,491	—		—
Accumulated other comprehensive income	12,646	10,493	—		—
Net amount recognized	$50,409	$54,199	$(25,756)		$(25,510)

Pensions Other postretirement

Years ended March 31 2005 2004 2005 2004

Change in benefit obligation:
Benefit obligation at beginning of year$226,498 $200,679$43,193 $39,810
Service cost7,573 6,628397 372
Interest cost14,032 13,2982,116 2,430
Plan amendments(4,862) (70)430 —
Actuarial loss20,514 16,290873 3,700
Medicare subsidy impact— —(2,237) —
Benefits paid(13,240) (13,190)(3,650) (3,900)
Settlement— 511— —
Curtailment gain/(loss)(2,625) 17— —
Contributions by plan participants— —916 781
Currency-translation adjustment1,104 2,335— —
——————————————————————————————————————————
Benefit obligation at end of year $248,994$226,498 $42,038 $43,193
——————————————————————————————————————————

Change in plan assets:
Fair value of plan assets at beginning of year$204,807 $177,476$ —$ —
Actual return on plan assets18,897 35,549— —
Employer contributions3,244 4,8922,734 3,119
Contributions by plan participants— —916 781
Benefits paid(13,240) (13,190)(3,650) (3,900)
Currency-translation adjustment8 80— —
——————————————————————————————————————————
Fair value of plan assets at end of year $213,716 $204,807$ —  $—
——————————————————————————————————————————

Funded status:
Funded status at end of year$(35,278) $(21,691) $(42,038)$(43,194)
Unrecognized net loss87,963 71,62515,967 17,806
Unrecognized prior service cost(2,124) 4,381315 (122)
Unrecognized net transition obligation(152) (116)— —
——————————————————————————————————————————
Net amount recognized $50,409 $54,199 $(25,756) $(25,510)
——————————————————————————————————————————

Amounts recognized in the balance sheet consist of:
Prepaid benefit cost $64,236 $ 66,762$ — $—
Accrued benefit liability(29,054) (25,547)(25,756) (25,510)
Intangible asset2,581 2,491— —
Accumulated other comprehensive income12,646 10,493— —
——————————————————————————————————————————
Net amount recognized  $50,409 $ 54,199 $(25,756) $(25,510)

——————————————————————————————————————————

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

The accumulated benefit obligation for all defined benefit pension plans was $199,404,000 and $193,892,000 as of March 31, 2005 and 2004, respectively.

Pension plans with accumulated benefit obligations in excess of plan assets for the years ended March 31, 2005 and 2004 consist of the following:

(In thousands)		(In thousands	)
YYears ended March 31	2005	2004
Projected benefit obligations	$57,258	$51,762
Accumulated benefit obligations	55,283	49,607
Fair value of plan assets	28,187	25,644

Costs for Modine’s pension and other postretirement benefit plans include the following components for the years ended March 31, 2005, 2004 and 2003:
(In thousands)

Years ended March 31	2005	2004		2003
Pensions:
Components of net periodic benefit cost (gain):
Service cost	$7,573	$6,628		$5,625
Interest cost	14,032	13,298		12,289
Expected return on plan assets	(19,513)	(19,529)		(20,428)
Amortization of:
Unrecognized net loss	2,425	288		6
Unrecognized prior service cost	488	544		536
Unrecognized net obligation	10	203		10159
203	159
Adjustment for settlement/curtailment	1,081	1,436		—
Net periodic benefit cost (gain)	$6,096	$2,868	$$	(1,813)
Other postretirement plans:
Components of net periodic benefit cost:
Service cost	$397	$372		376
Interest cost	2,116	2,430		2,414
Amortization of:
Unrecognized net loss	476	687		448
Unrecognized prior service cost	(7)	(388)		(462)
Net periodic benefit cost	$2,982	2,982$3,101		$2,776

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

(In thousands)	(In thousands)
Pensions
Years ended March 31	2005	2004
Increase / (decrease) in minimum liability
included in other comprehensive income	$2,153	$(114)

The weighted-average assumptions used to determine Modine’s benefit obligation under the plans for the years ended March 31, 2005 and 2004 are detailed as follows:

	2005		2004

Years ended March 31	U.S. plans	Foreign plans	U.S. plans	Foreign plans
Pensions:
Discount rate	5.75%	5.70%	6.25%	5.89%
Rate of compensation increase	4.00%	4.01%	4.00%	3.52%
Other postretirement plans:
Discount rate	5.75%	6.25%	6.25%
Rate of compensation increase	4.00%	4.00%	4.00%

The weighted-average assumptions used to determine Modine's costs under the plans for the years ended March 31, 2005, 2004 and 2003 are detailed as follows:

	2005		2004		2003
Years ended March 31	U.S.	Foreign	U.S.	Foreign	U.S.	Foreign
	plans	plans	plans	plans	plans	plans
Pensions:
Discount rate	6.25%	5.89%	6.75%	6.33%	7.50%	7.17%
Expected return on plan assets	8.75%	8.13%	8.75%	9.19%	9.00%	11.33%
Rate of compensation increase	4.00%	3.52%	4.00%	3.93%	4.00%	5.03%
Other postretirement plans:
Discount rate	6.25%		6.75%		7.50%
Rate of compensation increase	4.00%		4.00%		4.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

Plan assets in the U.S. defined benefit plans comprise approximately 99% of the Company’s world-wide benefit plan assets.

Modine's U.S. pension plan weighted-average asset allocations at the measurement dates of December 31, 2004 and 2003 by category, and the target allocation for the years ended March 31, 2005 and 2004 are summarized below:

	Target allocation	Plan assets

For fiscal year		2005	2004

Equity securities	55%	62%	64%
Debt securities	40%	33%	31%
Cash	5%	5%	5%

	100%	100%	100%

Due to market conditions and other factors, actual asset allocation may vary from the target allocation outlined above. The assets are periodically rebalanced to the target allocations. Included in the plan assets for fiscal 2005 are 918,000 shares of Modine common stock with a market value of $31,002,000 (15% of total plan assets). For fiscal 2004, the plan held 918,000 shares with a market value of $24,768,000 (12% of total plan assets).

Modine employs a total return investment approach, whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets while avoiding excessive risk. Pension plan guidelines have been established based upon an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

The expected rate of return on U.S. plan assets is based upon historical return experience and forward-looking return expectations for major asset class categories. Modine has reduced this assumption from 8.75%, used to determine fiscal year 2005 U.S. pension plan expense, to 8.50% for fiscal year 2006.

Foreign pension plan assets are invested in debt securities, predominantly in obligations of the foreign subsidiaries’ domestic national governments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 3: Pension and other postretirement benefit plans, continued

With respect to the postretirement plans, for measurement purposes for pre-65 and post-65 benefits, the assumed healthcare cost trend rates for the years ended March 31, 2005 and 2004 were as follows:

Years ended March 31	2005	2004

Healthcare cost trend rate assumed for next year	10%	8%

Ultimate trend rate	5%	5%

Year the rate reaches the ultimate trend rate	2011	2008

Assumed healthcare cost trend rates affect the amounts reported for the healthcare plan. A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	(In thousands)
	One percentage point

	Increase	Decrease

Effect on total of service and interest cost	$86	$(82)
Effect on postretirement benefit obligation	1,356	(1,295)

The funding policy for domestic qualified plans is to contribute annually not less than the minimum required by applicable law and regulation, nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions for these plans to satisfy minimum funding requirements are expected to be $112,000 in fiscal 2006. In addition, Modine expects to contribute $106,000 to its domestic under-funded plans, $296,000 to its foreign pension plans and $2,997,000 to its other postretirement benefit plans in fiscal 2006.

The estimated benefits, which reflect expected future service, as appropriate, expected to be for the next ten fiscal years are as follows:
	(In thousands)
Years ending March 31	Pension	Other postretirement
2006	$12,551	$2,997
2007	11,239	2,817
2008	13,060	2,847
2009	13,574	2,866
2010	15,116	2,876
2011-2015	85,873	14,989

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 4: Leases

Modine leases various facilities and equipment. Rental expense under operating leases totaled $14,368,000 in fiscal 2005, $13,824,000 in fiscal 2004 and $14,068,000 in fiscal 2003.

Future minimum rental commitments at March 31, 2005 under non-cancelable operating leases are as follows:
			(In thousands)
Years ending March 31
2006	$7,594	2009	$1,993
2007	4,540	2010	1,770
2008	2,988	2011 and beyond	1,152
Total future minimal rental commitments			$20,037

Note 5: Other income—net

Other income—net for the years ended March 31, 2005, 2004 and 2003 was comprised of the following:

(In thousands)
Years ended March 31	2005	2004	2003
Royalty income	$4,085	$6,086	$2,653
Equity in earnings of non-consolidated affiliates	5,091	2,406	1,921
Interest income	874	1,264	1,426

Gain (loss) on sales of business and assets	1,003	4,386	(1,655)

Foreign currency transactions	2,844	1,054	107

Other non-operating income—net	4,354	3,878	3,509

Total other income—net	$18,251	$19,074	$7,961

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 6: Income taxes

The U.S. and foreign components of earnings before income taxes and the cumulative effect of accounting change, and the income tax expense for the years ended March 31, 2005, 2004 and 2003 consisted of the following:

(In thousands)
Years ended March 31	2005	2004	2003
Components of earnings before income taxes and
the cumulative effect of accounting change:

United States	$37,368	$17,588	$17,768
Foreign	59,508	46,123	37,259
Total earnings before income taxes and the cumulative effect of accounting change	$96,876	$63,711	$55,027
Income tax expense (benefit):

Federal:

Current	$7,284	$2,029	$1,795
Deferred	4,170	2,561	3,251
State:

Current	2,156	1,579	1,512
Deferred	376	290	386
Foreign:

Current	17,005	14,165	9,669
Deferred	4,223	2,650	4,056
Total income tax expense (benefit)	$35,214	$23,274	$20,669

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 6: Income taxes, continued

Income tax expense (benefit) attributable to earnings before income taxes and the cumulative effect of accounting change differed from the amounts computed by applying the statutory U.S. federal income tax rate for the years ended March 31, 2005, 2004 and 2003 as a result of the following:

Years ended March 31	2005	2004	2003
2003

Statutory federal tax	35.0%	35.0%	35.0%

State taxes, net of federal benefit	1.6	1.9	2.6

Non-deductible acquisition costs	0.1	—	—

Taxes on non-U.S. earnings and losses	(1.9)	(1.3)	(0.1)

Valuation allowance	0.6	2.3	1.4

Other	0.9	(1.4)	(1.3)

Effective tax rate	36.3%	36.5%	37.6%

The significant components of deferred income tax expense attributable to earnings before income taxes and the cumulative effect of accounting change for the years ended March 31, 2005, 2004 and 2003 are summarized below:

(In thousands)
Years ended March 31	2005	2004	2003

Pensions	$(1,388)	$572	$1,351

Depreciation	711	3,091	3,104

Inventories	578	(242)	242

Employee benefits	93	(352)	(602)

Restructuring costs	—	178	1,554

Benefit of tax losses	2,308	2,774	1,699

Intangibles	1,098	1,084	1,071

Foreign currency gain (loss)	2,034	10	—

Accrued liabilities	2,063	(1,791)	(750)

Other	1,272	177	24
Total deferred income tax expense	$8,769	$5,501	$7,693

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 6: Income taxes, continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 was as follows:
(In thousands)

March 31	2005	2004

Deferred tax assets:

Accounts receivable	$515	$762

Inventories	5,259	5,595

Plant and equipment	382	846

Employee benefits	20,465	19,911

Net operating loss, capital loss and
credit carryforwards	5,831	7,294

Restructuring costs	—	—

Other, principally accrued liabilities	16,424	14,737

Total gross deferred tax assets	48,876	49,145

Less valuation allowance	3,871	3,132

Net deferred tax assets	45,005	46,013
Deferred tax liabilities:

Pension	27,907	28,473

Plant and equipment	31,569	30,198

Other	11,678	5,841

Total gross deferred tax liabilities	71,154	64,512
Net deferred tax (liability)/asset	$(26,149)	$(18,499)

The valuation allowance for deferred tax assets as of April 1, 2004 was $3,132,000. The valuation allowance increased by $739,000 in fiscal 2005 and related primarily to foreign net operating loss carryforward activities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 6: Income taxes, continued

At March 31, 2005, the Company had tax loss carryforwards of $15,556,000 existing in jurisdictions outside of the U.S. If not utilized against taxable income, the tax losses will expire as follows:

(In thousands)

Years ending March 31

2007	$1,501	2017	$587

2008	2,090	2018	579

2009	2,259	2019	15

2010	2,841	No expiration date	4,978

2016	706

At March 31, 2005, the Company had domestic capital loss carryforwards of $2,387,000. If not utilized against capital gains, the capital loss will expire in the year ending March 31, 2008.

As of March 31, 2005, the Company had provided $957,000 of U.S. tax on undistributed earnings of certain subsidiaries and equity investment companies considered not permanently reinvested. Undistributed earnings considered permanently reinvested in foreign operations totaled $352,167,000, and no provision has been made for any U.S. taxes that would be payable upon the distribution of such earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 7: Earnings per share

The computational components of basic and diluted earnings per share for the years ended March 31, 2005, 2004 and 2003 are summarized below:

(In thousands, except per-share amounts)

Years ended March 31	2005	2004	2003

Net earnings per share of common stock—basic:
Before cumulative effect of accounting change	$1.81	$1.19	$1.03
Cumulative effect of accounting change	—	—	(0.65)
Net earnings—basic	$1.81	$1.19	$0.38

Net earnings per share of common stock—diluted:
Before cumulative effect of accounting change	$1.79	$1.19	$1.02
Cumulative effect of accounting change	—	—	(0.64)
Net earnings—diluted	$1.79	$1.19	$0.38

Numerator:
Net earnings available to common shareholders:
Before cumulative effect of accounting change	$61,662	$40,437	$34,358
Cumulative effect of accounting change	—	—	(21,692)
Net earnings available to common shareholders	$61,662	$40,437	$12,666
Denominator:
Weighted average shares
outstanding__basic	34,092	33,922	33,652
Effect of dilutive securities__options	388	151	106
Weighted average shares
outstanding__diluted	34,480	34,073	33,758
There were outstanding options to purchase common stock excluded from the dilutive calculation because their prices exceeded the average market price for the earnings statement periods as follows:

Average market price per share	$30.42	$23.88	$20.81
Number of shares	919	1,672	2,468

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 8: Cash and cash equivalents

Under Modine’s cash management system, cash balances at certain banks are funded when checks are presented for payment. To the extent that checks issued, but not yet presented for payment, exceed the balance on hand at the specific bank they were written against, the amount of those un-presented checks is included in accounts payable. These credit balances included in accounts payable were $5,204,000, $6,493,000 and $7,530,000 at March 31, 2005, 2004 and 2003, respectively. Credit balances included in accounts payable at March 31, 2004 and 2003 have been restated; previously all un-presented checks were included in accounts payable.

All short-term investments at March 31, 2005, 2004 and 2003 were of an initial duration of less than three months and were recorded as cash equivalents. The recorded amount of these investments approximated fair value because of the short maturity of these instruments.

Note 9: Inventories

At March 31, 2005 and 2004, inventories were composed of:

(In thousands)

March 31	2005	2004

Raw materials	$38,169	$30,247

Work in process	34,234	26,595

Finished goods	77,378	79,599

Total inventories	$149,781	$136,441

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 10: Property, plant and equipment

At March 31, 2005 and 2004, property, plant and equipment was composed of:

			(In thousands)

March 31	Depreciable lives	2005	2004

Land	—	$26,147	$9,880

Buildings and improvements	10-40 years	293,683	239,726

Machinery and equipment	3-12 years	557,407	478,464

Office equipment	3-14 years	85,944	76,665

Transportation equipment	3-7 years	11,382	10,532

Construction in progress	—	32,378	37,219

		1,006,941	852,486

Less accumulated depreciation		510,761	454,789

Net property, plant and equipment		$496,180	$397,697

Depreciation expense was $66,375,000, $59,336,000 and $53,330,000 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

In fiscal 2005, certain machinery and equipment in the Original Equipment and Distributed Products segments and certain building improvements located at the Corporate headquarters were deemed to be impaired and written down to fair value. It was determined that the carrying value of the assets exceeded their fair value, which was estimated based on the present value of expected future cash flows. In fiscal 2005, impairment costs of $262,000 in the Original Equipment segment, $45,000 in the Distributed Products segment and $155,000 at Corporate were recorded. Cost of sales was impacted by $287,000, and selling, general and administrative expense by $175,000 for these costs. In fiscal 2004, the Original Equipment segment recorded $1,445,000 of impairment cost in cost of sales.

A substantial portion of the increase in property, plant and equipment balances for fiscal 2005 arose from the three acquisitions made in the current fiscal year. The manufacturing facilities located in Asan City, South Korea and Shanghai, China were acquired from WiniaMando at acquisition values of $66,384,000 and $209,000, respectively. The manufacturing facility in Jackson, Mississippi was acquired from Transpro, Inc. at an acquisition value of $9,450,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 10: Property, plant and equipment, continued

In the third quarter of fiscal 2002, the Company initiated a restructuring plan, as described in Note 14, which included manufacturing facilities located in LaPorte, Indiana and St. Paul, Minnesota. These facilities, which consisted of land, buildings and associated improvements, and were part of the Original Equipment and Distrubuted Products segments, were closed and reclassified to property held for sale. In October 2003, the Company sold the LaPorte, Indiana facility and in February 2004 the Company sold the St. Paul, Minnesota facility. Gains on the sales were recorded in "other income—net" in the consolidated statements of earnings and totaled $555,000 and $1,208,000, respectively. In addition, in March 2004, the Company sold a facility in Strongsville, Ohio that was being rented and recorded a gain on the sale in "other income—net" of $703,000.

Gains and losses, related to the disposal of property, plant and equipment, are recorded in "other income—net". These amounts totaled $(610,000), $2,224,000 and ($1,565,000) for fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Note 11: Investment in affiliates

The investments in non-consolidated affiliates are all accounted for under the equity method at March 31, 2005 and 2004 were as follows:

(Dollars in thousands)

March 31	Percent-owned	2005	2004

Net investment in affiliates:

Radiadores Visconde, Ltda. (Brazil)	50%	$19,206	$15,905

Nikkei Heat Exchanger Company, Ltd. (Japan)	50%	5,925	5,684

Constructions Mechaniques Mota, S.A. (France)	41%	8,041	6,506

Anhui Jianghaui Mando Climate Control Co. Ltd.(China)	50%	1,861	—

Total net investment in affiliates		$35,033	$28,095

Effective October 15, 2004, the Company acquired WiniaMando’s 50% equity interest in Anhui Jianghaui Mando Climate Control Co., Ltd. for the cash purchase price of $2,246,000. At March 31, 2005, the Company’s share of the underlying assets exceeded the carrying value of the investment by $442,000. The excess, which relates to certain property, plant and equipment, will be amortized into income over the estimated remaining lives of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 11: Investment in affiliates, continued

At March 31, 2005 and 2004, the investment in Radiadores Visconde, Ltda. exceeded the Company's share of the underlying net assets by $5,996,000 and $5,350,000, respectively. The investment in Construction Mechaniques Mota, S.A. exceeded the Company's share of the underlying assets by $1,660,000 and $1,566,000, respectively. The fluctuations in these values were the result of exchange rate changes between the local currency and the U.S. dollar. The investment in Nikkei Heat Exchanger Company, Ltd. is equal to the Company's investment in the underlying assets. Goodwill, recognized on these investments, was being amortized on a straight-line basis over 15 years prior to the adoption of SFAS No. 142. With the adoption of SFAS No. 142 on April 1, 2002, amortization was discontinued in accordance with the provisions of the statement.

The results of operations for Radiadores Visconde, Ltda., Nikkei Heat Exchanger Company, Ltd. and Anhui Jianghaui Mando Climate Control Co. Ltd. are reported in the consolidated financial statements using a one-month reporting delay. Accordingly, the current fiscal year includes four and one-half months of operating activity for Anjui Jianghaui Mando Climate Control Co. Ltd. which was acquired in mid-October 2004. Operating results for Construction Mechaniques Mota, S.A. are included using a three-month delay. Equity in earnings from non-consolidated affiliates is reported under "other income—net" on the consolidated statements of earnings. These earnings for fiscal years ended March 31, 2005, 2004 and 2003 were $5,091,000, $2,406,000 and $1,921,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 12: Acquisitions

Effective March 1, 2005, Modine acquired, through a stock purchase, a 100% equity interest, in the heavy-duty original equipment business of Transpro, Inc. for $16.6 million in cash. With annual sales of approximately $50 million, the Transpro heavy-duty OE business manufactures aluminum charge air coolers and copper/brass radiators for the heavy duty truck, military, motor home, specialty truck, bus and power generation industries. Management expects the acquisition to enhance its relationship with a number of key, current customers as well as gain the opportunity to work with several new customers served by the business. The new business, which operates an approximately 150,000-square-foot plant in Jackson, Mississippi with 240 employees, became part of the North American Truck business, which is included in the Company’s Original Equipment reporting segment.

The Jackson acquisition was accounted for under the purchase method. Financial results reported for the Jackson facility in fiscal 2005 include one month of operational activity. The excess purchase price over the fair market value of the assets and liabilities acquired, of $2,224,000, was recorded as goodwill. The Company currently expects that the goodwill amount will be fully deductible for income tax purposes.

  Effective July 31, 2004, Modine acquired through its wholly-owned subsidiary Modine Korea, LLC, the South Korean assets of the Automotive Climate Control Division of WiniaMando Inc. (ACC). Modine Manufacturing Company, through stock purchases, completed the acquisition of the balance of ACC’s operations in China, a wholly owned subsidiary in Shanghai, China and a 50% interest in a joint venture in Hefei, China, effective September 3, 2004 and October 15, 2004, respectively, after receiving the necessary approvals from the Chinese government.

Headquartered near Seoul, South Korea, with manufacturing facilities in Asan City, the former ACC designs and manufacturers heating, ventilating and air conditioning (HVAC) systems for minivans, SUVs, commercial vehicles, trucks, buses and trains as well as other heat transfer components. With the ACC acquisitions, Modine added nearly 700 employees as well as a state-of-the-art wind tunnel, research center and manufacturing plant in South Korea, a wholly-owned facility in Shanghai, China, as well as a 50/50 joint venture in Hefei, China.

With these significant investments in Asia, the Company believes it can better serve its customers from a global platform with a new base for further expansion and growth into the Chinese and Korean markets. The acquisition also allows the Company to diversify its existing customer base by adding one of the fastest growing car companies in the world, Hyundai/Kia.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 12: Acquisitions, continued

The total purchase price of the assets and liabilities assumed in the Korean operation and the equity interests in the Chinese operations was $85,585,000 in cash. As part of the purchase agreement, $10,000,000 of the purchase price was placed in escrow to cover any potential claims or adjustments that may arise for a 21-month period from the date of the Korean closing. WiniaMando's obligations to Modine in the event of a breach are subject to certain limitations and exceptions as defined in the acquisition agreement. The Korean and Chinese operations acquired in August and September, respectively were accounted for under the purchase method. Acquired assets and liabilities assumed were recorded at their respective fair market values. The purchase price of the South Korean assets acquired was less than the underlying fair value of the net assets by $1,354,000. The excess, which relates to certain property, plant and equipment, is being amortized into income over the estimated remaining useful lives of the assets. The excess of the purchase price, related to the Shanghai acquisition, including estimated professional service and other acquisition costs, over the fair market values of the assets and liabilities acquired was recorded as goodwill. Goodwill recorded at March 31, 2005 from the 100% equity interest in the Shanghai, China operation totaled $522,000. The adjustments made to the goodwill amount reported in the third quarter reflect changes in the cost of professional services. Additionally, certain adjustments to the beginning Korean inventory values, warranty accruals and present value of long-term debt were made. The allowance for doubtful accounts was revised for both the Korean and wholly-owned Chinese subsidiary. An adjustment was also recorded at the wholly-owned Chinese subsidiary to more accurately reflect deferred taxes on the opening balance sheet. The adjustments to warranty accruals and the allowance for doubtful accounts were made to more accurately reflect actual failure rates and credit experience. The Korean inventory values were adjusted to more closely reflect the fair values at the date of the acquisition. The adjustment to the present value of Korean long-term debt resulted from a small change in the interest rate utilized in performing the present value calculations. Additional adjustments may result from finalization of costs incurred as part of the acquisitions and any potential claims or adjustments that may arise in the 21 month claim period as defined in the escrow agreement. The Company currently expects that the goodwill amount for Shanghai will not be deductible for income tax purposes.

The 50% equity interest in the Hefei, China joint venture, which closed in October, is being accounted for under the equity method. The purchase price of $2,246,000 was less than the underlying value of the net assets acquired by $460,000. The excess, which relates to certain property, plant and equipment, is being amortized into income, on a straight line basis, over the estimated remaining useful lives. The carrying value of the investment was adjusted in the fourth quarter for additional costs attributable to the purchase of the 50% equity interest by Modine.

The newly acquired wholly owned operations in Korea and China are included in the Original Equipment segment while the 50% equity interest in the Hefei joint venture is being reported in the "Other items not allocated to segments" similar to the Company's other equity investments in affiliates. For financial reporting purposes, the newly acquired operations and equity investment, discussed above, are included in the consolidated financial statements using a one-month delay similar to the Company's other foreign subsidiaries. Accordingly, the operational results reported for fiscal 2005 include only seven months of activity from the South Korean manufacturing plant, six months of activity from the wholly owned Chinese manufacturing plant and four and one-half months from the joint venture company in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 12: Acquisitions, continued

The following provides a preliminary allocation of the purchase price for each of the acquisitions, not accounted for under the equity method, that the Company made in fiscal 2005.

				(In thousands)
Jackson,		South	Shanghai,
Mississippi		Korea	China	Total

Assets acquired
Trade receivables—net	$5,839	$44,927	$2,957	$53,723
Inventories	5,766	9,830	3,269	18,865
Other current assets	731	5,933	162	6,826
Property, plant and equipment	9,450	67,738	209	77,397
Total assets	$21,786	$128,428	$6,597	$156,811

Liabilities assumed
Accounts payable	$6,120	$39,234	$2,331	$47,685
Accrued compensation and
employee benefits	423	180	2	605
Accrued expenses and other current
liabilities	830	2,401	388	3,619
Other noncurrent liabilities	—	3,860	—	3,860
Total liabilities	$7,373	$45,675	$2,721	$55,769

Total debt assumed	$—	$2,458	$—	$2,458

Fair value of assets/equity acquired	$14,413	$80,295	$3,876	$98,584

Cash purchase price, net of cash
acquired	$16,637	$78,941	$4,398	$99,976

Recognize goodwill/(bargain
purchase)	$2,224	$(1,354)	$522	$1,392

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 12: Acquisitions, continued

The following unaudited pro-forma financial information summarizes the estimated combined results of operations of the Company, Jackson, Mississippi and the South Korean and Shanghai, China operations of the Automotive Climate Control Division of WiniaMando. Also included in the pro-forma financial information presented is the results of operations from the joint venture company in Hefei, China recorded using the equity method. The financial information presented assumes that each of the acquisitions had taken place on April 1, 2003. The unaudited pro-forma combined results of operations reflect adjustments to ACC for interest expense and income, revised depreciation based on the fair market value of the property, plant and equipment, removal of goodwill amortization not allowable under U.S. GAAP, removal of one-time separation expenses paid to employees, and removal of certain incorporation and consulting fees incurred when WiniaMando was purchased by the former owners and allocated to ACC. For Jackson, Mississippi, the pro-forma adjustments include revised depreciation expense based on the fair market value of the property, plant and equipment, adjustments to fringe benefit costs and corporate overhead allocations and an adjustment to interest expense based upon the amount borrowed to finance acquisition.

			(In thousands, except per share amounts)

			Three months ended	Twelve months ended
			March 31	March 31

(Unaudited)	2005	2004	2005	2004

Net sales	$423,955	$379,035	$1,674,345	$1,418,650

Net earnings	15,643	13,943	65,285	49,907

Net earnings per share (basic)	0.46	0.41	1.91	1.47

Net earnings per share (diluted)	0.45	0.41	1.89	1.46

The unaudited pro forma financial information presented above is for informational purposes only and does not necessarily reflect the results of operations that would have occurred had the acquisitions, completed in the last nine months of fiscal 2005, actually taken place on the date assumed above, and those results are not necessarily indicative of the results of future combined operations.

Subsequent to the end of fiscal 2005, Modine acquired a 100% equity interest, by means of a stock purchase, of Airedale International Air Conditioning Limited of Leeds, U.K. for $38 million in cash. The acquisition was financed through cash generated through operations and borrowing on the Company’s existing revolving credit agreement.

Founded in 1974 in Leeds and with 2004 revenues of about $75 million, Airedale is a leading designer and manufacturer of specialty air conditioning systems sold in more than 50 countries worldwide. While the majority of its sales are in the United Kingdom, about 40 percent of Airedale’s 2004 revenues were principally to North America, Europe, South Africa and Asia.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 12: Acquisitions, continued

Airedale products are sold to installers, contractors and end users in a variety of commercial and industrial applications, including banking and finance, education, transportation, telecommunications, pharmaceuticals, electronics, hospitals, defense, petrochemicals and food and beverage processing. Products include close control units for precise temperature and humidity control applications; chiller units and condensing units; comfort products; and equipment service and controls. Airedale has approximately 450 employees and production facilities in Leeds, England, which includes a product development lab and testing center; Bensalem, Pennsylvania; Johannesburg, South Africa; and Zhongshan, China, which opened in early 2005.

The Airedale acquisition strongly fits Modine’s acquisition criteria for product, market, customer and geographical diversification within our core business of applied thermal management. The acquisition will allow the Company to take even greater and faster advantage of growing worldwide air-conditioning opportunities, which include the emergence of Chinese and Eastern European air-conditioning markets. Additionally the Company sees promising opportunities for cross-selling Modine and Airedale products into key European and North American markets. This acquisition will be reported in the Distributed Products segment.

Additional disclosures related to the purchase of Airedale International Air Conditioning Limited will be presented in the Company’s 10-Q filing for the first quarter of fiscal 2006.

Note 13: Divestitures

On January 31, 2005, Modine entered into an Agreement and Plan of Merger (the “Merger Agreement”), a Contribution Agreement and an OEM Acquisition Agreement with Transpro, Inc. (“Transpro”). In accordance with the Contribution Agreement, Modine and certain of its subsidiaries that conduct its Aftermarket Business will contribute to Modine’s wholly owned subsidiary, Modine Aftermarket Holdings, Inc. (“Aftermarket Holdings”), the assets used to conduct such business that are not already owned by Aftermarket Holdings. Subsequent to the contribution of those assets to Aftermarket Holdings, Modine will spin Aftermarket Holdings off to Modine’s shareholders by distributing all of the outstanding shares of Aftermarket Holdings to the Modine shareholders on a pro rata basis. Pursuant to the Merger Agreement, Aftermarket Holdings will be merged with and into Transpro immediately following the spin-off and the outstanding shares of Aftermarket Holdings will be converted into shares of Transpro’s common stock. After the merger, Modine shareholders as of the record date of the spin-off will beneficially own approximately 52% of the common stock of the combined company on a fully diluted basis and will continue to hold their shares of Modine common stock. In conjunction with the spin-off, Modine expects to record a non-cash, book loss relative to the excess of the book value of Aftermarket Holdings over the market value of Transpro’s stock received by Modine shareholders. It is estimated this charge will be in the range of $40 to $55 million but the exact amount can only be determined when the book and market values at the time the transaction occurs are known. Additionally, in the fourth quarter of fiscal 2005, Modine recorded a $2,367,000 receivable from Transpro based upon the provisions of the definitive agreement which provide for reimbursement of certain costs incurred by Modine as part of the transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 13: Divestitures, continued

Modine continues to conduct normal Aftermarket Business operations and, accordingly, the financial results presented reflect the business as held and in use until the date the spin-off is completed. The merger, which is not subject to Modine shareholder approval, is subject to effectiveness of the Transpro registration statement filed with the Securities and Exchange Commission, Transpro shareholder approval and satisfaction of other customary closing conditions. On February 4, 2005, the U.S. Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 for the merger. Transpro filled its initial S-4 Registration Statement with the SEC on May 2, 2005. Closing on the Aftermarket Business spin-off and merger is anticipated early in the third quarter of calendar 2005.

On July 31, 2002, the Company completed the sale of a wholly owned Canadian aftermarket subsidiary, Modine of Canada, Ltd., reported as part of the Company's Distributed Products segment. The net cash sales price of the transaction totaled $1,954,000 and resulted in a $1,726,000 pretax loss ($1,268,000 after-tax) that was charged to “other income—net” during the second quarter of fiscal 2003. This pre-tax loss consisted of cumulative currency translation recorded from the time of Modine's original investment in Canada and other losses that were realized upon the sale. The results of the Canadian operation were not treated as a discontinued operation because of the Company’s continuing sales involvement with two major customers in Canada.

Note 14: Restructuring and plant closures

In the first quarter of fiscal 2005, Modine initiated a restructuring plan through its Electronics Cooling Group (which is reported in the Distributed Products segment) to close its Guaymas, Mexico plant due to a shift in customer sourcing and over-capacity in its North American operations. The move, which consisted of transferring equipment and current operations to Lancaster, Pennsylvania and Hsinchu, Taiwan, was designed to reduce operating expenses, improve asset utilization and focus manufacturing operations closer to the electronics customers’ assembly facilities. The financial statement impact, which includes restructuring and other closure costs, was incurred and completed during fiscal 2005 and totaled $2,114,000. These expenses were reported in the line items "restructuring charges" and "cost of sales" in the consolidated statements of earnings. The restructuring costs included severance, due to a workforce reduction of 28 employees, and a negotiated buyout on a non-cancelable operating lease that was due to expire in April 2008. In the first quarter, the restructuring charges recognized on the non-cancelable operating lease were recorded at fair value as the lessor had not given an indication to the Company that he was willing to enter into buyout discussions. The resulting discussions and subsequent agreement reached at the end of the second quarter resulted in a $636,000 reduction to the original restructuring amount recognized in the first quarter. The "other closure costs" consisted primarily of accelerated depreciation of certain assets that would no longer be utilized after the completion of the restructuring.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 14: Restructuring and plant closures, continued

In the third quarter of fiscal 2002, Modine initiated a restructuring plan to reduce costs and increase future operating efficiency by consolidating a portion of its North American and European operations. As of March 31, 2004, the fiscal 2002 restructuring, integration and cost reduction initiatives were completed and no accrual balances remained. The restructuring plan included the closure of three manufacturing plants in North America located in St. Paul, Minnesota; LaPorte, Indiana; and Knoxville, Tennessee. These plants were sold in the fourth quarter of fiscal 2004, the third quarter of fiscal 2004 and the third quarter of fiscal 2003, respectively. Included in the European portion of the restructuring plan was a plant closure in Bernhausen, Germany and personnel reductions at the Company's manufacturing facility in Granada, Spain. Total staff reductions, as a result of the fiscal 2002 restructuring program, were 307 employees, which included 246 U.S. employees and 61 European employees.

The accrued restructuring liability as of the years ended March 31, 2005 and 2004 was comprised of the following:

(In thousands)

	2005	2004
Termination Benefits:

Balance at April 1, 2004 and April 1, 2003	$—	$489

Additions	136	—

Adjustments	145	(98)

Payments	(281)	(391)

Balance at March 31	$—	$—

Other Restructuring Charges:

Balance at April 1, 2004 and April 1, 2003	$—	$29

Additions	1,386	—

Adjustments	(636)	(21)

Payments	(750)	(8)

Balance at March 31	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 14: Restructuring and plant closures, continued

Detailed below is the summary of restructuring and one-time closure/business rationalization costs recorded related to the programs announced in the first quarter of fiscal 2005 and third quarter of fiscal 2002 for the years ended March 31, 2005, 2004 and 2003:

(In thousands)

Years ended March 31	2005	2004	2003

Restructuring charges:

Employee severance and related benefits	$281	$(98)	$(312)

Post-closing operating expenses	—	—	(845)

Other disposal costs (including lease buyout)	750	(21)	(398)

Total restructuring charges	1,031	(119)	(1,555)

Other closure costs:

Depreciation (change in useful lives)	907	—	1,456

Pension curtailment costs	—	—	(78)

Obsolete inventory charges	—	—	220

Miscellaneous other closure costs176	—	1,192

Total other closure costs	1,083	—	2,790

Total restructuring and other closure costs	$2,114	$(119)	$1,235

Other closure costs of $1,083,000 and $2,790,000 were included in “cost of sales” during fiscal 2005 and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 15: Goodwill

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 ("Goodwill and Other Intangible Assets"). With the adoption of SFAS No. 142, Modine discontinued the amortization of goodwill as of April 1, 2002. Goodwill is assessed for impairment by the Company each year in its third fiscal quarter by applying a fair value based test. The results of the fiscal 2005 impairment tests indicated that the fair value of each reporting unit exceeded its book value.

In accordance with the provisions of SFAS No. 142, in the second quarter of fiscal 2003 the Company tested its goodwill for impairment in all of its reporting units. It was determined that the aftermarket reporting unit's carrying amount exceeded its fair value, which was estimated based on the present value of expected future cash flows. This resulted in a $21,692,000 (net of a $1,136,000 income tax benefit) non-cash write-off of goodwill in the aftermarket reporting unit. The charge was accounted for as a cumulative effect of an accounting change, retroactive to the first quarter of fiscal 2003. Modine reviewed the carrying value assigned to goodwill in the aftermarket reporting unit with respect to market conditions and expectations of future operating performance. These factors indicated that a permanent impairment in value existed in the respective business. Modine's goodwill impairment charge was calculated based on an independent valuation of the underlying business. The goodwill impairment charge did not impact the Company's cash flow, liquidity or compliance with financial covenants.

The changes in the carrying amount of goodwill, by segment and in the aggregate, for the fiscal years ended March 31, 2004 and 2005 were as follows:

			(In thousands)
	Original	Distributed	European
	Equipment	Products	Operations	Total

Balance at March 31, 2003	$20,344	$4,031	$7,218	$31,593

Fluctuations in foreign currency	—	(44)	1,060	1,016

Balance at March 31, 2004	20,344	3,987	8,278	32,609

Acquired	2,746	—	—	2,746

Fluctuations in foreign currency	—	(14)	477	463

Balance at March 31, 2005	$23,090	$3,973	$8,755	$35,818

The goodwill acquired in fiscal 2005 was related to the acquisition of Modine Jackson, Inc. ($2,224,000) and the acquisition of Modine China ($522,000). Additional details on the acquisitions are found in Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 16: Other intangible assets

At March 31, 2005 and 2004, other intangible assets were comprised of the following:

			(In thousands)
March 31	2005		2004
	Gross carrying	Accumulated	Gross carrying	Accumulated
	value	amortization	value	amortization
Amortized intangible assets:

Patents and product technology	$3,951	$2,912	$3,951	$2,651
Non-compete agreements and
other intangibles	2,350	2,293	2,300	2,300
	6,301	5,205	6,251	4,951
Unamortized intangible assets:

Pension assets	2,580	—	2,491	—
Total intangible assets	$8,881	$5,205	$8,742	$4,951

The amortization expense for other intangible assets for the fiscal years ended March 31, 2005, 2004 and 2003 was $263,000, $321,000 and $382,000, respectively. The estimated amortization expense related to other intangible assets is expected to be as follows:

			(In thousands)

Years ending March 31

2006	$273	2009	$264

2007	273	2010 and beyond	20

2008	266

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 17: Indebtedness

As of March 31, 2005 and 2004, indebtedness was comprised of:

(Dollars in thousands)				March 31
	Interest rate	Fiscal
	percentage at	year of
Type of issue	March 31, 2005	maturity	2005	2004

Denominated in U.S. dollars:
Variable rate __
Note	3.40	2010	$35,000	$—

Revenue bonds	2.32	2008	3,000	3,000

Denominated in foreign currency:
Fixed rate __
Notes and other debt	3.00-6.08	2006-2020	67,636	84,909
Weighted average interest rate	5.95

			105,636	87,909

Less current portion			64,912	3,024
Total non-current long-term debt			$40,724	$84,885

Certain of Modine’s financing agreements require it to maintain specific financial ratios and place certain limitations on dividend payments and the acquisition of Modine Common stock. Other loan agreements give certain existing unsecured lenders security equal to any future secured borrowing. The most restrictive limitation is debt-to-EBITDA below a 3.0 to 1.0 ratio. Modine was in compliance with all covenants at March 31, 2005.

The fair value of long-term debt is estimated by discounting the future cash flows at rates offered to the Company for similar debt instruments of comparable maturities. At March 31, 2005 and 2004, the carrying value of Modine's long-term debt approximated fair value.

Long-term debt matures as follows:

(In thousands)

Years ending March 31

2006	$64,912	2009	$161

2007	122	2010	35,182

2008	3,141	2011 and beyond	2,118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 17: Indebtedness, continued

In October of 2004, Modine amended and restated its $150,000,000 multi-currency revolving credit facility that was due to expire in April 2005. The new facility extended the term for five years, expiring in October 2009, and increased the facility to $200,000,000, with a customary accordion feature that allows for an additional $75,000,000 of borrowing capacity. The terms of this credit facility contain various restrictive financial covenants relating to maximum debt-to-EBITDA and minimum interest coverage ratio. In addition, the credit facility contains limitations on investments, liens, dividends and other indebtedness. Borrowings under the credit facility bear interest at a rate of LIBOR plus a spread based on certain financial criteria, or the prime rate at Modine’s option. Financing fees are being amortized over the five-year life of the new revolving credit facility.

During the third quarter of fiscal year ended March 31, 2005, approximately $68,000,000 of debt was reclassified from long-term to the current portion of long-term debt ahead of the planned refinancing of a note due in September 2005.

Modine also maintains credit agreements with foreign banks. The foreign unused lines of credit at March 31, 2005, were approximately $53,813,000. Domestic unused lines of credit at March 31, 2005, were $165,000,000. There was no short-term bank borrowing outstanding at March 31, 2005.

Interest expense charged to earnings for the years ended March 31, 2005, 2004 and 2003 was as follows:

			(In thousands)

Years ended March 31	2005	2004	2003

Gross interest cost	$6,513	$5,711	$6,197

Capitalized interest on major construction
projects	(148)	(282)	(171)

Interest expense	$6,365	$5,429	$6,026

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 18: Financial instruments/concentrations of credit risk

The Company invests excess cash in investment quality, short-term liquid debt instruments. Such investments are made only in instruments issued by high quality institutions. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company sells a broad range of products that provide thermal solutions to a diverse group of customers operating throughout the world. In fiscal 2005, no single customer accounted for 10% or more of total Company sales. In fiscal 2004, DaimlerChrysler accounted for 11.3% of total Company sales. In fiscal 2003, Bayerische Motoren Werke (BMW) accounted for 11.4% of total Company sales and DaimlerChrysler accounted for 11.3% of total Company sales. No other customer accounted for more than 10% of total Company revenue in fiscal years 2004 or 2003. Sales to the Company’s top 10 customers were approximately 55%, 55% and 54% of total annual sales in fiscal 2005, 2004, and 2003, respectively. At March 31, 2005, 2004 and 2003, approximately 57%, 54% and 52%, respectively, of the Company's trade accounts receivables were from the Company's top 10 individual customers. These customers operate primarily in the automotive, truck and heavy equipment markets and are influenced by many of the same market and general economic factors. To reduce the credit risk, the Company performs periodic credit evaluations of each customer and actively monitors their financial condition and developing business news. Collateral or advanced payments are generally not required, but may be used in those cases where a substantial credit risk is identified. Credit losses to customers operating in the markets served by the Company have not been material. For the last two fiscal years, total bad debt write-offs have been below 1% of outstanding trade receivable balances at year-end.

In addition to the external borrowing, the Company has certain foreign-denominated long-term intercompany loans that are sensitive to foreign exchange rates. These loans were not hedged at March 31, 2005 and, as such, were exposed to transactional currency risk. At March 31, 2005, the Company had a 43.1 billion won ($42,383,000), 8-yr loan to its wholly owned subsidiary Modine Korea, LLC. The potential loss from a hypothetical 10% change in the exchange rates between the South Korean won and the U.S. dollar could result in an adverse or favorable currency transaction gain (loss) of approximately $4,238,000. For the year ended March 31, 2005, the Company had recorded $5,304,000 in currency transaction gains in "other income - net" from the date of the initial loan in August 2004. On April 6, 2005, the Company entered into a “zero cost collar” to hedge the entire amount of the Modine Korea, LLC loan.

Similarly, the Company's wholly owned German subsidiary Modine Holding GmbH had an 11.1 million euro ($14,700,000), on-demand loan from its wholly owned subsidiary Modine Hungaria Kft. at March 31, 2005. The potential loss from a hypothetical 10% change in exchange rates between the euro and the Hungarian forint, assuming a stable exchange rate between the euro and the U.S. dollar, could result in an adverse or favorable currency transaction gain/(loss) of approximately $1,470,000. For the years ended March 31, 2005 and 2004, the Company recorded in "other income - net" transaction (losses)/gains of ($925,000) million aand $816,000 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 19: Foreign exchange contracts/derivatives/hedges

Modine uses derivative financial instruments in a limited way as a tool to manage its financial risk. Their use is restricted primarily to hedging assets and obligations already held by Modine, and they are used to protect cash rather than generate income or engage in speculative activity. Leveraged derivatives are prohibited by Company policy.

Modine periodically enters into foreign currency exchange contracts, generally with terms of 90 days or less, to hedge specific foreign currency denominated transactions. The effect of this practice is to minimize the impact of foreign exchange rate movements on Modine’s operating income. Modine’s foreign currency exchange contracts do not subject it to significant risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged.

As of March 31, 2005 and 2004, the Company had no outstanding forward exchange contracts. Non-U.S. dollar financing transactions through intercompany loans or local borrowings in the corresponding currency generally are effective as hedges of long-term investments. See also Note 17.

The Company has a number of investments in wholly owned foreign subsidiaries and non-consolidated foreign joint ventures. The net assets of these subsidiaries are exposed to currency exchange rate volatility. In certain instances, the Company uses non-derivative financial instruments to hedge, or offset, this exposure. The currency exposure related to the net assets of Modine's European subsidiaries are managed partially through foreign-currency-denominated debt agreements entered into by the parent. For the year ended March 31, 2005, $3,293,000 in net losses related to the foreign-currency-denominated debt agreements were recorded in the cumulative translation adjustment offsetting a portion of the translation gain recognized on the net assets of the foreign subsidiaries and joint ventures.

Note 20: Product warranties, guarantees and other commitments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 20: Product warranties, guarantees and other commitments, continued

Changes in the warranty liability for the years ended March 31, 2005 and 2004 were as follows:

(In thousands)

	2005	2004

Balance at April 1, 2004 and 2003	$20,916	$12,970
Acquisitions	3,377	—
Accruals for warranties issued in current year	13,118	11,385
Accruals related to pre-existing warranties	(5,193)	6,161
Settlements made	(15,106)	(10,683)
Effect of exchange-rate changes on the warranty liability	719	1,083

Balance at March 31, 2005 and 2004	$17,831	$20,916

The decrease in pre-existing warranty accruals in fiscal 2005 reflects the expiration of warranty periods for specific programs, lower than expected claims on a specific customer program and the normalization of warranty accruals for new product introductions in the prior year.

Indemnification agreements: In July 2002, the Company completed the sale of its subsidiary, Modine of Canada, Ltd. As part of the sales agreement, certain contractual guarantees and representations were made to the purchaser. As part of the sales agreement, Modine provided an indemnification to the purchaser for any reassessment for income, corporate sales, excise or other tax in respect of which tax returns have been filed before the closing date. No claims have occurred to date related to any tax matters and any potential payment is not determinable at this time. Claims and damages presented by the purchaser must be greater than $50,000 but cannot exceed the purchase price. In general, the period of indemnification expired in July of 2004 for all warranties and representations made except in the case of certain tax matters for which the indemnification shall survive until the reassessment period is closed. No liability has been recorded as the indemnification agreement was entered into prior to December 31, 2002, the effective date of Financial Accounting Standards Board Interpretation FIN 45.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 20: Product warranties, guarantees and other commitments, continued

In October of 2002, the Company completed the sale of its Knoxville, Tennessee manufacturing facility and other associated assets, consisting primarily of property, plant and equipment and inventory, that had been included as part of the Company's restructuring that began in November of 2001. Again, the Company made certain customary representations and guarantees to the purchaser as part of the sales agreement. The agreement provides for certain limitations on potential claims and damages that may arise from the sale of the Knoxville facility. Claims and damages presented by the purchaser must be greater than $10,000 but cannot exceed $2,560,000 except for environmental and third party claims. In general, the period of indemnification expired in October 2003 except for environmental or third-party claims which are for a seven-year period from the date of closing. The estimated maximum potential amount of payments, if any, under potential third-party and environmental claims is not determinable at this time. No liability has been recorded in the consolidated financial statements as the indemnification agreement was entered into prior to December 31, 2002, the effective date of FIN 45. The Company has obtained specific insurance coverage for any environmental claims that might occur from the date of the sale of the Knoxville facility. This coverage, which also includes properties in St. Paul, Minnesota and LaPorte, Indiana, is for a 10-year period and is limited to a total of $25,000,000.

In October of 2003, the Company completed the sale of its LaPorte, Indiana manufacturing facility that was being held for sale. As part of the sales agreement, Modine provided an indemnification agreement to the purchaser and the purchaser's lending institution relating to certain environmental matters, including future potential claims brought by third parties or governmental agencies. This limited indemnification obligation is for 15 years. In addition, as part of the sale agreement, the Company agreed to perform certain environmental cleanup and monitoring activities and to enter Indiana's Voluntary Remediation program. The Company is proceeding with the agreed upon remediation activities and has $233,000 in remediation expense accruals recorded at March 31, 2005. In addition, pursuant to FIN 45 the Company recorded a liability of $14,000 to reflect the fair value of the indemnification. The estimated maximum potential amount of payments under this indemnification is not determinable at this time due to frequent changes in environmental laws and regulations adopted at the local, state and federal levels. As noted above, the Company has obtained specific insurance coverage for third party and governmental agency environmental claims with the insurance policy expiring in June of 2012.

In February of 2004, the Company sold its St. Paul, Minnesota manufacturing facility that was being held for sale. Included in the sales agreement were certain general warranties and representations including an indemnification regarding hazardous substances and underground storage tanks. This limited indemnification obligation was for a one year period from the date of closing and expired in February 2005, except as to the Company’s obligation for environmental liability as a former owner and operator of the facility. Specific insurance coverage for environmental claims for a ten-year period ending June of 2012 has been obtained, as discussed earlier. The estimated maximum potential amount of payments under this indemnification is not determinable at this time due to frequent changes in environmental laws and regulations adopted at the local, state and federal levels. Due to the sufficiency of the insurance coverage, no additional liabilities were recorded.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 20: Product warranties, guarantees and other commitments, continued

In March 2005, the Company acquired, through a stock purchase agreement (the Purchase Agreement), a 100% equity interest in the heavy-duty original equipment business of Transpro, Inc. (the Business). As part of the Purchase Agreement, Modine agreed to indemnify Transpro, exclusive of any insurance proceeds the indemnified party may recover, for any third-party claims that relate to Modine’s conduct of the Business whether prior to or after the closing, except for income taxes. Modine agreed to indemnify Transpro for income taxes arising in the post-closing period, as well as state and local tax liabilities resulting from the election to treat the stock sale as a deemed sale of assets. The period of indemnification is indefinite. The estimated maximum amount of potential payments, if any, under potential third-party claims is not determinable at this time. There are no claims of which the Company is currently aware that would trigger the indemnification provisions in the Purchase Agreement. The Company believes that insurance coverage and amounts accrued for potential warranty, workers compensation, and other potential third-party claims at March 31, 2005, are sufficient to satisfy any liabilities arising from this Purchase Agreement, and accordingly, no additional liabilities have been recorded in the consolidated financial statements.

Commitments: At March 31, 2005, the Company had capital expenditure commitments of $21,496,000. Significant commitments include tooling and equipment expenditures for new and renewal platforms with new and current customers in both Europe and North America and for the SAP ERP systems project in North America. The Company utilizes consignment inventory arrangements with certain vendors in the normal course of business, whereby the suppliers maintain certain inventory stock at the Company's facilities or at other outside facilities. In these cases, the Company has agreements with the vendor to use the material within a specific period of time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 21: Common and treasury stock

Following is a summary of common and treasury stock activity for the years ended March 31, 2003, 2004 and 2005:

			(In thousands)
			Treasury stock
		Common stock	at cost

	Shares	Amount	Shares	Amount
Balance at March 31, 2002	33,743	$21,089	(272)	$(6,976)

Purchase of treasury stock	—	—	(45)	(1,135)

Stock options and awards
including related tax benefits	297	186	45	1,067

Employee stock-purchase and
-ownership plans	5	3	—	—
Balance at March 31, 2003	34,045	21,278	(272)	(7,044)

Purchase of treasury stock	—	—	(10)	(269)

Stock options and awards
including related tax benefits	321	200	(7)	(179)
Balance at March 31, 2004	34,366	21,478	(289)	(7,492)
Purchase of treasury stock	—	—	(51)	(1,591)

Stock options and awards
including related tax benefits	505	316	—	—

Balance at March 31, 2005	34,871	$21,794	(340)	$(9,083)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 21: Common and treasury stock, continued

Subsequent to the end of the fiscal year, on May 18th, 2005, the Company’s Board of Directors authorized a dual purpose program for a share repurchase and anti-dilution share buyback. The repurchase component authorizes the purchase of up to 5% (or approximately 1.7 million shares) of the Company’s outstanding common stock over the next 18 months. The anti-dilution portion of the program, which is of indefinite length and magnitude, authorizes the purchase of additional shares, to offset dilution created by the issuance of shares or equivalents through the Company’s incentive stock plans. The repurchases will be made at the discretion of the Company in the open market as well as through privately negotiated transactions, from time to time as market conditions warrant and subject to regulatory considerations. The Company intends to retire any shares acquired pursuant to the program, and the retired shares will be returned to the status of authorized but un-issued shares. This program replaces all prior authorizations regarding stock repurchase programs.

On the same day, the Board of Directors also approved a 7.7 % increase in the Company’s annual common stock dividend rate, to $0.70 per share from the previous annualized level of $0.65 per share. The dividend will be payable quarterly at $0.175 per share.

Note 22: Shareholder rights plan

On July 17, 2002, the Board of Directors elected to terminate the Company’s Shareholder Rights Agreement. The plan was subsequently terminated by redeeming the rights that were issued under the Company’s 1986 Shareholder Rights Agreement. There was one right attached to each outstanding share of common stock. The rights were redeemed at a price of $.0125 per right, paid in cash on September 5, 2002 to shareholders of record as of August 23, 2003. The total cost of the redemption was $420,000.

Note 23: Accumulated other comprehensive income

The components of accumulated other comprehensive income, net of applicable income taxes at March 31, 2005 and 2004, consisted of the following:

(In thousands)		(In thousands)
	2005	2004

Unrealized foreign currency translation adjustments	$39,831	$16,489

Minimum pension liability adjustments, net of tax	(7,840)	(6,515)

Accumulated other comprehensive income	$31,991	$9,974

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 24: Stock purchase, retirement, option and award plans

Modine has several qualified, defined-contribution, stock-purchase plans; 401(k) plans; and a nonqualified, deferred-compensation plan for certain designated employees.

Stock purchase plans: The employee stock ownership plan (ESOP) was closed to additional contributions in 1998, but continues to earn dividends, which may be received in cash, or reinvested in Modine stock. Employees can diversify up to 100% of their stock held in the ESOP and transfer this portion to the 401(k) plan investments.

401(k) plans: The 401(k) plans allow employees to choose among various investment alternatives, including Modine stock. The Company currently matches 60% of the employees’ contribution up to 6% of employee compensation. Company contributions initially are invested in Modine stock. After a three year holding period, participants may sell Modine stock and diversify into other investment options. Company contributions have a three year vesting period.

Defined contribution plan: In addition to the primary 401(k) plan discussed above, the Company established the Modine Qualified Contribution Plan for all eligible salaried employees hired after January 1, 2004. Effective April 1, 2006, all salaried employees previously covered under the U.S. defined benefit plan, which is being modified as explained in Note 3, will also be eligible to participate in this plan. Modine will make annual contributions based on a percentage of compensation. Employees can choose among various investment alternatives including Modine stock.

Deferred compensation plan: The Company has a non-qualified deferred compensation plan for eligible employees. The plan is funded and allows qualified employees to choose among various investment alternatives including Modine stock. The Company matching contributions are initially invested in Modine stock similar to the 401 (k) plans.

Activity in the purchase and retirement plans for fiscal 2005, 2004 and 2003 resulted in the purchase of 177,000, 254,000 and 370,000 shares of Modine common stock, respectively. These purchases were made from the open market. It is currently anticipated that future purchases will also be made from the open market or other available sources at the discretion of the plans’ administrative committees. Costs of Modine's contributions to the plans for fiscal 2005, 2004 and 2003 were $3,896,000, $3,214,000 and $3,266,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 24: Stock purchase, retirement, option and award plans, continued

Stock option and award plans: In July, 1985 and 1994, Modine shareholders approved plans providing for the granting of options to officers, other key employees and to non-employee directors to purchase common stock of Modine. In July of 1999, shareholders reapproved the 1994 plan. In July of 2000, the 1994 plan for non-employee directors was terminated and replaced with a new plan approved by the Board of Directors. This action was taken, in conjunction with a simultaneous decision to freeze the Directors Emeritus Retirement Plan effective July 1, 2000, with no further benefits accruing under that plan. In April of 2001, 294,000 shares of Modine common stock were allocated to cover the outstanding Thermacore options which were converted to Modine stock options as part of the business combination accounted for as a pooling of interests. Compensation expense was not recognized at this time as the aggregate intrinsic value of the Modine options immediately after the exchange was no greater than the intrinsic value of the Thermacore options immediately before the exchange. Additionally, the ratio of the exercise price per option to the market value per share was not reduced.

In July, 2002, Modine shareholders approved a new incentive compensation plan providing for the granting of stock based compensation to officers and other key employees. Stock options granted under the Thermacore 1995 and 1997 incentive plans, which vest at 25% per year after the first year, are either non-qualified or incentive stock options and, in most cases, carry a price equal to the market price at the date of grant. Stock options granted under the 1985, 1994 and 2002 Modine plans, which vest immediately, are either non-qualified or incentive stock options, and carry an exercise price equal to the market price on the date of the grant. Both incentive stock options and non-qualified stock options terminate 10 years after the date of grant.

The 1985, 1994 and new 2002 Incentive Stock Plans, also provide for the granting of stock awards. Restricted stock awards were granted for 101,000, 103,000 and 109,000 shares in fiscal 2005, 2004 and 2003, respectively. The weighted average fair values of restricted stock awards as of the grant dates for fiscal 2005, 2004 and 2003 were $30.21, $24.75 and $18.42, respectively. Shares are awarded at no cost to the employee and in most cases, are placed in escrow until certain employment restrictions lapse. The amortization period for the value of restricted shares awarded ranges from zero to six years. All employment restrictions lapsed in fiscal 2003 on Thermacore stock awards, which were converted to Modine shares as part of the pooling transaction. The amounts charged to operations under the incentive plans in fiscal 2005, 2004 and 2003 were $1,856,000, $1,764,000 and $1,093,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 24: Stock purchase, retirement, option and award plans, continued

Following is a summary of incentive and non-qualified stock option activity under the plans for the fiscal years ended March 31, 2003, 2004 and 2005:

	Shares	Weighted-average
	(in thousands)	exercise price per share

Outstanding at March 31, 2002	3,010	$25.60

Granted	360	18.93

Exercised	(233)	15.98

Forfeitures	(210)	26.97

Outstanding at March 31, 2003	2,927	25.44

Granted	425	27.75

Exercised	(218)	17.02

Forfeitures	(252)	29.30

Outstanding at March 31, 2004	2,882	26.08

Granted	351	31.47

Exercised	(404)	24.70

Forfeitures	(29)	29.13

Outstanding at March 31, 2005	2,800	$26.93

Stock options outstanding and exercisable as of March 31, 2005:

Range of exercise prices	Weighted-average years of remaining life	Weighted-average exercise price per share	Shares (in thousands)
$ 4.93 - 14.99	4.35	$10.06	28
15.00 - 24.99	6.57	21.85	984
25.00 - 34.99	5.75	29.98	1,788
Total outstanding and exercisable		$26.93	2,800

A further 2,312,000 shares were available for the granting of additional options or awards at
March 31, 2005. In fiscal 2005, the availability of 140,000 shares under the 1994 Incentive Stock Plan expired without being utilized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information

Modine’s product line consists of heat-transfer components and systems. Modine serves the vehicular, industrial, commercial, and building-HVAC original-equipment and replacement markets and the electronics cooling markets. Modine operates in three business segments, which are organized on the basis of market categories or geographical responsibility. They are as follows: 1) Original Equipment, which provides heat-transfer products, generally from business units in North America, South Korea and China, to original-equipment manufacturers of on-highway and off-highway vehicles, as well as to industrial- and commercial-equipment manufacturers, located primarily in North America; 2) Distributed Products, which provides heat-transfer products primarily for the North American and European vehicular replacement markets and the North American building-HVAC market from business units located in North America and Europe, and electronics cooling products for the computer and telecommunications equipment markets in North America, Europe and Asia from business units in those three areas; and 3) European Operations, which provides heat-transfer products, primarily to European original-equipment manufacturers of on-highway and off-highway vehicles and industrial equipment manufacturers. Modine has assigned specific business units to a segment based principally on these defined markets and their geographical location. Each Modine segment is managed at the group vice-president level and has separate financial results reviewed by its chief operating decision makers. These results are used by management in evaluating the performance of each business segment, and in making decisions on the allocation of resources among the Company's various businesses. Modine evaluates segment performance based on operating income and the return on average capital employed. The significant accounting policies of the segments are the same as those of Modine as a whole.

Totals presented are inclusive of all adjustments needed to reconcile to the data provided in Modine’s consolidated financial statements and related notes.

Segment data: During the first quarter of fiscal 2005, management introduced a change to the segment reporting structure. The Emporia, Kansas facility, which was previously reported in the Original Equipment segment, is now reported in the Distributed Products segment. This change was made to include the manufacturing plant in the segment for which it is manufacturing product. Sales and operating income presented for fiscal years 2003 and 2004 have been restated for the realignment of this manufacturing facility. In addition, certain centralized service expenses have been allocated to the reportable segments from corporate and administration expenses beginning in the first quarter of fiscal 2005. The new central service allocations, for expenses directly attributable to the reportable segments, include expenses related to the engine products group, information technology, finance, purchasing, quality assurance and environmental departments. Operating income presented for fiscal years 2003 and 2004 has been restated to reflect the new central service allocations. In addition, the Original Equipment segment results include seven months of sales and operating income from manufacturing operations of the South Korean Automotive Climate Control Division of WiniaMando, Inc. that was acquired effective July 31, 2004, and six months of sales and operating income from the wholly owned Chinese subsidiary acquired effective September 3, 2004. Both operations are being reported using a one month delay, similar to the Company’s other foreign operations. Included in the “Other items not allocated to segments” is the Company’s 50% share of the earnings being reported under the equity method for its investment in the Chinese joint venture acquired effective October 15, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information, continued

These financial results are also being reported using a one-month delay. The Original Equipment segment also includes one month of sales and operating income from manufacturing operations of the heavy-duty original equipment business of Transpro, Inc. that was acquired effective March 1, 2005.

Following is the summary of net sales and earnings before income taxes by segment for the fiscal years ended March 31, 2005, 2004 and 2003.
			(In thousands)

Years ended March 31	2005	2004	2003

Sales:

Original Equipment	$713,528	$482,303	$442,041

Distributed Products	346,265	354,573	351,278

European Operations	500,019	392,948	333,028

Segment sales	1,559,812	1,229,824	1,126,347

Eliminations	(15,882)	(30,025)	(34,272)

Total net sales	$1,543,930	$1,199,799	$1,092,075

Operating income / (loss):

Original Equipment	$88,072	$66,216	$61,610

Distributed Products	297	(1,716)	1,707

European Operations	58,869	42,349	37,422

Segment operating income	147,238	106,849	100,739

Corporate & Administrative expenses	(62,386)	(56,938)	(47,781)

Eliminations	138	155	134

Other items not allocated to segments	11,886	13,645	1,935

Earnings before income taxes	$96,876	$63,711	$55,027

Inter-segment sales are accounted for based on an established markup over production costs.

Sales eliminations in the current year declined primarily due to the relocation of aftermarket production from the Clinton, Tennessee plant in the Original Equipment segment to the Emporia, Kansas manufacturing plant which is included within the Distributed Products segment.

Operating loss for Corporate and Administrative expenses include: certain research and development costs, legal, finance and other general corporate expenses. It also includes a percentage of the central services costs not directly attributable to a reportable segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information, continued

Other items not allocated to segments include running royalties, interest income and expenses, transaction gains/losses and equity in the earnings of affiliates. In addition, gains on the sale of Company manufacturing facilities and other equipment are included in this caption.

Following is a summary of assets, capital expenditures and depreciation and amortization expense by segment for the fiscal years ended March 31, 2005, 2004 and 2003.

			(In thousands)

Years ended March 31	2005	2004	2003

Assets:

Original Equipment	$405,036	$223,129	$206,581

Distributed Products	195,971	197,825	204,281

European Operations	366,144	334,997	285,068

Corporate & Administrative	194,503	226,250	230,153

Eliminations	(9,499)	(5,678)	(18,862)

Total assets	$1,152,155	$976,523	$907,221

Capital expenditures:

Original Equipment	$21,569	$26,345	$9,104

Distributed Products	9,908	5,989	6,247

European Operations	33,989	46,302	20,024

Corporate & Administrative	3,101	(6,102)	15,144

Eliminations	—	—	—

Total capital expenditures	$68,567	$72,534	$50,519

Depreciation and amortization expense:

Original Equipment	$24,684	$20,211	$19,681

Distributed Products	11,287	12,165	34,393

European Operations	20,882	17,715	13,414

Corporate & Administrative	11,779	11,468	10,286

Eliminations	(138)	(138)	(141)

Total depreciation and amortization expense	$68,494	$61,421	$77,633

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information, continued

The Emporia, Kansas facility, which was previously reported in the Original Equipment segment, is now reported in the Distributed Products segment. The asset, capital expenditure and depreciation and amortization expense data presented has been restated for 2004 and 2003 to reflect the change in segment in which this manufacturing facility is included. In addition, the Original Equipment segment data presented includes the assets of the South Korean and wholly owned China subsidiary of the ACC Division of WiniaMando, purchased by the Company in the second fiscal quarter and the heavy-duty original equipment business of Transpro, Inc., purchased in the fourth fiscal quarter. Included in the Corporate and Administrative caption is the investment in the Hefei, China joint venture acquired effective October 15, 2004.

Assets: Corporate assets include cash and cash equivalents, accounts and notes receivable, investments in affiliates, intangibles, prepaid pensions and significant long-lived assets. Eliminations consist primarily of trade and other receivables and property, plant and equipment.

Asset data presented in the table reflects the adoption of FAS 142 in fiscal 2003 when goodwill relating to the Distributed Products segment was impaired for $22,828,000. Additional information is detailed in Note 15.

In fiscal 2005, 2004 and 2003, the strengthening of the euro against the U.S. dollar increased the value of assets reported in the European Operations segment, from the year before, by approximately 6%, 14% and 20%, respectively. Additionally, in fiscal 2005 the value of the South Korean won strengthened by 14% against the U.S. dollar from the July 31st acquisition date of the South Korean assets to the end of the fiscal year.

Capital expenditures: The Company reports its segment data, including information with respect to capital expenditures; in the same manner as such information is presented to the chief operating decision maker. In the majority of cases, capital projects in North America are coordinated through engineering staff located at the corporate facilities in Racine, Wisconsin. Until 2004, capital projects in progress were maintained in the corporate construction in progress account. Upon completion of the projects, the assets were transferred to the appropriate segment to be put into service. In fiscal 2004, the Company modified its processing procedures to include the reporting of these assets in the appropriate segment more rapidly. As a result, the Corporate & Administrative operations had a net reduction of $6,102,000 in that fiscal year.

Depreciation and amortization expense: In fiscal 2003, goodwill relating to the Distributed Products segment was impaired thereby increasing the expense for the year by $22,828,000. Additional information is detailed in Note 15.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information, continued

Geographic data:

Following is a summary of net sales and long-lived assets by geographical area for the fiscal years ended March 31, 2005, 2004 and 2003.
			(In thousands)

Years ended March 31	2005	2004	2003

Sales to unaffiliated customers from
facilities located in:

United States	$831,259	$722,635	$684,301

Germany	349,633	276,757	238,342

South Korea	114,615	221	729

Other countries	248,423	200,186	168,703

Net sales	$1,543,930	$1,199,799	$1,092,075

Long-lived assets:

United States	$339,591	$295,439	$312,401

Germany	147,071	167,872	113,234

South Korea	76,338	76	290

Other countries	80,138	73,864	68,057

Eliminations	(313)	(421)	(530)
Total long-lived assets	$642,825	$536,830	$493,452

Prior year data has been reclassified to show South Korean sales and long-lived assets separately, as the addition of the manufacturing operations of the South Korean Automotive Climate Control Division of WiniaMando, Inc. in fiscal 2005 raised the significance of the Company’s presence in that country.

Sales: Net sales are attributed to countries based on the location of the selling unit.

Long lived assets: Long lived assets are primarily physical property, plant and equipment, but also include investments, goodwill and other intangibles, pension assets and other long-term assets. Eliminations are primarily intercompany sales of property, plant and equipment.

In fiscal 2005, 2004 and 2003, the value of assets reported in the European Operations segment increased from the year before due to the strengthening of the euro against the U.S. dollar by approximately 6%, 14% and 20%, respectively. In addition, the value of the assets recorded for the South Korean acquisition and reported in the Original Equipment segment increased due to the strengthening of the won against the U.S. dollar by 14% from the date of acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 25: Segment and geographic information, continued

Major customers: Sales to no single customer exceeded 10% of total Company revenues in fiscal 2005. European Operations, Distributed Products and Original Equipment segment sales to DaimlerChrysler accounted for approximately 11.3% and 10.6% of total Company revenues in fiscal 2004 and 2003, respectively. European Operations and Original Equipment segment sales to Bayerische Motoren Werke (BMW) accounted for approximately 11.4% of total Company revenues in fiscal 2003. Sales to no other single customer exceeded 10% of total Company revenues in fiscal 2004 and 2003.

Note 26: Contingencies and litigation

Environmental: The United States Environmental Protection Agency (USEPA) has currently designated the Company as a potentially responsible party (PRP) for remediation of five waste disposal sites with which the Company may have had direct or indirect involvement. These sites are as follows: Elgin Salvage (Illinois); Interstate Lead (Alabama); H.O.D. Landfill (Illinois); Alburn Incinerator, Inc./Lake Calumet Cluster (Illinois) and Dixie Barrel and Drum (Tennessee). The Company’s potential liability at these five sites is significantly less than the total site remediation costs because the percentage of material attributable to Modine is relatively low. These sites are not Company owned and allegedly contain wastes attributable to Modine from past operations. These claims are in various stages of administrative or judicial proceedings and include recovery of past governmental costs and for future investigations and remedial actions. In three instances, Modine has not received, and may never receive, documentation verifying its involvement and/or its share of waste contributions to the sites. Additionally, the dollar amounts of the claims have not been specified.

In 1986, Modine executed a Consent Decree involving other PRPs and the Illinois EPA and paid $1,029 for its allocated share (0.1%) of the Alburn Incinerator, Inc. remediation costs. The USEPA signed a Covenant Not to Sue in conjunction with the Consent Decree, but reserved its right to "seek additional relief" for any additional costs incurred by the United States at the site. In November 2003, Modine received a General Notice of Liability from the USEPA concerning the Alburn Incinerator Inc./Lake Calumet Cluster site. The USEPA requested Modine's participation as a PRP for the performance of additional activities that the USEPA has determined, or will determine, required to restore the Alburn Incinerator Inc./Lake Calumet Cluster site. In April 2004 and July 2004, Modine signed participation agreements with other PRPs to perform site investigations, collect pertinent site data and develop a remedial work plan. In February 2005, the USEPA accepted the PRP Group’s Good Faith Offer demonstrating the Group’s qualifications and willingness to negotiate with the USEPA to conduct or finance the Remedial Investigation/Feasibility Study at the site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 26: Contingencies and litigation, continued

As discussed above, the USEPA has designated the Company as a PRP for remediation of a waste disposal site, Interstate Lead, which the Company may have had direct or indirect involvement. This site is not owned by the Company and allegedly contains wastes attributable to past operations of Core Holdings which was acquired in 1998. On November 16, 1999, the Company was informed of a settlement offer for payment of $15,218. Modine expressed interest in the offer and requested copies of the pertinent documentation in a letter to the PRP attorney dated November 30, 1999. The PRP attorney acknowledged the Company’s request in a letter dated December 3, 1999 with a commitment to provide documentation and calculations for the aforementioned settlement amount. The Company has not received any subsequent communication from the attorney, the PRP group or from any governmental agencies.

In October 2004, Modine received a Request for Information from the USEPA concerning the Dixie Barrel & Drum Superfund Site in Knoxville, Tennessee. The USEPA requested information pertaining to Modine’s alleged contributions to this site and for any information Modine may possess relating to the site’s activities. In October 2004, Modine responded to the USEPA indicating that it arranged for Dixie Barrel & Drum to accept empty drums for reclamation purposes from the then-owned Knoxville, Tennessee location and possibly from Modine’s Clinton, Tennessee location. Modine however, did not use Dixie Barrel & Drum for the purposes of disposal or treatment of any hazardous materials or wastes.

The Company accrues costs associated with environmental matters, on an undiscounted basis, when they become probable and reasonably estimated. Costs anticipated for the settlement of the Alburn Incinerator/Lake Calumet Cluster, Dixie Barrel & Drum and Interstate Lead sites cannot be reasonably defined at this time and have not been accrued. The costs to Modine, however, are not expected to be material at these sites based upon Modine’s relatively small portion of contributed waste. There are no accruals for off-site cleanup activities, including remediation and legal costs as of March 31, 2005. As of March 31, 2004 and March 31, 2003, the Company had accrued $119,000 and $119,000, respectively; in "accrued expenses and other current liabilities" to cover cleanup activities, including remediation and legal costs at the N.L./Taracorp (Illinois). In May of 2004, Modine submitted a payment of $118,609 as requested by the USEPA in accordance with an executed De Minimis Contributor Administrative Order. The Company does not anticipate any additional payments relating to the cleanup of the N.L./Taracorp, a previously listed PRP site.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 26: Contingencies and litigation, continued

The Company has also recorded other environmental cleanup and remediation expense accruals for certain facilities located in the United States and The Netherlands. These expenditures relate to facilities where past operations followed practices and procedures that were considered acceptable under then existing regulations, but will now require investigative and/or remedial work to ensure sufficient environmental protection. These accruals totaled $1,204,000 and $1,199,000 at March 31, 2005 and 2004, respectively, and are recorded in "accrued expenses and other current liabilities" and "other non-current liabilities". On October 10, 2003, the Company completed the sale of its LaPorte, Indiana manufacturing facility, which ceased operations in fiscal 2003. As part of the sale, the Company agreed to perform certain environmental cleanup and monitoring activities and to enter Indiana's Voluntary Remediation Program. The Company is proceeding with the activities and had an accrual balance of $233,000 as of March 31, 2005, which is included in the $1,204,000 mentioned above. The environmental accruals established by the Company do not reflect any possible insurance recoveries.

Employee agreements: The Company has employment agreements with certain key employees that provide for compensation and certain other benefits. The agreements also provide for other terms and conditions of employment including termination payments under certain specific circumstances such as a material change in control. In the unlikely event that these agreements were all triggered simultaneously, the possible contingent payments, which would be required under the employment contracts, are estimated to be between approximately a minimum of $5,682,000 and $11,812,000 depending on incentive payment calculations and other factors which are not determinable until the actual event occurs.
Other litigation: In June 2004, the Servicio de Administracion Tributaria in Nuevo Laredo, Mexico, where the Company operates a plant in it CHVAC&R division, notified the Company of a tax assessment of 10,193,207 peso (approximately $913,000) based primarily on the administrative authority’s belief that the Company (i) imported goods not covered by the Maquila program and (ii) that it imported goods under a different tariff classification than the ones approved. The Company filed a Motion for Reclassification with the Local Office of Legal Affairs in Nuevo Laredo which was rejected on January 19, 2004. The Company has filed a Nullity Tax Action with the Federal Tax Court (Tribunal Federal de Justicia Fiscal y Adminstrativa) in Monterrey, Mexico. The Company believes it has strong reasonable arguments to mount a good defense and obtain a favorable result before the Federal Tax Court. The Company has accrued $183,000 which includes an estimate of the tariffs the Company believes it may eventually owe upon settlement of the case and legal costs.

With a brief dated July 23, 2004, Behr GmbH & Co. KG sued Modine Manufacturing Company in the District Court in DüsseldorfDuesseldorf, Federal Republic of Germany, alleging a claim based on Modine bringing a patent infringement suit in bad faith and thereby causing Behr damages in 2000. The lawsuit seeks compensatory damages as the result of Behr having to re-design certain of its PF-style condensers to avoid the Modine patent, and recovery of its legal costs as provided by German law. Modine has responded to the complaint and we believe the Behr allegations are without merit. We anticipate that the court in DüsseldorfDuesseldorf will issue its findings in the third calendar quarter of 2005. Modine intends to vigorously defend the DüsseldorfDuesseldorf damages action and, in the event of any adverse determination, appeal to a higher court.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 26: Contingencies and litigation, continued

With a brief dated November 16, 2004, Behr GmbH & Co. KG sued Modine Europe GmbH, Modine Austria Ges.mbH and Modine Wackersdorf GmbH in the District Court in Mannheim, Federal Republic of Germany claiming infringement of Behr EPO patent 0669506 which covers a “plastic cage” insert for an integrated receiver/dryer condenser. Behr claims past infringement and current infringement by the Modine entities. Behr demands a cease and desist order, legal costs as provided by law, sales information and compensation. The amount of compensation due Behr, if any, would be based on lost profits, profits made by the Modine entities or a reasonable royalty rate of any integrated receiver/dryer condensers manufactured or sold by Modine and found to have infringed. In a related suit in the Federal Patent Court in Munich, Federal Republic of Germany, the Modine entities are asserting that the Behr patent described above is null and void and, therefore, Modine has not and is not infringing any intellectual property of Behr in the production of integrated receiver/dryer condensers based on Modine designs. Under German law, the determination of patent validity is considered in a separate legal action from the consideration of infringement. We anticipate that the court in Mannheim considering the infringement case will issue its findings prior to the court in Munich considering the validity issue. An evidentiary hearing was held in Mannheim on June 3, 2005. A decision from the Mannheim court is expected in late July, 2005. A decision from the Munich court is expected in the second calendar quarter of 2006. Modine intends to vigorously defend the Mannheim infringement action and pursue the Munich nullity action and, in the event of any adverse determination, appeal to a higher court.

In the normal course of business, Modine and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, the Occupational Safety and Health Administration, the Environmental Protection Agency, other governmental agencies and others in which claims, such as personal injury, property damage, intellectual property or antitrust and trade regulation issues, are asserted against Modine. Modine is also subject to other liabilities such as product warranty claims, employee benefits and various taxes that arise in the ordinary course of its business. Many of the pending damage and, to a lesser degree, warranty claims are covered by insurance and when appropriate Modine accrues for uninsured liabilities. While the outcomes of these matters, including those discussed above, are uncertain, Modine does not expect that any additional liabilities that may result from these matters is reasonably likely to have a material effect on Modine’s liquidity, financial condition or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 27: Quarterly financial data (unaudited)

Quarterly financial data is summarized below for the fiscal years ended March 31, 2005 and 2004:

		(In thousands, except per-share amounts)

Fiscal 2005 quarters ended	June	Sept.	Dec.	March

Net sales	$347,362	$363,620	$418,398	$414,550

Gross profit	82,160	83,132	95,685	89,132

Net earnings (a) (b) (c) (d)	13,809	14,052	18,946	14,855

Net earnings per share of
common stock:

Basic	$0.41	$0.41	$0.56	$0.43

Diluted	0.40	0.41	0.55	0.43

Fiscal 2004 quarters ended	June	Sept.	Dec.	March

Net sales	$288,898	$279,059	$310,799	$321,043

Gross profit	72,391	61,369	72,478	78,992

Net earnings (e) (f) (g)	11,286	4,305	12,318	12,528

Net earnings per share of
common stock:

Basic	$0.33	$0.13	$0.36	$0.37

Diluted	0.33	0.13	0.36	0.37

(a)
The 1st quarter of fiscal 2005 includes $1,983,000 ($1,288,000 after-tax) in restructuring and other closure costs related to the closure of the Company’s facility in Guaymas, Mexico which was part of the Electronics Cooling Group.

(b)	The 2nd quarter of fiscal 2005 includes additional restructuring and other closures costs related to the Guaymas, Mexico closure of $170,000 ($111,000 after-tax).
(c)
The 3rd quarter includes a reduction to restructuring and other closure costs related to the Guaymas, Mexico closure of $39,000 ($25,000 after-tax) resulting from the completion of the remaining restructuring activity.

(d)
The 4th quarter of fiscal 2005 includes a net $1,583,000, or approximately $.05 per diluted share, of additional income related primarily to net favorable foreign currency transactions and inventory revaluations/material costs at two non-U.S. locations of the Company’s Aftermarket Business. These adjustments relate to both prior quarters in the current year ($562,000, of which $543,000 or nearly $.02 per diluted share pertains to the 1st quarter of fiscal 2005) and prior years ($1,021,000 or approximately $.03 per diluted share). There was no related tax expense or benefit associated with these adjustments. The Company has determined that these items, which previously had been included in the foreign currency translation component of other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
_____________________

Note 27: Quarterly financial data (unaudited), continued

comprehensive income, should have been recorded through the statement of earnings for U.S. GAAP reporting purposes.
(e)	The 1st quarter of fiscal 2004 includes the acceleration of certain retirement and compensation related benefit expenses of $1,885,000 ($1,305,000 after-tax).
(f)	The 3rd quarter of fiscal 2004 includes a gain on the sale of a facility in LaPorte, Indiana totaling $555,000 ($327,000 after-tax).
(g)
The 4th quarter of fiscal 2004 includes gains on the sale of facilities in Strongsville, Ohio of $703,000 ($415,000 after-tax) and in St. Paul, Minnesota of $1,208,000 ($713,000 after-tax). Also recorded during the 4th quarter was a net increase to the valuation allowance for deferred taxes, relating primarily to foreign net operating loss carryforward activities. This increase effectively added $1,457,000 to the provision for income taxes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005. The assessment was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework”. Based on this assessment management concluded that, as of March 31, 2005, the Company’s internal control over financial reporting was effective based on those criteria.
Management has excluded the businesses in Asan City, South Korea, Shanghai, China and Jackson, Mississippi, from its assessment of internal control over financial reporting as of March 31, 2005 because they were acquired by the Company in purchase business combinations during fiscal 2005. Each of these businesses are wholly-owned subsidiaries of the Company whose total assets represent 12.6%, 0.5% and 2.2%, respectively, and whose total revenue represent 7.4%, 0.1% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 31, 2005.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report.

/s/D. B. Rayburn
David B. Rayburn
President and Chief Executive Officer

/s/B. C. Richardson
Bradley C. Richardson
Vice President, Finance and Chief Financial Officer

June 13, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MODINE MANUFACTURING COMPANY

We have completed an integrated audit of Modine Manufacturing Company’s 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, cash flows and shareholders’ equity and comprehensive income, present fairly, in all material respects, the financial position of Modine Manufacturing Company and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 15 to the consolidated financial statements, on April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of March 31, 2005 based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005 based on criteria established in “Internal Control—Integrated Framework” issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded the businesses in Asan City, South Korea, Shanghai, China and Jackson, Mississippi, from its assessment of internal control over financial reporting as of March 31, 2005, because they were acquired by the Company in purchase business combinations during fiscal 2005. We have also excluded these businesses from our audit of internal control over financial reporting. Each of these businesses are wholly-owned subsidiaries of the Company, whose total assets represent 12.6%, 0.5% and 2.2%, respectively, and whose total revenue represent 7.4%, 0.1% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 31, 2005.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP, Chicago, Illinois, June 13, 2005

Consolidated Summary of Operations and Five-Year Financial Record
Modine Manufacturing Company

(Dollars in thousands, except per-share amounts)
(In April 2001 Modine acquired Thermacore International Inc. in a business combination accounted for as a pooling of interests.
All data is presented to include Thermacore for all periods.)
(Where appropriate, prior years’ data have been reclassified to conform to the current year presentation)

Fiscal Years Ended March 31	2005	2004	2003	2002(A )	2001(B )

For the year

Net sales	$1,543,930	$1,199,799	$1,092,075	$1,069,187	$1,115,045
Gross profit	350,109	285,230	265,658	252,585	286,912
Selling, general and administrative expenses	264,088	235,283	214,121	214,175	223,274
Interest expense	6,365	5,429	6,026	7,793	8,784
Earnings before income taxes(2)	96,876	63,711	55,027	40,110	85,063
Net earnings	61,662	40,437	12,666	23,345	51,830
Net earnings per share __ Basic	$1.81	$1.19	$0.38	$0.70	$1.61
__ Diluted	1.79	1.19	0.38	0.70	1.58
Depreciation and amortization expenses(3)	68,494	61,421	54,810	63,508	51,908
Net cash provided by operating activities	155,748	109,214	110,578	131,577	124,892
Dividends paid	21,610	18,666	16,834	28,981	29,307
Dividends per share	$0.63	$0.55	$0.50	$0.875	$1.00
Return on sales (2)	4.0%	3.4%	3.1%	2.2%	4.6%
Return on average shareholders’ equity(2)	9.9%	7.2%	6.6%	4.5%	10.3%
Return on average capital employed (2) (4)	9.1%	6.7%	5.8%	4.1%	8.0%
Capital expenditures	68,567	72,534	50,519	35,763	72,890
Research and development expenses	32,002	31,414	27,923	26,802	24,705
Price-to-earnings range (1) (2)	14.4-19.0	12.3-24.8	12.2-29.4	27.3-45.7	12.0-18.9
Stock-price range __ High	$33.99	$29.50	$30.00	$32.00	$29.94
__ Low	25.83	14.67	12.46	19.13	19.00

For the year before the accounting change (2)

Net sales	1,543,930	1,199,799	1,092,075	1,069,187	1,115,045
Earnings before accounting change	61,662	40,437	34,358	23,345	51,830
Earnings per share before accounting change
__ Basic	$1.81	$1.19	$1.03	$0.70	$1.61
__ Diluted	1.79	1.19	1.02	0.70	1.58

At year end

Working capital	164,236	229,144	224,103	234,466	198,178
Property, plant and equipment __ gross	1,006,941	852,486	757,047	702,895	697,063
Accumulated depreciation	510,761	454,789	397,289	362,507	330,209
Total assets	1,152,155	976,523	907,221	898,699	935,053
Long-term debt	40,724	84,885	98,556	139,654	137,449
Shareholders’ equity	659,780	586,541	530,387	515,999	518,697
Weighted average shares outstanding
__ Diluted (in thousands)	34,480	34,073	33,758	33,406	32,859
Book value per share	$19.11	$17.21	$15.70	$15.42	$15.79
Current ratio	1.5	2.1	2.2	2.4	2.0
Total debt to capital	13.8%	13.0%	17.3%	22.6%	26.1%
Number of employees	9,008	7,468	7,395	7,706	8,223

(1) Using net earnings per share (E.P.S.) __ diluted.
(2) Before cumulative effect of accounting change in fiscal 2003.
(3) Beginning in fiscal 2003 goodwill amortization was discontinued in accordance with SFAS No. 142.
(4) See page 75 of this report for a description and reconciliation of this non-GAAP derived measure.
(A) A restructuring charge reduced net earnings by $5.2 million.
(B) Patent royalty settlements added $12.7 million to net earnings.

RETURN ON AVERAGE CAPITAL EMPLOYED

For the Years Ended March 31

			2003 before
			accounting
(Dollars in thousands)	2005	2004	change	2003	2002	2001

Net earnings	$61,662	$40,437	$34,358	$12,666	$23,345	$51,830
Plus: Interest expense net of tax benefit at total company effective tax rate	4,055	3,447	3,760	3,760	4,536	5,349

Net return	$65,717	$43,884	$38,118	$16,426	$27,881	$57,179
Divided by: Average capital (beginning total debt + beginning shareholders’ equity + ending total debt + ending shareholders’ equity divided by 2)	$719,733	$658,043	$654,022	$654,022	$684,016	$711,101

Return on average capital employed	9.1%	6.7%	5.8%	2.5%	4.1%	8.0%

Interest expense	$6,365	$5,429	$6,026	$6,026	$7,793	$8,784
Total Company effective tax rate*	36.3%	36.5%	37.6%	37.6%	41.8%	39.1%
Tax benefit	2,310	1,982	2,266	2,266	3,257	3,435
Interest expense net of tax benefit	$4,055	$3,447	$3,760	$3,760	$4,536	$5,349

*The Company utilized the effective tax rate before accounting change for fiscal 2003. The actual rate for fiscal 2003 was distorted by the tax benefit on the accounting change.
Return on average capital employed is not a measure derived under generally accepted accounting principles (GAAP) and should not be considered as a substitute for any measure derived in accordance with GAAP. Management believes that return on average capital employed provides investors with helpful supplemental information about the Company’s performance, ability to provide an acceptable return on all the capital utilized by the Company, and ability to fund growth. This measure may also be inconsistent with similar measures presented by other companies.

GLOSSARY OF FINANCIAL TERMS

Asset Turnover: Net sales divided by total assets less non- interest bearing liabilities (total liabilities less total debt).

Book Value Per Share: Shareholders’ equity divided by the
number of common stock shares issued less the number of treasury stock shares.

Current Ratio: Current assets divided by current liabilities.

Price-to-Earnings Ratio: The market price per share  divided by 12 months’ diluted earnings per share.

Return on Sales: Net earnings divided by net sales.

Return on Average Shareholders’ Equity: Net earnings
divided by average shareholders’ equity: this is a measure of the profit generated on the shareholders’ investment in the company.

Return on Average Capital Employed: The sum of net
earnings and adding back after-tax interest expense (interest expense less the tax benefit at the total company effective tax rate) divided by the average total debt plus shareholders’ equity: this is a financial measure of the profit generated on the total capital invested in the company before any interest expense payable to lenders, net of any tax effect.

Total Debt to Capital: Total debt divided by total debt plus shareholders’ equity: this is used to measure what portion of the total invested capital is borrowed funds.

Working Capital: Current assets less current liabilities.